

03037599

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wolfson Microelectronics plc

*CURRENT ADDRESS Lutton Court
20 Bernard Terrace
Edinburgh EH8 9NX
Scotland

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

FILE NO. 82- 34753 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY:

DAT : 11/24/03

WOLFSON MICROELECTRONICS PLC
Initial Submission Pursuant to Rule 12g3-2(b)
November 14, 2003

1.1 Memorandum and articles of association

WOLFSON MICROELECTRONICS PLC

MEMORANDUM OF ASSOCIATION

Brobeck Hale and Dorr

Alder Castle
10 Noble Street
London EC2V 7QJ
Tel: +44 (0)20 7645 2400
Fax:+44 (0)20 7645 2424

THE COMPANIES ACTS 1948 TO 1983

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

WOLFSON MICROELECTRONICS PLC

I. The name of the Company is "**WOLFSON MICROELECTRONICS PLC**".[1]

II. The Company is to be a Public Company.[2]

III. The Registered Office of the Company will be situated in Scotland.[3]

IV. The Objects for which the Company is established are:- [4]

1. To carry on business as a general commercial company.

2. (a) To carry on in Scotland and elsewhere any business for profit, directly or indirectly, whether by itself and in its own name or through subsidiary, associated or allied companies or firms in the United Kingdom or elsewhere, in all or any of its branches the business of supplying services and products relating to the research, development, design and application of micro-electronic, electronic control and other advanced technology, and all apparatus, accessories and things required for or capable of being used in connection therewith including the training of personnel in the application of such technology and the provision of consultancy services, and also to buy, sell, lease, acquire, manufacture, repair, convert, let on hire and deal in all machinery, equipment, software programs, tools, implements, utensils, apparatus and metals, minerals, fibres, plastics, laminates and all other materials, natural and synthetic, or property including industrial and intellectual property and rights, relating to or capable of being used in connection with such technology.

   (b) To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with any of the Company's objects may be expected directly or indirectly to benefit the Company, or to

---

1 By Special Resolution passed the 9 October 1984, the name of the Company was changed from WMI Electronics Limited to Wolfson Microelectronics Limited.
By Special Resolution passed the 25 July 2002, the name of the Company was changed from Wolfson Microelectronics Limited to Wolfson Microelectronics Plc.

2 This clause II was inserted by Special Resolution passed the 25 July 2002.

3 By Special Resolution passed the 25 July 2002, clause III was substituted for the previous clause II.

4 By Special Resolution passed the 25 July 2002, clause IV was substituted for the previous clause III.

enhance the value of or render more profitable any of the Company's properties, assets, rights, or interests.

(c) To manufacture, buy, sell, hire and deal in plant, machinery, tools, implements, materials, articles, and things of all kinds necessary or useful for carrying on the foregoing businesses or any of them or likely to be required by customers of or persons having dealings with the Company.

It is hereby declared that each sub-paragraph of this sub-clause shall be construed independently of the other sub-paragraphs hereof and that none of the objects mentioned in any sub-paragraph shall be deemed to be merely subsidiary to the objects mentioned in any other sub-paragraph.

3. To purchase, feu, take on lease or on licence or sub-licence or in exchange, hire or by any other means acquire or become interested in, use, work, exercise and develop any real or heritable or leasehold or licensed property of whatever nature or tenure whether on any mainland, or on or under the sea-bed and any rights, privileges, servitudes or easements over or in respect of any property or things and any moveable or personal property whatsoever which may seem to the Company necessary or convenient for the purpose of its business, or calculated directly or indirectly to enhance the value of any other property of the Company.

4. To acquire or establish and carry on any business or trade, manufacturing or otherwise, which the Directors may consider desirable to be carried on in connection with its business, or otherwise calculated directly or indirectly to enhance the value of the Company's properties and rights for the time being.

5. To establish and regulate branches or agencies for the purpose of the business of the Company in the United Kingdom or elsewhere and to discontinue the same.

6. To apply for, purchase, or otherwise acquire, in any part of the World, any patents, brevets d'invention, licences, design drawings, copyright, know-how, secret processes, and the like conferring any exclusive or non-exclusive or limited right to use, or any secret or other information as to any invention which may seem capable of being used for the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop, or grant licences in respect of or otherwise turn to account the property, rights or information so acquired, and to prolong, renew, disclaim, alter or modify any such patent or right and also to acquire, use and register trade marks and trade names, or other rights or privileges in relation to any business for the time being carried on by the Company.

7. To buy or acquire the whole or any part of or any interest in the business, property or undertaking of any company or partnership or individual and to undertake the whole or any part of the liabilities of such company, partnership or individual and to pay for such business, property or undertaking in cash, or in shares, preferences, ordinary or deferred stock or debentures of the Company or in debentures or other securities of any other company or partly in each of such modes of payment.

8. To sell, dispose of or transfer the business, property or undertaking of the Company or any branch or part thereof in consideration of payment in cash or in shares,

preference, ordinary or deferred or debentures stock, of the Company or in debentures or other securities of any other company, or partly in each of such modes of payment, or for such other considerations as may be deemed proper, and to distribute equitably the price howsoever paid or satisfied among the members in or towards satisfaction of their interest in the assets of the Company.

9. To hold, sell, improve, manage, develop, exchange, lease, mortgage, dispose of, turn to account, or otherwise deal with all or any part of the property and rights of the Company, and to feu out all or any parts of the heritable estate of the Company.

10. To take and hold any property and effects, heritable or moveable, real or personal, whether acquired in security or absolutely, either in the name of the Company itself or in the name of a trustee or trustees, who may be either individuals or corporations; and the title of the trustee or trustees may or may not disclose that they hold in trust; also to carry on any business which the Company is authorised to carry on in the name of a trustee or trustees as aforesaid and that whether or not it be disclosed that such trustee or trustees are acting in that capacity.

11. To draw, make, accept, endorse and execute, and to discount and sell promissory notes, bills of exchange, bills of lading and other negotiable instruments and documents of title so as to be transferable by delivery or to order or otherwise.

12. To receive from any person or persons, whether director, shareholder, or employee of the Company or otherwise, or from any corporate body, money on deposit at interest or otherwise.

13. To lend or advance money to such parties and on such terms as may seem expedient, whether to customers or employees of and persons having dealings with the Company or otherwise, and to vary the conditions of any such advance or loan, and to give any guarantee or any security or indemnity in respect thereof, and to discount bills, and to transact any of the business of a banker which may seem to the Company expedient.

14. To borrow or raise money on the real or heritable, personal or moveable property of the Company, present or future, and its uncalled capital; and to borrow by way of discount, cash, credit or overdraft or in any other manner; and to grant security for all or any of such sums, either to lenders or to any one granting a guarantee, undertaking or other obligation on behalf of the Company to enable it to obtain such sums, and by way of such security to dispone, assign, mortgage, pledge, or charge the whole or any part of the property, assets or revenue of the Company, including its uncalled capital, or to dispone, transfer or convey the same absolutely or in trust, and to give to creditors or others receiving such security powers of sale and other usual and necessary powers.

15. To guarantee the payment of any monies or the performance of any contracts, liabilities, duties, obligations or engagements of any company, firm or person, and to become liable or responsible for money, and to undertake obligations of every kind and description, upon such terms as the Company may consider desirable and without prejudice to the generality thereof and with or without the Company receiving any consideration to guarantee and/or give security (either by way of mortgage or charge on all or any part of the property and undertaking present and future, and the uncalled capital of the Company or otherwise) for the performance of the obligations of any

company, firm or person and the payment of the principal of and dividends, interests and premiums on any stock, shares, debentures, debenture stock or other securities of any company.

16. To create and issue at par, or at a premium or discount, debentures or debenture stock, terminable, redeemable, or perpetual mortgage debenture stock, either redeemable or irredeemable, bonds, debentures, mortgage debentures and any other obligations or securities of the Company, and to grant standard or other securities in favour of lenders or trustees for lenders in order to secure any money borrowed or raised by the Company, and to exchange or convert from time to time any such securities.

17. To procure the Company to be registered or recognised in any foreign country.

18. To establish or promote, or concur in establishing or promoting, any other company in the United Kingdom or elsewhere for the purpose of carrying on any business or for acquiring all or any of the property, rights and liabilities of the Company or for any other purpose which may seem directly or indirectly calculated to benefit the Company, and to acquire and hold shares, preference, ordinary or deferred, stock or securities of any such company, and to guarantee payment of any securities issued by or any other obligation of any such company.

19. To pay for any property or rights acquired by the Company either in cash or shares, preference, ordinary or deferred, fully or partly paid up, with or without preferred or deferred rights in respect of dividend, or repayment of capital or otherwise or by any Debenture or other securities which the Company has power to issue, or partly in one mode and partly in another, and generally on such terms as the Directors may approve.

20. To establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and to give or procure the giving of donations, gratuities, pension, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary company, or who are or were at any time Directors or officers of the Company or of any such other company, and the wives, widows, families and dependents of any such persons, and also to establish and subsidise or subscribe to any institutions, associations, clubs or funds considered to be for the benefit of or to advance the interests and well being of the Company or of any such other company as aforesaid, or of any such person as aforesaid, and to make payments for or towards the insurance of any such person as aforesaid, and to subscribe or guarantee money for any charitable or benevolent objects for any exhibition, or for any public, general or useful object, and to do any of the matters aforesaid, either alone, or in conjunction with any such other company as aforesaid.

21. To renumerate the servants of the Company and any person, firm, or company rendering services to the Company, either by cash payment or by allotment to them or him of shares or securities of the Company, credited as paid up in full or otherwise, or to remunerate them or him out of or in proportion to, the return or profits of the Company, or of any particular business carried on by it, or otherwise as the Company may think fit.

22. To pay out of capital or revenue all or any expenses incurred in connection with the formation, promotion and incorporation of the Company or to contract with any person or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling or guaranteeing the subscription of any shares, debentures, debenture stock or securities of the Company or of any company promoted by the Company.

23. To enter into partnership, or into any agreement or joint purchase or joint venture arrangement, or any arrangement for sharing profits and losses, or union of interest, or co-operation with any person, company, corporation or association carrying on, or proposing to carry on any business or transaction which the Company may legally carry on or enter into, or any business or any business or transaction capable of being conducted so as directly or indirectly to benefit the Company, and in connection therewith to grant and receive guarantees, and to acquire and hold shares, stock or securities of any such company; and to enter into any contract with any person, company, corporation or association to regulate the course of business for the purpose of establishing any tariff or prices, or otherwise, and to contribute out of the Company's funds to any association or fund calculated directly or indirectly to benefit the Company or its interests.

24. To amalgamate with any person or firm, or any company, whose objects are within the objects of the Company; and for that purpose to purchase or sell for shares, preference, ordinary or deferred or otherwise, the undertaking of this or such person, firm or other company, subject to the liabilities of this or any such firm, or other company, with or without winding-up, or to purchase or sell for shares, preference, ordinary, deferred or otherwise, all the shares or stock of this or any such other company as aforesaid, or to amalgamate by partnership, or any arrangement of the nature of partnership or in any other manner; and to take by subscription purchase or otherwise, and hold shares, preference, ordinary or deferred, or stock in, or debentures or other securities of any company, society or undertaking having any object of a like nature with any of those of the Company, or such as may be deemed likely to advance in any way the interests of the Company.

25. To distribute the property of the Company, or any part thereof, in specie among its members, whether by way of dividend or upon a return of capital, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

26. To invest and deal with the monies of the Company in any way which the Company shall think fit, and to use any sum which may be set aside as a reserve fund or special reserve fund, as working capital, or in any other way the Company may deem right or suitable.

27. To apply for, promote and obtain any Act of Parliament or obtain any Provisional Order or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

28. To do all or any of the above things in any part of the World, and either as principals, agents, trustees or otherwise, and either alone or in conjunction with others, and either by or through agents, sub-contractors or otherwise.

29. To do all such other things as the Company may think incidental or conducive to the attainment of the above objects or any of them, in any part of the World.

It is hereby declared that each sub-clause of this clause shall be construed independently of the other sub-clause hereof and that none of the objects mentioned in any sub-clause shall be deemed to be merely subsidiary to the objects mentioned in any other sub-clause.

IV. The liability of the Members is limited.

V. *The share capital of the Company is One Hundred Pounds Sterling divided into One hundred shares of One pound each, with power to divide the shares in the capital for the time being into several classes, and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the regulations of the Company.

WE, the several persons whose names and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names:

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	**NUMBER OF SHARES TAKEN BY EACH SHAREHOLDER**
W & J Burness (Trustees) Limited 16 Hope Street Charlotte Square Edinburgh	One
Annette Pairman 16 Hope Street Charlotte Square Edinburgh	One

DATED the Seventh day of September Nineteen Hundred and Eighty four.

WITNESS to the above signatures:-

Malcolm James Wood
16 Hope Street
Charlotte Square
Edinburgh
Writer to the Signet

* The authorised share capital of the Company has been altered as follows:-

By ordinary resolution passed on the 5 December 1984, the company's authorised share capital was subdivided into 1,000 ordinary shares of £0.10 each. By ordinary share resolution passed on the 5 December 1984, the company's authorised share capital was increased from £100 to £10,000; made up of 100,000 Ordinary Shares of £0.10 each ("Ordinary Shares").

By ordinary resolution passed on the 21 December 1984, the company's authorised share capital was increased from £10,000 to £680,000 by the creation of 670,000 7% cumulative redeemable preference shares of £1.00 each ("Preference Shares"). The total authorised share capital was divided into 670,000 Preference Shares and 100,000 Ordinary Shares.

By ordinary resolution passed on the 13 December 1993, the company's authorised share capital was increased from £680,000 to £700,515.30 by the creation of 183,333 'A' Ordinary Shares of £0.10 each ("A Ordinary Shares") and 21,820 Ordinary Shares. On 13 December 1993 all Preference Shares were re-designated as Deferred Shares of £1.00 ("Deferred Shares"). The total authorised share capital was divided into 670,000 Deferred Shares, 121,820 Ordinary Shares and 183,333 'A' Ordinary Shares.

By ordinary resolution passed on the 17 June 1995, the company's authorised share capital was reduced from £700,515 to £326,827.30 by the cancellation of 373,688 Deferred Shares. The total authorised share capital was divided into 183,333 'A' Ordinary Shares, 121,820 Ordinary Shares and 296,312 Deferred Shares.

By ordinary resolution passed on the 19 January 1996 the company's authorised share capital was increased from £326,827.30 to £340,000 by the creation of 131,727 Ordinary Shares.

By ordinary resolution passed on the 1 March 1996, Loan Stock of £341,002 was converted into 113,667 'A' Ordinary Shares and all 'A' Ordinary Shares were re-designated as Ordinary Shares. The total authorised share capital was divided into 436,880 Ordinary Shares and 296,312 Deferred Shares

By ordinary resolution passed on the 8 August 1997, the company's authorised share capital was increased from £340,000 to £345,000 by the creation of 50,000 Ordinary Shares. By special resolution passed 10 October 1997, 18,607 of the authorised but unissued Ordinary Shares were converted into 'B' Ordinary Shares. The total authorised Share Capital was 296,312 Deferred Shares, 18,607 "B' Ordinary Shares and 468,273 Ordinary Shares.

By ordinary resolution passed on the 9 August 1999, the company's authorised share capital was increased from £345,000 to £361,500 by the creation of 165,000 Ordinary Shares. The total authorised share capital was divided into 633,273 Ordinary Shares, 296,312 Deferred Shares and 18,607 'B' Ordinary Shares.

By ordinary resolution passed on the 29 May 2000, the company's authorised share capital was increased from £361,500 to £378,000 by the creation of 165,000 Ordinary Shares. The total authorised share capital was divided into 798,273 Ordinary Shares, 296,312 Deferred Shares and 18,607 'B' Ordinary Shares.

By ordinary resolution passed on the 2 August 2001, the company's authorised share capital was increased from £378,000 to £384,300 by the creation of 63,000 Ordinary Shares. Total current authorised share capital is divided into 861,273 Ordinary Shares, 296,312 Deferred Shares and 18,607 'B' Ordinary Shares.

NEW ARTICLES OF ASSOCIATION

of

WOLFSON MICROELECTRONICS PLC

(Incorporated in Scotland **under** ***company number: SC089839)***

(Adopted by special resolution on 21 October 2003)

HALE AND DORR

Alder Castle
10 Noble Street
London EC2V 7QJ
Tel: +44 (0)20 7645 2400
Fax: +44 (0)20 7645 2424

Ref: 00768-016



SCT SMI8SPEZ 0683
COMPANIES HOUSE 22/10/03

Contents

COMPANY NUMBER: SC089839

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

WOLFSON MICROELECTRONICS PLC

(Incorporated in Scotland)

(Adopted by special resolution on 21 October 2003)

PRELIMINARY

1. **Table A not to apply**

The regulations in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 shall not apply to the Company.

2. **Interpretation**

2.1 In these Articles (if not inconsistent with the subject or the context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

the **"Act"**	the Companies Act 1985 (as amended);
"these Articles"	these Articles of Association as from time to time altered or replaced by Special Resolution;
"**Auditor**"	means the auditors of the Company from time to time;
the **"CREST Regulations"**	the Uncertificated Securities Regulations 2001;
a **"Director"**	a director of the Company;
the **"Directors"**	the board of directors of the Company from time to time;
"FSMA"	the Financial Services and Markets Act 2000;
the **"Group"**	the Company, its subsidiary undertakings and any other body corporate, legal entity,

	partnership or unincorporated joint venture in which the Company or any of its subsidiary undertakings holds a participating interest;
"in writing"	written or produced by any substitute for writing or partly one and partly another;
"London Stock Exchange"	London Stock Exchange plc;
"Memorandum of Association"	the memorandum of association of the Company from time to time;
"month"	calendar month;
"Operator"	CRESTCo Limited or such other person as may for the time being be approved by H.M. Treasury as Operator under the CREST Regulations;
"Operator-instruction"	a properly authenticated dematerialised instruction attributable to the Operator;
"Ordinary Share"	an ordinary share of £0.001 in the capital of the Company;
"paid"	paid or credited as paid;
"participating security"	a security title to units of which is permitted by the Operator to be transferred by means of a relevant system;
"Register"	the register of members of the Company;
"Registered Office"	the registered office of the Company for the time being;
"relevant system"	a computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument pursuant to the CREST Regulations;
"Seal"	the Common Seal of the Company;
"Securities Seal"	an official seal kept by the Company by virtue of Section 40 of the Act;
the **"Statutes"**	the Act, the CREST Regulations and every other statute for the time being in force concerning

companies and affecting the Company;

"**UK Listing Authority**"	means the Financial Services Authority (or any other body from time to time) acting as the competent authority for the purposes of the FSMA;
the "**United Kingdom**"	the United Kingdom of Great Britain and Northern Ireland; and
"**year**"	calendar year;

2.2 The expressions "**debenture**" and "**debenture holder**" shall respectively include "**debenture stock**" and "**debenture stockholder**".

2.3 The expressions "**recognised clearing house**" and "**recognised investment exchange**" shall mean any clearing house or investment exchange (as the case may be) granted recognition under the FSMA.

2.4 The expression "**Secretary**" shall include any person appointed by the Directors to perform any of the duties of the Company Secretary including, but not limited to, a joint, assistant or deputy Company Secretary.

2.5 The expressions "**subsidiary undertaking**" and "**participating interest**" bear the same respective meanings as defined by the Act.

2.6 The expression "**officer**" shall include a Director, manager and the Secretary, but shall not include an external auditor.

2.7 The expression "**shareholders' meeting**" shall include both a general meeting and a meeting of the holders of any class of shares of the Company.

2.8 The expression "**electronic mail**" shall include any electronic transmission in any form through any medium (including, without limitation, publication on the internet).

2.9 All such of the provisions of these Articles as are applicable to paid-up shares shall apply to stock, and the words "**share**" and "**shareholder**" shall be construed accordingly.

2.10 Words denoting the singular shall include the plural and vice versa. Words denoting one gender shall include each other gender. Words denoting persons shall include bodies corporate and unincorporated associations.

2.11 References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force (whether coming into force before or after the adoption of these Articles).

2.12 Subject as aforesaid any words or expressions defined in the Act or the CREST Regulations shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

2.13 A Special Resolution or Extraordinary Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required. A Special Resolution shall be effective for any purpose for which an Extraordinary Resolution is expressed to be required.

2.14 The headings in these Articles are for convenience only and shall not affect their meaning.

2.15 References to a share (or to a holding of shares) being in certificated or uncertificated form are references, respectively, to that share being a certificated or an uncertificated unit of a security for the purposes of the CREST Regulations.

SHARE CAPITAL

3. Amount of share capital

The authorised share capital of the Company at the date of the adoption of these Articles is £125,000 divided into 125,000,000 Ordinary Shares of £0.001 each.

4. Increase of share capital

The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares shall be subject to the provisions of the Statutes and of these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

5. Consolidation, subdivision and cancellation

5.1 The Company may by Ordinary Resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(c) subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association or these Articles (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares ensuring that the proportion unpaid remains the same.

5.2 Whenever as a result of a consolidation or subdivision of shares any members would become entitled to fractions of a share, the Directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the

Company) and distribute the net proceeds of sale in due proportion among those members, and the Directors may authorise some person to transfer the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale. So far as the Statutes allow, the Directors may treat shares of a member in certificated form and in uncertificated form as separate holdings in giving effect to subdivisions and/or consolidations and may cause any shares arising on consolidation or subdivision and representing fractional entitlements to be entered in the Register as shares in certificated form where this is desirable to facilitate the sale thereof.

6. **Purchase of own shares**

6.1 Subject to the provisions of the Statutes, the Company may purchase, or may enter into a contract under which it will or may purchase, any of its own shares of any class (including any redeemable shares) but so that if there shall be in issue any shares convertible into equity share capital of the Company of the class proposed to be purchased, then the Company shall not purchase, or enter into a contract under which it will or may purchase, such equity shares unless either:

(a) the terms of issue of such convertible shares include provisions permitting the Company to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase; or

(b) the purchase, or the contract, has first been approved by an Extraordinary Resolution passed at a separate meeting of the holders of such convertible shares.

6.2 Subject to the terms of the Act, the Company may issue shares on the terms that they may be redeemed at the option of the Company or the holder thereof.

7. **Reduction of capital**

Subject to the provisions of the Act, the Company may by Special Resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way.

SHARES

8. **Rights attaching to shares on issue**

Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as the Directors may determine) and subject to the provisions of the Statutes and without prejudice to any rights attaching to any existing shares or class of shares the Company may issue any shares which are, or at the option of the Company or the holder are liable, to be redeemed.

9. **Directors' power to allot**

Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in a General Meeting passed pursuant thereto all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

10. **Commissions on issue of shares**

The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful. Subject to the provisions of the Statutes, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

11. **Renunciation of allotment**

The Directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder:

(a) recognise a renunciation thereof by the allottee in favour of some other person and accord to any allottee of a share a right to effect such renunciation; and/or

(b) allow the rights represented thereby to be one or more participating securities;

in each case upon and subject to such terms and conditions as the Directors may think fit to impose.

12. **Trust etc. interests**

12.1 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the holder.

12.2 The Company shall be entitled, but except as required by law or by these Articles, shall not be bound, to recognise in such manner and to such extent as it may think fit any trusts in respect of any of the shares of the Company. Notwithstanding any such recognition, the Company shall not be bound to see to the execution, administration or observance of any trust, whether express, implied or constructive, in respect of any shares of the Company and shall be entitled to recognise and give effect to the acts and deeds of the holders of such shares as if they were the absolute owners thereof. For the purpose of this Article 12.2, "trust" includes any right in respect of any shares of the Company other than an absolute right thereto in the holder thereof for the time being or such other rights in the case of transmission thereof as are mentioned in these Articles.

SHARE CERTIFICATES

13. Issue of share certificates

Every person (except a person to whom the Company is not required by law to issue a share certificate) whose name is entered in the Register in respect of shares in certificated form shall upon the issue or transfer to him of such shares be entitled without payment to a share certificate therefor (in the case of issue) within one month (or such longer period as the terms of issue shall provide) after allotment or (in the case of a transfer of fully-paid shares) within five business days after lodgement of the transfer or (in the case of a transfer of partly-paid shares) within two months after lodgement of the transfer.

14. Form of share certificate

Every share certificate shall be executed by the Company in such manner as the Directors may decide (which may include use of the Seal or the Securities Seal (or, in the case of shares on a branch register, an official seal for use in the relevant territory) and/or manual or facsimile or laser signatures by one or more Directors) and shall specify the number and class of shares to which it relates and the amount paid up thereon. No share certificate shall be issued representing shares of more than one class.

15. Joint holders

In the case of a share held jointly by several persons in certificated form the Company shall not be bound to issue more than one share certificate therefor delivery of a share certificate to one of the joint holders shall be sufficient delivery to all.

16. Replacement of share certificates

16.1 Any two or more share certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

16.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

16.3 If any member transfers part only of the shares held by him, the Company shall upon receipt of the share certificate held by him and a properly stamped stock transfer form in relation to such transfer, issue to the transferee thereof a new share certificate in respect of the shares transferred to him and issue to the member who has transferred shares a balancing share certificate.

16.4 If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new share certificate representing the same shares may be issued to the holder upon request subject to delivery up of the old share certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the

Company in connection with the request as the Directors may think fit.

16.5 In the case of shares held jointly by several persons any such request may be made by any one of the joint holders unless the share certificate is alleged to have been lost stolen or destroyed.

CALLS ON SHARES

17. **Power to make calls**

The Directors may from time to time make calls upon the members by giving at least 14 clear days notice in writing in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of allotment of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

18. **Liability for calls**

Each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be wholly or partly revoked or postponed as the Directors may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

19. **Interest on overdue amounts**

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 15 per cent per annum) as the Directors determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

20. **Other sums due on shares**

Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of allotment of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of allotment the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

21. **Power to differentiate between holders**

The Directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

22. **Payment of calls in advance**

The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate as the member paying such sum and the Directors may agree.

FORFEITURE AND LIEN

23. Notice on failure to pay a call

23.1 If a member fails to pay in full any call or instalment of a call on or before the due date for payment thereof, the Directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

23.2 The notice shall name a further day (not being less than 14 days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.

24. Forfeiture for non-compliance

24.1 If the requirements of any notice referred to in Article 23 are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

24.2 If a share is forfeited, notice of the forfeiture shall be given to the person who was the holder of the share or (as the case may be) the person entitled to the share by transmission, and an entry that notice of the forfeiture has been given, with the relevant date, shall be made in the Register, but no forfeiture shall be invalidated by any omission to give such notice or to make such entry.

25. Power to annul forfeiture or surrender

The Directors may, at any time before the forfeited or surrendered share has been sold, re-allotted or otherwise disposed of, annul the forfeiture or surrender upon payment of all calls and interest due on or incurred in respect of the share and on such further conditions (if any) as they think fit.

26. Disposal of forfeited shares

A share so forfeited or surrendered shall become the property of the Company and may be retained by the Company, sold, re-allotted or otherwise disposed of either to

the person who was before such forfeiture or surrender the holder thereof or entitled thereto or any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, re-allotment or disposal the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

27. **Holder to remain liable despite forfeiture**

A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares (and shall, in the case of shares held in certificated form, surrender to the Company for cancellation the certificate for such shares) but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at 15 per cent per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal or waive payment in whole or in part.

28. **Lien on partly-paid shares**

The Company shall have a first and paramount lien on every share (not being a fully-paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and the Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article. The Company's lien on a share shall extend to any amount (including, without limitation, dividends) payable in respect of it.

29. **Sale of shares subject to lien**

The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing demanding payment of the sum presently payable and giving notice of intention to sell the share in default of payment shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

30. **Proceeds of sale of shares subject to lien**

30.1 The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender (in the case of shares held in certificated form) be payable to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares

at the time of the sale. For the purpose of giving effect to any such sale the Directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser.

30.2 The purchaser shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

31. **Evidence of forfeiture**

A statutory declaration in writing that the declarant is a Director or the Secretary and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration shall (subject to the relevant share transfer being made, if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

32. **Extinction of rights**

The forfeiture of a share shall involve the extinction at the time of forfeiture of all interests in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Statutes.

VARIATION OF RIGHTS

33. **Manner of variation of rights**

33.1 Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an Extraordinary Resolution passed at a separate meeting of the holders of the share of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up.

33.2 To every such separate meeting all the provisions of these Articles relating to General Meetings and to the proceedings thereat shall *mutatis mutandis* apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class (but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

33.3 The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

34. **Matters not constituting variation of rights**

The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by (a) the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith or subsequent to but in no respect in priority thereto or (b) the purchase or redemption by the Company of any of its own shares or (c) the Company permitting, in accordance with the CREST Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

TRANSFER OF SHARES

35. **Form of transfer**

35.1 All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer which are registered may be retained by the Company.

35.2 All transfers of shares which are in uncertificated form may be effected by means of a relevant system. The Directors may in their absolute discretion refuse to register an uncertified share where permitted by the Act.

36. **Balance certificate**

Where some only of the shares comprised in a share certificate are transferred the old share certificate shall be cancelled and, to the extent that the balance is to be held in certificated form, a new share certificate for the balance of such shares shall be issued in lieu without charge.

37. **Right to refuse registration**

37.1 The Directors may decline to recognise any instrument of transfer relating to shares in certificated form unless it is in respect of only one class of share and is lodged (duly stamped if required) at the Registered Office or at such other place as the Directors may appoint and is accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer of shares in certificated form by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgement of share certificates will only be necessary if and to the extent that share certificates have been

issued in respect of the shares in question.

37.2 The Directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor refuse to register any transfer of shares (not being fully-paid shares) provided that, where any such shares are admitted to the Official List of the UK Listing Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis or any transfer of a share on which the Company has a lien

37.3 The Directors may also refuse to register an allotment or transfer of shares (whether fully-paid or not) in favour of more than four persons jointly.

37.4 If the Directors refuse to register an allotment or transfer of shares they shall within two months after the date on which:

(a) the letter of allotment or instrument of transfer was lodged with the Company (in the case of shares held in certificated form); or

(b) the Operator-instruction was received by the Company (in the case of shares held in uncertificated form);

send to the allottee or transferee notice of the refusal.

38. **No fee on registration**

No fee will be charged by the Company in respect of the registration of any transfer or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

39. **Closure of Register**

The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Directors may from time to time determine and either generally or in respect of any class of shares, except that, in respect of any shares which are participating securities, the Register shall not be closed without the consent of the Operator.

40. **Branch Register**

Subject to and to the extent permitted by the Statutes, the Company, or the Directors on behalf of the Company, may cause to be kept in any territory a branch register of members resident in such territory, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such register.

41. **Further provisions on shares in uncertificated form**

41.1 Subject to the Statutes and the Rules (as defined in the CREST Regulations), the Directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of a relevant system or that shares of any class should cease to be held and transferred as aforesaid.

41.2 Shares in the capital of the Company that fall within a certain class shall not form a

separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the CREST Regulations to become a participating security.

41.3 Where any class of shares is a participating security and the Company is entitled under any provision of the Statutes or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Statutes and these Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice; and

(d) to take any action that the Directors consider appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

41.4 The provisions of these Articles shall not apply to shares of any class which are in uncertificated form to the extent that such Articles are inconsistent with:

(a) the holding of shares of that class in uncertificated form;

(b) the transfer of title to shares of that class by means of a relevant system; or

(c) any provision of the CREST Regulations.

TRANSMISSION OF SHARES

42. Persons entitled on death

In case of the death of a member, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased member (whether sole or joint) from any liability in respect of any share held by him.

43. **Election by persons entitled by transmission**

43.1 A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share either be registered himself as a holder of the share upon giving to the Company notice in writing to that effect or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the notice or transfer were a transfer made by the member registered as the holder of any such share.

43.2 The Directors may at any time give notice requiring such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the Directors may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

44. **Rights of persons entitled by transmission**

Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to shareholders' meetings until he shall have been registered as a member in respect of the share.

UNTRACED SHAREHOLDERS

45. **Untraced shareholders**

45.1 The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale, the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that:

(a) during the period of 12 years prior to the date of the publication of the advertisements referred to in article 45.1(b) below (or, if published on different dates, the first thereof) it has made at least three attempts to contact the member (each such attempt being a reasonable time after the last) or at least three dividends in respect of such shares have been declared and all dividend warrants and cheques sent have remained uncashed, or a combination of the two; and

(b) the Company shall as soon as practicable after expiry of such period of 12 years have inserted advertisements in both a national daily newspaper and in a newspaper circulating in the area in which the last known address of the member or the address at which service of notices may be effected under these

Articles is located giving notice of its intention to sell the said shares; and

(c) during the period of three months following the publication of such advertisements (or, if published on different dates, the date of the first publication) the Company shall have received no indication either of the whereabouts or existence of the member or person; and

(d) if the shares are listed on the Official List of the UK Listing Authority, notice shall have been given to the UK Listing Authority of its intention to make such sale before the publication of the advertisements.

45.2 To give effect to any such sale the Company may appoint any person to transfer, as transferor, the said shares and such transfer shall be as effective as if it had been carried out by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount which shall be a permanent debt of the Company. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

45.3 In the case of shares in uncertificated form, the foregoing provisions of this Article are subject to any restrictions applicable under the CREST Regulations.

GENERAL MEETINGS

46. Annual and Extraordinary General Meetings

An Annual General Meeting shall be held once in every year, at such time (within a period of not more than 15 months after the holding of the last preceding Annual General Meeting) and place as may be determined by the Directors. All other General Meetings shall be called Extraordinary General Meetings.

47. Convening of General Meetings

The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed with proper expedition to convene an Extraordinary General Meeting. If there are insufficient Directors in the United Kingdom to call a general meeting, any Director of the Company may call a general meeting, but where no Director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more Directors.

NOTICE OF GENERAL MEETINGS

48. Notice of General Meetings

An Annual General Meeting and any Extraordinary General Meeting at which it is

proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by at least 21 clear days' notice in writing (or in such other form as the Act may allow) and any other Extraordinary General Meeting by at least 14 clear days' notice in writing (or in such other form as the Act may allow). The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in manner hereinafter mentioned to all members other than such as are not under the provisions of these Articles entitled to receive such notices from the Company provided that the Company may determine that only those persons entered on the Register at the close of business on a day determined by the Company, such day being no more than 21 days before the day that notice of the meeting is sent, shall be entitled to receive such a notice and provided also that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right.

49. **Contents of notice of General Meetings**

49.1 Every notice calling a General Meeting shall specify the place (including, without limitation, any satellite meeting place arranged for the purposes of Article 49.6 which shall be identified as such in the notice) and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

49.2 The notice shall specify the general nature of the business to be transacted at the meeting; and if any resolution is to be proposed as an Extraordinary Resolution or as a Special Resolution, the notice shall contain a statement to that effect.

49.3 In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

49.4 The accidental omission to give notice to, or to send a form of proxy with a notice where required by these Articles, or the non receipt of notice by any person entitled to receive the notice or form of proxy shall not invalidate the proceedings of that meeting.

49.5 For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such person may cast, the Company may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting.

49.6 The Directors may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid as if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

49.7 The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

49.8 If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 49.6, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 49.5 shall apply to that adjournment.

49.9 The Directors may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

49.10 The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 49.6 (including, without limitation, the issue of tickets or the imposition of some other means of selection) if in its absolute discretion it considers it appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 49.6. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

49.11 If, after the giving of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Directors decide that it is impracticable or unreasonable for a reason beyond its control to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 49.6 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 49.6 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 49.6 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need to be given, but the board shall, if practicable, advertise the date, time and place of the meeting in at least one leading Scottish newspaper and one leading national newspaper in the UK and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) notwithstanding Article 49.5, an instrument of proxy in relation to the meeting may be deposited at any time not less than 48 hours before any new time appointed for holding the meeting.

49.12 For the purposes of this Article 49, the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Act or these Articles to be made available at the meeting.

PROCEEDINGS AT GENERAL MEETINGS

50. Chairman

The chairman of the Directors, failing whom a deputy chairman, shall preside as chairman at a General Meeting. If there is no such chairman or deputy chairman, or if at any meeting neither is present within 5 minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number (or, if no Director is present or if all the Directors present decline to take the chair, the members present and entitled to vote shall choose one of their number) to be chairman of the meeting.

51. Quorum

No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Two members of the Company present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum for all purposes.

52. Lack of quorum

If within 15 minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if

convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such day, time and place as may have been specified for the purpose in the notice convening the meeting or (if not so specified) as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

53. **Adjournment**

The chairman of any General Meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. In addition, the chairman may adjourn the meeting to another time and place without consent if it appears to him that;

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 30 days or more or sine die, not less than seven clear days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting.

54. **Notice of adjourned meeting**

Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

55. **Amendments to resolutions**

If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. In the case of a resolution duly proposed as a Special or Extraordinary Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon. No amendment to a resolution duly proposed as an Ordinary Resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the Ordinary Resolution is to be considered, notice of the terms of the amendment and the intention to move it has been lodged at the Registered Office, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

56. **Security**

The Directors and at any General Meeting, the chairman of the meeting, may make any security arrangements which it considers appropriate relating to the holding of a General Meeting of the Company, including, without limitation, arranging for any person attending a meeting to be searched for items of personal property and the restriction of items which may be taken into a meeting. The Directors may require a member to produce evidence of their identity. A Director or the Secretary may refuse entry to a meeting to any person who refuses to comply with any such arrangements or restrictions.

POLLS

57. **Demand for poll**

57.1 At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before, or on the declaration of the result of, the show of hands) demanded by:

(a) the chairman of the meeting; or

(b) not less than five members present in person or by proxy and entitled to vote; or

(c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

57.2 A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll. A demand by a person as proxy for a member shall be the same as a demand by the member.

58. **Procedure on a poll**

A poll shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers (who need not be members) and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

59. **Voting on a poll**

On a poll votes may be given either personally or by proxy and a person entitled to

more than one vote need not use all his votes or cast all the votes he uses in the same way.

60. **Timing of the poll**

A poll demanded on the choice of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting. In any other case at least 7 clear days' notice shall be given specifying the time and place at which the poll is to be taken. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

VOTES OF MEMBERS

61. **Votes attaching to shares**

Subject to article 49.4 and to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares, on a show of hands every member who is present in person shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. Each corporate representative appointed in accordance with Article 73 by a company holding shares as nominee for any other person shall be entitled to one vote on a show of hands and on a poll shall have one vote for every share in respect of which he is the corporate representative.

62. **Votes of joint holders**

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the share.

63. **No casting vote for Chairman**

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote.

64. **Restriction on voting in particular circumstances**

64.1 No member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings if any call or other sum presently payable by him to the Company in respect of that share remains unpaid.

64.2 If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under Section 212 of the Act and is in default for a period of 14 days from the date of service of such notice in supplying to

the Company the information thereby required or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then (unless the Directors otherwise determine) in respect of:

(a) the shares comprising the shareholding account in the Register which comprises or includes the shares in relation to which the default occurred (all or the relevant number as appropriate of such shares being the "default shares", which expression shall include any further shares which are issued in respect of such shares); and

(b) any other shares held by the member;

the member shall not (for so long as the default continues) nor shall any transferee to whom any of such shares are transferred (other than pursuant to an approved transfer or pursuant to Article 64.3(b) below) be entitled to attend or vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings.

64.3 Where the default shares represent 0.25 per cent or more in nominal value of the issued shares of the class in question, the Directors may in their absolute discretion by notice (a "direction notice") to such member direct that:

(a) any dividend or part thereof or other money which would otherwise be payable in respect of the default shares shall be retained by the Company without any liability to pay interest thereon when such dividend or other money is finally paid to the member and the member shall not be entitled to elect to receive shares in lieu of dividend; and/or

(b) no transfer of any of the shares held by such member shall be registered unless the transfer is an approved transfer or:

(i) the member is not himself in default as regards supplying the information required; and

(ii) the transfer is of part only of the members' holding and, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares which are the subject of the transfer are default shares;

provided that, in the case of shares in uncertificated form, the Directors may only exercise their discretion not to register a transfer if permitted to do so by the CREST Regulations.

Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provision for the former and the latter.

Upon the giving of a direction notice its terms shall apply accordingly.

64.4 The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by

the Company to do so shall not invalidate such notice.

64.5 Save as herein provided any direction notice shall have effect in accordance with its terms for so long as the default in respect of which the direction notice was issued continues and shall cease to have effect thereafter upon the Directors so determining (such determination to be made within a period of one week of the default being duly remedied with written notice thereof being given forthwith to the member). The Directors may at any time give notice cancelling a direction notice.

64.6 Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer or in accordance with Article 64.3(b) above.

65. **Conversion of uncertificated shares**

The Company may exercise any of its powers under Article 41.2 in respect of any default share that is held in uncertificated form.

65.1 For the purposes of this Article:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has been served with a notice under the said Section 212 and either (i) the member has named such person as being so interested or (ii) (after taking into account the response of the member to the said notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares; and

(b) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a takeover offer (as defined in Section 428 of the Act); or

(ii) the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the member or with any person appearing to be interested in such shares including any such sale made through the London Stock Exchange or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded. For the purposes of this sub-paragraph any associate (as that term is defined in Section 435 of the Insolvency Act 1986) shall be included amongst the persons who are connected with the member or any person appearing to be interested in such shares.

65.2 The provisions of this Article are in addition and without prejudice to the provisions of the Act.

66. **Voting by guardian**

Where in the United Kingdom or elsewhere a guardian, receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that

behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such guardian, receiver or other person on behalf of such member to vote in person or by proxy at any shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings.

67. **Validity and result of vote**

67.1 No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

67.2 Unless a poll is taken a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.

PROXIES AND CORPORATE REPRESENTATIVES

68. **Proxy need not be a member**

A proxy need not be a member of the Company.

69. **Form of proxy**

69.1 An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may approve and:

(a) in the case of an individual shall be signed by the appointor or his attorney; and

(b) in the case of a corporation shall be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation.

The signature on such instrument need not be witnessed. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to the next following Article, failing which the instrument may be treated as invalid.

69.2 Receipt by the Company of an instrument of proxy shall not preclude a member from attending and voting in person at the meeting. A member may appoint more than one proxy to attend and vote on the same occasion.

70. **Deposit of form of proxy**

70.1 An instrument appointing a proxy must be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Registered Office) not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. An instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

70.2 Subject to the Statutes, the Directors may allow a proxy to be appointed in electronic form or by other data transmission process, subject to any limitations, conditions or restrictions that they decide. Such appointment shall be delivered to the Company in a manner specified by the Directors. If, and to the extent that, they decide to allow appointments to be made in this way, provisions of the Articles which are inconsistent with this method of appointment shall be of no effect in relation to those appointments. The Directors may require any evidence they think appropriate to satisfy themselves that the electronic appointment is genuine.

70.3 No instrument of proxy shall be valid more than twelve months after the date stated in it as the date of its execution. When two or more valid instruments of proxy are delivered in respect of the same share for use at the same meeting, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

71. **Rights of proxy**

An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting. The instrument of proxy shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit.

72. **Revocation of proxy**

A vote cast or demand for a poll made by proxy shall not be invalidated by the previous death or insanity of the member or by the revocation of the appointment of the proxy or of the authority under which the appointment was made unless written notice of such death, insanity or revocation shall have been received by the Company at the Registered Office at least three hours before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

73. **Corporations acting by representatives**

73.1 Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any shareholder's meeting. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat. For such time as any company or corporation holds shares as nominee for any other persons, such company or corporation may appoint any or all of those persons as its corporate representatives and each person so appointed shall be able to act as corporate representative in respect of the number of shares which are held for him as nominee by that company.

73.2 The Directors can require evidence of the authority of a representative of a corporation.

73.3 Any vote cast by a representative of a corporation, any demand by him for a poll, shall be valid notwithstanding the fact that he may for any reason no longer be authorised to represent the corporation unless written notice of the fact that he is no longer so authorised has been received by the Company at the Registered Office by the time specified in Article 70.

DIRECTORS

74. Number of Directors

Subject as hereinafter provided the Directors shall not be less than 2 and shall not be subject to any maximum. The Company may by Ordinary Resolution from time to time vary the minimum number and/or maximum number of Directors.

75. Share qualification

A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at shareholders' meeting or meetings of the holders of any class of shares in the Company.

76. Directors' fees

The ordinary remuneration of the Directors shall from time to time be determined by the Directors except that such remuneration shall not exceed £2 million per annum in aggregate or such higher amount as may from time to time be determined by Ordinary Resolution of the Company. Each Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Directors.

77. Other remuneration of Directors

Any Director who holds any executive office (including for this purpose the office of chairman or deputy chairman whether or not such office is held in an executive capacity), or who serves on any committee of the Directors, or who by the request of the Directors goes or resides abroad for any purpose of the Company or who

otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

78. **Directors' expenses**

The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or shareholders' meetings or otherwise in connection with the business of the Company.

79. **Directors' pensions and other benefits**

The Directors shall have power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director or any employee of the Company or any member of the Group or any member of his family or any person who is or was dependent on him and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

80. **Appointment of executive Directors**

80.1 The Directors may from time to time appoint one or more of their body to be the holder of any executive office (including, where considered appropriate, the office of chairman or deputy chairman) on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

80.2 The appointment of any Director to the office of chairman or deputy chairman or managing or joint managing or deputy assistant managing director shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

80.3 The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

81. **Powers of executive Directors**

The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

82. **Designation or title "director"**

The Directors may appoint any person to any office or employment having a

designation or title including the word "director" or attach to any existing office or employment with the Company such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

APPOINTMENT AND RETIREMENT OF DIRECTORS

83. **Age limit**

Any provision of the Statutes which, subject to the provisions of these Articles, would have the effect of rendering any person ineligible for appointment or election as a Director or liable to vacate office as a Director on account of his having reached any specified age or of requiring special notice or any other special formality in connection with the appointment or election of any Director over a specified age, shall not apply to the Company. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a Director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

84. **Retirement by rotation**

At each Annual General Meeting all those Directors who were elected or last re-elected at or before the Annual General Meeting held in the third calendar year before shall retire from office by rotation. A retiring Director shall be eligible for re-election.

85. **Re-election of retiring Director**

The Company at the meeting at which a Director retires under any provision of these Articles may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for election. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected; or

(c) where the default is due to the moving of a resolution in contravention of the next following Article.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office

without a break.

86. **Election of two or more Directors**

A resolution for the election of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

87. **Nomination of Director for election**

No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a director at any General Meeting unless not less than 7 nor more than 42 days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Registered Office in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

88. **Election or appointment of additional Director**

The Company may by Ordinary Resolution elect, and without prejudice thereto the Directors shall have power at any time to appoint, any person to be a Director either to fill a casual vacancy or as an additional Director, but so that the total number of Directors shall not thereby exceed the maximum number (if any) fixed by or in accordance with these Articles. Any person so appointed by the Directors shall hold office only until the next Annual General Meeting and shall then be eligible for election.

89. **Vacation of office**

The office of a Director shall be vacated in any of the following events, namely:

(a) if he shall become prohibited by law from acting as a Director;

(b) if he shall resign by writing under his hand left at the Registered Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer;

(c) if he shall have a bankruptcy order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d) if he becomes incapable by reason of mental disorder, illness or injury or managing and administering his property and affairs and the other directors resolve that his office is vacated;

(e) if he shall be absent from meetings of the Directors for six months without leave and the Directors shall resolve that his office be vacated; or

(f) he is requested to resign in writing by not less than three quarters of the other Directors. In calculating the number of Directors who are required to make such a request to the Director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a Director and any alternate director appointed by him and acting in his capacity as such shall constitute a single Director for this purpose, so that the signature of either shall be sufficient.

90. **Removal of Director**

The Company may in accordance with and subject to the provisions of the Statutes by Ordinary Resolution of which special notice has been given remove any Director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and elect another person in place of a Director so removed from office and any person so elected shall be treated for the purpose of determining the time at which he is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is elected was last elected a Director. In default of such election the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

MEETINGS AND PROCEEDINGS OF DIRECTORS

91. **Convening of meetings of Directors**

91.1 Subject to the provisions of these Articles the Directors may meet together for the despatch of business, adjourn and otherwise regulate their proceedings as they think fit. At any time any Director may, and the Secretary at the request of a Director shall, summon a meeting of Directors. It shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from the United Kingdom. Any Director may waive notice of any meeting and any such waiver may be retroactive.

91.2 The Directors and any committee of the Directors, shall be deemed to meet together if, being in separate locations, they are nonetheless linked by conference telephone, conference video link or other communication equipment which allows those participating to hear and speak to each other, and a quorum in that event shall be the number of persons required for a quorum under Article 92 and who are so linked. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

92. **Quorum**

The quorum necessary for the transaction of business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A meeting of Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

93. **Chairman**

93.1 The Directors may elect from their number a chairman and a deputy chairman (or two

or more deputy chairmen) and determine the period for which each is to hold office. If no chairman or deputy chairman shall have been appointed or if at any meeting of the directors no chairman or deputy chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

93.2 If at any time there is more than one deputy chairman the right in the absence of the chairman to preside at a meeting of the Directors or of the Company shall be determined as between the deputy chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Directors.

94. **Casting vote**

Questions arising at any meeting of the Directors shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall not have a second or casting vote.

95. ***Number of Directors below minimum***

The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

96. **Written resolutions**

A resolution in writing signed by all the Directors entitled to vote thereon (not being less than the number required to form a quorum) shall be as valid and effectual as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form each signed by one or more Directors.

97. **Validity of proceedings**

97.1 All acts done by any meeting of Directors, or of any committee or sub-committee of the Directors, or by any person acting as a Director or as a member of any such committee or sub-committee, shall notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee or sub-committee and had been entitled to vote.

98. **Minutes**

The Directors shall cause minutes to be made in books kept for the purpose:

(a) of all appointments of officers made by the Directors;

(b) of the names of all the Directors present at each meeting of the Directors and any of any committee;

(c) of all resolutions and proceedings of all meetings of the Company and of any class of members, and of the board of any committee.

DIRECTORS' INTERESTS

99. **Directors may have interests**

Subject to the provisions of the Statutes, and provided that he has disclosed to the Directors the nature and extent of any interest of his, a Director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any contract, transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested;

(c) may (or any firm of which he is a partner, employee or member may) act in a professional capacity for the Company (other than as Auditor) and be remunerated therefor; and

(d) shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

For the purposes of this Article:

(a) a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

100. **Restriction on voting**

100.1 Save as herein provided, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of interests in shares or debentures or other securities of, or otherwise in or through, the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote.

100.2 Subject to the provisions of the Statutes, a Director shall (in the absence of some other

material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(a) the giving of any security, guarantee or indemnity in respect of: (i) money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings; or (ii) a debt or other obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(b) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(c) any proposal concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him within the meaning of Section 346 of the Act) does not have an interest (as that term is used in Section 198 to 211 of the Act) in one per cent or more of the issued equity share capital of any class of such body corporate (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(d) any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

(e) any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors.

100.3 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under Article 100.2(c) above) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

100.4 If a question arises at any time as to the materiality of a Director's interest or as to his entitlement to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of such Director has not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the Directors (on which the chairman shall not vote) and such resolution shall be final and conclusive except in a case

where the nature and extent of the interests of the chairman have not fairly been disclosed.

101. **Directors' interests – general**

For the purposes of the two preceding Articles:

(a) a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any contract, transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such contract, transaction or arrangement of the nature and extent so specified;

(b) an interest of a person who is connected (within the meaning of Section 346 of the Act) with a Director shall be treated as an interest of Director; and

(c) an interest (whether of his or of such a connected person) of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

COMMITTEES OF THE DIRECTORS

102. **Appointment and constitution of committees**

The Directors may delegate any of their powers or discretions (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to committees. Any such committee shall, unless the Directors otherwise resolve, have power to sub-delegate to sub-committees any of the powers or discretions delegated to it. Any such committee or sub-committee shall consist of one or more Directors and (if thought fit) one or more other named person or persons to be co-opted as hereinafter proved. Insofar as any such power or discretion is delegated to a committee or sub-committee, any reference in these Articles to the exercise by the Directors of the power of discretion so delegated shall be read and construed as if it were a reference to the exercise thereof by such committee or sub-committee. Any committee or sub-committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee or sub-committee of persons other than Directors and may provide for members who are not Directors to have voting rights as members of the committee or sub-committee but so that (a) the number of members who are not Directors shall be less than one-half of the total number of members of the committee or sub-committee and (b) no resolution of the committee or sub-committee shall be effective unless a majority of the members of the committee or sub-committee present throughout the meeting are Directors.

103. **Proceedings of committee meetings**

The meetings and proceedings of any such committee or sub-committee consisting of two or more persons shall be governed *mutatis mutandis* by the provisions of these

Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.

POWERS OF DIRECTORS

104. General powers

The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in a General Meeting subject nevertheless to any regulations of these Articles, to the provisions of the Statutes and to such regulations as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

105. Local boards

The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

106. Appointment of attorney

The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

107. President

The Directors may from time to time elect a President of the Company and may determine the period for which he shall hold office. Such President may be either honorary or paid such remuneration as the Directors in their discretion shall think fit,

and need not be a Director but shall, if not a Director, be entitled to receive notice of and attend and speak, but not to vote, at all meetings of the Directors.

108. **Signature on cheques etc.**

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

109. **Borrowing powers**

Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its business, assets, undertaking, property and uncalled capital or any part or parts thereof and to issue debentures and other securities and give security, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

110. **Restrictions on borrowing**

The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) from time to time so as to ensure (as regards subsidiaries so far as by such exercise they can ensure) that the aggregate amount for the time being remaining undischarged of all monies (exclusive of intra-Group borrowings) borrowed by the Group (which for the purposes of this Article shall mean the Company and its subsidiaries from time to time) shall not at any time without the prior sanction of an Ordinary Resolution of the Company exceed a sum equal to £300 million; provided that no such sanction shall be required for the borrowing of any monies intended to be applied and actually applied within six months of the date of borrowing, in the repayment (with or without premium) of any monies then already borrowed and remaining undischarged notwithstanding that the same may result in the said limit being temporarily exceeded provided further that in calculating the aggregate amount for the time being remaining undischarged of all monies borrowed by the Group as aforesaid, there shall be disregarded any monies borrowed by any subsidiary of the Company which is incorporated outside the United Kingdom or any associated limited partnership outside the United Kingdom where such borrowings are not guaranteed by the Company or by any of its subsidiaries registered in the United Kingdom. For the purposes of the said limit the issue of debentures shall be deemed to constitute borrowing notwithstanding that the same may be issued in whole or in part for a consideration other than cash.

ALTERNATE DIRECTORS

111. **Alternate Directors**

111.1 Any Director may at any time by writing under his hand and deposited at the Registered Office, or delivered at a meeting of the Directors, appoint any person (including another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by

the Directors or unless the appointee is another Director, shall have effect only upon and subject to being so approved.

111.2 The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director, otherwise than by retirement at a General Meeting at which he is re-elected.

111.3 An alternate Director shall (except when absent from the United Kingdom) be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative but he shall not be counted more than once for the purposes of the quorum. His signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member.

111.4 Save as otherwise provided in these Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the Director appointing him.

111.5 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

SECRETARY

112. Secretary

The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as joint secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more deputy and/or assistant secretaries.

THE SEAL

113. The Seal

113.1 The Directors shall provide for the safe custody of the Seal and any Securities Seal and neither shall be used without the authority of the Directors or of a committee authorised by the Directors in that behalf. The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued.

113.2 Every instrument to which the Seal or the Securities Seal shall be affixed (other than a certificate for or evidencing shares, debentures or other securities (including options) issued by the Company) shall be signed autographically by one Director and the Secretary or by two Directors or by two persons authorised to sign such instrument on behalf of the Company save that as regards any certificates for shares or deliveries or other securities of the Company the Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature.

113.3 The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

113.4 Any instrument signed by one Director and the Secretary or by two Directors or by two persons authorised to sign such instrument on behalf of the Company and expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument which makes it clear on its face that it is intended to have effect as a deed shall be so signed without the authority of the Directors or of a committee authorised by the Directors in that behalf.

AUTHENTICATION OF DOCUMENTS

114. Authentication of documents

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any document affecting the constitution of the Company and any resolution passed at a shareholders' meeting or at a meeting of the Directors or any committee, and any book, record, document or account relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any book, record, document or account is elsewhere than at the Registered Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of any such resolution, or an extract from the minutes of any such meeting, which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

RESERVES

115. **Establishment of reserves**

The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

116. **Business bought as from past date**

Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date (whether such date be before or after the incorporation of the Company) the profits and losses thereof as from such date may at the discretion of the Directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof. In each case the Directors may exercise their discretion only after taking into account such requirements as may from time to time be laid down by the Act, financial reporting standards, generally accepted accounting principles and such other regulations by which the Company may be governed.

DIVIDENDS

117. **Final dividends**

The Company may by Ordinary Resolution declare dividends according to their respective rights and interests but no such dividend shall exceed the amount recommended by the Directors.

118. **Fixed and interim dividends**

Subject to the provisions of the Act, if and so far as in the opinion of the Directors the profits of the Company available for distribution justify such payments, the Directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment, on any other class of shares having rights ranking after or *pari passu* with those shares, of any such fixed or interim dividend as aforesaid.

119. **Distribution in specie**

The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

120. **No dividend except out of profits**

No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

121. **Ranking of shares for dividend**

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

122. **Manner of payment of dividends**

122.1 Any dividend or other moneys payable on or in respect of a share shall be paid to the member or to such other person as the member (or, in the case of joint holders of a share, all of them) may in writing direct. Such dividend or other moneys may be paid: (i) by cheque sent by post to the payee or, where there is more than one payee, to any one of them; or (ii) by inter-bank transfer to such account as the payee or payees shall in writing direct; or (iii) using the facilities of a relevant system; or (iv) by such other method of payment as the member (or in the case of joint holders of a share, all of them) may agree to. Every such cheque shall be sent at the risk of the person or persons entitled to the money represented thereby, and payment of a cheque by the banker upon whom it is drawn, and any transfer or payment within (ii) or (iii) above, shall be a good discharge to the Company.

122.2 Subject to the provisions of these Articles and to the rights attaching to any shares, any dividend or other moneys payable on or in respect of a share may be paid in such currency as the Directors may determine, using such exchange rate for currency conversions as the Directors may select.

122.3 The Company may cease to send any cheque, warrant or order by post for any dividend on any shares which is normally paid in that manner if in respect of at least two consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed but, subject to the provisions of these Articles, shall recommence sending cheques, warrants or orders in respect of the

dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

123. **Joint holders**

If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

124. **Record date for dividends**

Any resolution for the declaration or payment of a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

125. **No interest on dividends**

No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

126. **Retention of dividends**

126.1 The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and a sum in respect of which the lien exists is presently payable and may apply such dividends or other moneys in or towards satisfaction of the moneys payable to the Company in respect of that share.

126.2 The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

127. **Unclaimed dividend**

The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to the Company.

128. **Waiver of dividend**

The waiver in whole or in part of any dividend on any share by any document (whether or not executed as a deed) shall be effective only if such document is signed

by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

CAPITALISATION OF PROFITS AND RESERVES

129. **Capitalisation of profits and reserves**

129.1 The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of profit and loss account.

129.2 Such capitalisation shall be effected by appropriating such sum to the holders of Ordinary Shares on the Register at the close of business on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of Ordinary Shares and applying such sum on their behalf in paying up in full unissued Ordinary Shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

129.3 The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

SCRIP DIVIDENDS

130. **Scrip dividends**

130.1 Subject as hereinafter provided, and subject to the Act, the Directors may offer to ordinary shareholders the right to receive, in lieu of dividend (or part thereof), allotment of new Ordinary Shares credited as fully paid.

130.2 The Directors shall not make such an offer unless so authorised by an Ordinary Resolution passed at any General Meeting, which authority may extend to dividends declared or paid prior to the fifth Annual General Meeting of the Company occurring thereafter.

130.3 The Directors may either offer such rights of election in respect of the next dividend (or part thereof) proposed to be paid; or may offer such rights of election in respect of that dividend and all subsequent dividends, until such time as the election is revoked; or may allow shareholders to make an election in either form.

130.4 The basis of allotment on each occasion shall be determined by the Directors so that, as nearly as may be considered convenient, the value of the Ordinary Shares to be allotted in lieu of any amount of dividend shall equal such amount. For such purpose the value of an Ordinary Share shall be the average of the middle market quotations of an Ordinary Share on the London Stock Exchange, as derived from the Daily Official List, on each of the first five business days on which the Ordinary Shares are quoted "ex" the relevant dividend. A certificate or report by the auditors as to the value of an Ordinary Share shall be conclusive evidence of that value.

130.5 If the Directors determine to offer such right of election on any occasion they shall give notice in writing to the ordinary shareholders of such right and shall issue forms of election and shall specify the procedures to be followed in order to exercise such right. Provided that they need not give such notice to a shareholder who has previously made, and has not revoked, an earlier election to receive Ordinary Shares in lieu of all future dividends, but instead shall send him a reminder that he has made such an election, indicating how that election may be revoked in time for the next dividend proposed to be paid.

130.6 On each occasion the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on Ordinary Shares in respect whereof the share election has been duly exercised and has not been revoked (the "elected Ordinary Shares"), and in lieu thereof additional shares (but not any fraction of a share) shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve) or profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of additional Ordinary Shares to be allotted on that occasion on such basis and shall apply the same in paying up in full the appropriate number of unissued Ordinary Shares on such basis.

130.7 The additional Ordinary Shares so allotted on any occasion shall rank pari passu in all respects with the fully-paid Ordinary Shares in issue on the record date for the relevant dividend save only as regards participation in the relevant dividend.

130.8 Article 129 shall apply (*mutatis mutandis*) to any capitalisation made pursuant to this Article.

130.9 No fraction of an Ordinary Share shall be allotted. The Directors may make such provision as they think fit for any factional entitlements including, without limitation, provision whereby, in whole or in part, the benefit thereof accrues to the Company and/or fractional entitlements are accrued and/or retained and in either case accumulated on behalf of any ordinary shareholder.

130.10 The Directors may on any occasion determine that rights of election shall not be made available to any ordinary shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of rights of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

130.11 In relation to any particular proposed dividend the Directors may in their absolute

discretion decide: (i) that shareholders shall not be entitled to make any election in respect thereof and that any election previously made shall not extend to such dividend; or (ii) at any time prior to the allotment of the Ordinary Shares which would otherwise be allotted in lieu thereof, that all elections to take shares in lieu of such dividend shall be treated as not applying to that dividend, and if so the dividend shall be paid in cash as if no elections had been made in respect of it.

ACCOUNTS

131. Accounting records

Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Registered Office, or at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

132. Copies of accounts for members

132.1 A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) or a summary of the same shall not less than 21 days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles. Provided that this Article shall not require a copy of these documents to be sent to any member to whom a summary financial statement is sent in accordance with the Statutes nor to more than one of joint holders nor to any person of whose address the Company is not aware, but any member or debenture holder to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Registered Office.

132.2 To the extent permitted by the Statutes, documents referred to in this Article can be sent by electronic mail or facsimile.

132.3 Whenever a listing on the Official List of the UK Listing Authority for all or any of the shares or debentures of the Company for the time being shall be in force, there shall be forwarded to the appropriate officer of the UK Listing Authority, such number of copies of such documents as may for the time being be required under its regulations or practice.

AUDITORS

133. Validity of Auditor's acts

Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became

disqualified.

134. **Auditor's right to attend General Meetings**

An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

NOTICES

135. **Service of notices**

135.1 Any notice or document (including a share certificate) may be served on or delivered to any member by the Company personally or by sending it by post in a pre-paid cover addressed to such member at his registered address, or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for the service of notices, or by delivering it to such address addressed as aforesaid. In the case of a member registered on a branch register any such notice or document may be posted either in the United Kingdom or in the territory in which such branch register is maintained.

135.2 Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the expiration of 24 hours (or, where second-class mail is employed, 48 hours) after the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

135.3 In addition to the methods of service set out in Article 135.1, notice or document may be served and or delivered to any member of the Company by such electronic means (including, without limitation, electronic mail or facsimile) as the Act may allow from time to time to an address notified by the member in writing or by electronic mail or facsimile or other such electronic means.

135.4 Subject to any governing provision of the Act, where a notice or other document is served or sent in accordance with Article 135.3, service or delivery shall be deemed to be effected at 9.00 am on the day following on which the electronic method of service or delivery was implemented by or on behalf of the Company.

135.5 The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document relating to any meeting or other proceeding shall not invalidate the relevant meeting or other proceeding.

135.6 Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

135.7 Where a notice or other documents to be given or sent using electronic communications has failed to be transmitted after three attempts then, the notice or other documents shall nevertheless be deemed to have been sent for the purposes of Article 135.4 and without prejudice to Article 135.5, that failure shall not invalidate

any meeting or other proceeding to which the notice or documents relate. As soon as practicable and in any event within 48 hours of the original attempt a duplicate of the relevant notice or other documents shall be sent through the post to the member to his last known address for the service of notices.

136. **Joint holders**

Any notice given to that one of the joint holders of a share whose name stands first in the Register in respect of the share shall be sufficient notice to all the joint holders in their capacity as such. For such purpose a joint holder having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices shall be disregarded.

137. **Deceased and bankrupt members**

A person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also an address within the United Kingdom for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the said member would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member as sole or first-named joint holder.

138. **Overseas members**

A member who (having no registered address within the United Kingdom) has not supplied to the Company an address within the United Kingdom for the service of notices shall not be entitled to receive notices from the Company.

139. **Suspension of postal services**

If at any time by reason of suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a shareholders' meeting by notices sent through the post, such meeting may be convened by a notice advertised in at least one leading Scottish newspaper and one leading national newspaper in the United Kindgom and such notice shall be deemed to have been duly served on all members entitled thereto on the day when the advertisement appears (or first appears). In any such case the Company shall send confirmation copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

140. **Power to stop sending notices to untraced Shareholders**

If on three consecutive occasions notices have been sent in either or a combination of

the following circumstances:

(a) through the post to any member at his registered address or his address for the service of notice but have been returned undelivered; or

(b) using electronic communications to any member at his address notified to the Company for that purpose but have failed to be transmitted and duplicate notices sent through the post, pursuant to Article 135.7, have been returned undelivered,

such member shall not thereafter be entitled to receive notices or other documents from the Company until he shall have communicated to the Company and supplied in writing to the Registered Office a new registered address or address within the United Kingdom for the service of notices or, in so far as the Company intends to send any notice or other documents using electronic communications and the member has consented to the giving or delivery of that notice or other documents by electronic communications, an address for that purpose, or to the extent that paragraph (b) applies, a new address for that purpose.

141. **Statutory requirements as to notices**

Nothing in any of the preceding six Articles shall affect any requirement of the Statutes that any particular offer, notice or other document be served in any particular manner.

WINDING UP

142. **Directors' power to petition**

The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

143. **Distribution of assets in specie**

If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the Court) the liquidator may, with the authority of an Extraordinary Resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members regardless of any existing rights of the members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

DESTRUCTION OF DOCUMENTS

144. **Destruction of documents**

Subject to compliance with the Rules (as defined in the CREST Regulations) applicable to shares of the Company in uncertificated form, the Company shall be entitled to destroy all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article;

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

INDEMNITY

145. Indemnity

145.1 Subject to the provisions of the Act but without prejudice to any indemnity to which a Director may otherwise be entitled, every Director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

145.2 Without prejudice to article 145.1 above the Directors shall have powers to purchase and maintain insurance for or for the benefit of any person who is or was at any time a Director or officer of any Relevant Company (as defined in article 145.4 below) or who is or was at any time a trustee of any pension fund or employees' shares scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by him in respect of any act or omission in the actual or purported execution and/or discharged of his duties and/or exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees' share scheme.

145.3 The Directors may take independent professional advice at the Company's expense in relation to their duties as directors of any Relevant Company.

145.4 For the purpose of articles 145.2 and 145.3 above "**Relevant Company**" shall mean the Company, any holding company of the Company or any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or any subsidiary undertaking of the Company or of such other body.

146. **Keyman insurance**

The Directors shall have powers to purchase and maintain keyman insurance for the benefit of any Director or employee of any Relevant Company (as defined in Article 145.4 above).

1.2 Resolutions approving the subdivision of the Company's share capital

Registered No: SC089839

THE COMPANIES ACT 1985 (AS AMENDED)

PUBLIC COMPANY LIMITED BY SHARES

EXTRAORDINARY RESOLUTION

-of-

WOLFSON MICROELECTRONICS PLC

(the "**Company**")

Passed 3 October 2003

At a meeting of the holders of convertible preference shares of £1.00 each in the capital of the Company (the "**Convertible Preference Shares**") duly convened and held at the registered office of the Company, Lutton Court, 20 Bernard Terrace, Edinburgh EH8 9NX on 3 October 2003 the following resolution was passed as an Extraordinary Resolution:

EXTRAORDINARY RESOLUTION

That every variation or abrogation of the rights attached to the Convertible Preference Shares of £1.00 each in the share capital of Wolfson Microelectronics plc involved in or effected by the passing of the resolutions set out in the Notice calling the Extraordinary General Meeting of the members of Wolfson Microelectronics plc, dated 6 September 2003, a copy of which is annexed, be hereby sanctioned.

BY ORDER OF THE BOARD



GR Elliott
Company Secretary

3 October 2003

Registered Office:
Lutton Court
20 Bernard Terrace
Edinburgh EH8 9NX


SCT SMI8NPEU 0688
COMPANIES HOUSE 22/10/03

WOLFSON MICROELECTRONICS PLC
Initial Submission Pursuant to Rule 12g3-2(b)
November 14, 2003

1.3 Particulars of Mortgage

M

CHWP000

COMPANIES FORM No. 410(Scot)

Particulars of a charge created by a company registered in Scotland

410

A fee of £10 is payable to Companies House in respect of each register entry for a mortgage or charge

COMPANIES HOUSE
FEE PAID
EDINBURGH

Please do not write in this margin

Pursuant to section 410 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf - Note 6)

For official use: 2

Company number: SC089839

Name of company

* insert full name of company

* WOLFSON MICRO-ELECTRONICS PLC

Date of creation of the charge (note 1)

9 September 2003

Description of the instrument (if any) creating or evidencing the charge (note 1)

Standard Security

Amount secured by the charge

All sums of money owed and all liabilities or obligations to be carried out by the Company to The Governor and Company of the Bank of Scotland at any time and from time to time.

Names and addresses of the persons entitled to the charge

The Governor and Company of the Bank of Scotland
The Mound
Edinburgh

Presentor's name address telephone number and reference (if any):
Morton Fraser
Solicitors
30-31 Queen Street
Edinburgh
EH2 1JX
Ref. FS/HJA/1BEDI001

For official use
Charges Section

Post room


SCT SKKPXOFL 1196

Short particulars of all the property charged.

Please do not write in this margin

Please compl legibly, prefer. in black type, bold block lettering

ALL and WHOLE the subjects known as and forming Westfield House, 22 Westfield Road, Edinburgh being the subjects registered or to be registered in the Land Register of Scotland under Title No. MID48025.

Statement, in the case of a floating charge, as to any restrictions on power to grant further securities and any ranking provision (note 2)

Not Applicable

Particulars as to commission, allowance or discount paid (see section 413(3))

None

A fee of £10 is payable to Companies H in respect of e register entry a mortgage or charge. (See Note 5)

Signed ______________________ Date 17/9/3

On behalf of ~~[company]~~ [chargee]†

† delete as appropriat

Notes

1. A description of the instrument e.g. "Standard Security" "Floating Charge" etc, should be given. For the date of creation of a charge see section 410(5) of the Act. (Examples - date of signing of an Instrument of Charge; date of recording / registration of a Standard Security; date of intimation of an Assignation.)

2. In the case of a floating charge a statement should be given of (1) the restrictions, if any, on the power of the company to grant further securities ranking in priority to, or pari passu with the floating charge; and / or (2) the provisions, if any, regulating the order in which the floating charge shall rank with any other subsisting or future floating charges or fixed securities over the property which is the subject of the floating charge or any part of it.

3. A certified copy of the instrument, if any, creating or evidencing the charge, together with this form with the prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of the creation of the charge. In the case of a charge created out of the United Kingdom comprising property situated outside the U.K., within 21 days after the date on which the copy of the instrument creating it could, in due course of post, and if despatched with due diligence, have been received in the U.K. Certified copies of any other documents relevant to the charge should also be delivered.

4. A certified copy must be signed by or on behalf of the person giving the certification and where this is a body corporate it must be signed by an officer of that body.

5. Cheques and Postal Orders are to be made payable to **Companies House**.

6. The address of the Registrar of Companies is:-

Companies House
37 Castle Terrace

FILE COPY


NEMO ME IMPUNE LACESSIT

CERTIFICATE OF THE REGISTRATION OF A CHARGE

Company number 89839

I hereby certify that a charge created by

WOLFSON MICROELECTRONICS PLC

on 9 SEPTEMBER 2003

for securing ALL SUMS DUE, OR TO BECOME DUE

in favour of
THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

was delivered pursuant to section 410 of the Companies Act, 1985, on 17 SEPTEMBER 2003

Given at Companies House, Edinburgh
22 SEPTEMBER 2003


REGISTRAR OF COMPANIES
FOR SCOTLAND

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



COMPANIES HOUSE



COMPANIES HOUSE

REGISTER OF MORTGAGES AND CHARGES

The manuscript version of this register has not been updated.

Any new entries, including those relating to existing charges, will be printed on separate pages following this notice.

N.B. Searchers may find it desirable to refer to the documents mentioned in column (2) for more detailed particulars

REGISTER of Charges, Alterations to Charg

COMPANY: SC089839 CHARGE: 2

(1) Date of Registration	(2) Serial Number of Document on File	(3) Date of Creation of each Charge and Description thereof	(4) Date of the aquisition of the Property	(5) Amount secured by the Charge £	(6) Short Particulars of the Property Charged	(7) Names of the Persons entitled to the Charge
17/09/2003		9/ 9/03 STANDARD SECURITY		ALL SUMS DUE, OR TO BECOME DUE	WESTFIELD HOUSE, 22 WESTFIELD ROAD, EDINBURGH MID48025	THE GOVERNOR AND COMPAN THE BANK OF SCOTLAND

Memoranda of Satisfaction and Appointments etc. of Receivers

N.B. Searchers may find it desirable to refer to the documents mentioned in column (2) for more detailed particulars

COMPANY: SC089839 CHARGE: 2

(8)	(9)	(10)	(11)	(12)		
In the case of a floating charge, a statement of the provisions, if any, prohibiting or restricting the creation by the company of any fixed security or any other floating charge having priority over, or ranking *pari passu* with the floating charge.	In the case of a floating charge, a statement of the provisions if any regulating the order in which the floating charge shall rank with any other subsisting or future floating charges or fixed securities over the property the subject of the floating charge or any part of it.	Amount or rate per cent of the Commission Allowance or discount	Memoranda of Satisfaction	Receiver		
				Name	Date of Appointment	Date of [illegible] to

WOLFSON MICROELECTRONICS PLC
Initial Submission Pursuant to Rule 12g3-2(b)
November 14, 2003

1.4 Certificate of reregistration

FILE COPY


NEMO ME IMPUNE LACESSIT

CERTIFICATE OF INCORPORATION

ON RE-REGISTRATION OF PRIVATE COMPANY

AS A PUBLIC COMPANY

Company No. 89839

The Registrar of Companies for Scotland hereby certifies that

WOLFSON MICROELECTRONICS PLC

formerly registered as a private company has this day been re-registered under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, Edinburgh, the 28th October 2002



The Registrar Of Companies


SCT S5790FF7 0385
COMPANIES HOUSE 28/10/02

WOLFSON MICROELECTRONICS PLC
Initial Submission Pursuant to Rule 12g3-2(b)
November 14, 2003

2.1 Pathfinder listing particulars dated September 29, 2003.



wolfson® microelectronics



PATHFINDER

Wolfson Microelectronics plc is a fabless semiconductor company.

We design, develop, manufacture and sell analogue intensive mixed-signal silicon chips for high volume consumer electronics applications.

We supply analogue and data converter solutions for the audio, imaging and portable markets.

Our products are used in some of the world's leading digital electronic products, including MP3 and DVD players, digital cameras, hi-fis, set-top boxes, mobile telephones and games consoles.



MOBILE TELEPHONES



SCANNERS



MP3 PLAYERS



DVDs



TVs



HI-FIs



DIGITAL CAMERAS



PDAs

The wording in these draft listing particulars is incomplete and may be changed.

Subject to Completion. Dated 29 September 2003.

This document constitutes draft listing particulars which have been prepared solely in connection with the proposed offer (the "Offer") of ordinary shares (the "Ordinary Shares") of Wolfson Microelectronics plc (the "Company"). The information in this document, which is in draft form, is confidential and subject to updating, completion, revision, further verification and amendment. Although it is intended that the listing particulars in their final form will be approved by the UK Listing Authority as listing particulars prepared in accordance with the listing rules made under section 74 of the Financial Services and Markets Act 2000 ("FSMA"), this document has not been so approved. Similarly, although it is intended that the listing particulars in their final form will be delivered for registration to the Registrar of Companies in Scotland pursuant to section 83 of FSMA, this document has not been so delivered.

This document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any Ordinary Shares, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, or act as any inducement to enter into, any contract therefor. In particular, this document refers to certain events as having occurred that have not occurred at the date it is made available but which are expected to have occurred prior to publication of the listing particulars in their final form.

This document is being directed solely at and may only be communicated to persons: (i) who have professional experience in matters relating to investments being defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the "FPO") or, (ii) who fall within Article 49(2)(a)-(d) of the FPO, or (iii); to whom it may otherwise be lawful to distribute it (all such persons together being referred to as "Relevant Persons"). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. This document and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person. Any person in receipt of this document who is not a Relevant Person should return this document to the Company at Lutton Court, 20 Bernard Terrace, Edinburgh EH8 9NX.

The distribution of this document and the offering and sale of the Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions could result in a violation of the laws of such jurisdiction. In particular, this document is not for distribution in or into Australia, Canada, Japan or the United States save in the United States for distribution to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A under the US Securities Act of 1933, as amended (the "Securities Act")) in reliance on Rule 144A under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act.

Recipients of this document who intend to acquire Ordinary Shares in the proposed Offer are reminded that any such acquisition may only be made on the basis of the information contained in the listing particulars in their final form and any supplementary listing particulars, which may be different from the information contained in this document. No reliance may be placed for any purpose whatsoever on the completeness, accuracy or fairness of the information contained in this document.

No representation or warranty, express or implied, is made or given by or on behalf of the Company, Citigroup Global Markets Limited ("Citigroup"), Citigroup Global Markets U.K. Equity Limited ("Citigroup U.K.") or Cazenove & Co. Ltd ("Cazenove") or any of their respective affiliates or any of such persons' directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this document.

Citigroup is acting at Sole Bookrunner and Sponsor in connection with the Offer. Citigroup U.K. and Cazenove are acting as Joint Lead Managers in connection with the Offer. Citigroup, Citigroup U.K. and Cazenove, each of which is authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Wolfson Microelectronics plc in connection with the Offer. Neither Citigroup, Citigroup U.K. nor Cazenove is acting for any other person in connection with the Offer and will not be responsible to anyone other than Wolfson Microelectronics plc for providing the protections afforded to clients of each of Citigroup, Citigroup U.K. and Cazenove or for advising any other person on the contents of this document or any transaction or arrangement referred to herein.

A copy of this document, which comprises listing particulars relating to Wolfson Microelectronics plc prepared in accordance with the Listing Rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000, has been delivered for registration to the Registrar of Companies in Scotland in accordance with section 83 of that Act.

Application has been made to the UK Listing Authority for the whole of the ordinary share capital of Wolfson Microelectronics plc, issued and to be issued, to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for all the Ordinary Shares to be admitted to trading on its market for listed securities ("Admission"). It is expected that Admission will become effective and that unconditional dealings will commence in the Ordinary Shares at 8:00 a.m. on 17 October 2003. Ordinary Shares will not be marketed or made available to the public. **Dealings on the London Stock Exchange before Admission will only be settled if Admission takes place. All dealings in the Ordinary Shares prior to the commencement of unconditional dealings will be at the sole risk of the parties concerned.**

Investing in our Ordinary Shares involves risks. See the section of this document entitled "Risk Factors" beginning on page 5.

The directors of Wolfson Microelectronics plc (the "Directors"), whose names appear on page viii of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.


wolfson®
microelectronics

Wolfson Microelectronics plc

(incorporated under the Companies Acts of 1948 to 1981
and registered in Scotland with registered no. SC089839)

Offer of up to 37,125,347 Ordinary Shares of 0.1p each at a price expected to be between 155p and 210p per Ordinary Share

Sole Bookrunner, Sponsor and Joint Lead Manager

Citigroup

Joint Lead Manager

Cazenove

US Co-Manager

SoundView Technology Group

Expected share capital immediately following the Offer(1)

Authorised			Issued and fully paid	
Number	**Amount**		**Number**	**Amount**
125,000,000	£125,000	Ordinary Shares of 0.1p each	●	£●

(1) *Assuming subscription in full of Ordinary Shares pursuant to the Employee Offer*

We are offering ● Ordinary Shares (the "New Ordinary Shares") and the Selling Shareholders are making available, or arranging to make available, an aggregate of ● Ordinary Shares (the "Existing Ordinary Shares"). We will not receive any proceeds from the sale of the Existing Ordinary Shares, all of which will be paid to the Selling Shareholders.

In connection with the Offer, Citigroup, on behalf of the Underwriters, may over-allot or effect transactions that stabilise or maintain the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in, the Ordinary Shares at levels above those that might otherwise prevail in the open market for a limited period after the issue date. However, there is no obligation on Citigroup to take such action. Such transactions may be effected on the London Stock Exchange, in the over-the-counter markets or otherwise and shall be carried out in accordance with applicable rules and regulations. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

In connection with the Offer, certain of the Selling Shareholders have granted to Citigroup, on behalf of the Underwriters, an over-allotment option which is exercisable, in whole or in part, upon notice by Citigroup for 30 days after the date of Admission (the "Over-allotment Option"). Pursuant to the Over-allotment Option, Citigroup may require such Selling Shareholders to sell up to ● additional Existing Ordinary Shares at the Offer Price, for the purposes, amongst other things, of meeting over-allotments in connection with the Offer and to cover short positions resulting from stabilisation transactions. Save as required by law or regulation, Citigroup does not intend to disclose the extent of any over-allotment and/or stabilisation transactions under the Offer.

The New Ordinary Shares and Existing Ordinary Shares to be made available pursuant to the Offer (including any Existing Ordinary Shares subscribed for or purchased pursuant to the Over-allotment Option) will rank *pari passu* in all respects with all outstanding Ordinary Shares.

Citigroup and Cazenove, each of which is authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Wolfson Microelectronics plc in connection with the Offer. Neither Citigroup nor Cazenove is acting for any other person (whether or not a recipient of this document) and will not be responsible to anyone other than Wolfson Microelectronics plc for providing the protections afforded to clients of each of Citigroup and Cazenove or for advising any other person on the contents of this document or any transaction or arrangement referred to herein.

The Ordinary Shares offered by this document have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under the applicable securities laws of any state of the United States. In the United States, the offering is being made only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Prospective investors that are qualified institutional buyers are hereby notified that the sellers of the Ordinary Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of certain restrictions on transfers of the Ordinary Shares, see paragraph 10.3 of Part VII "Additional Information". Outside the United States, the offering is being made in accordance with Regulation S under the Securities Act.

In making an investment decision, prospective investors must rely on their own examination of our Company and the terms of these Listing Particulars.

The distribution of this document and the offering and sale of the Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes are required by the Underwriters, Wolfson Microelectronics plc and the Selling Shareholders to inform themselves about and to observe any such restriction. This document does not constitute an offer of, or the solicitation of an offer to subscribe for or buy, any of the Ordinary Shares offered hereby in any jurisdiction in which such offer or sale would be unlawful. This document may not be used for, or in connection with, an offer or solicitation by anyone in any jurisdiction where such solicitation is not authorised or is unlawful.

The contents of this document should not be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been authorised by us, the Selling Shareholders or the Underwriters. Neither the delivery of this document nor any subscription or acquisition made under it shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this document or that the information in it is correct as of any subsequent time.

NOTICE TO PROSPECTIVE INVESTORS IN THE NETHERLANDS

In the Netherlands (whether as part of their initial distribution or at any time thereafter), the ordinary shares described in this offering memorandum may not, are not and will not be offered, distributed, sold, transferred or delivered, directly or indirectly, to any private individual or legal entity other than to individuals or legal entities who or which trade in securities in the conduct of a business or a profession or trade within the meaning of Section 2 of the exemption regulation pursuant to the Netherlands Securities Market Supervision Act 1995 (*"artikel 2 Vrijstellingsregeling Wet toezicht effectenverkeer 1995"*), which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors, undertakings with a treasury department and commercial enterprises that, as an ancillary activity, regularly invest in securities.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

The Ordinary Shares offered hereby have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. The Ordinary Shares offered by this document have not been approved or disapproved by the US Securities and Exchange Commission ("SEC"), any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENCED IN THE STATE OF NEW HAMPSHIRE IMPLIES THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE INVESTOR, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

AVAILABLE INFORMATION FOR INVESTORS IN THE UNITED STATES

We have agreed to file an application pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for an exemption from the reporting requirements of Section 12(g) of the Exchange Act. Pursuant to the terms of such exemption, we will furnish the SEC certain information in accordance with Rule 12g3-2(b). If at any time we are neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) we will furnish, upon written request, to holders of our Ordinary Shares, any owner of any beneficial interest in our Ordinary Shares or to any prospective purchaser designated by such a holder or owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. So long as we are entitled to the exemption under Rule 12g3-2(b) under the Exchange Act we will not be required to deliver information that would otherwise be required under Rule 144A(d)(4).

This document is being furnished by us in connection with an offering exempt from registration under the Securities Act, solely for the purpose of enabling a prospective investor to consider the subscription for or acquisition of Ordinary Shares described herein. The information contained in this document has been provided by us and other sources identified herein. No representation or warranty, express or implied, is made by the Underwriters named herein as to the accuracy or completeness of such information, and nothing contained in this document is, or shall be relied upon as, a promise or representation by the Underwriters. This document is being furnished to you on a confidential basis in the United States. Any reproduction or distribution of this document, in whole or in part, in the United States and any disclosure of its contents or use of any information herein in the United States for any purpose, other than considering an investment by the recipient in the Ordinary Shares offered hereby (or except to the extent discussed below in paragraph 16 of Part VII "Additional Information"), is prohibited. Each potential investor in the Ordinary Shares, by accepting delivery of this document, agrees to the foregoing.

ENFORCEMENT OF JUDGEMENTS IN THE UNITED STATES

We are a public company incorporated under the laws of Scotland. Substantially all of our assets are located in the United Kingdom. The majority of our directors are citizens or residents of countries other than the United States. It may not be possible for investors to effect service of process within the United States upon us or such persons with respect to matters arising under the federal securities laws of the United States, or to enforce against us or such persons judgements obtained in the United States predicated upon the civil liability provisions of the US federal securities laws. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom.

Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under the US securities laws.

MARKET AND INDUSTRY DATA

Information or other statements presented in this document regarding market growth, market size, development of the market and other industry data pertaining to the digital consumer market and our business consists of estimates based on data and reports compiled by industry professionals or organisations and analysts and our knowledge of our sales and markets.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document includes statements that are, or may be deemed to be "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "projects", "expects", "intends", "may", "will", "seeks" or "should" or, in each case, their negative or other variations or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those suggested by the forward-looking statements contained in this document. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods.

Prospective investors are advised to read, in particular, the parts of this document entitled "Risk Factors", Part I "Our Business" and Part IV "Financial Information" for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document may not occur.

Other than in accordance with our obligations under the Listing Rules, we undertake no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this document.

CERTAIN CONVENTIONS AND CURRENCY AND FINANCIAL STATEMENT PRESENTATION

References in this document to "we", "us", "our", the "Company", "Wolfson" and the "Group" are to Wolfson Microelectronics plc and, where the context requires, its consolidated subsidiaries.

Unless otherwise indicated, all references in this document to "pounds sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom and references to "US dollars", "$", "US$" and "cents" or "¢" are to the lawful currency of the United States.

Unless otherwise indicated, financial information in this document, including the financial information in Part V "Accountants' Report on the Group", has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). See paragraph 17 in Part VII "Additional Information" for an explanation of these differences as they affect our accounts.

Percentages in tables have been rounded and accordingly may not add up to 100%. Certain financial data has been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data.

Other than in relation to the financial information set out in Part V "Accountants' Report on the Group" of this document, and information extracted therefrom, where financial amounts throughout this document are denominated in pounds sterling and then compared to the US dollar equivalent, they have been compared for illustrative purposes only and are based on the pounds sterling to US dollars exchange rate of £1:$1.6587 on 25 September 2003. Additional, historical pounds sterling to US dollar exchange rates are set out at paragraph 22 of Part VII "Additional Information". In relation to the financial information set out at Part V "Accountants' Report on the Group" of this document, and information extracted therefrom, amounts presented in pounds sterling have been translated into US dollars in accordance with Note 5.1 to that report.

All third party trade marks mentioned in this document are used for descriptive purposes only and we do not claim any rights therein.

TABLE OF CONTENTS

INDICATIVE PLACING STATISTICS

Offer Price range (per Ordinary Share)[1]	155p to 210p
Expected number of Ordinary Shares being offered in the Offer[2][3]	34,694,945
which comprise:	
New Ordinary Shares[2]	13,698,630
Existing Ordinary Shares[5][6]	20,996,315
Expected number of Existing Ordinary Shares subject to the Over-allotment Option	4,944,435
Expected number of Ordinary Shares in issue following the Offer[2]	103,388,330
Estimated market capitalisation[2]	£188,683,702
Estimated net proceeds of the Offer receivable by the Company[4][7]	£22,500,000

Notes:

(1) The Offer Price may be set above, below or within the Offer Price range.

(2) The number of Ordinary Shares being offered will vary depending on the Offer Price. The above statistics are based on an Offer Price at the mid-point of the Offer Price range (182.5p) and if the Offer Price is set above or below that mid-point of the Offer Price range, including outside the Offer Price range, the relevant statistics will change. The net proceeds being raised by the Company will remain constant at approximately £22.5 million (approximately $37.1 million). See Part VI "Pro Forma Statement of Net Assets".

(3) The Offer will consist of an Institutional Offer and an Employee Offer. The Employee Offer will comprise an offer of up to 1,271,232 (based on the mid-point of the Offer Price Range) Ordinary Shares.

(4) Assumes subscription in full pursuant to the Employee Offer.

(5) Assumes the Over-allotment Option is not exercised.

(6) Subject to note 2, this represents the current intention of the Selling Shareholders. The actual number of Existing Ordinary Shares to be sold in the Institutional Offer will depend on a number of factors and may change significantly (up or down) from the amount set out above.

(7) The estimated net proceeds receivable by the Company are calculated after deduction of the estimated commissions and other fees and expenses of the Offer payable by the Company, currently expected to be approximately £2.5 million (approximately $4.1 million). See Part VI "Pro Forma Statement of Net Assets". This amount does not take into account any incentive fee that may be payable. See Part VII "Additional Information—Underwriting Arrangements—Underwriting Agreement". The Company will not receive any proceeds from the sale of Existing Ordinary Shares by the Selling Shareholders.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2003
Latest time and date for receipt of Employee Application Forms	5:00 p.m. on 8 October
Announcement of Offer Price and basis of allocation	14 October
Listing Particulars containing the Offer Price published	14 October
Conditional dealings commence	8:00 a.m. on 14 October
Admission and expected commencement of unconditional dealings	8:00 a.m. on 17 October
Shares credited to CREST accounts	8:00 a.m. on 17 October
Where applicable, despatch of definitive share certificates	22 October

Each of the times and dates in the above timetable is subject to change. All references to time are to London time.

It should be noted that if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

DIRECTORS, SECRETARY AND ADVISERS

Directors

David John Carey	Non-executive Chairman
Dr Alastair David Milne OBE	Chief Executive Officer
James Robert Craig Reid	Chief Technical Officer
George Reginald Elliott	Chief Financial Officer
John Martin Urwin	Operations Director
Juergen Germies	Non-executive Director
Ross King Graham	Non-executive Director
Barry Michael Rose	Non-executive Director

Company Secretary
George Reginald Elliott

Registered Office
Lutton Court
20 Bernard Terrace
Edinburgh EH8 9NX

Sole Bookrunner, Sponsor, Joint Lead Manager and Joint Broker
Citigroup
Citigroup Centre
Canada Square
London E14 5LF

Joint Lead Manager and Joint Broker
Cazenove & Co. Ltd
20 Moorgate
London EC2R 6DA

US Co-Manager
SoundView Technology Group
1700 East Putnam Avenue
Old Greenwich, CT 06870

English and US Legal Advisers to the Company
Hale and Dorr
Alder Castle
10 Noble Street
London EC2V 7QJ

English and US Legal Advisers to the Offer
Norton Rose
Kempson House
Camomile Street
London EC3A 7AN

Auditors
KPMG LLP
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EG

Reporting Accountants
KPMG Audit Plc
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EG

Principal Bankers
Bank of Scotland
The Mound
Edinburgh EH1 1YZ

Registrar, Receiving and Paying Agent
Lloyds TSB Registrars (Scotland)
P.O. Box 28448
Finance House
Orchard Brae
Edinburgh EH4 1WQ

KEY INFORMATION

The following is a summary of certain information appearing elsewhere in this document. Reference is made to, and this summary is qualified in its entirety by and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this document. This summary does not contain all the information that is important to investors or that potential investors should consider before subscribing for Ordinary Shares. In particular you should consider carefully the factors set forth under the heading "Risk Factors".

Introduction

We design, develop, manufacture and sell a range of proprietary high performance integrated circuits combining analogue and digital technology, known as mixed-signal ICs. Our analogue-intensive mixed-signal ICs provide the essential user interface to digital information, by converting between real world analogue signals such as sound and light to the digital format used in computers and other electronic equipment. The features and performance characteristics of our mixed-signal ICs play a crucial part in determining the functionality and usability of a wide range of digital electronic products.

We sell a range of over 50 products to more than 150 customers worldwide. We have strategically targeted high-growth markets where we believe there is increasing demand for high volumes of mixed-signal ICs. Reflecting this strategy, our devices are found in a wide range of familiar items in the consumer and professional electronics markets, such as:

- digital audio products, including DVD players, hi-fi systems, games consoles, digital televisions and set-top boxes;
- digital imaging products, including scanners, multi-function peripherals and cameras; and
- portable devices, such as PDAs, MP3 players and mobile phones with multimedia features.

Our end customers include a variety of original equipment manufacturers or OEMs and original design and manufacturing companies or ODMs including Apple, Compal, Canon, Hewlett-Packard, Microsoft, Mitac, Samsung and Toshiba.

We are a fabless semiconductor manufacturer and accordingly we outsource the capital-intensive manufacturing process, principally the production of silicon wafers, packaging and testing, allowing us to focus our resources on product development and marketing activities. We place significant emphasis on research and development and the introduction of innovative and technologically advanced new products. In the year ended 31 December 2002 we invested 14.6% of our turnover in research and development. In the 12 months to 30 September 2003 we introduced 15 new products, with plans to introduce another 23 new products in the 12 months to 30 September 2004.

We founded our company in 1984 as a design house and by 1995 had designed over 100 ICs for specific customers. In 1995, we made the strategic decision to become a supplier of our own proprietary products, based on our accumulated design, product definition and product development expertise. Since then we have grown to employ over 120 people in 5 locations internationally, and have shipped over 50 million products in the last 12 months.

Our turnover has increased from $16.2 million in 2001 to $33.7 million in 2002. In the first six months of 2003, our turnover was $29.3 million, compared to $13.1 million in the same period of 2002. In 2001, we made a loss on ordinary activities before taxation of $1.1 million. In 2002, we made a profit on ordinary activities before taxation of $3.6 million. In the first half of 2003, we made a profit on ordinary activities before taxation of $4.2 million.

Competitive Strengths

We believe that our competitive strengths include:

- ***Product definition expertise***

  Our history as a design house and in-house technical capabilities provide us with significant expertise and an extensive track record (including over 100 design-wins) in the successful definition and design of mixed-signal ICs. The combination of our customer relationships at the product development level and our in-house product definition track record puts us at the forefront of technological developments for next generation products.

- ***Product realisation capability***

  The successful realisation of a product requires significant engineering expertise and an effective development process, encompassing design, test and product qualification. We believe that our in-house processes and track record of success in this area represent a significant competitive advantage in our rapidly evolving markets.

- ***Proven sole source supplier***

  For many of our customers we are a sole source supplier. We believe our customers' decisions to purchase from us reflects their confidence in our ability to satisfy the complex logistical demands of their manufacturing processes with large volumes of technically advanced, reliable products. Our track record of meeting these requirements, which has been built up over the last decade, is a critical factor in securing our customers' business.

- ***Management team***

  Our senior management team of 11 people has over 180 combined years of experience in the development, manufacture and sale of mixed-signal ICs. Our team has substantial experience and a successful track record of building and operating the business, delivering organic revenue growth, and attracting, developing and retaining the technical expertise that is critical to executing our strategy.

Strategy

Our strategy is to be a leading international supplier of a wide range of differentiated mixed-signal ICs to our targeted markets. Our aim is to expand our business profitability through providing a broad portfolio of innovative products and services to a worldwide customer base. To achieve these goals, we intend to:

- target high growth, high volume markets;
- develop and market a broad portfolio of innovative products in our target markets;
- continue to develop leading design technology;
- expand sales, marketing and technical support organisations;
- expand relationships with leading OEMs, ODMs and subcontract manufacturers;
- leverage design experience into new products and markets; and
- attract, maintain and develop leading mixed-signal engineering talent.

The Offer

The aggregate number of Ordinary Shares available under the Institutional Offer will be ● Ordinary Shares. The Institutional Offer will comprise an issue of ● New Ordinary Shares by us and the sale of ● Existing Ordinary Shares by the Selling Shareholders. Under the Institutional Offer, all Ordinary Shares will be issued or sold at the Offer Price. Pursuant to the Over-allotment Option, Citigroup may purchase or procure purchasers for up to ● additional Existing Ordinary Shares to be sold by certain of the Selling Shareholders at the Offer Price and for up to 30 days from the date of Admission, for the purposes, amongst other things, of meeting over-allotments, if any, in connection with the Institutional Offer and to cover short positions resulting from stabilisation transactions.

In the Institutional Offer, Ordinary Shares will be offered to institutional and certain other investors in the United Kingdom and elsewhere.

The number of Ordinary Shares available under the Employee Offer is up to ●. The Employee Offer has not been underwritten. It may transpire that not all of the ● Ordinary Shares made available under the Employee Offer will be subscribed for.

Admission is expected to become effective and dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8:00 a.m. on 17 October 2003.

Selected Financial Data

The following table presents selected financial information that has been derived from our audited financial statements as at and for the years ended 31 December 2000, 2001 and 2002 and our audited financial statements as at and for the six-month periods ended 30 June 2002 and 2003, in each case prepared in accordance with UK GAAP and included in Part V "Accountants' Report on the Group". The selected financial data should be read in conjunction with Part IV "Financial Information" set out on pages 31 to 41 of this document. This information has been extracted without material adjustment from Part V "Accountants' Report on the Group". Potential investors should read this document as a whole and not rely solely on this selected or any summarised information.

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars, except per share amounts)			(in thousands of US dollars, except per share amounts)	
Consolidated Profit and Loss Information:					
Turnover	$13,120	$ 16,178	$ 33,681	$13,099	$ 29,253
Cost of sales	(9,563)	(10,143)	(17,871)	(7,005)	(15,684)
Gross profit	3,557	6,035	15,810	6,094	13,569
Operating expenses	(5,779)	(7,204)	(12,524)	(4,792)	(9,578)
Other operating income	117	125	276	136	184
Operating (loss)/profit	(2,105)	(1,044)	3,562	1,438	4,175
Net interest (expense)/ income	(38)	(67)	66	61	(18)
Taxation on (loss)/profit on ordinary activities	—	3,830	(1,216)	(489)	(1,352)
Dividends paid and proposed on equity and non-equity shares	—	—	(885)	(191)	(213)
Retained (loss)/profit for the year for equity shareholders	$ (2,143)	$ 2,667	$ 1,527	$ 819	$ 2,592
(Loss)/profit on ordinary activities before taxation	$ (2,143)	$ (1,111)	$ 3,628	$ 1,499	$ 4,157
Basic (loss)/earnings per share	(3.61)	3.82	3.45	1.45	3.99
Diluted (loss)/earnings per share	N/A	3.52	2.57	1.08	2.98
Cash Flow Information:					
Net cash (outflow)/inflow from operating activities	$ (2,214)	$ (2,892)	$ 3,465	$ 1,145	$ 678
Net cash inflow/(outflow) from financing activities	4,561	6,781	1,494	(8)	1,107
Other Financial Information:					
Depreciation	$ 282	$ 531	$ 1,333	$ 530	$ 1,013
Capital expenditure	338	899	3,517	1,040	1,708
Cash	773	3,657	6,282	4,341	6,500

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)			(in thousands of US dollars)	
Consolidated Balance Sheet Information:					
Tangible assets	$ 596	$ 952	$ 3,390	$ 1,532	$ 4,147
Current assets	4,453	13,938	20,760	15,666	25,957
Total assets	5,049	14,890	24,150	17,198	30,104
Creditors: amounts falling due within one year	(1,847)	(2,531)	(8,180)	(3,619)	(11,017)
Net current assets	2,606	11,407	12,580	12,047	14,940
Total assets less current liabilities	3,202	12,359	15,970	13,579	19,087
Creditors: amounts falling due after more than one year	—	—	(1,197)	(72)	(1,616)
Deferred income	(1,355)	(950)	(468)	(739)	(152)
Shareholders' funds	$ 1,847	$ 11,409	$ 14,305	$12,768	$ 17,319

Use of Proceeds

Based on the Offer Price, and assuming that all shares made available pursuant to the Employee Offer are subscribed for, our proceeds from the Offer are estimated to be approximately £● million, after deduction of underwriting commissions and expenses payable by us. We will not receive any portion of the proceeds from the sale of Existing Ordinary Shares by the Selling Shareholders.

The principal purposes of the Offer are to increase our equity capital, to create a public market in our Ordinary Shares and to strengthen our balance sheet, providing increased security and confidence to our customers in a market place in which most of our current and potential future competitors are or are expected to be publicly held companies. We further believe that the Offer will enable us better to incentivise and retain employees.

We expect to use the net proceeds of the Offer to develop sales infrastructure, enhance design and test technology, increase product coverage in multiple markets and for working capital. We intend to enhance our ability to develop new products by investing in additional computer aided design (CAD) tools and computing facilities. To enable us to introduce new products more quickly, we plan to invest in additional product qualification equipment for product reliability testing. To improve manufacturing efficiency we plan to invest in automatic test equipment (ATE) for test programme development and high volume production testing. In addition, we may use a portion of the proceeds to acquire businesses, products, or technologies that are complementary to our current or future businesses.

Lock-up Agreements

We have agreed with each of the Underwriters that during the period of six months from Admission we will not (other than in certain limited circumstances), without the prior consent of Citigroup, offer, sell or contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or any of our affiliates or any person in privity with us or any of our affiliates), directly or indirectly, or announce the offer of, any of our Ordinary Shares or any securities convertible into, or exchangeable for, Ordinary Shares other than the Ordinary Shares issued pursuant to the Underwriting Agreement. Our Directors and other members of senior management have separately entered into respective lock-up agreements with the Underwriters. See paragraph 14.1 of Part VII "Additional Information—Underwriting Arrangements".

Approximately ● % of the Ordinary Shares in issue after the Institutional Offer (assuming no exercise of the Over-allotment Option and subscription in full under the Employee Offer) will be subject to lock-up arrangements.

RISK FACTORS

An investment in the Ordinary Shares is subject to a number of risks and uncertainties. Accordingly, in addition to the other information contained in this document, prospective investors should consider carefully the following risk factors before making an investment decision concerning the Ordinary Shares. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also have an adverse effect on our business, financial condition and results of operations.

Considerations Relating to Our Business and Financial Condition

We incurred losses until the second half of 2001 and may incur losses in the future.

We did not generate an operating profit until the second half of 2001. Although we have experienced revenue growth in recent periods, that growth is not necessarily indicative of future operating results. We cannot assure you that we will be able to sustain revenue growth and profitability in the future. Our results of operations may fluctuate as a result of a number of factors, many of which are beyond our control. These factors include, amongst others: the growth rate of markets into which we sell our products; market acceptance of and demand for our products and those of our customers; and unanticipated delays or problems in the introduction of our products. If we do not realise sufficient revenue levels to sustain profitability, we may require additional financing, which may not be available. If we are unable to sustain profitability, our business could be severely harmed.

We may not sustain our recent growth rate.

We have experienced significant revenue growth in a relatively short period of time. Specifically, our annual revenues increased from $16.2 million in 2001 to $33.7 million in 2002, and our revenue increased from $13.1 million for the six months ended 30 June 2002 to $29.3 million for the six months ended 30 June 2003. However, we may not sustain similar revenue growth in future periods. Accordingly, you should not rely on the results of any prior six month or annual periods as an indication of our future operating performance.

The loss or significant reduction in orders from major customers may significantly reduce our sales.

For each of the years ended 31 December 2001 and 31 December 2002, our biggest product customer was Microsoft. Sales to Microsoft amounted to 12.3% of our total turnover for 2001 and 14.5% of our total turnover in 2002. Additionally, in 2001, approximately 11% of our total sales were attributable to Texas Instruments, although not in relation to our product business. Those sales arose from our development of products for Texas Instruments' catalogue range and was distinct from our product business. This development programme was intended to be a one-time event and has not been repeated since. In neither 2001 nor 2002 did any other end customer account for more than 10% of turnover. For the six month period ended 30 June 2003, our biggest customer was Hewlett-Packard. Sales to Hewlett-Packard amounted to 15.9% of our total turnover for that period. In the six month period ended 30 June 2003, no other end customer accounted for more than 10% of turnover. If, in the future, major customers decide not to purchase our ICs at all, purchase fewer ICs than they did in the past or alter their purchasing patterns (for example by no longer using us as a sole supplier), the loss of these large customers, or a significant reduction in sales by any one of them, would significantly reduce our sales and adversely affect our business.

The average selling prices of our products could decrease rapidly which may negatively impact our gross margins and sales.

We may experience fluctuation in future operating results from period to period due to the reduction of the average selling price of our products. Prices of ICs like those developed and sold by us typically decline over the product life cycle. If we are unable to offset any such reductions in our average selling price by increasing our sales volumes, then our turnover may decline and we may cease to be profitable. To maintain existing levels of gross margins, we will need to develop and introduce new products, as well as reduce our manufacturing costs on existing products. Failure to do so would cause our sales and gross margins to decline.

Our revenues are highly dependent on the growth of the consumer electronics market, including growth in digital audio, digital imaging, portable devices and other potential markets.

Our future is dependent on the growth of the digital consumer electronics market. Our ability to generate increased revenues will further depend on the growth of the analogue and mixed-signal semiconductor markets

for digital audio, digital imaging, portable devices and the development of other potential markets for our products. The future size of the digital audio, digital imaging and portable devices markets, and other potential markets, is uncertain and depends upon a number of factors, all of which are beyond our control. The failure of the digital audio, digital imaging, portable devices and other potential markets to develop as we expect would have a material adverse effect on our business, financial condition and results of operations.

Any decline in consumer spending as a result of general economic conditions, future terrorist attacks or disease outbreaks (such as occurred recently with the outbreak of Severe Acute Respiratory Syndrome ("SARS"), where travel to and from certain countries was curtailed, and travel and shopping within such countries was limited), could also limit the expansion of the consumer electronics market, thus adversely affecting our business. The expansion of this market may also be adversely impacted by the enforcement of legal limitations on file sharing and downloadable music. If the music producers or other parties are successful in limiting the ability of consumers to obtain music on the internet without payment, the demand for consumer electronic devices that use our ICs may decline.

Our future success is dependent on new product development; our failure successfully to design and introduce new products in a timely manner could render our products obsolete and unmarketable.

The markets for our products are characterised by rapidly changing technologies, evolving industry standards and changes in customer requirements. The introduction of new technologies and the emergence of new industry standards could render our existing products, as well as those products currently under development, obsolete and unmarketable.

Our future success will therefore depend to a substantial degree upon our ability to develop and introduce in a timely manner new products and enhancements to our existing products. These products and product enhancements must incorporate technological changes and innovations and meet evolving customer and industry standards. We expect to continue to make significant investments in research and development, to enhance existing products and to develop new products that incorporate new and existing technologies. We cannot assure you, however, that such new products or product enhancements will successfully anticipate or respond to these rapid technological changes or that they will be developed in time to capture market opportunities or achieve a significant or sustainable level of acceptance in new and existing markets.

The development of new, technologically advanced products and product enhancements is a complex and uncertain process requiring accurate anticipation of technological and market trends. Any failure on our part successfully to design, develop and introduce new products and product enhancements, or successfully to develop previously announced products, could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to retain our current personnel and to hire and retain additional appropriately qualified personnel our ability to develop and successfully market our products could be harmed.

Our future success depends to a significant extent on our ability to retain the key engineering, sales, marketing, operational, finance and executive personnel who provide expertise and experience critical to our business and the implementation of our strategy. In particular we consider that our ability to service our customers' needs and to have an advantage over our competitors is facilitated by our direct sales force and skilled field application engineers. There is intense competition for qualified personnel in the semiconductor industry and, from time to time, we have experienced difficulty in locating candidates with appropriate qualifications. In addition, due to the complex nature of our technologies and products and the significant training required for new personnel, retention and motivation of existing personnel are particularly important. Although we have entered into contracts with key management personnel there can be no assurance that we will be able to continue to retain, attract and train appropriately qualified personnel necessary for the development of our products and business. We maintain key man insurance policies for Dr. Milne and Mr. Reid. However, loss of the services of, or failure to recruit in a timely manner, key technical and management personnel would adversely impact our product development programmes and could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on third-party fabrication, assembly and product testing relationships, disruptions to which could impact our business.

We do not have our own manufacturing facilities and we rely on third parties to fabricate, assemble and test all of our products. We currently do not have long-term supply contracts with any of our third-party sub-

contractors. None of our third-party sub-contractors are obligated to perform services or supply products to us for any specific period, or in any specific quantities, except as may be provided in a particular purchase order. Currently, all of our products are being manufactured by three wafer foundries and assembled and tested by five third-party sub-contractors. We expect that we will continue to rely upon these companies to manufacture, assemble and test our products. There are many risks associated with our dependence upon third-party manufacturing, assembly and product testing relationships, including reduced control over delivery schedules, quality assurance, manufacturing yields and costs, potential lack of adequate capacity during periods of excess demand, unavailability or interruption of access to certain process technologies, potential misappropriation of our intellectual property and the risk that a sub-contractor goes out of business or is taken over by a company that discontinues its foundry service. In addition, a manufacturing disruption experienced by sub-contractors could impact the production of our products for a substantial period of time. This dependence on third-party manufacturing, assembly and testing subjects us to risks associated with an interruption of supply and could have a material adverse effect on our business, financial condition and results of operations. See also "Our Business—Manufacturing" in Part I of this document.

We are dependent on a limited number of sub-contract manufacturers to produce wafers, which could result in insufficient quantities of finished products on a timely basis.

We are dependent on three sub-contract manufacturers, with most of our products being produced on a sole source basis by one or another of them, to produce processed wafers of acceptable quality and with acceptable manufacturing yields, and to deliver those processed wafers to our assembly and testing sub-contractors on a timely basis. We have at times experienced delivery delays and long manufacturing lead times. Although we expect that our products will be manufactured, assembled and tested by a limited number of sub-contractors for the foreseeable future, we cannot assure you that the sub-contractors that we currently use will continue to devote adequate resources to the production of our products or deliver sufficient quantities of finished products on a timely basis or at an acceptable cost. There are limited available alternative sources of supply for any specific product. This dependence on sole source production subjects us to risks associated with an interruption in supply.

Our future operating results will be highly dependent on how well we manage growth.

We have experienced, and may continue to experience, periods of rapid growth and expansion of the number of our employees, our operating and financial systems and the geographic scope of our operations. The number of full time employees (including executive directors) increased from 71 at 31 December 2001 to 116 at 30 June 2003. We opened an office in Taipei, Taiwan in 2000, and established a sales office in Yokohama, Japan in 2001. In addition, we intend to relocate our headquarters in Edinburgh to a larger company-owned facility within the next six months and to install a new IT system. This growth and expansion has placed, and could continue to place, a significant strain on our limited financial, management and other resources. To manage our expanded operations effectively, we will be required to continue to improve our existing operational, financial and management systems and to implement new systems.

We may be unable adequately to protect our intellectual property.

Although we have four issued patents and apply from time-to-time for additional patents, we do not rely to any significant extent on patents or other intellectual property rights to protect our product technology. Like other companies in the industry in which we compete, we rely primarily upon our ability to adapt our products to meet our customers' changing requirements.

Although we take reasonable steps to protect our trade secrets and confidential information, there can be no assurance that third parties will not misappropriate such secrets and information. Any such misappropriation could have a material adverse effect on our business, financial condition and results of operations and may require us to engage in litigation.

If intellectual property suits are brought against us this may significantly harm our business.

The semiconductor industry is characterised by frequent litigation regarding patent and other intellectual property rights. We have provided certain indemnification rights to our customers with respect to the infringement of third-party intellectual rights regarding our products. Although we have not been notified that our products infringe any third-party intellectual property rights, there can be no assurance that we will not receive such a notification in the future. Any litigation to determine the validity of third-party infringement claims, whether or not determined in our favour or settled by us, would at a minimum be costly and could divert the efforts and attention of our management and technical personnel from productive tasks, which could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect our business, financial condition and results of operations. In the event of an adverse ruling in any such matter, we could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, discontinue the use of certain processes or obtain a licence under the intellectual property rights of the third-party claiming infringement. A licence may not be available on reasonable terms or at all. Any limitations on our ability to market our products, or delays and costs associated with redesigning our products or payments of licence fees to third parties, or any failure by us to develop or licence a substitute technology on commercially reasonable terms could have a material adverse effect on our business, financial condition and results of operations. See also "Our Business—Intellectual Property" in Part I of this document.

We are subject to inventory risks because we build our products based on forecasts and place our purchase orders before we receive purchase orders from our own customers.

We must make forecasts and place purchase orders with our sub-contractors for our products before we receive purchase orders from our own customers. This limits our ability to react to fluctuations in demand for our products, which can be unexpected and dramatic, and may cause us to have excess inventory, or a shortage, of a particular product. In addition, we cannot assure you that our sub-contractors will supply the quantities of products required by us. As a result of the lead time for ordering and obtaining processed wafers or other components or services required to complete our products, we may be required from time to time to take a charge for excess inventory or be unable to meet customer orders. Significant write-downs of excess inventory or declines in inventory value could materially adversely affect our business, financial condition and results of operations. Moreover, if we cancel a purchase order with sub-contractors, we must pay cancellation penalties based on the status of the work in progress.

Our sales are denominated in US dollars, whilst our fixed costs are denominated primarily in pounds sterling, so exchange rate fluctuations may have an adverse effect on our business.

Substantially all of our sales and variable costs are denominated in US dollars, whilst our overhead and other fixed costs are denominated primarily in pounds sterling. This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material. Although we do not currently do so, we may enter into currency hedging transactions to hedge a portion of these exposures. However, we cannot assure you that these hedging transactions will be available at a reasonable cost or will be successful in reducing these exposures. Any losses incurred in connection with these hedging transactions would adversely affect our operating results. In addition, fluctuations in the exchange rate between the pound sterling and other currencies in which we transact certain aspects of our business relative to the US dollar may cause fluctuations in reported financial information that are not necessarily related to our results of operations.

Our international operations expose us to further risks that we would not otherwise face.

Because our products are manufactured outside the United Kingdom and because we sell a substantial portion of our products outside the United Kingdom, we are subject to additional risks related to operating in foreign countries. These risks include: difficulties managing and administering a globally-dispersed business; inability to repatriate earnings of foreign operations; multiple and possibly overlapping tax structures which could result in significant decreases in the financial performance of foreign operations; export controls or other regulatory restrictions, which could prevent us from shipping products into and from some markets; applicable foreign regulations; economic weaknesses or political instability in particular foreign economies and markets; difficulty in collecting accounts receivable; and difficulty in enforcing or adequately protecting intellectual property. We cannot assure you that the additional risks associated with our international operations will not materially adversely affect our business, financial condition and results of operations.

If we are unable to obtain additional capital at commercially acceptable rates, our business may be harmed; in addition, if we have to issue new equity securities our shareholders may experience dilution or the creation of new classes of equity with greater rights than holders of our Ordinary Shares.

Our continued development and marketing of new products and an increase in research and development, support and sales and marketing personnel will require a significant commitment of capital by us. As a result we may be required, or could elect, to seek additional funding. In addition, if the market for our products develops at

a slower pace than anticipated, or if we fail to establish market share and increase revenues, we may incur significant operating losses and utilise significant amounts of capital. In the event we are required to raise additional funds, we may not be able to do so on favourable terms, or at all. Further, if we issue new equity securities, our shareholders may experience dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our Ordinary Shares. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability by us to raise additional capital when required may delay our product development efforts and could seriously harm our business.

Some of our third-party semiconductor manufacturers and third-party assembly and test sub-contractors are located in areas susceptible to natural disasters.

The foundries that currently manufacture our products, as well as a number of sub-contractors who assemble, package and test our products, are located in Taiwan, Korea and Singapore. The risk of earthquakes in these Pacific Rim locations is significant due to the proximity of major earthquake fault lines in the area. The occurrence of an earthquake or other natural disaster near these foundries or sub-contractors could result in damage, power outages and other disruptions that impair their production and assembly capacity. Earthquakes, fire, flooding or other natural disasters in these countries (such as the recent outbreak of SARS) would likely result in the disruption of our foundry capacity. Any disruptions resulting from such events could cause significant delays in the production and shipment of our products until such time as we are able to shift our manufacturing, assembly or testing from the affected contractor to another third-party sub-contractor. In such event it is likely that our competitors would also be searching for other third-party sub-contractors, which in turn may create excess demand for capacity within those foundries. We cannot assure you that such alternate capacity could be obtained on favourable terms, if at all.

Some of our third-party semiconductor manufacturers and third-party assembly and test sub-contractors are located in areas susceptible to political and labour risks.

The foundries that currently manufacture our products, as well as a number of sub-contractors who assemble, package and test our products, are located in Taiwan, Korea and Singapore. There is a risk that there may be political unrest in one or more of these countries, or that there could be labour strikes or work stoppages that would affect the semiconductor manufacturers' and assemblers' facilities in these regions. Any such disruptions could cause significant delays in the production and shipment of our products until such time as we are able to shift our manufacturing, assembly or testing to an alternative third-party sub-contractor not so affected. In such event it is likely that our competitors would also be searching for other third-party sub-contractors, which in turn may create excess demand for capacity within those foundries. There can be no assurance that such alternate capacity could be obtained on favourable terms, if at all.

Considerations Relating to Our Industry and Markets

Our products are complex; if they contain latent defects, we could incur replacement costs, delays in revenue recognition and loss of market share.

Product development in the markets we serve is becoming more focused on the integration of functionality in individual devices, with a general trend towards increasingly complex products. The greater integration of functions and complexity of operations of our products increase the risk that latent defects or faults could be discovered by customers or end users after volumes of those products have been shipped. This could result in a number of adverse effects on our business, including material recall and replacement costs for product warranty and support, delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance and diversion of the attention of engineering personnel from development. Customer relationships could also be adversely impacted by the recurrence of significant defects. In addition, any defects or other problems with our products could result in financial or other damage to our customers who could seek damages for their losses. Any claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend and could materially adversely affect our business, financial condition and results of operations. Our agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims.

The cyclical nature of the semiconductor industry could create fluctuations in our operating results.

The semiconductor industry has historically been cyclical, characterised by wide fluctuations in product supply and demand, and has recently experienced a significant downturn resulting from decreased product

demand and production overcapacity. Our business will be materially adversely affected by any such industry-wide downturns in the future.

Variations in manufacturing yields may result in insufficient good chips to meet customer orders and, consequently, have a material adverse effect on our business.

The manufacture of our ICs is a complex process which includes semiconductor wafer manufacturing, wafer probing, packaging and testing. We buy wafers and test and assembly services from our sub-contractors based upon agreed processing specifications. It is possible that the process parameters may drift within the specification limits agreed, resulting in the devices failing against test limits at probing or final test. In such circumstances, we are financially liable for all of the material supplied by the sub-contractor provided that the wafers and test and assembly services meet the agreed process specifications. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. As a result, semiconductor manufacturers may experience problems in achieving acceptable wafer manufacturing yields, which are represented by the number of good chips as a proportion of the total number of chips on any particular wafer. Poor yields by our suppliers may result in insufficient good chips to meet customer orders and, consequently, may materially adversely affect our business, financial condition and results of operations. See also "Our Business—Manufacturing" in Part I of this document.

Announcements of new products by us or others may result in the shortening of the lifecycles of our products and/or a reduction in their market value, a phenomenon that must be managed effectively by us.

From time to time, we or our competitors may announce new products, capabilities or technologies that may replace or shorten the life cycles of our existing products, or else result in significant reductions in their market value. Announcements of currently planned or other new products may cause customers to defer or stop purchasing our current products until our or our competitors' new products become available. Furthermore, the introduction of new or enhanced products requires us to manage the transition from older products to minimise disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet customer demand. Our failure effectively to manage transitions away from older products could have a material adverse effect on our business.

New sales of our products are subject to potential delays arising from our customers' acceptance and approval processes.

The sale of our products typically involves a significant technical evaluation and commitment of capital and other resources by potential customers, and may entail delays associated with customers' internal procedures to deploy new technologies within their products and to test and accept new technologies. Accordingly we are unable to dictate when, if at all, our new products will be utilised in end products.

Due to the large size of customers' orders, if orders forecasted for a specific customer for a particular period are not realised in that period because of delays in the launch times of their own new products (or otherwise) our operating results for that period could be materially adversely affected. See also "Our Business—Sales and Marketing" in Part I of this document.

We face intense competition and may not be able to compete effectively.

The markets in which we operate are intensely competitive and are characterised by rapid technological change, evolving industry standards and declining average selling prices. Many of the companies that compete against us, or may compete against us in the future, have longer operating histories, greater name recognition, larger installed customer bases and significantly greater financial, technical and/or marketing resources. As a result, they may be able to respond more quickly to changing customer requirements or to devote greater resources to the development, promotion and sale of their products than us. We cannot assure you that such competitors, or future competitors, will not develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. Furthermore, our current and potential competitors have established, or may establish, co-operative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new alliances among competitors will emerge, which could reduce our sales, lower our margins and/or decrease our market shares. These and other competitive pressures may prevent us from competing successfully against current or future competitors. See also "Our Business—Competition" in Part I of this document.

Other Considerations Relating to an Investment in Ordinary Shares

Substantial future sales of Ordinary Shares could impact the market price of Ordinary Shares.

Following the Offer (assuming subscription in full pursuant to the Employee Offer), approximately • Ordinary Shares will be in issue and there will be outstanding options exercisable for the issue of a further • Ordinary Shares. Sales, or the possibility of sales, of substantial numbers of Ordinary Shares in the public or private market by our existing shareholders following the Offer could have an adverse effect on the market trading prices of the Ordinary Shares. While we, the Selling Shareholders, the Directors and senior management listed under "Management" in Part II of this document and certain other of our Shareholders have agreed to certain restrictions on the offer, sale, pledge or disposal of Ordinary Shares for various limited periods of time following the date of Admission without the prior written consent of Citigroup, as described in Part III and paragraph 14.1 of Part VII "Additional Information" of this document, upon the expiration of these lock-up arrangements a large number of additional Ordinary Shares will be eligible for use or sale. Furthermore, Citigroup may, in its sole discretion, and at any time or from time to time, without notice, release all or any portion of the Ordinary Shares subject to these lock-up arrangements. Approximately • % of the Ordinary Shares in issue after the Offer (assuming subscription in full pursuant to the Employee Offer) will be subject to lock-up arrangements.

There has been no prior public market in the Ordinary Shares before the Offer and an active trading market may not develop or be sustained in the future.

Prior to the Offer there has been no public trading market for the Ordinary Shares. Although we have applied to the UK Listing Authority for admission to the Official List and have applied to the London Stock Exchange for admission to trading on its market for listed securities, we can give no assurance that an active trading market for the Ordinary Shares will develop or, if developed, be sustained following the closing of the Offer. If an active trading market is not developed or maintained, the liquidity and trading price of the Ordinary Shares could be adversely affected.

Publicly traded securities from time to time experience significant price and volume fluctuations that may be unrelated to the operating performance of the companies that have issued them. In addition, the market price of the Ordinary Shares, like the share prices of many publicly traded technology companies, may prove to be highly volatile. The market price of the Ordinary Shares may fluctuate significantly in response to a number of factors, many of which are beyond our control, including: variations in operating results in our reporting periods; changes in financial estimates by securities analysts; changes in market valuation of similar companies; announcements by us of significant contracts, acquisitions, strategic alliances, joint ventures or capital commitments; loss of a major customer; the inability to secure an adequate supply of raw materials from suppliers in a timely fashion; additions or departures of key personnel; any shortfall in revenues or net income or any increase in losses from levels expected by securities analysts; future issues or sales of Ordinary Shares; and stock market price and volume fluctuations, which are particularly common with respect to the securities of technology companies. Any of these events could result in a material decline in the price of the Ordinary Shares.

The Directors may apply the proceeds of the Offer to uses that Shareholders may not agree with and in ways that do not increase our profits or assist our share price.

The Directors will have considerable discretion in the application of the net proceeds received by us as a result of the Offer. Potential investors will not have the opportunity to assess whether the proceeds are being used appropriately. Potential investors must rely on the judgement of the Directors regarding the application of the proceeds of this Offer. The net proceeds may be used for corporate purposes that do not increase our profitability or increase our share price. Furthermore, they may be placed in investments that fail to produce income or that could lose value. See also "Use of Proceeds".

Insiders will continue to have substantial control over us after completion of the Offer, so potential investors may not be able to influence the outcome of some of our important decisions.

Upon completion of the Offer, the Directors will beneficially own, in the aggregate, approximately •% of our outstanding shares (assuming subscription in full pursuant to the Employee Offer). As a result, these Shareholders will be able to exercise significant control over all matters requiring Shareholder approval, including the election of Directors and approval of significant corporate transactions, which could delay or prevent an outside party from acquiring control of the Company. The ability of insiders to prevent or delay these transactions could cause the price of the Ordinary Shares to decline.

US investors may be unable to participate in future rights offerings.

Under applicable legislation, we must offer preferential subscription rights to existing Shareholders on a pro rata basis when issuing new shares in the event that Shareholders have not waived this right. For reasons relating to US securities laws or other factors, US investors may not be able to participate in rights or other pre-emptive issues we may choose to make and may face dilution as a result.

Because the consolidated net tangible book value of each Ordinary Share will be substantially lower than the Offer Price, new investors will incur immediate and substantial dilution.

Investors who purchase Ordinary Shares in the Offer will experience substantial and immediate dilution in the net tangible book value of their investments. Net tangible book value per Ordinary Share represents the amount of total tangible assets less total liabilities, divided by the number of Ordinary Shares then outstanding. Dilution in net tangible book value per Ordinary Share represents the difference between the amount per Ordinary Share paid by purchasers in the Offer and the net tangible book value per Ordinary Share immediately after completion of the Offer. Shareholders will experience additional dilution upon the exercise of outstanding stock options or warrants to purchase Ordinary Shares.

PART I

OUR BUSINESS

Introduction

We design, develop, manufacture and sell a range of proprietary high performance integrated circuits combining analogue and digital technology, known as mixed-signal ICs. Our analogue-intensive mixed-signal ICs provide the essential user interface to digital information, by converting between real world analogue signals such as sound and light to the digital format used in computers and other electronic equipment. The features and performance characteristics of our mixed-signal ICs play a crucial part in determining the functionality and usability of a wide range of digital electronic products.

We sell a range of over 50 products to more than 150 customers worldwide. We have strategically targeted high-growth markets where we believe there is increasing demand for high volumes of mixed-signal ICs. Reflecting this strategy, our devices are found in a wide range of familiar items in the consumer and professional electronics markets, such as:

- digital audio products, including DVD players, hi-fi systems, games consoles, digital televisions and set-top boxes;
- digital imaging products, including scanners, multi-function peripherals and cameras; and
- portable devices, such as PDAs, MP3 players and mobile phones with multimedia features.

Our end customers include a variety of OEMs and ODMs including Apple, Compal, Canon, Hewlett-Packard, Microsoft, Mitac, Samsung and Toshiba.

We are a fabless semiconductor manufacturer and accordingly we outsource the capital-intensive manufacturing process, principally the production of silicon wafers, packaging and testing, allowing us to focus our resources on product development and marketing activities. We place significant emphasis on research and development and the introduction of innovative and technologically advanced new products. In the year ended 31 December 2002 we invested 14.6% of our turnover in research and development. In the 12 months to 30 September 2003 we had introduced 15 new products, with plans to introduce another 23 new products in the 12 months to 30 September 2004.

We founded our company in 1984 as a design house and by 1995 had designed over 100 ICs for specific customers. In 1995, we made the strategic decision to become a supplier of our own proprietary products, based on our accumulated design, product definition and product development expertise. Since then we have grown to employ over 120 people in 5 locations internationally, and have shipped over 50 million products in the last 12 months.

Our turnover has increased from $16.2 million in 2001 to $33.7 million in 2002. For the first six months of 2003, our turnover was $29.3 million, compared to $13.1 million in the same period of 2002. In 2001, we made a loss on ordinary activities before taxation of $1.1 million. In 2002, we made a profit on ordinary activities before taxation of $3.6 million. In the first half of 2003, we reported a profit on ordinary activities before taxation of $4.2 million.

Industry Background

Analogue and mixed-signal ICs are used to process real-world analogue signals representing sound, pressure, light, motion, electrical current and temperature and to convert them to and from the digital signals used in most modern electronic products. As the use of digital technology has expanded from computing applications, initially to communications and now to consumer applications, there is a growing need for analogue and mixed-signal interface technology to access digital information in the real world. The worldwide market for analogue and mixed-signal ICs was, according to Dataquest, an international market research firm, $27.8 billion in 2002 and is projected to grow at 15.6% annually to $49.7 billion in 2006.

The use of digital technology enables audio and video content to be digitised, easily replicated and transmitted. This ability, and the advent of the internet and broadband distribution, has set the stage for an increase in demand for a range of new, leading edge digital products. This demand is illustrated and driven by the following trends in our markets:

- ***Demand for higher quality music and video products***

  Since the invention of magnetic recording, there has been continuous demand for audio and video equipment to deliver increasingly realistic sound and pictures. The introduction of CDs first established

digital technology's pre-eminence in this sector, leading to Super VCD, DVDs, new audio formats (such as super audio compact discs (or "SACD") and DVD audio), multi-channel surround sound, home cinema and video games. Demand for products such as DVD players has generated one of the fastest developing markets in the history of electronics. According to IDC, an independent market research company, the worldwide DVD player market is growing at a compound annual growth rate of 9.0%, and is predicted to reach $19.3 billion in 2007, representing approximately 116.8 million units. These and a range of digital hi-fi and video products for use in the home and the car, are requiring higher performance mixed-signal ICs for the generation of high quality sound and images.

- ***Development of digital image processing and digital cameras***

  The desire to capture and reproduce images digitally is driving the market for products that can scan, print and communicate images from documents. These multi-function peripherals (or all-in-ones), based on ink-jet printer technology, represent a rapidly growing market. According to IDC, the number of multi-function peripherals worldwide is predicted to exceed 19.9 million units in 2003 increasing to more than 33.0 million units in 2007. Many digital imaging products require high performance mixed-signal ICs to transform the analogue image data to a digital form for processing and storage.

  At the same time, introduction of the digital still camera is revolutionising photography. A desire for convenience, the ability to select and modify images from digital archives and the ability to send images over the internet are driving a rapidly growing market for new digital camera products. Reduced manufacturing costs have now led to retail prices at levels that are attractive to a mass consumer market, and sales volumes are predicted by IDC to increase from 28.0 million in 2002 to 73.7 million in 2006, growing at a compounded annual growth rate of 27.4%. A recent trend in the sector is the incorporation of video recording into digital still cameras, providing a demand for low-power audio sub-systems. Digital video cameras further extend this market.

- ***Demand for portable devices***

  Consumers are increasingly demanding portable devices that, in addition to simply facilitating communication, allow them to enjoy music, to take pictures and to communicate and exchange data at any time and in any location. Wireless technology and techniques for compressing digital audio files, such as MP3, and video formats, such as MPEG4, allow thousands of tracks of audio or full-length films to be stored in compact, low-power digital products. IDC predicts that the market will develop from 11.6 million units in 2002 to 31.7 million units by 2006. Further, the worldwide market for smart handheld devices (such as PDAs and smartphones) is, according to IDC, anticipated to grow from 17.1 million units in 2002 to 78.2 million in 2006. Multimedia features are also being added to current generation mobile phones and this trend is anticipated to accelerate with the introduction of 3G handsets and infrastructure. In 2002, approximately 4.5% of mobile phones sold worldwide incorporated camera modules. According to IDC, the number of these phones is predicted to rise from 19.3 million worldwide in 2002 to 215.9 million in 2006. In 2002, approximately 0.1% of mobile phones sold worldwide are MP3 enabled. According to IDC, the number of these phones is predicted to rise from 0.3 million worldwide in 2002 to 40.7 million in 2006. Manufacturers of portable products rely on advanced, low-power mixed-signal solutions that meet the specific demands of this type of product.

- ***Internet and broadband as a distribution medium***

  The expansion of broadband connections is increasing the use of the internet as a way of distributing media content. This is contributing to increased demand by consumers for digital devices to access such media. Recent announcements have been made by Apple and RealNetworks in the US and OD2 in Europe concerning music services that will allow consumers legally to download music for a modest fee per track. According to Apple, more than 10 million audio tracks have been sold through its iTunes Music Store service (a service that is focused around Apple's iPod hard disc based portable music player) since its launch. Such devices rely on advanced low-power consumption, high performance mixed-signal audio ICs.

- ***Growth of digital media services***

  Technology development coupled with global audio-visual media distribution have stimulated increasing global demand for consumer electronic products, such as set-top boxes for satellite/cable television, digital broadcast radios and internet based audio equipment. Such consumer electronic products rely on cost-effective mixed-signal ICs.

We believe that the increased use of digital technology in consumer products is driving demand for high performance mixed-signal ICs. The development and production of these ICs is a demanding task. Unlike the design of digital ICs, where product specifications are often pre-defined by international or commercial

standards, the creation of product specifications for mixed-signal ICs is particularly critical. Product specification must take into account the requirements of many customers, including their circuit and system-level performance needs, and produce a specification that will result in a cost effective component that can be sold across a broad customer base. Successfully undertaking this task relies on interaction between highly skilled, experienced engineers and the customers. The design of these ICs is also highly dependent on skilled and experienced analogue engineers. Such skilled and experienced engineers are not widely available and are concentrated in the relatively few companies who have invested in their development.

The technology and design techniques used in analogue-intensive mixed-signal ICs are different from those used in digital circuits. Digital ICs, which provide high-speed computation and logic functions, generally rely for their cost effectiveness on increasingly small geometry manufacturing processes. Their implementation involves the assembly of many hundreds of thousands or millions of a small number of elementary circuits in analogue transistors on a single device and is accomplished by means of automated logic synthesis and layout generation. Analogue-intensive mixed-signal ICs are required to achieve a combination of functionality and performance that is produced through detailed circuit design and a high degree of control over the manufacturing processes. Such ICs do not involve as many transistors as digital ICs, but the functionality of each analogue circuit within the IC is crucial to its overall performance and requires individual design using specialist circuit simulation techniques. Therefore, although many advances have been made in design automation techniques for digital design, this is not the case for analogue and mixed-signal design.

High performance analogue circuits require large device sizes to provide specific resolution, accuracy and low-power consumption. We believe this is incompatible with the requirements of cost-effective manufacturing of complex digital devices that require increasingly small geometry semiconductor process. We further believe that this incompatibility is leading to a separation of the manufacturing of advanced digital ICs from high performance analogue-intensive mixed-signal ICs, which will provide new opportunities for our products.

The Wolfson Solution

Our products and organisation provide our customers with the following benefits:

- ***Improved price/performance characteristics of interface functions***

  We provide manufacturers with a broad range of analogue-to-digital and digital-to-analogue converters and devices that provide audio input and output on the same IC (known as "codecs"), each of differing performance parameters for use in various audio and imaging applications, including consumer, high-end, portable and professional. Our integrated audio interface products, based on proprietary architectures, provide high signal-to-noise performance to produce quality sound reproduction from a small silicon area. Our imaging interface products provide an integrated analogue front-end to simplify (and hence reduce the cost of) the manufacture of digital imaging products. We believe that our products are differentiated from our competitors' products in the marketplace by their cost competitive sound quality and speed and resolution of image capture.

- ***OEMs are able to create attractive, leading-edge end products***

  We offer an existing broad portfolio of mixed-signal integrated ICs and invest significant resources into the ongoing development of new innovative low-power and high-performance products. These products allow OEMs to create end products of increasing sophistication and functionality to service the requirements of each of our key markets. Our proximity to our customer base by virtue of our international sales and technical support teams facilitates new product specification through an in-depth understanding of our customers' technical requirements and end product plans. This allows us to anticipate future product specification and demand.

- ***Reliable, high volume supply of critical components***

  We have become a recognised high volume supplier to several of the world's leading OEMs, satisfying their demanding supply and product quality assurance requirements. We have developed sophisticated planning and logistic capabilities that enable us to meet the complex requirements of supplying many different products in high quantities to many customers worldwide.

- ***Ongoing product evolution***

  Our marketing and new product definition activities are focused on the expansion and enhancement of our product lines so that we can provide a broad portfolio to meet emerging market demands whilst also servicing existing high volume markets. For example, we have recently introduced a six- and eight-channel surround-sound application for stereo devices, based on our earlier two-channel stereo product.

- ***Reduced time-to-market for our customers' products***

  Our focus within the digital audio, digital imaging and portable devices markets has enabled us to develop a high degree of system-level understanding in relation to mixed-signal IC requirements in these markets. Further, our approach enables us to re-use our design building blocks in new ICs. This combination allows us to specify and develop differentiated products that closely meet the requirements of a wide range of customers and applications, easing the task of incorporating our products into customer designs, and hence reducing the time-to-market for their products.

Our Competitive Strengths

We believe that our competitive strengths include:

- ***Product definition expertise***

  Our history as a design house and our in-house technical capabilities provide us with significant expertise and an extensive track record in the successful definition and design of mixed-signal ICs. A key element of our business model is the intensive dialogue we maintain with our customers in relation to developments and trends in their end markets and their new product requirements. Furthermore, our customers value the technical expertise that we bring to this interaction. We believe that this combination of our customer relationships at the product development level and our in-house product definition track record puts us at the forefront of technological developments for next generation products.

- ***Product realisation capability***

  Once a product has been defined, the design and production of cost-effective mixed-signal ICs that meet these specifications and can be sold to a broad range of customers is a technically demanding process. Furthermore, our end markets are constantly evolving and, to achieve sales and maintain selling prices means that time-to-market is of critical importance. The successful realisation of a product therefore requires significant engineering expertise and an effective development process, encompassing design, test and product qualification. We believe that our in-house processes and track record of success in this area represent a significant competitive advantage in our rapidly evolving markets.

- ***Proven sole source supplier***

  In the 12 months ended 30 September 2003 we delivered approximately 60 million critical components to our customers worldwide. For many of our customers we are a sole source supplier. We believe our customers' decisions to purchase from us are a reflection of their confidence in our ability to satisfy the complex logistical demands of their manufacturing processes with large volumes of technically advanced, reliable products. Our track record of meeting these requirements, which has been built up over the last decade, is a critical prerequisite to securing our customers' business.

- ***Management team***

  Our senior management team of 11 people has over 180 combined years of experience in the development, manufacture and sale of mixed-signal ICs. Our team has substantial experience and a successful track record of building and operating the business, delivering organic revenue growth, attracting, developing and retaining the technical expertise that is critical to executing our strategy. For more information on our team see "Management" in Part II of this document.

Strategy

Our strategy is to be a leading international supplier of a wide range of differentiated mixed-signal ICs to our targeted markets. Our aim is to expand the business profitability through providing a broad portfolio of innovative products and services to a worldwide customer base. To achieve these goals, we intend to:

- ***Target high growth, high volume markets***

  We intend to continue to target high growth, high volume markets that require high performance analogue-intensive mixed-signal interface and signal processing solutions to meet end product performance and price requirements. The markets we currently address include digital audio, digital imaging and portable devices. We believe that future demand for portable access to data, sound and images through mobile phones, PDAs and MP3 players will contribute to the growth of the portable device market while demand for improved audio and multimedia equipment for home and in-car

entertainment will drive the growth of the consumer electronics market. We believe that our technology and management expertise position us well to continue to provide leading edge ICs for these emerging markets.

- ***Develop and market a broad portfolio of innovative products in our targeted markets***

  To avoid dependence on particular applications or customers we intend to continue to expand and enhance our portfolio of products to address the requirements of many customers across a broad range of applications. We currently have a portfolio of over 50 proprietary products that are sold to over 150 customers worldwide and have introduced 15 new products in the 12 months to 30 September 2003. We plan to continue to develop differentiated products that command higher prices and gross margins. To achieve this, we intend to strengthen our product definition and design capabilities and focus on the development of product families that address the needs of a wide range of customers, avoiding dependence on particular customers and markets.

- ***Continue to develop leading design technology***

  Our innovative circuit design techniques are focused on developing high performance, low-power ICs that can be manufactured at low cost. Our team of highly skilled, mixed-signal engineers has been at the forefront of a number of developments in analogue signal processing and mixed-signal design for many years (such as chipsets for analogue mobile phones and scanner analogue front-end technology) and is dedicated to developing and designing innovative new products. Historically, we have chosen not to patent our products. In 2001 we changed this strategy and currently hold four patents and have filed a further seven patent applications. We intend to continue pursuing additional patents to protect our intellectual property.

- ***Expand sales, marketing and technical support organisations***

  We support our customers with a team of direct sales staff and field application engineers located in each of our offices in the United Kingdom, Japan, Taiwan and the United States. We also use a network of distributors, principally to provide supply logistics to customers. We plan to continue to invest in expanding our sales, marketing and technical applications activities to support our growing international customer base.

- ***Expand relationships with leading OEMs, ODMs and subcontract manufacturers***

  We sell to several of the world's leading OEMs, ODMs and subcontract manufacturers. We intend to expand our relationships more broadly with existing OEMs as well as to add additional OEMs to our portfolio of customers. This focus on industry-leading customers and their sub-contract manufacturers gives us an insight into future product requirements and to potentially high sales volumes. Our application engineers, marketing staff and design engineers work with strategic OEM and ODM customers to define and validate new product features and applications.

- ***Leverage design experience into new products and markets***

  We use technology with broad application and intend to re-use our design building blocks in new ICs that are developed for existing and future markets. Our current target markets continue to require products with new features and performance criteria. Based on our existing products and design expertise, we believe that we can rapidly introduce new products to meet these opportunities. To date we have focused on digital audio products, digital imaging products and the portable devices markets. However, we have shown that our technology and know-how can equally be applied to a broad range of similar markets requiring analogue-intensive mixed-signal ICs, including the professional audio, video, medical, automotive and industrial markets.

- ***Attract, maintain and develop leading mixed-signal engineering talent***

  We believe we have assembled a world-class team of engineers and commercial staff capable of developing and introducing innovative products. We further believe that our creative environment, combined with the public visibility of our customers' end products, provides an attractive combination for current and potential employees. We will continue to exploit these advantages to attract the best talent possible as our business expands, and expect to be employing approximately 30 new engineers by the end of 2004.

Products and Markets

We have mixed-signal product families that currently address three primary markets: digital audio, digital imaging and portable devices.

We currently offer over 50 products. Our top 10 and 20 selling products accounted for 63.7% and 83.4%, respectively, of our turnover in the first six months of 2003. The respective percentages of our turnover in that period of our top five products were 11.6%, 8.2%, 8.0%, 7.8% and 6.7%.

Products for Digital Audio

The digital audio product market includes DVD players, hi-fi systems, games consoles, set-top boxes and digital televisions. DVD players are one of the fastest growing consumer products, with annual worldwide sales expected to exceed 69.0 million units in 2003, according to IDC. Set-top boxes that enable the reception of digital broadcast content and digital televisions are also high volume products, with estimated global sales for set-top boxes alone of 22.8 million units in 2003. In addition, the internet and broadband communications have increased the ability to receive and share high quality music, video entertainment, voice and images. We believe that these new capabilities supported by the emergence of highly integrated audio/video appliances such as personal video recorders (like the TIVO system), streaming media centres and audio video receivers will drive demand for new generations of mixed-signal ICs.

For digital audio applications, we offer a family of products that provide audio output, converting digital audio signals to analogue waveforms (digital-to-analogue converters or "DACs"), audio input, converting analogue waveforms to digital audio signals (analogue-to-digital converters or "ADCs"), and codecs. The core intellectual property within these devices is high performance sigma-delta ADCs and digital-to-analogue converter sub-circuits. Devices within these families offer features that range from basic DAC, ADC and codec functionality to highly featured devices that combine the audio conversion circuits with precision analogue signal input and output amplification, mixing and multiplexing. Products within the families are also differentiated by audio performance levels, usually in terms of the ratio of signal-to-noise that can be achieved, a primary factor in determining the quality of audio signal perceived by the listener. We have DAC devices that range in signal-to-noise ratio performance from 99 to 120dB, a range of performance that allows application across the complete spectrum of consumer audio devices. This product range enables our products to be used at all price points in the end user market, from value products, such as low cost CD players and set-top boxes, to high end "audiophile" CD, DVD and audio visual equipment.

We offer a range of 26 products for digital audio application. During the 12 months to 30 September 2003, we introduced 6 new products in this category, and plan to introduce a further 12 new products during the 12 months to 30 September 2004. Examples of key products in this category include:

WM8725 This is a high-performance stereo DAC that we introduced in 1998 and designed for use in portable audio equipment, video CD players and similar applications. It is still one of our highest volume ICs. It comprises selectable normal or I2S compatible serial data interfaces for 16 to 24-bit digital inputs, high performance digital filters, and sigma-delta output DACs, achieving an excellent 99dB signal-to-noise performance.

WM8746 This is a high-performance 6-channel DAC that we introduced in 2001 and designed for audio applications such as DVD, home theatre systems and digital TV. It supports data input word lengths from 16 to 32-bits and sampling rates up to 192kHz and can convert up to 6 channels at sample rates from 8 to 192kHz. Additionally it supports 2 channels at 192kHz and 4 channels at 96kHz simultaneously. The WM8746 consists of a serial interface port, digital interpolation filters, multi-bit sigma-delta modulators and 6 DACs in a small 28-pin SSOP package.

WM8772 This is a multi-channel audio codec that we introduced in late 2002. It is ideal for DVD and surround sound processing applications for home hi-fi, in-car and other audio visual equipment. A stereo 24-bit multi-bit sigma-delta ADC is used. Digital audio output word lengths from 16 to 32 bits and sampling rates from 8 to 96kHz are supported. The 32-lead version allows separate ADC and DAC sample rates.

Products for Digital Imaging

The digital imaging market includes scanners, multi-function peripherals and cameras. High quality digital video and still cameras that store data in digital form and have the ability to transfer images over the internet are replacing traditional film-based products. The digital imaging market for semiconductor products involves image capture as well as image generation, with colour printers and document scanners being combined into multi-function peripherals to support both home and office image generation and capture. According to IDC, global multi-function peripheral shipments worldwide are expected to be approximately 20.0 million units in 2003 and increase by an average of 13.7% on an annual basis until 2007.

We have been at the forefront of technology development for image scanners with our innovative mixed-signal analogue front-end products for image capture and processing ICs. These products are used in document scanners, including those having USB 1.1 and USB 2.0 interfaces. They are also found in multi-function peripherals, which combine scanning and copying functionality with ink jet or laser printing, and colour digital copiers. Based on our pipeline conversion architecture, these ICs provide high performance solutions for the technically demanding task of preconditioning and converting the complex high speed analogue waveform that is emitted by charge coupled devices (or "CCDs"), contact image sensors (or "CISs") and linear image sensors into digital data.

Speed of conversion is a key performance parameter in this product family, as the speed of analogue-to-digital conversion dictates the time taken to scan or copy an image. Additionally, the resolution of the conversion, which is determined by the number of bits of data generated by the converter, determines final image quality. We offer a family of digital imaging products that have resolutions from 12 to 16 bits, and conversion speeds from 6 to 20Msps. Many of the products in the family share a common architecture and software control interface, allowing customers to easily upgrade the speed and/or resolution of their product with reduced re-development effort and shorter time-to-market.

Our range of products for digital imaging includes over 8 high resolution analogue front end products. During the 12 months to 30 September 2003, we introduced 2 new products in this category, and plan to introduce a further 2 new products during the 12 months to 30 September 2004. Examples of key products in this category include:

WM8150 This is a 12-bit analogue front-end/digitiser IC that we introduced in 2002 which processes and digitises the analogue output signals from CCD sensors or CISs at pixel sample rates of up to 8Msps. The device includes a complete analogue signal processing channel containing reset level clamping, correlated double sampling, programmable gain and offset adjust functions. Internal multiplexers allow fast switching of offset and gain for line-by-line colour processing. The output from this channel is time multiplexed into a high-speed 12-bit ADC. The digital output data is available in 4-bit wide multiplexed format. The WM8150 is available in a 20 pin SSOP small form factor package.

WM8199 This is a 16-bit analogue front-end/digitiser IC that we introduced in 2003. It is used for high speed applications which process and digitise the analogue output signals from CCD sensors or CISs at 20Msps and incorporates a 28 pin SSOP package.

The WM8199 is intended for use in high speed scanners, multi-function peripherals and digital copiers. It includes three analogue signal processing channels each of which contains reset level clamping, correlated double sampling and programmable gain and offset adjust functions. Three multiplexers allow single channel processing. The output from each of these channels is time multiplexed into a single high speed ADC.

Products for Portable Devices

The portable device market includes handheld devices, such as PDAs, MP3 players and the new generation of mobile phones with multimedia features. Audio features are also now included in many new portable electronic appliances, including digital video and still cameras. IDC estimates that the worldwide market for smart handheld devices (such as PDAs and smartphones) will be approximately 25.5 million units in 2003 and 78.2 million units in 2006. IDC estimates that the sale of compressed audio players, such as MP3, will increase from 11.6 million units in 2002 to nearly 31.7 million units in 2006. The worldwide mobile phone market is forecast to continue to grow with the support of new features such as GPRS, colour screens and mobile multi-

media messaging. In addition, the enhancement to data bandwidth along with higher levels of computing power, enables many new mobile phone applications such as streaming audio and video.

We have developed a range of products that are targeted at portable or battery-powered applications that require low-voltage and low-power circuit design. We have particular expertise in these types of low-voltage, low-power applications, which we gained in the development of customer-specific integrated circuits, or CSIC, products for mobile phones, as well as substantial expertise in audio sub-system architecture.

Our product family for portable applications is specifically targeted at portable audio players, PDAs and multimedia mobile phones. These innovative highly integrated products combine functions such as high performance digital-to-analogue converters, analogue-to-digital converters, headphone amplifiers, volume control, power management and novel clocking schemes to provide complete solutions in a small form factor. For mobile applications, our products include microphone and headphone switching features. For PDA applications our products combine multiple audio features with a touch screen controller.

We offer a range of 13 low power mixed-signal subsystems for portable applications. During the 12 months to 30 September 2003, we introduced 7 new products in this category, and plan to introduce a further 9 new products during the 12 months to 30 September 2004. Examples of key products in this category include:

WM8731 This is a very low power, high quality audio codec with integrated headphone driver, introduced in 2001 and designed for portable digital audio applications. It is currently used in, amongst other things, the Apple iPod. The device enables CD quality audio recording and playback, delivering 50mW of output power into a 16 Ohm load. The WM8731 has a typical power consumption of 8.5mW in playback mode and 24mW for simultaneous recording and playback (at 3.3V). In standby mode, the supply current is reduced to 50μA.

WM9712L This is a highly integrated input/output device designed for mobile computing and communications that we introduced at the beginning of 2003. The device can connect directly to a 4- or 5-wire touchpanel, mono or stereo microphones, stereo headphones and a mono speaker, reducing the total component count in the system. Additionally, phone input and output pins are provided for seamless integration with wireless communication devices. The WM9712L also offers up to four auxiliary ADC inputs for analogue measurements such as temperature or light, and five general purpose input/output pins for interfacing to control buttons or other digital devices.

The WM9712L operates at supply voltages from 1.8 to 3.6 Volts. Each section of the chip can be powered down under software control to save power. The device is available in small form factor quad flat no lead, or QFN, packages, ideal for use in hand-held portable systems, or in the industry standard thin quad flat-packed packages.

Customers

Our end customers (whether sold to directly, through distributors or agents) are internationally diverse and are primarily either OEMs or ODMs.

We currently have over 150 customers worldwide. Our top five end customers for the 12 months to 31 December 2002 represented 36% of total turnover. Our top five end customers for the six months ended 30 June 2003 represented 31% of total turnover.

OEM Customers

We supply our products to a range of large international OEMs (or their selected sub-contract manufacturers) and several specialist OEMs. Amongst our OEM customers are:

Digital Audio	Digital Imaging	Portable
Arcam	Canon	Apple
Harman Kardon	Epson	Chinon (Kodak)
Logitech	Hewlett-Packard	Samsung
Microsoft	Lexmark	Sony
Onkyo		Toshiba

ODM Customers

We also sell to a number of large ODMs, who provide complete design and manufacturing services for end products, which are branded and sold by the OEMs. Amongst our ODM customers are:

Digital Audio	Digital Imaging	Portable
Eastech	Primax	Compal
Handan	Silitek	Mitac
Hiteker		Wistron

Technology

We use standard CMOS wafer manufacturing technologies to implement all of our products. These technologies are currently available from a number of suppliers, including Chartered Semiconductor Manufacturing in Singapore, Hynix Semiconductor in South Korea and Taiwan Semiconductor Manufacturing Company, each of which is currently used by us.

The preferred technologies for analogue-intensive mixed-signal ICs, which require low noise and high voltage capability, tend not to be the leading-edge, small geometry technologies required for digital ICs. At present, our products are implemented on 0.6, 0.5 and 0.35 micron technologies, whereas digital ICs typically utilise processes at 0.18 microns and below. We make use of advanced mixed-signal production test equipment located at assembly and test subcontractors, and have standardised on the use of the Teradyne Catalyst equipment. A range of commonly available industry standard packages is used for all of our products. We offer products for portable applications in a range of small form factor QFN packages. These packages bring benefits to customers in terms of reduced circuit board area compared to conventional leaded packages.

Successfully addressing the challenges of mixed-signal IC development depends to a large extent on the technical skills of engineers. The development of analogue and mixed-signal design expertise typically requires years of practical design experience under the guidance of a senior engineer, and engineers with the required level of skill and expertise are in short supply. We have assembled a team of over 60 engineers, providing us with a wide range of technical expertise.

Manufacturing

We employ the fabless semiconductor business model, by which the capital-intensive manufacture of integrated circuits is outsourced to third parties. Products are manufactured, on a purchase order basis, by a number of leading sub-contractors. These sub-contractors supply wafer foundry services, chip packaging and product testing services, in each case under our supervision. The sub-contractors provide us with access to the latest processes, enabling us to include high product functionality and state of the art device performance and to offer customers the latest assembly techniques and materials. All of the third parties we use for manufacturing, testing and assembly have been certified to applicable specifications, which means that their operations have in each case been determined by independent examiners to comply with internationally developed quality control standards.

To date, we have generally used our sub-contractors on a purchase-order basis, which has enabled us to achieve competitive prices for each of our products. We regularly evaluate the benefits and possibility of entering into longer-term contracts with our sub-contractors. Further, we regularly evaluate the benefits of any alternative sub-contractors with the manufacturing requirements of our product road maps.

For wafer manufacture we currently use Chartered Semiconductor Manufacturing, Hynix Semiconductor and Taiwan Semiconductor Manufacturing Company. An additional source of manufacturing capacity is currently being evaluated. We use industry standard CMOS processes, and make use of technologically similar processes across our wafer suppliers to facilitate supply through alternative sources. We believe the manufacturing capacity and technologies available at our sub-contractors will meet our requirements for the foreseeable future.

Testing and assembly of our products is performed by each of Atlantic Technologies and SAATT in the UK, Hana Semiconductor in Thailand, Carsem in Malaysia and OSE in Taiwan. We have invested significant resources in, and own, all of the product testing and evaluation software and device specific test hardware we use in the manufacture of our products. To date we have purchased three Teradyne Catalyst test systems: one is used

in our Edinburgh office for test development, and the other two are used as production test systems at Atlantic Technologies.

Quality and Product Assurance

We place strong emphasis on product quality from initial design through final quality assurance for the end product. The quality system developed by us which is applied to all of our product development and operational activities has gained ISO9001:2000 accreditation. Products are individually tested using specialised test equipment and complex programmes to ensure that they meet required performance levels. In addition, products developed by us undergo demanding qualification procedures, including accelerated life testing and stress testing to ensure, as far as possible, fitness for manufacturing and the robustness of each product.

Sales and Marketing

We currently sell our products through a direct sales force and a network of distributors and agents in the main centres of product development and manufacture throughout the world. Our direct sales team actively supports sales and design-in activity for both our OEM and ODM customers worldwide, regardless of whether we sell to them directly or through distributors. To assist in the promotion of our products, we liaise with a number of semiconductor companies, such as Intel, Portalplayer, ESS, Zoran and Mediatek, to have our products specified as part of the reference designs that these companies promote to their end customers.

Our Taipei office, which we opened in 2000, is the centre of our activities for Asia Pacific (excluding Japan) and includes both sales and customer applications staff. In 2001, we opened an office in Yokohama to address the Japanese OEM/ODM market. We also opened a sales office in California in 2000, to support the growing OEM/ODM customer base on the west coast of the United States. This office was expanded to become our US sales headquarters and relocated to San Diego in 2002. Sales in Europe are supported by a direct sales office in Manchester, and the Edinburgh office provides sales administration and technical customer support. Currently we employ four technically experienced sales executives in Taiwan, three in Japan, four in the United States and two in the United Kingdom.

We also employ highly skilled field application engineers in each of our overseas offices, to provide local technical support and to assist in achieving design-ins at our customers. These technical experts also provide critical feedback of customers' requirements for incorporation into our future products. Our field sales and applications activities are supported by a technical applications department in Edinburgh which provides product demonstration hardware and software, user documentation and technical support aimed at accelerating the design-in process.

The direct sales force is supported by a distribution network, which is an important part of the supply chain, particularly in providing the logistical functions in Asian countries. We currently have a total of 26 distributors and agents worldwide.

Our marketing team acts as the interface between our technical development and sales teams, developing product road maps for our targeted areas and assisting management with the implementation of business development initiatives at a strategic level. The marketing activity evaluates strategic options and new market opportunities, defines new products and supports the sales and application staff with product literature. Our marketing department is comprised of 7 staff and is assisted by external communications agencies in the United Kingdom, Germany and in the United States.

Research and Development

The markets for our products are characterised by rapid technological changes and advances and we believe that a continuing substantial investment in research and development is therefore critical to our future success. Our research and development activities focus on the definition, design and development of innovative proprietary products. This involves the exploitation of existing intellectual property and the generation of new intellectual property in circuit design, algorithm development and system architectures.

We develop proprietary computer aided design (or "CAD") software facilities, including extensive architectural modelling and signal processing software that we use to assist in the design of our products.

We have developed extensive test and evaluation facilities that allow rapid characterisation of circuit performance and are closely coupled to production test development activities. The efficiency of production

testing, in terms of final test time, is an important factor for the final product cost and we believe that our extensive proprietary library of testing software provides us with a significant competitive advantage.

We have established close links with universities, including the University of Edinburgh and the University of Glasgow, to collaborate on research programmes, the use of diagnostic facilities and student participation. Over the last 4 years, we have sponsored 9 students through the master of engineering degree course at the University of Edinburgh, 7 of whom we have recruited. We have also recruited an additional 7 non-sponsored graduate engineers from universities within the same 4 year period. We have an ongoing programme to sponsor undergraduate engineering students.

We spent $4.9 million during 2002 related to the design, development and improvement of new and existing products and processes, compared to $2.8 million spent during 2001 and $2.7 million spent during 2000. As of 30 June 2003, we had 64 employees involved in research and development compared to 31 at the end of 2000.

Intellectual Property

We rely on a combination of patents, trade marks, copyrights, as well as employee and third-party non-disclosure agreements to protect our intellectual property. Historically we chose not to patent our products. We changed this strategy in 2001, however, and as of 30 September 2003 we had obtained four US patents and had filed for a further seven applications in the United States and in the United Kingdom. We now continue to seek patent coverage of our intellectual property where appropriate and we are considering applications for a further eight inventions. We believe, however, that our success depends more on the know-how, technical expertise and innovative abilities of our personnel than on our ability to rely on legal intellectual property rights.

Since we were founded in 1984, we have developed over 150 innovative ICs. As a result, we own considerable intellectual property and know-how. In the development of our products, we exploit a variety of advanced design tools to help reduce cycle time and decrease the risk of faulty prototypes (thereby reducing production costs and time-to-market), including an extensive suite of implementation software which has been developed by us for efficient design capture and physical circuit layout. Proprietary software is also used for both system-level modelling and the detailed analysis and design of our mixed-signal ICs. We believe that these complex proprietary software tools provide us with a competitive advantage over new entrants to this market.

Competition

The analogue and mixed-signal semiconductor markets in which we compete are characterised by technical change, price sensitivity and price erosion, although in each case to a significantly lower level than is experienced in the digital semiconductor market. We compete with a number of mixed-signal semiconductor suppliers. Some of these competitors are larger companies, including Analog Devices, AKM Semiconductors, Cirrus Logic, Philips Semiconductor, Rohm, Samsung Electronics and Texas Instruments (competing principally through its Burr Brown range of products). We also compete with a number of smaller companies with respect to specific product areas.

We believe that the principal competitive factors in our market are product design, performance, functionality, price, size, reliability, time-to-market, applications support and reputation. Also, our ability successfully to compete in our target markets depends upon a number of other factors, including our success in sub-contracting the manufacture, assembly and testing of our products, product quality and availability, production efficiency, the ability to achieve design wins and to begin volume production of products for particular OEM customers, end-user acceptance of the OEM customers' products, the timing of our new product introductions, market acceptance of competitors' products, our ability to maintain sales in the global market place and general economic conditions.

Dividends

For each of the years ended 31 December 2000 and 2001 there was no dividend paid or payable. In line with the Company's prior articles of association, for the year ended 31 December 2002 a cumulative dividend of £371,788 was payable to the holders of the Preference Shares and £253,026 was payable to the holders of the Ordinary Shares of £0.10 each and B Ordinary Shares. This equated to a dividend per share of £0.36 for the ordinary shares of £0.10 each and B Ordinary Shares and £0.0699 per share for the Preference Shares, in each case prior to taking into account the capital reorganisation referred to in paragraph 3.8 of Part VII—"Additional Information".

We intend to retain all of our future earnings for investment in the development and expansion of our business and do not currently expect to pay any dividends on our Ordinary Shares for the foreseeable future.

Facilities

Our Edinburgh headquarters are in a 22,500 square foot office space under two leases with the City of Edinburgh. Both of these leases expire on 18 April 2015, although we have an option to terminate both on 18 April 2006. We have additional sales offices in Yokohama, Japan; Taipei, Taiwan; and San Diego, California. In September 2003, we acquired a 48,000 square foot office in Edinburgh. We intend to continue to use at least some of our original headquarters building in Edinburgh for the foreseeable future. This new office is in the process of being fitted out and it is expected that we will occupy it early in 2004. We financed the acquisition of the new property with a loan of £9.0 million (approximately $14.9 million) from Bank of Scotland, which is secured by a floating charge and a standard security over the property.

Employees

As at 30 June 2003, we had 116 full-time employees, 81 of whom have technical degrees. As at 30 June 2003 we had 2 employees in Japan, 8 employees in Taiwan, 3 employees in the United States, and the rest were in the United Kingdom. The following table sets out the number of our full time employees by function at the dates indicated:

	As at 31 December			As at 30 June
	2000	2001	2002	2003
	(numbers)			
Research and development	31	38	47	64
Selling and distribution	17	26	39	40
Administrative	8	7	10	12
Total employees	56	71	96	116

None of our employees is subject to a collective bargaining arrangement and we have never experienced a work stoppage. We believe that our employee relations are good.

Insurance

It is our business policy to take out insurance to the extent appropriate for our business. We currently maintain insurance policies covering risks associated with our property, stock, debtor and political risk, travel, medical and employee liability, each in amounts appropriate to our business. We also maintain key-man life insurance for Dr Milne, our Managing Director and Chief Executive Officer, and Mr Reid, our Chief Technical Officer, in the amount of £2,000,000 (approximately $3,317,400) and £1,000,000 (approximately $1,658,700) respectively.

PART II

MANAGEMENT

Directors and Senior Management

The following table sets out information with respect to each of our Directors and members of senior management and their respective ages and positions as at the date of the Offer:

Name	Age	Position
Directors:		
David John Carey	67	Non-executive Chairman
Alistair David Milne	60	Chief Executive Officer and Managing Director
James Robert Craig Reid	48	Chief Technical Officer and Business Development Director
George Reginald Elliott	50	Chief Financial Officer and Finance Director
John Martin Urwin	43	Operations Director
Ross King Graham	56	Non-executive Director
Juergen Germies	40	Non-executive Director
Barry Michael Rose	58	Non-executive Director
Senior Management:		
Michael Gerard Clancy	47	Vice President Worldwide Sales
Peter John Frith	41	Vice President New Products
Julian Paul Hayes	39	Vice President Marketing
Colman Patrick Clarke	40	Director of Test Engineering
Andrew James Cringean	39	Director of Project Engineering
John Laurence Pennock	49	Director of Technology Team
Andrew Pringle	50	Director of Quality

Directors

David John Carey joined the Board in November 1998 as a non-executive director and became Chairman in January 2000. Mr Carey was a founding investor in Integrated Devices Technology, Inc., serving as a member of the board before becoming CEO and COO in 1982 and Chairman of the Board from 1991 to 1999. Mr Carey is chairman of the nomination committee and a member of the remuneration committee. In 1969, Mr Carey was a founder of Advanced Micro Devices Inc., where he held several operational management positions until 1978. Prior to that, Mr Carey worked on the development of the first integrated circuits at Fairchild from 1963 until 1968. Mr Carey has a degree in Electrical Engineering from Liverpool University.

Alastair David Milne co-founded the Company in 1984 and serves as the Chief Executive Officer and Managing Director. From 1973 to 1985, Dr Milne directed the Wolfson Microelectronics Institute at Edinburgh University, which developed CAD software and integrated circuit technology. Dr Milne was Vice President of the Royal Society of Edinburgh from October 1995 to September 1998, has a Doctorate in Physics from Bristol University and has been an Honorary Professor at the University of Edinburgh since March 1998. Dr Milne was awarded the OBE in 1985 for services to industry.

James Robert Craig Reid co-founded the Company in 1984 and serves as Chief Technical Officer and Business Development Director. From 1976 to 1985 Mr Reid held design engineering positions at RACAL-MESL, a microwave systems company, and at the Wolfson Microelectronics Institute. Mr Reid holds a First Class Honours Degree in Electrical and Electronic Engineering from the University of Edinburgh and is currently a Visiting Professor of Engineering Design at the University of Glasgow.

George Reginald Elliott joined us in January 2000 and serves as Chief Financial Officer and Finance Director. Formerly a partner of Grant Thornton he was previously Finance Director at Calluna plc and Business Development Director at McQueen International Ltd (now SYKES), where he was responsible for several major projects. Mr Elliott is a Chartered Accountant and has a degree in Accountancy and Finance from Heriot-Watt University.

John Martin Urwin joined us in 1994 and serves as Operations Director. From 1988 to 1994, Mr Urwin worked for Fujitsu Ltd. where he was Northern Europe Marketing Manager. Prior to that, Mr Urwin worked for National Semiconductor and Marconi Electronic Devices in major account management, test and product engineering roles. Mr Urwin has an Honours Degree in Electronic Engineering from Nottingham University.

Juergen Germies joined us in 2003 and serves as a non-executive director. Mr Germies is a Geschäftsführer (managing director) of WestLB and Panmure Growth Fund GmbH and head of value management in the business unit venture capital and private equity Mittelstand of WestLB AG. Before joining WestLB Group in 1996, Mr Germies spent six years in senior management positions in the accounts departments of Kloeckner-Werke AG, Germany, and Kautex Werke AG, Germany, whose activities included mechanical engineering, plastics processing and automotive components. Mr Germies holds a Diplom-Kaufmann degree.

Ross King Graham joined us in September 2003 and serves as a non-executive director and chairman of the audit committee. Mr Graham qualified as a chartered accountant with Arthur Young in 1969, and was made a partner of that firm in 1981. In 1987 Mr Graham joined Misys on its flotation as its Finance Director, where he played a key role in its acquisition strategy. In 1998 he decided to focus on corporate development, and is currently responsible for the execution of all of Misys' corporate transactions.

Barry Michael Rose joined us in 2001 and serves as a non-executive director and is chairman of the Company's remuneration committee. From 1993 to 2001 Mr Rose was Chief Executive of Scottish Provident UK. Prior to his appointment as Chief Executive of Scottish Provident UK he was head of Investments at Scottish Provident Institution backed up by more that 27 years' investment experience. Mr Rose is also a non-executive director of Baillie Gifford Shin Nippon plc, Liverpool Victoria Friendly Society and Scottish Environmental Protection Agency, of which he is Chairman of the Agency's audit committee. Mr Rose has an honours degree in Mathematics from Manchester University.

Senior Management

Michael Gerard Clancy joined us as Sales Manager in 1999 from Via Systems and was promoted to VP of Worldwide Sales in 1999. Prior to that, Dr Clancy worked for GEC Plessey Semiconductors (now Zarlink) from 1985 to 1997 in sales and sales management roles, with 5 years in the Asia Pacific Region. Dr Clancy has a PhD in Chemistry from Salford University.

Peter John Frith joined us as Analogue Design Engineer in June 1985. Prior to this he worked at MEDL. After designing many custom ASICs for Wolfson, Mr Frith led the communication design group and then managed the development of the audio product range. In 2000, Mr Frith changed his role with us and became VP of New Product Definition, responsible for the technical specifications of all new products. He is also responsible for the management of our Applications Group. Mr Frith was educated at Durham University where he obtained an Honours Degree in Physics and a Masters Degree in Microelectronics.

Julian Paul Hayes joined us as Audio Product Marketing Manager in May 1998 and was promoted to VP Marketing in 2000. Prior to joining us Mr Hayes worked for Analog Devices, Inc. from 1985 to 1998, most recently as Business Development Manager/Consumer Specialist. Mr Hayes has a Diploma in Marketing and an Honours Degree in Physics from Southampton University.

Colman Patrick Clarke joined us in 1990 and serves as Director of Test Engineering. Prior to 1990 he held various design evaluation and test engineering positions at Analog Devices, Inc. Mr Clarke holds a First Class Honours Degree B.E. (Elec) from University College Cork.

Andrew James Cringean has been with us since 1988. He joined us from Philips where he worked as a design engineer. Mr Cringean served in various progressive design engineering positions within Wolfson until he was appointed Director of Project Engineering in July 2000. Mr Cringean holds a First Class Honours Degree in Electrical and Electronic Engineering from the University of Edinburgh.

John Laurence Pennock first joined us in 1985 for a period of 5 years, he then rejoined us in 1995 and serves as Director of Technology Development. Dr Pennock has over 24 years experience in the design of a wide range of analogue integrated circuitry, including 7 years with Seagate and 12 years at Wolfson. He holds an MA in Electrical Sciences from Cambridge University and a PhD in Electronics from the University of Southampton.

Andrew Pringle joined us in April 2003 as Director of Quality. Prior to joining us Mr Pringle worked for Agilent Technologies as a Project Facilitator responsible for new product cycle time and quality improvement and at Calluna plc as Director of Quality. Mr Pringle has an Honours Degree in Physics from Glasgow University.

Corporate Governance

The Directors support high standards of corporate governance. The Combined Code Principles of Good Governance and Code of Best Practice contained in the report by the Committee on Corporate Governance (the "**Combined Code**"), as appended to the Listing Rules, currently recommends that the board of directors of a UK public company should include a balance of executive and non-executive directors, with non-executive directors

comprising at least one-third of the board. The Combined Code further recommends that a majority of non-executive directors should be independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement. It is the intention of Mr Germies to step down from the board of directors shortly after the Offer. In keeping with our support of corporate governance we have begun the process of finding a replacement for Mr Germies. Mr Germies has agreed to remain on the board until such time as his replacement is appointed. The Combined Code also provides that the remuneration committees of UK public companies should consist exclusively of non-executive directors who are independent of management and free from any business or other relationship which could materially interfere with the exercise of such directors' independent judgement. We intend to comply with the Combined Code in these respects and have put in place procedures to comply with the internal control aspects of the Combined Code.

We are aware of the revisions to the Combined Code, published on 23 July 2003, as a result of the recently published Higgs Report on the role and effectiveness of non-executive directors and the Smith Report on company audit committees. These revisions take effect for companies with reporting years beginning on or after 1 November 2003. We are reviewing our corporate governance arrangements in the light of the publication of these revisions to the Combined Code, in order to determine what changes are appropriate.

We established an audit committee and a remuneration committee in 2001. We have also established a nomination committee this year. We expect that the Board will meet at least six times per year and may meet at other times at the request of any Director.

The audit committee is chaired by Mr Graham, and its other members are Mr Rose and Mr Germies. Only non-executive Directors serve on the committee and members of the committee have no links with our external auditors. The audit committee normally meets not less than four times a year and meets the external auditors at least twice a year without the executive Directors present.

The audit committee is responsible for making recommendations to the Board on the appointment of the external auditors and their remuneration. The committee considers the nature, scope and results of the auditors' work and reviews (and reserves the right to approve) any non-audit services that are to be provided by the external auditors. It receives and reviews reports from management and the Group's auditors relating to the Group's annual report and accounts. The committee focuses particularly on compliance with legal requirements, accounting standards and the Listing Rules and ensuring that an effective system of internal financial and non-financial controls is maintained. The ultimate responsibility for reviewing and approving the annual report and accounts remains with the Board.

The remuneration committee is chaired by Mr Rose and its other members are Mr Carey, Mr Germies and Mr Graham. Only non-executive Directors serve on the committee and the members of the committee are independent of our management. The committee, which normally meets at least once a year, has responsibility for making recommendations to the Board on our policy for remuneration of senior executives, for reviewing the performance of executive Directors and senior management and for determining, within agreed terms of reference, specific remuneration packages for each of the executive Directors and members of senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes. In accordance with the committee's terms of reference, no Director may participate in discussions relating to his or her own terms and conditions of service or remuneration.

The nomination committee was established in 2003 and is chaired by Mr Carey, and its other members are Dr Milne, Mr Graham and Mr Rose. A majority of the members of the committee are non-executive Directors and the chairman of the committee is not the chairman of the Board. The committee, which is in its infancy, is to meet not less than once a year, has responsibility for considering the size, structure and composition of the Board, and retirements and appointments of additional and replacement directors and will make appropriate recommendations to the Board.

The identity of each of the chairmen of the committees referred to above will be reviewed on an annual basis. The membership of these committees and their terms of reference will be kept under review, in light of the recent changes to the Combined Code.

PART III

THE OFFER AND RELATED MATTERS

The Offer

The Offer comprises the Institutional Offer and the Employee Offer.

The New Ordinary Shares to be issued pursuant to the Institutional Offer and the Employee Offer will rank *pari passu* in all respects with the Existing Ordinary Shares and will rank in full for all dividends and other distributions hereafter declared, made or paid on our ordinary share capital. We do not anticipate paying cash dividends in the foreseeable future.

The Institutional Offer

The Institutional Offer, which is fully underwritten by the Underwriters in accordance with the terms of the Underwriting Agreement (further details of which are set out in Part VII "Additional Information" of this document), comprises an offer of ● Ordinary Shares (assuming no offer of Existing Ordinary Shares pursuant to the Over-allotment Option) of which ● New Ordinary Shares will be offered by us and ● Existing Ordinary Shares will be offered by the Selling Shareholders. This represents approximately ●% in aggregate of our issued share capital immediately following Admission (assuming subscription in full under the Employee Offer). In addition, the Over-allotment Option has been granted by certain of the Selling Shareholders to Citigroup, on behalf of the Underwriters, to purchase, or procure purchasers for, up to an additional ● Existing Ordinary Shares.

Under the Institutional Offer, Ordinary Shares will be offered to certain institutional and professional investors in the United Kingdom, the United States and certain other jurisdictions. Sales of Ordinary Shares in the United States will be made only to qualified institutional buyers, as defined in Rule 144A under the Securities Act, in transactions not requiring registration under the Securities Act. Certain restrictions that apply to the distribution of this document and Ordinary Shares in jurisdictions outside the UK are described in Part VII "Additional Information" of this document. All Ordinary Shares issued or offered for sale in the Institutional Offer will be sold at the Offer Price.

The Employee Offer

The Employee Offer comprises an offer by us of up to ● New Ordinary Shares to Eligible Employees at the Offer Price. The Employee Offer is not being underwritten.

We will determine the basis of allocation of New Ordinary Shares under the Employee Offer in our absolute discretion. Eligible Employees may not receive all of the New Ordinary Shares that they apply for and it is possible that some or all employees may not receive any New Ordinary Shares. For each individual applicant, the minimum application for Ordinary Shares in the Employee Offer is £500 and the maximum application is £20,000. Multiple applications are not permitted under the Employee Offer.

The detailed terms and conditions of application for Ordinary Shares under the Employee Offer are set out in the Employee Application Form, which will be sent to all Eligible Employees.

UK Eligible Employees will be subject to United Kingdom income tax and National Insurance contributions on the difference (if any) between the Offer Price and the market value of the Ordinary Shares that are the subject of the Employee Offer at the date such Eligible Employees become entitled to acquire such shares. Income tax and National Insurance contributions may also arise in the event that persons applying under the Institutional Offer are scaled back but the Employee Offer is not similarly affected. All income tax and the National Insurance contributions will be collected through the PAYE system. To the extent that such Eligible Employees do not put the appropriate Group company in funds within 90 days after the Ordinary Shares are provided to them in order that the Group may meet the PAYE liability, the Eligible Employees will be deemed for United Kingdom income tax purposes as receiving additional emoluments equal to the amount of tax and National Insurance contributions borne by the Group, even if the tax and National Insurance contributions are subsequently reimbursed by such Eligible Employees. The Group will be liable for employers' National Insurance contributions on the same basis as the employees' income tax charges are assessed calculated at a current rate of 12.8% of such difference. Employer's National Insurance contributions may also be due in respect of any deemed additional emoluments referred to above.

Allocation and Pricing

The Ordinary Shares allocated under the Institutional Offer will be underwritten by the Underwriters as described in the paragraph headed "Underwriting Arrangements" below. Allocations under the Institutional Offer will be determined at the discretion of the Underwriters. The proportions in which particular allocations of Ordinary Shares under the Institutional Offer will comprise New Ordinary Shares and Existing Ordinary Shares (and Existing Ordinary Shares that are made available pursuant to the Over-allotment Option) are at the discretion of Citigroup.

Allocations under the Employee Offer will be determined at our discretion.

All Ordinary Shares issued or sold pursuant to the Offer will be issued or sold, payable in full, at the Offer Price. Each investor undertakes to pay the Offer Price for the Ordinary Shares issued or sold to such investor in such manner as shall be directed by the Underwriters submitting a bid on behalf of each such investor. Liability for stamp duty and SDRT is described in section 15 of Part VII "Additional Information" of this document

Over-allotment and Stabilisation

In connection with the Offer, Citigroup, on behalf of the Underwriters, may over-allot or effect transactions that stabilise or maintain the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in the Ordinary Shares, at levels above those that might otherwise prevail in the open market for a limited period after the issue date. However, there is no obligation on Citigroup to take such action. Such transactions may be effected on the London Stock Exchange, in the over-the-counter markets or otherwise and shall be carried out in accordance with applicable rules and regulations. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

In connection with the Offer, certain of the Selling Shareholders have granted to Citigroup, on behalf of the Underwriters, the Over-allotment Option exercisable, in whole or in part, upon notice by Citigroup for 30 days after the date of Admission and pursuant to which Citigroup may require such Selling Shareholders to sell up to ● additional Existing Ordinary Shares at the Offer Price for the purposes, amongst other things, to meet over-allotments in connection with the Offer and to cover short positions resulting from stabilisation transactions. Any such Existing Ordinary Shares will be offered on the same terms and conditions as other Existing Ordinary Shares.

Save as required by law or regulation, Citigroup does not intend to disclose the extent of any over-allotment and/or stabilisation transactions under the Offer.

Dealing Arrangements

The Offer is subject to the satisfaction (or waiver) of conditions contained in the Underwriting Agreement, including the absence of any breach of warranty under the Underwriting Agreement and Admission occurring by 8:00 a.m. (London time) on 17 October, 2003 or such later time and date (being not later than ● 2003) as we may agree with Citigroup. Certain conditions are not capable of waiver. Further details of the Underwriting Agreement are set out in paragraph 14.1 of Part VII "Additional Information" of this document.

It is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange at 8:00 a.m. on 14 October 2003. All dealings in the Ordinary Shares between the commencement of conditional dealings and unconditional dealings will be on a "when issued basis" and at the risk of the parties concerned. If Admission does not take place, these dealings will not be settled and be of no effect.

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8:00 a.m. on 17 October 2003. It is expected that, where applicable, definitive share certificates in respect of the Offer will be posted from 22 October 2003 or as soon thereafter as is practicable. No temporary documents of title will be issued. Pending the despatch by post of definitive share certificates, transfers will be certified against the register held by the Registrars.

CREST

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. Upon Admission, the Articles will permit the holding of Ordinary Shares under the CREST system. We have applied for the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if any Shareholder so wishes.

CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. Institutional investors applying for Ordinary Shares under the Institutional Offer may, however, elect to receive Ordinary Shares in uncertificated form if they are a system-member (as defined in the CREST Regulations) in relation to CREST. It is expected that, unless placees elect otherwise, Ordinary Shares allocated pursuant to the Institutional Offer will be delivered in uncertificated form and settlement will take place on Admission through CREST.

Shares available under the Employee Offer will be eligible for CREST, but will nevertheless be issued in certificated form and successful applicants will therefore receive share certificates, which are expected to be distributed from ● 2003, or as soon as is practicable thereafter, to registered Shareholders by post. No temporary documents of title will be issued.

Underwriting Arrangements

We, the Selling Shareholders, the Directors and the Underwriters entered into the Underwriting Agreement on ● 2003 pursuant to which the Underwriters have agreed, subject to certain conditions, to procure subscribers or purchasers for or, failing which, to subscribe for or purchase themselves, the Ordinary Shares to be issued or sold in the Institutional Offer at the Offer Price.

The Underwriting Agreement contains a provision entitling the Underwriters to terminate the Underwriting Agreement at any time prior to Admission in certain circumstances. If this right is exercised, the Offer and these arrangements will lapse, Admission will not proceed, and any monies received in respect of the Offer will be returned to applicants without interest.

The Underwriting Agreement provides for the Underwriters to be paid commissions by us and the Selling Shareholders in respect of the Ordinary Shares issued or sold pursuant to the Institutional Offer and the Over-allotment Option.

Further details of the terms of the Underwriting Agreement are set out in paragraph 14.1 of Part VII "Additional Information" of this document.

Lock-up Arrangements

We, the Directors and the Selling Shareholders have separately agreed with each of the Underwriters to certain restrictions on the issue, offer, sale, transfer or disposal of Ordinary Shares (or interests therein) without the prior written consent of Citigroup (on behalf of the Underwriters). These restrictions are subject to certain exceptions, namely: in our case, we may issue and sell our Ordinary Shares pursuant to certain employee share option plans, share ownership plans or dividend reinvestment plans described in this document and in effect on the date of the Underwriting Agreement, or upon the conversion of securities or the exercise of warrants outstanding at the date of the Underwriting Agreement and as described in this document; and including, in the case of the Directors and the Selling Shareholders, transfers for *bona fide* purposes to certain connected persons (including spouses, parents, children and trusts) or affiliates respectively, acceptances of a general offer for Ordinary Shares in accordance with the City Code and certain other sales or transfers described more fully later in this document.

Approximately ●% of the Ordinary Shares in issue after the Institutional Offer (assuming subscription in full under the Employee Offer) will be subject to lock-up arrangements.

Further details of the lock-up arrangements are set out in paragraph 14.1 of Part VII "Additional Information" of this document.

PART IV

FINANCIAL INFORMATION

Section A

Selected Financial Information

The following table presents selected financial information that has been derived from our audited financial statements as at and for the years ended 31 December 2000, 2001 and 2002 and our audited financial statements as at and for the six-month periods ended 30 June 2002 and 2003, in each case prepared in accordance with UK GAAP and included in Part V "Accountants' Report on the Group". The selected financial data should be read in conjunction with Section B of Part IV "Financial Information" set out on pages 32 to 41 of this document. This information has been extracted without material adjustment from Part V "Accountants' Report on the Group". Potential investors should read this document as a whole and not rely solely on this selected or any summarised information.

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars, except per share amounts)			(in thousands of US dollars, except per share amounts)	
Consolidated Profit and Loss Information:					
Turnover	$13,120	$ 16,178	$ 33,681	$13,099	$ 29,253
Cost of sales	(9,563)	(10,143)	(17,871)	(7,005)	(15,684)
Gross profit	3,557	6,035	15,810	6,094	13,569
Operating expenses	(5,779)	(7,204)	(12,524)	(4,792)	(9,578)
Other operating income	117	125	276	136	184
Operating (loss)/profit	(2,105)	(1,044)	3,562	1,438	4,175
Net interest (expense)/ income	(38)	(67)	66	61	(18)
Taxation on (loss)/profit on ordinary activities	—	3,830	(1,216)	(489)	(1,352)
Dividends paid and proposed on equity and non-equity shares	—	—	(885)	(191)	(213)
Retained (loss)/profit for the year for equity shareholders	$ (2,143)	$ 2,667	$ 1,527	$ 819	$ 2,592
(Loss)/profit on ordinary activities before taxation	$ (2,143)	$ (1,111)	$ 3,628	$ 1,499	$ 4,157
Basic (loss)/earnings per share	(3.61)	3.82	3.45	1.45	3.99
Diluted (loss)/earnings per share	N/A	3.52	2.57	1.08	2.98
Cash Flow Information:					
Net cash (outflow)/inflow from operating activities	$ (2,214)	$ (2,892)	$ 3,465	$ 1,145	$ 678
Net cash inflow/(outflow) from financing activities	4,561	6,781	1,494	(8)	1,107
Other Financial Information:					
Depreciation	$ 282	$ 531	$ 1,333	$ 530	$ 1,013
Capital expenditure	338	899	3,517	1,040	1,708
Cash	773	3,657	6,282	4,341	6,500

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of dollars)			(in thousands of dollars)	
Consolidated Balance Sheet Information:					
Tangible assets	$ 596	$ 952	$ 3,390	$ 1,532	$ 4,147
Current assets	4,453	13,938	20,760	15,666	25,957
Total assets	5,049	14,890	24,150	17,198	30,104
Creditors: amounts falling due within one year	(1,847)	(2,531)	(8,180)	(3,619)	(11,017)
Net current assets	2,606	11,407	12,580	12,047	14,940
Total assets less current liabilities	3,202	12,359	15,970	13,579	19,087
Creditors: amounts falling due after more than one year	—	—	(1,197)	(72)	(1,616)
Deferred income	(1,355)	(950)	(468)	(739)	(152)
Shareholders' funds	$ 1,847	$ 11,409	$ 14,305	$12,768	$ 17,319

Section B

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Part V of this document "Accountants' Report on the Group", from which the summarised information has been extracted, and with "Our Business" in Part I of this document. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements. Potential investors should read the whole document and not just rely on the summarised information set out below.

Overview

We design, develop, manufacture and sell a range of proprietary high performance integrated circuits combining analogue and digital technology, known as mixed-signal ICs. These analogue-intensive mixed-signal ICs provide the essential user interface to digital circuitry and their features and performance characteristics play a crucial part in determining the functionality and usability of digital electronic products.

We sell a range of over 50 products to over 150 customers worldwide. We have strategically targeted high-growth markets where we believe there is increasing demand for high volumes of mixed-signal ICs. Reflecting this strategy, our devices are found in a wide range of familiar items in the consumer and professional electronics markets, such as: digital audio products, digital imaging products and portable devices.

History

We founded our company in 1984 as a design house and by 1995 had designed over 100 ICs for specific customers. In 1995, we made the strategic decision to become a supplier of our own proprietary products, based on our accumulated design, product definition and product development expertise.

Our first standard products for digital image scanners were released during 1997. We continued to release new products to meet the various needs of the scanner and related imaging markets and in 1998 launched our first products targeted at the emerging multimedia consumer and digital audio markets. We released our first products for portable devices in 2001.

Factors Affecting Results of Operations

Impact of fabless business model

We use independent suppliers to manufacture substantially all of our products. As a result, we rely on these suppliers to allocate adequate capacity to produce the required quantities of our products on a timely basis. These arrangements allow us to avoid using our own capital resources to build manufacturing facilities and to focus those resources on the design, development and marketing of our products.

Impact of consumer electronics markets

The growth of our business will depend to a great extent upon growth in the consumer electronics markets. The increase in the CD and DVD markets over the last few years, as well as the introduction of new portable devices with increasing functionality, has contributed to our growth. See "Risk Factors—Our revenues are highly dependent on the growth of the consumer electronics market, including growth in digital audio, digital imaging, portable devices and other potential markets".

Product life cycle

The average selling price of an IC will generally fall over the product's life cycle. Our ability to increase sales, therefore, relies on our ability both to increase volume sales of existing products and to introduce new innovative products that are adopted by customers.

Sales and customers

We sell our products primarily to OEM and ODM customers, who incorporate the products in consumer products, and to distributors and agents who sell onto end customers. Our largest customer in the first six months

of 2003 was Hewlett-Packard, with sales amounting to 15.9% of turnover. Our largest product customer in both 2001 and 2002 was Microsoft, with sales amounting to 12.3% and 14.5% of our total turnover, respectively. In both 2001 and 2002, no other end product customer accounted for more than 10% of turnover. In 2001, however, approximately 11% of our total sales were attributable to Texas Instruments. These sales arose not from our product business but from our development of a range of products for Texas Instruments' catalogue range and was distinct from the product business. This development programme was intended to be a one-off and has not been repeated since. In 2000, our largest customer was Thomson, with sales amounting to 15.2% of our total turnover. In 2000, no other end customer accounted for more than 10% of turnover.

Until 2000, we relied mainly on distributors and agents as our primary sales channels. Since 2000, we have set up direct sales offices in Taiwan, Japan and the United States, with field application engineers assisting the sales effort in each office. We anticipate that direct sales will increase as a percentage of total sales going forward, but that we will continue to utilise our existing network of distributors as part of our sales strategy, to provide supply logistics and to support smaller customers.

We book revenue from a product in the region to which it is shipped. We believe that sales in the Asia Pacific region will increase as a percentage of total sales, due to the fact that OEMs are moving their manufacturing operations to that region. Turnover in Europe and the rest of the world is principally made up of products developed for our custom design business and is likely to remain small. We do not promote our custom business, although we expect this business to continue to generate some revenue. The gross margin on our legacy business has decreased over time due to product mix, which negatively affects our overall gross margin.

Seasonality

We believe that our turnover is seasonal, with turnover in the first half of each year generally being lower than in the second half. The reason for this is the build-up of consumer products manufactured by OEMs for the Christmas period in the second half of the year followed by a downturn in the period immediately following Christmas and the Chinese New Year. In the last few years we have grown rapidly masking the effect of any seasonality on our turnover.

Cyclicality

Our industry is cyclical. The semiconductor industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterised by production overcapacity, high inventory levels and accelerated erosion of average selling prices. The semiconductor industry also has experienced periods of increased demand and production capacity constraints. To date, we have not been able to assess fully the cyclical factors that we expect could affect our business.

Profit and Loss Accounts

The following describes certain line items in our profit and loss accounts:

Turnover: turnover is generated primarily from the sale of ICs, although we continue to receive some income from royalties and design services. We refer to turnover from our royalties and design services as our legacy business, and to the rest of our turnover as our product business. Revenue on the sale of ICs is recognised when products are shipped to customers, including distributors. We have no obligation to take back the products once they have been sold to the end customer or distributor and therefore the associated economic benefits pass to us and the amount of revenue can be measured reliably. Our products generally carry a one-year warranty. To date, product returns and warranty costs have been immaterial.

Royalty sales are recognised when product sales are notified to us by the relevant manufacturer. Design services income is recognised having regard to the nature and complexity of the project, the costs incurred to date and costs to complete, and the percentage of completion. Design services contracts have stage payment schedules which usually have an initial payment at the project commencement, intermediate stage payments and a final payment on completion. The time period between stage payments may be over six months in some contracts. Revenue taken on such contracts is calculated by taking into account projected costs to completion which is compiled based on projected man hours and having regard to the product complexity and costs incurred to date. In the later phases of the contract, costs to completion are the main factor considered in assessing what may reasonably be taken as revenue.

Cost of sales: cost of sales consists primarily of the cost of components comprising manufactured wafers, assembly and test charges and yield variances. Recently introduced products tend to have a higher per-unit cost of sales than more mature products. This is due primarily to the initial low volumes required by customers and higher costs associated with new processes and packaging. Generally, as production volumes increase, unit production costs decrease as the foundries and assemblers achieve greater economies of scale.

Distribution and selling costs: distribution and selling costs include personnel costs related to our operational, sales and support staff, marketing and promotion costs, overseas office costs, sales agents' commissions and freight charges.

Research and development expenses: research and development expenses consist primarily of engineering salaries, prototyping and production tooling costs, software licences and tools and depreciation specific to design and test equipment and IT systems hardware.

Administrative expenses: administrative expenses consist primarily of personnel costs related to the financial, accounting, human resources and administrative functions, together with associated overhead costs. In addition, administrative expenses include exchange rate translations, professional fees, insurance costs, facilities costs, depreciation and contract debt and bad debt provisions. To date, we have not experienced a significant amount of specific bad debt write-offs.

Other operating income: other operating income represents government grants received to assist us with costs in respect of development work, marketing and training.

Net interest income/(expense): interest income consists of interest received on bank deposits. Interest payable consists of interest paid on our bank overdraft and term loan facilities and finance charges payable in respect of finance leases.

Results of Operations

The table below sets out the summarised trading record of Wolfson as a percentage of turnover for the periods indicated.

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
Turnover	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	72.9	62.7	53.1	53.5	53.6
Gross profit	27.1	37.3	46.9	46.5	46.4(1)
Operating expenses:					
Distribution and selling costs	14.1	18.4	14.1	14.0	9.4
Research and development expenses	20.3	17.0	14.6	14.9	13.6
Administrative expenses	9.7	9.1	8.4	7.6	9.7
Total operating expenses	44.0	44.5	37.2	36.6	32.7
Other operating income	0.9	0.8	0.8	1.0	0.6
Operating (loss)/profit	—	—	10.6	11.0	14.3
Net interest (expense)/income	(0.3)	(0.4)	0.2	0.5	(0.1)
(Loss)/profit on ordinary activities before taxation	—	—	10.8	11.4	14.2
Taxation on (loss)/profit on ordinary activities	—	23.7	(3.6)	(3.7)	(4.6)
Retained (loss)/profit for the year for equity shareholders	—	16.5	4.5	6.3	8.9

(1) Gross profit as a percentage of turnover (or gross margin) comprises gross margin for products and for legacy business. The gross margin on our legacy business fell significantly in the first half of 2003 as compared to the same period in 2002, negatively affecting our overall gross margin. For further information please see "Results of Operation—Comparison of the Six Months Ended 30 June 2002 and the Six Months Ended 30 June 2003—Gross Profit."

Comparison of the Six Months Ended 30 June 2002 and the Six Months Ended 30 June 2003

Turnover. The table below sets out turnover for the six months ended 30 June 2002 and 30 June 2003, broken down by geographic area:

	Six Months Ended 30 June	
	2002	2003
	(in thousands of US dollars)	
Japan	$ 729	$ 1,769
Asia Pacific (other than Japan)	9,097	24,879
North and South America	1,927	815
Europe and the rest of the world	1,346	1,790
Turnover	$13,099	$29,253

In the first six months of 2003, our turnover increased by 123.3% to $29.3 million, from $13.1 million in the same period in 2002. This principally reflects increased sales of ICs for the imaging, consumer audio and portable markets. The increased consumer audio sales primarily reflected an increase in the number of our customers and our first substantial sales into Japan. The increase in imaging sales has principally been in ICs for multi-function peripherals, mainly to Hewlett-Packard. The increase in sales of ICs for the portable market has been primarily to manufacturers of PDAs and sales of ICs used in digital still cameras. The decrease in our sales to North and South America primarily reflected the trend that production of end products is being moved to Asia.

Gross Profit. In the first six months of 2003, our gross profits increased by 122.7% to $13.6 million, from $6.1 million in the same period in 2002. This was principally due to the increase in volume of sales and, to a lesser extent, due to increased product margins.

In the first six months of 2003 our gross margin was 46.4% compared to 46.5% in the same period in 2002. This decrease was principally due to the reduction in gross margin in our legacy business due to lower volumes of business and wafer sales which were sold at cost. Excluding our legacy business, gross margin on products in the first six months of 2003 was 49.2% compared to 45.6% in the same period in 2002. The increase in gross margin on products was mainly due to the introduction of more highly differentiated products in the second six months of 2002.

Distribution and Selling Costs. In the first six months of 2003, distribution and selling costs increased by 50.3% to $2.8 million, from $1.8 million in the same period in 2002. As a percentage of turnover, distribution and selling costs decreased to 9.4% in the first six months of 2003, from 14.1% in the same period in 2002. This was principally due to the increase in volume of sales in 2003 that exceeded the increase of distribution and selling costs, principally as we did not increase our sales staff in Japan and Taiwan in the first six months of 2003 as much as we had anticipated because of the outbreak of SARS in the region.

Research and Development Expenses. In the first six months of 2003, research and development expenses increased by 104.0% to $4.0 million, from $2.0 million in the same period in 2002. This was mainly due to increases in the number of engineering staff and increased expenses related to prototyping and production tooling costs. Reflecting an increase in turnover, the increased expenditure in research and development represented a decrease as a percentage of turnover, from 14.9% in the first six months of 2002 to 13.6% in the same period in 2003, which was in line with our planned level.

Administrative Expenses. In the first six months of 2003, our administrative expenses increased by 182.6% to $2.8 million, from $1.0 million in the same period in 2002. This was principally due to increases in consultancy fees in connection with the introduction of an improved manufacturing information system, insurance costs, exchange retranslation of monetary assets and liabilities as required by UK GAAP and increases in general provisions such as bad debt provisions and an accrued amount for bonus and profit sharing provisions. As a percentage of turnover, administration expenses increased to 9.7% in the first six months of 2003 from 7.6% in the same period in 2002.

Operating Profit. Reflecting the above factors, in the first six months of 2003 operating profits increased by 190.3% to $4.2 million from $1.4 million in the same period in 2002.

Taxation on Profit on Ordinary Activities. Our tax on profit on ordinary activities was a $0.5 million charge in the first six months of 2002 and a $1.4 million charge in the first six months of 2003, resulting in an effective tax rate of 33.0%. No tax is payable in respect of profits due to availability of tax losses. The effective tax rate at 30 June 2003 is higher than the enacted tax rates as there is some level of disallowable expenditure. We expect to reduce our effective tax rate in future periods through research and development tax credits subject to agreement with the relevant tax authorities.

Comparison of 2000, 2001 and 2002

The table below sets out turnover for each of the three years in the three-year period ended 31 December 2002, broken down by geographic area:

	Year ended 31 December		
	2000	2001	2002
	(in thousands of US dollars)		
Japan	$ —	$ 664	$ 1,789
Asia Pacific (excluding Japan)	9,893	10,112	25,496
North and South America	1,721	2,672	4,148
Europe and the rest of the world	1,506	2,730	2,248
Turnover	$13,120	$16,178	$33,681

Our turnover increased by 23.3% from $13.1 million in 2000 to $16.2 million in 2001 and by 108.2% to $33.7 million in 2002.

The increase in 2001 primarily reflected increased sales of consumer audio ICs, including initial sales to Microsoft for use in the X-box games console and an increase in sales of ICs for use in set-top boxes. In 2002, a number of factors led to the increase in turnover, including: a significant increase in digital imaging sales (including the first ICs for multi-function peripherals to Hewlett-Packard); a significant increase in the volume of consumer sales; and a substantial increase in sales of portable devices, which we first introduced in 2001. In addition, we had greater customer numbers in 2002 than 2001. We believe that these increases were to a large extent achieved through the efforts of our sales teams in our overseas offices in 2001 and 2002, and in particular an increased sales effort in Taiwan and the United States.

In 2002, turnover in Japan and Asia Pacific represented 81.0% of our turnover, up from 66.6% in 2001. A significant part of the increase in sales in the Japan and Asia Pacific region reflects the efforts of our sales force in our offices in Taiwan and Japan (which we opened in 2000 and 2001, respectively).

In 2001, turnover in Japan and Asia Pacific represented 66.6% of our turnover, down from 75.4% in 2000. The decrease in percentage terms of turnover in Asia Pacific region was due to the more rapid increase in sales to the North and South America region than in Japan and Asia Pacific: whilst sales in the Asia Pacific region more than doubled in 2002 over 2001 (mainly attributable to sales in China and South Korea), they more than trebled in North and South America. Turnover in the North and South America region has increased from representing 13.1% of our turnover in 2000 to 16.5% in 2001 but has fallen to 12.3% in 2002. This reflects initial sales of new generation consumer products, such as the Microsoft X-box games console, which are subsequently being produced in Asia Pacific. We believe that, over time, sales to Japan and Asia Pacific will account for a higher proportion of sales as more manufacturers shift production of end products to the region.

Gross Profit. Our gross profit rose by 69.7% from $3.6 million in 2000 to $6.0 million in 2001 and by 162.0% to $15.8 million in 2002. Cost of sales increased by 6.1% from $9.6 million in 2000 to $10.1 million in 2001 and by 76.2% to $17.9 million in 2002.

Gross margin increased from 27.1% in 2000, to 37.3% in 2001 and 46.9% in 2003. Excluding our legacy business, gross margin on products increased from 25.6% in 2000, to 36.7% in 2001 and 46.6% in 2002. The increase in gross margin in 2001 primarily reflects a reduction in cost of manufacturing through use of smaller geometry semiconductor processes and a reduction in our production costs, principally from efficiency improvements, derived from improved engineering for test and packaging solutions. In 2002, we introduced more highly differentiated products and achieved further cost reductions, principally through redesigning existing products. The improvement in gross margins also reflects higher turnover, resulting in lower unit manufacturing costs. Higher unit volumes also enabled us to secure more advantageous purchasing arrangements with suppliers.

Distribution and Selling Costs. Our distribution and selling costs increased by 61.3% from $1.8 million in 2000 to $3.0 million in 2001 and by 60.1% to $4.8 million in 2002. As a percentage of turnover, distribution and selling costs increased from 14.1% in 2000 to 18.4% in 2001 and decreased to 14.1% in 2002.

In 2001, the increase in distribution and selling costs was mainly due to an increase in sales and marketing staff and increases in expenditure on marketing communications as well as costs relating to the newly opened Taiwan sales office. In 2002, the increase was mainly due to the expansion of our sales offices in Taiwan and the

US, together with opening a new sales office in Japan. In addition, significantly increased volumes of sales resulted in a corresponding increase in freight costs and agents' commissions, as well as higher staff bonuses. Increased turnover in 2002 led to a decrease in distribution as a percentage of turnover in 2002 compared to 2001.

Research and Development Expenses. Our research and development expenditure increased by 3.5% from $2.7 million in 2000 to $2.8 million in 2001 and by 79.1% to $4.9 million in 2002.

The modest increase in research and development costs in 2001 over 2000 was partially off-set by a reduction in the average number of engineering staff in 2001. In 2002, there was a 23.7% increase in the number of research and development staff over 2001, which was reflected in the increased total research and development costs.

As a percentage of turnover, research and development expenses have decreased from 20.3% in 2000, to 17.0% in 2001 and 14.6% in 2002. The decrease in research and development expenses as a percentage of turnover reflects the substantial sales growth over the three-year period.

Administrative Expenses. Our administrative expenses increased by 15.9% from $1.3 million in 2000 to $1.5 million in 2001 and by 91.9% to $2.8 million in 2002. In 2002, a charge of approximately $0.5 million arose from the retranslation of monetary assets and liabilities from US dollars to pounds sterling. In 2002, we also incurred significant consultancy costs, fees for a postponed public offering and increased insurance premiums.

Other Operating Income. Our other operating income increased by 6.8% from $117,000 in 2000 to $125,000 in 2001 and by 120.8% to $276,000 in 2002. In 2000 and 2001, we received grants to cover a portion of our marketing and training costs. In 2002, we received a Strategic Projects Under Research ("SPUR") grant to assist with development of Class D audio products. We do not expect to receive any further training and marketing grants nor to receive any further income under the SPUR grant after 2003.

Operating (Loss)/Profit. Reflecting the above factors, our operating loss decreased by 50.4% from an operating loss of $2.1 million in 2000 to an operating loss of $1.0 million in 2001 and we made an operating profit of $3.6 million in 2002.

Net Interest (Expense)/Income. Net interest expense in 2001 increased by 76.3% to $67,000 from $38,000 in 2000. We had net interest income of $66,000 in 2002. Up until the final quarter of 2001, we made extensive use of our overdraft facility. We moved into a net interest income position in 2002, reflecting our issue of approximately $7.7 million of Preference Shares in late 2001 as well as having profitable operating activities in 2002.

Taxation on (Loss)/Profit on Ordinary Activities. Our tax on profit on ordinary activities was a $3.8 million tax credit in 2001 and a $1.2 million tax charge in 2002. In 2001 we reduced our net operating losses by $3.8 million when we recognised previously unrecognised deferred tax assets, which we would realise in the near future, and when we received a research and development tax credit. The benefits available in respect of tax losses were recognised because it was considered more likely than not that we would become profitable in the near future. While we provided for a tax charge in 2002, no tax is payable due to the availability of tax losses (reflecting a reversal of the deferred tax asset due to the utilisation of tax losses against trading profits made in the year).

Liquidity and Capital Resources

Liquidity

The table below sets forth the principal components of our cash flows for the periods indicated.

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Net cash (outflow)/inflow from operating activities	$(2,214)	$(2,892)	$3,465	$1,145	$ 678
Net cash inflow/(outflow) from financing activities	4,561	6,781	1,494	(8)	1,107

We have funded our operations to date with sales of securities, resulting in gross proceeds to us of approximately £15.0 million ($25.0 million), debt financing under the facilities described herein and financing under hire purchase, lease finance and operating leases. During 2002, cash generated from operating activities was $3.5 million, reflecting our increase in profitability. This compares to cash outflows from operations of

$2.2 million and $2.9 million in 2000 and 2001, respectively, as we incurred losses as described above. Our net cash inflow for the six months ended 30 June 2003 was significantly less than for the same period in 2002 due primarily to a higher volume of trade debtors at that time (though not reflecting an increase in our debtors days position).

Capital Resources

As of 30 June 2003, we had approximately $6.5 million of cash held, $2.8 million in term loans from Bank of Scotland and $0.2 million in finance leases. Cash inflow from operating activities in the six-month period ended 30 June 2003 was $0.7 million.

We have a term loan facility with Bank of Scotland for a total of £3.5 million (approximately $5.8 million). As at 30 June 2003, approximately $2.8 million was drawn down under this loan. The loan is repayable in August 2006 and bears interest at 1.5% per annum over LIBOR (currently 3.5%). We also have an overdraft facility up to a maximum of £1 million (approximately $1.6 million) with Bank of Scotland. Under the overdraft facility, Bank of Scotland has been granted a bond and floating charge (essentially, a floating charge with a repayment obligation attached) against our assets. This facility bears interest at the rate of 1.5% per annum over base rate. As of 30 June 2003, we had no borrowings under the overdraft facility.

In addition, in September 2003, we entered into a £9.0 million (approximately $14.9 million) loan agreement with Bank of Scotland to finance the acquisition of a building to provide an additional 48,000 square feet of accommodation in Edinburgh. The loan bears interest at the rate of 1.5% per annum over base rate. This loan is repayable quarterly over 20 years, with a two-year holiday on repayments. The loan is secured by a floating charge and a standard security over the property.

Contractual Commitments

The following table sets forth the Company's contractual obligations and their maturity dates as at 30 June 2003:

	Within 1 Year	Two to Five Years	Total
	(in thousands of US dollars)		
Bank loans	$1,294	$1,500	$2,794
Finance and hire purchase	122	116	238
Under operating leases	28	233	261

This table does not include the property loan noted above as this was not a contracted commitment at 30 June 2003.

Capital Expenditures

Total capital expenditure for the year ended 31 December 2000 was $0.3 million, rising to $0.9 million for the year ended 31 December 2001 and $3.5 million for the year ended 31 December 2002. For the six months ended 30 June 2003, total capital expenditure was $1.7 million, compared to $1.0 million for the same period in 2002. Capital expenditures in all three years were incurred to purchase computer equipment, plant and machinery and tooling. In 2002, we acquired two Teradyne Catalyst test units and in August 2003 we acquired a further test unit, at a total aggregate cost of approximately £2.25 million (approximately $3.73 million). We intend to continue to invest in design tools, test equipment and computing equipment and anticipate that this investment will increase in absolute dollar terms over time. We have also recently acquired an additional building in Edinburgh. Other than the fit-out of our new building and the investment in test equipment mentioned above, we currently have no anticipated material capital expenditure.

Disclosure of Market Risks

Substantially all our sales and variable costs are denominated in US dollars, while our overheads and other fixed costs are denominated primarily in pounds sterling. This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material. Although we do not currently do so, we may enter into currency hedging transactions to hedge a portion of these exposures. However, as our pounds sterling denominated transactions are significantly less than our US dollar denominated transactions, we have not to date considered it necessary to do so. See "Risk Factors—Our sales are denominated in US dollars, whilst our fixed costs are denominated primarily in pounds sterling, so exchange rate fluctuations may have an adverse effect on our business".

Interest is paid on the term loans and the overdraft at variable rates. We could, therefore, be affected adversely if interest rates were to rise significantly. We do not cap interest rates. We do not believe that there is a material market risk exposure to interest rate increases.

We deal with customers in many countries around the world. Consequently, there is a risk that a counterparty to a contract with us could default, leaving us with a credit exposure. We manage this risk by selling to a diverse group of customers to ensure that our exposure to no one client is too great and in certain cases obtain either letters of credit or advance payments. In addition, in other instances we take out credit insurance against the risk of default in payment.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements.

Current Trading and Prospects

We have recently experienced significant growth in our revenues, recording revenues of $33.7 million in 2002. This represents an increase of 108.2% over the previous financial year. In addition we have recorded revenues of $29.3 million in the first half of 2003, an increase of some $16.2 million or 123.3% over the same period in 2002. The net profit before tax in the first half of 2003 was $4.2 million, representing an increase of 177.3% over the comparable period in 2002.

We are experiencing encouraging market conditions and, based on the order book for the current financial year, we view the second half of the year with confidence.

Presentation of Financial Information

We prepare our financial statements in accordance with UK GAAP, which differs in certain significant respects from US GAAP. See paragraph 17 in Part VII "Additional Information" for a summary of certain of these differences.

Recent and Pending Financial Reporting Developments

New UK Accounting Standards

In November 2000, the Accounting Standards Board ("ASB") issued Financial Reporting Standard 17 "Retirement Benefits" ("FRS 17"). In November 2000, the ASB announced an extended transitional regime for FRS 17. This has the effect of extending the transitional disclosure period and deferring the mandatory requirement for full adoption until periods beginning on or after 1 January 2005. We are required to phase in the adoption of the disclosure requirements over the two financial years ended 31 December 2002 and 2003. We have continued to account for pensions under SSAP 24, whilst presenting the required disclosure under the transition rules of FRS 17: this is found in note 5.22 of the notes to the financial information in Part V "Accountants' Report on the Group". FRS 17 requires changes in the actuarial methods and assumptions and the method of accounting for scheme surpluses or deficits. Upon full adoption of FRS 17, the results of prior periods will also be restated to reflect its requirements. Adoption of the standard could result in more volatile pension charges from period to period if market valuations fluctuate materially.

FREDs

The ASB is adopting a phased transition to the conversion of existing UK GAAP to International Accounting Standards ("IAS") and plans to issue around 40 new standards or revisions to existing standards over the next two years, some of which have already been issued in the form of Financial Reporting Exposure Drafts ("FREDs"). It is also possible that by the implementation date set by the European Union, UK GAAP will not be fully aligned with International Financial Reporting Standards ("IFRS").

We will adopt any FREDs when they become effective as standards and part of UK GAAP. The transition of UK GAAP to IAS and/or the adoption of IFRS could possibly have a material impact on our financial position and reported results, although it is not possible for the Directors to quantify the impact at this time.

FRED 31, which was issued in November 2002, proposes that transactions involving the purchase of goods and services with payment made in shares or options should be measured at the fair value of the shares or

options. It will apply to all employee share and share option schemes, and cash incentive schemes where the amount of the cash payment is based on the share price, as well as all other share-based payment transactions involving goods and non-employee services. The period for comment expired on 7 March 2003, although the FRED is still subject to debate and potential revision. The current timetable proposed is for the ASB to issue a Financial Reporting Standard on 1 January 2004. If adopted in current form, this will have an impact on us when it becomes a standard with respect to options issued after 7 November 2002 which have not yet vested on the date on which the standard becomes effective.

International Financial Reporting Standards

In June 2002, the Council of Ministers of the European Union approved a regulation (the "EU Regulation") requiring all companies that are governed by the laws of a member state of the European Union and whose securities are admitted to trading on a regulated market of any member state to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The EU Regulation is to be effective for each financial year starting on or after 1 January 2005.

The International Accounting Standards Board ("IASB") issued IFRS 1 on the first time adoption of IAS on 19 June 2003. It is expected that there will be significant continuing developments in IFRS between now and 2005 and consequently there is uncertainty about exactly what IFRS will require in 2005. This uncertainty will be reduced as the IASB finalises and publishes its standards on other specific areas such as share based payments, business combinations, disposals of non-current assets and presentation of discontinued activities, and insurance contracts, and other proposed areas currently in contemplation by IASB.

Critical Accounting Estimates

The consolidated financial information includes accounts of the Company and its subsidiaries. Our accounting policies are summarised in note 5.1 of the notes to the financial information contained in Part V "Accountants' Report on the Group".

In preparing the consolidated financial information, the Directors have made their best estimates of and judgements as to certain amounts included in the financial information, giving due consideration to materiality. We regularly review and update these estimates when required. These estimates are based on historical experience and various other assumptions that the Directors believe are reasonable under the circumstances, the results of which form the basis for making the judgements about our values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions and conditions. Unless otherwise indicated, the Board does not believe there is a great likelihood that materially different amounts would be reported related to the accounting estimates and judgements described below. We consider the following estimates and judgements to be a list of the most significant that require management to make subjective and complex judgements or to consider matters that are inherently uncertain.

Allowance for Doubtful Debts

We continuously monitor collections and payments from customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. Such bad debts have historically been within our expectations and the provisions established. We cannot, however, guarantee that we will continue to experience the same credit loss rates that we have in the past.

Stock

Stock is valued at the lower of the actual costs of stock or its current estimated market value which is based on invoice price less a standard charge for packing and distribution. We record provisions for estimated obsolescence or unmarketable stock based upon assumptions about future demand and market conditions. If actual market conditions are less favourable than those projected by management, additional inventory provisions may be required.

Design Income

We recognise design income on contracts by taking into account the projected costs to completion, which is compiled based on projected man hours and having regard to the product complexity, and costs incurred to date. As noted already, in the later phases of the contract, our projected cost to completion is the main factor considered in assessing what may reasonably be taken as revenue. Associated costs are written off as incurred.

Where turnover on the contract exceeds payments on account an amount recoverable under contracts is established within current assets. Where payments on account exceed turnover a payment on account creditor is established within current liabilities. The level of income recognised is essentially a management decision having regard to the expected costs to complete and the complexity of the project.

Taxes

The determination of our obligation and expense for taxes requires an interpretation of tax law. We seek appropriate competent and professional tax advice before making any judgement on tax matters. Whilst we may believe that our judgements are prudent and appropriate, significant differences in our actual experience may materially affect our future tax charges. We recognise deferred tax assets and liabilities arising from timing differences where we have a taxable benefit or obligation in the future as a result of past events. We record deferred tax assets to the extent that we believe they are more likely than not to be realised. Should we determine that we would be able to realise our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income in the period that such determination was made. In 2001 we reduced our net loss for the year by $3.6 million when we recognised previously unrecognised deferred tax assets that we believed we would realise in the near future. At 30 June 2003, we have recognised potential deferred tax assets totalling $1.5 million, having realised approximately $2.1 million of the benefit recorded in 2001.

Pensions

The determination of our obligations and expense for pensions is dependent on our selection of certain assumptions used by actuaries in calculating amounts. Those assumptions are described in note 5.22 of the notes to the financial information contained in Part V "Accountants' Report on the Group" and include, amongst others, the discount rate, the expected long-term rate of return on plan assets and rates of increase in compensation. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in assumptions may materially affect the amount of our future pension obligations, future valuation adjustments in the statement of total recognised gains and our future employee expenses.

PART V

ACCOUNTANTS' REPORT ON THE GROUP

KPMG Audit Plc

Saltire Court
20 Castle Terrace
Edinburgh
EH1 2EG
United Kingdom

The Directors
Wolfson Microelectronics plc
Lutton Court
20 Bernard Terrace
Edinburgh
EH8 9NX

The Directors
Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London
E14 5LF

• 2003

Dear Sirs

Wolfson Microelectronics plc

We report on the financial information set out below. This financial information has been prepared for inclusion in the Listing Particulars dated • 2003 (the "Listing Particulars") of Wolfson Microelectronics plc (the "Company").

Basis of preparation

Wolfson Microelectronics Limited was incorporated as a private company on 26 September 1984 and on 28 October 2002 re-registered as a public limited company. The financial information set out in paragraphs 1 to 5.26 is based on the audited financial statements of Wolfson Microelectronics Limited for the two years ended 31 December 2001 and six months ended 30 June 2002, and the audited financial statements of Wolfson Microelectronics plc for the year ended 31 December 2002 and for the six months ended 30 June 2003, after making such adjustments as we considered necessary. All figures are reported in US dollars.

Responsibility

Such financial statements are the responsibility of the directors of the Company who approved their issue.

The Directors of the Company are responsible for the contents of the Listing Particulars dated • 2003 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements

underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Company as at the dates stated and of its results, cash flows and recognised gains and losses for the periods then ended.

The above opinion is provided solely on the basis of and in accordance with standards and practice established in the United Kingdom. In the United States, reporting standards and practice are different and the role of the reporting accountant does not provide for the expression of an opinion in the manner referred to above. Accordingly, this opinion should not be relied upon as if it had been provided in accordance with United States reporting standards.

1. Profit and loss accounts

		Year Ended 31 December			Six Months Ended 30 June	
	Notes	2000	2001	2002	2002	2003
		(in thousands of US dollars)				
Turnover	5.2	$13,120	$ 16,178	$ 33,681	$13,099	$ 29,253
Cost of sales		(9,563)	(10,143)	(17,871)	(7,005)	(15,684)
Gross profit		3,557	6,035	15,810	6,094	13,569
Operating Expenses:						
Distribution and selling costs		(1,844)	(2,974)	(4,760)	(1,834)	(2,757)
Research and development expenses		(2,658)	(2,750)	(4,924)	(1,957)	(3,992)
Administrative expenses		(1,277)	(1,480)	(2,840)	(1,001)	(2,829)
		(5,779)	(7,204)	(12,524)	(4,792)	(9,578)
Other operating income	5.3	117	125	276	136	184
Operating (loss)/profit	5.3	(2,105)	(1,044)	3,562	1,438	4,175
Interest receivable and similar income	5.6	64	55	96	64	45
Interest payable and similar charges	5.7	(102)	(122)	(30)	(3)	(63)
(Loss)/profit on ordinary activities before taxation		(2,143)	(1,111)	3,628	1,499	4,157
Taxation on (loss)/profit on ordinary activities	5.8	—	3,830	(1,216)	(489)	(1,352)
(Loss)/profit on ordinary activities after taxation		(2,143)	2,719	2,412	1,010	2,805
Additional finance costs on non-equity shares	5.9	—	(52)	—	—	—
Dividends paid and proposed on equity and non equity shares	5.9	—	—	(885)	(191)	(213)
Retained (loss)/profit for the period attributable to equity shareholders		$ (2,143)	$ 2,667	$ 1,527	$ 819	$ 2,592
Basic (loss)/earnings per share	5.10	(3.61)	3.82	3.45	1.45	3.99
Diluted (loss)/ earnings per share	5.10	N/A	3.52	2.57	1.08	2.98

The above results relate wholly to continuing activities.

2. Balance sheets

	Notes	As at 31 December 2000	2001	2002	As at 30 June 2002	2003
		(in thousands of US dollars)				
Fixed Assets:						
Tangible assets	5.11	$ 596	$ 952	$ 3,390	$ 1,532	$ 4,147
Current Assets:						
Stocks	5.12	1,861	1,966	5,432	2,533	6,441
Debtors	5.13	1,819	8,315	9,046	8,792	13,016
Cash at bank and in hand		773	3,657	6,282	4,341	6,500
		4,453	13,938	20,760	15,666	25,957
Creditors: amounts falling due within one year	5.14	(1,847)	(2,531)	(8,180)	(3,619)	(11,017)
Net current assets		2,606	11,407	12,580	12,047	14,940
Total assets less current liabilities		3,202	12,359	15,970	13,579	19,087
Creditors: amounts falling due after more than one year	5.15	—	—	(1,197)	(72)	(1,616)
Deferred income	5.17	(1,355)	(950)	(468)	(739)	(152)
Net assets		$ 1,847	$11,409	$14,305	$12,768	$ 17,319
Capital and Reserves:						
Called up share capital	5.18	$ 547	$ 8,272	$ 9,152	$ 8,664	$ 9,381
Share premium account	5.19	13,579	12,353	95	—	98
Profit and loss account	5.20	(12,279)	(9,216)	5,058	4,104	7,840
		$ 1,847	$11,409	$14,305	$12,768	$ 17,319
Shareholders' Funds:						
Equity	5.21	$ 1,405	$ 4,071	$ 6,246	$ 5,137	$ 9,057
Non equity	5.21	442	7,338	8,059	7,631	8,262
		$ 1,847	$11,409	$14,305	$12,768	$ 17,319

3. Cash flow statements

	Notes	Year Ended 31 December 2000	2001	2002	Six Months Ended 30 June 2002	2003
		(in thousands of US dollars)				
Reconciliation of Operating (Loss)/ Profit to Net Cash Flow From Operating Activities:						
Operating (loss)/profit		$(2,105)	$(1,044)	$ 3,562	$1,438	$ 4,175
Depreciation charges		282	531	1,333	530	1,013
Loss on disposal of fixed assets		—	—	3	3	39
(Increase) in stocks		(512)	(153)	(3,257)	(474)	(873)
Decrease/(increase) in debtors		1,642	(2,621)	(1,396)	(849)	(5,121)
(Decrease)/increase in creditors		(1,515)	370	3,117	451	1,335
Exchange adjustments		(6)	25	103	46	110
Net cash (outflow)/inflow from operating activities		$(2,214)	$(2,892)	$ 3,465	$1,145	$ 678
Cash Flow Statement:						
Net cash (outflow)/inflow from operating activities		$(2,214)	$(2,892)	$ 3,465	$1,145	$ 678
Returns on investment and servicing of finance	5.23	(38)	(67)	65	61	(18)
Taxation (paid)/recovered		—	(49)	246	237	—
Fixed asset additions		(338)	(899)	(3,184)	(950)	(1,708)
Cash (outflow)/inflow before financing		(2,590)	(3,907)	593	493	(1,048)
Financing	5.23	4,561	6,781	1,494	(8)	1,107
Exchange adjustments		64	10	538	199	159
Increase in cash in the period		$ 2,035	$ 2,884	$ 2,625	$ 684	$ 218

	Notes	Year Ended 31 December 2000	2001	2002	Six Months Ended 30 June 2002	2003
		(in thousands of US dollars)				
Reconciliation of Net Cash Flow to Movement in Net Debt/Funds:						
Increase in cash in the period		$ 2,035	$2,884	$ 2,625	$ 684	$ 218
Capital element of finance leases	5.23	38	10	66	17	55
New bank loans (net of repayments)	5.23	—	—	(1,461)	—	(1,162)
New finance lease and hire purchase contracts		—	—	(334)	(129)	—
Movement in net funds in the period		2,073	2,894	896	572	(889)
Net (debt)/funds at start of period		(1,312)	763	3,657	3,657	4,430
Exchange adjustments		2	—	(123)	(5)	(73)
Net funds at end of period	5.24	$ 763	$3,657	$ 4,430	$4,224	$ 3,468

4. Statement of total recognised gains and losses

	Year Ended 31 December 2000	2001	2002	Six Months Ended 30 June 2002	2003
	(in thousands of US dollars)				
(Loss)/profit for the financial period	$(2,143)	$2,719	$2,412	$1,010	$2,805
Exchange movement through reserves	835	344	533	287	190
Total recognised gains and (losses) relating to the financial period	$(1,308)	$3,063	$2,945	$1,297	$2,995

5. Notes to the financial information

5.1 Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial information.

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with UK applicable accounting standards, including the adoption of FRS 18 'Accounting Policies' and FRS 19 'Deferred Tax'. The financial information has been prepared on the basis of the transitional arrangements of FRS 17 'Retirement Benefits'.

Basis of consolidation

The financial information has been prepared on a consolidated basis to include the financial statements of the Company and its subsidiary undertakings. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Turnover

Turnover represents the amounts (excluding value added tax) derived from the provision of goods and services to customers.

Turnover from product sales is recognised in the profit and loss account upon sale to the end consumer or, where the Company sells to its distributors, on sale to the distributor where there are no further obligations on the Company, and when the associated economic benefits are due to the Company and the turnover can be measured reliably.

Design income on specific build contracts is recognised with respect to the stage of completion and the expected costs and time to complete. Turnover is recognised in a manner having regard to costs incurred to date, projected costs to complete and the stage of completion of the contract. Costs associated are written off to the profit and loss account as incurred. Where turnover exceeds payments on account, an amount recoverable under contracts is established and given within debtors.

Where payments on account exceed turnover, a payment received on account is established and given with creditors.

Royalty income represents revenue earned under joint product development agreements. Such revenue is earned and income is recognised when sales of the developed product to third parties for which royalty is due are confirmed to the Company.

Depreciation

Depreciation is provided on a straight line basis in order to write off the cost of tangible fixed assets to their estimated residual value over their estimated economic lives as follows:

Computer Hardware and Software	1-3 years
Plant and machinery	1-3 years
Motor Vehicles	4 years
Furniture and fittings	10 years

Leased assets

Tangible fixed assets which are acquired under finance leases and similar hire purchase contracts are capitalised at the market value of the assets at the start of the lease, and are depreciated over the shorter of their estimated economic lives or the term of the lease. Leasing payments are allocated between capital and interest. The interest element represents a constant proportion of the capital balance outstanding and is charged to the profit and loss account over the period of the lease. Outstanding obligations under the leases, net of finance charges, are included as liabilities.

Operating lease costs are charged to the profit and loss account as incurred.

Government grants

Government grants in respect of development work are recognised as income on a systematic basis to match them with the related costs that they are intended to compensate.

Stocks

Material stocks and work in progress are valued at the lower of cost (including attributable overheads as appropriate) and net realisable value.

Contract work in progress is stated at costs incurred, less those transferred to the profit and loss account, after deducting foreseeable losses and payments on account not matched with turnover.

Amounts recoverable under contracts are included in debtors and represent turnover recognised in excess of payments on account. Where payments on account exceed turnover, a payment received on account is established and given with creditors.

Research and development

Expenditure on research and development is charged to the profit and loss account in the year in which it is incurred.

Taxation

The charge for taxation is based on the results for the periods and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but are not reversed by the balance sheet date, except as otherwise required by FRS 19.

Reporting and functional currency

In the period covered by this report the Company has experienced a marked increase in the level and proportions of revenues and costs denominated in US dollars. Having regard to the levels of such transactions in the six months to 30 June 2003 and those anticipated for the remainder of the year the Company believes that the functional currency has changed to the US dollar during the current financial year. For this reason the reporting currency has been changed to US dollars in the six months to 30 June 2003 with prior period comparatives translated accordingly.

In accordance with generally accepted accounting standards in the UK, the opening balance sheet and prior year comparatives previously presented in Sterling have been restated by translation into US dollars at the relevant closing exchange rate, while profit and loss information, previously presented in Sterling has been restated by translation into US dollars at the relevant average exchange rate.

The exchange rates used are shown below:

	Profit And Loss Account Average Rate	Balance Sheet Closing Rate
Year ended 31 December 2000	1.5163	1.4938
Year ended 31 December 2001	1.4400	1.4554
Year ended 31 December 2002	1.5025	1.6099
Six months ended 30 June 2002	1.4443	1.5243
Six months ended 30 June 2003	1.6111	1.6502

Differences arising on the translation of prior period comparatives have been dealt with through reserves.

Currency translation

Transactions in currencies, other than Sterling, are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies, other than Sterling, are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Pensions

The financial information has been prepared in accordance with Statement of Standard Accounting Practice No. 24, though additional disclosures in accordance with FRS 17 have also been provided.

The Company operates a pension scheme providing benefits based on final pensionable pay. The assets of the scheme are held separately from those of the Company. Contributions to the scheme are charged to the profit and loss account so as to spread the cost over the anticipated average service lives of the Company's employees.

The Company also operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the Company in an independently administered fund. The amount charged to the profit and loss account represents the contributions payable to the scheme in respect of the accounting period.

Share options issued to employees

The Company recognises a charge to the profit and loss account where the amount by which the intrinsic value of any share options issued to employees exceeds their respective exercise prices at the date of grant. The intrinsic value is assessed by reference to the market value of the Company's shares. Where applicable, these costs are recognised over the vesting period.

5.2 Turnover

Turnover is attributable to the design, manufacture and supply of high performance mixed-signal integrated circuits.

An analysis of turnover by geographical destination is set out below.

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Japan	$ —	$ 664	$ 1,789	$ 729	$ 1,769
Asia Pacific (other than Japan)	9,893	10,112	25,496	9,097	24,879
North and South America	1,721	2,672	4,148	1,927	815
Europe and the rest of the world	1,506	2,730	2,248	1,346	1,790
	$13,120	$16,178	$33,681	$13,099	$29,253

5.3 Operating (loss)/profit

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Operating (loss)/profit is stated after charging:					
Depreciation of fixed tangible assets:					
—Owned	$ 245	$ 521	$1,220	$ 505	$ 908
—Leased	37	10	113	25	105
Operating lease costs:					
—Plant and machinery	14	16	23	9	19
—Other	106	101	177	51	116
Auditor's remuneration:					
—audit	15	17	18	—	23
—non audit services	27	65	191	27	34
Legal fees incurred in respect of postponed IPO preparation	—	—	206	—	—
And after crediting:					
Government grants	$(117)	$(125)	$ (276)	$(136)	$(184)

Other operating income comprises government grants received to assist the Company with revenue costs in respect of development work, marketing and training.

In addition to the amounts disclosed above, fees of $nil for the year ended 31 December 2000, $124,000 for the year ended 31 December 2001, $nil for the year ended 31 December 2002, $nil for the six months ended 30 June 2002 and $nil for the six months ended 30 June 2003, were paid to the auditors in respect of non audit services which were charged to the share premium account.

5.4 Remuneration of directors

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Directors' emoluments					
Fees	$ 6	$ 1	$ 20	$ 9	$ 13
As executives	487	482	566	261	395
	$493	$483	$586	$270	$408

Retirement benefits

Retirement benefits are accruing to the following number of directors under the defined benefit pension scheme:

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(number)				
Number of directors	4	4	4	4	4

Details of Directors' retirement benefits are as follows:

	Increase	Accrued Benefits		Transfer Value of Accrued Benefit		
	Accrued Benefit at Period End	Excluding Inflation	Including Inflation	At Period Start	At Period End	Increase Less Director's Contributions
			(in thousands of US dollars)			
Year Ended 31 December 2000:						
AD Milne	$70	$6	$8	$ 936	$1,002	$59
JRC Reid	36	3	5	284	308	17
GR Elliott *	2	2	2	—	16	11
JM Urwin	9	2	2	46	57	5
*member joined scheme during the year						
Year Ended 31 December 2001:						
AD Milne	$74	$3	$6	$ 921	$ 979	$49
JRC Reid	39	3	4	269	298	22
GR Elliott	4	3	2	15	31	9
JM Urwin	10	2	2	49	60	4
Year Ended 31 December 2002:						
AD Milne	$89	$5	$6	$1,034	$1,080	$35
JRC Reid	48	5	6	243	262	11
GR Elliott	6	2	3	26	39	5
JM Urwin	14	2	3	48	56	2
Six Months Ended 30 June 2002:						
AD Milne	$82	$4	$4	$ 968	$1,027	$51
JRC Reid	46	4	4	265	284	14
GR Elliott	5	2	2	27	35	3
JM Urwin	12	2	2	53	59	3
Six Months Ended 30 June 2003:						
AD Milne	$97	$6	$6	$1,200	$1,287	$80
JRC Reid	54	5	5	290	314	19
GR Elliott	8	2	2	41	51	5
JM Urwin	17	3	3	63	74	6

- Transfer values have been calculated using the minimum funding requirement basis.
- The transfer value at the period start (column 4) has been calculated assuming the member left at the beginning of the period but is valued as at the period end date.

The analysis of remuneration by director is set out below.

	Basic Salary	Bonus	Fees	Benefits in Kind	Total Emoluments
		(in thousands of US dollars)			
Year Ended 31 December 2000:					
DJ Carey *	—	—	—	—	—
AD Milne	$141	—	—	—	$141
JRC Reid	108	—	—	5	113
JM Urwin	89	—	—	9	98
GR Elliott **	121	—	—	14	135
JA Allcott ***	—	—	6	—	6
K Smith	—	—	—	—	—
	$459	—	$ 6	$ 28	$493

* appointed Chairman 14 January 2000
** appointed chief financial officer 3 January 2000
*** resigned 14 January 2000

	Basic Salary	Bonus	Fees	Benefits in Kind	Total Emoluments
Year Ended 31 December 2001:					
DJ Carey	—	—	—	—	—
AD Milne	$138	—	—	—	$138
JRC Reid	111	—	—	—	111
JM Urwin	88	—	—	9	97
GR Elliott	118	—	—	18	136
BM Rose *	—	—	1	—	1
K Smith **	—	—	—	—	—
	$455	—	$ 1	$ 27	$483

* appointed 22 November 2001
** retired 24 September 2001

	Basic Salary	Bonus	Fees	Benefits in Kind	Total Emoluments
Year Ended 31 December 2002:					
DJ Carey	—	—	—	—	—
AD Milne	$151	$ 8	—	$ 9	$168
JRC Reid	120	6	—	9	135
JM Urwin	102	5	—	6	113
GR Elliott	128	6	—	16	150
BM Rose	—	—	20	—	20
GK Lockwood *	—	—	—	—	—
D Tate **	—	—	—	—	—
	$501	$ 25	$ 20	$ 40	$586

* appointed 17 January 2002
** appointed 21 March 2002

	Basic Salary	Bonus	Fees	Benefits in Kind	Total Emoluments
	(in thousands of US dollars)				
Six Months Ended 30 June 2002:					
DJ Carey	—	—	—	—	—
AD Milne	$ 72	—	—	$ 5	$ 77
JRC Reid	57	—	—	5	62
JM Urwin	49	—	—	4	53
GR Elliott	61	—	—	8	69
BM Rose	—	—	9	—	9
GK Lockwood *	—	—	—	—	—
D Tate **	—	—	—	—	—
	$239	—	$ 9	$ 22	$270

* appointed 17 January 2002
** appointed 21 March 2002

	Basic Salary	Bonus	Fees	Benefits in Kind	Total Emoluments
Six Months Ended 30 June 2003:					
DJ Carey	—	—	—	—	—
AD Milne	$ 89	$ 24	—	$ 7	$120
JRC Reid	66	18	—	5	89
JM Urwin	64	18	—	5	87
GR Elliott	72	19	—	8	99
BM Rose	—	—	13	—	13
GK Lockwood	—	—	—	—	—
D Tate *	—	—	—	—	—
J Germies **	—	—	—	—	—
	$291	$ 79	$ 13	$ 25	$408

* resigned 26 May 2003
** appointed 24 June 2003

Benefits in kind principally comprise company cars, car allowance and fuel benefits. Details of the directors' interests in the share capital of the parent company at the end of each period are as follows:

	31 December			30 June	
	2000	2001	2002	2002	2003
			(number)		
Number of Ordinary Shares of 10p Each Held:					
DJ Carey	35,288	35,288	35,288	35,288	35,288
AD Milne	26,750	26,750	30,630	30,630	30,630
JRC Reid	9,453	9,453	9,453	9,453	9,453
JM Urwin	242	242	242	242	242
JA Allcott	—	—	—	—	—
GR Elliott	—	—	—	—	—
BM Rose	—	—	—	—	—
GK Lockwood	—	—	—	—	—
D Tate	—	—	—	—	—
J Germies	—	—	—	—	—
Number of Convertible Preferences Shares of £1 Held:					
DJ Carey	—	250,000	250,000	250,000	250,000

Details of the number, exercise dates and price (in sterling) of the directors' options over ordinary shares at the beginning and end of each period are given below.

	As at 1 January 2000	Cancelled During Year	Granted During Year	As at 31 December 2000	Exercise Price	Date From Which Exercisable	Expiry Date
DJ Carey	2,000	—	—	2,000	£20.00	20 November 2001	20 November 2005
	2,000	—	—	2,000	£15.14	19 November 2002	19 November 2006
AD Milne	2,000	—	—	2,000	£ 3.00	15 December 1998	15 December 2002
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	80	—	—	80	£29.02	05 September 2000	05 September 2004
	1,900	—	—	1,900	£15.14	17 December 2002	17 December 2009
	4,600	—	—	4,600	£15.14	17 December 2002	17 December 2006
JRC Reid	3,106	—	—	3,106	£ 3.00	15 December 1998	15 December 2005
	394	—	—	394	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,200	—	—	1,200	£15.14	17 December 2002	17 December 2009
	4,300	—	—	4,300	£15.14	17 December 2002	17 December 2006
JM Urwin	1,762	—	—	1,762	£ 3.00	15 December 1998	15 December 2005
	224	—	—	224	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,500	—	—	1,500	£15.14	17 December 2002	17 December 2009
	1,500	—	—	1,500	£15.14	17 December 2002	17 December 2006
GR Elliott	—	—	1,900	1,900	£15.14	03 January 2003	03 January 2010
	—	—	100	100	£15.14	03 January 2003	03 January 2007

	As at 1 January 2001	Cancelled During Year	Granted During Year	As at 31 December 2001	Exercise Price	Date From Which Exercisable	Expiry Date
DJ Carey	2,000	—	—	2,000	£20.00	20 November 2001	20 November 2005
	2,000	—	—	2,000	£15.14	19 November 2002	19 November 2006
AD Milne	2,000	—	—	2,000	£ 3.00	15 December 1998	15 December 2002
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	80	—	—	80	£29.02	05 September 2000	05 September 2004
	1,900	—	—	1,900	£15.14	17 December 2002	17 December 2009
	4,600	(4,600)	—	—	£15.14	17 December 2002	17 December 2006
	—	—	4,600	4,600	£15.00	17 December 2002	23 March 2011
JRC Reid	3,106	—	—	3,106	£ 3.00	15 December 1998	15 December 2005
	394	—	—	394	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,200	—	—	1,200	£15.14	17 December 2002	17 December 2009
	4,300	(4,300)	—	—	£15.14	17 December 2002	17 December 2006
	—	—	4,300	4,300	£15.00	17 December 2002	23 March 2011
JM Urwin	1,762	—	—	1,762	£ 3.00	15 December 1998	15 December 2005
	224	—	—	224	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,500	—	—	1,500	£15.14	17 December 2002	17 December 2009
	1,500	(1,500)	—	—	£15.14	17 December 2002	17 December 2006
	—	—	1,500	1,500	£15.00	17 December 2002	23 March 2011
	—	—	1,214	1,214	£15.00	23 March 2004	23 March 2011
GR Elliott	1,900	—	—	1,900	£15.14	03 January 2003	03 January 2010
	100	(100)	—	—	£15.14	03 January 2003	03 January 2007
	—	—	100	100	£15.00	03 January 2003	23 March 2011
	—	—	4,000	4,000	£15.00	23 March 2004	23 March 2011
BM Rose	—	—	—	—	—	—	—

	As at 1 January 2002	Exercised During Year	Granted During Year	As at 31 December 2002	Exercise Price	Date From Which Exercisable	Expiry Date
DJ Carey	2,000	—	—	2,000	£20.00	20 November 2001	20 November 2005
	2,000	—	—	2,000	£15.14	19 November 2002	19 November 2006
AD Milne	2,000	(2,000)	—	—	£ 3.00	15 December 1998	15 December 2002
	1,800	(1,800)	—	—	£25.00	18 August 2000	18 August 2004
	80	(80)	—	—	£29.02	05 September 2000	05 September 2004
	1,900	—	—	1,900	£15.14	17 December 2002	17 December 2009
	4,600	—	—	4,600	£15.00	17 December 2002	23 March 2011
	—	—	4,900	4,900	£20.00	20 March 2005	20 March 2009
			100	100	£20.00	20 March 2005	20 March 2012
JRC Reid	3,106	—	—	3,106	£ 3.00	15 December 1998	15 December 2005
	394	—	—	394	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,200	—	—	1,200	£15.14	17 December 2002	17 December 2009
	4,300	—	—	4,300	£15.00	17 December 2002	23 March 2011
	—	—	2,200	2,200	£20.00	20 March 2005	20 March 2009
			300	300	£20.00	20 March 2005	20 March 2012
JM Urwin	1,762	—	—	1,762	£ 3.00	15 December 1998	15 December 2005
	224	—	—	224	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,500	—	—	1,500	£15.14	17 December 2002	17 December 2009
	1,500	—	—	1,500	£15.00	17 December 2002	23 March 2011
	1,214	—	—	1,214	£15.00	23 March 2004	23 March 2011
	—	—	1,000	1,000	£20.00	20 March 2005	20 March 2009
	—	—	1,500	1,500	£20.00	20 March 2005	20 March 2012
GR Elliott	1,900	—	—	1,900	£15.14	03 January 2003	03 January 2010
	100	—	—	100	£15.00	03 January 2003	23 March 2011
	4,000	—	—	4,000	£15.00	23 March 2004	23 March 2011
BM Rose	—	—	—	—	—	—	—
GK Lockwood	—	—	—	—	—	—	—
D Tate	—	—	—	—	—	—	—

	As at 1 January 2003	Exercised During Period	Granted During Period	As at 30 June 2003	Exercise Price	Date From Which Exercisable	Expiry Date
DJ Carey	2,000	—	—	2,000	£20.00	20 November 2001	20 November 2005
	2,000	—	—	2,000	£15.14	19 November 2002	19 November 2006
AD Milne	1,900	—	—	1,900	£15.14	17 December 2002	17 December 2009
	4,600	—	—	4,600	£15.00	17 December 2002	23 March 2011
	4,900	—	—	4,900	£20.00	20 March 2005	20 March 2009
	100	—	—	100	£20.00	20 March 2005	20 March 2012
	—	—	2,200	2,200	£40.00	01 January 2006	01 January 2010
JRC Reid	3,106	—	—	3,106	£ 3.00	15 December 1998	15 December 2005
	394	—	—	394	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,200	—	—	1,200	£15.14	17 December 2002	17 December 2009
	4,300	—	—	4,300	£15.00	17 December 2002	23 March 2011
	2,200	—	—	2,200	£20.00	20 March 2005	20 March 2009
	300	—	—	300	£20.00	20 March 2005	20 March 2012
	—	—	820	820	£40.00	01 January 2006	01 January 2010
JM Urwin	1,762	—	—	1,762	£ 3.00	15 December 1998	15 December 2005
	224	—	—	224	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,500	—	—	1,500	£15.14	17 December 2002	17 December 2009
	1,500	—	—	1,500	£15.00	17 December 2002	23 March 2011
	1,214	—	—	1,214	£15.00	23 March 2004	23 March 2011
	1,000	—	—	1,000	£20.00	20 March 2005	20 March 2009
	1,500	—	—	1,500	£20.00	20 March 2005	20 March 2012
	—	—	790	790	£40.00	01 January 2006	01 January 2010
GR Elliott	1,900	—	—	1,900	£15.14	03 January 2003	03 January 2010
	100	—	—	100	£15.00	03 January 2003	23 March 2011
	4,000	—	—	4,000	£15.00	23 March 2004	23 March 2011
	—	—	880	880	£40.00	01 January 2006	01 January 2010
BM Rose	—	—			—	—	—
GK Lockwood	—	—			—	—	—
D Tate	—	—			—	—	—
J Germies	—	—			—	—	—

All share options become exercisable on a change in control of the company.

5.5 Staff number and costs

The average number of persons employed by the company (including directors) during the periods was as follows:

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
			(number)		
Design and development	37	35	44	42	57
Selling and distribution	17	22	35	31	44
Administration	6	5	7	7	8
	60	62	86	80	109

The aggregate payroll costs of these persons was as follows:

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
		(in thousands of US dollars)			
Wages and salaries	$3,166	$3,324	$4,967	$2,051	$3,639
Social security costs	282	261	362	152	331
Other pension costs	117	180	246	113	168
	$3,565	$3,765	$5,575	$2,316	$4,138

5.6 Interest receivable and similar income

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
		(in thousands of US dollars)			
Bank interest received	$64	$55	$96	$64	$45

5.7 Interest payable and similar charges

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
		(in thousands of US dollars)			
On bank loans and overdrafts	$ 94	$122	$22	—	$53
Finance charges payable in respect of finance leases	8	—	8	3	10
	$102	$122	$30	$ 3	$63

5.8 Taxation

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
		(in thousands of US dollars)			
UK corporation tax:					
Current tax on income for the year/period	—	—	$ 19	—	8
Withholding tax suffered	—	49	42	40	—
R&D tax (credit) in relation to prior year	—	(276)	—	—	—
Deferred tax (credit)/charge in relation to timing differences	—	(3,603)	1,155	449	1,344
	—	$(3,830)	$1,216	$489	$1,352

The current tax charge throughout the period varies from the standard rate of corporation tax in the UK of 30% over the period. The differences are explained below:

	Year Ended 31 December			Six months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Current tax reconciliation:					
(Loss)/profit on ordinary activities before tax	$(2,143)	$(1,111)	$3,628	$1,499	$ 4,157
Current tax at 30%	(643)	(334)	1,089	449	1,247
Effects of:					
Expenses not deductible for tax purposes	—	1	87	—	65
Capital allowances for periods in excess of depreciation	—	(91)	(174)	12	98
Other timing differences	—	(4)	—	—	—
Other	—	(16)	(2)	—	—
Utilisation of tax losses	—	—	(981)	(461)	(1,402)
Tax losses carried forward	643	444	—	—	—
Total current tax charge	—	—	$ 19	—	$ 8

No provision for corporation tax is required due to the availability of tax losses. The gross tax losses are estimated at approximately $9,962,000 at 31 December 2000; $9,504,000 at 31 December 2001; $8,114,000 at 31 December 2002 and amount to $7,653,000 at 30 June 2002 and $3,931,000 at 30 June 2003 and will be carried forward for utilisation against taxable profits in future years.

At 31 December 2001, in accordance with FRS 19, the Company recognised a $3.6 million net deferred tax credit and deferred tax asset, primarily relating to prior year tax losses expected to be realised in the near future. The deferred tax asset recognised in respect of these losses is included within debtors (refer note 5.13). Prior to this date, it was not appropriate to recognise a tax asset as the prospect of the Company generating taxable profits was considered too remote to justify such treatment. The tax asset which was not recognised at this date amounted to $3.0 million.

5.9 Dividends and other appropriations

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Equity shares:					
Participating dividend proposed	—	—	$380	—	—
Non equity shares:					
Dividends accrued at 5% on non-equity shares	—	—	456	243	213
Dividends previously appropriated (refer note 5.21)	—	—	(52)	(52)	—
Additional finance costs of non-equity shares	—	52	—	—	—
Participating dividends proposed	—	—	101	—	—
	—	$ 52	$885	$191	$213

5.10 (Loss)/earnings per share

Basic and diluted (loss)/earnings per share are calculated as follows:

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars, except per share amounts)				
Net (loss)/profit for the financial year/ period ("Basic (loss)/earnings")	$ (2,143)	$ 2,719	$ 2,412	$ 1,010	$ 2,805
Diluted net (loss)/profit for the financial year/period ("diluted (loss)/earnings")	(2,143)	2,719	2,412	1,010	2,805
Weighted average number of ordinary shares in issue	593,664	712,701	699,205	698,571	702,863
Diluted weighted average number of ordinary shares	610,453	773,425	938,165	936,919	942,830
Basic (loss)/earnings per share	(3.61)	3.82	3.45	1.45	3.99
Diluted (loss)/earnings per share	N/A	3.52	2.57	1.08	2.98

In calculating the diluted weighted average number of shares the fair value of ordinary shares (used in calculating the dilutive effect of share options) has been estimated as a weighted average of the actual prices obtained in transactions in the ordinary shares of the Company during the year/ period in question.

The net profit for the financial year end 31 December 2001 given above includes the credit in respect of the deferred tax asset (see note 5.8)

A reconciliation between the weighted average number of ordinary shares and the numbers of diluted shares is given below:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(weighted average number of shares)				
For basic earnings per share	593,664	712,701	699,205	698,571	702,863
Conversion of convertible Preference shares (weighted)	—	25,500	189,946	189,946	189,946
Exercise of share options	16,789	35,224	49,014	48,402	50,021
	610,453	773,425	938,165	936,919	942,830

5.11 Tangible fixed assets

	Plant and Machinery	Computer Hardware and Software	Leased Equipment	Furniture and Fittings	Motor Vehicles	Total
	(in thousands of US dollars)					
Cost:						
At 1 January 2000	$1,658	—	$ 232	$306	—	$2,196
Additions	294	—	—	14	30	338
Exchange adjustment	(125)	—	(17)	(23)	—	(165)
At 31 December 2000	$1,827	—	$ 215	$297	$ 30	$2,369
Asset reclassifications	(854)	1,045	(210)	19	—	—
Additions	726	153	—	20	—	899
Exchange adjustment	(13)	(26)	(5)	(8)	(1)	(53)
At 31 December 2001	$1,686	$1,172	—	$328	$ 29	$3,215
Additions	2,913	496	—	108	—	3,517
Disposals	(62)	(510)	—	(30)	—	(602)
Exchange adjustment	382	123	—	42	3	550
At 31 December 2002	$4,919	$1,281	—	$448	$ 32	$6,680
At 1 January 2002	$1,686	$1,172	—	$328	$ 29	$3,215
Additions	798	189	—	53	—	1,040
Disposals	(12)	—	—	—	—	(12)
Exchange adjustment	122	67	—	20	2	211
At 30 June 2002	$2,594	$1,428	—	$401	$ 31	$4,454
At 1 January 2003	$4,919	$1,281	—	$448	$ 32	$6,680
Additions	860	574	—	274	—	1,708
Disposals	—	—	—	(90)	—	(90)
Exchange adjustment	145	46	—	15	1	207
At 30 June 2003	$5,924	$1,901	—	$647	$ 33	$8,505

	Plant and Machinery	Computer Hardware and Software	Leased Equipment	Furniture and Fittings	Motor Vehicles	Total
			(in thousands of US dollars)			
Depreciation:						
At 1 January 2000	$1,304	—	$ 182	$ 127	—	$1,613
Charge for year	221	—	37	24	—	282
Exchange adjustment	(99)	—	(14)	(9)	—	(122)
At 31 December 2000	$1,426	—	$ 205	$ 142	—	$1,773
Asset reclassifications	(675)	866	(210)	19	—	—
Charge for year	341	147	10	26	7	531
Exchange adjustment	(11)	(21)	(5)	(4)	—	(41)
At 31 December 2001	$1,081	$ 992	—	$ 183	$ 7	$2,263
Charge for year	995	290	—	41	7	1,333
Disposals	(59)	(511)	—	(30)	—	(600)
Exchange adjustment	182	90	—	20	2	294
At 31 December 2002	$2,199	$ 861	—	$ 214	$ 16	$3,290
At 1 January 2002	$1,081	$ 992	—	$ 183	$ 7	$2,263
Charge for period	402	108	—	17	3	530
Disposals	(9)	—	—	—	—	(9)
Exchange adjustment	73	54	—	10	1	138
At 30 June 2002	$1,547	$1,154	—	$ 210	$ 11	$2,922
At 1 January 2003	$2,199	$ 861	—	$ 214	$ 16	$3,290
Charge for period	762	203	—	43	5	1,013
Disposals	—	—	—	(52)	—	(52)
Exchange adjustment	74	27	—	6	—	107
At 30 June 2003	$3,035	$1,091	—	$ 211	$ 21	$4,358
Net book value:						
At 31 December 2000	$ 401	—	$ 10	$ 155	$ 30	$ 596
At 31 December 2001	$ 605	$ 180	—	$ 145	$ 22	$ 952
At 31 December 2002	$2,720	$ 420	—	$ 234	$ 16	$3,390
At 30 June 2002	$1,047	$ 274	—	$ 191	$ 20	$1,532
At 30 June 2003	$2,889	$ 810	—	$ 436	$ 12	$4,147

Included in the total net book value of tangible fixed assets given above are assets held under hire purchase contracts. The net book value of, and depreciation charged in the periods for these assets is given below:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Net book value of assets under hire purchase contracts:					
— Plant and machinery	$ 10	—	$106	$ 87	$ 71
— Computer hardware and software	—	—	98	—	25
— Fixtures & fittings	—	—	32	38	25
	$ 10	—	$236	$125	$121
Depreciation on such assets for the period:					
— Plant and machinery	$ 37	$ 10	$ 11	$ 22	$ 21
— Computer hardware and software	—	—	93	—	76
— Fixtures and fittings	—	—	9	3	8
	$ 37	$ 10	$113	$ 25	$105

5.12 Stocks

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Material stocks	$1,861	$1,966	$5,432	$2,533	$6,441

5.13 Debtors

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Trade debtors	$ 990	$3,447	$5,047	$4,417	$ 9,939
Prepayments and accrued income	197	397	325	598	568
Amounts recoverable under contracts	351	183	298	123	356
Tax recoverable	—	280	—	—	—
Other debtors	281	366	586	314	670
Deferred tax asset	—	3,642	2,790	3,340	1,483
	$1,819	$8,315	$9,046	$8,792	$13,016

All the amounts above fall due within one year except for the deferred tax asset, which may fall due after more than one year.

The elements of deferred tax are as follows:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Difference between accumulated depreciation and capital allowances	—	$ 320	$ 167	$ 348	$ 272
Tax losses	—	3,322	2,623	2,992	1,211
	—	$3,642	$2,790	$3,340	$1,483

No deferred tax asset was recognised as at 31 December 2000 as the company did not then meet the criteria under FRS 19 for recognising an asset.

5.14 Creditors: amounts falling due within one year

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Bank loan	—	—	$ 536	—	$ 1,294
Trade creditors	1,388	2,136	5,148	2,532	7,057
Tax and social security	108	90	180	142	271
Obligations under finance lease and hire purchase contracts	10	—	119	45	122
Accruals and deferred income	341	305	1,172	644	997
Corporation tax	—	—	19	—	28
Dividends payable	—	—	1,006	256	1,031
Accrued dividends	—	—	—	—	217
	$1,847	$2,531	$8,180	$3,619	$11,017

5.15 Creditors: amounts falling due after more than one year

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Due after more than one year but within five years					
Bank loan	—	—	$1,030	—	$1,500
Obligations under hire purchase contracts/finance leases	—	—	167	72	116
	—	—	$1,197	$ 72	$1,616

Analysis of debt

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Debt can be analysed as falling due:					
— In one year or less, or on demand	$ 10	—	$ 655	$ 45	$1,416
— Between one and two years	—	—	655	46	1,408
— Between two and five years	—	—	542	26	208
	$ 10	—	$1,852	$117	$3,032

The bank term loan, denominated in sterling, is repayable in instalments of approximately £65,000 ($107,000) per month, which commenced in December 2002. Interest is payable monthly on a floating rate basis. The loan is secured by a bond and floating charge over the whole assets of the Company.

The maturity of obligations under finance leases and hire purchase contracts is as follows:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Within one year	$ 10	—	$119	$ 45	$122
In the second to fifth years	—	—	167	72	116
	$ 10	—	$286	$117	$238

5.16 Financial instruments

The Company's financial instruments comprise borrowings, cash on short term deposits and held in current accounts and liquid resources, and various items such as trade debtors and trade creditors which arise directly from the Company's operations.

The main purpose of the financial instruments is to finance the Company's operations. It is the Company's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Company's financial instruments are interest rate risk and foreign currency risk. The Company's policy is to manage liquidity risk by maintaining a balance between continuity of funding and flexibility through the use of overdrafts, bank loans, finance leases and hire purchase contracts.

Short term debtors and creditors have been excluded from the disclosures below.

All the Company's financial liabilities and assets as at 30 June 2003 were subject to variable interest rate agreements carrying a margin of 1.5% over UK LIBOR rate. The balance due on such loans at 30 June 2003 was $2,794,000. There are no loans which carry capped or fixed interest rates.

The Company's net funds which are the subject of floating interest rates, excluding finance leases and hire purchase contracts which generally carry fixed interest rates, are summarised below.

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Sterling borrowings	—	—	$(1,566)	—	$(2,794)
Sterling cash deposits	512	2,219	134	1,678	1,010
US dollar cash deposits	257	1,380	6,073	2,601	5,408
Other currencies (cash deposits)	4	58	75	62	82
Cash and deposits	773	3,657	6,282	4,341	6,500
Net funds	$773	$3,657	$ 4,716	$4,341	$ 3,706

Of the total cash balances at 30 June 2003, $3,000,000 was placed in deposit accounts with a weighted average maturity date of one week. All floating rates of interest are based on the current local bank deposit rate for that currency and account type as appropriate.

For all debt, short term assets and liabilities the book values and fair values are the same. The Company does have foreign currency exposure but has not entered into any derivatives or other forward exchange contracts as at 30 June 2003 or at any other period end dates.

5.17 Deferred income

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Advance on levies	$1,355	$950	$468	$739	$152

In September 1997 the Company entered into a joint product development and related service agreement. Under the terms of this agreement the Company received an advance payment of $2.0 million against which royalty deductions are made on sale of products by the Company's customer to a third party. The advance payment is interest free and is not repayable in the event that royalties from future sales are not sufficient to settle the balance.

5.18 Share capital

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(number)				
Authorised					
Equity shares					
Ordinary shares of 10p each	798,273	1,068,313	1,068,313	1,068,313	1,068,313
'B' Ordinary shares of 10p each	18,607	18,607	18,607	18,607	18,607
Non equity shares					
Deferred shares of £1 each	296,312	296,312	296,312	296,312	296,312
Cumulative convertible preference shares of £1 each	—	5,509,996	5,509,996	5,509,996	5,509,996
Equity shares	(in thousands of US dollars)				
Ordinary shares of 10p each	$ 120	$ 156	$ 172	$ 163	$ 176
'B' Ordinary shares of 10p each	3	3	3	3	3
Non equity shares					
Deferred shares of £1 each	$ 442	$ 431	$ 477	$ 451	$ 489
Cumulative convertible preference shares of £1 each	—	8,019	8,871	8,399	9,093
	$ 565	$ 8,609	$ 9,523	$ 9,016	$ 9,761

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(number)				
Allotted, called up and fully paid					
Equity shares					
Ordinary shares of 10p each	676,264	678,064	684,244	680,064	684,294
'B' Ordinary shares of 10p each	18,607	18,607	18,607	18,607	18,607
Non equity shares					
Deferred shares of £1 each	296,312	296,312	296,312	296,312	296,312
Cumulative convertible preferences shares of £1 each	—	5,318,496	5,318,496	5,318,496	5,318,496
Equity shares	(in thousands of US dollars)				
Ordinary shares of 10p each	$ 102	$ 98	$ 111	$ 104	$ 113
'B' Ordinary shares of 10p each	3	3	3	3	3
Non equity shares					
Deferred shares of £1 each	$ 442	$ 431	$ 477	$ 451	$ 489
Cumulative convertible preference shares of £1 each	—	7,740	8,561	8,106	8,776
	$ 547	$ 8,272	$ 9,152	$ 8,664	$ 9,381

During the year ended 31 December 2000, 165,000 ordinary shares of 10p each were issued for a total consideration of £3,250,500 ($4,929,000) to provide working capital for the continued growth of the company. In addition 1,100 ordinary shares of 10p each were issued for a total consideration of £3,300 ($5,000) in respect of the exercise of employee share options.

During the year ended 31 December 2001, 1,800 ordinary shares of 10p each were issued for a total consideration of £5,400 ($8,000) in respect of the exercise of employee share options. In July 2001, 50,357 ordinary shares of 10p each were issued for a total consideration of £1,409,996 ($2,030,000). On 12 November 2001 5,318,496 cumulative convertible preference shares of £1 each were issued for a consideration of £5,318,496 ($7,658,000). At this time, the company also repurchased 50,357 ordinary shares for an aggregate consideration of £1,409,996 ($2,030,000) funded by the proceeds of the issue of cumulative convertible preference shares. The repurchased ordinary shares were subsequently cancelled.

During the year ended 31 December 2002, 6,180 ordinary shares of 10p each were issued for a total consideration of £66,000 ($99,000) in respect of the exercise of employee share options.

During the six months ended 30 June 2002, 2000 ordinary shares of 10p each were issued for a total consideration of £6,000 ($9,000) in respect of the exercise of employee share options.

During the six months ended 30 June 2003, 50 ordinary shares of 10p each were issued for a total consideration of £750 ($1,000) in respect of the exercise of employee share options.

Shareholders' Rights

The cumulative convertible preference shares carry a right to a fixed cumulative preferential dividend of 5% per annum on the nominal value of those shares and on any accrued dividends in priority to any payment of dividend to the holders of any other class of shares in issue. The dividend accrues on a daily basis from the date of issue of the cumulative convertible preference shares.

In the event of:

(a) an underwritten public offering of the Company's issued share capital (excluding the Deferred Shares) in which:

  (i) the gross proceeds due to the Company (before commission and expenses) exceeds £7,500,000 ($12,377,000); and

  (ii) the price per Ordinary Share (and on the underwritten price of the offering) exceeds £49, subject to adjustment (a "Qualifying Public Offer"); or

(b) the listing or admission to trading of any share capital of the Company or any member of its Group on any recognised stock market or securities exchange (a "Listing"); or

(c) any transaction which results in:

  (i) a change of control of the Company; or

  (ii) the sale, assignment, transfer or other disposal by the Group of all or substantially all of the Group's assets, occurring prior to 21 September 2004,

then the accrued dividends on the cumulative preference shares shall be cancelled and shall not be payable by the Company.

Dividends accrued and payable on cumulative convertible preference shares amounted to $nil at 31 December 2000; $52,000 at 31 December 2001; $1,006,000 at 31 December 2002; and $256,000 at 30 June 2002 and $1,248,000 at 30 June 2003. In the event of a Qualifying Public Offer, $217,000 of accrued dividend at 30 June 2003 will not be payable.

Subject to payment of accrued and payable dividends on the cumulative convertible preference shares, a participating cumulative cash dividend equal to 20% of the net profit for the financial year is payable to the holders of the ordinary shares, B ordinary shares and the cumulative convertible preference shares.

Deferred shares have no rights to dividends. In the event of a Qualifying Public Offer or Listing the Company will either leave the deferred shares in place, or enter into a buy back arrangement pursuant to section 164 Companies Act.

The holders of cumulative convertible preference shares are entitled at any time to convert all or any such shares into fully paid ordinary shares on the basis of notionally aggregating the nominal value of such shares in order to subscribe for ordinary shares at a price per ordinary share which is currently £28. The directors may effect conversion in such manner as they may determine, including by consolidating the cumulative convertible preference shares into one undesignated share and sub-dividing each consolidated share into shares of 10 pence each which shall be re-designated as ordinary shares and non-voting deferred shares. The cumulative convertible preference shares will be converted into ordinary shares automatically on the occurrence of a Qualifying Public Offer or Listing as provided for in the articles of association.

The 'B' Ordinary Shares shall be converted into ordinary shares at the rate of one ordinary share for each one 'B' Ordinary Share in the event of a Listing, as provided for in the articles of association. The directors may however determine to effect conversion, on a similar basis, by redeeming the 'B' Ordinary Shares at a price equal to the subscription price paid or they can convert by means of consolidating the 'B' ordinary shareholding and then subdividing into ordinary shares at the applicable conversion rate of one ordinary share for every one 'B' ordinary share. Any balance shall be re-designated as 'A' deferred shares.

On a return of assets on liquidation or otherwise, the assets available for distribution to its members shall first be applied in paying to the cumulative convertible preference shareholders the nominal value of the issued and outstanding convertible preference shares plus any accrued dividends whether or not such dividend has been earned or declared. Secondly, the assets shall be applied in paying to the deferred shareholders as a class 114p per share. Thirdly, the assets shall be applied in paying to the holders of ordinary and B Ordinary Shares a sum equal to £28 per share. Fourthly, the assets shall be applied in paying to the holders of ordinary, 'B' ordinary and cumulative convertible preference shares the balance of assets available for distribution pari passu.

The cumulative convertible preference shares shall be redeemed by the company on the fourth anniversary of the date of issue of the shares at an amount equal to the nominal value of the shares plus accrued dividends thereon. There are also events, specified in the articles of association, which can result in the early redemption of these shares.

Options

The company's directors and employees have been granted options over ordinary shares under employee share option schemes as follows:

	First Executive Scheme	Second Executive Scheme	EMI Scheme
		(number)	
At 1 January 2000	22,286	51,580	—
Cancelled	—	(19,280)	—
Exercised	(1,100)	—	—
Granted	34,720	15,170	—
Lapsed	(7,220)	(1,450)	—
At 31 December 2000	48,686	46,020	—
Cancelled	—	(29,060)	—
Exercised	(1,800)	—	—
Granted	2,650	3,000	36,274
Lapsed	(2,230)	(3,320)	—
At 31 December 2001	47,306	16,640	36,274
Exercised	(2,200)	(3,880)	(100)
Granted	—	16,700	14,150
Lapsed	(100)	(50)	(200)
At 31 December 2002	45,006	29,410	50,124
At 1 January 2002	47,306	16,640	36,274
Exercised	(2,000)	—	—
Granted	—	16,700	14,150
Lapsed	—	—	—
At 30 June 2002	45,306	33,340	50,424
At 1 January 2003	45,006	29,410	50,124
Exercised	(50)	—	—
Granted	—	12,830	1,550
Lapsed	(450)	—	(100)
At 30 June 2003	44,506	42,240	51,574

The above options are held under executive share option schemes and are exercisable between 15 December 1998 and 3 June 2013 at prices ranging between £3.00 and £40.00 per share. The directors' interests in share options are set out in note 5.4.

5.19 Share Premium Account

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
At beginning of period	$ 9,790	$13,579	$ 12,353	$ 12,353	$ 95
Premium on new shares issued during period	4,908	2,030	98	9	1
Issue costs	(335)	(876)	—	—	—
Redemption of shares	—	(2,023)	—	—	—
Transfer to profit and loss account reserve	—	—	(12,266)	(12,266)	—
Exchange adjustment	(784)	(357)	(90)	(96)	2
At end of period	$13,579	$12,353	$ 95	—	$ 98

The Court of Session on 13 June 2002 approved the cancellation of the share premium account at that time enabling a transfer to the profit and loss account.

The shares redeemed in the year ended 31 December 2001 were redeemed out of the proceeds of a new issue of shares, set out in note 5.18 above.

5.20 Profit and loss account

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
At beginning of period	$(10,971)	$(12,279)	$(9,216)	$(9,216)	$5,058
(Loss)/profit for the period	(2,143)	2,667	1,527	819	2,592
Appropriation from equity to non-equity included therein (note 5.21)	—	52	(52)	(52)	—
Transfer from share premium account	—	—	12,266	12,266	—
Exchange adjustment	835	344	533	287	190
At end of period	$(12,279)	$ (9,216)	$ 5,058	$ 4,104	$7,840

5.21 Reconciliation of movements on shareholders' (deficits)/funds

	Year Ended 31 December 2000	Year Ended 31 December					
		2001			2002		
	Total	Equity	Non-equity	Total	Equity	Non-equity	Total
	(in thousands of US dollars)						
(Loss)/profit for the financial period	$(2,143)	$ 2,667	—	$ 2,667	$1,527	—	$ 1,527
Proceeds from share issue, net of issue costs	4,599	2,039	6,782	8,821	99	—	99
Redemption of shares	—	(2,030)	—	(2,030)	—	—	—
Additional finance cost of non-equity appropriated from/to equity interests	—	—	52	52	—	(52)	(52)
Exchange adjustment	(36)	27	73	100	118	(6)	112
Net addition to shareholders' (deficit)/funds	2,420	2,703	6,907	9,610	1,744	(58)	1,686
Opening shareholders' (deficit)/ funds	(619)	1,405	442	1,847	4,071	7,338	11,409
Retranslation of opening shareholders' (deficit)/funds to closing rates	46	(37)	(11)	(48)	431	779	1,210
Closing shareholders' funds	$ 1,847	$ 4,071	$7,338	$11,409	$6,246	$8,059	$14,305

	Six Months Ended 30 June					
	2002			2003		
	Equity	Non-equity	Total	Equity	Non-equity	Total
	(in thousands of US dollars)					
Profit for the period	$ 819	—	$ 819	$2,592	—	$ 2,592
Proceeds from share issue, net of issue costs	9	—	9	1	—	1
Additional finance cost of non-equity transferred back to equity interests	—	(52)	(52)	—	—	—
Exchange adjustment	45	(3)	42	62	—	62
Net addition to shareholders' funds	873	(55)	818	2,655	—	2,655
Opening shareholders' (deficit)/funds	4,071	7,338	11,409	6,246	8,059	14,305
Retranslation of opening shareholders' funds to closing rates	193	348	541	156	203	359
Closing shareholders' funds	$5,137	$7,631	$12,768	$9,057	$8,262	$17,319

All movements in 2000 relate to equity shareholders' funds.

In the year ended 31 December 2001, the cumulative dividends attributable to the convertible preference shares were appropriated to non-equity shareholders' funds as required by Financial Reporting Standard 4, as the Company did not have distributable reserves to pay these dividends. There was a reversal of this appropriation in the year ended 31 December 2002 as sufficient distributable reserves arose.

5.22 Pensions

During the year ended 31 December 2002 the Company established a defined contribution pension scheme. The pension cost charge for the period represents contributions payable by the Company to the scheme and amounted to $3,000 for the year ended 31 December 2002 and $20,000 for the six months ended 30 June 2003. Contributions of $nil at 31 December 2002 and $8,000 at 30 June 2003 were payable to the scheme and are included within creditors.

The Company also operates a pension scheme providing benefits based on final pensionable pay, contributions being charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Company. During the year ended 31 December 2002 this scheme, in relation to pension accrual, was closed to new entrants.

The contributions for the defined benefit scheme are determined by a qualified actuary on the basis of triennial valuations using the projected unit method. The most recent valuation was at 2 January 2001. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments (7.0% p.a.) and the rate of increase in salaries (5.0% p.a.) and pensions (5.0% p.a.).

The most recent valuation showed that the market value of the scheme's assets was £2,774,400 ($4,144,000) at 2 January 2001. This represented 116.8% of the benefits that had accrued to members, after allowing for expected future increases in earnings. A bulk transfer from a previous scheme was received after the valuation date. The valuation allowed both for the transferred liabilities and the discounted value of the transferred assets. The future contributions of the Company and employees will be 7.6% and 6.0% of earnings respectively.

The pension charges for the years ended 31 December 2000, 2001 and 2002 were $117,000, $180,000 and $243,000 respectively and for the six months to 30 June 2002 was $113,000 (six months to 30 June 2003: $148,000).

Whilst the Company continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 'Accounting for Pensions costs', under FRS 17 'Retirement benefits' the following transitional disclosures are required.

Although the most recent full actuarial valuation was as at 2 January 2001, the actuary has estimated the liabilities of the scheme as at 31 December 2000, 2001 and 2002 and as at 30 June 2002 and 30 June 2003 to take account of the requirements of FRS 17, based on this valuation. Scheme assets are stated at their market value at 31 December 2000, 2001 and 2002 and as at 30 June 2002 and 30 June 2003. The major financial assumptions used to calculate scheme liabilities under FRS 17 are:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
Valuation method	Projected unit	Projected unit	Projected unit	Projected unit	Projected unit
Rate of increase in salaries	4.25%	4.25%	4.25%	4.25%	4.25%
Rate of increase in pensions in payment	5.00%	5.00%	5.00%	5.00%	5.00%
Discount rate	6.06%	5.87%	5.75%	5.78%	5.28%
Inflation assumption	2.60%	2.60%	2.50%	2.75%	2.70%

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to timescales covered, may not necessarily be borne out in practice.

Scheme assets

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain were:

	Long Term Rates of Return Expected at 31 December 2000, 2001 and 2002	Value at 31 December		
		2000	2001	2002
		(in thousands of US dollars)		
Equities	7.5%	$ 4,144	$ 4,026	$ 3,674
Other—property	4.0%	—	33	84
Total market value of assets		4,144	4,059	3,758
Present value of scheme liabilities		(3,951)	(4,797)	(6,396)
Surplus/(deficit) in the scheme		193	(738)	(2,638)
Related deferred tax (liability)/ asset		(58)	221	791
Net pension asset/(liability)		$ 135	$ (517)	$(1,847)

	Long Term Rates of Return Expected at 30 June 2002	Value at 30 June 2002	Long Term Rates of Return Expected at 30 June 2003	Value at 30 June 2003
		(in thousands of US dollars)		(in thousands of US dollars)
Equities	7.5%	$ 3,980	7.5%	$ 4,304
Other—property	4.0%	—	4.0%	$ 53
Total market value of assets		$ 3,980		$ 4,357
Present value of scheme liabilities		$(5,469)		$(8,055)
Deficit in the scheme		$(1,489)		$(3,698)
Related deferred tax asset		$ 447		$ 1,109
Net pension liability		$(1,042)		$(2,589)

The amount of this net pension liability would have a consequential effect on reserves.

The movement in deficit in the periods was as follows:

	As at 31 December		As at 30 June	
	2001	2002	2002	2003
	(in thousands of US dollars)			
Surplus/(deficit) in scheme at beginning of period	$ 193	$ (738)	$ (738)	$(2,638)
Current service cost	(248)	(359)	(159)	(290)
Contributions paid	209	222	117	130
Gains and losses on any settlements or curtailments	—	110	—	—
Other finance income	76	26	23	(40)
Actuarial loss	(965)	(1,821)	(695)	(789)
Exchange adjustment	(3)	(78)	(37)	(71)
Deficit in the scheme at end of period	$(738)	$(2,638)	$(1,489)	$(3,698)

If FRS 17 had been fully adopted, the pension costs for the defined benefit scheme would have been:

Analysis of other pension costs charges in arriving at operating profit

	As at 31 December		As at 30 June	
	2001	2002	2002	2003
	(in thousands of US dollars)			
Current service cost	$248	$ 359	$159	$290
Gains/losses on any settlements or curtailments	—	(110)	—	—
	$248	$ 249	$159	$290

Analysis of amounts included in other finance income/costs:

	As at 31 December		As at 30 June	
	2001	2002	2002	2003
	(in thousands of US dollars)			
Expected return on pension scheme assets	$ 314	$ 325	$ 162	$ 143
Interest on pension scheme liabilities	(238)	(299)	(139)	(183)
	$ 76	$ 26	$ 23	$ (40)

Analysis of amounts recognised in statement of total recognised gains and losses:

	As at 31 December		As at 30 June	
	2001	2002	2002	2003
	(in thousands of US dollars)			
Actual return less expected return on scheme assets	$(669)	$(1,449)	$(662)	$ 120
Percentage of year/period end scheme assets	16.5%	38.6%	16.6%	2.8%
Experience gains and losses arising on scheme liabilities	$ 10	$ (190)	$ 221	$ (8)
Percentage of present value of year/period end scheme liabilities	0.2%	3.0%	4.0%	0.1%
Changes in assumptions underlying the present value of scheme liabilities	$(306)	$ (182)	$(254)	$(901)
Percentage of present value of year/period end scheme liabilities	6.4%	2.8%	4.7%	11.2%
Actuarial loss recognised in statement of total recognised gains and losses	$(965)	$(1,821)	$(695)	$(789)

5.23 Notes to cash flow statements

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Returns on investment and servicing of finance					
Interest received	$ 64	$ 55	$ 96	$ 64	$ 45
Interest paid	(94)	(122)	(22)	(3)	(53)
Interest element of finance lease payments	(8)	—	(8)	—	(10)
	$ (38)	$ (67)	$ 66	$ 61	$ (18)
Financing					
Proceeds of ordinary share capital issue	$4,934	$ 8,821	$ 99	$ 9	—
Expenses paid in connection with share issue	(335)	—	—	—	—
Bank term loan received	—	—	1,503	—	1,611
Bank term loan repayment	—	—	(42)	—	(449)
Redemption of shares	—	(2,030)	—	—	—
Capital element of finance lease payments	(38)	(10)	(66)	(17)	(55)
	$4,561	$ 6,781	$1,494	$ (8)	$1,107

5.24 Analysis of changes in net (debt)/funds

	Cash at Bank	Bank Overdraft	Bank Term Loan	HP Contracts and Finance Leases	Net (Debt)/Funds
	(in thousands of US dollars)				
At 1 January 2000	$ 564	$(1,826)	—	$ (50)	$(1,312)
Cash flows	224	1,826	—	38	2,088
Exchange adjustments	(15)	—	—	2	(13)
At 31 December 2000	$ 773	—	—	$ (10)	$ 763
Cash flows	2,862	—	—	9	2,871
Exchange adjustments	22	—	—	1	23
At 31 December 2001	$3,657	—	—	—	$ 3,657
Cash flows	1,676	—	(1,460)	66	282
Other non cash changes	—	—	—	(334)	(334)
Exchange adjustments	949	—	(106)	(18)	825
At 31 December 2002	$6,282	—	$(1,566)	$(286)	$ 4,430
At 1 January 2002	$3,657	—	—	—	$ 3,657
Cash flows	296	—	—	18	314
Other non cash changes	—	—	—	(129)	(129)
Exchange adjustments	388	—	—	(6)	382
At 30 June 2002	$4,341	—	—	$(117)	$ 4,224
At 1 January 2003	$6,282	—	$(1,566)	$(286)	$ 4,430
Cash flows	(168)	—	(1,162)	55	(1,275)
Exchange adjustments	386	—	(66)	(7)	313
At 30 June 2003	$6,500	—	$(2,794)	$(238)	$ 3,468

5.25 Commitments

Commitments under operating leases payable in the next year are as follows:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
On leases which expire within one year:					
Property	—	—	$ 29	$ 23	$28
Other leases	9	—	10	—	—
	$ 9	—	$ 39	$ 23	$28
On leases which expire in two to five years:					
Property	—	—	$180	$ 41	$195
Other leases	—	22	26	23	38
	—	$ 22	$206	$ 64	$233
On leases which expire after five years:					
Property	$105	$102	—	$107	—
Other leases	—	—	—	—	—
	105	102	—	107	—
Total commitments under operating leases	$114	$124	$245	$194	$261

Capital commitments at the end of each period, relating to test equipment, for which no provision has been made, are as follows:

	As at 31 December			As at 30 June	
	(in thousands of US dollars)				
Contracted	—	—	—	$213	$607

5.26 Post balance sheet events

In September 2003 the Company entered into a £9.0 million (approximately $14.9 million) loan agreement with Bank of Scotland Plc to finance the acquisition of its new head office. The loan bears interest at the rate of 1.5% per annum over base rate. The loan is repayable quarterly over 20 years, with a two year moratorium on repayments. The loan is secured by a floating charge and a standard security over the property, which was purchased on 4 September 2003 for £9.0 million (approximately $14.9 million) excluding any taxes and expenses payable.

As set out in Part VII of this document, on 3 October 2003 a number of ordinary and special shareholder resolutions were passed at an extraordinary general meeting of the Company. The purpose of these resolutions (the "Resolutions") was to make certain changes to the share capital of the Company in preparation for the Company's listing to the Official List of the UKLA and admission to trading on the London Stock Exchange plc's market for listed securities ("Admission"). The Resolutions were passed conditional upon Admission occurring. In addition, immediately prior to Admission the Company carried out a share split of its issued and unissued ordinary shares.

Accordingly, immediately prior to, and conditionally upon, Admission, the following changes will become effective to the share capital of the Company:

- 2,686,627 authorised but unissued ordinary shares of £0.10 each will be cancelled;
- each of the other issued and unissued ordinary shares of £0.10 each in the Company will be split into 100 Ordinary Shares of 0.1p each;
- the 18,607 B Ordinary Shares will be converted into 1,860,700 Ordinary Shares;
- the 296,312 Deferred Shares in issue will be bought by the Company for an aggregate of £337,808 and then cancelled;
- the 5,318,496 Preference Shares in issue will be converted into 18,994,627 Ordinary Shares;
- the 191,500 authorised but unissued Preference Shares will be cancelled, and
- all of the non-voting deferred shares arising on the conversion of the Preference Shares will be bought back for an aggregate of £0.10 and then cancelled.

Accordingly, the total issued share capital of the Company immediately prior to Admission will be 89,689,700 ordinary shares of 0.1p each.

Further options over 35,550 (assuming that the capital reorganisation upon Admission will occur) Existing Ordinary shares were granted to the directors and employees on 14 August 2003. Details of these options (and previous share option awards) are set out in Part VII of these Listing Particulars. The estimated employer's national insurance liability relating to these options and previously awarded share options under unapproved schemes, based on the Offer Price, will be approximately £● ($●), and will be payable by the Company. This will not be payable until the options are exercised.

Yours faithfully

KPMG Audit Plc

PART VI

PRO FORMA STATEMENT OF NET ASSETS

KPMG Audit Plc

Saltire Court
20 Castle Terrace
Edinburgh EH1 2EG
United Kingdom

The Directors
Wolfson Microelectronics plc
Lutton Court
20 Bernard Terrace
Edinburgh
EH8 9NX

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London
E14 5LF

● 2003

Dear Sirs

Wolfson Microelectronics plc

We report on the pro forma statement of net assets set out in Part VI of the Listing Particulars dated ● 2003, which has been prepared, for illustrative purposes only, to provide information about how the proposed offer might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of Wolfson Microelectronics plc to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board of the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the Directors of Wolfson Microelectronics plc.

Our work has not been carried out in accordance with auditing or other standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

- the pro forma statement of net assets has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of Wolfson Microelectronics plc; and
- the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

KPMG Audit Plc

Unaudited pro forma statement of net assets of Wolfson Microelectronics plc

The following is an illustrative and unaudited pro forma statement of the net assets of Wolfson which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the offering as if it had taken place on 30 June 2003. This statement has been prepared for illustrative purposes only and because of its nature may not give a true picture of the financial position of Wolfson following the offering.

	Net Assets[1]	Adjusted for the Offering[2]	Pro forma Net Assets
	(in thousands of US dollars)		
Fixed assets			
Tangible assets	$ 4,147	—	4,147
Current assets			
Stocks	6,441	—	6,441
Debtors	13,016	—	13,016
Cash at bank and in hand	6,500	37,100	43,600
Creditors: amounts due within one year	(11,017)	—	(11,017)
Net current assets	14,940	37,100	52,040
Creditors: amounts due after more than one year	(1,616)	—	(1,616)
Deferred income	(152)	—	(152)
Net assets	$ 17,319	37,100	54,419

Notes:

(1) The net assets have been extracted without material adjustment from the audited interim results of Wolfson as at 30 June 2003.

(2) The minimum that is expected to be raised under the offering is $41.2 million. Expenses associated with the offering are estimated at $4.1 million, resulting in a net cash inflow of $37.1 million.

(3) In September 2003 the Group entered into a £9.0 million (approximately $14.9 million) term loan arrangement with the Bank of Scotland to finance the acquisition of its new office facility in Edinburgh. If this had taken place by 30 June 2003 this would have had the effect of increasing the Group's creditors due after more than one year by £9.0 million (approximately $14.9 million), while increasing the tangible fixed assets of the Group by a similar amount. This is not an adjustment to the proforma statement of net assets given above as it does not relate to the offering which is the subject of these Listing Particulars.

(4) No account has been taken of Wolfson's trading since 30 June 2003.

PART VII

ADDITIONAL INFORMATION

1. Responsibility

The Directors, whose names appear on page viii of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. The Company and its Subsidiaries

2.1 The Company was incorporated on 26 September 1984 under the Companies Act 1948 to 1981 as a private company limited by shares and registered in Scotland with number SC089839 and under the name WMI Electronics Limited. The Company changed its name to Wolfson Microelectronics Limited on 5 November 1984. On 28 October 2002, Wolfson Microelectronics Limited was re-registered as a public limited company under Section 43 of the Companies Act and changed its name to Wolfson Microelectronics plc. The Company is the holding company of the Group.

2.2 The registered and head office of the Company is at Lutton Court, 20 Bernard Terrace, Edinburgh EH8 9NX.

2.3 The following are the subsidiary undertakings of the Company, each of which is ultimately wholly owned by the Company:

Name and place of incorporation	Registered office	Issued capital	Nature of business
Wolfson Microelectronics, Inc. (Delaware, US)	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware USA	100 shares of common stock of $0.01 each	Sales office
Wolfson Products Limited (England and Wales)	Alder Castle 10 Noble Street London EC2V 7QJ	100 ordinary shares of £1.00 each	Dormant

3. Share Capital

3.1 The authorised, issued and fully paid share capital of the Company as at the date of this document, is as follows:

	Authorised		Issued	
	Number	Nominal value (pounds sterling)	Number	Nominal value (pounds sterling)
ordinary shares of £0.10 each	1,068,313	£106,831.30	688,344	£68,834.40
B Ordinary Shares	18,607	1,860.70	18,607	1,860.70
Preference Shares	5,509,996	5,509,996	5,318,496	5,318,496
Deferred Shares	296,312	296,312	296,312	296,312

3.2 The authorised, issued and fully paid share capital of the Company, as it is expected to be immediately following Admission, is as follows (assuming full subscription under the Employee Offer):

	Authorised		Issued	
	Number	Nominal value (pounds sterling)	Number	Nominal value (pounds sterling)
Ordinary Shares	125,000,000	125,000	•	•

3.3 The following grants of authority to allot shares and changes to the share capital of the Company have taken place during the three years preceding the date of this document:

(a) from 10 September 2000 to 28 February 2001, the Company issued 1,400 ordinary shares of £0.10 each to a number of allottees at a price of £3.00 per share pursuant to the Share Schemes;

(b) on 2 August 2001, pursuant to ordinary resolutions and special resolutions passed at the annual general meeting of the Company:

(i) the authorised share capital was increased from £378,000 to £384,300 by the creation of an additional 63,000 ordinary shares of £0.10 each;

(ii) the Directors were given section 80 Companies Act authority in relation to the allotment of up to 63,000 ordinary shares of £0.10 each and shares pursuant to the exercise of any options over equity securities granted by the Company prior to the passing of the resolution; such authority (unless previously revoked, varied or renewed) expiring on the earlier of 15 months after the passing of the resolution or the conclusion of the annual general meeting of the Company held in 2002; and

(iii) the Directors were empowered pursuant to Section 95(1) of the Companies Act to allot the shares referred to in (ii) above for cash as if the pre-emption provisions contained in section 89 of the Companies Act or the articles of association of the Company did not apply to such issue and allotment;

(c) on 2 August 2001 the Company issued 50,357 ordinary shares of £0.10 each to Sanyo Semiconductor at a price of £28.00 per share pursuant to a subscription deed dated 9 July 2001;

(d) on 12 November 2001, pursuant to ordinary resolutions and special resolutions passed at an extraordinary general meeting of the Company:

(i) the authorised share capital was increased from £384,300 to £5,915,000 by the creation of 5,509,996 cumulative convertible preference shares of £1.00 each and 207,040 ordinary shares of £0.10 each;

(ii) the Directors were given section 80 Companies Act authority in relation to the allotment of up to 5,509,996 Preference Shares and ordinary shares of £0.10 each pursuant to the exercise of any options over equity securities granted by the Company prior to the passing of the resolution; such authority (unless previously revoked, varied or renewed) expiring on the earlier of 15 months after the passing of the resolution or on conclusion of the annual general meeting of the Company held in 2002; and

(iii) the Directors were empowered pursuant to section 95(1) of the Companies Act to allot the shares referred to in (ii) above for cash as if the pre-emption provisions contained in section 89 of the Companies Act or in the articles of association of the Company did not apply to any such issue and allotment;

(e) on 12 November 2001, the Company issued 5,318,496 Preference Shares to a number of allottees (including 50,000 Preference Shares to BHD Venture Partners Nominees Limited, a nominee company holding shares for certain partners and ex-partners in Hale and Dorr) at a price of £1.00 per Preference Share;

(f) also on 12 November 2001, the Company re-purchased 50,357 ordinary shares of £0.10 each from Sanyo Semiconductor for a consideration of £1,409,996 pursuant to the terms of a share buy back contract entered into by the Company and Sanyo Semiconductor;

(g) on 17 April 2002 at an extraordinary general meeting of the Company a resolution was passed reducing the share premium account of the Company by £8,492,790; the Court of Session confirmed the share premium account by an order of the court on 13 June 2002 which was registered with Companies House on 14 June 2002; and

(h) from 14 January 2001 to 17 September 2003, the Company issued: 9,500 ordinary shares of £0.10 each to a number of allottees at a price of £3.00 per share; 2,100 ordinary shares of £0.10 each at a price of £15.14 per share; 70 ordinary shares of £0.10 each at a price of £19.70 per share; 2,100 ordinary shares of £0.10 each at a price of £20.00 per share; 1,800 ordinary shares of £0.10 each at a price of £25.00 per share; and 160 ordinary shares of £0.10 each at a price of £29.02 per share, each pursuant to the Share Schemes.

3.4 On 3 October 2003 a number of ordinary and special shareholder resolutions were passed at an extraordinary general meeting of the Company. The purpose of these resolutions (the "Resolutions") was to make certain changes to the share capital of the Company in preparation for Admission. The Resolutions were passed conditional upon Admission occurring. In addition, immediately prior to Admission the Company carried out a share split of its issued and unissued ordinary shares.

Accordingly, immediately prior to, and conditionally upon, Admission, the following changes will become effective to the share capital of the Company:

- 2,686,627 authorised but unissued ordinary shares of £0.10 each will be cancelled;
- each of the other issued and unissued ordinary shares of £0.10 each in the Company will be split into 100 Ordinary Shares of 0.1p each;
- the 18,607 B Ordinary Shares will be converted into 1,860,700 Ordinary Shares;
- the 296,312 Deferred Shares in issue will be bought by the Company for an aggregate of £337,808 and then cancelled;
- the 5,318,496 Preference Shares in issue will be converted into 18,994,627 Ordinary Shares;
- the 191,500 authorised but unissued Preference Shares will be cancelled, and
- all of the non-voting deferred shares arising on the conversion of the Preference Shares will be bought back for an aggregate of £0.10 and then cancelled.

3.5 As at 29 September 2003, being the latest practicable date prior to the publication of this document, the following options over Ordinary Shares (assuming that the capital reorganisation upon Admission has occurred, as described above) remained outstanding:

Date of Grant	No of Ordinary Shares	Exercise Price per Ordinary Share (in pounds sterling)	Date from which Exercisable	Expiry Date
15 December 1995	770,800	£0.03	15 December 1998	15 December 2005
31 January 1996	97,800	0.03	31 January 1999	31 January 2006
18 August 1997	360,000	0.25	18 August 2000	18 August 2004
18 August 1997	400,000	0.25	18 August 2000	18 August 2007
5 September 1997	24,000	0.29	5 September 2000	5 September 2004
5 September 1997	112,000	0.29	5 September 2000	5 September 2007
19 November 1999	30,000	0.15	19 November 2002	19 November 2006
19 November 1999	570,000	0.15	19 November 2002	19 November 2009
17 December 1999	1,940,000	0.15	17 December 2002	17 December 2006
17 December 1999	873,000	0.15	17 December 2002	17 December 2009
3 January 2000	10,000	0.15	3 January 2003	3 January 2007
3 January 2000	190,000	0.15	3 January 2003	3 January 2010
1 June 2000	100,000	0.15	1 June 2003	1 June 2007
7 September 2000	1,018,000	0.19	7 September 2003	7 September 2007
7 September 2000	1,172,000	0.19	7 September 2003	7 September 2010
2 March 2001	150,000	0.15	2 March 2004	2 March 2008
2 March 2001	50,000	0.15	2 March 2004	2 March 2011
23 March 2001	100,000	0.15	23 March 2004	23 March 2008
23 March 2001	165,000	0.15	23 March 2004	23 March 2011
23 March 2001	20,000	0.15	19 November 2002	23 March 2011
23 March 2001	1,918,000	0.15	17 December 2002	23 March 2011
23 March 2001	10,000	0.15	3 January 2003	23 March 2011
23 March 2001	958,000	0.19	7 September 2003	23 March 2011
23 March 2001	721,400	0.15	23 March 2004	23 March 2011
28 September 2001	50,000	0.15	28 September 2004	28 September 2008
20 March 2002	1,520,000	0.20	20 March 2005	20 March 2009
20 March 2002	1,365,000	0.20	20 March 2005	20 March 2012
12 June 2002	145,000	0.20	12 June 2005	12 June 2009
1 January 2003	758,000	0.40	1 January 2006	1 January 2010
25 April 2003	525,000	0.40	25 April 2006	25 April 2010
3 June 2003	155,000	0.40	3 June 2006	3 June 2013
14 August 2003	2,637,500	0.75	14 August 2006	14 August 2010
14 August 2003	917,500	0.75	14 August 2006	14 August 2013
1 September 2003	30,000	0.75	1 September 2006	1 September 2013
17 September 2003	125,000	0.75	17 September 2006	17 September 2010

Of the above options, 4,400,600 were granted under the First Scheme and 9,492,500 under the Second Scheme and 6,094,900 under the EMI Scheme.

Of options granted on 19 November 1999, 17 December 1999, 3 January 2000, 7 September 2000 and 23 March 2001 a total of 5,812,000 Ordinary Shares comprising those options are subject to parallel option arrangements, whereby the options granted under the EMI Scheme on 23 March 2001 were granted on the basis that optionholders may only exercise one of the options comprising such parallel arrangements but not both.

3.6 As at 29 September 2003, the following categories of persons had preferential subscription rights for portions of the Company's share capital by virtue of their holdings of options:

Optionholder	Number of options
Current Directors	7,049,000
Other employees	12,939,000

Of the 7,049,000 options granted to Directors, a total of 1,050,000 Ordinary Shares compromising those options are subject to parallel option arrangements, whereby corresponding options were granted under the EMI scheme on 23 March 2001 on the basis that optionholders may only exercise one of the options comprising such parallel arrangement but not both. Of the 12,939,000 options granted to other employees, a total of 3,712,000 Ordinary Shares comprising those options are subject to the same parallel option arrangements as those applicable to Directors.

3.7 Section 89 of the Companies Act confers on the holders of Ordinary Shares rights of pre-emption in respect of equity securities (as defined in section 94(2) of the Companies Act) of the Company issued for cash and applies to the balance of the authorised but unissued share capital of the Company to the extent not disapplied as referred to in paragraph 3.8 below.

3.8 By ordinary resolutions and special resolutions of the Company passed on 3 October 2003, at an extraordinary general meeting of the Company (conditional upon Admission):

(a) the Articles were adopted;

(b) each ordinary share of £0.10 each in the Company was subdivided into 100 Ordinary Shares;

(c) the Directors were authorised generally and unconditionally pursuant to section 80 of the Companies Act (in substitution for all other authorities pursuant to section 80 of the Companies Act) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Companies Act) but limited to the allotment of:

(i) shares pursuant to the exercise of any options over equity securities granted by the Company prior to the passing of the resolution;

(ii) relevant securities in connection with the Offer including the Over-allotment Option and the Employee Offer up to a maximum nominal amount of £50,000;

(iii) the allotment of Ordinary Shares on Admission to the persons who were holders of Deferred Shares prior to the buy-back of those Deferred Shares (as described in 3.4(d) above), up to a maximum nominal amount of £200 (the "Deferred Share Issue");

(iv) up to an aggregate nominal amount of the lesser of: (x) the unissued share capital of the Company immediately following completion of the allotment of the Ordinary Shares in connection with the Offer including the Over-allotment Option, the Deferred Share Issue and the Employee Offer, and the exercise of any share options issued by the Company prior to the passing of the resolution (the "**Proposals**"); and (y) the amount which represents one-third of the nominal amount of the issued ordinary share capital of the Company immediately following completion of the Proposals plus the nominal amount required to be reserved for the grant of options over relevant securities and the allotment of shares on the exercise thereof under any option scheme or schemes approved by the Shareholders,

such authority (unless previously revoked, varied or renewed) shall expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the annual general meeting of the Company to be held in the calendar year 2004, provided that the Company may before such expiry make an offer, agreement or other arrangement which would or might require any such

relevant securities to be allotted after such expiry and the Directors may allot such relevant securities pursuant to any such offer, agreement or other arrangement as if the authority thereby conferred had not expired;

(d) the Directors were generally empowered to allot equity securities (within the meaning of section 94(2) of the Companies Act) of the Company (in substitution for all other authorities pursuant to section 95 of the Companies Act) for cash pursuant to the authority referred to in sub-paragraph (c) above as if section 89(1) of the Companies Act or any pre-emption provisions contained in the Articles did not apply to any such allotment, provided that this power is limited to:

(i) the allotment of the Ordinary Shares in connection with the Proposals;

(ii) the grant of options over equity securities and the allotment of shares on exercise thereof under any option scheme or schemes approved by the Shareholders;

(iii) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as may be) to their then holdings of such securities, but subject to the Directors having the right to make such exclusions or other arrangements in connection with such offer as they deem necessary or expedient to deal with fractional entitlements and legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange or otherwise howsoever; and

(iv) any other allotment (otherwise than pursuant to sub-paragraphs (i), (ii) and (iii) of this sub-paragraph) of equity securities up to an aggregate nominal value of 5% of the issued share capital of the Company following the allotment of the Ordinary Shares referred to in sub-paragraphs (i) - (iii) above,

such authorities and powers (unless previously revoked, varied or renewed) shall expire on the earlier to occur of 15 months after the passing of the resolution or on the conclusion of the annual general meeting of the Company to be held in the calendar year 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities pursuant to any such offer, agreement or other arrangement as if the power thereby conferred had not expired; and

(e) the Company was given the authority, under section 164 of the Companies Act, to buy back all 296,312 Deferred Shares in issue.

3.9 Save as disclosed in this paragraph 3, no share or loan capital of the Company or any of its subsidiaries is under option or has been agreed, conditionally or unconditionally, to be put under option.

3.10 The Ordinary Shares are in registered form and, subject to the provisions of the CREST Regulations, the Directors may permit the holding of shares in any class in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the CREST Regulations). Where shares are held in certificated form, share certificates will be sent to the registered members by first class post.

4. Summary of the Memorandum of Association of the Company and the Articles

Clause 1 of the memorandum of association of the Company provides that its principal object is to carry on business as a general commercial company. The objects of the Company are set out in full in clause 2 of its memorandum of association which is available for inspection as described in paragraph 23 below.

The Articles, which were adopted on 3 October 2003, conditional upon Admission, include provisions to the following effect:

4.1 *Rights Attaching to the Ordinary Shares*

(a) *Dividends*

Subject to the provisions of the Companies Act, the Shareholders may by ordinary resolution declare dividends according to their respective rights and interests but no such dividend shall exceed the amount recommended by the Directors.

Subject to the provisions of the Companies Act, and so far as in the opinion of the Directors the profits of the Company available for distribution justify such payments, the Directors may pay fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed

dates on the half yearly or other dates prescribed for such payments and may also pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

Subject to the provisions of the Articles and of the Companies Act, the Directors may, where authorised by the Shareholders by ordinary resolution, receive fully paid Ordinary Shares in lieu of the whole or part of the dividend. The value of the Ordinary Shares to be allotted in lieu of the dividend will be determined by reference to the average middle market quotations of an Ordinary Share on the London Stock Exchange as derived from the Daily Official List on each of the first five days on which the Ordinary Shares are quoted ex the relevant dividend.

Any dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company.

(b) *Capitalisation of Profits and Reserves*

The Board may, with the sanction of an ordinary resolution of the Shareholders, capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or its profit and loss account. Such capitalisation shall be effected by appropriating such sum to the holders of Ordinary Shares on the register of members at the date of the resolution in proportion to the number of shares which they hold, and by applying such sum on their behalf in paying up in full unissued Ordinary Shares for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

(c) *Rights on a Winding-up*

Under general principles of Scots law, except as the Shareholders have agreed or may otherwise agree, on a winding-up of the Company, the balance of assets available for distribution:

(a) after the payment of all the Company's creditors including certain preferential creditors whether statutorily preferred creditors or ordinary creditors; and

(b) subject to any special rights attaching to any class of share;

is to be distributed among the holders of Ordinary Shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the Shareholders, divide among the Shareholders the whole or any part of the assets in specie or kind.

(d) *Alteration of Share Capital*

The Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amounts as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of a larger nominal amount than its existing shares;

(c) cancel any shares at the date of the passing of the resolution that have not been taken, or agreed to be taken, by any person and reduce its share capital by the amount of the shares so cancelled; and

(d) subdivide its shares into shares of a smaller nominal amount than is fixed by its memorandum of association or the Articles, subject to the Companies Act, the CREST Regulations and every other statute from time to time concerning companies and affecting the Company. If it is to do so, the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions, as the Company may have power to attach to unissued or new shares ensuring that the proportion unpaid remains the same.

Subject to the provisions of the Companies Act, the Company may purchase, or may enter into a contract under which it will or may purchase, any of its shares of any class. This includes any redeemable shares. If there are in issue any shares that are convertible into the Company's equity

share capital of the class proposed to be purchased, then the Company will not purchase, or enter into a contract under which it will or may purchase such equity shares, unless either:

(a) the terms of issue of such convertible shares include provisions permitting it to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase; or

(b) the purchase or the contract first has been approved by an extraordinary resolution passed at a separate meeting of the holders of such convertible shares.

Subject to the rights of the Shareholders set out in the Articles, and the provisions of the Companies Act, the Company may, by special resolution of its Shareholders, reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner.

(e) *Meetings of Shareholders*

An annual general meeting shall be held once in every year, within a period of not more than 15 months after the holding of the last preceding annual general meeting, at a time and place determined by the Board. All other general meetings shall be extraordinary general meetings. An extraordinary general meeting may be called at the request of the Directors or by shareholder requisition in accordance with the Companies Act. If there are insufficient Directors in the UK to call a general meeting, any Director may do so and where no Director is willing or able to do so any two members may call a meeting for the purpose of appointing one or more directors.

(f) *Voting Rights*

Voting at any general meeting of Shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. Subject to any special rights or restrictions as to voting attaching to any class of shares, on a show of hands, every Shareholder who is present in person at a general meeting of the Company has one vote regardless of the number of shares held. On a poll, every Shareholder who is present in person or by proxy has one vote per share held by that Shareholder. A poll may be demanded by any of the following:

(a) the Chairman of the meeting;

(b) at least five Shareholders present in person or by proxy entitled to vote at the meeting;

(c) any Shareholder or Shareholders present in person or by proxy representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders entitled to vote at the meeting; or

(d) any Shareholder or Shareholders present in person or by proxy holding shares conferring a right to vote at the meeting on which there have been paid-up sums in aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one.

The necessary quorum for the Company's general meetings is two persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

Matters are transacted at the Company's general meetings by the proposing and passing of resolutions, of which there are three kinds:

(a) an ordinary resolution, which includes resolutions for the election of Directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;

(b) a special resolution, which includes resolutions amending the Company's memorandum of association or Articles or changing its name; and

(c) an extraordinary resolution, which includes resolutions modifying the rights of any class of shares at a meeting of the holders of such class or relating to certain matters concerning the winding-up of the Company.

An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at a meeting at which there is a quorum.

Special and extraordinary resolutions require the affirmative vote of not less than three-quarters of the persons voting at a meeting at which there is a quorum.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is not entitled to cast the deciding vote in addition to any other vote he or she may have. Meetings are generally convened upon advance written notice of 21 clear days for the passing of a special resolution and 14 clear days for any other resolution, depending on the nature of the business to be transacted. The days of delivery and receipt of the notice are not included.

(g) *Pre-emptive Rights*

The Companies Act confers upon Shareholders, to the extent not disapplied, rights of pre-emption in respect of the allotment of equity securities (which term includes shares) that are or are to be paid up wholly in cash. These provisions may be disapplied by special resolutions of the Shareholders, either generally or specifically, for periods not exceeding fifteen months thereafter.

(h) *Variation of Rights*

If, at any time, the Company's share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or on the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, the quorum is to be two or more persons who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

(i) *Transfer of Shares*

The shares which are in certificated form, can be transferred by a transfer in writing in the usual standard form or in any other form approved by the Directors. The transfer document must then be delivered to the registered office of the Company (or any other place decided upon by the Directors) together with the share certificate for the shares to be transferred and any other evidence which the Directors require from the transferor confirming its entitlement to make the transfer. There is no fee payable to the Company for transferring shares. A share transfer form must be signed by or on behalf of the transferor and, in the case of shares which are not fully paid-up, by the transferee. The transferor will be treated as continuing to be the Shareholder until the name of the transferee is put on the register for that share.

The shares which are in uncertificated form may be transferred by means of a relevant system as defined in the CREST Regulations.

The Directors can refuse to register a transfer of shares in certificated form which are not fully paid-up without giving any reason for so refusing. The Directors may not refuse to register the transfer of any shares admitted to the Official List by the UK Listing Authority if this would prevent dealings in the shares from taking place on an open and proper basis. The Directors may also refuse to register a transfer of any shares on which the Company has a lien and a transfer of any shares (whether fully paid or not) in favour of more than four persons jointly.

(j) *Limitations on Voting and Shareholding*

There are no limitations imposed by the Articles on the rights of non-residents or foreign persons to hold or vote with respect to the shares, other than the limitations that would generally apply to all Shareholders.

(k) *Lien and Forfeiture*

The Company has a lien (enforceable by sale) on every partly paid share (including dividends payable on such a share) for all monies payable to the Company in respect of that share. The Board may call any monies unpaid on shares and may forfeit shares on which calls payable are not duly paid and any shares so forfeited shall become the property of the Company. The forfeiture shall include all dividends or other monies payable in respect of the forfeited shares which have not been paid before the forfeiture.

4.2 ***Directors' Interests***

(a) A Director shall not vote at a meeting of the Board or a committee of the Board on any resolution of the Board concerning a matter in which he has an interest (otherwise than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him within the meaning of section 346 of the Companies Act) is material. Subject to the provisions of the Companies Act, a Director

will (in the absence of some other material interest than is indicated below) be entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following:

(i) the giving of a guarantee, security or indemnity in respect of money lent, or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(ii) the giving of a guarantee, security or indemnity in respect of a debt or other obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility (in whole or in part) under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) any proposal concerning any other body corporate in which he is interested directly or indirectly, whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him within the meaning of section 346 of the Companies Act) does not have an interest (as that term is used in sections 198 to 211 of the Companies Act) in one per cent. or more of any class of the issued equity share capital of such body corporate (or any third company through which his interest is derived) or of the voting rights, available to members of the relevant body corporate (any such interest being a material interest);

(v) any proposal relating to any arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom the arrangement relates; and

(vi) any proposal concerning any insurance which the Company proposes to purchase or maintain for the benefit of Directors or for the benefit of persons who include Directors.

(b) A Director may not vote or be counted in the quorum on a resolution of the Board or committee of the Board concerning his own appointment (including fixing or varying the terms of appointment) to an office or employment with the Company or any body corporate in which the Company is interested.

4.3 *Remuneration of Directors*

(a) The ordinary remuneration of the Directors for their services (excluding amounts payable under any other provisions of the Articles as described below) shall not exceed in aggregate £2.0 million (approximately $3.3 million) per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. Any Director who is appointed to any executive office shall be entitled to receive such extra remuneration as the Board may determine.

(b) Any Director holding executive office or who serves on any committee of the Board, who by the request of the Directors goes or resides abroad for any purpose of the Company or otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director may be paid such extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

(c) The Board may provide benefits, whether by the payment of gratuities, pensions or other retirement, superannuation, death or disability benefits to any past or present Director (or other employee of the Company or any subsidiary or associated Company), or any member of his family, or any person who is or was dependent on him and may contribute to any scheme or fund and pay premiums for the purchase or provision of any such benefit.

(d) The Directors may be paid by the Company all such reasonable expenses properly incurred in attending and returning from meetings of the Directors or committees of the Board or general meetings or otherwise in connection with the business of the Company.

(e) A Director shall not be required to hold any shares by way of qualification.

4.4 *Appointment of Directors*

Directors may be appointed by the Company by ordinary resolution or by the Board. A Director appointed by the Board holds office only until the next annual general meeting and is not taken into account in determining the Directors who are to retire by rotation at that meeting. Unless and until otherwise determined by ordinary resolution, the number of Directors shall be not less than two and shall not be subject to any maximum.

4.5 *Retirement of Directors by Rotation*

At each annual general meeting of the Company all those Directors who were elected or last re-elected at or before the annual general meeting held in the third calendar year before the date of the annual general meeting shall retire from office by rotation. Subject to the Articles, a retiring Director shall be eligible for re-election.

4.6 *Borrowing Powers*

Subject to the Companies Act and the Articles, the Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its business, assets, undertakings, property, and uncalled capital and to issue debentures and other securities and give security whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

The Directors shall restrict the borrowings of the Company and by the exercise of the Company's voting and other rights or powers of control over its subsidiaries ensure that the aggregate amount for the time being remaining undischarged of all monies outstanding in respect of monies borrowed by the Group (excluding intra-Group borrowings) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed a sum equal to £300.0 million (approximately $497.6 million). No such ordinary resolution is required for the borrowing of any monies intended to be applied and actually applied within six months of the date of borrowing, in the repayment (with or without premium) of any monies then already borrowed and remaining undischarged, notwithstanding that the same may result in the said limit being temporarily exceeded.

4.7 *Indemnity of Officers*

Subject to the Companies Act but without prejudice to any indemnity to which a Director may otherwise be entitled, every Director or other officer shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings whether criminal or civil in which judgement is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

4.8 *Untraced Shareholders*

The Company shall be entitled to sell at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law provided that:

(a) during a period of twelve years prior to the date of advertising its intention to sell such shares, it has made at least three attempts to contact the member (each such attempt being a reasonable time after the last) or at least three dividends in respect of such shares have been declared and all dividend warrants and cheques sent have remained uncashed, or a combination of the two;

(b) as soon as practicable after the expiry of the period referred to in sub-paragraph (a) above, the Company inserts advertisements in both a national daily newspaper and in a newspaper circulating in the area of the last known address of the member or the address at which service of notice may be effected under the Articles is located giving notice of its intention to sell the shares;

(c) during the period of three months following the publication of the advertisements referred to in sub-paragraph (b) above, the Company receives no indication either of the whereabouts or existence of the member or person; and

(d) if the shares are listed on the Official List of the UK Listing Authority, the Company gives notice to the UK Listing Authority of its intention to sell the shares prior to publication of the advertisements.

The net proceeds of such sale shall belong to the Company, which shall be obliged to account to the former member or other person previously entitled to the Shares for an amount equal to the proceeds as a creditor of the Company.

4.9 *Members resident abroad*

Members with registered addresses outside the United Kingdom are not entitled to receive notices from the Company unless they have given the Company an address within the United Kingdom at which such notices may be served.

5. Directors of the Company

5.1 The Directors, their functions within the Company and brief biographies, are set out in Part II of this document.

5.2 During the five years immediately prior to the date of this document, the Directors have held or currently hold the following directorships (excluding subsidiaries of any company of which he is also a director) and/or are or were partners of the following partnerships:

Director	Current directorships/partnerships	Former directorships/partnerships
David John Carey	Carey Enterprises, Inc. Gibraltar Software, Inc. Jug Mountain Ranch, Inc. Sunrise II LLP(1) Sunrise IIA LLP(1)	Integrated Devices Technology, Inc.
Alastair David Milne	Edinburgh Technology Fund Limited Ratho Quarry Company Limited Edinburgh Research and Innovation Limited	Edinburgh Technopole Limited
James Robert Craig Reid	—	—
George Reginald Elliott	Elliott Corporate Development Limited	Calluna plc
John Martin Urwin	—	—
Juergen Germies	Westdeutsche Kapitalbeteiligungsgesellschaft mbH Sparkassen-Beteiligungsgesellschaft mbH WestKB Vierte Projektgesellschaft für Beteiligungen mbH WestKB Fünfte Projektgesellschaft für Beteiligungen mbH S-Chancen-Kapitalfonds NRW GmbH VCS AG MICRAM AG Beteiligungsgesellschaft der Westdeutschen Landesbank mbH Dusskapital Acht Beteiligungsgesellschaft mbH West Euro Beteiligungsgesellschaft mbH WestLB Equity Fonds GmbH	ProKB Provinzial Kapitalbeteiligungsgesellschaft mbH teamwork information management AG Xionet AG Digital Capital GmbH Equity Bridge Finanz GmbH TINOX AG SALT AG

(1) Mr Carey is a limited partner in these two partnerships

Director	Current directorships/partnerships	Former directorships/partnerships
	Mindmatics AG CWB Capital Partners Limited WestLB & Panmure Growth Fund GmbH WestLB Venture Capital Management GmbH & Co. KG	
Ross King Graham . . .	Coinflint Residents Association Limited Misys plc Vecta Corporation Limited	The Blackwell Golf Club Limited
Barry Michael Rose . .	Baillie Gifford Shin Nippon plc Liverpool Victoria Friendly Society Scottish Environmental Protection Agency	Amicus UK Limited JP Morgan Fleming Technology Trust plc The Scottish Provident Institution

5.3 None of the Directors has:

(a) any unspent convictions in relation to indictable offences;

(b) ever been declared bankrupt or been the subject of an individual voluntary arrangement;

(c) (save as set out in 5.4 below) ever been a director with an executive function of a company which while he was a director or within 12 months of his ceasing to be a director had a receiver appointed, entered into compulsory liquidation, creditors' voluntary liquidation, entered into administration, entered into a company voluntary arrangement or any composition or arrangement with its creditors generally or with any class of its creditors;

(d) ever been a partner within a partnership which while he was a partner or within 12 months of his ceasing to be a partner entered into compulsory liquidation, administration or a partnership voluntary arrangement of any partnership;

(e) owned any asset which has been placed in receivership or been a partner in a partnership whose assets have been placed in receivership while he was a partner or within the 12 months preceding such event; or

(f) been the subject of any public criticism by statutory or regulatory authorities (including designated professional bodies) nor has any of them ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

5.4 Mr. Elliott was a director of Calluna Technology Limited ("CTL"), a subsidiary of Calluna plc, from 1998. He handed in his notice of resignation on 21 July 1999. In February 2000, CTL appointed an administrator. At that time CTL had external debts of £5.4 million (approximately $9.0 million) and inter-group debts of £31.9 million (approximately $52.9 million).

5.5 The senior management, their functions within the Company and brief biographies, are set out in Part II of this document.

5.6 During the five years immediately prior to the date of this document, none of the senior management have held or currently hold any directorships (excluding subsidiaries of any company of which he is also a director) and/or are or were partners of any partnerships.

5.7 None of the senior management has:

(a) any unspent convictions in relation to indictable offences;

(b) ever been declared bankrupt or been the subject of an individual voluntary arrangement;

(c) ever been a director with an executive function of a company which while he was a director or within 12 months of his ceasing to be a director had a receiver appointed, entered into compulsory liquidation, creditors' voluntary liquidation, entered into administration, entered into a company voluntary arrangement or any composition or arrangement with its creditors generally or with any class of its creditors;

(d) ever been a partner within a partnership which while he was a partner or within 12 months of his ceasing to be a partner entered into compulsory liquidation, administration or a partnership voluntary arrangement of any partnership;

(e) owned any asset which has been placed in receivership or been a partner in a partnership whose assets have been placed in receivership while he was a partner or within the 12 months preceding such event; or

(f) been the subject of any public criticism by statutory or regulatory authorities (including designated professional bodies) nor has any of them ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

5.8 The business address of each of the Directors and each of the members of senior management is Lutton Court, 20 Bernard Terrace, Edinburgh EH8 9NX.

6. Directors' Shareholdings and Other Interests

6.1 As at 29 September 2003 (being the latest practicable date prior to the publication of this document), the interests of the Directors and each of their immediate families and related trusts, all of which are beneficial (unless otherwise stated), in the share capital of the Company which (i) have been notified to the Company pursuant to section 324 or 328 of the Companies Act, or which (ii) are required to be entered in the register of directors maintained under the provisions of section 325 of the Companies Act, or (iii) which are interests of a person connected (within the meaning of section 346 of the Companies Act) with a Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii) above, and the existence of which is known to or could with reasonable diligence be ascertained by that Director, were as follows:

	Immediately prior to Admission			Immediately after Admission[1]	
Director	Ordinary Shares	Preference Shares	Percentage of Issued Ordinary Share Capital[2]	Ordinary Shares	Percentage of Issued Ordinary Share Capital
David John Carey	3,928,800	250,000	5.38	•	•
Alastair David Milne	3,063,000	—	3.42	•	•
James Robert Craig Reid[3]	945,300	—	1.06	•	•
John Martin Unwin	24,200	—	0.03	•	•
George Reginald Elliott	—	—	—	—	—
Juergen Germies	—	—	—	—	—
Ross Graham	—	—	—	•	•
Barry Michael Rose	—	—	—	•	•

(1) Assuming subscription in full under the Employee Offer and that no Directors sell shares in the Offer.

(2) On an as converted basis

(3) Of these Ordinary Shares: 745,300 are held in the name of Mr Reid; 150,000 are held in the name of M Reid, Mr Reid's wife, in her own name; 25,000 are held in the name of M Reid for A Reid, Mr Reid's son; and 25,000 are held in the name of M Reid for L Reid, Mr Reid's daughter.

6.2 Insofar as it is known to the Company, as at 29 September 2003 (being the last practicable date prior to the publication of this document), the following persons (other than Directors) are interested, or will immediately after Admission be interested, directly or indirectly, in 3%, or more of the issued ordinary share capital:

	Immediately Prior to Admission			Immediately After Admission[1]	
	Ordinary Shares	Preference Shares	Percentage Of Issued Ordinary Share Capital[2]	Ordinary Shares	Percentage Of Issued Ordinary Share Capital
City of Edinburgh Council[3]	5,694,400	—	6.35	●	●
Enterprise Capital Trust plc[4]	6,795,200	—	7.58	●	●
Richard Farleigh	5,308,500	—	5.92	●	●
Sanyo Semiconductor	—	1,409,996	5.61	●	●
Scottish Enterprise	8,333,300	—	9.29	●	●
UBS Capital (Jersey) Ltd	5,076,100	—	5.66	●	●
West LB & Panmure Growth Fund Limited	—	3,500,000	13.94	●	●
Willbro Nominees Ltd	4,731,600	—	5.28	●	●

(1) Assuming subscription in full under the Employee Offer and no sale or acquisition of Ordinary Shares by any of such shareholders pursuant to the Offer.

(2) On an as converted basis.

(3) City of Edinburgh Council also holds 41,155 Deferred Shares.

(4) Enterprise Capital plc also holds 106,384 Deferred Shares.

6.3 None of the Directors is aware of any person or persons who are or, following the Offer will or are likely to be, directly or indirectly, jointly or severally, able to exercise control over the Company.

6.4 Following Admission, the Directors will have the following options to purchase Ordinary Shares:

Name	Number of Underlying Ordinary Shares	Date of Grant	Exercise Price (in pounds sterling)	Date from Which Exercisable	Expiry Date
Alastair David Milne	460,000*	17 December 1999	£0.15	17 December 2002	23 March 2006
	190,000	17 December 1999	0.15	17 December 2002	17 December 2009
	460,000*	23 March 2001	0.15	17 December 2002	23 March 2011
	10,000	20 March 2002	0.20	20 March 2005	20 March 2009
	490,000	20 March 2002	0.20	20 March 2005	20 March 2012
	220,000	1 January 2003	0.40	1 January 2006	1 January 2010
	498,900	14 August 2003	0.75	14 August 2006	14 August 2010
	1,100	14 August 2003	0.75	14 August 2006	14 August 2013
James Robert Craig Reid	310,600	15 December 1995	£0.03	15 December 1998	15 December 2005
	39,400	31 January 1996	0.03	31 January 1999	31 January 2006
	180,000	18 August 1997	0.25	18 August 2000	18 August 2004
	430,000*	17 December 1999	0.15	17 December 2002	17 December 2006
	120,000	17 December 1999	0.15	17 December 2002	17 December 2009
	430,000*	23 March 2001	0.15	17 December 2002	23 March 2011
	220,000	20 March 2002	0.20	20 March 2005	20 March 2009
	30,000	20 March 2002	0.20	20 March 2005	20 March 2012
	82,000	1 January 2003	0.40	1 January 2006	1 January 2010
	345,900	14 August 2003	0.75	14 August 2006	14 August 2010
	4,100	14 August 2003	0.75	14 August 2006	14 August 2013
George Reginald Elliott	10,000*	3 January 2000	£0.15	3 January 2003	3 January 2007
	190,000	3 January 2000	0.15	3 January 2003	23 March 2010
	10,000*	23 March 2001	0.15	3 January 2003	23 March 2011
	400,000	23 March 2001	0.15	23 March 2004	23 March 2011
	88,000	1 January 2003	0.40	1 January 2006	1 January 2010
	201,400	14 August 2003	0.75	14 August 2006	14 August 2010
	48,600	14 August 2003	0.75	14 August 2006	14 August 2013

Name	Number of Underlying Ordinary Shares	Date of Grant	Exercise Price	Date from Which Exercisable	Expiry Date
			(in pounds sterling)		
John Martin	176,200	15 December 1995	£0.03	15 December 1998	15 December 2005
Urwin	22,400	31 January 1996	0.03	31 January 1999	31 January 2006
	180,000	18 August 1997	0.25	18 August 2000	18 August 2004
	150,000*	17 December 1999	0.15	17 December 2002	17 December 2006
	150,000	17 December 1999	0.15	17 December 2002	17 December 2009
	150,000*	23 March 2001	0.15	17 December 2002	23 March 2011
	121,400	23 March 2001	0.15	23 March 2004	23 March 2011
	100,000	20 March 2002	0.20	20 March 2005	20 March 2009
	150,000	20 March 2002	0.20	20 March 2005	20 March 2012
	79,000	1 January 2003	0.40	1 January 2006	1 January 2010
	296,900	14 August 2003	0.75	14 August 2006	14 August 2010
	3,100	14 August 2003	0.75	14 August 2006	14 August 2013

* The Ordinary Shares compromising those options granted on 17 December 1999 and 3 January 2000 are subject to parallel option arrangements, whereby corresponding options were granted on 23 March 2001 on the basis that option holders may only exercise one of the options comprising such parallel arrangement but not both.

6.5 Save as disclosed in this paragraph 6, none of the Directors nor any connected person (the existence of which is known to, or could with reasonable diligence be ascertained by the relevant Director) has any interests (including any non beneficial interest) in the share capital of the Company or any of its subsidiaries or any options to acquire any such share capital.

7. Directors' Service Agreements and Emoluments

7.1 Details of existing Executive Directors' service contracts with the Company are as follows:

(a) The Company's service agreement with Alastair David Milne, Wolfson's Chief Executive Officer, is dated 25 September 2003 and provides for his appointment as a director. Dr Milne's service agreement with the Company is not for a fixed term and may be terminated by either party giving not less than twelve months' written notice. The Company has absolute discretion to terminate Dr Milne's employment at any time by making a payment in lieu of notice equivalent to his basic salary over any unexpired period of notice. The Company may also terminate Dr Milne's service agreement on not less than one month's written notice if he is, due to illness, injury or other incapacity, unable to perform his duties for a total period of 120 working days (whether or not consecutive) in any period of 12 months. His salary is currently £110,000 (approximately $182,457) per annum. The Company provides Dr Milne with a company car and an annual pension contribution of £8,360 (approximately $13,867), as well as private family healthcare cover.

(b) The Company's service agreement with James Robert Craig Reid, Wolfson's Chief Technical Officer, is dated 25 September 2003 and provides for his appointment as a director. Mr Reid's service agreement with the Company is not for a fixed term and may be terminated by either party giving not less than twelve months' written notice. The Company has absolute discretion to terminate Mr Reid's employment at any time by making a payment in lieu of notice equivalent to his basic salary over any unexpired period of notice. The Company may also terminate Mr Reid's service agreement on not less than one month's written notice if he is, due to illness, injury or other incapacity, unable to perform his duties for a total period of 120 working days (whether or not consecutive) in any period of 12 months. His salary is currently £82,000 (approximately $136,013) per annum. The Company provides Mr Reid with a company car and an annual pension contribution of £6,232 (approximately $10,337), as well as private family healthcare cover.

(c) The Company's service agreement with George Reginald Elliott, our Chief Financial Officer, is dated 25 September 2003 and provides for his appointment as a director. Mr Elliott's service agreement with the Company is not for a fixed term and may be terminated by either party giving not less than twelve months' written notice. The Company has absolute discretion to terminate Mr Elliott's employment at any time by making a payment in lieu of notice equivalent to his basic salary over any unexpired period of notice. The Company may also terminate Mr Elliott's service agreement on not less than one month's written notice if he is, due to illness, injury or other incapacity, unable to perform his duties for a total period of 120 working days (whether or not

consecutive) in any period of 12 months. His salary is currently £88,000 (approximately $145,966) per annum. The Company provides Mr Elliott a company car and an annual pension contribution of £6,688 (approximately $11,093), as well as private family healthcare cover.

(d) The Company's service agreement with John Martin Urwin, our Operations Director, is dated 25 September 2003 and provides for his appointment as a director. Mr Urwin's service agreement with the Company is not for a fixed term and may be terminated by either party giving not less than twelve months' written notice. The Company has absolute discretion to terminate Mr Urwin's employment at any time by making a payment in lieu of notice equivalent to his basic salary over any unexpired period of notice. The Company may also terminate Mr Urwin's service agreement on not less than one month's written notice if he is, due to illness, injury or other incapacity, unable to perform his duties for a total period of 120 working days (whether or not consecutive) in any period of 12 months. His salary is currently £79,000 (approximately $131,037) per annum. The Company provides Mr Urwin with a car allowance of £6,000 (approximately $9,952) and an annual pension contribution of £6,004, (approximately $9,959) as well as private family healthcare cover.

(e) All the Executive Directors participate in the Company's pension scheme providing benefits based on final pensionable pay. The current contribution rate is 13.6%, of which 6% is contributed by the employees.

(f) There is a non-contractual management incentive scheme for the Company's executive directors and senior management, whereby a bonus pool is created upon the Company's profits (before interest and tax) reaching £5.0 million (approximately $8.3 million). The bonus pool is capped at 5% of the Company's profits (before interest and tax). A recipient's individual cash bonus is capped at one times salary for each executive director or senior manager and is subject to the attainment of pre-determined personal objectives. Subject to meeting the above criteria the bonus pool is shared amongst the executive directors and senior management according to a pre-determined formula.

(g) The remuneration committee annually reviews the remuneration packages of the executive directors and the senior management team of the Company. It will do so again before the end of 2003. The remuneration committee's objective is to ensure that the remuneration policy creates competitive remuneration packages, taking into account, amongst other things, the market situation of the Company.

(h) There is a profit sharing scheme in place for all employees, under which we intend to give each employee 5% of their salary this year, with an additional level of discretionary bonus capable of being awarded. Those of our employees who have not been employed by us for an entire year at the time of the bonus would receive a pro rata equivalent. This scheme is discretionary and is ad hoc in its nature, although employees have been told that it will be implemented this year.

7.2 The following Directors have executed Agreements setting out their Terms of Appointment as non-executive directors of the Company:

(a) Under the terms of his agreement with the Company dated 25 September 2003, Mr David John Carey agreed to continue acting as a non-executive Director. Such appointment is for a fixed term of three years to 24 September 2006, during which time either party may terminate the appointment on one month's notice, or until terminated under the provisions of the Articles or under the Companies Acts. There is no provision for payment in lieu of notice. Mr Carey receives director's fees of £30,000 (approximately $49,761) per annum for acting as a non-executive director and Chairman of the Board (which is reviewed annually). He also receives expenses for travelling to and attending Board meetings. Mr Carey is not entitled to participate in any group bonus or pension schemes or other group benefit arrangements (except travel/accidents insurance). The agreement contains restrictions on the use or disclosure of the Company's confidential information.

(b) Under the terms of his agreement with the Company dated 25 September 2003, Mr Juergen Germies agreed to continue acting as a non-executive Director. Such appointment is for a fixed term of six months to 24 March 2004, during which time either party may terminate the appointment on one months' notice, or until terminated under the provisions of the Articles or under the Companies Acts. There is no provision for payment in lieu of notice. Mr Germies does not receive director's fees. He receives expenses for travelling to and attending Board meetings. Mr Germies is not entitled to participate in any group bonus or pension schemes or other group benefit arrangements (except travel/accidents insurance). The agreement contains restrictions on the use or disclosure of the Company's confidential information.

(c) Under the terms of his agreement with the Company dated 25 September 2003, Mr Ross King Graham agreed to act as a non-executive Director. Such appointment is for a fixed term of three years to 24 September 2006, during which time either party may terminate the appointment on one month's notice, or until terminated under the provisions of the Articles or under the Companies Acts. There is no provision for payment in lieu of notice. Mr Graham receives director's fees of £25,000 (approximately $41,468) per annum for acting as a non-executive director and a further £5,000 per annum (approximately $8,294) for acting as chairman of the audit committee) (each of which is reviewed annually). He also receives expenses for travelling to and attending Board meetings. Mr Graham is not entitled to participate in any group bonus or pension schemes or other group benefit arrangements (except travel/accidents insurance). The agreement contains restrictions on the use or disclosure of the Company's confidential information.

(d) Under the terms of his agreement with the Company dated 25 September 2003, Mr Barry Michael Rose agreed to continue acting as a non-executive Director. Such appointment is for a fixed term of three years to 24 September 2006, during which time either party may terminate the appointment on one month's notice, or until terminated under the provisions of the Articles or under the Companies Acts. There is no provision for payment in lieu of notice. Mr Rose receives director's fees of £25,000 (approximately $41,468) per annum for acting as a non-executive director and a further £5,000 per annum (approximately $8,294) for acting as chairman of the remuneration committee (each of which is reviewed annually). He also receives expenses for travelling to and attending Board meetings. Mr Rose is not entitled to participate in any group bonus or pension schemes or other group benefit arrangements (except travel/accidents insurance). The agreement contains restrictions on the use or disclosure of the Company's confidential information.

7.3 The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) granted to the Directors by the Company for the year ended 31 December 2002 amounted to approximately £390,000 (approximately $646,893). It is estimated that for the year ended 31 December 2003, the remuneration of the Directors will be approximately £670,000 (approximately $1,111,329).

7.4 The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) granted to the senior management, listed under "Management" in Part II of this document, by the Company for the year ended 31 December 2002 amounted to approximately £460,000 (approximately $763,002). It is estimated that for the year ended 31 December 2003, the remuneration of the senior management will be approximately £645,000 (approximately $1,069,862).

7.5 There is no arrangement under which a Director has agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

7.6 There are no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any of the Directors.

7.7 Save as disclosed above there are no existing or proposed service agreements between any of the Directors and any member of the Group.

7.8 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and which was effected in the current or immediately preceding financial year or during an earlier period and which remains in any respect outstanding or unperformed.

8. The Company's Share Schemes

8.1 Introduction

The Company established the First and Second Schemes in 1995 and the EMI Scheme in 2001. In addition, the Company has also established the 2003 Wolfson Microelectronics plc All Employee Share Scheme and the 2003 Wolfson Microelectronics plc Executive Share Scheme. Following Admission no further options will be granted under the First Scheme, the Second Scheme or the EMI Scheme. Future incentives will be provided through the New Schemes.

Summaries of the principal features of each of these arrangements are set out below.

8.2 The Wolfson Microelectronics plc First Executive Share Option Scheme

(a) ***General***

The First Scheme was adopted by the Company on 7 April 1995 and has been approved by the UK Inland Revenue. As at the date of this document, options over a total of 4,400,600 Ordinary Shares were outstanding under the First Scheme. All such options are or may become exercisable on and after Admission. As mentioned above, following Admission no further options will be granted under the First Scheme. Benefits under the First Scheme are not pensionable.

(b) *Eligibility*

All full time directors and employees of the Company and any subsidiary of the Company who is not within two years of retirement have been eligible to be granted options, at the discretion of the Directors.

(c) *Exercise Price*

Options have been granted at full market value from time to time. The market value has been agreed with the Inland Revenue prior to each date of grant.

(d) *Limits on Share Capital*

The rules of the First Scheme limit the grant of options so that the number of Ordinary Shares issued or remaining issuable by virtue of options granted in the preceding ten years under the First Scheme and any other employee share scheme established by the Company could not exceed 17% of the issued share capital at the date of grant.

(e) *Individual Limit*

Options may not be granted to a participant if that grant would result in the aggregate market value of Ordinary Shares comprising options granted to him under the First Scheme exceeding £30,000. Options which have been exercised or lapsed or been surrendered have been ignored in calculating this limit.

(f) *Exercise of Options*

Options are normally not exercisable prior to the third anniversary of the date on which the option was granted. However, if an optionholder ceases to be an employee of the Group as a result of death, injury, disability, redundancy, retirement or because the company by which he is employed ceases to be a member of the Group or any other reason at the discretion of the Directors, his options will be exercisable in full for a period of six months following such cessation of employment.

Options lapse immediately on cessation of employment for any other reason.

(g) *Changes in Control, Reconstruction and Winding-up*

Options may be exercised in the event of a change of control, reconstruction or winding-up of the Company, notwithstanding that such options have not been held for at least three years. Where another company acquires control of the Company, options may, in some circumstances, be exchanged for equivalent options over shares in the acquiring company or certain other companies in the acquiring company's group.

(h) *Adjustments*

Options may be adjusted by the Directors following a variation of share capital, (whether by way of a capitalisation or rights issue, a reduction or sub-division or consolidation or by a conversion of one class of shares in the capital of the Company into another class or by way of a variation of rights attaching to any class of shares in the capital of the Company) provided that the Company's auditors confirm any adjustment as fair and reasonable and the prior approval of the Inland Revenue is obtained.

(i) *Issue of Shares*

On the exercise of options, the Company is obliged to issue shares within 28 days of such exercise. All shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment, other than in relation to a dividend payable by reference to a prior record date.

(j) *Amendments*

The Directors may amend the rules of the First Scheme at any time provided that the prior approval of the Company in general meeting is obtained for amendments which are to the advantage of participants and relate to eligibility, the extent of participation, the subscription price, the scheme limits, adjustment of options on a variation of share capital and certain other provisions. All amendments require the approval of the Inland Revenue.

8.3 **The Wolfson Microelectronics plc Second Executive Share Option Scheme**

(a) *General*

The Second Scheme was adopted by the Company on 17 June 1995. It has not been approved by the UK Inland Revenue. As at the date of this document, options over a total of 9,492,500 Ordinary Shares were outstanding under the Second Scheme of which 2,906,000 Ordinary Shares comprising those

options are subject to parallel option arrangements, whereby corresponding options were granted under the EMI Scheme on the basis that optionholders may only exercise one of the options comprising such parallel arrangements but not both. All such options are or may become exercisable on and after Admission. As mentioned above, following Admission no further options will be granted under the Second Scheme. Benefits under the Second Scheme are not pensionable.

(b) ***Eligibility***

All directors and employees (whether or not full time) of the Company and any subsidiary of the Company who is not within two years of retirement have been eligible to be granted options, at the discretion of the Directors.

(c) ***Exercise Price***

The Directors may set the option price at any level provided that it is greater than the nominal value of the Ordinary Shares. All options have, in fact, been granted at levels which the Directors considered to be the market value of the Ordinary Shares at or around the time options were granted.

(d) ***Limits on Share Capital***

The rules of the Second Scheme limit the grant of options so that the number of Ordinary Shares issued or remaining issuable by virtue of options granted under the Second Scheme and any other employee share scheme established by the Company in the ten years following the date on which the Second Scheme was adopted could not exceed 17% of the issued share capital at the date of grant.

(e) ***Individual Limit***

Options may not be granted to a participant if that grant would result in the aggregate market value of Ordinary Shares comprising options granted to him under the Second Scheme, and any other employee share scheme adopted by the Company, exceeding the greater of four times the participant's PAYE earnings or £100,000 (approximately $165,870), whichever is the greater. Options which have been exercised or lapsed or been surrendered have been ignored in calculating this limit.

(f) ***Exercise of Options***

The Directors when granting options may set the time or times at which options may become exercisable. Options are not normally exercisable prior to the third anniversary of the date on which the option was granted.

If an optionholder ceases to be an employee of the Group as a result of death, injury, disability, redundancy, retirement or because the company by which he is employed ceases to be a member of the Group or any other reason at the discretion of the Directors, his options may be exercised in full for a period of time following such cessation of employment (normally 2 months other than in circumstances of death in respect of which the exercise period is 6 months). Unexercised options at the end of that period lapse. Options lapse immediately on cessation of employment for any other reason.

(g) ***Changes in Control, Reconstruction and Winding-up***

Options may be exercised in full in the event of a change of control, reconstruction or winding-up of the Company.

(h) ***Adjustments***

Options may be adjusted by the Directors following a variation of share capital, whether by way of a capitalisation or rights issue, a reduction or sub-division or consolidation or by a conversion of one class of shares in the capital of the Company into another class or by way of a variation of rights attaching to any class of shares in the capital of the Company, provided that the Company's auditors confirm any adjustment as fair and reasonable.

(i) ***Issue of Shares***

On the exercise of options, the Company is obliged to issue shares within 28 days of an option exercise. All shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment, other than in relation to a dividend payable by reference to a prior record date.

(j) ***Amendments***

The Directors may amend the rules of the Second Scheme at any time provided that the prior approval of the Company in general meeting is obtained for amendments which are to the advantage of participants and relate to eligibility, the extent of participation, the subscription price, the scheme limits, adjustment of options on a variation of share capital and certain other provisions.

8.4 **The Wolfson Microelectronics plc Enterprise Management Incentive Scheme**

(a) *General*

The EMI Scheme was adopted by the Company on 23 March 2001. It has not been formally approved by the UK Inland Revenue but options granted under the EMI Scheme are intended to benefit from the tax advantages accorded to qualifying enterprise management incentive options by virtue of the Income Tax (Earnings and Pensions) Act 2003. As at the date of this document, options over a total of 6,094,900 Ordinary Shares were outstanding under the EMI Scheme. All such options are or may become exercisable on and after Admission. As mentioned above, following Admission no further options will be granted under the EMI Scheme. Benefits under the EMI Scheme are not pensionable.

(b) *Eligibility*

All employees of the Company and any subsidiary of the Company who works at least 25 hours per week (or commits at least 75% of working time to the business of the Group) and is not within two years of retirement have been eligible to be granted options, at the discretion of the Directors.

(c) *Exercise Price*

The Directors may set the option price at any level. All options have, in fact, been granted at levels which have equated with the market value of the Ordinary Shares at or around the time options were granted, as agreed with the Inland Revenue.

(d) *Limits on Share Capital*

The rules of the EMI Scheme limit the grant of options so that the number of Ordinary Shares issued or remaining issuable by virtue of options to subscribe under the EMI Scheme and any other employee share scheme established by the Company could not exceed 17% of the issued share capital at the date of grant.

Furthermore, the aggregate market value, as at the relevant dates of grant, of all shares comprising unexercised options under the EMI Scheme may not exceed £3.0 million (approximately $5.0 million).

(e) *Individual Limit*

Options may not be granted to a participant if that grant would result in the aggregate market value of Ordinary Shares comprising options granted to him under the EMI Scheme, and any tax approved or EMI employee share option scheme adopted by the Company, exceeding £100,000 (approximately $165,870 million) or such other limit as may be imposed on EMI options by applicable legislation. Options which have been exercised or lapsed or been surrendered have been ignored in calculating this limit.

(f) *Exercise of Options*

The Directors when granting options may set the time at which options may first become exercisable. The most recent grant of options provided that options would become exercisable in the normal course of events after 3 years.

If an optionholder ceases to be an employee of the Group as a result of death, injury, ill-health, disability, redundancy, retirement or the Company by which he is employed ceases to be a member of the Company's group or any other reason at the discretion of the Directors, his options may be exercised in full for a period of 40 days following such cessation of employment (in the case of death the Directors may extend this period up to any period not exceeding 12 months). Unexercised options lapse at the end of the relevant period. Options lapse immediately on cessation of employment for any other reason.

(g) *Changes in Control, Reconstruction and Winding-up*

Options may be exercised in full in the event of a change of control, reconstruction or winding-up of the Company. However, where the acquiring company has offered the grant of replacement options the Directors may, in certain circumstances, provide that options are not exercisable.

(h) *Adjustments*

Options may be adjusted by the Directors following a variation of share capital (including, but without prejudice to the generality of the foregoing, any capitalisation, rights issue or open offer or any consolidation, sub-division or reduction of capital).

(i) *Issue or Transfer of Shares*

On the exercise of options, the Company is obliged either to issue shares or procure the transfer of shares (from a trustee of an employee benefit trust or from a holding of treasury shares) within 30 days of the date on which the option is exercised.

All shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment, other than in relation to rights determined by reference to a prior record date.

(j) *Amendments*

The Directors may amend the rules of the EMI Scheme at any time provided that the prior consent of participants is obtained in relation to amendments which prejudice subsisting rights.

8.5 The 2003 Wolfson Microelectronics plc All Employee Share Scheme and The 2003 Wolfson Microelectronics plc Executive Share Scheme

(a) *General*

In order to provide incentives to directors and employees following Admission, the Company, on 25 September 2003, established the New Schemes. As at the date of this document no options have been granted under the New Schemes.

The 2003 Employee Scheme and the 2003 Executive Scheme are very similar. Both comprise two parts — one to be approved by the Inland Revenue so as to provide tax qualified options and one not so approved. This structure enables the Company to utilise the available UK tax reliefs and yet retain the flexibility to provide options in excess of the limits imposed by the applicable tax legislation. This facilitates the provision of appropriate levels of incentives to directors and employees.

Many of the powers under the New Schemes are reserved to the Directors. However, notwithstanding this, it is intended that both schemes will be operated by the remuneration committee of the Board.

Benefits under the New Schemes are not pensionable.

The following description applies to both the 2003 Employee Scheme and the 2003 Executive Scheme, unless the contrary is stated.

(b) *Eligibility*

Directors and employees of the Company and any subsidiary of the Company are eligible to be granted options under the New Schemes, save that options under the approved part of each of the New Schemes may not be granted to part-time Directors. Participation is at the discretion of the Directors.

(c) *Grant of options*

Options under the 2003 Executive Scheme will only be granted to selected Directors and senior management. Employees below these levels will, at the discretion of the Directors, participate in the 2003 Employee Scheme.

Options will be granted for nil consideration and will be granted in the 42 days following the announcement of the Company's results (for any period) or at any other time if exceptional circumstances exist so as to justify the grant of options. In addition, options may be granted within the 42-day periods following Admission or when the approved parts of the New Schemes first receive Inland Revenue approval.

(d) *Exercise price*

Options will be granted at an exercise price which is not less than the market value of the Company's Ordinary Shares on the London Stock Exchange dealing day immediately prior to the date of grant (or, in the case of Inland Revenue approved options, some other date agreed with the Inland Revenue) or, at the discretion of the Board, the average market value over the three London Stock Exchange dealing days immediately prior to the date of grant and, where Ordinary Shares are to be subscribed, their nominal value. For this purpose market value shall mean the middle market quotation as derived from the Official List.

(e) *Performance targets*

Options granted under the 2003 Employee Scheme will not be subject to performance targets. Options granted under the 2003 Executive Scheme will be subject to such targets as the Board determine from time to time.

(f) *Limits on Share Capital*

The rules of both New Schemes limit the grant of options so that the number of Ordinary Shares issued or remaining issuable by virtue of options granted under those schemes, and any other employee share scheme established by the Company in the ten years following Admission, cannot exceed 10% of the Company's issued share capital on the relevant date of grant.

(g) *Individual limit*

As mentioned above, both New Schemes are divided into two parts: a part to be approved by the Inland Revenue and a part which is not so approved. The approved part allows for options to subsist over Ordinary Shares worth up to £30,000 at the original exercise price in respect of each optionholder. Ordinary shares in excess of this limit up to 150% of basic annual salary may be granted in each year (more, in exceptional circumstances) under the unapproved part. Options which have been exercised or lapsed or been surrendered will be ignored in calculating these limits.

(h) *Exercise of options*

The Board, when granting options, will set the time or times at which options may become exercisable. The remuneration committee of the Board currently intend that options under the 2003 Employee Scheme will be subject to a four year vesting schedule such that 25% of the option will become exercisable on the first anniversary of its grant with the remainder becoming exercisable over the following 36 months in equal monthly instalments. Options granted under the 2003 Executive Scheme will vest in accordance with the performance targets imposed in relation to those options.

Under the 2003 Employee Scheme, if an optionholder ceases to be an employee of the Group as a result of death, injury, disability, redundancy, retirement or because the Company by which he is employed ceases to be a member of the Company's group or the business in which the optionholder is employed is sold or any other reason at the discretion of the Board, options will normally be exercisable only to the extent vested as at the date of cessation of employment, subject to the Board allowing options to be exercised to a greater extent, for a period of six months (one year in the case of death), following such cessation. The Board may permit a longer period within which the options may be exercised.

Under the 2003 Executive Scheme where an optionholder leaves in such "good leaver" circumstances within the performance period, options will be exercisable at the discretion of the Board. The Board will exercise its discretion based on the performance of the Company as at the date of leaving by reference to the performance target applicable to the relevant options. If options are exercisable they shall remain so for a period of six months (one year in the case of death), or such longer period as the Board determines.

(i) *Changes in Control, Reorganisation and Winding-up*

Options may be exercised in full in the event of a change of control, reconstruction or winding-up of the Company.

(j) *Adjustments*

Options may be adjusted by the Board following a capitalisation, rights issue, open offer or sub-division, consolidation or reduction in the capital of the Company or any other variation of share capital subject, in the case of options under the approved parts of the New Schemes, to prior approval from the Inland Revenue.

(k) *Issue of Shares*

On the exercise of options, the Company is obliged to issue shares within 28 days of such exercise. All shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment, other than in relation to a dividend payable by reference to a prior record date.

(l) *Amendments*

The Directors may amend the rules of the New Schemes at any time provided that the prior approval of the Company in general meeting is obtained for amendments which are to the advantage of participants and relate to eligibility, the extent of participation, the exercise price, the scheme limits, adjustment of options on a variation of share capital and certain other provisions unless such amendments are minor amendments to benefit the administration of the relevant New Scheme, to take into account a change in legislation or to obtain or maintain favourable tax treatment for participants, the Company or participating group companies. Amendments to the provisions of the approved parts of the New Schemes which may affect tax status require Inland Revenue approval. In addition, schemes similar to the New Schemes for non-UK employees may be established but modified to take into account local tax, securities laws and other local requirements.

8.6 All options granted on or after 13 June 2002 under the Second Scheme and all options granted under the EMI Scheme have been granted on the basis that optionholders meet the whole of any UK employer's national insurance liability. Any UK employer's national insurance liability arising on the exercise of options granted to UK resident individuals under the Second Scheme prior to 12 June 2002, and any non-UK employer's social security charges arising on the exercise of options granted to individuals who are resident in countries other than the UK, will be met by the Group. If the likely liability were to be calculated on the basis of the Offer Price the total national insurance and non-UK employer's social security charge (together, the "social security charge") would be approximately £ • ($ •). The actual amount of the social security charge payable will depend on the number of employees who remain with the Group and exercise their options, the market price of the Ordinary Shares at the time of exercise and the prevailing social security rates in the relevant countries at that time. If the Group's share value were to appreciate, or the social security rates in the relevant countries were to increase, the Group's liability for social security would increase, and could constitute a material cash obligation in future periods.

It is intended that, where possible, the whole of any employer social security charge which may arise in relation to options granted under the New Schemes will be met by the employees. In some jurisdictions such transfer of liabilities may not be possible.

9. Pensions

9.1 UK Pension Arrangements

(a) General

There are two ongoing pension arrangements, namely the Wolfson Microelectronics plc Pension Scheme and the Wolfson Defined Contribution Pension Scheme (the "**DC Scheme**"). In addition, the Company participated in Stanplan F, an insured defined benefit pension scheme for numerous employers operated by Standard Life. In 2000 Standard Life withdrew from the defined benefit pension market. This led to the Company's establishing the Wolfson Microelectronics plc Pension Scheme in November 2000.

(b) Wolfson Microelectronics plc Pension Scheme

The Wolfson Microelectronics plc Pension Scheme is a defined benefit scheme. It is contracted out of the state second pension and is treated as an "exempt approved scheme" for the purposes of Chapter I of Part XIV of the Income and Corporation Taxes Act 1988. The assets of the scheme are held by the trustees, currently David Milne, George Elliott and James Reid.

In relation to pension accrual, this scheme was closed to new entrants with effect from 2 July 2002. Employees who joined the scheme prior to its closure continue to accrue benefits. The scheme remains open in relation to life assurance benefits only.

Including life assurance only members, as at 2 January 2003, this scheme had 84 active members, 27 deferred pensioners and 1 pensioner. Currently, the Company contributes at the rate of 7.6% of pensionable salary. This resulted in a total employer contribution for the year ended 31 December 2002 of £162,000. Employees contribute at the rate of 6% of pensionable salary.

The scheme has a standard accrual rate of 1/60th and the normal retirement date (for both men and women) is 65. Benefits can be taken earlier with the consent of the Company and the trustees and may be actuarially reduced to take into account early payment.

The scheme's assets currently comprise units in Standard Life's Overseas and UK Equity Funds. As at 31 December 2002, 70.6% of the scheme's assets were held within the UK Equity Fund with the remainder (29.4%) in the Overseas Fund. In broad terms, this weighting has been maintained. Life assurance benefits are fully insured.

Part V of this document contains the Accountants' Report on the Group. Within that report (at paragraph 5.22) the pension costs in relation to the scheme under FRS 17 are stated. The FRS 17 figures as at 30 June 2003 disclose a net pension liability of $2,589,000.

Notwithstanding this, the Company and the trustees have received advice from the scheme actuary that the scheme was funded to an appropriate level. In particular, the actuary has confirmed that as at 1 January 2003 the scheme's funding level exceeded that required under the statutory minimum funding requirement. It should be noted that, currently, the average age of scheme members is 35 and that there is only one pension in payment which is, in fact, fully insured. One consequence of this scheme profile is that the trustees have, consistent with advice received, been able to invest in equities, which have, over the long term, an expected higher rate of return than bonds.

FRS 17 figures are calculated on the assumption that a scheme's assets are invested entirely in corporate bonds. Thus, in common with many other pension schemes, the Wolfson Microelectronics plc Pension Scheme discloses a FRS 17 deficit. However, the trustees and Company have agreed a level of contributions in accordance with prudent actuarial assumptions as advised by the scheme actuary to target a prudent ongoing funding objective. These contributions will also be sufficient (based upon the prescribed assumptions) to comply with the minimum funding requirement.

(c) **Wolfson Microelectronics plc Defined Contribution Pension Scheme**

As mentioned above, the Wolfson Microelectronics plc Pension Scheme was closed to new entrants with effect from 2 July 2002 in respect of benefits other than life assurance. Accordingly, all new employees from that date are invited to join the DC Scheme. This scheme is strictly on a defined contribution basis. The Company makes contributions on behalf of the members on a matching basis up to a maximum of 6% of salary. During the year ended 31 December 2002, the total amount contributed by the Company was £2,000.

(d) **Stanplan F**

The Company, prior to 2000, participated in Stanplan F (an insured arrangement with Standard Life) on a defined benefit basis. In 2000, Standard Life withdrew from the defined benefit market and proceeded to wind-up Stanplan F. As a result, all benefits relating to employees and ex-employees of the Group under this arrangement have either been transferred to the Wolfson Microelectronics plc Pension Scheme or been fully secured with an insurance company.

9.2 **Non-UK Pension Arrangements**

Non-UK employees of the company make their own pension arrangements. In relation to US employees, the relevant subsidiary of the Company makes contributions to employees' pension arrangements. Such contributions are on a defined contribution and matching basis up to a maximum contribution of 3% of pay per annum.

10. Securities Law

10.1 *General*

The distribution of this document and the offer of Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes are required by the Underwriters, the Company and the Selling Shareholders to inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdiction. Persons receiving this document should not distribute or send it into any jurisdiction where to do so would or might contravene local securities laws or regulations.

No action has been taken by the Company, the Selling Shareholders or the Underwriters that would permit, otherwise than under the Offer, an offer of Ordinary Shares or possession or distribution of this document or any other offering material relating to Ordinary Shares in any jurisdiction where action for that purpose is required. No offer is being made, or being permitted to be made, to the public in any jurisdiction.

None of the Ordinary Shares may be offered for subscription, sale or purchase or be subscribed, sold or delivered, and this document and any other material in relation to the Ordinary Shares may not be circulated in any jurisdiction where to do so would break any securities laws or regulation of any such jurisdiction or, other than in the UK, give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration.

10.2 *United States*

Because of the following restrictions, investors are advised to consult legal counsel prior to making any resale, pledge or transfer of Ordinary Shares.

The Ordinary Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Ordinary Shares may not be offered,

sold, pledged or otherwise transferred in the United States except to qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A.

In addition, until 40 days after the later of the commencement of the Offer and the completion of the distribution of the Ordinary Shares, an offer or sale of Ordinary Shares within the United States by any dealer may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

Each purchaser of Ordinary Shares offered and sold hereby that is located in the United States or is a US person (as defined in Regulation S under the Securities Act) will be deemed to have represented and agreed as follows (terms defined in Rule 144A or Regulation S shall have the same meaning in this paragraph):

(a) the purchaser: (1) is a qualified institutional buyer (a "**QIB**"); (2) is aware that the sale of the Ordinary Shares to it is being made in reliance on Rule 144A; (3) is acquiring such Ordinary Shares for its own account or for the account of a QIB, as the case may be; and (4) is aware that such Ordinary Shares are restricted securities and that such Ordinary Shares may not be deposited into any unrestricted depositary receipt facility in respect of the Ordinary Shares established or maintained by a depositary bank, unless at the time of deposit such Ordinary Shares are eligible for transfer in accordance with Rule 144(k) under the Securities Act; and

(b) the purchaser understands that the Ordinary Shares are being offered only in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that the Ordinary Shares have not been and will not be registered under the Securities Act and that: (1) it may not resell, pledge or otherwise transfer any of such Ordinary Shares except: (i) to a person whom the seller and/or any person acting on its behalf reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A; (ii) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S; (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available); or (iv) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States or any other jurisdiction; and (2) the purchaser will, and each subsequent holder of such Ordinary Shares is required to, notify any purchaser of such Ordinary Shares from it of the resale restrictions referred to in (1) above.

No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the Ordinary Shares.

11. Principal Investments

Other than the acquisition of Westfield House, the new Edinburgh headquarters, the Group has not made any principal investment in the last three years or during the current financial year.

12. Principal Establishments

The following are the principal establishments of the Group:

Location	Tenure	Rent (£) (per annum)	Expiry date	Approximate Area (square feet)
Westfield House, 22 Westfield Road, Edinburgh EH11 2QR, Scotland	Freehold	n/a	n/a	48,000
Lutton Court, 20 Bernard Terrace, Edinburgh EH8 9NX, Scotland	Leasehold	70,000	April 2015[1]	22,000
16875 West Barnado Drive, Suite 280, San Diego, CA 92127, USA	Leasehold	29,000	June 2005	2,000
5F-9, No. 6, Lane 180, Min-Chuan East Road Sec 6, Taipei, Taiwan	Leasehold	22,000	July 2004	3,350
74-1 Yamashita-cho, Naka-ku, Yokohama, 231-0023, Kanagawa, Japan	Leasehold	17,000	January 2004	1,500

(1) The Company has an option to terminate on 18 April 2006

13. Material Contracts

The following are all of the contracts, not being contracts entered into in the ordinary course of business, which have been entered into by the Group: (i) within two years immediately preceding the date of this document and are, or may be, material to the Group; and (ii) contain a provision under which any member of the Group has any obligation or entitlement which is, or may be, material to the Group at the date of this document:

13.1 *Investment Agreement*

On 25 September 2001 the Company entered into an investment agreement with the executive Directors and West Equity (the "**Investment Agreement**"). The Investment Agreement provided for the Company to issue 5,318,496 Preference Shares to West Equity, existing Shareholders and other investors at a price of £1.00 per Preference Share. The Preference Shares automatically convert into ordinary shares of £0.10 each on: (i) an underwritten public offering in which the gross proceeds due to the Company (before commissions and expenses) exceed £7,500,000 (approximately $12.4 million) and the price per ordinary share of £0.10 each (based on an underwritten price in that offering) exceeds 1.75 times the applicable conversion price, which was initially £28.0 (subject to adjustment in accordance with the then articles of association of the Company) (the "**Conversion Price**"); or (ii) on a listing approved by West Equity. The Preference Shares convert into fully paid ordinary shares of £0.10 each on the basis of applying the aggregate nominal value of the Preference Shares to be converted to subscribe for ordinary shares of £0.10 each at a price per ordinary share of £0.10 each equal to the Conversion Price. The Company and the executive Directors gave normal warranties to West Equity, under which the Company's maximum liability is £3,500,000 (approximately $5,805,450) (provided no liability will arise until all claims exceed £50,000 (approximately $82,935)). The warranties, other than in relation to taxation, have expired. The Company agreed to certain standard continuing undertakings relating to the ongoing operation of the Company and the use of the subscription monies received under the Investment Agreement. The Investment Agreement terminates on Admission, at which time the Preference Shares issued thereunder automatically convert to Ordinary Shares.

13.2 *Share Buy Back Agreement*

The Company and Sanyo Semiconductor entered into a share buy back agreement and a side letter relating to it, each dated 19 October 2001 (the "**Buy Back Agreements**"). The Buy Back Agreements provided for the sale of 50,357 ordinary shares of £0.10 each by Sanyo Semiconductor to the Company for a total consideration of £1,409,996 (approximately $2,338,760). The Buy Back Agreements were approved by special resolution at an extraordinary general meeting of the Company.

13.3 *Sanyo Subscription Deed*

The Company and Sanyo Semiconductor entered into a subscription deed dated 19 October 2001 (the "**Sanyo Subscription Deed**"). The Sanyo Subscription Deed provided for the allotment and issue of 1,409,996 Preference Shares to Sanyo Semiconductor in consideration for an aggregate subscription price of £1,409,996 (approximately $2,338,760). The Preference Shares automatically convert into Ordinary Shares on the same terms as the Preference Shares described in paragraph 13.1 above. The Company gave normal warranties to Sanyo Semiconductor, all of which have subsequently expired. The Company agreed to certain standard continuing undertakings, including the provision of information rights concerning the Company and consent rights relating to the issue of shares in the Company. The consent of Sanyo Semiconductor has been obtained by the Company to the Sanyo Subscription Deed terminating on Admission.

13.4 *Missives relating to Westfield House*

On 4 September 2003, the Company and Granfit Holdings Limited entered into missives (the "**Missives**") for the acquisition of Westfield House, Edinburgh from Granfit Holdings Limited. The acquisition also completed on 4 September 2003. The consideration for the acquisition was £9.0 million (approximately $14.9 million) excluding any VAT and stamp duty properly chargeable. Pursuant to the Missives, the Company assumed existing service contracts and is responsible for all payments due under these contracts with A.D.T. and Otis as from 4 September 2003. The £9.0 million used to acquire Westfield House is the subject of a loan agreement between the Company and the Bank of Scotland Plc. The loan bears interest at the rate of 1.5% per annum over base rate. The loan is repayable quarterly over 20 years, with a two year moratorium on repayment. The loan is secured by a floating charge and a standard security over the property.

13.5 *The Underwriting Agreement*

See paragraph 14 below for a discussion of the Underwriting Agreement.

14. Underwriting Arrangements

14.1 *Underwriting Agreement*

Citigroup Global Markets U.K. Equity Limited is acting as sole bookrunner of the Offer and as representative of the underwriters named in the table below. Citigroup Global Markets U.K. Equity Limited and Cazenove & Co. Ltd are acting as joint lead managers of the Offer. SoundView is acting as US co-manager of the Offer and, as such, will not be involved in procuring subscribers for Ordinary Shares in the United Kingdom.

Under the terms of and subject to the conditions contained in the Underwriting Agreement, dated • 2003, entered into between the Company, the Directors, the Selling Shareholders and the Underwriters, the Underwriters named below have severally agreed, subject to the fulfilment of certain conditions, including among other things, the delivery of legal opinions by our legal counsel and by legal counsel to the Selling Shareholders, either to procure subscribers or purchasers for, or failing which to subscribe or purchase themselves, at the Offer Price, the respective number of shares set forth opposite its name in the table below. The Company has agreed to allot and issue, and the Selling Shareholders have agreed to sell, in each case at the Offer Price, to subscribers or purchasers procured by the Underwriters, or failing which, to the Underwriters themselves, the number of Shares indicated below:

Underwriter	Number of Ordinary Shares	Number of Existing Ordinary Shares
Citigroup	•	•
Cazenove	•	•
SoundView Technology Group	•	•
Total	•	•

The Underwriting Agreement contains, amongst others, the following further provisions:

(a) The Company has appointed Citigroup as sponsor in connection with the Admission.

(b) Citigroup, as stabilising manager, on behalf of the Underwriters, has entered into the Over-allotment Option with certain Selling Shareholders, pursuant to which Citigroup may acquire, or procure acquirors for, up to • Existing Ordinary Shares at the Offer Price for the purposes of allowing Citigroup to meet over-allocations, if any, in connection with the Offer and to cover short positions resulting from stablilisation transactions. Following Admission, the number of Existing Ordinary Shares which are the subject of the Over-allotment Option may vary but will be determined not later than • 2003. Settlement of any acquisition of Existing Ordinary Shares pursuant to the Over-allotment Option will take place shortly after such determination (or if acquired on Admission, at Admission). If any Existing Ordinary Shares are acquired pursuant to the Over-allotment Option, Citigroup will be committed to pay to the relevant Selling Shareholder, or procure that payment is made to it of, an amount equal to the Offer Price multiplied by the number of Existing Ordinary Shares made available or arranged to be made available by that Selling Shareholder, less commissions. Save as required by law or regulation, Citigroup does not intend to disclose the extent of any over-allotments made and/or any stabilisation transactions.

(c) The Company has agreed that the Underwriters may deduct from the proceeds of the Offer payable to the Company a commission of 4.3% of the amount equal to the Offer Price multiplied by the aggregate number of New Ordinary Shares which the Underwriters have agreed to procure acquirers for, or failing which to acquire, pursuant to the terms of the Underwriting Agreement, and the Selling Shareholders have agreed that the Underwriters may deduct from the proceeds of the Offer payable to the Selling Shareholders a commission of 4.3% of the amount equal to the Offer Price multiplied by the aggregate number of Existing Ordinary Shares which the Underwriters have agreed to procure acquirers for, or failing which to acquire, pursuant to the terms of the Underwriting Agreement.

In addition to the commissions described above, the Company and the Selling Shareholders may, each in their respective sole discretion, pay, to Citigroup (on behalf of the Underwriters) a commission of up to 1% of the gross proceeds of the Ordinary Shares (including in the case of

Selling Shareholders, Ordinary Shares sold pursuant to the over-allotment option), the amount of such commission (if any), and the allocation as between the Underwriters, to be determined, in the sole discretion of the Company or the Selling Shareholders (as the case may be).

All commissions will be paid together with any value added tax chargeable thereon.

(d) The obligations of the parties to the Underwriting Agreement are subject to certain conditions including, amongst others, that Admission occurs by no later than 8:00 a.m. on • 2003 or such later time and/or date as we and Citigroup may agree in writing. Citigroup may cease to be obliged to comply with the terms of or terminate the Underwriting Agreement in certain circumstances prior to Admission, including on the occurrence of certain material adverse changes in the condition (financial or otherwise), prospects, earnings, business or properties of the Group, taken as a whole, and certain changes in financial, political or economic conditions (as more fully set out in the Underwriting Agreement).

(e) The Company and the Selling Shareholders have severally agreed to pay or cause to be paid (together with any related value added tax) certain costs applicable to each of them, charges, fees and expenses of, or in connection with, or incidental to, amongst other things, the Offer and/or Admission. In addition, the Company and the Selling Shareholders have, in certain circumstances, agreed to pay and/or reimburse any stamp duty or SDRT arising out of or in connection with the arrangements that are the subject of the Underwriting Agreement.

(f) The Company, the Directors (other than Mr Germies) and the Selling Shareholders have given certain representations and warranties to the Underwriters and, in addition, the Company and the Selling Shareholders have given certain indemnities to the Underwriters. The liabilities of the Company are unlimited as to time and amount; those of the Directors and the Selling Shareholders are limited as to amount.

(g) The Company has undertaken, amongst other things, to each of the Underwriters that, for a period beginning at • 2003 and continuing to and including the date six months after Admission, it will not, without the prior written consent of Citigroup, offer, sell or contract to sell, pledge or otherwise dispose of Ordinary Shares (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise of Ordinary Shares) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, or announce the offer of any Ordinary Shares or any securities convertible into, or exchangeable for, shares of the Company, other than the Ordinary Shares issued pursuant to the Underwriting Agreement; provided, however, that the Company may issue Ordinary Shares pursuant to any employee share option plan, share ownership plan or dividend reinvestment plan of the Company described in this document and in effect on the date of the Underwriting Agreement, and the Company may issue Ordinary Shares issuable upon the conversion of securities or exercise of warrants outstanding at the date of the Underwriting Agreement and as described in this document.

(h) Each of the Directors (other than Mr Germies) has undertaken to each of the Underwriters that, save for (i) the acceptance of a general offer for the ordinary share capital of the Company made in accordance with the City Code or the provision of any irrevocable undertaking to accept such an offer, (ii) ordinary shares in the Company transferred to a member of such Director's immediate family or any trust set up solely for such persons, where such persons or the trustees of such trusts execute an undertaking in a form reasonably satisfactory to Citigroup on behalf of the Underwriters in relation to such ordinary shares agreeing to be bound by the restrictions contained in the Underwriting Agreement, and (iii) certain other limited exceptions, for a period beginning at • 2003 and continuing to and including the date nine months after Admission, such Director will not, without the prior written consent of Citigroup, offer, sell or contract to sell, pledge or otherwise dispose of Ordinary Shares (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual or effective economic disposition due to cash settlement or otherwise of Ordinary Shares) by such Director or any person in privity with such Director), directly or indirectly, or announce the offer of any Ordinary Shares or any securities convertible into, or exchangeable for, shares of the Company.

(i) Each of the Selling Shareholders has undertaken, amongst other things, to each of the Underwriters that, save for (i) the acceptance of a general offer for the ordinary share capital of the Company made in accordance with the City Code or the provisions of an irrevocable undertaking to accept such an offer, (ii) the transfer or disposal of Ordinary Shares by the Selling Shareholders to certain affiliates provided that such affiliates, before registration of any transfer of such Ordinary Shares, executes an undertaking in a from reasonably satisfactory to Citigroup on behalf of the Underwriters in relation to such Ordinary Shares agreeing to be bound by the restrictions contained in the Underwriting Agreement, (iii) any disposal made by a Selling Shareholder to the Underwriters or purchasers procured by them in or for purposes of the Offer and (iv) a sale of Ordinary Shares to an offeror or potential offeror during an offer period (within the meaning of the City Code) for a period beginning at • 2003, and continuing to and including the date six months after Admission, such Selling Shareholder will not, without the prior written consent of Citigroup, offer, sell or contract to sell, pledge or otherwise dispose of Ordinary Shares (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise of Ordinary Shares) by such Selling Shareholder, directly or indirectly, or announce the offer of any Ordinary Shares or any securities convertible into, or exchangeable for, shares of the Company, other than Ordinary Shares sold pursuant to the Underwriting Agreement.

14.2 *Plan of Distribution*

The Underwriters propose to resell the Ordinary Shares at the Offer Price within the United States to QIBs in reliance on Rule 144A and outside the United States in reliance on Regulation S. The price at which the Ordinary Shares are offered may be changed at any time without notice.

The Ordinary Shares have not been and will not be registered under the Securities Act or any state securities laws and may not be offered or sold within the United States except in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

In addition, until 40 days after the commencement of the Offer, an offer or sale of Ordinary Shares within the United States by a dealer that is not participating in the Offer may violate the registration requirements of the Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A.

The Ordinary Shares will constitute a class of securities with no established trading market in the United States. The Company does not intend to list the Ordinary Shares on any national securities exchange in the United States. Accordingly, the Company cannot assure investors as to the liquidity of or the trading market for the Ordinary Shares.

The Company has, in the Underwriting Agreement, agreed to indemnify the Underwriters against certain liabilities, including liabilities under certain sections of the Securities Act, or to contribute to payments that the Underwriters may be required to make because of any of those liabilities.

15. UK Taxation

The statements below are based on current UK tax law and what is understood to be current Inland Revenue published practice. They are intended as a general guide only, for Shareholders who are resident and ordinarily resident in the UK for UK tax purposes (except insofar as express reference is made to the treatment of non-UK residents) and who hold their Ordinary Shares as investments and not as trading stock and who are the beneficial owners of those Ordinary Shares. Certain categories of Shareholder may be subject to special rules and this summary does not apply to such Shareholders. **Shareholders who are in any doubt about their tax position, or who are resident, or otherwise subject to taxation, in a jurisdiction outside the UK, should consult their own professional advisers.**

15.1 *Dividends*

The Company will not be required to withhold tax at source from dividend payments it makes.

Individual Shareholders resident in the UK for tax purposes should generally be entitled to a tax credit in respect of any dividend paid by the Company which they can offset against their total income tax liability in respect of that dividend. The amount of the tax credit is one-ninth of the amount of the net cash dividend. The amount of the dividend received by such an individual Shareholder and the associated tax credit are both included in calculating the Shareholder's income for UK tax purposes. The dividend (including the associated tax credit) will be treated as the top slice of the Shareholder's income.

Generally, a UK resident individual Shareholder who is not liable to income tax in respect of the aggregate of the dividend and the tax credit will not be entitled to reclaim any part of the tax credit. The rate of income tax on dividends is the Schedule F ordinary rate of 10% for lower and basic rate taxpayers. The tax credit will discharge in full the income tax liability of an individual Shareholder who is not liable to income tax at a rate greater than the basic rate. Higher rate taxpayers will be liable to income tax on the aggregate of such dividends and their related tax credits at the Schedule F upper rate of 32.5%, so that an individual Shareholder who is a higher rate taxpayer will generally have a liability, after taking account of the tax credit, equal to 25% of the net cash dividend paid by the Company.

UK pension funds will not be entitled to reclaim any tax credit attaching to any dividend paid by the Company.

A UK resident corporate Shareholder will not normally be liable to corporation tax in respect of any dividend received. Such corporate Shareholders will not be able to claim repayment of tax credits attaching to such dividends.

15.2 ***Stamp Duty and Stamp Duty Reserve Tax***

Stamp duty and stamp duty reserve tax ("**SDRT**") treatment will be as follows:

(a) in relation to the Ordinary Shares being issued by the Company under the Offer, no liability to stamp duty or SDRT will arise on their issue or on the issue of definitive share certificates by the Company (provided that the Ordinary Shares are not issued to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or issuing depository receipts);

(b) in relation to the Existing Ordinary Shares being sold by the Selling Shareholders, a liability to stamp duty and/or SDRT will arise in relation to their sale by the Selling Shareholders under the Offer. The Selling Shareholders have agreed to meet such liability insofar as this charge does not exceed 0.5% of the consideration;

(c) the transfer of Ordinary Shares outside the CREST system will generally be liable to stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest multiple of £5). Stamp duty is normally the liability of the purchaser or transferee of the Ordinary Shares. An agreement to transfer Ordinary Shares will generally be subject to SDRT at 0.5% of the agreed consideration. If, however, within the period of six years of the date of the agreement or, in the case of a conditional agreement, the date on which it becomes unconditional, an instrument of transfer is executed pursuant to the agreement which transfers the shares to the purchaser under the agreement and stamp duty is paid on that instrument, any liability to SDRT will be repaid or cancelled. SDRT is normally the liability of the purchaser or transferee of the Ordinary Shares;

(d) no stamp duty or SDRT will arise on a transfer of Ordinary Shares into CREST for conversion into uncertified form, unless such transfer is made for a consideration in money or money's worth, in which case a liability to stamp duty or SDRT will arise, usually at the rate set out in 15.2(c) above;

(e) a transfer of Ordinary Shares effected on a paperless basis within CREST will generally be subject to SDRT at the rate of 0.5% of the amount or value of the consideration. CREST is obliged to collect SDRT from the purchaser of the Ordinary Shares on relevant transactions settled within the system; and

(f) where Ordinary Shares are issued or transferred: (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services; or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer only to such persons) or SDRT may be payable at a rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the Ordinary Shares or, in the case of an issue to such persons, the issue price of the Ordinary Shares.

Special rules apply to certain categories of person including intermediaries, market makers, brokers and dealers, and persons connected with depositary arrangements and clearance services.

15.3 *Capital Gains*

A disposal of Ordinary Shares by a Shareholder who is either resident or, in the case of an individual, ordinarily resident, for tax purposes in the UK, or by a Shareholder which is an entity that is not UK tax resident but carries on a trade, profession or vocation in the UK through a branch, agency or permanent establishment and has used, held or acquired the Ordinary Shares for the purposes of such trade, profession or vocation or such branch, agency or permanent establishment may, depending on the Shareholder's circumstances and subject to any available exemptions or relief, give rise to a chargeable gain or allowable loss for the purposes of the UK taxation of chargeable gains.

Any person who is in any doubt as to his tax position or who is resident, or otherwise subject to taxation, in a jurisdiction other than the UK, should consult his professional adviser.

16. US Taxation

The following discussion is a summary of the material US federal income tax consequences of the purchase, ownership and disposition of Ordinary Shares. This summary addresses only US Holders (as defined below) that will hold Ordinary Shares as capital assets for US federal income tax purposes and that use the US dollar as their functional currency.

As used in this document, the term "US Holder" means a beneficial owner of Ordinary Shares that is for US federal income tax purposes:

- an individual who is a citizen or resident of the United States;
- a corporation, or other entity taxable as a corporation, formed under the laws of the United States or any state thereof or the District of Columbia;
- an estate, the income of which is subject to United States federal income taxation regardless of its source; or
- a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on 19 August 1996 and were treated as domestic trusts on that date.

The tax consequences to a partner in a partnership holding Ordinary Shares will generally depend on the status of the partner and the activities of the partnership. US Holders that are partners in a partnership that holds Ordinary Shares are urged to consult their own tax advisers regarding the specific tax consequences of the purchase, ownership and disposition by the partnership of Ordinary Shares.

The following summary is of a general nature and does not address all of the tax consequences that may be relevant to a US Holder in light of that US Holder's particular situation or subject to special rules. Without limiting the generality of the foregoing, this summary does not describe the special rules applicable to banks or other financial institutions, insurance companies, regulated investment companies, securities brokers-dealers, traders in securities that elect to use a mark-to-market method of accounting for security holdings, persons who are owners of an interest in a partnership or other pass-through entity that is a holder of Ordinary Shares, tax-exempt entities, holders owning directly, indirectly or by attribution 10% or more of the Company's voting shares, persons holding Ordinary Shares as part of a hedging, straddle, conversion or constructive sale transaction or other integrated investment, persons who receive Ordinary Shares as compensation, or persons who are resident or ordinarily resident in the United Kingdom. In addition, this summary does not discuss the tax consequences of the exchange or other disposition of foreign currency in connection with the purchase or disposition of Ordinary Shares.

This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect, or to different interpretation. There can be no assurance that the US Internal Revenue Service (the "**IRS**") will not challenge one or more of the tax consequences described in this summary, and the Company has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the US federal income tax consequences of the purchase, ownership or disposition of Ordinary Shares. The summary also discusses the income tax treaty between the United States and the United Kingdom that entered into force on 25 April 1980 (the "**1980 Treaty**") and the new income tax

treaty that entered into force on 31 March 2003 (the "**New Treaty**"), as both treaties may be applicable to US Holders. The discussion below notes instances where the relevant provisions of the New Treaty will produce a materially different result for US Holders. US Holders should note that certain articles in the New Treaty limit or restrict the ability of a US Holder to claim benefits under the New Treaty and that similar provisions were not contained in the 1980 Treaty. US Holders should consult their own tax advisers concerning the applicability of both the 1980 Treaty and the New Treaty.

The summary of US federal income tax consequences set forth below is for general information only. All prospective investors should consult their own tax advisers as to the particular tax consequences to them of purchasing, owning and disposing of the Ordinary Shares, including their eligibility for the benefits of the 1980 Treaty and the New Treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

16.1 *Taxation of Dividends*

Subject to the discussion below under "Passive foreign investment company considerations", the gross amount of a cash distribution paid on an Ordinary Share will be included in the gross income of a US Holder as a dividend to the extent of the Company's current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends are taxed as ordinary income. To the extent that a distribution exceeds the Company's earnings and profits, it will be treated as a non-taxable return of capital to the extent of the US Holder's adjusted tax basis in such Ordinary Shares and thereafter as capital gain. Dividends paid by the Company generally will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to corporate shareholders. Dividends paid by the Company will generally be categorised as "passive income" or, in the case of some holders, as "financial services income", for purposes of computing allowable foreign tax credits for US tax purposes.

The amount of any cash distribution that a US Holder must include in income will equal the fair market value in US dollars of the pounds sterling or other foreign currency received by the US Holder, based on the spot exchange rate on the date of receipt, whether or not the payment is converted into US dollars at that time. A US Holder's tax basis in the pounds sterling or other foreign currency received will equal such US dollar amount. Any gain or loss recognised upon a subsequent disposition of the pounds sterling or other foreign currency for a different amount will be US source ordinary income or loss.

The New Treaty generally will have effect in respect of any dividends paid by the Company on or after 1 May 2003. However, a US Holder entitled to benefits under the 1980 Treaty may elect to have the provisions of the 1980 Treaty continue for an additional 12 months if the election to apply the 1980 Treaty would result in greater benefits to the US Holder. If a US Holder were to make an effective election, the following discussion with respect to dividend payments made pursuant to the 1980 Treaty would continue to apply to any dividends paid by the Company prior to 1 May 2004.

A US Holder entitled to benefits under the 1980 Treaty will be entitled to a UK tax credit equal to the amount of the tax credit that UK resident individuals can claim against UK tax imposed on a dividend. The tax credit will be subject to a UK withholding tax equal to the lesser of 15% of the sum of the dividend and the tax credit (the "gross dividend") or the amount of the tax credit. Under present law, the tax credit is 10% of the gross dividend, resulting in a UK withholding tax that fully offsets the UK tax credit. No payment will, therefore, actually be made to a US Holder in respect of the UK tax credit. Nevertheless, these offsetting hypothetical payments may have US tax consequences. Subject to complex limitations, under the 1980 Treaty the UK notional withholding tax will be treated for US tax purposes as a foreign tax that may be claimed as a foreign tax credit against a US Holder's US federal income tax liability. For example, if a US Holder receives a $90 dividend from the Company and claims the benefits of the 1980 Treaty with respect to this dividend, the US Holder generally will be treated as receiving a $100 dividend and will be able to claim a $10 foreign tax credit. If a US Holder claims such foreign tax credit, the US Holder should file a completed US Internal Revenue Service Form 8833 with the US Holder's federal income tax return for the relevant year. The rules relating to the determination of the foreign tax credit are complex and US Holders should consult their own tax advisers to determine whether and to what extent a credit would be available. In lieu of claiming a credit, a US Holder may claim a deduction for the UK notional withholding tax for the relevant year. A deduction generally does not reduce US tax on a dollar-for-dollar basis like a tax credit.

Under the New Treaty, there will be no hypothetical UK tax credit and no notional UK withholding tax applied to dividend payments. Moreover, the United Kingdom does not impose actual withholding tax on dividends under current law. Therefore, US Holders will have no claim for a foreign tax credit in respect of any dividend payments made by the Company on or after 1 May 2003 (or 1 May 2004 in the case of a US Holder who effectively elects to extend the applicability of the 1980 Treaty, as described above). US Holders should consult their own tax advisers to determine whether they are eligible for benefits under the 1980 Treaty and the New Treaty, whether, and to what extent, a foreign tax credit will be available with respect to dividends received from the Company, and whether it may be advisable in light of the US Holder's particular circumstances to elect to have the provisions of the 1980 Treaty continue in force until 1 May 2004.

16.2 ***Recent US tax law changes***

Recent US tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on various items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "**2003 Act**"), the marginal tax rates applicable to ordinary income generally have been lowered with effect from 1 January 2003. Furthermore, "qualified dividend income" received by individuals in taxable years beginning after 31 December 2002 and before 1 January 2009, generally will be taxed at a maximum US federal rate of 15% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. For this purpose, "qualified dividend income" generally includes dividends paid on shares in US corporations as well as dividends paid on shares in certain non-US corporations if, among other things: (i) the shares of the non-US corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the United States; or (ii) the non-US corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information programme (qualifying treaties are to be identified by the Secretary of the US Treasury Department). Although the Ordinary Shares are not currently tradable on a securities market in the United States, there is a comprehensive income tax treaty between the United Kingdom and the United States. Accordingly, the Company currently anticipates that dividends paid by it with respect to Ordinary Shares should constitute "qualified dividend income" for US federal income tax purposes and that US Holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-US corporations will constitute "qualified dividend income" and the effect of such status on the ability of taxpayers to utilise associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, US Holders are urged to consult their own tax advisers regarding the impact of the provisions of the 2003 Act on their own particular situations, including related restrictions and special rules. The Company currently does not intend to pay dividends. If this should change, the Company will review whether dividends paid by it would constitute "qualified dividend income".

16.3 ***Taxation of Capital Gains***

Upon the sale or other disposition of an Ordinary Share, a US Holder generally will recognise a gain or a loss for US federal income tax purposes in an amount equal to the difference between the amount realised (determined in US dollars) from such sale or other disposition and the US Holder's adjusted tax basis (determined in US dollars) in the Ordinary Share. Subject to the discussion below under "Passive foreign investment company considerations", the gain or loss will generally be a capital gain or loss and will generally be treated as US source gain or loss. If a US Holder has held the Ordinary Share for one year or less, any such gain will be treated as short-term capital gain, taxed as ordinary income at the US Holder's marginal income tax rate. Long-term capital gain from a sale or disposition of the Ordinary Share by an individual (as well as certain trusts and estates) is taxed at a reduced rate (currently, the maximum of which is 15%). Capital losses may only be used to offset capital gains. A US Holder should consult its own tax advisers regarding the availability of this offset.

16.4 ***Passive Foreign Investment Company Considerations***

A non-US company is a passive foreign investment company (a "**PFIC**") in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income. The Company believes it is not a PFIC and will not become a PFIC as a result of the Offer. The Company's status in any taxable year will depend upon its assets (including proceeds of the Offer), income and activities in each year and is subject to change. The Company does not anticipate that its assets, income or activities will change in a manner that would cause it to be classified as a PFIC.

If the Company were deemed to be a PFIC in any taxable year during which a US Holder owns Ordinary Shares, the US Holder would be subject to additional taxes on any "excess distributions" received from the Company and any gain realised from a sale or other disposition of the Ordinary Shares (regardless of whether the Company continues to be a PFIC). A US Holder would have an excess distribution to the extent that distributions on Ordinary Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Holder's holding period). Under the PFIC rules, any excess distribution and realised gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realised rateably over the US Holder's holding period for the Ordinary Shares. As a result of this treatment:

- the amount allocated to the taxable year in which the US Holder realises the excess distribution or gain would be taxed as ordinary income;
- the amount allocated to each prior year, with certain exceptions, would be taxed as ordinary income at the highest applicable tax rate in effect for that year; and
- the interest charge generally applicable to underpayments of tax would be imposed on the tax deemed to have been payable in those prior years.

Some of the rules with respect to distributions and dispositions described above can be avoided if a US Holder makes a valid "mark-to-market" election with respect to its Ordinary Shares in a PFIC that are treated as marketable shares. If a US Holder makes this election, the US Holder will not be subject to the PFIC rules described above. Instead, in general, the US Holder will include as ordinary income each year the excess, if any, of the fair market value of its Ordinary Shares at the end of the taxable year over the US Holder's adjusted tax basis in its Ordinary Shares. The US Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of ordinary income previously included as a result of the mark-to-market election. The US Holder's tax basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. Any gain realised upon disposition of the US Holder's Ordinary Shares will also be taxed as ordinary income. Because the Ordinary Shares will be traded on the London Stock Exchange, if the Company becomes a PFIC, a US Holder should be able to make the mark-to-market election. Such election cannot be revoked without the consent of the IRS unless the Ordinary Shares cease to be marketable.

Most of the adverse US federal income tax consequences of holding shares of a PFIC can also be avoided if the US Holder makes a qualified electing fund election (a "QEF election"). In order to make a QEF election, the Company would have to provide US Holders with certain information annually. If the Company were to be a PFIC, the Company may decide not to provide US Holders with the information needed to make a QEF election. US Holders are urged to consult their own tax advisers concerning the potential application of the PFIC rules to their ownership and disposition of Ordinary Shares.

16.5 ***United States Information Reporting and Backup Withholding***

Dividend payments with respect to Ordinary Shares and proceeds from the sale or other disposition of Ordinary Shares made (or deemed made) within the United States may be subject to information reporting to the IRS and US backup withholding (currently at a 28% rate). Backup withholding will generally not apply to a US Holder, however, if such US Holder furnishes a correct taxpayer identification number and makes any other required certification or if such US Holder is otherwise exempt from backup withholding. To establish its exempt status, a US Holder generally must provide its taxpayer identification number and the required certifications on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability, and such US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

16.6 ***Reportable Transaction Reporting***

Under recently promulgated US Treasury Regulations, US Holders that participate in "reportable transactions" (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. US Holders should consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of Ordinary Shares, or any related transaction, including without limitation, the disposition of any pound sterling (or other foreign currency) received as a dividend or as proceeds from the sale of Ordinary Shares.

16.7 *Disclosure of Tax Information*

Notwithstanding anything to the contrary in this document and other documents referred to herein, each prospective investor and actual investor (and each of the respective employees, representatives and agents of each such prospective investor and actual investor) may disclose to any and all persons, without limitation of any kind, the US federal income tax treatment and tax structure of the transactions contemplated by this document and all materials of any kind (including opinions or other tax analyses) that are provided to such person relating to such tax treatment and tax structure, *provided*, *however*, that no party (and no employee, representative, or other agent thereof) shall disclosure any information to the extent that such disclosure could result in a violation of any federal, state or other securities law.

17. Summary of Certain Differences Between UK GAAP and US GAAP

The Group's financial information included in Part V of this document "Accountants' Report on the Group" have been prepared and presented in accordance with UK GAAP which differs in certain respects from US GAAP. The significant policies under UK GAAP are stated in 5.1 of "Part V—Accountants' Report on the Group". Management has not attempted to identify all significant differences between UK GAAP and US GAAP for the Group.

Certain differences between UK GAAP and US GAAP relevant to us in our current structure and nature of operations, and in respect of relevant UK GAAP and US GAAP that are applicable for the June 30, 2003 results and shareholders' equity are described below. The following description is not exhaustive or complete, and no attempt has been made to quantify or reconcile the effect of certain significant differences described below.

No attempt has been made to identify disclosures, presentations or classifications that would affect the manner in which transactions or events are presented in the financial information or notes thereto.

Further, no attempt has been made to identify future differences between UK GAAP and US GAAP as the result of prescribed changes in either set of accounting standards. Regulatory bodies that promulgate UK GAAP and US GAAP have significant projects ongoing that could affect future comparisons such as this one. No attempt has been made to identify all future differences between UK GAAP and US GAAP that may affect the financial statements as a result of transactions or events that may occur in the future. Finally the discussion of US GAAP does not present any additional accounting adjustments or disclosures that might be required by the SEC in the context of a registered security offering in the United States.

Deferred Taxation

Following the adoption of FRS19, "Deferred Tax" both UK GAAP and US GAAP now provide for deferred taxation on a full liability basis. US GAAP, however, requires provision for revaluation gains, fair value adjustments similar to revaluations arising on the acquisition of a business, latent rolled over gains and the retained earnings of overseas investments. These are not normally provided for under UK GAAP.

Pensions

Under UK GAAP, our financial information has been prepared in accordance with Statement of Standard Accounting Practice No. 24 though additional disclosures in accordance with FRS 17 have also been provided. We operate a pension scheme which provides benefits based on final pensionable pay (a defined benefit scheme). The assets of the scheme are held separately from those of the Group. Contributions to the scheme are charged to the profit and loss account so as to spread the cost over the anticipated average service lives of the Group's employees.

Under UK GAAP and Statement of Standard Accounting Practice No. 24, the expected cost of pensions is charged to the profit and loss account so as to spread the cost of pensions over the expected service lives of the employees. Under US GAAP, costs are also spread over the expected service lives but based upon prescribed actuarial assumptions, allocation of costs and valuation methods which differ from those used in UK GAAP.

In view of the very long term nature of the pensions commitment, actuarial valuations are necessary to determine the annual pension cost. In defined benefit schemes the choice of assumptions and the choice of valuation method can each have a major effect on the contribution rate calculated at each valuation. The assumptions used by the actuary in carrying out the valuation will take into account matters such as future rates of inflation and pay increases, earnings on investments and the age profile of the employees.

Under UK GAAP a range of actuarial methods are available for determining the level of contributions needed to meet the liabilities of the pension scheme and this is a matter of judgement for the acturary. Under UK GAAP, valuations are carried out on a triennial basis.

Under US GAAP, annual actuarial valuations must be carried out for defined benefit pension obligations. The charge is further adjusted to reflect the cost of benefit improvements and any surplus/deficit that emerge as a result of the actuarial assumptions made not being borne out in practice. Significant actuarial assumptions require adjustment annually to reflect current market and economic conditions. There may be differences in the actuarial assumptions and methods of valuation of the plan assets compared with those that would be made under UK GAAP.

Share Option Schemes

Under UK GAAP, share options granted to employees may cause compensation expense to be recognised in the profit and loss account. Compensation cost is measured as the excess of the share's market price over the amount to be paid by the employee at the grant date. Where applicable, the cost is recognised over the vesting period

Under US GAAP, options granted to employees in the form of stock compensation awards may cause compensation expense to be recognised in the income statement. Stock compensation awards are recorded under one of two methods : the intrinsic value method and the fair value method. Under the intrinsic value method, compensation cost is measured as the excess of the stock's market price over the amount to be paid by the employee at the measurement date. From grant date to measurement date, changes in the stock's market price result in remeasurements of the compensation expense until the date the actual number of shares and the exercise price is known. Under the fair value method, compensation cost is measured on the date of grant as the fair value of the options granted. Under both methods, the compensation cost is recognised over the vesting period of the option.

Dividends

Under UK GAAP, ordinary dividends proposed are provided for in the year in respect of which they are recommended by the Board for approval of Shareholders. These dividends are deducted from shareholders' funds and shown as a liability in the balance sheet at the end of the period to which the dividends relate, including dividends, which have been recommended by the Board but not yet approved by the Shareholders.

Under US GAAP such dividends are only deducted from shareholders' equity at the date the dividends are declared by the Board.

Redeemable Preference Shares

Under UK GAAP preference shares with mandatory redemption features are presented as a component of shareholders' equity. Under US GAAP, mandatory redeemable preference shares are presented as debt and not as shareholders' equity. Thus, dividends paid on such shares would be reported as interest costs in the income statement.

Consolidated Statement of Cash Flows

The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP. UK and US GAAP differ however with regard to classification of items within the statements and as regards the definition of cash and cash equivalents.

Under UK GAAP, cash comprises only cash in hand and deposits repayable on demand. Under US GAAP, cash and cash equivalents include short-term highly liquid investments, with original maturities of three months or less, but do not include bank overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, management of liquid resources and financing activities. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be included as operating activities under US GAAP. Payment of dividends would be included as financing activity under US GAAP. Under UK GAAP, all interest is treated as part of returns on investments and servicing of finance. Under US GAAP, capital expenditure and financial investment and acquisitions are reported within investing activities.

Balance Sheet Presentation

The balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP. Under UK GAAP current assets are netted against current liabilities in the balance sheet whereas US GAAP requires the separate presentation of total assets and total liabilities. UK GAAP requires assets to be presented in ascending order of the liquidity in accordance with the requirements of the Companies Act. In addition, current assets under UK GAAP include amounts that fall due after more than one year. Under US GAAP assets are presented in descending order of liquidity. Under US GAAP assets with amount falling due after more than one year would be classified as non-current assets.

18. Litigation

No member of the Group is or has been engaged in nor, so far as the Company is aware, has pending or threatened by or against it, any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Group's financial position.

19. Working Capital

In the opinion of the Directors, taking account of the estimated net proceeds to the Company of the Institutional Offer, the working capital available to the Group is sufficient for the Group's present requirements, that is for at least the next 12 months following the date of this document.

20. Significant Changes

There has been no significant change in the financial or trading position of the Group since 30 June 2003, the date to which the last audited consolidated financial statements of the Group (as set out in Part V of this document) were prepared.

21. General

21.1 The auditors of the Company are KPMG LLP. KPMG LLP (or its predecessor in title, KPMG) have audited the financial statements of the Company for the financial years ended, 31 December 2000, 31 December 2001 and 31 December 2002 in accordance with UK auditing standards and have made reports under section 235 of the Companies Act in respect of each set of statutory accounts and each such report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

21.2 KPMG Audit plc has given and has not withdrawn its written consent to the inclusion in this document of its name, report and references to it in the form and context in which they appear and has authorised the same for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001 (as amended).

21.3 Citigroup has given and not withdrawn its written consent to the inclusion in this document of its name and the references to it in the form and context in which they appear.

21.4 Cazenove has given and not withdrawn its written consent to the inclusion in this document of its name and the references to it in the form and context in which they appear.

21.5 SoundView has given and not withdrawn its written consent to the inclusion in this document of its name and the references to it in the form and context in which they appear.

21.6 The expenses relating to the issue of the Ordinary Shares, including the UK Listing Authority listing fee, the London Stock Exchange fee for admission to trading, professional fees and expenses and the costs of printing and distribution of documents are estimated to amount to £2.5 million (approximately $4.1 million) (including VAT) and are payable by the Company. This figure includes the total remuneration of the Underwriters including commission amounting to approximately £1.1 million (approximately $1.8 million) (excluding any such underwriting commission payable in respect of the Over-allotment Option and any additional discretionary commission).

21.7 The financial information contained in this document does not amount to statutory accounts within the meaning of section 240 of the Companies Act. Full audited consolidated accounts have been delivered to the Registrar of Companies for the Company for the period as at and ended 31 December 2002.

21.8 BHD Venture Partners Nominees Limited, a nominee company, holds shares for certain partners and former partners of Brobeck Hale and Dorr, an independent law firm in association with Brobeck, Phleger & Harrison, LLP and Hale and Dorr LLP. BHD Venture Partners Nominees Limited acquired 50,000 Preference Shares on 12 November 2001. These Preference Shares will convert into Ordinary Shares upon Admission. In 2003, the operations of Brobeck Hale and Dorr were assumed by Hale and Dorr LLP. Hale and Dorr, our legal advisers in connection with the Offer, is a multinational partnership in association with Hale and Dorr LLP.

21.9 Each Ordinary Share will be issued at a premium of £● to its nominal value in the Offer.

21.10 There is no arrangement under which future dividends of the Company are waived or agreed to be waived.

21.11 The Ordinary Shares will be in registered form and capable of being held in uncertificated form. Listing of the Ordinary Shares is not being sought on any stock exchange other than the London Stock Exchange. The New Ordinary Shares will rank *pari passu* in all respects with the Existing Ordinary Shares and have the rights attaching thereto set out in the Articles.

21.12 The Ordinary Shares are not being and have not been marketed or made available in whole or in part to the public in conjunction with the application for admission of the Ordinary Shares to the Official List and the application for admission of the Ordinary Shares to trading on the market for listed securities of the London Stock Exchange.

22. Exchange Rate Information

The following table sets out, for the periods and dates indicated, certain information regarding the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York (the "**Noon Buying Rate**") for cable transfers in pounds sterling, expressed in dollars per pound sterling.

Such rates are provided solely for the convenience of the reader and should not be construed as a representation that pound sterling amounts actually represent such dollar amounts or that such pound sterling amounts could have been, or could be, converted into dollars at that rate or any other rate. Such rates are not used by us in the preparation of our consolidated financial statements included elsewhere in this document.

Month and Year	High	Low	Period End
	(dollars per pound sterling)		
January 2003	1.6482	1.5975	1.6448
February 2003	1.6480	1.5727	1.5737
March 2003	1.6129	1.5624	1.5790
April 2003	1.6000	1.5500	1.6000
May 2003	1.6484	1.5930	1.6393
June 2003	1.6840	1.6278	1.6529
July 2003	1.6718	1.5867	1.6090
August 2003	1.6170	1.5728	1.5773

23. Documents Available for Inspection

Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 14 days from the date of publication of this document, or for the duration of the Offer, if longer, at the offices of Hale and Dorr at Alder Castle, 10 Noble Street, London EC2V 7QJ and at the Company's registered office at Lutton Court, 20 Bernard Terrace, Edinburgh EH8 9XN.

23.1 the memorandum of association of Wolfson Microlectronics plc and the Articles;

23.2 the audited financial statements of Wolfson Microlectronics plc for each of the three years up to 31 December 2003 and for the six months ended 30 June 2003;

23.3 all Directors' service agreements and non-executive agreements as referred to in paragraph 7.1 and 7.2 above;

23.4 the material contracts referred to in paragraph 13 above;

23.5 the Underwriting Agreement referred to in paragraph 14.1 above;

23.6 the rules of the share schemes referred to in paragraph 8 above;

23.7 the consent letters referred to in paragraphs 21.3, 21.4 and 21.5 above;

23.8 the report from KPMG Audit plc set out in Part V of this document;

23.9 pro forma statement of net assets set out in Part VI of this document;

23.10 statement of adjustments; and

23.11 this document.

• 2003

Definitions

"2003 Employee Scheme"	the 2003 Wolfson Microelectronics plc All Employee Share Scheme
"2003 Executive Scheme"	the 2003 Wolfson Microelectronics plc Executive Share Scheme
"Admission"	admission of the Ordinary Shares to the Official List becoming effective in accordance with the Listing Rules and the admission of the Ordinary Shares to trading on the London Stock Exchange's market for listed securities
"Articles"	the articles of association of the Company adopted (conditional upon Admission) by special resolution on 3 October 2003
"B Ordinary Shares"	B ordinary shares of £0.10 each in the capital of the Company
"Board" or "Directors"	the board of directors of the Company
"Cazenove"	Cazenove & Co. Ltd
"Citigroup"	the trade name of Citigroup Global Markets Limited (which is acting as Sponsor) and Citigroup Global Markets U.K. Equity Limited (which is acting as Sole Bookrunner and as Joint Manager)
"City Code"	the City Code on Takeovers and Mergers
"Companies Act"	the Companies Act 1985, as amended
"Company" or "Wolfson"	Wolfson Microelectronics plc
"CREST"	the system for the paperless settlement of trades in listed securities, of which CRESTCo Limited is the operator
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No 01/3755)
"Deferred Shares"	non-voting deferred shares of £1.00 each in the capital of the Company that will no longer be in existence at Admission
"Eligible Employees"	employees of the Group who are on the Group's payroll on the date of this document
"EMI Scheme"	the Wolfson Microelectronics plc Enterprise Management Incentive Scheme
"Employee Application Form"	the form for use by Eligible Employees applying for shares under the Employee Offer
"Employee Offer"	the arrangements pursuant to which applications for subscriptions have been received for • Ordinary Shares from Eligible Employees more particularly described in Part III of this document, the terms and conditions governing which are set out in the Employee Application Form and accompanying letter
"Existing Ordinary Shares"	the Ordinary Shares held by the Selling Shareholders
"First Scheme"	the Wolfson Microelectronics plc First Executive Share Option Scheme
"Group"	the Company and its subsidiaries
"Institutional Offer"	the offer of • New Ordinary Shares and • Existing Ordinary Shares to certain institutional investors described in Part III of this document
"Listing Rules"	the listing rules of the UK Listing Authority
"London Stock Exchange"	London Stock Exchange plc
"New Ordinary Shares"	new Ordinary Shares to be issued by the Company under the Offer
"New Schemes"	the 2003 Employee Scheme and the 2003 Executive Scheme
"Offer"	the Institutional Offer and the Employee Offer
"Offer Price"	the price at which each Ordinary Share is to be issued and sold under the Offer

"Official List"	the Official List of the UK Listing Authority
"Ordinary Shares"	ordinary shares of 0.1p each in the capital of the Company
"Over-allotment Option"	the arrangements entered into in the Underwriting Agreement by the Selling Shareholders and Citigroup pursuant to which Citigroup may purchase, or procure purchasers for, up to ● additional Existing Ordinary Shares, to be sold by the Selling Shareholders, at the Offer Price, for up to 30 days from Admission for the purposes, amongst other things, of meeting over-allocations, if any, made in connection with the Offer and to cover short positions resulting from stabilisation transactions
"Preference Shares"	cumulative convertible preference shares of £1.00 each in the capital of the Company
"Registrars"	Lloyds TSB Registrars
"Sanyo Semiconductor"	Sanyo Semiconductor Corporation
"SDRT"	stamp duty reserve tax
"Second Scheme"	the Wolfson Microelectronics plc Second Executive Share Option Scheme
"Securities Act"	the US Securities Act of 1933, as amended
"Selling Shareholders"	Shareholders at the date of this document who are selling Existing Ordinary Shares in the Offer and the Over-allotment Option
"Shareholders"	means the holders of Ordinary Shares of the Company
"Share Schemes"	the First Scheme, the Second Scheme, the EMI Scheme and the New Schemes
"SoundView"	SoundView Technology Corporation
"UK GAAP"	generally accepted accounting principles in the United Kingdom
"UK Listing Authority"	the Financial Services Authority acting in its capacity as competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000
"Underwriters"	Citigroup Global Markets U.K. Equity Limited, Cazenove & Co. Ltd and Soundview
"Underwriting Agreement"	the underwriting agreement dated ● 2003 made between the Company, the Directors, the Selling Shareholders and the Underwriters
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
"West Equity"	West LB and Panmure Growth Fund Limited, formerly West Equity Bridge Finance Limited

Glossary

"3G"	third-generation mobile communications technology
"analogue"	a continuous representation of phenomena in terms of points along a scale, each point merging imperceptibly into the next. Analogue signals vary continuously over a range of values. Real world phenomena, such as sound, light and touch, are analogue
"ADC"	Analogue-to-digital Converter: a device that converts data from analogue-to-digital form; for example, an audio CD is made by converting analogue sound signals into digital data
"bit"	a unit of information; a computational quantity that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit
"CD"	Compact Disc
"CAD"	Computer Aided Design: a general term referring to applications and the method of designing things using a computer
"CCD"	Charge-Coupled Device: electronic circuit in which charge representing quantities of light is stored in a series of pixels representing an image, converted into voltages and output as an analogue signal. Such circuits are used in digital cameras, video cameras and optical scanners
"chip"	short for a microchip; semiconductor devices or integrated circuits
"CIS"	Contact Image Sensor: a type of scanning sensor using CMOS technology used in low-cost scanners
"CMOS"	Complementary Metal Oxide Semiconductor technology: a semiconductor process technology that uses planar transistors to make chips that consume relatively low power and permit a high level of integration
"codec"	an acronym for coder/decoder: codecs are integrated circuits or chips that include analogue-to-digital conversion and digital-to-analogue conversion on a single chip
"CPU"	Central Processing Unit: a semiconductor circuit that implements processing or computing tasks by executing software instructions
"CSIC"	customer-specific integrated circuit: a chip that is custom designed for a specific customer
"DAC"	Digital-to-analogue Converter: an electronic circuit that converts digital information (for example, from a CD or CD-ROM) into analogue information, such as sound and audio signals
"dB"	decibel: a measure of power used in measuring signal to noise ratio
"digital"	the representation of data by a series of bits or discrete values such as 0s and 1s
"DVD"	Digital Versatile Disc: digital video and audio discs
"fabless"	short for fabricationless, a business model used in the semiconductor industry, where the manufacture (or fabrication) of ICs is subcontracted to a foundry
"foundry"	a semiconductor manufacturer that makes integrated circuits for third parties
"GPRS"	General Packet Radio Service: an enhancement to the Global System for Mobile Communications (GSM), the predominant digital cellular phone technology system in Europe; GPRS supports data services on the mobile network

"IC" or "integrated circuit"	a semiconductor device consisting of many thousands or millions of interconnected transistors and other components
"I/O"	Input/Output: the input and output connections of an IC
"ISO"	International Standards Organization: the international organisation responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications, and many other fields
"ISO 2000"	a series of international standards for quality assurance in business practices, ratified by the ISO beginning in 1987. Certification of ISO 9000 compliance is important for selling many types of goods and services including data-communications equipment and services
"logic"	the basic logic functions such as "AND", "OR" and "NOT", obtained from gate circuits are the foundation of digital electronic devices
"memory"	any device that can store data in machine-readable format
"micron"	a metric unit of linear measure which equals one millionth of a metre (symbol: μm); a human hair is about 100 microns in diameter
"microprocessor"	a computer with its entire CPU contained on one integrated circuit
"MPEG"	Moving Pictures Experts Group: standards for compressing and storing video, audio, and animation in digital form. MPEG-1 is a standard for CD-ROM video and audio. MPEG-2 is a standard for full-screen, broadcast quality video and MPEG-4 is a standard for video telephony
"MP3"	MPEG Audio Layer 3: an audio compression technology that is part of the MPEG-1 and MPEG-2 specifications; MP3 uses perceptual audio coding to compress CD-quality sound by a factor of 12, while providing almost the same fidelity
"Msps"	million samples per second
"ODM"	Original Design and Manufacturing company: a manufacturer that sells a design and performs the resultant manufacture for an OEM
"OEM"	Original Equipment Manufacturer: a manufacturer that sells equipment to retail and wholesale outlets
"PC"	personal computer
"PDA"	Personal Digital Assistant: a pocket-sized personal computer
"QFN"	Quad Flat Non-lead Package: a miniaturised, near chip-scale semiconductor packaging technology
"SACD"	Super Audio Compact Disc: an advanced audio CD technology invented by Sony
"semiconductor"	a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern; common semiconductors are silicon, germanium and gallium-arsenide and the term is also used to apply to ICs made from these materials
"silicon"	a semiconducting material used to make wafers, widely used in the semiconductor industry as the basic material for integrated circuits
"Super VCD"	Super Video CD: a video system for using MPEG-2 specification
"transistor"	the basic building block of modern semiconductor microelectronics; a transistor regulates current flow or voltage
"USB"	Universal Serial Bus: a plug-and-play interface between a computer and add-on devices

"wafer"	a disc made of a semiconducting material such as silicon, usually between 150mm (6") and 300mm (12") in diameter, in which integrated circuits are manufactured; a wafer may contain several thousand individual integrated circuits
"yield"	when used in connection with manufacturing, the ratio of the number of usable products to the total number of products on a wafer



Wolfson Microelectronics plc
20 Bernard Terrace
Edinburgh EH8 9NX
United Kingdom
Tel: +44 131 272 7000
Fax: +44 131 272 7001



WOLFSON MICROELECTRONICS PLC
Initial Submission Pursuant to Rule 12g3-2(b)
November 14, 2003

2.2 Supplemental Pathfinder listing particulars dated October 14, 2003

Subject to Completion. Dated 14 October 2003.


wolfson®
microelectronics

Wolfson Microelectronics plc

Offer of up to 37,125,347 Ordinary Shares of 0.1p each
at a price expected to be between 155p and 210p per Ordinary Share
and admission to the Official List of the UK Listing Authority and
to trading on the London Stock Exchange

Sole Bookrunner, Sponsor and Joint Lead Manager

Citigroup

Joint Lead Manager

Cazenove

US Co-Manager

SoundView Technology Group

A prior version of this Pathfinder Listing Particulars did not describe certain litigation recently commenced against us. Please see the additional disclosures, the most significant of which appear on page 7 (Risk Factors—"Intellectual property suits that are brought against us may significantly harm our business"), at paragraph 18.1 of Part VII "Additional Information" and on page 69 of Part V "Accountants' Report on the Group". Please also see the revised expected timetable on page vii.

The wording in these draft listing particulars is incomplete and may be changed.

Subject to Completion. Dated 14 October 2003.

This document constitutes draft listing particulars which have been prepared solely in connection with the proposed offer (the "Offer") of ordinary shares (the "Ordinary Shares") of Wolfson Microelectronics plc (the "Company"). The information in this document, which is in draft form, is confidential and subject to updating, completion, revision, further verification and amendment. Although it is intended that the listing particulars in their final form will be approved by the UK Listing Authority as listing particulars prepared in accordance with the listing rules made under section 74 of the Financial Services and Markets Act 2000 ("FSMA"), this document has not been so approved. Similarly, although it is intended that the listing particulars in their final form will be delivered for registration to the Registrar of Companies in Scotland pursuant to section 83 of FSMA, this document has not been so delivered.

This document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any Ordinary Shares, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, or act as any inducement to enter into, any contract therefor. In particular, this document refers to certain events as having occurred that have not occurred at the date it is made available but which are expected to have occurred prior to publication of the listing particulars in their final form.

This document is being directed solely at and may only be communicated to persons: (i) who have professional experience in matters relating to investments being defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the "FPO") or, (ii) who fall within Article 49(2)(a)-(d) of the FPO, or (iii); to whom it may otherwise be lawful to distribute it (all such persons together being referred to as "Relevant Persons"). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. This document and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person. Any person in receipt of this document who is not a Relevant Person should return this document to the Company at Lutton Court, 20 Bernard Terrace, Edinburgh EH8 9NX.

The distribution of this document and the offering and sale of the Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions could result in a violation of the laws of such jurisdiction. In particular, this document is not for distribution in or into Australia, Canada, Japan or the United States save in the United States for distribution to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A under the US Securities Act of 1933, as amended (the "Securities Act")) in reliance on Rule 144A under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act.

Recipients of this document who intend to acquire Ordinary Shares in the proposed Offer are reminded that any such acquisition may only be made on the basis of the information contained in the listing particulars in their final form and any supplementary listing particulars, which may be different from the information contained in this document. No reliance may be placed for any purpose whatsoever on the completeness, accuracy or fairness of the information contained in this document.

No representation or warranty, express or implied, is made or given by or on behalf of the Company, Citigroup Global Markets Limited ("Citigroup"), Citigroup Global Markets U.K. Equity Limited ("Citigroup U.K.") or Cazenove & Co. Ltd ("Cazenove") or any of their respective affiliates or any of such persons' directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this document.

Citigroup is acting at Sole Bookrunner and Sponsor in connection with the Offer. Citigroup U.K. and Cazenove are acting as Joint Lead Managers in connection with the Offer. Citigroup, Citigroup U.K. and Cazenove, each of which is authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Wolfson Microelectronics plc in connection with the Offer. Neither Citigroup, Citigroup U.K. nor Cazenove is acting for any other person in connection with the Offer and will not be responsible to anyone other than Wolfson Microelectronics plc for providing the protections afforded to clients of each of Citigroup, Citigroup U.K. and Cazenove or for advising any other person on the contents of this document or any transaction or arrangement referred to herein.

A copy of this document, which comprises listing particulars relating to Wolfson Microelectronics plc prepared in accordance with the Listing Rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000, has been delivered for registration to the Registrar of Companies in Scotland in accordance with section 83 of that Act.

Application has been made to the UK Listing Authority for the whole of the ordinary share capital of Wolfson Microelectronics plc, issued and to be issued, to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for all the Ordinary Shares to be admitted to trading on its market for listed securities ("Admission"). It is expected that Admission will become effective and that unconditional dealings will commence in the Ordinary Shares at 8:00 a.m. on 21 October 2003. Ordinary Shares will not be marketed or made available to the public. **Dealings on the London Stock Exchange before Admission will only be settled if Admission takes place. All dealings in the Ordinary Shares prior to the commencement of unconditional dealings will be at the sole risk of the parties concerned.**

Investing in our Ordinary Shares involves risks. See the section of this document entitled "Risk Factors" beginning on page 5.

The directors of Wolfson Microelectronics plc (the "Directors"), whose names appear on page viii of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.


wolfson®
microelectronics

Wolfson Microelectronics plc

(incorporated under the Companies Acts of 1948 to 1981
and registered in Scotland with registered no. SC089839)

Offer of up to 37,125,347 Ordinary Shares of 0.1p each at a price expected to be between 155p and 210p per Ordinary Share

Sole Bookrunner, Sponsor and Joint Lead Manager

Citigroup

Joint Lead Manager

Cazenove

US Co-Manager

SoundView Technology Group

Expected share capital immediately following the Offer[(1)]

Authorised			Issued and fully paid	
Number	**Amount**		**Number**	**Amount**
125,000,000	£125,000.00	Ordinary Shares of 0.1p each	●	£●

(1) *Assuming no revocation of applications for Ordinary Shares under the Employee Offer*

We are offering ● Ordinary Shares (the "New Ordinary Shares") and the Selling Shareholders are making available, or arranging to make available, an aggregate of ● Ordinary Shares (the "Existing Ordinary Shares"). We will not receive any proceeds from the sale of the Existing Ordinary Shares, all of which will be paid to the Selling Shareholders.

In connection with the Offer, Citigroup, on behalf of the Underwriters, may over-allot or effect transactions that stabilise or maintain the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in, the Ordinary Shares at levels above those that might otherwise prevail in the open market for a limited period after the issue date. However, there is no obligation on Citigroup to take such action. Such transactions may be effected on the London Stock Exchange, in the over-the-counter markets or otherwise and shall be carried out in accordance with applicable rules and regulations. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

In connection with the Offer, certain of the Selling Shareholders have granted to Citigroup, on behalf of the Underwriters, an over-allotment option which is exercisable, in whole or in part, upon notice by Citigroup for 30 days after the date of Admission (the "Over-allotment Option"). Pursuant to the Over-allotment Option, Citigroup may require such Selling Shareholders to sell up to ● additional Existing Ordinary Shares at the Offer Price, for the purposes, amongst other things, of meeting over-allotments in connection with the Offer and to cover short positions resulting from stabilisation transactions. Save as required by law or regulation, Citigroup does not intend to disclose the extent of any over-allotment and/or stabilisation transactions under the Offer.

The New Ordinary Shares and Existing Ordinary Shares to be made available pursuant to the Offer (including any Existing Ordinary Shares subscribed for or purchased pursuant to the Over-allotment Option) will rank *pari passu* in all respects with all outstanding Ordinary Shares.

Citigroup and Cazenove, each of which is authorised and regulated in the United Kingdom by the Financial Services Authority, and SoundView Technology Group are acting exclusively for Wolfson Microelectronics plc in connection with the Offer. Neither Citigroup, Cazenove nor SoundView Technology Group is acting for any other person (whether or not a recipient of this document) and will not be responsible to anyone other than Wolfson Microelectronics plc for providing the protections afforded to clients of each of Citigroup, Cazenove and SoundView Technology Group or for advising any other person on the contents of this document or any transaction or arrangement referred to herein.

The Ordinary Shares offered by this document have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under the applicable securities laws of any state of the United States. In the United States, the offering is being made only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Prospective investors that are qualified institutional buyers are hereby notified that the sellers of the Ordinary Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of certain restrictions on transfers of the Ordinary Shares, see paragraph 10.3 of Part VII "Additional Information". Outside the United States, the offering is being made in accordance with Regulation S under the Securities Act.

In making an investment decision, prospective investors must rely on their own examination of our Company and the terms of these Listing Particulars.

The distribution of this document and the offering and sale of the Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes are required by the Underwriters, Wolfson Microelectronics plc and the Selling Shareholders to inform themselves about and to observe any such restriction. This document does not constitute an offer of, or the solicitation of an offer to subscribe for or buy, any of the Ordinary Shares offered hereby in any jurisdiction in which such offer or sale would be unlawful. This document may not be used for, or in connection with, an offer or solicitation by anyone in any jurisdiction where such solicitation is not authorised or is unlawful.

The contents of this document should not be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been authorised by us, the Selling Shareholders or the Underwriters. Neither the delivery of this document nor any subscription or acquisition made under it shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this document or that the information in it is correct as of any subsequent time.

NOTICE TO PROSPECTIVE INVESTORS IN THE NETHERLANDS

In the Netherlands (whether as part of their initial distribution or at any time thereafter), the ordinary shares described in this offering memorandum may not, are not and will not be offered, distributed, sold, transferred or delivered, directly or indirectly, to any private individual or legal entity other than to individuals or legal entities who or which trade in securities in the conduct of a business or a profession or trade within the meaning of Section 2 of the exemption regulation pursuant to the Netherlands Securities Market Supervision Act 1995 (*"artikel 2 Vrijstellingsregeling Wet toezicht effectenverkeer 1995"*), which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors, undertakings with a treasury department and commercial enterprises that, as an ancillary activity, regularly invest in securities.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

The Ordinary Shares offered hereby have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. The Ordinary Shares offered by this document have not been approved or disapproved by the US Securities and Exchange Commission ("SEC"), any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE IMPLIES THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE INVESTOR, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

AVAILABLE INFORMATION FOR INVESTORS IN THE UNITED STATES

We have agreed to file an application pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for an exemption from the reporting requirements of Section 12(g) of the Exchange Act. Pursuant to the terms of such exemption, we will furnish the SEC certain information in accordance with Rule 12g3-2(b). If at any time we are neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) we will furnish, upon written request, to holders of our Ordinary Shares, any owner of any beneficial interest in our Ordinary Shares or to any prospective purchaser designated by such a holder or owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. So long as we are entitled to the exemption under Rule 12g3-2(b) under the Exchange Act we will not be required to deliver information that would otherwise be required under Rule 144A(d)(4).

This document is being furnished by us in connection with an offering exempt from registration under the Securities Act, solely for the purpose of enabling a prospective investor to consider the subscription for or acquisition of Ordinary Shares described herein. The information contained in this document has been provided by us and other sources identified herein. No representation or warranty, express or implied, is made by the Underwriters named herein as to the accuracy or completeness of such information, and nothing contained in this document is, or shall be relied upon as, a promise or representation by the Underwriters. This document is being furnished to you on a confidential basis in the United States. Any reproduction or distribution of this document, in whole or in part, in the United States and any disclosure of its contents or use of any information herein in the United States for any purpose, other than considering an investment by the recipient in the Ordinary Shares offered hereby (or except to the extent discussed below in paragraph 16 of Part VII "Additional Information"), is prohibited. Each potential investor in the Ordinary Shares, by accepting delivery of this document, agrees to the foregoing.

ENFORCEMENT OF JUDGEMENTS IN THE UNITED STATES

We are a public company incorporated under the laws of Scotland. Substantially all of our assets are located in the United Kingdom. The majority of our directors are citizens or residents of countries other than the United States. It may not be possible for investors to effect service of process within the United States upon us or such persons with respect to matters arising under the federal securities laws of the United States, or to enforce against us or such persons judgements obtained in the United States predicated upon the civil liability provisions of the US federal securities laws. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom.

Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under the US securities laws.

MARKET AND INDUSTRY DATA

Information or other statements presented in this document regarding market growth, market size, development of the market and other industry data pertaining to the digital consumer market and our business consists of estimates based on data and reports compiled by industry professionals or organisations and analysts and our knowledge of our sales and markets.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document includes statements that are, or may be deemed to be "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "projects", "expects", "intends", "may", "will", "seeks" or "should" or, in each case, their negative or other variations or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those suggested by the forward-looking statements contained in this document. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods.

Prospective investors are advised to read, in particular, the parts of this document entitled "Risk Factors", Part I "Our Business" and Part IV "Financial Information" for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document may not occur.

Other than in accordance with our obligations under the Listing Rules, we undertake no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this document.

CERTAIN CONVENTIONS AND CURRENCY AND FINANCIAL STATEMENT PRESENTATION

References in this document to "we", "us", "our", the "Company", "Wolfson" and the "Group" are to Wolfson Microelectronics plc and, where the context requires, its consolidated subsidiaries.

Unless otherwise indicated, all references in this document to "pounds sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom and references to "US dollars", "$", "US$" and "cents" or "¢" are to the lawful currency of the United States.

Unless otherwise indicated, financial information in this document, including the financial information in Part V "Accountants' Report on the Group", has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). See paragraph 17 in Part VII "Additional Information" for an explanation of these differences as they affect our accounts.

Percentages in tables have been rounded and accordingly may not add up to 100%. Certain financial data has been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data.

Other than in relation to the financial information set out in Part V "Accountants' Report on the Group" and Part VI "Pro Forma Statement of Net Assets" of this document, and information extracted therefrom, where financial amounts throughout this document are denominated in pounds sterling and then compared to the US dollar equivalent, they have been compared for illustrative purposes only and are based on the pounds sterling to US dollars exchange rate of £1:$1.6587 on 25 September 2003. Additional, historical pounds sterling to US dollar exchange rates are set out at paragraph 22 of Part VII "Additional Information". In relation to the financial information set out at Part V "Accountants' Report on the Group" and Part VI "Pro Forma Statement of Net Assets" of this document, and information extracted therefrom, amounts presented in pounds sterling have been translated into US dollars in accordance with Note 5.1 to Part V "Accountants' Report on the Group" and the terms of the "Pro Forma Statement of Net Assets" respectively.

All third party trade marks mentioned in this document are used for descriptive purposes only and we do not claim any rights therein.

TABLE OF CONTENTS

INDICATIVE PLACING STATISTICS

Offer Price range (per Ordinary Share)[1]	155p to 210p
Expected number of Ordinary Shares being offered in the Offer[2][3]	34,694,945
which comprise:	
New Ordinary Shares[2]	13,698,630
Existing Ordinary Shares[5][6]	20,996,315
Expected number of Existing Ordinary Shares subject to the Over-allotment Option	4,944,435
Expected number of Ordinary Shares in issue following the Offer[2]	103,388,330
Estimated market capitalisation[2]	£188,683,702
Estimated net proceeds of the Offer receivable by the Company[4][7]	£ 22,500,000

Notes:

(1) The Offer Price may be set above, below or within the Offer Price range.

(2) The number of Ordinary Shares being offered will vary depending on the Offer Price. The above statistics are based on an Offer Price at the mid-point of the Offer Price range (182.5p) and if the Offer Price is set above or below that mid-point of the Offer Price range, including outside the Offer Price range, the relevant statistics will change. The net proceeds being raised by the Company will remain constant at approximately £22.5 million (approximately $37.1 million). See Part VI "Pro Forma Statement of Net Assets".

(3) The Offer will consist of an Institutional Offer and an Employee Offer. The Employee Offer will comprise an offer of up to 1,271,232 (based on the mid-point of the Offer Price Range) Ordinary Shares.

(4) Assumes no revocation of applications for Ordinary Shares by employees under the Employee Offer.

(5) Assumes the Over-allotment Option is not exercised.

(6) Subject to note 2, this represents the current intention of the Selling Shareholders. The actual number of Existing Ordinary Shares to be sold in the Institutional Offer will depend on a number of factors and may change significantly (up or down) from the amount set out above.

(7) The estimated net proceeds receivable by the Company are calculated after deduction of the estimated commissions and other fees and expenses of the Offer payable by the Company, currently expected to be approximately £2.5 million (approximately $4.1 million). See Part VI "Pro Forma Statement of Net Assets". This amount does not take into account any incentive fee that may be payable. See Part VII "Additional Information—Underwriting Arrangements—Underwriting Agreement". The Company will not receive any proceeds from the sale of Existing Ordinary Shares by the Selling Shareholders.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2003
Announcement of Offer Price and basis of allocation	16 October
Listing Particulars containing the Offer Price published	16 October
Conditional dealings commence	8:00 a.m. on 16 October
Admission and expected commencement of unconditional dealings	8:00 a.m. on 21 October
Shares credited to CREST accounts	8:00 a.m. on 21 October
Where applicable, despatch of definitive share certificates	27 October

Each of the times and dates in the above timetable is subject to change. All references to time are to London time.

It should be noted that if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

DIRECTORS, SECRETARY AND ADVISERS

Directors

David John Carey	Non-executive Chairman
Dr Alastair David Milne OBE	Chief Executive Officer
James Robert Craig Reid	Chief Technical Officer
George Reginald Elliott	Chief Financial Officer
John Martin Urwin	Operations Director
Juergen Germies	Non-executive Director
Ross King Graham	Non-executive Director
Barry Michael Rose	Non-executive Director

Company Secretary
George Reginald Elliott

Registered Office
Lutton Court
20 Bernard Terrace
Edinburgh EH8 9NX

Sole Bookrunner, Sponsor, Joint Lead Manager and Joint Broker
Citigroup
Citigroup Centre
Canada Square
London E14 5LF

Joint Lead Manager and Joint Broker
Cazenove & Co. Ltd
20 Moorgate
London EC2R 6DA

US Co-Manager
SoundView Technology Group
1700 East Putnam Avenue
Old Greenwich, CT 06870

English and US Legal Advisers to the Company
Hale and Dorr
Alder Castle
10 Noble Street
London EC2V 7QJ

English and US Legal Advisers to the Offer
Norton Rose
Kempson House
Camomile Street
London EC3A 7AN

Auditors
KPMG LLP
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EG

Reporting Accountants
KPMG Audit Plc
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EG

Principal Bankers
Bank of Scotland
The Mound
Edinburgh EH1 1YZ

Registrar, Receiving and Paying Agent
Lloyds TSB Registrars (Scotland)
P.O. Box 28448
Finance House
Orchard Brae
Edinburgh EH4 1WQ

KEY INFORMATION

The following is a summary of certain information appearing elsewhere in this document. Reference is made to, and this summary is qualified in its entirety by and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this document. This summary does not contain all the information that is important to investors or that potential investors should consider before subscribing for Ordinary Shares. In particular you should consider carefully the factors set forth under the heading "Risk Factors".

Introduction

We design, develop, manufacture and sell a range of proprietary high performance integrated circuits combining analogue and digital technology, known as mixed-signal ICs. Our analogue-intensive mixed-signal ICs provide the essential user interface to digital information, by converting between real world analogue signals such as sound and light to the digital format used in computers and other electronic equipment. The features and performance characteristics of our mixed-signal ICs play a crucial part in determining the functionality and usability of a wide range of digital electronic products.

We sell a range of over 50 products to more than 150 customers worldwide. We have strategically targeted high-growth markets where we believe there is increasing demand for high volumes of mixed-signal ICs. Reflecting this strategy, our devices are found in a wide range of familiar items in the consumer and professional electronics markets, such as:

- digital audio products, including DVD players, hi-fi systems, games consoles, digital televisions and set-top boxes;
- digital imaging products, including scanners, multi-function peripherals and cameras; and
- portable devices, such as PDAs, MP3 players and mobile phones with multimedia features.

Our end customers include a variety of original equipment manufacturers or OEMs and original design and manufacturing companies or ODMs including Apple, Compal, Canon, Hewlett-Packard, Microsoft, Mitac, Samsung and Toshiba.

We are a fabless semiconductor manufacturer and accordingly we outsource the capital-intensive manufacturing process, principally the production of silicon wafers, packaging and testing, allowing us to focus our resources on product development and marketing activities. We place significant emphasis on research and development and the introduction of innovative and technologically advanced new products. In the year ended 31 December 2002 we invested 14.6% of our turnover in research and development. In the 12 months to 30 September 2003 we introduced 15 new products, with plans to introduce another 23 new products in the 12 months to 30 September 2004.

We founded our company in 1984 as a design house and by 1995 had designed over 100 ICs for specific customers. In 1995, we made the strategic decision to become a supplier of our own proprietary products, based on our accumulated design, product definition and product development expertise. Since then we have grown to employ over 120 people in 5 locations internationally, and have shipped over 50 million products in the last 12 months.

Our turnover has increased from $16.2 million in 2001 to $33.7 million in 2002. In the first six months of 2003, our turnover was $29.3 million, compared to $13.1 million in the same period of 2002. In 2001, we made a loss on ordinary activities before taxation of $1.1 million. In 2002, we made a profit on ordinary activities before taxation of $3.6 million. In the first half of 2003, we made a profit on ordinary activities before taxation of $4.2 million.

Competitive Strengths

We believe that our competitive strengths include:

- ***Product definition expertise***

  Our history as a design house and in-house technical capabilities provide us with significant expertise and an extensive track record (including over 100 design-wins) in the successful definition and design of mixed-signal ICs. The combination of our customer relationships at the product development level and our in-house product definition track record puts us at the forefront of technological developments for next generation products.

- ***Product realisation capability***

  The successful realisation of a product requires significant engineering expertise and an effective development process, encompassing design, test and product qualification. We believe that our in-house processes and track record of success in this area represent a significant competitive advantage in our rapidly evolving markets.

- ***Proven sole source supplier***

  For many of our customers we are a sole source supplier. We believe our customers' decisions to purchase from us reflects their confidence in our ability to satisfy the complex logistical demands of their manufacturing processes with large volumes of technically advanced, reliable products. Our track record of meeting these requirements, which has been built up over the last decade, is a critical factor in securing our customers' business.

- ***Management team***

  Our senior management team of 11 people has over 180 combined years of experience in the development, manufacture and sale of mixed-signal ICs. Our team has substantial experience and a successful track record of building and operating the business, delivering organic revenue growth, and attracting, developing and retaining the technical expertise that is critical to executing our strategy.

Strategy

Our strategy is to be a leading international supplier of a wide range of differentiated mixed-signal ICs to our targeted markets. Our aim is to expand our business profitability through providing a broad portfolio of innovative products and services to a worldwide customer base. To achieve these goals, we intend to:

- target high growth, high volume markets;
- develop and market a broad portfolio of innovative products in our target markets;
- continue to develop leading design technology;
- expand sales, marketing and technical support organisations;
- expand relationships with leading OEMs, ODMs and subcontract manufacturers;
- leverage design experience into new products and markets; and
- attract, maintain and develop leading mixed-signal engineering talent.

The Offer

The aggregate number of Ordinary Shares available under the Institutional Offer will be • Ordinary Shares. The Institutional Offer will comprise an issue of • New Ordinary Shares by us and the sale of • Existing Ordinary Shares by the Selling Shareholders. Under the Institutional Offer, all Ordinary Shares will be issued or sold at the Offer Price. Pursuant to the Over-allotment Option, Citigroup may purchase or procure purchasers for up to • additional Existing Ordinary Shares to be sold by certain of the Selling Shareholders at the Offer Price and for up to 30 days from the date of Admission, for the purposes, amongst other things, of meeting over-allotments, if any, in connection with the Institutional Offer and to cover short positions resulting from stabilisation transactions.

In the Institutional Offer, Ordinary Shares will be offered to institutional and certain other investors in the United Kingdom and elsewhere.

The deadline for receipt of applications pursuant to the Employee Offer was 5.00 p.m. on 8 October 2003. The number of Ordinary Shares applied for pursuant to the Employee Offer was •. Eligible Employees who have applied for Ordinary Shares pursuant to the Employee Offer have until 12.00 noon on 17 October 2003 to revoke their applications. The Employee Offer has not been underwritten.

Admission is expected to become effective and dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8:00 a.m. on 21 October 2003.

Selected Financial Data

The following table presents selected financial information that has been derived from our audited financial statements as at and for the years ended 31 December 2000, 2001 and 2002 and our audited financial statements as at and for the six-month periods ended 30 June 2002 and 2003, in each case prepared in accordance with UK GAAP and included in Part V "Accountants' Report on the Group". The selected financial data should be read in conjunction with Part IV "Financial Information" set out on pages 31 to 41 of this document. This information has been extracted without material adjustment from Part V "Accountants' Report on the Group". Potential investors should read this document as a whole and not rely solely on this selected or any summarised information.

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars, except per share amounts)			(in thousands of US dollars, except per share amounts)	
Consolidated Profit and Loss Information:					
Turnover	$13,120	$ 16,178	$ 33,681	$13,099	$ 29,253
Cost of sales	(9,563)	(10,143)	(17,871)	(7,005)	(15,684)
Gross profit	3,557	6,035	15,810	6,094	13,569
Operating expenses	(5,779)	(7,204)	(12,524)	(4,792)	(9,578)
Other operating income	117	125	276	136	184
Operating (loss)/profit	(2,105)	(1,044)	3,562	1,438	4,175
Net interest (expense)/ income	(38)	(67)	66	61	(18)
Taxation on (loss)/profit on ordinary activities	—	3,830	(1,216)	(489)	(1,352)
Dividends paid and proposed on equity and non-equity shares	—	—	(885)	(191)	(213)
Retained (loss)/profit for the year for equity shareholders	$(2,143)	$ 2,667	$ 1,527	$ 819	$ 2,592
(Loss)/profit on ordinary activities before taxation	$(2,143)	$ (1,111)	$ 3,628	$ 1,499	$ 4,157
Basic (loss)/earnings per share	(3.61)	3.82	3.45	1.45	3.99
Diluted (loss)/earnings per share	N/A	3.52	2.57	1.08	2.98
Cash Flow Information:					
Net cash (outflow)/inflow from operating activities	$(2,214)	$ (2,892)	$ 3,465	$ 1,145	$ 678
Net cash inflow/(outflow) from financing activities	4,561	6,781	1,494	(8)	1,107
Other Financial Information:					
Depreciation	$ 282	$ 531	$ 1,333	$ 530	$ 1,013
Capital expenditure	338	899	3,517	1,040	1,708
Cash	773	3,657	6,282	4,341	6,500

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)			(in thousands of US dollars)	
Consolidated Balance Sheet Information:					
Tangible assets	$ 596	$ 952	$ 3,390	$ 1,532	$ 4,147
Current assets	4,453	13,938	20,760	15,666	25,957
Total assets	5,049	14,890	24,150	17,198	30,104
Creditors: amounts falling due within one year	(1,847)	(2,531)	(8,180)	(3,619)	(11,017)
Net current assets	2,606	11,407	12,580	12,047	14,940
Total assets less current liabilities	3,202	12,359	15,970	13,579	19,087
Creditors: amounts falling due after more than one year	—	—	(1,197)	(72)	(1,616)
Deferred income	(1,355)	(950)	(468)	(739)	(152)
Shareholders' funds	$ 1,847	$ 11,409	$ 14,305	$12,768	$ 17,319

Use of Proceeds

Based on the Offer Price, and assuming no revocation of applications for shares by employees pursuant to the Employee Offer, our proceeds from the Offer are estimated to be approximately £22.5 million, after deduction of underwriting commissions and expenses payable by us. We will not receive any portion of the proceeds from the sale of Existing Ordinary Shares by the Selling Shareholders.

The principal purposes of the Offer are to increase our equity capital, to create a public market in our Ordinary Shares and to strengthen our balance sheet, providing increased security and confidence to our customers in a market place in which most of our current and potential future competitors are or are expected to be publicly held companies. We further believe that the Offer will enable us better to incentivise and retain employees.

We expect to use the net proceeds of the Offer to develop sales infrastructure, enhance design and test technology, increase product coverage in multiple markets and for working capital. We intend to enhance our ability to develop new products by investing in additional computer aided design (CAD) tools and computing facilities. To enable us to introduce new products more quickly, we plan to invest in additional product qualification equipment for product reliability testing. To improve manufacturing efficiency we plan to invest in automatic test equipment (ATE) for test programme development and high volume production testing. In addition, we may use a portion of the proceeds to acquire businesses, products, or technologies that are complementary to our current or future businesses.

Lock-up Agreements

We have agreed with each of the Underwriters that during the period of six months from Admission we will not (other than in certain limited circumstances), without the prior consent of Citigroup, offer, sell or contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or any of our affiliates or any person in privity with us or any of our affiliates), directly or indirectly, or announce the offer of, any of our Ordinary Shares or any securities convertible into, or exchangeable for, Ordinary Shares other than the Ordinary Shares issued pursuant to the Underwriting Agreement. Our Directors have separately entered into respective lock-up agreements with the Underwriters. See paragraph 14.1 of Part VII "Additional Information—Underwriting Arrangements".

Approximately ● % of the Ordinary Shares in issue after the Institutional Offer (assuming no exercise of the Over-allotment Option and no revocation of applications for shares by employees under the Employee Offer) will be subject to lock-up arrangements.

RISK FACTORS

An investment in the Ordinary Shares is subject to a number of risks and uncertainties. Accordingly, in addition to the other information contained in this document, prospective investors should consider carefully the following risk factors before making an investment decision concerning the Ordinary Shares. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also have an adverse effect on our business, financial condition and results of operations.

Considerations Relating to Our Business and Financial Condition

We incurred losses until the second half of 2001 and may incur losses in the future.

We did not generate an operating profit until the second half of 2001. Although we have experienced revenue growth in recent periods, that growth is not necessarily indicative of future operating results. We cannot assure you that we will be able to sustain revenue growth and profitability in the future. Our results of operations may fluctuate as a result of a number of factors, many of which are beyond our control. These factors include, amongst others: the growth rate of markets into which we sell our products; market acceptance of and demand for our products and those of our customers; and unanticipated delays or problems in the introduction of our products. If we do not realise sufficient revenue levels to sustain profitability, we may require additional financing, which may not be available. If we are unable to sustain profitability, our business could be severely harmed.

We may not sustain our recent growth rate.

We have experienced significant revenue growth in a relatively short period of time. Specifically, our annual revenues increased from $16.2 million in 2001 to $33.7 million in 2002, and our revenue increased from $13.1 million for the six months ended 30 June 2002 to $29.3 million for the six months ended 30 June 2003. However, we may not sustain similar revenue growth in future periods. Accordingly, you should not rely on the results of any prior six month or annual periods as an indication of our future operating performance.

The loss or significant reduction in orders from major customers may significantly reduce our sales.

For each of the years ended 31 December 2001 and 31 December 2002, our biggest product customer was Microsoft. Sales to Microsoft amounted to 12.3% of our total turnover for 2001 and 14.5% of our total turnover in 2002. Additionally, in 2001, approximately 11% of our total sales were attributable to Texas Instruments, although not in relation to our product business. Those sales arose from our development of products for Texas Instruments' catalogue range and was distinct from our product business. This development programme was intended to be a one-time event and has not been repeated since. In neither 2001 nor 2002 did any other end customer account for more than 10% of turnover. For the six month period ended 30 June 2003, our biggest customer was Hewlett-Packard. Sales to Hewlett-Packard amounted to 15.9% of our total turnover for that period. In the six month period ended 30 June 2003, no other end customer accounted for more than 10% of turnover. If, in the future, major customers decide not to purchase our ICs at all, purchase fewer ICs than they did in the past or alter their purchasing patterns (for example by no longer using us as a sole supplier), the loss of these large customers, or a significant reduction in sales by any one of them, would significantly reduce our sales and adversely affect our business.

The average selling prices of our products could decrease rapidly which may negatively impact our gross margins and sales.

We may experience fluctuation in future operating results from period to period due to the reduction of the average selling price of our products. Prices of ICs like those developed and sold by us typically decline over the product life cycle. If we are unable to offset any such reductions in our average selling price by increasing our sales volumes, then our turnover may decline and we may cease to be profitable. To maintain existing levels of gross margins, we will need to develop and introduce new products, as well as reduce our manufacturing costs on existing products. Failure to do so would cause our sales and gross margins to decline.

Our revenues are highly dependent on the growth of the consumer electronics market, including growth in digital audio, digital imaging, portable devices and other potential markets.

Our future is dependent on the growth of the digital consumer electronics market. Our ability to generate increased revenues will further depend on the growth of the analogue and mixed-signal semiconductor markets

for digital audio, digital imaging, portable devices and the development of other potential markets for our products. The future size of the digital audio, digital imaging and portable devices markets, and other potential markets, is uncertain and depends upon a number of factors, all of which are beyond our control. The failure of the digital audio, digital imaging, portable devices and other potential markets to develop as we expect would have a material adverse effect on our business, financial condition and results of operations.

Any decline in consumer spending as a result of general economic conditions, future terrorist attacks or disease outbreaks (such as occurred recently with the outbreak of Severe Acute Respiratory Syndrome ("SARS"), where travel to and from certain countries was curtailed, and travel and shopping within such countries was limited), could also limit the expansion of the consumer electronics market, thus adversely affecting our business. The expansion of this market may also be adversely impacted by the enforcement of legal limitations on file sharing and downloadable music. If the music producers or other parties are successful in limiting the ability of consumers to obtain music on the internet without payment, the demand for consumer electronic devices that use our ICs may decline.

Our future success is dependent on new product development; our failure successfully to design and introduce new products in a timely manner could render our products obsolete and unmarketable.

The markets for our products are characterised by rapidly changing technologies, evolving industry standards and changes in customer requirements. The introduction of new technologies and the emergence of new industry standards could render our existing products, as well as those products currently under development, obsolete and unmarketable.

Our future success will therefore depend to a substantial degree upon our ability to develop and introduce in a timely manner new products and enhancements to our existing products. These products and product enhancements must incorporate technological changes and innovations and meet evolving customer and industry standards. We expect to continue to make significant investments in research and development, to enhance existing products and to develop new products that incorporate new and existing technologies. We cannot assure you, however, that such new products or product enhancements will successfully anticipate or respond to these rapid technological changes or that they will be developed in time to capture market opportunities or achieve a significant or sustainable level of acceptance in new and existing markets.

The development of new, technologically advanced products and product enhancements is a complex and uncertain process requiring accurate anticipation of technological and market trends. Any failure on our part successfully to design, develop and introduce new products and product enhancements, or successfully to develop previously announced products, could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to retain our current personnel and to hire and retain additional appropriately qualified personnel our ability to develop and successfully market our products could be harmed.

Our future success depends to a significant extent on our ability to retain the key engineering, sales, marketing, operational, finance and executive personnel who provide expertise and experience critical to our business and the implementation of our strategy. In particular we consider that our ability to service our customers' needs and to have an advantage over our competitors is facilitated by our direct sales force and skilled field application engineers. There is intense competition for qualified personnel in the semiconductor industry and, from time to time, we have experienced difficulty in locating candidates with appropriate qualifications. In addition, due to the complex nature of our technologies and products and the significant training required for new personnel, retention and motivation of existing personnel are particularly important. Although we have entered into contracts with key management personnel there can be no assurance that we will be able to continue to retain, attract and train appropriately qualified personnel necessary for the development of our products and business. The loss of the services of, or failure to recruit in a timely manner, key technical and management personnel would adversely impact our product development programmes and could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on third-party fabrication, assembly and product testing relationships, disruptions to which could impact our business.

We do not have our own manufacturing facilities and we rely on third parties to fabricate, assemble and test all of our products. We currently do not have long-term supply contracts with any of our third-party sub-

contractors. None of our third-party sub-contractors are obligated to perform services or supply products to us for any specific period, or in any specific quantities, except as may be provided in a particular purchase order. Currently, all of our products are being manufactured by three wafer foundries and assembled and tested by five third-party sub-contractors. We expect that we will continue to rely upon these companies to manufacture, assemble and test our products. There are many risks associated with our dependence upon third-party manufacturing, assembly and product testing relationships, including reduced control over delivery schedules, quality assurance, manufacturing yields and costs, potential lack of adequate capacity during periods of excess demand, unavailability or interruption of access to certain process technologies, potential misappropriation of our intellectual property and the risk that a sub-contractor goes out of business or is taken over by a company that discontinues its foundry service. In addition, a manufacturing disruption experienced by sub-contractors could impact the production of our products for a substantial period of time. This dependence on third-party manufacturing, assembly and testing subjects us to risks associated with an interruption of supply and could have a material adverse effect on our business, financial condition and results of operations. See also "Our Business—Manufacturing" in Part I of this document.

We are dependent on a limited number of sub-contract manufacturers to produce wafers, which could result in insufficient quantities of finished products on a timely basis.

We are dependent on three sub-contract manufacturers, with most of our products being produced on a sole source basis by one or another of them, to produce processed wafers of acceptable quality and with acceptable manufacturing yields, and to deliver those processed wafers to our assembly and testing sub-contractors on a timely basis. We have at times experienced delivery delays and long manufacturing lead times. Although we expect that our products will be manufactured, assembled and tested by a limited number of sub-contractors for the foreseeable future, we cannot assure you that the sub-contractors that we currently use will continue to devote adequate resources to the production of our products or deliver sufficient quantities of finished products on a timely basis or at an acceptable cost. There are limited available alternative sources of supply for any specific product. This dependence on sole source production subjects us to risks associated with an interruption in supply.

Our future operating results will be highly dependent on how well we manage growth.

We have experienced, and may continue to experience, periods of rapid growth and expansion of the number of our employees, our operating and financial systems and the geographic scope of our operations. The number of full time employees (including executive directors) increased from 71 at 31 December 2001 to 116 at 30 June 2003. We opened an office in Taipei, Taiwan in 2000, and established a sales office in Yokohama, Japan in 2001. In addition, we intend to relocate our headquarters in Edinburgh to a larger company-owned facility within the next six months and to install a new IT system. This growth and expansion has placed, and could continue to place, a significant strain on our limited financial, management and other resources. To manage our expanded operations effectively, we will be required to continue to improve our existing operational, financial and management systems and to implement new systems.

We may be unable adequately to protect our intellectual property.

Although we have four issued patents and apply from time-to-time for additional patents, we do not rely to any significant extent on patents or other intellectual property rights to protect our product technology. Like other companies in the industry in which we compete, we rely primarily upon our ability to adapt our products to meet our customers' changing requirements.

Although we take reasonable steps to protect our trade secrets and confidential information, there can be no assurance that third parties will not misappropriate such secrets and information. Any such misappropriation could have a material adverse effect on our business, financial condition and results of operations and may require us to engage in litigation.

Intellectual property suits that are brought against us may significantly harm our business.

The semiconductor industry is characterised by cross-licencing and frequent litigation regarding patent and other intellectual property rights. We have provided certain indemnification rights to our customers with respect to the infringement of third-party intellectual rights regarding our products. Although we have not been served, we have become aware of a claim by Cirrus Logic, Inc. ("Cirrus") that alleges that certain of our products infringe two of their US patents (for further details see paragraph 18.1 of Part VII "Additional Information"). Collectively, the allegedly infringing products accounted for no more than 20% of our worldwide turnover for the

year ended 2002 and no more than 17% for the six months to June 2003. We believe that Cirrus' claims of infringement do not have merit and we intend to defend them vigorously. However, the outcome of the litigation, the amount of attorney's costs and fees and the impact on our management's resources cannot yet be assessed. No assurances can be given that we will prevail in the lawsuit, and if we do not prevail this could have a material adverse effect on our business, financial condition and results of operation.

We may be notified of further infringement claims or of claims for indemnification by customers or end users of our products resulting from infringement claims. Any litigation to determine the validity of such claims, whether or not determined in our favour or settled by us, could be costly and would divert the efforts and attention of our management and technical personnel from productive tasks. Any intellectual property litigation also could force us to take specific actions, including:

- cease selling products that use the challenged intellectual property;
- pay substantial monetary damages;
- obtain from the owner of the challenged intellectual property right a licence to sell or use the relevant technology, which licence may not be available on reasonable terms, or at all; or
- redesign those products that use challenged intellectual property.

Any of these could have a material adverse effect on our business, financial condition and results of operations. See also "Our Business—Intellectual Property" in Part I of this document.

We are subject to inventory risks because we build our products based on forecasts and place our purchase orders before we receive purchase orders from our own customers.

We must make forecasts and place purchase orders with our sub-contractors for our products before we receive purchase orders from our own customers. This limits our ability to react to fluctuations in demand for our products, which can be unexpected and dramatic, and may cause us to have excess inventory, or a shortage, of a particular product. In addition, we cannot assure you that our sub-contractors will supply the quantities of products required by us. As a result of the lead time for ordering and obtaining processed wafers or other components or services required to complete our products, we may be required from time to time to take a charge for excess inventory or be unable to meet customer orders. Significant write-downs of excess inventory or declines in inventory value could materially adversely affect our business, financial condition and results of operations. Moreover, if we cancel a purchase order with sub-contractors, we must pay cancellation penalties based on the status of the work in progress.

Our sales are denominated in US dollars, whilst our fixed costs are denominated primarily in pounds sterling, so exchange rate fluctuations may have an adverse effect on our business.

Substantially all of our sales and variable costs are denominated in US dollars, whilst our overhead and other fixed costs are denominated primarily in pounds sterling. This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material. Although we do not currently do so, we may enter into currency hedging transactions to hedge a portion of these exposures. However, we cannot assure you that these hedging transactions will be available at a reasonable cost or will be successful in reducing these exposures. Any losses incurred in connection with these hedging transactions would adversely affect our operating results. In addition, fluctuations in the exchange rate between the pound sterling and other currencies in which we transact certain aspects of our business relative to the US dollar may cause fluctuations in reported financial information that are not necessarily related to our results of operations.

Our international operations expose us to further risks that we would not otherwise face.

Because our products are manufactured outside the United Kingdom and because we sell a substantial portion of our products outside the United Kingdom, we are subject to additional risks related to operating in foreign countries. These risks include: difficulties managing and administering a globally-dispersed business; inability to repatriate earnings of foreign operations; multiple and possibly overlapping tax structures which could result in significant decreases in the financial performance of foreign operations; export controls or other regulatory restrictions, which could prevent us from shipping products into and from some markets; applicable foreign regulations; economic weaknesses or political instability in particular foreign economies and markets; difficulty in collecting accounts receivable; and difficulty in enforcing or adequately protecting intellectual property. We cannot assure you that the additional risks associated with our international operations will not materially adversely affect our business, financial condition and results of operations.

If we are unable to obtain additional capital at commercially acceptable rates, our business may be harmed; in addition, if we have to issue new equity securities our shareholders may experience dilution or the creation of new classes of equity with greater rights than holders of our Ordinary Shares.

Our continued development and marketing of new products and an increase in research and development, support and sales and marketing personnel will require a significant commitment of capital by us. As a result we may be required, or could elect, to seek additional funding. In addition, if the market for our products develops at a slower pace than anticipated, or if we fail to establish market share and increase revenues, we may incur significant operating losses and utilise significant amounts of capital. In the event we are required to raise additional funds, we may not be able to do so on favourable terms, or at all. Further, if we issue new equity securities, our shareholders may experience dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our Ordinary Shares. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability by us to raise additional capital when required may delay our product development efforts and could seriously harm our business.

Some of our third-party semiconductor manufacturers and third-party assembly and test sub-contractors are located in areas susceptible to natural disasters.

The foundries that currently manufacture our products, as well as a number of sub-contractors who assemble, package and test our products, are located in Taiwan, Korea and Singapore. The risk of earthquakes in these Pacific Rim locations is significant due to the proximity of major earthquake fault lines in the area. The occurrence of an earthquake or other natural disaster near these foundries or sub-contractors could result in damage, power outages and other disruptions that impair their production and assembly capacity. Earthquakes, fire, flooding or other natural disasters in these countries (such as the recent outbreak of SARS) would likely result in the disruption of our foundry capacity. Any disruptions resulting from such events could cause significant delays in the production and shipment of our products until such time as we are able to shift our manufacturing, assembly or testing from the affected contractor to another third-party sub-contractor. In such event it is likely that our competitors would also be searching for other third-party sub-contractors, which in turn may create excess demand for capacity within those foundries. We cannot assure you that such alternate capacity could be obtained on favourable terms, if at all.

Some of our third-party semiconductor manufacturers and third-party assembly and test sub-contractors are located in areas susceptible to political and labour risks.

The foundries that currently manufacture our products, as well as a number of sub-contractors who assemble, package and test our products, are located in Taiwan, Korea and Singapore. There is a risk that there may be political unrest in one or more of these countries, or that there could be labour strikes or work stoppages that would affect the semiconductor manufacturers' and assemblers' facilities in these regions. Any such disruptions could cause significant delays in the production and shipment of our products until such time as we are able to shift our manufacturing, assembly or testing to an alternative third-party sub-contractor not so affected. In such event it is likely that our competitors would also be searching for other third-party sub-contractors, which in turn may create excess demand for capacity within those foundries. There can be no assurance that such alternate capacity could be obtained on favourable terms, if at all.

Considerations Relating to Our Industry and Markets

Our products are complex; if they contain latent defects, we could incur replacement costs, delays in revenue recognition and loss of market share.

Product development in the markets we serve is becoming more focused on the integration of functionality in individual devices, with a general trend towards increasingly complex products. The greater integration of functions and complexity of operations of our products increase the risk that latent defects or faults could be discovered by customers or end users after volumes of those products have been shipped. This could result in a number of adverse effects on our business, including material recall and replacement costs for product warranty and support, delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance and diversion of the attention of engineering personnel from development. Customer relationships could also be adversely impacted by the recurrence of significant defects. In addition, any defects or other problems with our products could result in financial or other damage to our customers who could seek damages for their losses. Any claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend and could materially adversely affect our business, financial condition and results of operations. Our agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims.

The cyclical nature of the semiconductor industry could create fluctuations in our operating results.

The semiconductor industry has historically been cyclical, characterised by wide fluctuations in product supply and demand, and has recently experienced a significant downturn resulting from decreased product demand and production overcapacity. Our business will be materially adversely affected by any such industry-wide downturns in the future.

Variations in manufacturing yields may result in insufficient good chips to meet customer orders and, consequently, have a material adverse effect on our business.

The manufacture of our ICs is a complex process which includes semiconductor wafer manufacturing, wafer probing, packaging and testing. We buy wafers and test and assembly services from our sub-contractors based upon agreed processing specifications. It is possible that the process parameters may drift within the specification limits agreed, resulting in the devices failing against test limits at probing or final test. In such circumstances, we are financially liable for all of the material supplied by the sub-contractor provided that the wafers and test and assembly services meet the agreed process specifications. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. As a result, semiconductor manufacturers may experience problems in achieving acceptable wafer manufacturing yields, which are represented by the number of good chips as a proportion of the total number of chips on any particular wafer. Poor yields by our suppliers may result in insufficient good chips to meet customer orders and, consequently, may materially adversely affect our business, financial condition and results of operations. See also "Our Business—Manufacturing" in Part I of this document.

Announcements of new products by us or others may result in the shortening of the lifecycles of our products and/or a reduction in their market value, a phenomenon that must be managed effectively by us.

From time to time, we or our competitors may announce new products, capabilities or technologies that may replace or shorten the life cycles of our existing products, or else result in significant reductions in their market value. Announcements of currently planned or other new products may cause customers to defer or stop purchasing our current products until our or our competitors' new products become available. Furthermore, the introduction of new or enhanced products requires us to manage the transition from older products to minimise disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet customer demand. Our failure effectively to manage transitions away from older products could have a material adverse effect on our business.

New sales of our products are subject to potential delays arising from our customers' acceptance and approval processes.

The sale of our products typically involves a significant technical evaluation and commitment of capital and other resources by potential customers, and may entail delays associated with customers' internal procedures to deploy new technologies within their products and to test and accept new technologies. Accordingly we are unable to dictate when, if at all, our new products will be utilised in end products.

Due to the large size of customers' orders, if orders forecasted for a specific customer for a particular period are not realised in that period because of delays in the launch times of their own new products (or otherwise) our operating results for that period could be materially adversely affected. See also "Our Business—Sales and Marketing" in Part I of this document.

We face intense competition and may not be able to compete effectively.

The markets in which we operate are intensely competitive and are characterised by rapid technological change, evolving industry standards and declining average selling prices. Many of the companies that compete against us, or may compete against us in the future, have longer operating histories, greater name recognition, larger installed customer bases and significantly greater financial, technical and/or marketing resources. As a result, they may be able to respond more quickly to changing customer requirements or to devote greater resources to the development, promotion and sale of their products than us. We cannot assure you that such competitors, or future competitors, will not develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. Furthermore, our current and potential competitors have established, or may establish, co-operative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new alliances among competitors will emerge, which could reduce our sales, lower our margins and/or decrease our market shares. These and other competitive pressures may prevent us from competing successfully against current or future competitors. See also "Our Business—Competition" in Part I of this document.

Other Considerations Relating to an Investment in Ordinary Shares

Substantial future sales of Ordinary Shares could impact the market price of Ordinary Shares.

Following the Offer (assuming no revocation of applications for Ordinary Shares by employees under the Employee Offer), approximately ● Ordinary Shares will be in issue and there will be outstanding options exercisable for the issue of a further ● Ordinary Shares. Sales, or the possibility of sales, of substantial numbers of Ordinary Shares in the public or private market by our existing shareholders following the Offer could have an adverse effect on the market trading prices of the Ordinary Shares. While we, the Selling Shareholders, the Directors and senior management listed under "Management" in Part II of this document and certain other of our Shareholders have agreed to certain restrictions on the offer, sale, pledge or disposal of Ordinary Shares for various limited periods of time following the date of Admission without the prior written consent of Citigroup, as described in Part III and paragraph 14.1 of Part VII "Additional Information" of this document, upon the expiration of these lock-up arrangements a large number of additional Ordinary Shares will be eligible for use or sale. Furthermore, Citigroup may, in its sole discretion, and at any time or from time to time, without notice, release all or any portion of the Ordinary Shares subject to these lock-up arrangements. Approximately ● % of the Ordinary Shares in issue after the Offer (assuming no revocation of applications for Ordinary Shares by employees under the Employee Offer) will be subject to lock-up arrangements.

There has been no prior public market in the Ordinary Shares before the Offer and an active trading market may not develop or be sustained in the future.

Prior to the Offer there has been no public trading market for the Ordinary Shares. Although we have applied to the UK Listing Authority for admission to the Official List and have applied to the London Stock Exchange for admission to trading on its market for listed securities, we can give no assurance that an active trading market for the Ordinary Shares will develop or, if developed, be sustained following the closing of the Offer. If an active trading market is not developed or maintained, the liquidity and trading price of the Ordinary Shares could be adversely affected.

Publicly traded securities from time to time experience significant price and volume fluctuations that may be unrelated to the operating performance of the companies that have issued them. In addition, the market price of the Ordinary Shares, like the share prices of many publicly traded technology companies, may prove to be highly volatile. The market price of the Ordinary Shares may fluctuate significantly in response to a number of factors, many of which are beyond our control, including: variations in operating results in our reporting periods; changes in financial estimates by securities analysts; changes in market valuation of similar companies; announcements by us of significant contracts, acquisitions, strategic alliances, joint ventures or capital commitments; loss of a major customer; the inability to secure an adequate supply of raw materials from suppliers in a timely fashion; additions or departures of key personnel; any shortfall in revenues or net income or any increase in losses from levels expected by securities analysts; future issues or sales of Ordinary Shares; and stock market price and volume fluctuations, which are particularly common with respect to the securities of technology companies. Any of these events could result in a material decline in the price of the Ordinary Shares.

The Directors may apply the proceeds of the Offer to uses that Shareholders may not agree with and in ways that do not increase our profits or assist our share price.

The Directors will have considerable discretion in the application of the net proceeds received by us as a result of the Offer. Potential investors will not have the opportunity to assess whether the proceeds are being used appropriately. Potential investors must rely on the judgement of the Directors regarding the application of the proceeds of this Offer. The net proceeds may be used for corporate purposes that do not increase our profitability or increase our share price. Furthermore, they may be placed in investments that fail to produce income or that could lose value. See also "Use of Proceeds".

Insiders will continue to have substantial control over us after completion of the Offer, so potential investors may not be able to influence the outcome of some of our important decisions.

Upon completion of the Offer, the Directors will beneficially own, in the aggregate, approximately ●% of our outstanding shares (assuming no revocation of applications for Ordinary Shares by employees under the Employee Offer). As a result, these Shareholders will be able to exercise significant control over all matters requiring Shareholder approval, including the election of Directors and approval of significant corporate transactions, which could delay or prevent an outside party from acquiring control of the Company. The ability of insiders to prevent or delay these transactions could cause the price of the Ordinary Shares to decline.

US investors may be unable to participate in future rights offerings.

Under applicable legislation, we must offer preferential subscription rights to existing Shareholders on a pro rata basis when issuing new shares in the event that Shareholders have not waived this right. For reasons relating to US securities laws or other factors, US investors may not be able to participate in rights or other pre-emptive issues we may choose to make and may face dilution as a result.

Because the consolidated net tangible book value of each Ordinary Share will be substantially lower than the Offer Price, new investors will incur immediate and substantial dilution.

Investors who purchase Ordinary Shares in the Offer will experience substantial and immediate dilution in the net tangible book value of their investments. Net tangible book value per Ordinary Share represents the amount of total tangible assets less total liabilities, divided by the number of Ordinary Shares then outstanding. Dilution in net tangible book value per Ordinary Share represents the difference between the amount per Ordinary Share paid by purchasers in the Offer and the net tangible book value per Ordinary Share immediately after completion of the Offer. Shareholders will experience additional dilution upon the exercise of outstanding stock options or warrants to purchase Ordinary Shares.

PART I

OUR BUSINESS

Introduction

We design, develop, manufacture and sell a range of proprietary high performance integrated circuits combining analogue and digital technology, known as mixed-signal ICs. Our analogue-intensive mixed-signal ICs provide the essential user interface to digital information, by converting between real world analogue signals such as sound and light to the digital format used in computers and other electronic equipment. The features and performance characteristics of our mixed-signal ICs play a crucial part in determining the functionality and usability of a wide range of digital electronic products.

We sell a range of over 50 products to more than 150 customers worldwide. We have strategically targeted high-growth markets where we believe there is increasing demand for high volumes of mixed-signal ICs. Reflecting this strategy, our devices are found in a wide range of familiar items in the consumer and professional electronics markets, such as:

- digital audio products, including DVD players, hi-fi systems, games consoles, digital televisions and set-top boxes;
- digital imaging products, including scanners, multi-function peripherals and cameras; and
- portable devices, such as PDAs, MP3 players and mobile phones with multimedia features.

Our end customers include a variety of OEMs and ODMs including Apple, Compal, Canon, Hewlett-Packard, Microsoft, Mitac, Samsung and Toshiba.

We are a fabless semiconductor manufacturer and accordingly we outsource the capital-intensive manufacturing process, principally the production of silicon wafers, packaging and testing, allowing us to focus our resources on product development and marketing activities. We place significant emphasis on research and development and the introduction of innovative and technologically advanced new products. In the year ended 31 December 2002 we invested 14.6% of our turnover in research and development. In the 12 months to 30 September 2003 we had introduced 15 new products, with plans to introduce another 23 new products in the 12 months to 30 September 2004.

We founded our company in 1984 as a design house and by 1995 had designed over 100 ICs for specific customers. In 1995, we made the strategic decision to become a supplier of our own proprietary products, based on our accumulated design, product definition and product development expertise. Since then we have grown to employ over 120 people in 5 locations internationally, and have shipped over 50 million products in the last 12 months.

Our turnover has increased from $16.2 million in 2001 to $33.7 million in 2002. For the first six months of 2003, our turnover was $29.3 million, compared to $13.1 million in the same period of 2002. In 2001, we made a loss on ordinary activities before taxation of $1.1 million. In 2002, we made a profit on ordinary activities before taxation of $3.6 million. In the first half of 2003, we reported a profit on ordinary activities before taxation of $4.2 million.

Industry Background

Analogue and mixed-signal ICs are used to process real-world analogue signals representing sound, pressure, light, motion, electrical current and temperature and to convert them to and from the digital signals used in most modern electronic products. As the use of digital technology has expanded from computing applications, initially to communications and now to consumer applications, there is a growing need for analogue and mixed-signal interface technology to access digital information in the real world. The worldwide market for analogue and mixed-signal ICs was, according to Dataquest, an international market research firm, $27.8 billion in 2002 and is projected to grow at 15.6% annually to $49.7 billion in 2006.

The use of digital technology enables audio and video content to be digitised, easily replicated and transmitted. This ability, and the advent of the internet and broadband distribution, has set the stage for an increase in demand for a range of new, leading edge digital products. This demand is illustrated and driven by the following trends in our markets:

- ***Demand for higher quality music and video products***

  Since the invention of magnetic recording, there has been continuous demand for audio and video equipment to deliver increasingly realistic sound and pictures. The introduction of CDs first established

digital technology's pre-eminence in this sector, leading to Super VCD, DVDs, new audio formats (such as super audio compact discs (or "SACD") and DVD audio), multi-channel surround sound, home cinema and video games. Demand for products such as DVD players has generated one of the fastest developing markets in the history of consumer electronics. According to IDC, an independent market research company, the worldwide DVD player market is growing at a compound annual growth rate of 9.0%, and is predicted to reach $19.3 billion in 2007, representing approximately 116.8 million units. These and a range of digital hi-fi and video products for use in the home and the car, are requiring higher performance mixed-signal ICs for the generation of high quality sound and images.

- ***Development of digital image processing and digital cameras***

  The desire to capture and reproduce images digitally is driving the market for products that can scan, print and communicate images from documents. These multi-function peripherals (or all-in-ones), based on ink-jet printer technology, represent a rapidly growing market. According to IDC, the number of multi-function peripherals worldwide is predicted to exceed 19.9 million units in 2003 increasing to more than 33.0 million units in 2007. Many digital imaging products require high performance mixed-signal ICs to transform the analogue image data to a digital form for processing and storage.

  At the same time, introduction of the digital still camera is revolutionising photography. A desire for convenience, the ability to select and modify images from digital archives and the ability to send images over the internet are driving a rapidly growing market for new digital camera products. Reduced manufacturing costs have now led to retail prices at levels that are attractive to a mass consumer market, and sales volumes are predicted by IDC to increase from 28.0 million in 2002 to 73.7 million in 2006, growing at a compounded annual growth rate of 27.4%. A recent trend in the sector is the incorporation of video recording into digital still cameras, providing a demand for low-power audio sub-systems. Digital video cameras further extend this market.

- ***Demand for portable devices***

  Consumers are increasingly demanding portable devices that, in addition to simply facilitating communication, allow them to enjoy music, to take pictures and to communicate and exchange data at any time and in any location. Wireless technology and techniques for compressing digital audio files, such as MP3, and video formats, such as MPEG4, allow thousands of tracks of audio or full-length films to be stored in compact, low-power digital products. IDC predicts that the market will develop from 11.6 million units in 2002 to 31.7 million units by 2006. Further, the worldwide market for smart handheld devices (such as PDAs and smartphones) is, according to IDC, anticipated to grow from 17.1 million units in 2002 to 78.2 million in 2006. Multimedia features are also being added to current generation mobile phones and this trend is anticipated to accelerate with the introduction of 3G handsets and infrastructure. In 2002, approximately 4.5% of mobile phones sold worldwide incorporated camera modules. According to IDC, the number of these phones is predicted to rise from 19.3 million worldwide in 2002 to 215.9 million in 2006. In 2002, approximately 0.1% of mobile phones sold worldwide were MP3 enabled. According to IDC, the number of these phones is predicted to rise from 0.3 million worldwide in 2002 to 40.7 million in 2006. Manufacturers of portable products rely on advanced, low-power mixed-signal solutions that meet the specific demands of this type of product.

- ***Internet and broadband as a distribution medium***

  The expansion of broadband connections is increasing the use of the internet as a way of distributing media content. This is contributing to increased demand by consumers for digital devices to access such media. Recent announcements have been made by Apple and RealNetworks in the US and OD2 in Europe concerning music services that will allow consumers legally to download music for a modest fee per track. According to Apple, more than 10 million audio tracks have been sold through its iTunes Music Store service (a service that is focused around Apple's iPod hard disc based portable music player) since its launch. Such devices rely on advanced low-power consumption, high performance mixed-signal audio ICs.

- ***Growth of digital media services***

  Technology development coupled with global audio-visual media distribution have stimulated increasing global demand for consumer electronic products, such as set-top boxes for satellite/cable television, digital broadcast radios and internet based audio equipment. Such consumer electronic products rely on cost-effective mixed-signal ICs.

We believe that the increased use of digital technology in consumer products is driving demand for high performance mixed-signal ICs. The development and production of these ICs is a demanding task. Unlike the design of digital ICs, where product specifications are often pre-defined by international or commercial

standards, the creation of product specifications for mixed-signal ICs is particularly critical. Product specification must take into account the requirements of many customers, including their circuit and system-level performance needs, and produce a specification that will result in a cost effective component that can be sold across a broad customer base. Successfully undertaking this task relies on interaction between highly skilled, experienced engineers and the customers. The design of these ICs is also highly dependent on skilled and experienced analogue engineers. Such skilled and experienced engineers are not widely available and are concentrated in the relatively few companies who have invested in their development.

The technology and design techniques used in analogue-intensive mixed-signal ICs are different from those used in digital circuits. Digital ICs, which provide high-speed computation and logic functions, generally rely for their cost effectiveness on increasingly small geometry manufacturing processes. Their implementation involves the assembly of many hundreds of thousands or millions of a small number of elementary circuits in analogue transistors on a single device and is accomplished by means of automated logic synthesis and layout generation. Analogue-intensive mixed-signal ICs are required to achieve a combination of functionality and performance that is produced through detailed circuit design and a high degree of control over the manufacturing processes. Such ICs do not involve as many transistors as digital ICs, but the functionality of each analogue circuit within the IC is crucial to its overall performance and requires individual design using specialist circuit simulation techniques. Therefore, although many advances have been made in design automation techniques for digital design, this is not the case for analogue and mixed-signal design.

High performance analogue circuits require large device sizes to provide specific resolution, accuracy and low-power consumption. We believe this is incompatible with the requirements of cost-effective manufacturing of complex digital devices that require increasingly small geometry semiconductor process. We further believe that this incompatibility is leading to a separation of the manufacturing of advanced digital ICs from high performance analogue-intensive mixed-signal ICs, which will provide new opportunities for our products.

The Wolfson Solution

Our products and organisation provide our customers with the following benefits:

- ***Improved price/performance characteristics of interface functions***

  We provide manufacturers with a broad range of analogue-to-digital and digital-to-analogue converters and devices that provide audio input and output on the same IC (known as "codecs"), each of differing performance parameters for use in various audio and imaging applications, including consumer, high-end, portable and professional. Our integrated audio interface products, based on proprietary architectures, provide high signal-to-noise performance to produce quality sound reproduction from a small silicon area. Our imaging interface products provide an integrated analogue front-end to simplify (and hence reduce the cost of) the manufacture of digital imaging products. We believe that our products are differentiated from our competitors' products in the marketplace by their cost competitive sound quality and speed and resolution of image capture.

- ***OEMs are able to create attractive, leading-edge end products***

  We offer an existing broad portfolio of mixed-signal integrated ICs and invest significant resources into the ongoing development of new innovative low-power and high-performance products. These products allow OEMs to create end products of increasing sophistication and functionality to service the requirements of each of our key markets. Our proximity to our customer base by virtue of our international sales and technical support teams facilitates new product specification through an in-depth understanding of our customers' technical requirements and end product plans. This allows us to anticipate future product specification and demand.

- ***Reliable, high volume supply of critical components***

  We have become a recognised high volume supplier to several of the world's leading OEMs, satisfying their demanding supply and product quality assurance requirements. We have developed sophisticated planning and logistic capabilities that enable us to meet the complex requirements of supplying many different products in high quantities to many customers worldwide.

- ***Ongoing product evolution***

  Our marketing and new product definition activities are focused on the expansion and enhancement of our product lines so that we can provide a broad portfolio to meet emerging market demands whilst also servicing existing high volume markets. For example, we have recently introduced a six- and eight-channel surround-sound application for stereo devices, based on our earlier two-channel stereo product.

- ***Reduced time-to-market for our customers' products***

  Our focus within the digital audio, digital imaging and portable devices markets has enabled us to develop a high degree of system-level understanding in relation to mixed-signal IC requirements in these markets. Further, our approach enables us to re-use our design building blocks in new ICs. This combination allows us to specify and develop differentiated products that closely meet the requirements of a wide range of customers and applications, easing the task of incorporating our products into customer designs, and hence reducing the time-to-market for their products.

Our Competitive Strengths

We believe that our competitive strengths include:

- ***Product definition expertise***

  Our history as a design house and our in-house technical capabilities provide us with significant expertise and an extensive track record in the successful definition and design of mixed-signal ICs. A key element of our business model is the intensive dialogue we maintain with our customers in relation to developments and trends in their end markets and their new product requirements. Furthermore, our customers value the technical expertise that we bring to this interaction. We believe that this combination of our customer relationships at the product development level and our in-house product definition track record puts us at the forefront of technological developments for next generation products.

- ***Product realisation capability***

  Once a product has been defined, the design and production of cost-effective mixed-signal ICs that meet these specifications and can be sold to a broad range of customers is a technically demanding process. Furthermore, our end markets are constantly evolving and, to achieve sales and maintain selling prices means that time-to-market is of critical importance. The successful realisation of a product therefore requires significant engineering expertise and an effective development process, encompassing design, test and product qualification. We believe that our in-house processes and track record of success in this area represent a significant competitive advantage in our rapidly evolving markets.

- ***Proven sole source supplier***

  In the 12 months ended 30 September 2003 we delivered approximately 60 million critical components to our customers worldwide. For many of our customers we are a sole source supplier. We believe our customers' decisions to purchase from us are a reflection of their confidence in our ability to satisfy the complex logistical demands of their manufacturing processes with large volumes of technically advanced, reliable products. Our track record of meeting these requirements, which has been built up over the last decade, is a critical prerequisite to securing our customers' business.

- ***Management team***

  Our senior management team of 11 people has over 180 combined years of experience in the development, manufacture and sale of mixed-signal ICs. Our team has substantial experience and a successful track record of building and operating the business, delivering organic revenue growth, attracting, developing and retaining the technical expertise that is critical to executing our strategy. For more information on our team see "Management" in Part II of this document.

Strategy

Our strategy is to be a leading international supplier of a wide range of differentiated mixed-signal ICs to our targeted markets. Our aim is to expand the business profitability through providing a broad portfolio of innovative products and services to a worldwide customer base. To achieve these goals, we intend to:

- ***Target high growth, high volume markets***

  We intend to continue to target high growth, high volume markets that require high performance analogue-intensive mixed-signal interface and signal processing solutions to meet end product performance and price requirements. The markets we currently address include digital audio, digital imaging and portable devices. We believe that future demand for portable access to data, sound and images through mobile phones, PDAs and MP3 players will contribute to the growth of the portable device market while demand for improved audio and multimedia equipment for home and in-car

entertainment will drive the growth of the consumer electronics market. We believe that our technology and management expertise position us well to continue to provide leading edge ICs for these emerging markets.

- ***Develop and market a broad portfolio of innovative products in our targeted markets***

  To avoid dependence on particular applications or customers we intend to continue to expand and enhance our portfolio of products to address the requirements of many customers across a broad range of applications. We currently have a portfolio of over 50 proprietary products that are sold to over 150 customers worldwide and have introduced 15 new products in the 12 months to 30 September 2003. We plan to continue to develop differentiated products that command higher prices and gross margins. To achieve this, we intend to strengthen our product definition and design capabilities and focus on the development of product families that address the needs of a wide range of customers, avoiding dependence on particular customers and markets.

- ***Continue to develop leading design technology***

  Our innovative circuit design techniques are focused on developing high performance, low-power ICs that can be manufactured at low cost. Our team of highly skilled, mixed-signal engineers has been at the forefront of a number of developments in analogue signal processing and mixed-signal design for many years (such as chipsets for analogue mobile phones and scanner analogue front-end technology) and is dedicated to developing and designing innovative new products. Historically, we have chosen not to patent our products. In 2001 we changed this strategy and currently hold four patents and have filed a further seven patent applications. We intend to continue pursuing additional patents to protect our intellectual property.

- ***Expand sales, marketing and technical support organisations***

  We support our customers with a team of direct sales staff and field application engineers located in each of our offices in the United Kingdom, Japan, Taiwan and the United States. We also use a network of distributors, principally to provide supply logistics to customers. We plan to continue to invest in expanding our sales, marketing and technical applications activities to support our growing international customer base.

- ***Expand relationships with leading OEMs, ODMs and subcontract manufacturers***

  We sell to several of the world's leading OEMs, ODMs and subcontract manufacturers. We intend to expand our relationships more broadly with existing OEMs as well as to add additional OEMs to our portfolio of customers. This focus on industry-leading customers and their sub-contract manufacturers gives us an insight into future product requirements and to potentially high sales volumes. Our application engineers, marketing staff and design engineers work with strategic OEM and ODM customers to define and validate new product features and applications.

- ***Leverage design experience into new products and markets***

  We use technology with broad application and intend to re-use our design building blocks in new ICs that are developed for existing and future markets. Our current target markets continue to require products with new features and performance criteria. Based on our existing products and design expertise, we believe that we can rapidly introduce new products to meet these opportunities. To date we have focused on digital audio products, digital imaging products and the portable devices markets. However, we have shown that our technology and know-how can equally be applied to a broad range of similar markets requiring analogue-intensive mixed-signal ICs, including the professional audio, video, medical, automotive and industrial markets.

- ***Attract, maintain and develop leading mixed-signal engineering talent***

  We believe we have assembled a world-class team of engineers and commercial staff capable of developing and introducing innovative products. We further believe that our creative environment, combined with the public visibility of our customers' end products, provides an attractive combination for current and potential employees. We will continue to exploit these advantages to attract the best talent possible as our business expands, and expect to be employing approximately 30 new engineers by the end of 2004.

Products and Markets

We have mixed-signal product families that currently address three primary markets: digital audio, digital imaging and portable devices.

We currently offer over 50 products. Our top 10 and 20 selling products accounted for 63.7% and 83.4%, respectively, of our turnover in the first six months of 2003. The respective percentages of our turnover in that period of our top five products were 11.6%, 8.2%, 8.0%, 7.8% and 6.7%.

Products for Digital Audio

The digital audio product market includes DVD players, hi-fi systems, games consoles, set-top boxes and digital televisions. DVD players are one of the fastest growing consumer products, with annual worldwide sales expected to exceed 69.0 million units in 2003, according to IDC. Set-top boxes that enable the reception of digital broadcast content and digital televisions are also high volume products, with estimated global sales for set-top boxes alone of 22.8 million units in 2003. In addition, the internet and broadband communications have increased the ability to receive and share high quality music, video entertainment, voice and images. We believe that these new capabilities supported by the emergence of highly integrated audio/video appliances such as personal video recorders (like the TIVO system), streaming media centres and audio video receivers will drive demand for new generations of mixed-signal ICs.

For digital audio applications, we offer a family of products that provide audio output, converting digital audio signals to analogue waveforms (digital-to-analogue converters or "DACs"), audio input, converting analogue waveforms to digital audio signals (analogue-to-digital converters or "ADCs"), and codecs. The core intellectual property within these devices is high performance sigma-delta ADCs and digital-to-analogue converter sub-circuits. Devices within these families offer features that range from basic DAC, ADC and codec functionality to highly featured devices that combine the audio conversion circuits with precision analogue signal input and output amplification, mixing and multiplexing. Products within the families are also differentiated by audio performance levels, usually in terms of the ratio of signal-to-noise that can be achieved, a primary factor in determining the quality of audio signal perceived by the listener. We have DAC devices that range in signal-to-noise ratio performance from 99 to 120dB, a range of performance that allows application across the complete spectrum of consumer audio devices. This product range enables our products to be used at all price points in the end user market, from value products, such as low cost CD players and set-top boxes, to high end "audiophile" CD, DVD and audio visual equipment.

We offer a range of 26 products for digital audio application. During the 12 months to 30 September 2003, we introduced 6 new products in this category, and plan to introduce a further 12 new products during the 12 months to 30 September 2004. Examples of key products in this category include:

WM8725 This is a high-performance stereo DAC that we introduced in 1998 and designed for use in portable audio equipment, video CD players and similar applications. It is still one of our highest volume ICs. It comprises selectable normal or I2S compatible serial data interfaces for 16 to 24-bit digital inputs, high performance digital filters, and sigma-delta output DACs, achieving an excellent 99dB signal-to-noise performance.

WM8746 This is a high-performance 6-channel DAC that we introduced in 2001 and designed for audio applications such as DVD, home theatre systems and digital TV. It supports data input word lengths from 16 to 32-bits and sampling rates up to 192kHz and can convert up to 6 channels at sample rates from 8 to 192kHz. Additionally it supports 2 channels at 192kHz and 4 channels at 96kHz simultaneously. The WM8746 consists of a serial interface port, digital interpolation filters, multi-bit sigma-delta modulators and 6 DACs in a small 28-pin SSOP package.

WM8772 This is a multi-channel audio codec that we introduced in late 2002. It is ideal for DVD and surround sound processing applications for home hi-fi, in-car and other audio visual equipment. A stereo 24-bit multi-bit sigma-delta ADC is used. Digital audio output word lengths from 16 to 32 bits and sampling rates from 8 to 96kHz are supported. The 32-lead version allows separate ADC and DAC sample rates.

Products for Digital Imaging

The digital imaging market includes scanners, multi-function peripherals and cameras. High quality digital video and still cameras that store data in digital form and have the ability to transfer images over the internet are replacing traditional film-based products. The digital imaging market for semiconductor products involves image capture as well as image generation, with colour printers and document scanners being combined into multi-function peripherals to support both home and office image generation and capture. According to IDC, global multi-function peripheral shipments worldwide are expected to be approximately 20.0 million units in 2003 and increase by an average of 13.7% on an annual basis until 2007.

We have been at the forefront of technology development for image scanners with our innovative mixed-signal analogue front-end products for image capture and processing ICs. These products are used in document scanners, including those having USB 1.1 and USB 2.0 interfaces. They are also found in multi-function peripherals, which combine scanning and copying functionality with ink jet or laser printing, and colour digital copiers. Based on our pipeline conversion architecture, these ICs provide high performance solutions for the technically demanding task of preconditioning and converting the complex high speed analogue waveform that is emitted by charge coupled devices (or "CCDs"), contact image sensors (or "CISs") and linear image sensors into digital data.

Speed of conversion is a key performance parameter in this product family, as the speed of analogue-to-digital conversion dictates the time taken to scan or copy an image. Additionally, the resolution of the conversion, which is determined by the number of bits of data generated by the converter, determines final image quality. We offer a family of digital imaging products that have resolutions from 12 to 16 bits, and conversion speeds from 6 to 20Msps. Many of the products in the family share a common architecture and software control interface, allowing customers to easily upgrade the speed and/or resolution of their product with reduced re-development effort and shorter time-to-market.

Our range of products for digital imaging includes over 8 high resolution analogue front end products. During the 12 months to 30 September 2003, we introduced 2 new products in this category, and plan to introduce a further 2 new products during the 12 months to 30 September 2004. Examples of key products in this category include:

WM8150 This is a 12-bit analogue front-end/digitiser IC that we introduced in 2002 which processes and digitises the analogue output signals from CCD sensors or CISs at pixel sample rates of up to 8Msps. The device includes a complete analogue signal processing channel containing reset level clamping, correlated double sampling, programmable gain and offset adjust functions. Internal multiplexers allow fast switching of offset and gain for line-by-line colour processing. The output from this channel is time multiplexed into a high-speed 12-bit ADC. The digital output data is available in 4-bit wide multiplexed format. The WM8150 is available in a 20 pin SSOP small form factor package.

WM8199 This is a 16-bit analogue front-end/digitiser IC that we introduced in 2003. It is used for high speed applications which process and digitise the analogue output signals from CCD sensors or CISs at 20Msps and incorporates a 28 pin SSOP package.

The WM8199 is intended for use in high speed scanners, multi-function peripherals and digital copiers. It includes three analogue signal processing channels each of which contains reset level clamping, correlated double sampling and programmable gain and offset adjust functions. Three multiplexers allow single channel processing. The output from each of these channels is time multiplexed into a single high speed ADC.

Products for Portable Devices

The portable device market includes handheld devices, such as PDAs, MP3 players and the new generation of mobile phones with multimedia features. Audio features are also now included in many new portable electronic appliances, including digital video and still cameras. IDC estimates that the worldwide market for smart handheld devices (such as PDAs and smartphones) will be approximately 25.5 million units in 2003 and 78.2 million units in 2006. IDC estimates that the sale of compressed audio players, such as MP3, will increase from 11.6 million units in 2002 to nearly 31.7 million units in 2006. The worldwide mobile phone market is forecast to continue to grow with the support of new features such as GPRS, colour screens and mobile multi-

media messaging. In addition, the enhancement to data bandwidth along with higher levels of computing power, enables many new mobile phone applications such as streaming audio and video.

We have developed a range of products that are targeted at portable or battery-powered applications that require low-voltage and low-power circuit design. We have particular expertise in these types of low-voltage, low-power applications, which we gained in the development of customer-specific integrated circuits, or CSIC, products for mobile phones, as well as substantial expertise in audio sub-system architecture.

Our product family for portable applications is specifically targeted at portable audio players, PDAs and multimedia mobile phones. These innovative highly integrated products combine functions such as high performance digital-to-analogue converters, analogue-to-digital converters, headphone amplifiers, volume control, power management and novel clocking schemes to provide complete solutions in a small form factor. For mobile applications, our products include microphone and headphone switching features. For PDA applications our products combine multiple audio features with a touch screen controller.

We offer a range of 13 low power mixed-signal subsystems for portable applications. During the 12 months to 30 September 2003, we introduced 7 new products in this category, and plan to introduce a further 9 new products during the 12 months to 30 September 2004. Examples of key products in this category include:

WM8731 This is a very low power, high quality audio codec with integrated headphone driver, introduced in 2001 and designed for portable digital audio applications. It is currently used in, amongst other things, the Apple iPod. The device enables CD quality audio recording and playback, delivering 50mW of output power into a 16 Ohm load. The WM8731 has a typical power consumption of 8.5mW in playback mode and 24mW for simultaneous recording and playback (at 3.3V). In standby mode, the supply current is reduced to 50μA.

WM9712L This is a highly integrated input/output device designed for mobile computing and communications that we introduced at the beginning of 2003. The device can connect directly to a 4- or 5-wire touchpanel, mono or stereo microphones, stereo headphones and a mono speaker, reducing the total component count in the system. Additionally, phone input and output pins are provided for seamless integration with wireless communication devices. The WM9712L also offers up to four auxiliary ADC inputs for analogue measurements such as temperature or light, and five general purpose input/output pins for interfacing to control buttons or other digital devices.

The WM9712L operates at supply voltages from 1.8 to 3.6 Volts. Each section of the chip can be powered down under software control to save power. The device is available in small form factor quad flat no lead, or QFN, packages, ideal for use in hand-held portable systems, or in the industry standard thin quad flat-packed packages.

Customers

Our end customers (whether sold to directly, through distributors or agents) are internationally diverse and are primarily either OEMs or ODMs.

We currently have over 150 customers worldwide. Our top five end customers for the 12 months to 31 December 2002 represented 36% of total turnover. Our top five end customers for the six months ended 30 June 2003 represented 31% of total turnover.

OEM Customers

We supply our products to a range of large international OEMs (or their selected sub-contract manufacturers) and several specialist OEMs. Amongst our OEM customers are:

Digital Audio	Digital Imaging	Portable
Arcam	Canon	Apple
Harman Kardon	Epson	Chinon (Kodak)
Logitech	Hewlett-Packard	Samsung
Microsoft	Lexmark	Sony
Onkyo		Toshiba

ODM Customers

We also sell to a number of large ODMs, who provide complete design and manufacturing services for end products, which are branded and sold by the OEMs. Amongst our ODM customers are:

Digital Audio	Digital Imaging	Portable
Eastech	Primax	Compal
Handan	Silitek	Mitac
Hiteker		Wistron

Technology

We use standard CMOS wafer manufacturing technologies to implement all of our products. These technologies are currently available from a number of suppliers, including Chartered Semiconductor Manufacturing in Singapore, Hynix Semiconductor in South Korea and Taiwan Semiconductor Manufacturing Company, each of which is currently used by us.

The preferred technologies for analogue-intensive mixed-signal ICs, which require low noise and high voltage capability, tend not to be the leading-edge, small geometry technologies required for digital ICs. At present, our products are implemented on 0.6, 0.5 and 0.35 micron technologies, whereas digital ICs typically utilise processes at 0.18 microns and below. We make use of advanced mixed-signal production test equipment located at assembly and test subcontractors, and have standardised on the use of the Teradyne Catalyst equipment. A range of commonly available industry standard packages is used for all of our products. We offer products for portable applications in a range of small form factor QFN packages. These packages bring benefits to customers in terms of reduced circuit board area compared to conventional leaded packages.

Successfully addressing the challenges of mixed-signal IC development depends to a large extent on the technical skills of engineers. The development of analogue and mixed-signal design expertise typically requires years of practical design experience under the guidance of a senior engineer, and engineers with the required level of skill and expertise are in short supply. We have assembled a team of over 60 engineers, providing us with a wide range of technical expertise.

Manufacturing

We employ the fabless semiconductor business model, by which the capital-intensive manufacture of integrated circuits is outsourced to third parties. Products are manufactured, on a purchase order basis, by a number of leading sub-contractors. These sub-contractors supply wafer foundry services, chip packaging and product testing services, in each case under our supervision. The sub-contractors provide us with access to the latest processes, enabling us to include high product functionality and state of the art device performance and to offer customers the latest assembly techniques and materials. All of the third parties we use for manufacturing, testing and assembly have been certified to applicable specifications, which means that their operations have in each case been determined by independent examiners to comply with internationally developed quality control standards.

To date, we have generally used our sub-contractors on a purchase-order basis, which has enabled us to achieve competitive prices for each of our products. We regularly evaluate the benefits and possibility of entering into longer-term contracts with our sub-contractors. Further, we regularly evaluate the benefits of any alternative sub-contractors with the manufacturing requirements of our product road maps.

For wafer manufacture we currently use Chartered Semiconductor Manufacturing, Hynix Semiconductor and Taiwan Semiconductor Manufacturing Company. An additional source of manufacturing capacity is currently being evaluated. We use industry standard CMOS processes, and make use of technologically similar processes across our wafer suppliers to facilitate supply through alternative sources. We believe the manufacturing capacity and technologies available at our sub-contractors will meet our requirements for the foreseeable future.

Testing and assembly of our products is performed by each of Atlantic Technologies and SAATT in the UK, Hana Semiconductor in Thailand, Carsem in Malaysia and OSE in Taiwan. We have invested significant resources in, and own, all of the product testing and evaluation software and device specific test hardware we use in the manufacture of our products. To date we have purchased three Teradyne Catalyst test systems: one is used

in our Edinburgh office for test development, and the other two are used as production test systems at Atlantic Technologies.

Quality and Product Assurance

We place strong emphasis on product quality from initial design through final quality assurance for the end product. The quality system developed by us which is applied to all of our product development and operational activities has gained ISO9001:2000 accreditation. Products are individually tested using specialised test equipment and complex programmes to ensure that they meet required performance levels. In addition, products developed by us undergo demanding qualification procedures, including accelerated life testing and stress testing to ensure, as far as possible, fitness for manufacturing and the robustness of each product.

Sales and Marketing

We currently sell our products through a direct sales force and a network of distributors and agents in the main centres of product development and manufacture throughout the world. Our direct sales team actively supports sales and design-in activity for both our OEM and ODM customers worldwide, regardless of whether we sell to them directly or through distributors. To assist in the promotion of our products, we liaise with a number of semiconductor companies, such as Intel, Portalplayer, ESS, Zoran and Mediatek, to have our products specified as part of the reference designs that these companies promote to their end customers.

Our Taipei office, which we opened in 2000, is the centre of our activities for Asia Pacific (excluding Japan) and includes both sales and customer applications staff. In 2001, we opened an office in Yokohama to address the Japanese OEM/ODM market. We also opened a sales office in California in 2000, to support the growing OEM/ODM customer base on the west coast of the United States. This office was expanded to become our US sales headquarters and relocated to San Diego in 2002. Sales in Europe are supported by a direct sales office in Manchester, and the Edinburgh office provides sales administration and technical customer support. Currently we employ four technically experienced sales executives in Taiwan, three in Japan, four in the United States and two in the United Kingdom.

We also employ highly skilled field application engineers in each of our overseas offices, to provide local technical support and to assist in achieving design-ins at our customers. These technical experts also provide critical feedback of customers' requirements for incorporation into our future products. Our field sales and applications activities are supported by a technical applications department in Edinburgh which provides product demonstration hardware and software, user documentation and technical support aimed at accelerating the design-in process.

The direct sales force is supported by a distribution network, which is an important part of the supply chain, particularly in providing the logistical functions in Asian countries. We currently have a total of 26 distributors and agents worldwide.

Our marketing team acts as the interface between our technical development and sales teams, developing product road maps for our targeted areas and assisting management with the implementation of business development initiatives at a strategic level. The marketing activity evaluates strategic options and new market opportunities, defines new products and supports the sales and application staff with product literature. Our marketing department is comprised of 7 staff and is assisted by external communications agencies in the United Kingdom, Germany and in the United States.

Research and Development

The markets for our products are characterised by rapid technological changes and advances and we believe that a continuing substantial investment in research and development is therefore critical to our future success. Our research and development activities focus on the definition, design and development of innovative proprietary products. This involves the exploitation of existing intellectual property and the generation of new intellectual property in circuit design, algorithm development and system architectures.

We develop proprietary computer aided design (or "CAD") software facilities, including extensive architectural modelling and signal processing software that we use to assist in the design of our products.

We have developed extensive test and evaluation facilities that allow rapid characterisation of circuit performance and are closely coupled to production test development activities. The efficiency of production

testing, in terms of final test time, is an important factor for the final product cost and we believe that our extensive proprietary library of testing software provides us with a significant competitive advantage.

We have established close links with universities, including the University of Edinburgh and the University of Glasgow, to collaborate on research programmes, the use of diagnostic facilities and student participation. Over the last 4 years, we have sponsored 9 students through the master of engineering degree course at the University of Edinburgh, 7 of whom we have recruited. We have also recruited an additional 7 non-sponsored graduate engineers from universities within the same 4 year period. We have an ongoing programme to sponsor undergraduate engineering students.

We spent $4.9 million during 2002 related to the design, development and improvement of new and existing products and processes, compared to $2.8 million spent during 2001 and $2.7 million spent during 2000. As of 30 June 2003, we had 64 employees involved in research and development compared to 31 at the end of 2000.

Intellectual Property

We rely on a combination of patents, trade marks, copyrights, as well as employee and third-party non-disclosure agreements to protect our intellectual property. Historically we chose not to patent our products. We changed this strategy in 2001, however, and as of 30 September 2003 we had obtained four US patents and had filed for a further seven applications in the United States and in the United Kingdom. We now continue to seek patent coverage of our intellectual property where appropriate and we are considering applications for a further eight inventions. We believe, however, that our success depends more on the know-how, technical expertise and innovative abilities of our personnel than on our ability to rely on legal intellectual property rights.

Since we were founded in 1984, we have developed over 150 innovative ICs. As a result, we own considerable intellectual property and know-how. In the development of our products, we exploit a variety of advanced design tools to help reduce cycle time and decrease the risk of faulty prototypes (thereby reducing production costs and time-to-market), including an extensive suite of implementation software which has been developed by us for efficient design capture and physical circuit layout. Proprietary software is also used for both system-level modelling and the detailed analysis and design of our mixed-signal ICs. We believe that these complex proprietary software tools provide us with a competitive advantage over new entrants to this market.

Competition

The analogue and mixed-signal semiconductor markets in which we compete are characterised by technical change, price sensitivity and price erosion, although in each case to a significantly lower level than is experienced in the digital semiconductor market. We compete with a number of mixed-signal semiconductor suppliers. Some of these competitors are larger companies, including Analog Devices, AKM Semiconductors, Cirrus Logic, Philips Semiconductor, Rohm, Samsung Electronics and Texas Instruments (competing principally through its Burr Brown range of products). We also compete with a number of smaller companies with respect to specific product areas.

We believe that the principal competitive factors in our market are product design, performance, functionality, price, size, reliability, time-to-market, applications support and reputation. Also, our ability successfully to compete in our target markets depends upon a number of other factors, including our success in sub-contracting the manufacture, assembly and testing of our products, product quality and availability, production efficiency, the ability to achieve design wins and to begin volume production of products for particular OEM customers, end-user acceptance of the OEM customers' products, the timing of our new product introductions, market acceptance of competitors' products, our ability to maintain sales in the global market place and general economic conditions.

Dividends

For each of the years ended 31 December 2000 and 2001 there was no dividend paid or payable. In line with the Company's prior articles of association, for the year ended 31 December 2002 a cumulative dividend of £371,788 (approximately $616,685) was payable to the holders of the Preference Shares and £253,026 (approximately $419,694) was payable to the holders of the Ordinary Shares of £0.10 each and B Ordinary Shares. This equated to a dividend per share of £0.36 for the ordinary shares of £0.10 each and B Ordinary Shares and £0.0699 per share for the Preference Shares, in each case prior to taking into account the capital reorganisation referred to in paragraph 3.4 of Part VII—"Additional Information".

We intend to retain all of our future earnings for investment in the development and expansion of our business and do not currently expect to pay any dividends on our Ordinary Shares for the foreseeable future.

Facilities

Our Edinburgh headquarters are in a 22,500 square foot office space under two leases with the City of Edinburgh. Both of these leases expire on 18 April 2015, although we have an option to terminate both on 18 April 2006. We have additional sales offices in Yokohama, Japan; Taipei, Taiwan; and San Diego, California. In September 2003, we acquired a 48,000 square foot office in Edinburgh. We intend to continue to use at least some of our original headquarters building in Edinburgh for the foreseeable future. This new office is in the process of being fitted out and it is expected that we will occupy it early in 2004. We financed the acquisition of the new property with a loan of £9.0 million (approximately $14.9 million) from Bank of Scotland, which is secured by a floating charge and a standard security over the property.

Employees

As at 30 June 2003, we had 116 full-time employees, 81 of whom have technical degrees. As at 30 June 2003 we had 2 employees in Japan, 8 employees in Taiwan, 3 employees in the United States, and the rest were in the United Kingdom. The following table sets out the number of our full time employees by function at the dates indicated:

	As at 31 December			As at 30 June
	2000	2001	2002	2003
	(numbers)			
Research and development	31	38	47	64
Selling and distribution	17	26	39	40
Administrative	8	7	10	12
Total employees	56	71	96	116

None of our employees is subject to a collective bargaining arrangement and we have never experienced a work stoppage. We believe that our employee relations are good.

Insurance

It is our business policy to take out insurance to the extent appropriate for our business. We currently maintain insurance policies covering risks associated with our property, stock, debtor and political risk, travel, medical and employee liability, each in amounts appropriate to our business.

PART II

MANAGEMENT

Directors and Senior Management

The following table sets out information with respect to each of our Directors and members of senior management and their respective ages and positions as at the date of the Offer:

Name	Age	Position
Directors:		
David John Carey	67	Non-executive Chairman
Alastair David Milne	60	Chief Executive Officer and Managing Director
James Robert Craig Reid	48	Chief Technical Officer and Business Development Director
George Reginald Elliott	50	Chief Financial Officer and Finance Director
John Martin Urwin	43	Operations Director
Juergen Germies	40	Non-executive Director
Ross King Graham	56	Non-executive Director
Barry Michael Rose	58	Non-executive Director
Senior Management:		
Michael Gerard Clancy	47	Vice President Worldwide Sales
Peter John Frith	41	Vice President New Products
Julian Paul Hayes	39	Vice President Marketing
Colman Patrick Clarke	40	Director of Test Engineering
Andrew James Cringean	39	Director of Project Engineering
John Laurence Pennock	49	Director of Technology Team
Andrew Pringle	50	Director of Quality

Directors

David John Carey joined the Board in November 1998 as a non-executive director and became Chairman in January 2000. Mr Carey was a founding investor in Integrated Devices Technology, Inc., serving as a member of the board before becoming CEO and COO in 1982 and Chairman of the Board from 1991 to 1999. Mr Carey is chairman of the nomination committee and a member of the remuneration committee. In 1969, Mr Carey was a founder of Advanced Micro Devices Inc., where he held several operational management positions until 1978. Prior to that, Mr Carey worked on the development of the first integrated circuits at Fairchild from 1963 until 1968. Mr Carey has a degree in Electrical Engineering from Liverpool University.

Alastair David Milne co-founded the Company in 1984 and serves as the Chief Executive Officer and Managing Director. From 1973 to 1985, Dr Milne directed the Wolfson Microelectronics Institute at Edinburgh University, which developed CAD software and integrated circuit technology. Dr Milne was Vice President of the Royal Society of Edinburgh from October 1995 to September 1998, has a Doctorate in Physics from Bristol University and has been an Honorary Professor at the University of Edinburgh since March 1998. Dr Milne was awarded the OBE in 1985 for services to industry.

James Robert Craig Reid co-founded the Company in 1984 and serves as Chief Technical Officer and Business Development Director. From 1976 to 1985 Mr Reid held design engineering positions at RACAL-MESL, a microwave systems company, and at the Wolfson Microelectronics Institute. Mr Reid holds a First Class Honours Degree in Electrical and Electronic Engineering from the University of Edinburgh and is currently a Visiting Professor of Engineering Design at the University of Glasgow.

George Reginald Elliott joined us in January 2000 and serves as Chief Financial Officer and Finance Director. Formerly a partner of Grant Thornton he was previously Finance Director at Calluna plc and Business Development Director at McQueen International Ltd (now SYKES), where he was responsible for several major projects. Mr Elliott is a Chartered Accountant and has a degree in Accountancy and Finance from Heriot-Watt University.

John Martin Urwin joined us in 1994 and serves as Operations Director. From 1988 to 1994, Mr Urwin worked for Fujitsu Ltd. where he was Northern Europe Marketing Manager. Prior to that, Mr Urwin worked for National Semiconductor and Marconi Electronic Devices in major account management, test and product engineering roles. Mr Urwin has an Honours Degree in Electronic Engineering from Nottingham University.

Juergen Germies joined us in 2003 and serves as a non-executive director. Mr Germies is a Geschäftsführer (managing director) of WestLB and Panmure Growth Fund GmbH and head of value management in the business unit venture capital and private equity Mittelstand of WestLB AG. Before joining WestLB Group in 1996, Mr Germies spent six years in senior management positions in the accounts departments of Kloeckner-Werke AG, Germany, and Kautex Werke AG, Germany, whose activities included mechanical engineering, plastics processing and automotive components. Mr Germies holds a Diplom-Kaufmann degree.

Ross King Graham joined us in September 2003 and serves as a non-executive director and chairman of the audit committee. Mr Graham qualified as a chartered accountant with Arthur Young in 1969, and was made a partner of that firm in 1981. In 1987 Mr Graham joined Misys on its flotation as its Finance Director, where he played a key role in its acquisition strategy. In 1998 he decided to focus on corporate development, and is currently responsible for the execution of all of Misys' corporate transactions.

Barry Michael Rose joined us in 2001 and serves as a non-executive director and is chairman of the Company's remuneration committee. From 1993 to 2001 Mr Rose was Chief Executive of Scottish Provident UK. Prior to his appointment as Chief Executive of Scottish Provident UK he was head of Investments at Scottish Provident Institution backed up by more that 27 years' investment experience. Mr Rose is also a non-executive director of Baillie Gifford Shin Nippon plc, Liverpool Victoria Friendly Society and Scottish Environmental Protection Agency, of which he is Chairman of the Agency's audit committee. Mr Rose has an honours degree in Mathematics from Manchester University.

Senior Management

Michael Gerard Clancy joined us as Sales Manager in 1999 from Via Systems and was promoted to VP of Worldwide Sales in 1999. Prior to that, Dr Clancy worked for GEC Plessey Semiconductors (now Zarlink) from 1985 to 1997 in sales and sales management roles, with 5 years in the Asia Pacific Region. Dr Clancy has a PhD in Chemistry from Salford University.

Peter John Frith joined us as Analogue Design Engineer in June 1985. Prior to this he worked at MEDL. After designing many custom ASICs for Wolfson, Mr Frith led the communication design group and then managed the development of the audio product range. In 2000, Mr Frith changed his role with us and became VP of New Product Definition, responsible for the technical specifications of all new products. He is also responsible for the management of our Applications Group. Mr Frith was educated at Durham University where he obtained an Honours Degree in Physics and a Masters Degree in Microelectronics.

Julian Paul Hayes joined us as Audio Product Marketing Manager in May 1998 and was promoted to VP Marketing in 2000. Prior to joining us Mr Hayes worked for Analog Devices, Inc. from 1985 to 1998, most recently as Business Development Manager/Consumer Specialist. Mr Hayes has a Diploma in Marketing and an Honours Degree in Physics from Southampton University.

Colman Patrick Clarke joined us in 1990 and serves as Director of Test Engineering. Prior to 1990 he held various design evaluation and test engineering positions at Analog Devices, Inc. Mr Clarke holds a First Class Honours Degree B.E. (Elec) from University College Cork.

Andrew James Cringean has been with us since 1988. He joined us from Philips where he worked as a design engineer. Mr Cringean served in various progressive design engineering positions within Wolfson until he was appointed Director of Project Engineering in July 2000. Mr Cringean holds a First Class Honours Degree in Electrical and Electronic Engineering from the University of Edinburgh.

John Laurence Pennock first joined us in 1985 for a period of 5 years, he then rejoined us in 1995 and serves as Director of Technology Development. Dr Pennock has over 24 years experience in the design of a wide range of analogue integrated circuitry, including 7 years with Seagate and 12 years at Wolfson. He holds an MA in Electrical Sciences from Cambridge University and a PhD in Electronics from the University of Southampton.

Andrew Pringle joined us in April 2003 as Director of Quality. Prior to joining us Mr Pringle worked for Agilent Technologies as a Project Facilitator responsible for new product cycle time and quality improvement and at Calluna plc as Director of Quality. Mr Pringle has an Honours Degree in Physics from Glasgow University.

Corporate Governance

The Directors support high standards of corporate governance. The Combined Code Principles of Good Governance and Code of Best Practice contained in the report by the Committee on Corporate Governance (the "**Combined Code**"), as appended to the Listing Rules, currently recommends that the board of directors of a UK public company should include a balance of executive and non-executive directors, with non-executive directors

comprising at least one-third of the board. The Combined Code further recommends that a majority of non-executive directors should be independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement. It is the intention of Mr Germies to step down from the board of directors shortly after the Offer. In keeping with our support of corporate governance we have begun the process of finding a replacement for Mr Germies. Mr Germies has agreed to remain on the board until such time as his replacement is appointed. The Combined Code also provides that the remuneration committees of UK public companies should consist exclusively of non-executive directors who are independent of management and free from any business or other relationship which could materially interfere with the exercise of such directors' independent judgement. We intend to comply with the Combined Code in these respects and have put in place procedures to comply with the internal control aspects of the Combined Code.

We are aware of the revisions to the Combined Code, published on 23 July 2003, as a result of the recently published Higgs Report on the role and effectiveness of non-executive directors and the Smith Report on company audit committees. These revisions take effect for companies with reporting years beginning on or after 1 November 2003. We are reviewing our corporate governance arrangements in the light of the publication of these revisions to the Combined Code, in order to determine what changes are appropriate.

We established an audit committee and a remuneration committee in 2001. We have also established a nomination committee this year. We expect that the Board will meet at least six times per year and may meet at other times at the request of any Director.

The audit committee is chaired by Mr Graham, and its other members are Mr Rose and Mr Germies. Only non-executive Directors serve on the committee and members of the committee have no links with our external auditors. The audit committee normally meets not less than four times a year and meets the external auditors at least twice a year without the executive Directors present.

The audit committee is responsible for making recommendations to the Board on the appointment of the external auditors and their remuneration. The committee considers the nature, scope and results of the auditors' work and reviews (and reserves the right to approve) any non-audit services that are to be provided by the external auditors. It receives and reviews reports from management and the Group's auditors relating to the Group's annual report and accounts. The committee focuses particularly on compliance with legal requirements, accounting standards and the Listing Rules and ensuring that an effective system of internal financial and non-financial controls is maintained. The ultimate responsibility for reviewing and approving the annual report and accounts remains with the Board.

The remuneration committee is chaired by Mr Rose and its other members are Mr Carey, Mr Germies and Mr Graham. Only non-executive Directors serve on the committee and the members of the committee are independent of our management. The committee, which normally meets at least once a year, has responsibility for making recommendations to the Board on our policy for remuneration of senior executives, for reviewing the performance of executive Directors and senior management and for determining, within agreed terms of reference, specific remuneration packages for each of the executive Directors and members of senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes. In accordance with the committee's terms of reference, no Director may participate in discussions relating to his or her own terms and conditions of service or remuneration.

The nomination committee was established in 2003 and is chaired by Mr Carey, and its other members are Dr Milne and Mr Rose. A majority of the members of the committee are non-executive Directors. The committee, which is in its infancy, is to meet not less than once a year, has responsibility for considering the size, structure and composition of the Board, and retirements and appointments of additional and replacement directors and will make appropriate recommendations to the Board.

The identity of each of the chairmen of the committees referred to above will be reviewed on an annual basis. The membership of these committees and their terms of reference will be kept under review, in light of the recent changes to the Combined Code.

PART III

THE OFFER AND RELATED MATTERS

The Offer

The Offer comprises the Institutional Offer and the Employee Offer.

The New Ordinary Shares to be issued pursuant to the Institutional Offer and the Employee Offer will rank *pari passu* in all respects with the Existing Ordinary Shares and will rank in full for all dividends and other distributions hereafter declared, made or paid on our ordinary share capital. We do not anticipate paying cash dividends in the foreseeable future.

The Institutional Offer

The Institutional Offer, which is fully underwritten by the Underwriters in accordance with the terms of the Underwriting Agreement (further details of which are set out in Part VII "Additional Information" of this document), comprises an offer of • Ordinary Shares (assuming no offer of Existing Ordinary Shares pursuant to the Over-allotment Option) of which • New Ordinary Shares will be offered by us and • Existing Ordinary Shares will be offered by the Selling Shareholders. This represents approximately •% in aggregate of our issued share capital immediately following Admission (assuming subscription in full under the Employee Offer). In addition, the Over-allotment Option has been granted by certain of the Selling Shareholders to Citigroup, on behalf of the Underwriters, to purchase, or procure purchasers for, up to an additional • Existing Ordinary Shares.

Under the Institutional Offer, Ordinary Shares will be offered to certain institutional and professional investors in the United Kingdom, the United States and certain other jurisdictions. Sales of Ordinary Shares in the United States will be made only to qualified institutional buyers, as defined in Rule 144A under the Securities Act, in transactions not requiring registration under the Securities Act. Certain restrictions that apply to the distribution of this document and Ordinary Shares in jurisdictions outside the UK are described in Part VII "Additional Information" of this document. All Ordinary Shares issued or offered for sale in the Institutional Offer will be sold at the Offer Price.

Two of our non-executive directors, Barry Rose and Ross Graham, have indicated that they wish to subscribe for • New Ordinary Shares and • New Ordinary Shares respectively. The Company has consented to these applications.

The Employee Offer

The deadline for receipt of applications pursuant to the Employee Offer was 5.00 p.m. on 8 October 2003. The number of Ordinary Shares applied for under the Employee Offer is •. Any revocation of applications must be received by the Company by 12.00 noon on 17 October 2003. The Employee Offer is not being underwritten.

For each individual applicant, the minimum application for Ordinary Shares in the Employee Offer was £500 and the maximum application was £20,000. Multiple applications were not permitted under the Employee Offer.

Each of David Milne, our chief executive officer, and George Elliott, our chief financial officer, have applied for the maximum £20,000 of Ordinary Shares under the Employee Offer.

The detailed terms and conditions of application for Ordinary Shares under the Employee Offer are set out in the Employee Application Form, which has been sent to all Eligible Employees.

UK Eligible Employees will be subject to United Kingdom income tax and National Insurance contributions on the difference (if any) between the Offer Price and the market value of the Ordinary Shares that are the subject of the Employee Offer at the date such Eligible Employees become entitled to acquire such shares. Income tax and National Insurance contributions may also arise in the event that persons applying under the Institutional Offer are scaled back but the Employee Offer is not similarly affected. All income tax and the National Insurance contributions will be collected through the PAYE system. To the extent that such Eligible Employees do not put the appropriate Group company in funds within 90 days after the Ordinary Shares are provided to them in order that the Group may meet the PAYE liability, the Eligible Employees will be deemed for United Kingdom income tax purposes as receiving additional emoluments equal to the amount of tax and National Insurance contributions borne by the Group, even if the tax and National Insurance contributions are subsequently reimbursed by such Eligible Employees. The Group will be liable for employers' National Insurance contributions on the same basis as the employees' income tax charges are assessed calculated at a current rate of 12.8% of such difference. Employer's National Insurance contributions may also be due in respect of any deemed additional emoluments referred to above.

Allocation and Pricing

The Ordinary Shares allocated under the Institutional Offer will be underwritten by the Underwriters as described in the paragraph headed "Underwriting Arrangements" below. Allocations under the Institutional Offer will be determined at the discretion of the Underwriters. The proportions in which particular allocations of Ordinary Shares under the Institutional Offer will comprise New Ordinary Shares and Existing Ordinary Shares (and Existing Ordinary Shares that are made available pursuant to the Over-allotment Option) are at the discretion of Citigroup.

Allocations under the Employee Offer will be determined at our discretion.

All Ordinary Shares issued or sold pursuant to the Offer will be issued or sold, payable in full, at the Offer Price. Each investor undertakes to pay the Offer Price for the Ordinary Shares issued or sold to such investor in such manner as shall be directed by the Underwriters submitting a bid on behalf of each such investor. Liability for stamp duty and SDRT is described in paragraph 15 of Part VII "Additional Information" of this document

Over-allotment and Stabilisation

In connection with the Offer, Citigroup, on behalf of the Underwriters, may over-allot or effect transactions that stabilise or maintain the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in the Ordinary Shares, at levels above those that might otherwise prevail in the open market for a limited period after the issue date. However, there is no obligation on Citigroup to take such action. Such transactions may be effected on the London Stock Exchange, in the over-the-counter markets or otherwise and shall be carried out in accordance with applicable rules and regulations. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

In connection with the Offer, certain of the Selling Shareholders have granted to Citigroup, on behalf of the Underwriters, the Over-allotment Option exercisable, in whole or in part, upon notice by Citigroup for 30 days after the date of Admission and pursuant to which Citigroup may require such Selling Shareholders to sell up to • additional Existing Ordinary Shares at the Offer Price for the purposes, amongst other things, to meet over-allotments in connection with the Offer and to cover short positions resulting from stabilisation transactions. Any such Existing Ordinary Shares will be offered on the same terms and conditions as other Existing Ordinary Shares.

Save as required by law or regulation, Citigroup does not intend to disclose the extent of any over-allotment and/or stabilisation transactions under the Offer.

Dealing Arrangements

The Offer is subject to the satisfaction (or waiver) of conditions contained in the Underwriting Agreement, including the absence of any breach of warranty under the Underwriting Agreement and Admission occurring by 8:00 a.m. (London time) on 21 October, 2003 or such later time and date (being not later than • 2003) as we may agree with Citigroup. Certain conditions are not capable of waiver. Further details of the Underwriting Agreement are set out in paragraph 14.1 of Part VII "Additional Information" of this document.

It is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange at 8:00 a.m. on 16 October 2003. All dealings in the Ordinary Shares between the commencement of conditional dealings and unconditional dealings will be on a "when issued basis" and at the risk of the parties concerned. If Admission does not take place, these dealings will not be settled and be of no effect.

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8:00 a.m. on 21 October 2003. It is expected that, where applicable, definitive share certificates in respect of the Offer will be posted from 27 October 2003 or as soon thereafter as is practicable. No temporary documents of title will be issued. Pending the despatch by post of definitive share certificates, transfers will be certified against the register held by the Registrars.

CREST

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. Upon Admission, the Articles will permit the holding of Ordinary Shares under the CREST system. We have applied for the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if any Shareholder so wishes.

CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. Institutional investors applying for Ordinary Shares under the Institutional Offer may, however, elect to receive Ordinary Shares in uncertificated form if they are a system-member (as defined in the CREST Regulations) in relation to CREST. It is expected that, unless placees elect otherwise, Ordinary Shares allocated pursuant to the Institutional Offer will be delivered in uncertificated form and settlement will take place on Admission through CREST.

Shares available under the Employee Offer will be eligible for CREST, but will nevertheless be issued in certificated form and successful applicants will therefore receive share certificates, which are expected to be distributed from 27 October 2003, or as soon as is practicable thereafter, to registered Shareholders by post. No temporary documents of title will be issued.

Underwriting Arrangements

We, the Selling Shareholders, the Directors and the Underwriters entered into the Underwriting Agreement on ● 2003 pursuant to which the Underwriters have agreed, subject to certain conditions, to procure subscribers or purchasers for or, failing which, to subscribe for or purchase themselves, the Ordinary Shares to be issued or sold in the Institutional Offer at the Offer Price.

The Underwriting Agreement contains a provision entitling the Underwriters to terminate the Underwriting Agreement at any time prior to Admission in certain circumstances. If this right is exercised, the Offer and these arrangements will lapse, Admission will not proceed, and any monies received in respect of the Offer will be returned to applicants without interest.

The Underwriting Agreement provides for the Underwriters to be paid commissions by us and the Selling Shareholders in respect of the Ordinary Shares issued or sold pursuant to the Institutional Offer and the Over-allotment Option.

Further details of the terms of the Underwriting Agreement are set out in paragraph 14.1 of Part VII "Additional Information" of this document.

Lock-up Arrangements

We, the Directors and the Selling Shareholders have separately agreed with each of the Underwriters to certain restrictions on the issue, offer, sale, transfer or disposal of Ordinary Shares (or interests therein) without the prior written consent of Citigroup (on behalf of the Underwriters). These restrictions are subject to certain exceptions, namely: in our case, we may issue and sell our Ordinary Shares pursuant to certain employee share option plans, share ownership plans or dividend reinvestment plans described in this document and in effect on the date of the Underwriting Agreement, or upon the conversion of securities or the exercise of warrants outstanding at the date of the Underwriting Agreement and as described in this document; and including, in the case of the Directors and the Selling Shareholders, transfers for *bona fide* purposes to certain connected persons (including spouses, parents, children and trusts) or affiliates respectively, acceptances of a general offer for Ordinary Shares in accordance with the City Code and certain other sales or transfers described more fully later in this document.

Approximately ●% of the Ordinary Shares in issue after the Institutional Offer (assuming no revocation of applications for shares by employees under the Employee Offer) will be subject to lock-up arrangements.

Further details of the lock-up arrangements are set out in paragraph 14.1 of Part VII "Additional Information" of this document.

PART IV

FINANCIAL INFORMATION

Section A

Selected Financial Information

The following table presents selected financial information that has been derived from our audited financial statements as at and for the years ended 31 December 2000, 2001 and 2002 and our audited financial statements as at and for the six-month periods ended 30 June 2002 and 2003, in each case prepared in accordance with UK GAAP and included in Part V "Accountants' Report on the Group". The selected financial data should be read in conjunction with Section B of Part IV "Financial Information" set out on pages 32 to 41 of this document. This information has been extracted without material adjustment from Part V "Accountants' Report on the Group". Potential investors should read this document as a whole and not rely solely on this selected or any summarised information.

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars, except per share amounts)			(in thousands of US dollars, except per share amounts)	
Consolidated Profit and Loss Information:					
Turnover	$13,120	$ 16,178	$ 33,681	$13,099	$ 29,253
Cost of sales	(9,563)	(10,143)	(17,871)	(7,005)	(15,684)
Gross profit	3,557	6,035	15,810	6,094	13,569
Operating expenses	(5,779)	(7,204)	(12,524)	(4,792)	(9,578)
Other operating income	117	125	276	136	184
Operating (loss)/profit	(2,105)	(1,044)	3,562	1,438	4,175
Net interest (expense)/ income	(38)	(67)	66	61	(18)
Taxation on (loss)/profit on ordinary activities	—	3,830	(1,216)	(489)	(1,352)
Dividends paid and proposed on equity and non-equity shares	—	—	(885)	(191)	(213)
Retained (loss)/profit for the year for equity shareholders	$ (2,143)	$ 2,667	$ 1,527	$ 819	$ 2,592
(Loss)/profit on ordinary activities before taxation	$ (2,143)	$ (1,111)	$ 3,628	$ 1,499	$ 4,157
Basic (loss)/earnings per share	(3.61)	3.82	3.45	1.45	3.99
Diluted (loss)/earnings per share	N/A	3.52	2.57	1.08	2.98
Cash Flow Information:					
Net cash (outflow)/inflow from operating activities	$ (2,214)	$ (2,892)	$ 3,465	$ 1,145	$ 678
Net cash inflow/(outflow) from financing activities	4,561	6,781	1,494	(8)	1,107
Other Financial Information:					
Depreciation	$ 282	$ 531	$ 1,333	$ 530	$ 1,013
Capital expenditure	338	899	3,517	1,040	1,708
Cash	773	3,657	6,282	4,341	6,500
	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of dollars)			(in thousands of dollars)	
Consolidated Balance Sheet Information:					
Tangible assets	$ 596	$ 952	$ 3,390	$ 1,532	$ 4,147
Current assets	4,453	13,938	20,760	15,666	25,957
Total assets	5,049	14,890	24,150	17,198	30,104
Creditors: amounts falling due within one year	(1,847)	(2,531)	(8,180)	(3,619)	(11,017)
Net current assets	2,606	11,407	12,580	12,047	14,940
Total assets less current liabilities	3,202	12,359	15,970	13,579	19,087
Creditors: amounts falling due after more than one year	—	—	(1,197)	(72)	(1,616)
Deferred income	(1,355)	(950)	(468)	(739)	(152)
Shareholders' funds	$ 1,847	$ 11,409	$ 14,305	$12,768	$ 17,319

Section B

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Part V of this document "Accountants' Report on the Group", from which the summarised information has been extracted, and with "Our Business" in Part I of this document. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements. Potential investors should read the whole document and not just rely on the summarised information set out below.

Overview

We design, develop, manufacture and sell a range of proprietary high performance integrated circuits combining analogue and digital technology, known as mixed-signal ICs. These analogue-intensive mixed-signal ICs provide the essential user interface to digital circuitry and their features and performance characteristics play a crucial part in determining the functionality and usability of digital electronic products.

We sell a range of over 50 products to over 150 customers worldwide. We have strategically targeted high-growth markets where we believe there is increasing demand for high volumes of mixed-signal ICs. Reflecting this strategy, our devices are found in a wide range of familiar items in the consumer and professional electronics markets, such as: digital audio products, digital imaging products and portable devices.

History

We founded our company in 1984 as a design house and by 1995 had designed over 100 ICs for specific customers. In 1995, we made the strategic decision to become a supplier of our own proprietary products, based on our accumulated design, product definition and product development expertise.

Our first standard products for digital image scanners were released during 1997. We continued to release new products to meet the various needs of the scanner and related imaging markets and in 1998 launched our first products targeted at the emerging multimedia consumer and digital audio markets. We released our first products for portable devices in 2001.

Factors Affecting Results of Operations

Impact of fabless business model

We use independent suppliers to manufacture substantially all of our products. As a result, we rely on these suppliers to allocate adequate capacity to produce the required quantities of our products on a timely basis. These arrangements allow us to avoid using our own capital resources to build manufacturing facilities and to focus those resources on the design, development and marketing of our products.

Impact of consumer electronics markets

The growth of our business will depend to a great extent upon growth in the consumer electronics markets. The increase in the CD and DVD markets over the last few years, as well as the introduction of new portable devices with increasing functionality, has contributed to our growth. See "Risk Factors—Our revenues are highly dependent on the growth of the consumer electronics market, including growth in digital audio, digital imaging, portable devices and other potential markets".

Product life cycle

The average selling price of an IC will generally fall over the product's life cycle. Our ability to increase sales, therefore, relies on our ability both to increase volume sales of existing products and to introduce new innovative products that are adopted by customers.

Sales and customers

We sell our products primarily to OEM and ODM customers, who incorporate the products in consumer products, and to distributors and agents who sell onto end customers. Our largest customer in the first six months

of 2003 was Hewlett-Packard, with sales amounting to 15.9% of turnover. Our largest product customer in both 2001 and 2002 was Microsoft, with sales amounting to 12.3% and 14.5% of our total turnover, respectively. In both 2001 and 2002, no other end product customer accounted for more than 10% of turnover. In 2001, however, approximately 11% of our total sales were attributable to Texas Instruments. These sales arose not from our product business but from our development of a range of products for Texas Instruments' catalogue range and was distinct from the product business. This development programme was intended to be a one-off and has not been repeated since. In 2000, our largest customer was Thomson, with sales amounting to 15.2% of our total turnover. In 2000, no other end customer accounted for more than 10% of turnover.

Until 2000, we relied mainly on distributors and agents as our primary sales channels. Since 2000, we have set up direct sales offices in Taiwan, Japan and the United States, with field application engineers assisting the sales effort in each office. We anticipate that direct sales will increase as a percentage of total sales going forward, but that we will continue to utilise our existing network of distributors as part of our sales strategy, to provide supply logistics and to support smaller customers.

We book revenue from a product in the region to which it is shipped. We believe that sales in the Asia Pacific region will increase as a percentage of total sales, due to the fact that OEMs are moving their manufacturing operations to that region. Turnover in Europe and the rest of the world is principally made up of products developed for our custom design business and is likely to remain small. We do not promote our custom business, although we expect this business to continue to generate some revenue. The gross margin on our legacy business has decreased over time due to product mix, which negatively affects our overall gross margin.

Seasonality

We believe that our turnover is seasonal, with turnover in the first half of each year generally being lower than in the second half. The reason for this is the build-up of consumer products manufactured by OEMs for the Christmas period in the second half of the year followed by a downturn in the period immediately following Christmas and the Chinese New Year. In the last few years we have grown rapidly masking the effect of any seasonality on our turnover.

Cyclicality

Our industry is cyclical. The semiconductor industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterised by production overcapacity, high inventory levels and accelerated erosion of average selling prices. The semiconductor industry also has experienced periods of increased demand and production capacity constraints. To date, we have not been able to assess fully the cyclical factors that we expect could affect our business.

Profit and Loss Accounts

The following describes certain line items in our profit and loss accounts:

Turnover: turnover is generated primarily from the sale of ICs, although we continue to receive some income from royalties and design services. We refer to turnover from our royalties and design services as our legacy business, and to the rest of our turnover as our product business. Revenue on the sale of ICs is recognised when products are shipped to customers, including distributors. We have no obligation to take back the products once they have been sold to the end customer or distributor and therefore the associated economic benefits pass to us and the amount of revenue can be measured reliably. Our products generally carry a one-year warranty. To date, product returns and warranty costs have been immaterial.

Royalty sales are recognised when product sales are notified to us by the relevant manufacturer. Design services income is recognised having regard to the nature and complexity of the project, the costs incurred to date and costs to complete, and the percentage of completion. Design services contracts have stage payment schedules which usually have an initial payment at the project commencement, intermediate stage payments and a final payment on completion. The time period between stage payments may be over six months in some contracts. Revenue taken on such contracts is calculated by taking into account projected costs to completion which is compiled based on projected man hours and having regard to the product complexity and costs incurred to date. In the later phases of the contract, costs to completion are the main factor considered in assessing what may reasonably be taken as revenue.

Cost of sales: cost of sales consists primarily of the cost of components comprising manufactured wafers, assembly and test charges and yield variances. Recently introduced products tend to have a higher per-unit cost of sales than more mature products. This is due primarily to the initial low volumes required by customers and higher costs associated with new processes and packaging. Generally, as production volumes increase, unit production costs decrease as the foundries and assemblers achieve greater economies of scale.

Distribution and selling costs: distribution and selling costs include personnel costs related to our operational, sales and support staff, marketing and promotion costs, overseas office costs, sales agents' commissions and freight charges.

Research and development expenses: research and development expenses consist primarily of engineering salaries, prototyping and production tooling costs, software licences and tools and depreciation specific to design and test equipment and IT systems hardware.

Administrative expenses: administrative expenses consist primarily of personnel costs related to the financial, accounting, human resources and administrative functions, together with associated overhead costs. In addition, administrative expenses include exchange rate translations, professional fees, insurance costs, facilities costs, depreciation and contract debt and bad debt provisions. To date, we have not experienced a significant amount of specific bad debt write-offs.

Other operating income: other operating income represents government grants received to assist us with costs in respect of development work, marketing and training.

Net interest income/(expense): interest income consists of interest received on bank deposits. Interest payable consists of interest paid on our bank overdraft and term loan facilities and finance charges payable in respect of finance leases.

Results of Operations

The table below sets out the summarised trading record of Wolfson as a percentage of turnover for the periods indicated.

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
Turnover	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	72.9	62.7	53.1	53.5	53.6
Gross profit	27.1	37.3	46.9	46.5	46.4(1)
Operating expenses:					
Distribution and selling costs	14.1	18.4	14.1	14.0	9.4
Research and development expenses	20.3	17.0	14.6	14.9	13.6
Administrative expenses	9.7	9.1	8.4	7.6	9.7
Total operating expenses	44.1	44.5	37.1	36.5	32.7
Other operating income	0.9	0.8	0.8	1.0	0.6
Operating (loss)/profit	—	—	10.6	11.0	14.3
Net interest (expense)/income	(0.3)	(0.4)	0.2	0.5	(0.1)
(Loss)/profit on ordinary activities before taxation	—	—	10.8	11.4	14.2
Taxation on (loss)/profit on ordinary activities	—	23.7	(3.6)	(3.7)	(4.6)
Retained (loss)/profit for the year for equity shareholders	—	16.5	4.5	6.3	8.9

(1) Gross profit as a percentage of turnover (or gross margin) comprises gross margin for products and for legacy business. The gross margin on our legacy business fell significantly in the first half of 2003 as compared to the same period in 2002, negatively affecting our overall gross margin. For further information please see "Results of Operation—Comparison of the Six Months Ended 30 June 2002 and the Six Months Ended 30 June 2003—Gross Profit."

Comparison of the Six Months Ended 30 June 2002 and the Six Months Ended 30 June 2003

Turnover. The table below sets out turnover for the six months ended 30 June 2002 and 30 June 2003, broken down by geographic area:

	Six Months Ended 30 June	
	2002	2003
	(in thousands of US dollars)	
Japan	$ 729	$ 1,769
Asia Pacific (other than Japan)	9,097	24,879
North and South America	1,927	815
Europe and the rest of the world	1,346	1,790
Turnover	$13,099	$29,253

In the first six months of 2003, our turnover increased by 123.3% to $29.3 million, from $13.1 million in the same period in 2002. This principally reflects increased sales of ICs for the imaging, consumer audio and portable markets. The increased consumer audio sales primarily reflected an increase in the number of our customers and our first substantial sales into Japan. The increase in imaging sales has principally been in ICs for multi-function peripherals, mainly to Hewlett-Packard. The increase in sales of ICs for the portable market has been primarily to manufacturers of PDAs and sales of ICs used in digital still cameras. The decrease in our sales to North and South America primarily reflected the trend that production of end products is being moved to Asia.

Gross Profit. In the first six months of 2003, our gross profits increased by 122.7% to $13.6 million, from $6.1 million in the same period in 2002. This was principally due to the increase in volume of sales and, to a lesser extent, due to increased product margins.

In the first six months of 2003 our gross margin was 46.4% compared to 46.5% in the same period in 2002. This decrease was principally due to the reduction in gross margin in our legacy business due to lower volumes of business and wafer sales which were sold at cost. Excluding our legacy business, gross margin on products in the first six months of 2003 was 49.2% compared to 45.6% in the same period in 2002. The increase in gross margin on products was mainly due to the introduction of more highly differentiated products in the second six months of 2002.

Distribution and Selling Costs. In the first six months of 2003, distribution and selling costs increased by 50.3% to $2.8 million, from $1.8 million in the same period in 2002. As a percentage of turnover, distribution and selling costs decreased to 9.4% in the first six months of 2003, from 14.0% in the same period in 2002. This was principally due to the increase in volume of sales in 2003 that exceeded the increase of distribution and selling costs, principally as we did not increase our sales staff in Japan and Taiwan in the first six months of 2003 as much as we had anticipated because of the outbreak of SARS in the region.

Research and Development Expenses. In the first six months of 2003, research and development expenses increased by 104.0% to $4.0 million, from $2.0 million in the same period in 2002. This was mainly due to increases in the number of engineering staff and increased expenses related to prototyping and production tooling costs. Reflecting an increase in turnover, the increased expenditure in research and development represented a decrease as a percentage of turnover, from 14.9% in the first six months of 2002 to 13.6% in the same period in 2003, which was in line with our planned level.

Administrative Expenses. In the first six months of 2003, our administrative expenses increased by 182.6% to $2.8 million, from $1.0 million in the same period in 2002. This was principally due to increases in consultancy fees in connection with the introduction of an improved manufacturing information system, insurance costs, exchange retranslation of monetary assets and liabilities as required by UK GAAP and increases in general provisions such as bad debt provisions and an accrued amount for bonus and profit sharing provisions. As a percentage of turnover, administration expenses increased to 9.7% in the first six months of 2003 from 7.6% in the same period in 2002.

Operating Profit. Reflecting the above factors, in the first six months of 2003 operating profits increased by 190.3% to $4.2 million from $1.4 million in the same period in 2002.

Taxation on Profit on Ordinary Activities. Our tax on profit on ordinary activities was a $0.5 million charge in the first six months of 2002 and a $1.4 million charge in the first six months of 2003, resulting in an effective tax rate of 33.0%. No tax is payable in respect of profits due to availability of tax losses. The effective tax rate at 30 June 2003 is higher than the enacted tax rates as there is some level of disallowable expenditure. We expect to reduce our effective tax rate in future periods through research and development tax credits subject to agreement with the relevant tax authorities.

Comparison of 2000, 2001 and 2002

The table below sets out turnover for each of the three years in the three-year period ended 31 December 2002, broken down by geographic area:

	Year ended 31 December		
	2000	2001	2002
	(in thousands of US dollars)		
Japan	$ —	$ 664	$ 1,789
Asia Pacific (excluding Japan)	9,893	10,112	25,496
North and South America	1,721	2,672	4,148
Europe and the rest of the world	1,506	2,730	2,248
Turnover	$13,120	$16,178	$33,681

Our turnover increased by 23.3% from $13.1 million in 2000 to $16.2 million in 2001 and by 108.2% to $33.7 million in 2002.

The increase in 2001 primarily reflected increased sales of consumer audio ICs, including initial sales to Microsoft for use in the X-box games console and an increase in sales of ICs for use in set-top boxes. In 2002, a number of factors led to the increase in turnover, including: a significant increase in digital imaging sales (including the first ICs for multi-function peripherals to Hewlett-Packard); a significant increase in the volume of consumer sales; and a substantial increase in sales of portable devices, which we first introduced in 2001. In addition, we had greater customer numbers in 2002 than 2001. We believe that these increases were to a large extent achieved through the efforts of our sales teams in our overseas offices in 2001 and 2002, and in particular an increased sales effort in Taiwan and the United States.

In 2002, turnover in Japan and Asia Pacific represented 81.0% of our turnover, up from 66.6% in 2001. A significant part of the increase in sales in the Japan and Asia Pacific region reflects the efforts of our sales force in our offices in Taiwan and Japan (which we opened in 2000 and 2001, respectively).

In 2001, turnover in Japan and Asia Pacific represented 66.6% of our turnover, down from 75.4% in 2000. The decrease in percentage terms of turnover in Asia Pacific region was due to the more rapid increase in sales to the North and South America region than in Japan and Asia Pacific: whilst sales in the Asia Pacific region more than doubled in 2002 over 2001 (mainly attributable to sales in China and South Korea), they more than trebled in North and South America. Turnover in the North and South America region has increased from representing 13.1% of our turnover in 2000 to 16.5% in 2001 but has fallen to 12.3% in 2002. This reflects initial sales of new generation consumer products, such as the Microsoft X-box games console, which are subsequently being produced in Asia Pacific. We believe that, over time, sales to Japan and Asia Pacific will account for a higher proportion of sales as more manufacturers shift production of end products to the region.

Gross Profit. Our gross profit rose by 69.7% from $3.6 million in 2000 to $6.0 million in 2001 and by 162.0% to $15.8 million in 2002. Cost of sales increased by 6.1% from $9.6 million in 2000 to $10.1 million in 2001 and by 76.2% to $17.9 million in 2002.

Gross margin increased from 27.1% in 2000, to 37.3% in 2001 and 46.9% in 2003. Excluding our legacy business, gross margin on products increased from 25.6% in 2000, to 36.7% in 2001 and 46.6% in 2002. The increase in gross margin in 2001 primarily reflects a reduction in cost of manufacturing through use of smaller geometry semiconductor processes and a reduction in our production costs, principally from efficiency improvements, derived from improved engineering for test and packaging solutions. In 2002, we introduced more highly differentiated products and achieved further cost reductions, principally through redesigning existing products. The improvement in gross margins also reflects higher turnover, resulting in lower unit manufacturing costs. Higher unit volumes also enabled us to secure more advantageous purchasing arrangements with suppliers.

Distribution and Selling Costs. Our distribution and selling costs increased by 61.3% from $1.8 million in 2000 to $3.0 million in 2001 and by 60.1% to $4.8 million in 2002. As a percentage of turnover, distribution and selling costs increased from 14.1% in 2000 to 18.4% in 2001 and decreased to 14.1% in 2002.

In 2001, the increase in distribution and selling costs was mainly due to an increase in sales and marketing staff and increases in expenditure on marketing communications as well as costs relating to the newly opened Taiwan sales office. In 2002, the increase was mainly due to the expansion of our sales offices in Taiwan and the

US, together with opening a new sales office in Japan. In addition, significantly increased volumes of sales resulted in a corresponding increase in freight costs and agents' commissions, as well as higher staff bonuses. Increased turnover in 2002 led to a decrease in distribution as a percentage of turnover in 2002 compared to 2001.

Research and Development Expenses. Our research and development expenditure increased by 3.5% from $2.7 million in 2000 to $2.8 million in 2001 and by 79.1% to $4.9 million in 2002.

The modest increase in research and development costs in 2001 over 2000 was partially off-set by a reduction in the average number of engineering staff in 2001. In 2002, there was a 23.7% increase in the number of research and development staff over 2001, which was reflected in the increased total research and development costs.

As a percentage of turnover, research and development expenses have decreased from 20.3% in 2000, to 17.0% in 2001 and 14.6% in 2002. The decrease in research and development expenses as a percentage of turnover reflects the substantial sales growth over the three-year period.

Administrative Expenses. Our administrative expenses increased by 15.9% from $1.3 million in 2000 to $1.5 million in 2001 and by 91.9% to $2.8 million in 2002. In 2002, a charge of approximately $0.5 million arose from the retranslation of monetary assets and liabilities from US dollars to pounds sterling. In 2002, we also incurred significant consultancy costs, fees for a postponed public offering and increased insurance premiums.

Other Operating Income. Our other operating income increased by 6.8% from $117,000 in 2000 to $125,000 in 2001 and by 120.8% to $276,000 in 2002. In 2000 and 2001, we received grants to cover a portion of our marketing and training costs. In 2002, we received a Strategic Projects Under Research ("SPUR") grant to assist with development of Class D audio products. We do not expect to receive any further training and marketing grants nor to receive any further income under the SPUR grant after 2003.

Operating (Loss)/Profit. Reflecting the above factors, our operating loss decreased by 50.4% from an operating loss of $2.1 million in 2000 to an operating loss of $1.0 million in 2001 and we made an operating profit of $3.6 million in 2002.

Net Interest (Expense)/Income. Net interest expense in 2001 increased by 76.3% to $67,000 from $38,000 in 2000. We had net interest income of $66,000 in 2002. Up until the final quarter of 2001, we made extensive use of our overdraft facility. We moved into a net interest income position in 2002, reflecting our issue of approximately $7.7 million of Preference Shares in late 2001 as well as having profitable operating activities in 2002.

Taxation on (Loss)/Profit on Ordinary Activities. Our tax on profit on ordinary activities was a $3.8 million tax credit in 2001 and a $1.2 million tax charge in 2002. In 2001 we reduced our net operating losses by $3.8 million when we recognised previously unrecognised deferred tax assets, which we would realise in the near future, and when we received a research and development tax credit. The benefits available in respect of tax losses were recognised because it was considered more likely than not that we would become profitable in the near future. While we provided for a tax charge in 2002, no tax is payable due to the availability of tax losses (reflecting a reversal of the deferred tax asset due to the utilisation of tax losses against trading profits made in the year).

Liquidity and Capital Resources

Liquidity

The table below sets forth the principal components of our cash flows for the periods indicated.

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Net cash (outflow)/inflow from operating activities	$(2,214)	$(2,892)	$3,465	$1,145	$ 678
Net cash inflow/(outflow) from financing activities	4,561	6,781	1,494	(8)	1,107

We have funded our operations to date with sales of securities, resulting in gross proceeds to us of approximately £15.0 million ($25.0 million), debt financing under the facilities described herein and financing under hire purchase, lease finance and operating leases. During 2002, cash generated from operating activities was $3.5 million, reflecting our increase in profitability. This compares to cash outflows from operations of

$2.2 million and $2.9 million in 2000 and 2001, respectively, as we incurred losses as described above. Our net cash inflow for the six months ended 30 June 2003 was significantly less than for the same period in 2002 due primarily to a higher volume of trade debtors at that time (though not reflecting an increase in our debtors days position).

Capital Resources

As of 30 June 2003, we had approximately $6.5 million of cash held, $2.8 million in term loans from Bank of Scotland and $0.2 million in finance leases. Cash inflow from operating activities in the six-month period ended 30 June 2003 was $0.7 million.

We have a term loan facility with Bank of Scotland for a total of £3.5 million (approximately $5.8 million). As at 30 June 2003, approximately $2.8 million was drawn down under this loan. The loan is repayable in August 2006 and bears interest at 1.5% per annum over LIBOR (currently 3.5%). We also have an overdraft facility up to a maximum of £1 million (approximately $1.6 million) with Bank of Scotland. Under the overdraft facility, Bank of Scotland has been granted a bond and floating charge (essentially, a floating charge with a repayment obligation attached) against our assets. This facility bears interest at the rate of 1.5% per annum over base rate. As of 30 June 2003, we had no borrowings under the overdraft facility.

In addition, in September 2003, we entered into a £9.0 million (approximately $14.9 million) loan agreement with Bank of Scotland to finance the acquisition of a building to provide an additional 48,000 square feet of accommodation in Edinburgh. The loan bears interest at the rate of 1.5% per annum over base rate. This loan is repayable quarterly over 20 years, with a two-year holiday on repayments. The loan is secured by a floating charge and a standard security over the property.

Contractual Commitments

The following table sets forth the Company's contractual obligations and their maturity dates as at 30 June 2003:

	Within 1 Year	Two to Five Years	Total
	(in thousands of US dollars)		
Bank loans	$1,294	$1,500	$2,794
Finance and hire purchase	122	116	238
Under operating leases	28	233	261

This table does not include the property loan noted above as this was not a contracted commitment at 30 June 2003.

Capital Expenditures

Total capital expenditure for the year ended 31 December 2000 was $0.3 million, rising to $0.9 million for the year ended 31 December 2001 and $3.5 million for the year ended 31 December 2002. For the six months ended 30 June 2003, total capital expenditure was $1.7 million, compared to $1.0 million for the same period in 2002. Capital expenditures in all three years were incurred to purchase computer equipment, plant and machinery and tooling. In 2002, we acquired two Teradyne Catalyst test units and in August 2003 we acquired a further test unit, at a total aggregate cost of approximately £2.25 million (approximately $3.73 million). We intend to continue to invest in design tools, test equipment and computing equipment and anticipate that this investment will increase in absolute dollar terms over time. We have also recently acquired an additional building in Edinburgh. Other than the fit-out of our new building and the investment in test equipment mentioned above, we currently have no anticipated material capital expenditure.

Disclosure of Market Risks

Substantially all our sales and variable costs are denominated in US dollars, while our overheads and other fixed costs are denominated primarily in pounds sterling. This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material. Although we do not currently do so, we may enter into currency hedging transactions to hedge a portion of these exposures. However, as our pounds sterling denominated transactions are significantly less than our US dollar denominated transactions, we have not to date considered it necessary to do so. See "Risk Factors—Our sales are denominated in US dollars, whilst our fixed costs are denominated primarily in pounds sterling, so exchange rate fluctuations may have an adverse effect on our business".

Interest is paid on the term loans and the overdraft at variable rates. We could, therefore, be affected adversely if interest rates were to rise significantly. We do not cap interest rates. We do not believe that there is a material market risk exposure to interest rate increases.

We deal with customers in many countries around the world. Consequently, there is a risk that a counterparty to a contract with us could default, leaving us with a credit exposure. We manage this risk by selling to a diverse group of customers to ensure that our exposure to no one client is too great and in certain cases obtain either letters of credit or advance payments. In addition, in other instances we take out credit insurance against the risk of default in payment.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements.

Current Trading and Prospects

We have recently experienced significant growth in our revenues, recording revenues of $33.7 million in 2002. This represents an increase of 108.2% over the previous financial year. In addition we have recorded revenues of $29.3 million in the first half of 2003, an increase of some $16.2 million or 123.3% over the same period in 2002. The net profit before tax in the first half of 2003 was $4.2 million, representing an increase of 177.3% over the comparable period in 2002.

We are experiencing encouraging market conditions and, based on the order book for the current financial year, we view the second half of the year with confidence.

Presentation of Financial Information

We prepare our financial statements in accordance with UK GAAP, which differs in certain significant respects from US GAAP. See paragraph 17 in Part VII "Additional Information" for a summary of certain of these differences.

Recent and Pending Financial Reporting Developments

New UK Accounting Standards

In November 2000, the Accounting Standards Board ("ASB") issued Financial Reporting Standard 17 "Retirement Benefits" ("FRS 17"). In November 2000, the ASB announced an extended transitional regime for FRS 17. This has the effect of extending the transitional disclosure period and deferring the mandatory requirement for full adoption until periods beginning on or after 1 January 2005. We are required to phase in the adoption of the disclosure requirements over the two financial years ended 31 December 2002 and 2003. We have continued to account for pensions under SSAP 24, whilst presenting the required disclosure under the transition rules of FRS 17: this is found in note 5.22 of the notes to the financial information in Part V "Accountants' Report on the Group". FRS 17 requires changes in the actuarial methods and assumptions and the method of accounting for scheme surpluses or deficits. Upon full adoption of FRS 17, the results of prior periods will also be restated to reflect its requirements. Adoption of the standard could result in more volatile pension charges from period to period if market valuations fluctuate materially.

FREDs

The ASB is adopting a phased transition to the conversion of existing UK GAAP to International Accounting Standards ("IAS") and plans to issue around 40 new standards or revisions to existing standards over the next two years, some of which have already been issued in the form of Financial Reporting Exposure Drafts ("FREDs"). It is also possible that by the implementation date set by the European Union, UK GAAP will not be fully aligned with International Financial Reporting Standards ("IFRS").

We will adopt any FREDs when they become effective as standards and part of UK GAAP. The transition of UK GAAP to IAS and/or the adoption of IFRS could possibly have a material impact on our financial position and reported results, although it is not possible for the Directors to quantify the impact at this time.

FRED 31, which was issued in November 2002, proposes that transactions involving the purchase of goods and services with payment made in shares or options should be measured at the fair value of the shares or

options. It will apply to all employee share and share option schemes, and cash incentive schemes where the amount of the cash payment is based on the share price, as well as all other share-based payment transactions involving goods and non-employee services. The period for comment expired on 7 March 2003, although the FRED is still subject to debate and potential revision. The current timetable proposed is for the ASB to issue a Financial Reporting Standard on 1 January 2004. If adopted in current form, this will have an impact on us when it becomes a standard with respect to options issued after 7 November 2002 which have not yet vested on the date on which the standard becomes effective.

International Financial Reporting Standards

In June 2002, the Council of Ministers of the European Union approved a regulation (the "EU Regulation") requiring all companies that are governed by the laws of a member state of the European Union and whose securities are admitted to trading on a regulated market of any member state to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The EU Regulation is to be effective for each financial year starting on or after 1 January 2005.

The International Accounting Standards Board ("IASB") issued IFRS 1 on the first time adoption of IAS on 19 June 2003. It is expected that there will be significant continuing developments in IFRS between now and 2005 and consequently there is uncertainty about exactly what IFRS will require in 2005. This uncertainty will be reduced as the IASB finalises and publishes its standards on other specific areas such as share based payments, business combinations, disposals of non-current assets and presentation of discontinued activities, and insurance contracts, and other proposed areas currently in contemplation by IASB.

Critical Accounting Estimates

The consolidated financial information includes accounts of the Company and its subsidiaries. Our accounting policies are summarised in note 5.1 of the notes to the financial information contained in Part V "Accountants' Report on the Group".

In preparing the consolidated financial information, the Directors have made their best estimates of and judgements as to certain amounts included in the financial information, giving due consideration to materiality. We regularly review and update these estimates when required. These estimates are based on historical experience and various other assumptions that the Directors believe are reasonable under the circumstances, the results of which form the basis for making the judgements about our values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions and conditions. Unless otherwise indicated, the Board does not believe there is a great likelihood that materially different amounts would be reported related to the accounting estimates and judgements described below. We consider the following estimates and judgements to be a list of the most significant that require management to make subjective and complex judgements or to consider matters that are inherently uncertain.

Allowance for Doubtful Debts

We continuously monitor collections and payments from customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. Such bad debts have historically been within our expectations and the provisions established. We cannot, however, guarantee that we will continue to experience the same credit loss rates that we have in the past.

Stock

Stock is valued at the lower of the actual costs of stock or its current estimated market value which is based on invoice price less a standard charge for packing and distribution. We record provisions for estimated obsolescence or unmarketable stock based upon assumptions about future demand and market conditions. If actual market conditions are less favourable than those projected by management, additional inventory provisions may be required.

Design Income

We recognise design income on contracts by taking into account the projected costs to completion, which is compiled based on projected man hours and having regard to the product complexity, and costs incurred to date. As noted already, in the later phases of the contract, our projected cost to completion is the main factor considered in assessing what may reasonably be taken as revenue. Associated costs are written off as incurred.

Where turnover on the contract exceeds payments on account an amount recoverable under contracts is established within current assets. Where payments on account exceed turnover a payment on account creditor is established within current liabilities. The level of income recognised is essentially a management decision having regard to the expected costs to complete and the complexity of the project.

Taxes

The determination of our obligation and expense for taxes requires an interpretation of tax law. We seek appropriate competent and professional tax advice before making any judgement on tax matters. Whilst we may believe that our judgements are prudent and appropriate, significant differences in our actual experience may materially affect our future tax charges. We recognise deferred tax assets and liabilities arising from timing differences where we have a taxable benefit or obligation in the future as a result of past events. We record deferred tax assets to the extent that we believe they are more likely than not to be realised. Should we determine that we would be able to realise our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income in the period that such determination was made. In 2001 we reduced our net loss for the year by $3.6 million when we recognised previously unrecognised deferred tax assets that we believed we would realise in the near future. At 30 June 2003, we have recognised potential deferred tax assets totalling $1.5 million, having realised approximately $2.1 million of the benefit recorded in 2001.

Pensions

The determination of our obligations and expense for pensions is dependent on our selection of certain assumptions used by actuaries in calculating amounts. Those assumptions are described in note 5.22 of the notes to the financial information contained in Part V "Accountants' Report on the Group" and include, amongst others, the discount rate, the expected long-term rate of return on plan assets and rates of increase in compensation. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in assumptions may materially affect the amount of our future pension obligations, future valuation adjustments in the statement of total recognised gains and our future employee expenses.

PART V

ACCOUNTANTS' REPORT ON THE GROUP

KPMG Audit Plc

Saltire Court
20 Castle Terrace
Edinburgh
EH1 2EG
United Kingdom

The Directors
Wolfson Microelectronics plc
Lutton Court
20 Bernard Terrace
Edinburgh
EH8 9NX

The Directors
Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London
E14 5LF

● October 2003

Dear Sirs

Wolfson Microelectronics plc

We report on the financial information set out below. This financial information has been prepared for inclusion in the Listing Particulars dated ● October 2003 (the "Listing Particulars") of Wolfson Microelectronics plc (the "Company").

Basis of preparation

Wolfson Microelectronics Limited was incorporated as a private company on 26 September 1984 and on 28 October 2002 re-registered as a public limited company. The financial information set out in paragraphs 1 to 5.27 is based on the audited financial statements of Wolfson Microelectronics Limited for the two years ended 31 December 2001 and six months ended 30 June 2002, and the audited financial statements of Wolfson Microelectronics plc for the year ended 31 December 2002 and for the six months ended 30 June 2003, after making such adjustments as we considered necessary. All figures are reported in US dollars.

Responsibility

Such financial statements are the responsibility of the directors of the Company who approved their issue.

The Directors of the Company are responsible for the contents of the Listing Particulars dated ● October 2003 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements

underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Company as at the dates stated and of its results, cash flows and recognised gains and losses for the periods then ended.

The above opinion is provided solely on the basis of and in accordance with standards and practice established in the United Kingdom. In the United States, reporting standards and practice are different and the role of the reporting accountant does not provide for the expression of an opinion in the manner referred to above. Accordingly, this opinion should not be relied upon as if it had been provided in accordance with United States reporting standards.

1. Profit and loss accounts

	Notes	Year Ended 31 December			Six Months Ended 30 June	
		2000	2001	2002	2002	2003
		(in thousands of US dollars)				
Turnover	5.2	$13,120	$ 16,178	$ 33,681	$13,099	$ 29,253
Cost of sales		(9,563)	(10,143)	(17,871)	(7,005)	(15,684)
Gross profit		3,557	6,035	15,810	6,094	13,569
Operating Expenses:						
Distribution and selling costs		(1,844)	(2,974)	(4,760)	(1,834)	(2,757)
Research and development expenses		(2,658)	(2,750)	(4,924)	(1,957)	(3,992)
Administrative expenses		(1,277)	(1,480)	(2,840)	(1,001)	(2,829)
		(5,779)	(7,204)	(12,524)	(4,792)	(9,578)
Other operating income	5.3	117	125	276	136	184
Operating (loss)/profit	5.3	(2,105)	(1,044)	3,562	1,438	4,175
Interest receivable and similar income	5.6	64	55	96	64	45
Interest payable and similar charges	5.7	(102)	(122)	(30)	(3)	(63)
(Loss)/profit on ordinary activities before taxation		(2,143)	(1,111)	3,628	1,499	4,157
Taxation on (loss)/profit on ordinary activities	5.8	—	3,830	(1,216)	(489)	(1,352)
(Loss)/profit on ordinary activities after taxation		(2,143)	2,719	2,412	1,010	2,805
Additional finance costs on non-equity shares	5.9	—	(52)	—	—	—
Dividends paid and proposed on equity and non equity shares	5.9	—	—	(885)	(191)	(213)
Retained (loss)/profit for the period attributable to equity shareholders		$(2,143)	$ 2,667	$ 1,527	$ 819	$ 2,592
Basic (loss)/earnings per share	5.10	(3.61)	3.82	3.45	1.45	3.99
Diluted (loss)/ earnings per share	5.10	N/A	3.52	2.57	1.08	2.98

The above results relate wholly to continuing activities.

2. Balance sheets

	Notes	As at 31 December 2000	As at 31 December 2001	As at 31 December 2002	As at 30 June 2002	As at 30 June 2003
		(in thousands of US dollars)				
Fixed Assets:						
Tangible assets	5.11	$ 596	$ 952	$ 3,390	$ 1,532	$ 4,147
Current Assets:						
Stocks	5.12	1,861	1,966	5,432	2,533	6,441
Debtors	5.13	1,819	8,315	9,046	8,792	13,016
Cash at bank and in hand		773	3,657	6,282	4,341	6,500
		4,453	13,938	20,760	15,666	25,957
Creditors: amounts falling due within one year	5.14	(1,847)	(2,531)	(8,180)	(3,619)	(11,017)
Net current assets		2,606	11,407	12,580	12,047	14,940
Total assets less current liabilities		3,202	12,359	15,970	13,579	19,087
Creditors: amounts falling due after more than one year	5.15	—	—	(1,197)	(72)	(1,616)
Deferred income	5.17	(1,355)	(950)	(468)	(739)	(152)
Net assets		$ 1,847	$11,409	$14,305	$12,768	$ 17,319
Capital and Reserves:						
Called up share capital	5.18	$ 547	$ 8,272	$ 9,152	$ 8,664	$ 9,381
Share premium account	5.19	13,579	12,353	95	—	98
Profit and loss account	5.20	(12,279)	(9,216)	5,058	4,104	7,840
		$ 1,847	$11,409	$14,305	$12,768	$ 17,319
Shareholders' Funds:						
Equity	5.21	$ 1,405	$ 4,071	$ 6,246	$ 5,137	$ 9,057
Non equity	5.21	442	7,338	8,059	7,631	8,262
		$ 1,847	$11,409	$14,305	$12,768	$ 17,319

3. Cash flow statements

	Notes	Year Ended 31 December 2000	Year Ended 31 December 2001	Year Ended 31 December 2002	Six Months Ended 30 June 2002	Six Months Ended 30 June 2003
		(in thousands of US dollars)				
Reconciliation of Operating (Loss)/ Profit to Net Cash Flow From Operating Activities:						
Operating (loss)/profit		$(2,105)	$(1,044)	$ 3,562	$1,438	$ 4,175
Depreciation charges		282	531	1,333	530	1,013
Loss on disposal of fixed assets		—	—	3	3	39
(Increase) in stocks		(512)	(153)	(3,257)	(474)	(873)
Decrease/(increase) in debtors		1,642	(2,621)	(1,396)	(849)	(5,121)
(Decrease)/increase in creditors		(1,515)	370	3,117	451	1,335
Exchange adjustments		(6)	25	103	46	110
Net cash (outflow)/inflow from operating activities		$(2,214)	$(2,892)	$ 3,465	$1,145	$ 678
Cash Flow Statement:						
Net cash (outflow)/inflow from operating activities		$(2,214)	$(2,892)	$ 3,465	$1,145	$ 678
Returns on investment and servicing of finance	5.23	(38)	(67)	66	61	(18)
Taxation (paid)/recovered		—	(49)	246	237	—
Fixed asset additions		(338)	(899)	(3,184)	(950)	(1,708)
Cash (outflow)/inflow before financing		(2,590)	(3,907)	593	493	(1,048)
Financing	5.23	4,561	6,781	1,494	(8)	1,107
Exchange adjustments		64	10	538	199	159
Increase in cash in the period		$ 2,035	$ 2,884	$ 2,625	$ 684	$ 218

	Notes	Year Ended 31 December 2000	2001	2002	Six Months Ended 30 June 2002	2003
		(in thousands of US dollars)				
Reconciliation of Net Cash Flow to Movement in Net Debt/Funds:						
Increase in cash in the period		$ 2,035	$2,884	$ 2,625	$ 684	$ 218
Capital element of finance leases	5.23	38	10	66	17	55
New bank loans (net of repayments)	5.23	—	—	(1,461)	—	(1,162)
New finance lease and hire purchase contracts		—	—	(334)	(129)	—
Movement in net funds in the period		2,073	2,894	896	572	(889)
Net (debt)/funds at start of period		(1,312)	763	3,657	3,657	4,430
Exchange adjustments		2	—	(123)	(5)	(73)
Net funds at end of period	5.24	$ 763	$3,657	$ 4,430	$4,224	$ 3,468

4. Statement of total recognised gains and losses

	Year Ended 31 December 2000	2001	2002	Six Months Ended 30 June 2002	2003
	(in thousands of US dollars)				
(Loss)/profit for the financial period	$(2,143)	$2,719	$2,412	$1,010	$2,805
Exchange movement through reserves	835	344	533	287	190
Total recognised gains and (losses) relating to the financial period	$(1,308)	$3,063	$2,945	$1,297	$2,995

5. Notes to the financial information

5.1 **Accounting policies**

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial information.

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with UK applicable accounting standards, including the adoption of FRS 18 'Accounting Policies' and FRS 19 'Deferred Tax'. The financial information has been prepared on the basis of the transitional arrangements of FRS 17 'Retirement Benefits'.

Basis of consolidation

The financial information has been prepared on a consolidated basis to include the financial statements of the Company and its subsidiary undertakings. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Turnover

Turnover represents the amounts (excluding value added tax) derived from the provision of goods and services to customers.

Turnover from product sales is recognised in the profit and loss account upon sale to the end consumer or, where the Company sells to its distributors, on sale to the distributor where there are no further obligations on the Company, and when the associated economic benefits are due to the Company and the turnover can be measured reliably.

Design income on specific contracts is recognised with respect to the stage of completion and the expected costs and time to complete. Turnover is recognised in a manner having regard to costs incurred to date, projected costs to complete and the stage of completion of the contract. Costs associated are written off to the profit and loss account as incurred. Where turnover exceeds payments on account, an amount recoverable under contracts is established and given within debtors.

Where payments on account exceed turnover, a payment received on account is established and given within creditors.

Royalty income represents revenue earned under joint product development agreements. Such revenue is earned and income is recognised when sales of the developed product to third parties for which royalty is due are confirmed to the Company.

Depreciation

Depreciation is provided on a straight line basis in order to write off the cost of tangible fixed assets to their estimated residual value over their estimated economic lives as follows:

Computer Hardware and Software	1-3 years
Plant and machinery	1-3 years
Motor Vehicles	4 years
Furniture and fittings	10 years

Leased assets

Tangible fixed assets which are acquired under finance leases and similar hire purchase contracts are capitalised at the market value of the assets at the start of the lease, and are depreciated over the shorter of their estimated economic lives or the term of the lease. Leasing payments are allocated between capital and interest. The interest element represents a constant proportion of the capital balance outstanding and is charged to the profit and loss account over the period of the lease. Outstanding obligations under the leases, net of finance charges, are included as liabilities.

Operating lease costs are charged to the profit and loss account as incurred.

Government grants

Government grants in respect of development work are recognised as income on a systematic basis to match them with the related costs that they are intended to compensate.

Stocks

Material stocks and work in progress are valued at the lower of cost (including attributable overheads as appropriate) and net realisable value.

Contract work in progress is stated at costs incurred, less those transferred to the profit and loss account, after deducting foreseeable losses and payments on account not matched with turnover.

Amounts recoverable under contracts are included in debtors and represent turnover recognised in excess of payments on account. Where payments on account exceed turnover, a payment received on account is established and given within creditors.

Research and development

Expenditure on research and development is charged to the profit and loss account in the year in which it is incurred.

Taxation

The charge for taxation is based on the results for the periods and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but are not reversed by the balance sheet date, except as otherwise required by FRS 19.

Reporting and functional currency

In the period covered by this report the Company has experienced a marked increase in the level and proportions of revenues and costs denominated in US dollars. Having regard to the levels of such transactions in the six months to 30 June 2003 and those anticipated for the remainder of the year the Company believes that the functional currency has changed to the US dollar during the current financial year. For this reason the reporting currency has been changed to US dollars in the six months to 30 June 2003 with prior period comparatives translated accordingly.

In accordance with generally accepted accounting standards in the UK, the opening balance sheet and prior year comparatives previously presented in Sterling have been restated by translation into US dollars at the relevant closing exchange rate, while profit and loss information, previously presented in Sterling has been restated by translation into US dollars at the relevant average exchange rate.

The exchange rates used are shown below:

	Profit And Loss Account Average Rate	Balance Sheet Closing Rate
Year ended 31 December 2000	1.5163	1.4938
Year ended 31 December 2001	1.4400	1.4554
Year ended 31 December 2002	1.5025	1.6099
Six months ended 30 June 2002	1.4443	1.5243
Six months ended 30 June 2003	1.6111	1.6502

Differences arising on the translation of prior period comparatives have been dealt with through reserves.

Currency translation

Transactions in currencies, other than Sterling, are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies, other than Sterling, are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Pensions

The financial information has been prepared in accordance with Statement of Standard Accounting Practice No. 24, though additional disclosures in accordance with FRS 17 have also been provided.

The Company operates a pension scheme providing benefits based on final pensionable pay. The assets of the scheme are held separately from those of the Company. Contributions to the scheme are charged to the profit and loss account so as to spread the cost over the anticipated average service lives of the Company's employees.

The Company also operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the Company in an independently administered fund. The amount charged to the profit and loss account represents the contributions payable to the scheme in respect of the accounting period.

Share options issued to employees

The Company recognises a charge to the profit and loss account where the amount by which the intrinsic value of any share options issued to employees exceeds their respective exercise prices at the date of grant. The intrinsic value is assessed by reference to the market value of the Company's shares. Where applicable, these costs are recognised over the vesting period.

5.2 Turnover

Turnover is attributable to the design, manufacture and supply of high performance mixed-signal integrated circuits.

An analysis of turnover by geographical destination is set out below.

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Japan	$ —	$ 664	$ 1,789	$ 729	$ 1,769
Asia Pacific (other than Japan)	9,893	10,112	25,496	9,097	24,879
North and South America	1,721	2,672	4,148	1,927	815
Europe and the rest of the world	1,506	2,730	2,248	1,346	1,790
	$13,120	$16,178	$33,681	$13,099	$29,253

5.3 Operating (loss)/profit

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Operating (loss)/profit is stated after charging:					
Depreciation of fixed tangible assets:					
—Owned	$ 245	$ 521	$1,220	$ 505	$ 908
—Leased	37	10	113	25	105
Operating lease costs:					
—Plant and machinery	14	16	23	9	19
—Other	106	101	177	51	116
Auditor's remuneration:					
—audit	15	17	18	—	23
—non audit services	27	65	191	27	34
Legal fees incurred in respect of postponed IPO preparation	—	—	206	—	—
And after crediting:					
Government grants	$(117)	$(125)	$ (276)	$(136)	$(184)

Other operating income comprises government grants received to assist the Company with revenue costs in respect of development work, marketing and training.

In addition to the amounts disclosed above, fees of $nil for the year ended 31 December 2000, $124,000 for the year ended 31 December 2001, $nil for the year ended 31 December 2002, $nil for the six months ended 30 June 2002 and $nil for the six months ended 30 June 2003, were paid to the auditors in respect of non audit services which were charged to the share premium account.

5.4 Remuneration of directors

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Directors' emoluments					
Fees	$ 6	$ 1	$ 20	$ 9	$ 13
As executives	487	482	566	261	395
	$493	$483	$586	$270	$408

Retirement benefits

Retirement benefits are accruing to the following number of directors under the defined benefit pension scheme:

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(number)				
Number of directors	4	4	4	4	4

Details of Directors' retirement benefits are as follows:

	Accrued Benefit at Period End	Increase in Accrued Benefits		Transfer Value of Accrued Benefit		
		Excluding Inflation	Including Inflation	At Period Start	At Period End	Increase Less Director's Contributions
	(in thousands of US dollars)					
Year Ended 31 December 2000:						
AD Milne	$70	$6	$8	$ 936	$1,002	$59
JRC Reid	36	3	5	284	308	17
GR Elliott *	2	2	2	—	16	11
JM Urwin	9	2	2	46	57	5
*member joined scheme during the year						
Year Ended 31 December 2001:						
AD Milne	$74	$3	$6	$ 921	$ 979	$49
JRC Reid	39	3	4	269	298	22
GR Elliott	4	2	2	15	31	9
JM Urwin	10	2	2	49	60	4
Year Ended 31 December 2002:						
AD Milne	$89	$5	$6	$1,034	$1,080	$35
JRC Reid	48	5	6	243	262	11
GR Elliott	6	2	3	26	39	5
JM Urwin	14	2	3	48	56	2
Six Months Ended 30 June 2002:						
AD Milne	$82	$4	$4	$ 968	$1,027	$51
JRC Reid	46	4	4	265	284	14
GR Elliott	5	2	2	27	35	3
JM Urwin	12	2	2	53	59	3
Six Months Ended 30 June 2003:						
AD Milne	$97	$6	$6	$1,200	$1,287	$80
JRC Reid	54	5	5	290	314	19
GR Elliott	8	2	2	41	51	5
JM Urwin	17	3	3	63	74	6

- Transfer values have been calculated using the minimum funding requirement basis.
- The transfer value at the period start (column 4) has been calculated assuming the member left at the beginning of the period but is valued as at the period end date.

The analysis of remuneration by director is set out below.

	Basic Salary	Bonus	Fees	Benefits in Kind	Total Emoluments
		(in thousands of US dollars)			
Year Ended 31 December 2000:					
DJ Carey *	—	—	—	—	—
AD Milne	$141	—	—	—	$141
JRC Reid	108	—	—	5	113
JM Urwin	89	—	—	9	98
GR Elliott **	121	—	—	14	135
JA Allcott ***	—	—	6	—	6
K Smith	—	—	—	—	—
	$459	—	$ 6	$ 28	$493

* appointed Chairman 14 January 2000
** appointed chief financial officer 3 January 2000
*** resigned 14 January 2000

	Basic Salary	Bonus	Fees	Benefits in Kind	Total Emoluments
Year Ended 31 December 2001:					
DJ Carey	—	—	—	—	—
AD Milne	$138	—	—	—	$138
JRC Reid	111	—	—	—	111
JM Urwin	88	—	—	9	97
GR Elliott	118	—	—	18	136
BM Rose *	—	—	1	—	1
K Smith **	—	—	—	—	—
	$455	—	$ 1	$ 27	$483

* appointed 22 November 2001
** retired 24 September 2001

	Basic Salary	Bonus	Fees	Benefits in Kind	Total Emoluments
Year Ended 31 December 2002:					
DJ Carey	—	—	—	—	—
AD Milne	$151	$ 8	—	$ 9	$168
JRC Reid	120	6	—	9	135
JM Urwin	102	5	—	6	113
GR Elliott	128	6	—	16	150
BM Rose	—	—	20	—	20
GK Lockwood *	—	—	—	—	—
D Tate **	—	—	—	—	—
	$501	$ 25	$ 20	$ 40	$586

* appointed 17 January 2002
** appointed 21 March 2002

	Basic Salary	Bonus	Fees	Benefits in Kind	Total Emoluments
		(in thousands of US dollars)			
Six Months Ended 30 June 2002:					
DJ Carey	—	—	—	—	—
AD Milne	$ 72	—	—	$ 5	$ 77
JRC Reid	57	—	—	5	62
JM Urwin	49	—	—	4	53
GR Elliott	61	—	—	8	69
BM Rose	—	—	9	—	9
GK Lockwood *	—	—	—	—	—
D Tate **	—	—	—	—	—
	$239	—	$ 9	$ 22	$270

* appointed 17 January 2002
** appointed 21 March 2002

	Basic Salary	Bonus	Fees	Benefits in Kind	Total Emoluments
Six Months Ended 30 June 2003:					
DJ Carey	—	—	—	—	—
AD Milne	$ 89	$ 24	—	$ 7	$120
JRC Reid	66	18	—	5	89
JM Urwin	64	18	—	5	87
GR Elliott	72	19	—	8	99
BM Rose	—	—	13	—	13
GK Lockwood	—	—	—	—	—
D Tate *	—	—	—	—	—
J Germies **	—	—	—	—	—
	$291	$ 79	$ 13	$ 25	$408

* resigned 26 May 2003
** appointed 24 June 2003

Benefits in kind principally comprise company cars, car allowance and fuel benefits. Details of the directors' interests in the share capital of the parent company at the end of each period are as follows:

	31 December			30 June	
	2000	2001	2002	2002	2003
			(number)		
Number of Ordinary Shares of 10p Each Held:					
DJ Carey	35,288	35,288	35,288	35,288	35,288
AD Milne	26,750	26,750	30,630	30,630	30,630
JRC Reid	9,453	9,453	9,453	9,453	9,453
JM Urwin	242	242	242	242	242
JA Allcott	—	—	—	—	—
GR Elliott	—	—	—	—	—
BM Rose	—	—	—	—	—
GK Lockwood	—	—	—	—	—
D Tate	—	—	—	—	—
J Germies	—	—	—	—	—
Number of Convertible Preferences Shares of £1 Held:					
DJ Carey	—	250,000	250,000	250,000	250,000

Details of the number, exercise dates and price (in sterling) of the directors' options over ordinary shares at the beginning and end of each period are given below.

	As at 1 January 2000	Cancelled During Year	Granted During Year	As at 31 December 2000	Exercise Price	Date From Which Exercisable	Expiry Date
DJ Carey	2,000	—	—	2,000	£20.00	20 November 2001	20 November 2005
	2,000	—	—	2,000	£15.14	19 November 2002	19 November 2006
AD Milne	2,000	—	—	2,000	£ 3.00	15 December 1998	15 December 2002
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	80	—	—	80	£29.02	05 September 2000	05 September 2004
	1,900	—	—	1,900	£15.14	17 December 2002	17 December 2009
	4,600	—	—	4,600	£15.14	17 December 2002	17 December 2006
JRC Reid	3,106	—	—	3,106	£ 3.00	15 December 1998	15 December 2005
	394	—	—	394	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,200	—	—	1,200	£15.14	17 December 2002	17 December 2009
	4,300	—	—	4,300	£15.14	17 December 2002	17 December 2006
JM Urwin	1,762	—	—	1,762	£ 3.00	15 December 1998	15 December 2005
	224	—	—	224	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,500	—	—	1,500	£15.14	17 December 2002	17 December 2009
	1,500	—	—	1,500	£15.14	17 December 2002	17 December 2006
GR Elliott	—	—	1,900	1,900	£15.14	03 January 2003	03 January 2010
	—	—	100	100	£15.14	03 January 2003	03 January 2007

	As at 1 January 2001	Cancelled During Year	Granted During Year	As at 31 December 2001	Exercise Price	Date From Which Exercisable	Expiry Date
DJ Carey	2,000	—	—	2,000	£20.00	20 November 2001	20 November 2005
	2,000	—	—	2,000	£15.14	19 November 2002	19 November 2006
AD Milne	2,000	—	—	2,000	£ 3.00	15 December 1998	15 December 2002
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	80	—	—	80	£29.02	05 September 2000	05 September 2004
	1,900	—	—	1,900	£15.14	17 December 2002	17 December 2009
	4,600	(4,600)	—	—	£15.14	17 December 2002	17 December 2006
	—	—	4,600	4,600	£15.00	17 December 2002	23 March 2011
JRC Reid	3,106	—	—	3,106	£ 3.00	15 December 1998	15 December 2005
	394	—	—	394	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,200	—	—	1,200	£15.14	17 December 2002	17 December 2009
	4,300	(4,300)	—	—	£15.14	17 December 2002	17 December 2006
	—	—	4,300	4,300	£15.00	17 December 2002	23 March 2011
JM Urwin	1,762	—	—	1,762	£ 3.00	15 December 1998	15 December 2005
	224	—	—	224	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,500	—	—	1,500	£15.14	17 December 2002	17 December 2009
	1,500	(1,500)	—	—	£15.14	17 December 2002	17 December 2006
	—	—	1,500	1,500	£15.00	17 December 2002	23 March 2011
	—	—	1,214	1,214	£15.00	23 March 2004	23 March 2011
GR Elliott	1,900	—	—	1,900	£15.14	03 January 2003	03 January 2010
	100	(100)	—	—	£15.14	03 January 2003	03 January 2007
	—	—	100	100	£15.00	03 January 2003	23 March 2011
	—	—	4,000	4,000	£15.00	23 March 2004	23 March 2011
BM Rose	—	—	—	—	—	—	—

	As at 1 January 2002	Exercised During Year	Granted During Year	As at 31 December 2002	Exercise Price	Date From Which Exercisable	Expiry Date
DJ Carey	2,000	—	—	2,000	£20.00	20 November 2001	20 November 2005
	2,000	—	—	2,000	£15.14	19 November 2002	19 November 2006
AD Milne	2,000	(2,000)	—	—	£ 3.00	15 December 1998	15 December 2002
	1,800	(1,800)	—	—	£25.00	18 August 2000	18 August 2004
	80	(80)	—	—	£29.02	05 September 2000	05 September 2004
	1,900	—	—	1,900	£15.14	17 December 2002	17 December 2009
	4,600	—	—	4,600	£15.00	17 December 2002	23 March 2011
	—	—	4,900	4,900	£20.00	20 March 2005	20 March 2009
			100	100	£20.00	20 March 2005	20 March 2012
JRC Reid	3,106	—	—	3,106	£ 3.00	15 December 1998	15 December 2005
	394	—	—	394	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,200	—	—	1,200	£15.14	17 December 2002	17 December 2009
	4,300	—	—	4,300	£15.00	17 December 2002	23 March 2011
	—	—	2,200	2,200	£20.00	20 March 2005	20 March 2009
			300	300	£20.00	20 March 2005	20 March 2012
JM Urwin	1,762	—	—	1,762	£ 3.00	15 December 1998	15 December 2005
	224	—	—	224	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,500	—	—	1,500	£15.14	17 December 2002	17 December 2009
	1,500	—	—	1,500	£15.00	17 December 2002	23 March 2011
	1,214	—	—	1,214	£15.00	23 March 2004	23 March 2011
	—	—	1,000	1,000	£20.00	20 March 2005	20 March 2009
	—	—	1,500	1,500	£20.00	20 March 2005	20 March 2012
GR Elliott	1,900	—	—	1,900	£15.14	03 January 2003	03 January 2010
	100	—	—	100	£15.00	03 January 2003	23 March 2011
	4,000	—	—	4,000	£15.00	23 March 2004	23 March 2011
BM Rose	—	—	—	—	—	—	—
GK Lockwood . . .	—	—	—	—	—	—	—
D Tate	—	—	—	—	—	—	—

	As at 1 January 2003	Exercised During Period	Granted During Period	As at 30 June 2003	Exercise Price	Date From Which Exercisable	Expiry Date
DJ Carey	2,000	—	—	2,000	£20.00	20 November 2001	20 November 2005
	2,000	—	—	2,000	£15.14	19 November 2002	19 November 2006
AD Milne	1,900	—	—	1,900	£15.14	17 December 2002	17 December 2009
	4,600	—	—	4,600	£15.00	17 December 2002	23 March 2011
	4,900	—	—	4,900	£20.00	20 March 2005	20 March 2009
	100	—	—	100	£20.00	20 March 2005	20 March 2012
	—	—	2,200	2,200	£40.00	01 January 2006	01 January 2010
JRC Reid	3,106	—	—	3,106	£ 3.00	15 December 1998	15 December 2005
	394	—	—	394	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,200	—	—	1,200	£15.14	17 December 2002	17 December 2009
	4,300	—	—	4,300	£15.00	17 December 2002	23 March 2011
	2,200	—	—	2,200	£20.00	20 March 2005	20 March 2009
	300	—	—	300	£20.00	20 March 2005	20 March 2012
	—	—	820	820	£40.00	01 January 2006	01 January 2010
JM Urwin	1,762	—	—	1,762	£ 3.00	15 December 1998	15 December 2005
	224	—	—	224	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,500	—	—	1,500	£15.14	17 December 2002	17 December 2009
	1,500	—	—	1,500	£15.00	17 December 2002	23 March 2011
	1,214	—	—	1,214	£15.00	23 March 2004	23 March 2011
	1,000	—	—	1,000	£20.00	20 March 2005	20 March 2009
	1,500	—	—	1,500	£20.00	20 March 2005	20 March 2012
	—	—	790	790	£40.00	01 January 2006	01 January 2010
GR Elliott	1,900	—	—	1,900	£15.14	03 January 2003	03 January 2010
	100	—	—	100	£15.00	03 January 2003	23 March 2011
	4,000	—	—	4,000	£15.00	23 March 2004	23 March 2011
	—	—	880	880	£40.00	01 January 2006	01 January 2010
BM Rose	—	—			—	—	—
GK Lockwood	—	—			—	—	—
D Tate	—	—			—	—	—
J Germies	—	—			—	—	—

All share options become exercisable on a change in control of the company.

5.5 *Staff number and costs*

The average number of persons employed by the company (including directors) during the periods was as follows:

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
			(number)		
Design and development	37	35	44	42	57
Selling and distribution	17	22	35	31	44
Administration	6	5	7	7	8
	60	62	86	80	109

The aggregate payroll costs of these persons was as follows:

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
		(in thousands of US dollars)			
Wages and salaries	$3,166	$3,324	$4,967	$2,051	$3,639
Social security costs	282	261	362	152	331
Other pension costs	117	180	246	113	168
	$3,565	$3,765	$5,575	$2,316	$4,138

5.6 Interest receivable and similar income

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
		(in thousands of US dollars)			
Bank interest received	$64	$55	$96	$64	$45

5.7 Interest payable and similar charges

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
		(in thousands of US dollars)			
On bank loans and overdrafts	$ 94	$122	$22	—	$53
Finance charges payable in respect of finance leases	8	—	8	3	10
	$102	$122	$30	$ 3	$63

5.8 Taxation

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
		(in thousands of US dollars)			
UK corporation tax:					
Current tax on income for the year/period	—	—	$ 19	—	8
Withholding tax suffered	—	49	42	40	—
R&D tax (credit) in relation to prior year	—	(276)	—	—	—
Deferred tax (credit)/charge in relation to timing differences	—	(3,603)	1,155	449	1,344
	—	$(3,830)	$1,216	$489	$1,352

The current tax charge throughout the period varies from the standard rate of corporation tax in the UK of 30% over the period. The differences are explained below:

	Year Ended 31 December			Six months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Current tax reconciliation:					
(Loss)/profit on ordinary activities before tax	$(2,143)	$(1,111)	$3,628	$1,499	$ 4,157
Current tax at 30%	(643)	(334)	1,089	449	1,247
Effects of:					
Expenses not deductible for tax purposes	—	1	87	—	65
Capital allowances for periods in excess of depreciation	—	(91)	(174)	12	98
Other timing differences	—	(4)	—	—	—
Other	—	(16)	(2)	—	—
Utilisation of tax losses	—	—	(981)	(461)	(1,402)
Tax losses carried forward	643	444	—	—	—
Total current tax charge	—	—	$ 19	—	$ 8

No provision for corporation tax is required due to the availability of tax losses. The gross tax losses are estimated at approximately $9,962,000 at 31 December 2000; $9,504,000 at 31 December 2001; $8,114,000 at 31 December 2002 and amount to $7,653,000 at 30 June 2002 and $3,931,000 at 30 June 2003 and will be carried forward for utilisation against taxable profits in future years.

At 31 December 2001, in accordance with FRS 19, the Company recognised a $3.6 million net deferred tax credit and deferred tax asset, primarily relating to prior year tax losses expected to be realised in the near future. The deferred tax asset recognised in respect of these losses is included within debtors (refer note 5.13). Prior to this date, it was not appropriate to recognise a tax asset as the prospect of the Company generating taxable profits was considered too remote to justify such treatment. The tax asset which was not recognised at this date amounted to $3.0 million.

5.9 Dividends and other appropriations

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Equity shares:					
Participating dividend proposed	—	—	$380	—	—
Non equity shares:					
Dividends accrued at 5% on non-equity shares	—	—	456	243	213
Dividends previously appropriated (refer note 5.21)	—	—	(52)	(52)	—
Additional finance costs of non-equity shares	—	52	—	—	—
Participating dividends proposed	—	—	101	—	—
	—	$ 52	$885	$191	$213

5.10 (Loss)/earnings per share

Basic and diluted (loss)/earnings per share are calculated as follows:

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars, except per share amounts)				
Net (loss)/profit for the financial year/ period ("Basic (loss)/earnings")	$ (2,143)	$ 2,719	$ 2,412	$ 1,010	$ 2,805
Diluted net (loss)/profit for the financial year/period ("diluted (loss)/earnings")	(2,143)	2,719	2,412	1,010	2,805
Weighted average number of ordinary shares in issue	593,664	712,701	699,205	698,571	702,863
Diluted weighted average number of ordinary shares	610,453	773,425	938,165	936,919	942,830
Basic (loss)/earnings per share	(3.61)	3.82	3.45	1.45	3.99
Diluted (loss)/earnings per share	N/A	3.52	2.57	1.08	2.98

In calculating the diluted weighted average number of shares the fair value of ordinary shares (used in calculating the dilutive effect of share options) has been estimated as a weighted average of the actual prices obtained in transactions in the ordinary shares of the Company during the year/ period in question.

The net profit for the financial year end 31 December 2001 given above includes the credit in respect of the deferred tax asset (see note 5.8)

A reconciliation between the weighted average number of ordinary shares and the numbers of diluted shares is given below:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(weighted average number of shares)				
For basic earnings per share	593,664	712,701	699,205	698,571	702,863
Conversion of convertible Preference shares (weighted)	—	25,500	189,946	189,946	189,946
Exercise of share options	16,789	35,224	49,014	48,402	50,021
	610,453	773,425	938,165	936,919	942,830

5.11 Tangible fixed assets

	Plant and Machinery	Computer Hardware and Software	Leased Equipment	Furniture and Fittings	Motor Vehicles	Total
	(in thousands of US dollars)					
Cost:						
At 1 January 2000	$1,658	—	$ 232	$306	—	$2,196
Additions	294	—	—	14	30	338
Exchange adjustment	(125)	—	(17)	(23)	—	(165)
At 31 December 2000	$1,827	—	$ 215	$297	$ 30	$2,369
Asset reclassifications	(854)	1,045	(210)	19	—	—
Additions	726	153	—	20	—	899
Exchange adjustment	(13)	(26)	(5)	(8)	(1)	(53)
At 31 December 2001	$1,686	$1,172	—	$328	$ 29	$3,215
Additions	2,913	496	—	108	—	3,517
Disposals	(62)	(510)	—	(30)	—	(602)
Exchange adjustment	382	123	—	42	3	550
At 31 December 2002	$4,919	$1,281	—	$448	$ 32	$6,680
At 1 January 2002	$1,686	$1,172	—	$328	$ 29	$3,215
Additions	798	189	—	53	—	1,040
Disposals	(12)	—	—	—	—	(12)
Exchange adjustment	122	67	—	20	2	211
At 30 June 2002	$2,594	$1,428	—	$401	$ 31	$4,454
At 1 January 2003	$4,919	$1,281	—	$448	$ 32	$6,680
Additions	860	574	—	274	—	1,708
Disposals	—	—	—	(90)	—	(90)
Exchange adjustment	145	46	—	15	1	207
At 30 June 2003	$5,924	$1,901	—	$647	$ 33	$8,505

	Plant and Machinery	Computer Hardware and Software	Leased Equipment	Furniture and Fittings	Motor Vehicles	Total
	(in thousands of US dollars)					
Depreciation:						
At 1 January 2000	$1,304	—	$ 182	$ 127	—	$1,613
Charge for year	221	—	37	24	—	282
Exchange adjustment	(99)	—	(14)	(9)	—	(122)
At 31 December 2000	$1,426	—	$ 205	$ 142	—	$1,773
Asset reclassifications	(675)	866	(210)	19	—	—
Charge for year	341	147	10	26	7	531
Exchange adjustment	(11)	(21)	(5)	(4)	—	(41)
At 31 December 2001	$1,081	$ 992	—	$ 183	$ 7	$2,263
Charge for year	995	290	—	41	7	1,333
Disposals	(59)	(511)	—	(30)	—	(600)
Exchange adjustment	182	90	—	20	2	294
At 31 December 2002	$2,199	$ 861	—	$ 214	$ 16	$3,290
At 1 January 2002	$1,081	$ 992	—	$ 183	$ 7	$2,263
Charge for period	402	108	—	17	3	530
Disposals	(9)	—	—	—	—	(9)
Exchange adjustment	73	54	—	10	1	138
At 30 June 2002	$1,547	$1,154	—	$ 210	$ 11	$2,922
At 1 January 2003	$2,199	$ 861	—	$ 214	$ 16	$3,290
Charge for period	762	203	—	43	5	1,013
Disposals	—	—	—	(52)	—	(52)
Exchange adjustment	74	27	—	6	—	107
At 30 June 2003	$3,035	$1,091	—	$ 211	$ 21	$4,358
Net book value:						
At 31 December 2000	$ 401	—	$ 10	$ 155	$ 30	$ 596
At 31 December 2001	$ 605	$ 180	—	$ 145	$ 22	$ 952
At 31 December 2002	$2,720	$ 420	—	$ 234	$ 16	$3,390
At 30 June 2002	$1,047	$ 274	—	$ 191	$ 20	$1,532
At 30 June 2003	$2,889	$ 810	—	$ 436	$ 12	$4,147

Included in the total net book value of tangible fixed assets given above are assets held under hire purchase contracts. The net book value of, and depreciation charged in the periods for these assets is given below:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Net book value of assets under hire purchase contracts:					
— Plant and machinery	$ 10	—	$106	$ 87	$ 71
— Computer hardware and software	—	—	98	—	25
— Fixtures & fittings	—	—	32	38	25
	$ 10	—	$236	$125	$121
Depreciation on such assets for the period:					
— Plant and machinery	$ 37	$ 10	$ 11	$ 22	$ 21
— Computer hardware and software	—	—	93	—	76
— Fixtures and fittings	—	—	9	3	8
	$ 37	$ 10	$113	$ 25	$105

5.12 Stocks

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Material stocks	$1,861	$1,966	$5,432	$2,533	$6,441

5.13 Debtors

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Trade debtors	$ 990	$3,447	$5,047	$4,417	$ 9,939
Prepayments and accrued income	197	397	325	598	568
Amounts recoverable under contracts	351	183	298	123	356
Tax recoverable	—	280	—	—	—
Other debtors	281	366	586	314	670
Deferred tax asset	—	3,642	2,790	3,340	1,483
	$1,819	$8,315	$9,046	$8,792	$13,016

All the amounts above fall due within one year except for the deferred tax asset, which may fall due after more than one year.

The elements of deferred tax are as follows:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Difference between accumulated depreciation and capital allowances	—	$ 320	$ 167	$ 348	$ 272
Tax losses	—	3,322	2,623	2,992	1,211
	—	$3,642	$2,790	$3,340	$1,483

No deferred tax asset was recognised as at 31 December 2000 as the company did not then meet the criteria under FRS 19 for recognising an asset.

5.14 Creditors: amounts falling due within one year

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Bank loan	—	—	$ 536	—	$ 1,294
Trade creditors	1,388	2,136	5,148	2,532	7,057
Tax and social security	108	90	180	142	271
Obligations under finance lease and hire purchase contracts	10	—	119	45	122
Accruals and deferred income	341	305	1,172	644	997
Corporation tax	—	—	19	—	28
Dividends payable	—	—	1,006	256	1,031
Accrued dividends	—	—	—	—	217
	$1,847	$2,531	$8,180	$3,619	$11,017

5.15 Creditors: amounts falling due after more than one year

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Due after more than one year but within five years					
Bank loan	—	—	$1,030	—	$1,500
Obligations under hire purchase contracts/finance leases	—	—	167	72	116
	—	—	$1,197	$ 72	$1,616

Analysis of debt

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Debt can be analysed as falling due:					
— In one year or less, or on demand	$ 10	—	$ 655	$ 45	$1,416
— Between one and two years	—	—	655	46	1,408
— Between two and five years	—	—	542	26	208
	$ 10	—	$1,852	$117	$3,032

The bank term loan, denominated in sterling, is repayable in instalments of approximately £65,000 ($107,000) per month, which commenced in December 2002. Interest is payable monthly on a floating rate basis. The loan is secured by a bond and floating charge over the whole assets of the Company.

The maturity of obligations under finance leases and hire purchase contracts is as follows:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Within one year	$ 10	—	$119	$ 45	$122
In the second to fifth years	—	—	167	72	116
	$ 10	—	$286	$117	$238

5.16 Financial instruments

The Company's financial instruments comprise borrowings, cash on short term deposits and held in current accounts and liquid resources, and various items such as trade debtors and trade creditors which arise directly from the Company's operations.

The main purpose of the financial instruments is to finance the Company's operations. It is the Company's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Company's financial instruments are interest rate risk and foreign currency risk. The Company's policy is to manage liquidity risk by maintaining a balance between continuity of funding and flexibility through the use of overdrafts, bank loans, finance leases and hire purchase contracts.

Short term debtors and creditors have been excluded from the disclosures below.

All the Company's financial liabilities and assets as at 30 June 2003 were subject to variable interest rate agreements carrying a margin of 1.5% over UK LIBOR rate. The balance due on such loans at 30 June 2003 was $2,794,000. There are no loans which carry capped or fixed interest rates.

The Company's net funds which are the subject of floating interest rates, excluding finance leases and hire purchase contracts which generally carry fixed interest rates, are summarised below.

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Sterling borrowings	—	—	$(1,566)	—	$(2,794)
Sterling cash deposits	512	2,219	134	1,678	1,010
US dollar cash deposits	257	1,380	6,073	2,601	5,408
Other currencies (cash deposits)	4	58	75	62	82
Cash and deposits	773	3,657	6,282	4,341	6,500
Net funds	$773	$3,657	$ 4,716	$4,341	$ 3,706

Of the total cash balances at 30 June 2003, $3,000,000 was placed in deposit accounts with a weighted average maturity date of one week. All floating rates of interest are based on the current local bank deposit rate for that currency and account type as appropriate.

For all debt, short term assets and liabilities the book values and fair values are the same. The Company does have foreign currency exposure but has not entered into any derivatives or other forward exchange contracts as at 30 June 2003 or at any other period end dates.

5.17 Deferred income

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Advance on levies	$1,355	$950	$468	$739	$152

In September 1997 the Company entered into a joint product development and related service agreement. Under the terms of this agreement the Company received an advance payment of $2.0 million against which royalty deductions are made on sale of products by the Company's customer to a third party. The advance payment is interest free and is not repayable in the event that royalties from future sales are not sufficient to settle the balance.

5.18 Share capital

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
			(number)		
Authorised					
Equity shares					
Ordinary shares of 10p each	798,273	1,068,313	1,068,313	1,068,313	1,068,313
'B' Ordinary shares of 10p each	18,607	18,607	18,607	18,607	18,607
Non equity shares					
Deferred shares of £1 each	296,312	296,312	296,312	296,312	296,312
Cumulative convertible preference shares of £1 each	—	5,509,996	5,509,996	5,509,996	5,509,996
Equity shares			(in thousands of US dollars)		
Ordinary shares of 10p each	$ 120	$ 156	$ 172	$ 163	$ 176
'B' Ordinary shares of 10p each	3	3	3	3	3
Non equity shares					
Deferred shares of £1 each	$ 442	$ 431	$ 477	$ 451	$ 489
Cumulative convertible preference shares of £1 each	—	8,019	8,871	8,399	9,093
	$ 565	$ 8,609	$ 9,523	$ 9,016	$ 9,761

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
			(number)		
Allotted, called up and fully paid					
Equity shares					
Ordinary shares of 10p each	676,264	678,064	684,244	680,064	684,294
'B' Ordinary shares of 10p each	18,607	18,607	18,607	18,607	18,607
Non equity shares					
Deferred shares of £1 each	296,312	296,312	296,312	296,312	296,312
Cumulative convertible preferences shares of £1 each	—	5,318,496	5,318,496	5,318,496	5,318,496
Equity shares			(in thousands of US dollars)		
Ordinary shares of 10p each	$ 102	$ 98	$ 111	$ 104	$ 113
'B' Ordinary shares of 10p each	3	3	3	3	3
Non equity shares					
Deferred shares of £1 each	$ 442	$ 431	$ 477	$ 451	$ 489
Cumulative convertible preference shares of £1 each	—	7,740	8,561	8,106	8,776
	$ 547	$ 8,272	$ 9,152	$ 8,664	$ 9,381

During the year ended 31 December 2000, 165,000 ordinary shares of 10p each were issued for a total consideration of £3,250,500 ($4,929,000) to provide working capital for the continued growth of the company. In addition 1,100 ordinary shares of 10p each were issued for a total consideration of £3,300 ($5,000) in respect of the exercise of employee share options.

During the year ended 31 December 2001, 1,800 ordinary shares of 10p each were issued for a total consideration of £5,400 ($8,000) in respect of the exercise of employee share options. In July 2001, 50,357 ordinary shares of 10p each were issued for a total consideration of £1,409,996 ($2,030,000). On 12 November 2001 5,318,496 cumulative convertible preference shares of £1 each were issued for a consideration of £5,318,496 ($7,658,000). At this time, the company also repurchased 50,357 ordinary shares for an aggregate consideration of £1,409,996 ($2,030,000) funded by the proceeds of the issue of cumulative convertible preference shares. The repurchased ordinary shares were subsequently cancelled.

During the year ended 31 December 2002, 6,180 ordinary shares of 10p each were issued for a total consideration of £66,000 ($99,000) in respect of the exercise of employee share options.

During the six months ended 30 June 2002, 2000 ordinary shares of 10p each were issued for a total consideration of £6,000 ($9,000) in respect of the exercise of employee share options.

During the six months ended 30 June 2003, 50 ordinary shares of 10p each were issued for a total consideration of £750 ($1,000) in respect of the exercise of employee share options.

Shareholders' Rights

The cumulative convertible preference shares carry a right to a fixed cumulative preferential dividend of 5% per annum on the nominal value of those shares and on any accrued dividends in priority to any payment of dividend to the holders of any other class of shares in issue. The dividend accrues on a daily basis from the date of issue of the cumulative convertible preference shares.

In the event of:

(a) an underwritten public offering of the Company's issued share capital (excluding the Deferred Shares) in which:

   (i) the gross proceeds due to the Company (before commission and expenses) exceeds £7,500,000 ($12,377,000); and

   (ii) the price per Ordinary Share (and on the underwritten price of the offering) exceeds £49, subject to adjustment (a "Qualifying Public Offer"); or

(b) the listing or admission to trading of any share capital of the Company or any member of its Group on any recognised stock market or securities exchange (a "Listing"); or

(c) any transaction which results in:

   (i) a change of control of the Company; or

   (ii) the sale, assignment, transfer or other disposal by the Group of all or substantially all of the Group's assets, occurring prior to 21 September 2004,

then the accrued dividends on the cumulative preference shares shall be cancelled and shall not be payable by the Company.

Dividends accrued and payable on cumulative convertible preference shares amounted to $nil at 31 December 2000; $52,000 at 31 December 2001; $1,006,000 at 31 December 2002; and $256,000 at 30 June 2002 and $1,248,000 at 30 June 2003. In the event of a Qualifying Public Offer, $217,000 of accrued dividend at 30 June 2003 will not be payable.

Subject to payment of accrued and payable dividends on the cumulative convertible preference shares, a participating cumulative cash dividend equal to 20% of the net profit for the financial year is payable to the holders of the ordinary shares, B ordinary shares and the cumulative convertible preference shares.

Deferred shares have no rights to dividends. In the event of a Qualifying Public Offer or Listing the Company will either leave the deferred shares in place, or enter into a buy back arrangement pursuant to section 164 Companies Act.

The holders of cumulative convertible preference shares are entitled at any time to convert all or any such shares into fully paid ordinary shares on the basis of notionally aggregating the nominal value of such shares in order to subscribe for ordinary shares at a price per ordinary share which is currently £28. The directors may effect conversion in such manner as they may determine, including by consolidating the cumulative convertible preference shares into one undesignated share and sub-dividing each consolidated share into shares of 10 pence each which shall be re-designated as ordinary shares and non-voting deferred shares. The cumulative convertible preference shares will be converted into ordinary shares automatically on the occurrence of a Qualifying Public Offer or Listing as provided for in the articles of association.

The 'B' Ordinary Shares shall be converted into ordinary shares at the rate of one ordinary share for each one 'B' Ordinary Share in the event of a Listing, as provided for in the articles of association. The directors may however determine to effect conversion, on a similar basis, by redeeming the 'B' Ordinary Shares at a price equal to the subscription price paid or they can convert by means of consolidating the 'B' ordinary shareholding and then subdividing into ordinary shares at the applicable conversion rate of one ordinary share for every one 'B' ordinary share. Any balance shall be re-designated as 'A' deferred shares.

On a return of assets on liquidation or otherwise, the assets available for distribution to its members shall first be applied in paying to the cumulative convertible preference shareholders the nominal value of the issued and outstanding convertible preference shares plus any accrued dividends whether or not such dividend has been earned or declared. Secondly, the assets shall be applied in paying to the deferred shareholders as a class 114p per share. Thirdly, the assets shall be applied in paying to the holders of ordinary and B Ordinary Shares a sum equal to £28 per share. Fourthly, the assets shall be applied in paying to the holders of ordinary, 'B' ordinary and cumulative convertible preference shares the balance of assets available for distribution pari passu.

The cumulative convertible preference shares shall be redeemed by the company on the fourth anniversary of the date of issue of the shares at an amount equal to the nominal value of the shares plus accrued dividends thereon. There are also events, specified in the articles of association, which can result in the early redemption of these shares.

Options

The company's directors and employees have been granted options over ordinary shares under employee share option schemes as follows:

	First Executive Scheme	Second Executive Scheme	EMI Scheme
		(number)	
At 1 January 2000	22,286	51,580	—
Cancelled	—	(19,280)	—
Exercised	(1,100)	—	—
Granted	34,720	15,170	—
Lapsed	(7,220)	(1,450)	—
At 31 December 2000	48,686	46,020	—
Cancelled	—	(29,060)	—
Exercised	(1,800)	—	—
Granted	2,650	3,000	36,274
Lapsed	(2,230)	(3,320)	—
At 31 December 2001	47,306	16,640	36,274
Exercised	(2,200)	(3,880)	(100)
Granted	—	16,700	14,150
Lapsed	(100)	(50)	(200)
At 31 December 2002	45,006	29,410	50,124
At 1 January 2002	47,306	16,640	36,274
Exercised	(2,000)	—	—
Granted	—	16,700	14,150
Lapsed	—	—	—
At 30 June 2002	45,306	33,340	50,424
At 1 January 2003	45,006	29,410	50,124
Exercised	(50)	—	—
Granted	—	12,830	1,550
Lapsed	(450)	—	(100)
At 30 June 2003	44,506	42,240	51,574

The above options are held under executive share option schemes and are exercisable between 15 December 1998 and 3 June 2013 at prices ranging between £3.00 and £40.00 per share. The directors' interests in share options are set out in note 5.4.

5.19 Share Premium Account

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
		(in thousands of US dollars)			
At beginning of period	$ 9,790	$13,579	$ 12,353	$ 12,353	$ 95
Premium on new shares issued during period	4,908	2,030	98	9	1
Issue costs	(335)	(876)	—	—	—
Redemption of shares	—	(2,023)	—	—	—
Transfer to profit and loss account reserve	—	—	(12,266)	(12,266)	—
Exchange adjustment	(784)	(357)	(90)	(96)	2
At end of period	$13,579	$12,353	$ 95	—	$ 98

The Court of Session on 13 June 2002 approved the cancellation of the share premium account at that time enabling a transfer to the profit and loss account.

The shares redeemed in the year ended 31 December 2001 were redeemed out of the proceeds of a new issue of shares, set out in note 5.18 above.

5.20 Profit and loss account

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
At beginning of period	$(10,971)	$(12,279)	$(9,216)	$(9,216)	$5,058
(Loss)/profit for the period	(2,143)	2,667	1,527	819	2,592
Appropriation from equity to non-equity included therein (note 5.21)	—	52	(52)	(52)	—
Transfer from share premium account	—	—	12,266	12,266	—
Exchange adjustment	835	344	533	287	190
At end of period	$(12,279)	$ (9,216)	$ 5,058	$ 4,104	$7,840

5.21 Reconciliation of movements on shareholders' (deficits)/funds

	Year Ended 31 December 2000	Year Ended 31 December					
		2001			2002		
	Total	Equity	Non-equity	Total	Equity	Non-equity	Total
	(in thousands of US dollars)						
(Loss)/profit for the financial period	$(2,143)	$ 2,667	—	$ 2,667	$1,527	—	$ 1,527
Proceeds from share issue, net of issue costs	4,599	2,039	6,782	8,821	99	—	99
Redemption of shares	—	(2,030)	—	(2,030)	—	—	—
Additional finance cost of non-equity appropriated from/to equity interests	—	—	52	52	—	(52)	(52)
Exchange adjustment	(36)	27	73	100	118	(6)	112
Net addition to shareholders' (deficit)/funds	2,420	2,703	6,907	9,610	1,744	(58)	1,686
Opening shareholders' (deficit)/ funds	(619)	1,405	442	1,847	4,071	7,338	11,409
Retranslation of opening shareholders' (deficit)/funds to closing rates	46	(37)	(11)	(48)	431	779	1,210
Closing shareholders' funds	$ 1,847	$ 4,071	$7,338	$11,409	$6,246	$8,059	$14,305

	Six Months Ended 30 June					
	2002			2003		
	Equity	Non-equity	Total	Equity	Non-equity	Total
	(in thousands of US dollars)					
Profit for the period	$ 819	—	$ 819	$2,592	—	$ 2,592
Proceeds from share issue, net of issue costs	9	—	9	1	—	1
Additional finance cost of non-equity transferred back to equity interests	—	(52)	(52)	—	—	—
Exchange adjustment	45	(3)	42	62	—	62
Net addition to shareholders' funds	873	(55)	818	2,655	—	2,655
Opening shareholders' (deficit)/funds	4,071	7,338	11,409	6,246	8,059	14,305
Retranslation of opening shareholders' funds to closing rates	193	348	541	156	203	359
Closing shareholders' funds	$5,137	$7,631	$12,768	$9,057	$8,262	$17,319

All movements in 2000 relate to equity shareholders' funds.

In the year ended 31 December 2001, the cumulative dividends attributable to the convertible preference shares were appropriated to non-equity shareholders' funds as required by Financial Reporting Standard 4, as the Company did not have distributable reserves to pay these dividends. There was a reversal of this appropriation in the year ended 31 December 2002 as sufficient distributable reserves arose.

5.22 Pensions

During the year ended 31 December 2002 the Company established a defined contribution pension scheme. The pension cost charge for the period represents contributions payable by the Company to the scheme and amounted to \$3,000 for the year ended 31 December 2002 and \$20,000 for the six months ended 30 June 2003. Contributions of \$nil at 31 December 2002 and \$8,000 at 30 June 2003 were payable to the scheme and are included within creditors.

The Company also operates a pension scheme providing benefits based on final pensionable pay, contributions being charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Company. During the year ended 31 December 2002 this scheme was closed to new entrants.

The contributions for the defined benefit scheme are determined by a qualified actuary on the basis of triennial valuations using the projected unit method. The most recent valuation was at 2 January 2001. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments (7.0% p.a.) and the rate of increase in salaries (5.0% p.a.) and pensions (5.0% p.a.).

The most recent valuation showed that the market value of the scheme's assets was £2,774,400 (\$4,144,000) at 2 January 2001. This represented 116.8% of the benefits that had accrued to members, after allowing for expected future increases in earnings. A bulk transfer from a previous scheme was received after the valuation date. The valuation allowed both for the transferred liabilities and the discounted value of the transferred assets. The future contributions of the Company and employees will be 7.6% and 6.0% of earnings respectively.

The pension charges for the years ended 31 December 2000, 2001 and 2002 were \$117,000, \$180,000 and \$243,000 respectively and for the six months to 30 June 2002 was \$113,000 (six months to 30 June 2003: \$148,000).

Whilst the Company continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 'Accounting for Pensions costs', under FRS 17 'Retirement benefits' the following transitional disclosures are required.

Although the most recent full actuarial valuation was as at 2 January 2001, the actuary has estimated the liabilities of the scheme as at 31 December 2000, 2001 and 2002 and as at 30 June 2002 and 30 June 2003 to take account of the requirements of FRS 17, based on this valuation. Scheme assets are stated at their market value at 31 December 2000, 2001 and 2002 and as at 30 June 2002 and 30 June 2003. The major financial assumptions used to calculate scheme liabilities under FRS 17 are:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
Valuation method	Projected unit	Projected unit	Projected unit	Projected unit	Projected unit
Rate of increase in salaries	4.25%	4.25%	4.25%	4.25%	4.25%
Rate of increase in pensions in payment	5.00%	5.00%	5.00%	5.00%	5.00%
Discount rate	6.06%	5.87%	5.75%	5.78%	5.28%
Inflation assumption	2.60%	2.60%	2.50%	2.75%	2.70%

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to timescales covered, may not necessarily be borne out in practice.

Scheme assets

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain were:

	Long Term Rates of Return Expected at 31 December 2000, 2001 and 2002	Value at 31 December		
		2000	2001	2002
		(in thousands of US dollars)		
Equities	7.5%	$ 4,144	$ 4,026	$ 3,674
Other—property	4.0%	—	33	84
Total market value of assets		4,144	4,059	3,758
Present value of scheme liabilities		(3,951)	(4,797)	(6,396)
Surplus/(deficit) in the scheme		193	(738)	(2,638)
Related deferred tax (liability)/ asset		(58)	221	791
Net pension asset/(liability)		$ 135	$ (517)	$(1,847)

	Long Term Rates of Return Expected at 30 June 2002	Value at 30 June 2002	Long Term Rates of Return Expected at 30 June 2003	Value at 30 June 2003
		(in thousands of US dollars)		(in thousands of US dollars)
Equities	7.5%	$ 3,980	7.5%	$ 4,304
Other—property	4.0%	—	4.0%	$ 53
Total market value of assets		$ 3,980		$ 4,357
Present value of scheme liabilities		$(5,469)		$(8,055)
Deficit in the scheme		$(1,489)		$(3,698)
Related deferred tax asset		$ 447		$ 1,109
Net pension liability		$(1,042)		$(2,589)

The amount of this net pension liability would have a consequential effect on reserves.

The movement in deficit in the periods was as follows:

	As at 31 December		As at 30 June	
	2001	2002	2002	2003
	(in thousands of US dollars)			
Surplus/(deficit) in scheme at beginning of period	$ 193	$ (738)	$ (738)	$(2,638)
Current service cost	(248)	(359)	(159)	(290)
Contributions paid	209	222	117	130
Gains and losses on any settlements or curtailments	—	110	—	—
Other finance income	76	26	23	(40)
Actuarial loss	(965)	(1,821)	(695)	(789)
Exchange adjustment	(3)	(78)	(37)	(71)
Deficit in the scheme at end of period	$(738)	$(2,638)	$(1,489)	$(3,698)

If FRS 17 had been fully adopted, the pension costs for the defined benefit scheme would have been:

Analysis of other pension costs charges in arriving at operating profit

	As at 31 December		As at 30 June	
	2001	2002	2002	2003
	(in thousands of US dollars)			
Current service cost	$248	$ 359	$159	$290
Gains/losses on any settlements or curtailments	—	(110)	—	—
	$248	$ 249	$159	$290

Analysis of amounts included in other finance income/costs:

	As at 31 December		As at 30 June	
	2001	2002	2002	2003
	(in thousands of US dollars)			
Expected return on pension scheme assets	$ 314	$ 325	$ 162	$ 143
Interest on pension scheme liabilities	(238)	(299)	(139)	(183)
	$ 76	$ 26	$ 23	$ (40)

Analysis of amounts recognised in statement of total recognised gains and losses:

	As at 31 December		As at 30 June	
	2001	2002	2002	2003
	(in thousands of US dollars)			
Actual return less expected return on scheme assets	$(669)	$(1,449)	$(662)	$ 120
Percentage of year/period end scheme assets	16.5%	38.6%	16.6%	2.8%
Experience gains and losses arising on scheme liabilities	$ 10	$ (190)	$ 221	$ (8)
Percentage of present value of year/period end scheme liabilities	0.2%	3.0%	4.0%	0.1%
Changes in assumptions underlying the present value of scheme liabilities	$(306)	$ (182)	$(254)	$(901)
Percentage of present value of year/period end scheme liabilities	6.4%	2.8%	4.7%	11.2%
Actuarial loss recognised in statement of total recognised gains and losses	$(965)	$(1,821)	$(695)	$(789)

5.23 Notes to cash flow statements

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Returns on investment and servicing of finance					
Interest received	$ 64	$ 55	$ 96	$ 64	$ 45
Interest paid	(94)	(122)	(22)	(3)	(53)
Interest element of finance lease payments	(8)	—	(8)	—	(10)
	$ (38)	$ (67)	$ 66	$ 61	$ (18)
Financing					
Proceeds of ordinary share capital issue	$4,934	$ 8,821	$ 99	$ 9	—
Expenses paid in connection with share issue	(335)	—	—	—	—
Bank term loan received	—	—	1,503	—	1,611
Bank term loan repayment	—	—	(42)	—	(449)
Redemption of shares	—	(2,030)	—	—	—
Capital element of finance lease payments	(38)	(10)	(66)	(17)	(55)
	$4,561	$ 6,781	$1,494	$ (8)	$1,107

5.24 Analysis of changes in net (debt)/funds

	Cash at Bank	Bank Overdraft	Bank Term Loan	HP Contracts and Finance Leases	Net (Debt)/Funds
		(in thousands of US dollars)			
At 1 January 2000	$ 564	$(1,826)	—	$ (50)	$(1,312)
Cash flows	224	1,826	—	38	2,088
Exchange adjustments	(15)	—	—	2	(13)
At 31 December 2000	$ 773	—	—	$ (10)	$ 763
Cash flows	2,862	—	—	10	2,872
Exchange adjustments	22	—	—	—	22
At 31 December 2001	$3,657	—	—	—	$ 3,657
Cash flows	1,676	—	(1,460)	66	282
Other non cash changes	—	—	—	(334)	(334)
Exchange adjustments	949	—	(106)	(18)	825
At 31 December 2002	$6,282	—	$(1,566)	$(286)	$ 4,430
At 1 January 2002	$3,657	—	—	—	$ 3,657
Cash flows	296	—	—	18	314
Other non cash changes	—	—	—	(129)	(129)
Exchange adjustments	388	—	—	(6)	382
At 30 June 2002	$4,341	—	—	$(117)	$ 4,224
At 1 January 2003	$6,282	—	$(1,566)	$(286)	$ 4,430
Cash flows	(168)	—	(1,162)	55	(1,275)
Exchange adjustments	386	—	(66)	(7)	313
At 30 June 2003	$6,500	—	$(2,794)	$(238)	$ 3,468

5.25 Commitments

Commitments under operating leases payable in the next year are as follows:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
On leases which expire within one year:					
Property	—	—	$ 29	$ 23	$28
Other leases	9	—	10	—	—
	$ 9	—	$ 39	$ 23	$28
On leases which expire in two to five years:					
Property	—	—	$180	$ 41	$195
Other leases	—	22	26	23	38
	—	$ 22	$206	$ 64	$233
On leases which expire after five years:					
Property	$105	$102	—	$107	—
Other leases	—	—	—	—	—
	105	102	—	107	—
Total commitments under operating leases	$114	$124	$245	$194	$261

Capital commitments at the end of each period, relating to test equipment, for which no provision has been made, are as follows:

	As at 31 December			As at 30 June	
	(in thousands of US dollars)				
Contracted	—	—	—	$213	$607

5.26 Contingent liabilities

As described further in paragraph 18.1 of Part VII "Additional Information", on 9 October 2003 the Company was advised that a legal claim had been filed by one of its US competitors claiming infringement of two of its patents. At this time, the Board is assessing the claim but believes the claim does not have merit. The Company has not received any notice of any fixed amount of damages being claimed and, having taken legal advice, the Board does not consider that any provision is appropriate.

5.27 Post balance sheet events

In September 2003 the Company entered into a £9.0 million (approximately $14.9 million) loan agreement with Bank of Scotland to finance the acquisition of its new head office. The loan bears interest at the rate of 1.5% per annum over base rate. The loan is repayable quarterly over 20 years, with a two year moratorium on repayments. The loan is secured by a floating charge and a standard security over the property, which was purchased on 4 September 2003 for £9.0 million (approximately $14.9 million) excluding any taxes and expenses payable.

As set out in Part VII of this document, on 3 October 2003 a number of ordinary and special shareholder resolutions were passed at an extraordinary general meeting of the Company. The purpose of these resolutions (the "Resolutions") was to make certain changes to the share capital of the Company in preparation for the Company's admission to the Official List of the UKLA and to trading on the London Stock Exchange plc's market for listed securities ("Admission"). The Resolutions were passed conditional upon Admission occurring. In addition, immediately prior to Admission the Company will carry out a share split of its issued and unissued ordinary shares.

Accordingly, immediately prior to, and conditionally upon, Admission, the following changes will become effective to the share capital of the Company:

- 2,686,627 authorised but unissued ordinary shares of £0.10 each will be cancelled;
- each of the other issued and unissued ordinary shares of £0.10 each in the Company will be split into 100 Ordinary Shares of 0.1p each;
- the 18,607 B Ordinary Shares will be converted into 1,860,700 Ordinary Shares;
- the 296,312 Deferred Shares in issue will be bought by the Company for an aggregate of £337,808 and then cancelled;
- the 5,318,496 Preference Shares in issue will be converted into 18,994,627 Ordinary Shares;
- the 191,500 authorised but unissued Preference Shares will be cancelled, and
- all of the non-voting deferred shares arising on the conversion of the Preference Shares will be bought back for an aggregate of £0.10 and then cancelled.

Accordingly, the total issued share capital of the Company immediately prior to Admission (assuming no revocation of applications for shares by employees under the Employee Offer) will be 89,689,700 ordinary shares of 0.1p each.

Further options over 35,550 (assuming that the capital reorganisation described above does occur) Existing Ordinary shares were granted to the directors and employees on 14 August 2003. Details of these options (and previous share option awards) are set out in Part VII of these Listing Particulars. The estimated employer's national insurance liability relating to these options and previously awarded share options under unapproved schemes, based on the Offer Price, will be approximately £● ($●), and will be payable by the Company. This will not be payable until the options are exercised.

Yours faithfully

KPMG Audit Plc

PART VI

PRO FORMA STATEMENT OF NET ASSETS

KPMG Audit Plc

Saltire Court
20 Castle Terrace
Edinburgh EH1 2EG
United Kingdom

The Directors
Wolfson Microelectronics plc
Lutton Court
20 Bernard Terrace
Edinburgh
EH8 9NX

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London
E14 5LF

● October 2003

Dear Sirs

Wolfson Microelectronics plc

We report on the pro forma statement of net assets set out in Part VI of the Listing Particulars dated ● October 2003, which has been prepared, for illustrative purposes only, to provide information about how the proposed offer might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of Wolfson Microelectronics plc to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board of the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the Directors of Wolfson Microelectronics plc.

Our work has not been carried out in accordance with auditing or other standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

- the pro forma statement of net assets has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of Wolfson Microelectronics plc; and
- the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

KPMG Audit Plc

Unaudited pro forma statement of net assets of Wolfson Microelectronics plc

The following is an illustrative and unaudited pro forma statement of the net assets of Wolfson Microelectronics plc which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the offering as if it had taken place on 30 June 2003. This statement has been prepared for illustrative purposes only and because of its nature may not give a true picture of the financial position of Wolfson Microelectronics plc following the offering.

	Net Assets[1]	Adjusted for the Offering[2]	Pro forma Net Assets
	(in thousands of US dollars)		
Fixed assets			
Tangible assets	$ 4,147	—	4,147
Current assets			
Stocks	6,441	—	6,441
Debtors	13,016	—	13,016
Cash at bank and in hand	6,500	37,100	43,600
Creditors: amounts due within one year	(11,017)	—	(11,017)
Net current assets	14,940	37,100	52,040
Creditors: amounts due after more than one year	(1,616)	—	(1,616)
Deferred income	(152)	—	(152)
Net assets	$ 17,319	37,100	54,419

Notes:

(1) The net assets have been extracted without material adjustment from the audited interim results of Wolfson Microelectronics plc as at 30 June 2003.

(2) The minimum that is expected to be raised under the offering is $41.2 million. Expenses associated with the offering are estimated at $4.1 million, resulting in a net cash inflow of $37.1 million. For the purposes of this pro forma statement all data is stated using an exchange rate as at 30 June 2003 of £1: $1.6502.

(3) In September 2003 Wolfson Microelectronics plc entered into a £9.0 million (approximately $14.9 million) term loan arrangement with the Bank of Scotland to finance the acquisition of its new office facility in Edinburgh. If this had taken place by 30 June 2003 this would have had the effect of increasing Wolfson Microelectronics plc's creditors due after more than one year by £9.0 million (approximately $14.9 million), while increasing the tangible fixed assets of Wolfson Microelectronics plc by a similar amount. This is not an adjustment to the proforma statement of net assets given above as it does not relate to the offering which is the subject of these Listing Particulars.

(4) No account has been taken of Wolfson Microelectronics plc's trading since 30 June 2003.

PART VII

ADDITIONAL INFORMATION

1. Responsibility

The Directors, whose names appear on page viii of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. The Company and its Subsidiaries

2.1 The Company was incorporated on 26 September 1984 under the Companies Act 1948 to 1981 as a private company limited by shares and registered in Scotland with number SC089839 and under the name WMI Electronics Limited. The Company changed its name to Wolfson Microelectronics Limited on 5 November 1984. On 28 October 2002, Wolfson Microelectronics Limited was re-registered as a public limited company under Section 43 of the Companies Act and changed its name to Wolfson Microelectronics plc. The Company is the holding company of the Group.

2.2 The registered and head office of the Company is at Lutton Court, 20 Bernard Terrace, Edinburgh EH8 9NX.

2.3 The following are the subsidiary undertakings of the Company, each of which is ultimately wholly owned by the Company:

Name and place of incorporation	Registered office	Issued capital	Nature of business
Wolfson Microelectronics, Inc. (Delaware, US)	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware USA	100 shares of common stock of $0.01 each	Sales office
Wolfson Products Limited (England and Wales)	Alder Castle 10 Noble Street London EC2V 7QJ	100 ordinary shares of £1.00 each	Dormant

3. Share Capital

3.1 The authorised, issued and fully paid share capital of the Company as at the date of this document, is as follows:

	Authorised		Issued	
	Number	Nominal value (pounds sterling)	Number	Nominal value (pounds sterling)
ordinary shares of £0.10 each	1,068,313	£106,831.30	688,344	£68,834.40
B Ordinary Shares	18,607	1,860.70	18,607	1,860.70
Preference Shares	5,509,996	5,509,996.00	5,318,496	5,318,496.00
Deferred Shares	296,312	296,312.00	296,312	296,312.00

3.2 The authorised, issued and fully paid share capital of the Company, as it is expected to be immediately following Admission, is as follows (assuming no revocation of applications for Ordinary Shares by employees under the Employee Offer):

	Authorised		Issued	
	Number	Nominal value (pounds sterling)	Number	Nominal value (pounds sterling)
Ordinary Shares	125,000,000	£125,000.00	•	£•

3.3 The following grants of authority to allot shares and changes to the share capital of the Company have taken place during the three years preceding the date of this document:

(a) from 10 September 2000 to 28 February 2001, the Company issued 1,400 ordinary shares of £0.10 each to a number of allottees at a price of £3.00 per share pursuant to the Share Schemes;

(b) on 2 August 2001, pursuant to ordinary resolutions and special resolutions passed at the annual general meeting of the Company:

 (i) the authorised share capital was increased from £378,000 to £384,300 by the creation of an additional 63,000 ordinary shares of £0.10 each;

 (ii) the Directors were given section 80 Companies Act authority in relation to the allotment of up to 63,000 ordinary shares of £0.10 each and shares pursuant to the exercise of any options over equity securities granted by the Company prior to the passing of the resolution; such authority (unless previously revoked, varied or renewed) expiring on the earlier of 15 months after the passing of the resolution or the conclusion of the annual general meeting of the Company held in 2002; and

 (iii) the Directors were empowered pursuant to Section 95(1) of the Companies Act to allot the shares referred to in (ii) above for cash as if the pre-emption provisions contained in section 89 of the Companies Act or the articles of association of the Company did not apply to such issue and allotment;

(c) on 2 August 2001 the Company issued 50,357 ordinary shares of £0.10 each to Sanyo Semiconductor at a price of £28.00 per share pursuant to a subscription deed dated 9 July 2001;

(d) on 12 November 2001, pursuant to ordinary resolutions and special resolutions passed at an extraordinary general meeting of the Company:

 (i) the authorised share capital was increased from £384,300 to £5,915,000 by the creation of 5,509,996 cumulative convertible preference shares of £1.00 each and 207,040 ordinary shares of £0.10 each;

 (ii) the Directors were given section 80 Companies Act authority in relation to the allotment of up to 5,509,996 Preference Shares and ordinary shares of £0.10 each pursuant to the exercise of any options over equity securities granted by the Company prior to the passing of the resolution; such authority (unless previously revoked, varied or renewed) expiring on the earlier of 15 months after the passing of the resolution or on conclusion of the annual general meeting of the Company held in 2002; and

 (iii) the Directors were empowered pursuant to section 95(1) of the Companies Act to allot the shares referred to in (ii) above for cash as if the pre-emption provisions contained in section 89 of the Companies Act or in the articles of association of the Company did not apply to any such issue and allotment;

(e) on 12 November 2001, the Company issued 5,318,496 Preference Shares to a number of allottees (including 50,000 Preference Shares to BHD Venture Partners Nominees Limited, a nominee company holding shares for certain partners and ex-partners in Hale and Dorr) at a price of £1.00 per Preference Share;

(f) also on 12 November 2001, the Company re-purchased 50,357 ordinary shares of £0.10 each from Sanyo Semiconductor for a consideration of £1,409,996 pursuant to the terms of a share buy back contract entered into by the Company and Sanyo Semiconductor;

(g) on 17 April 2002 at an extraordinary general meeting of the Company a resolution was passed reducing the share premium account of the Company by £8,492,790; the Court of Session confirmed the share premium account by an order of the court on 13 June 2002 which was registered with Companies House on 14 June 2002; and

(h) from 14 January 2001 to 17 September 2003, the Company issued: 5,500 ordinary shares of £0.10 each to a number of allottees at a price of £3.00 per share; 2,150 ordinary shares of £0.10 each at a price of £15.14 per share; 70 ordinary shares of £0.10 each at a price of £19.70 per share; 2,100 ordinary shares of £0.10 each at a price of £20.00 per share; 1,800 ordinary shares of £0.10 each at a price of £25.00 per share; and 160 ordinary shares of £0.10 each at a price of £29.02 per share, each pursuant to the Share Schemes.

3.4 On 3 October 2003 a number of ordinary and special shareholder resolutions were passed at an extraordinary general meeting of the Company. The purpose of these resolutions (the "Resolutions") was to make certain changes to the share capital of the Company in preparation for Admission. The Resolutions were passed conditional upon Admission occurring. In addition, immediately prior to Admission the Company will carry out a share split of its issued and unissued ordinary shares.

Accordingly, immediately prior to, and conditionally upon, Admission, the following changes will become effective to the share capital of the Company:

- 2,686,627 authorised but unissued ordinary shares of £0.10 each will be cancelled;
- each of the other issued and unissued ordinary shares of £0.10 each in the Company will be split into 100 Ordinary Shares of 0.1p each;
- the 18,607 B Ordinary Shares will be converted into 1,860,700 Ordinary Shares;
- the 296,312 Deferred Shares in issue will be bought by the Company for an aggregate of £337,808 and then cancelled;
- the 5,318,496 Preference Shares in issue will be converted into 18,994,627 Ordinary Shares;
- the 191,500 authorised but unissued Preference Shares will be cancelled, and
- all of the non-voting deferred shares arising on the conversion of the Preference Shares will be bought back for an aggregate of £0.10 and then cancelled.

3.5 As at the date of this document, the following options over Ordinary Shares (assuming that the capital reorganisation upon Admission has occurred, as described above) remained outstanding:

Date of Grant	No of Ordinary Shares	Exercise Price per Ordinary Share (in pounds sterling)	Date from which Exercisable	Expiry Date
15 December 1995 ...	770,800	£0.03	15 December 1998	15 December 2005
31 January 1996	97,800	0.03	31 January 1999	31 January 2006
18 August 1997	360,000	0.25	18 August 2000	18 August 2004
18 August 1997	400,000	0.25	18 August 2000	18 August 2007
5 September 1997	24,000	0.29	5 September 2000	5 September 2004
5 September 1997	112,000	0.29	5 September 2000	5 September 2007
19 November 1999 ...	30,000	0.15	19 November 2002	19 November 2006
19 November 1999 ...	570,000	0.15	19 November 2002	19 November 2009
17 December 1999 ...	1,940,000	0.15	17 December 2002	17 December 2006
17 December 1999 ...	873,000	0.15	17 December 2002	17 December 2009
3 January 2000	10,000	0.15	3 January 2003	3 January 2007
3 January 2000	190,000	0.15	3 January 2003	3 January 2010
1 June 2000	100,000	0.15	1 June 2003	1 June 2007
7 September 2000	1,018,000	0.19	7 September 2003	7 September 2007
7 September 2000	1,172,000	0.19	7 September 2003	7 September 2010
2 March 2001	150,000	0.15	2 March 2004	2 March 2008
2 March 2001	50,000	0.15	2 March 2004	2 March 2011
23 March 2001	100,000	0.15	23 March 2004	23 March 2008
23 March 2001	165,000	0.15	23 March 2004	23 March 2011
23 March 2001	20,000	0.15	19 November 2002	23 March 2011
23 March 2001	1,918,000	0.15	17 December 2002	23 March 2011
23 March 2001	10,000	0.15	3 January 2003	23 March 2011
23 March 2001	958,000	0.19	7 September 2003	23 March 2011
23 March 2001	721,400	0.15	23 March 2004	23 March 2011
28 September 2001 ...	50,000	0.15	28 September 2004	28 September 2008
20 March 2002	1,520,000	0.20	20 March 2005	20 March 2009
20 March 2002	1,365,000	0.20	20 March 2005	20 March 2012
12 June 2002	145,000	0.20	12 June 2005	12 June 2009
1 January 2003	758,000	0.40	1 January 2006	1 January 2010
25 April 2003	525,000	0.40	25 April 2006	25 April 2010
3 June 2003	155,000	0.40	3 June 2006	3 June 2013
14 August 2003	2,637,500	0.75	14 August 2006	14 August 2010
14 August 2003	917,500	0.75	14 August 2006	14 August 2013
1 September 2003	30,000	0.75	1 September 2006	1 September 2013
17 September 2003 ...	125,000	0.75	17 September 2006	17 September 2010

Of the above options, 4,400,600 were granted under the First Scheme and 9,492,500 under the Second Scheme and 6,094,900 under the EMI Scheme.

Of options granted on 19 November 1999, 17 December 1999, 3 January 2000, 7 September 2000 and 23 March 2001 a total of 5,812,000 Ordinary Shares comprising those options are subject to parallel option arrangements, whereby the options granted under the EMI Scheme on 23 March 2001 were granted on the basis that optionholders may only exercise one of the options comprising such parallel arrangements but not both.

3.6 As at the date of this document, the following categories of persons had preferential subscription rights for portions of the Company's share capital by virtue of their holdings of options:

Optionholder	Number of options
Current Directors	7,049,000
Other employees	12,939,000

Of the 7,049,000 options granted to Directors, a total of 2,100,000 Ordinary Shares comprising those options are subject to parallel option arrangements, whereby corresponding options were granted under the EMI scheme on 23 March 2001 on the basis that optionholders may only exercise one of the options comprising such parallel arrangement but not both. Of the 12,939,000 options granted to other employees, a total of 3,712,000 Ordinary Shares comprising those options are subject to the same parallel option arrangements as those applicable to Directors.

3.7 Section 89 of the Companies Act confers on the holders of Ordinary Shares rights of pre-emption in respect of equity securities (as defined in section 94(2) of the Companies Act) of the Company issued for cash and applies to the balance of the authorised but unissued share capital of the Company to the extent not disapplied as referred to in paragraph 3.8 below.

3.8 By ordinary resolutions and special resolutions of the Company passed on 3 October 2003, at an extraordinary general meeting of the Company (conditional upon Admission):

(a) the Articles were adopted;

(b) each ordinary share of £0.10 each in the Company was subdivided into 100 Ordinary Shares;

(c) the Directors were authorised generally and unconditionally pursuant to section 80 of the Companies Act (in substitution for all other authorities pursuant to section 80 of the Companies Act) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Companies Act) but limited to the allotment of:

(i) shares pursuant to the exercise of any options over equity securities granted by the Company prior to the passing of the resolution;

(ii) relevant securities in connection with the Offer including the Over-allotment Option and the Employee Offer up to a maximum nominal amount of £50,000;

(iii) the allotment of Ordinary Shares on Admission to the persons who were holders of Deferred Shares prior to the buy-back of those Deferred Shares (as described in 3.4(d) above), up to a maximum nominal amount of £200 (the "Deferred Share Issue");

(iv) up to an aggregate nominal amount of the lesser of: (x) the unissued share capital of the Company immediately following completion of the allotment of the Ordinary Shares in connection with the Offer including the Over-allotment Option, the Deferred Share Issue and the Employee Offer, and the exercise of any share options issued by the Company prior to the passing of the resolution (the "**Proposals**"); and (y) the amount which represents one-third of the nominal amount of the issued ordinary share capital of the Company immediately following completion of the Proposals plus the nominal amount required to be reserved for the grant of options over relevant securities and the allotment of shares on the exercise thereof under any option scheme or schemes approved by the Shareholders,

such authority (unless previously revoked, varied or renewed) shall expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the annual general meeting of the Company to be held in the calendar year 2004, provided that the Company may before such expiry make an offer, agreement or other arrangement which would or might require any such

relevant securities to be allotted after such expiry and the Directors may allot such relevant securities pursuant to any such offer, agreement or other arrangement as if the authority thereby conferred had not expired;

(d) the Directors were generally empowered to allot equity securities (within the meaning of section 94(2) of the Companies Act) of the Company (in substitution for all other authorities pursuant to section 95 of the Companies Act) for cash pursuant to the authority referred to in sub-paragraph (c) above as if section 89(1) of the Companies Act or any pre-emption provisions contained in the Articles did not apply to any such allotment, provided that this power is limited to:

(i) the allotment of the Ordinary Shares in connection with the Proposals;

(ii) the grant of options over equity securities and the allotment of shares on exercise thereof under any option scheme or schemes approved by the Shareholders;

(iii) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as may be) to their then holdings of such securities, but subject to the Directors having the right to make such exclusions or other arrangements in connection with such offer as they deem necessary or expedient to deal with fractional entitlements and legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange or otherwise howsoever; and

(iv) any other allotment (otherwise than pursuant to sub-paragraphs (i), (ii) and (iii) of this sub-paragraph) of equity securities up to an aggregate nominal value of 5% of the issued share capital of the Company following the allotment of the Ordinary Shares referred to in sub-paragraphs (i) - (iii) above,

such authorities and powers (unless previously revoked, varied or renewed) shall expire on the earlier to occur of 15 months after the passing of the resolution or on the conclusion of the annual general meeting of the Company to be held in the calendar year 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities pursuant to any such offer, agreement or other arrangement as if the power thereby conferred had not expired; and

(e) the Company was given the authority, under section 164 of the Companies Act, to buy back all 296,312 Deferred Shares in issue.

3.9 Save as disclosed in this paragraph 3, no share or loan capital of the Company or any of its subsidiaries is under option or has been agreed, conditionally or unconditionally, to be put under option.

3.10 The Ordinary Shares are in registered form and, subject to the provisions of the CREST Regulations, the Directors may permit the holding of shares in any class in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the CREST Regulations). Where shares are held in certificated form, share certificates will be sent to the registered members by first class post.

4. Summary of the Memorandum of Association of the Company and the Articles

Clause 1 of the memorandum of association of the Company provides that its principal object is to carry on business as a general commercial company. The objects of the Company are set out in full in clause 2 of its memorandum of association which is available for inspection as described in paragraph 23 below.

The Articles, which were adopted on 3 October 2003, conditional upon Admission, include provisions to the following effect:

4.1 *Rights Attaching to the Ordinary Shares*

(a) *Dividends*

Subject to the provisions of the Companies Act, the Shareholders may by ordinary resolution declare dividends according to their respective rights and interests but no such dividend shall exceed the amount recommended by the Directors.

Subject to the provisions of the Companies Act, and so far as in the opinion of the Directors the profits of the Company available for distribution justify such payments, the Directors may pay fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed

dates on the half yearly or other dates prescribed for such payments and may also pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

Subject to the provisions of the Articles and of the Companies Act, the Directors may, where authorised by the Shareholders by ordinary resolution, receive fully paid Ordinary Shares in lieu of the whole or part of the dividend. The value of the Ordinary Shares to be allotted in lieu of the dividend will be determined by reference to the average middle market quotations of an Ordinary Share on the London Stock Exchange as derived from the Daily Official List on each of the first five days on which the Ordinary Shares are quoted ex the relevant dividend.

Any dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company.

(b) *Capitalisation of Profits and Reserves*

The Board may, with the sanction of an ordinary resolution of the Shareholders, capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or its profit and loss account. Such capitalisation shall be effected by appropriating such sum to the holders of Ordinary Shares on the register of members at the date of the resolution in proportion to the number of shares which they hold, and by applying such sum on their behalf in paying up in full unissued Ordinary Shares for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

(c) *Rights on a Winding-up*

Under general principles of Scots law, except as the Shareholders have agreed or may otherwise agree, on a winding-up of the Company, the balance of assets available for distribution:

(a) after the payment of all the Company's creditors including certain preferential creditors whether statutorily preferred creditors or ordinary creditors; and

(b) subject to any special rights attaching to any class of share;

is to be distributed among the holders of Ordinary Shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the Shareholders, divide among the Shareholders the whole or any part of the assets in specie or kind.

(d) *Alteration of Share Capital*

The Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amounts as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of a larger nominal amount than its existing shares;

(c) cancel any shares at the date of the passing of the resolution that have not been taken, or agreed to be taken, by any person and reduce its share capital by the amount of the shares so cancelled; and

(d) subdivide its shares into shares of a smaller nominal amount than is fixed by its memorandum of association or the Articles, subject to the Companies Act, the CREST Regulations and every other statute from time to time concerning companies and affecting the Company. If it is to do so, the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions, as the Company may have power to attach to unissued or new shares ensuring that the proportion unpaid remains the same.

Subject to the provisions of the Companies Act, the Company may purchase, or may enter into a contract under which it will or may purchase, any of its shares of any class. This includes any redeemable shares. If there are in issue any shares that are convertible into the Company's equity

share capital of the class proposed to be purchased, then the Company will not purchase, or enter into a contract under which it will or may purchase such equity shares, unless either:

(a) the terms of issue of such convertible shares include provisions permitting it to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase; or

(b) the purchase or the contract first has been approved by an extraordinary resolution passed at a separate meeting of the holders of such convertible shares.

Subject to the rights of the Shareholders set out in the Articles, and the provisions of the Companies Act, the Company may, by special resolution of its Shareholders, reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner.

(e) *Meetings of Shareholders*

An annual general meeting shall be held once in every year, within a period of not more than 15 months after the holding of the last preceding annual general meeting, at a time and place determined by the Board. All other general meetings shall be extraordinary general meetings. An extraordinary general meeting may be called at the request of the Directors or by shareholder requisition in accordance with the Companies Act. If there are insufficient Directors in the UK to call a general meeting, any Director may do so and where no Director is willing or able to do so any two members may call a meeting for the purpose of appointing one or more directors.

(f) *Voting Rights*

Voting at any general meeting of Shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. Subject to any special rights or restrictions as to voting attaching to any class of shares, on a show of hands, every Shareholder who is present in person at a general meeting of the Company has one vote regardless of the number of shares held. On a poll, every Shareholder who is present in person or by proxy has one vote per share held by that Shareholder. A poll may be demanded by any of the following:

(a) the Chairman of the meeting;

(b) at least five Shareholders present in person or by proxy entitled to vote at the meeting;

(c) any Shareholder or Shareholders present in person or by proxy representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders entitled to vote at the meeting; or

(d) any Shareholder or Shareholders present in person or by proxy holding shares conferring a right to vote at the meeting on which there have been paid-up sums in aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one.

The necessary quorum for the Company's general meetings is two persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

Matters are transacted at the Company's general meetings by the proposing and passing of resolutions, of which there are three kinds:

(a) an ordinary resolution, which includes resolutions for the election of Directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;

(b) a special resolution, which includes resolutions amending the Company's memorandum of association or Articles or changing its name; and

(c) an extraordinary resolution, which includes resolutions modifying the rights of any class of shares at a meeting of the holders of such class or relating to certain matters concerning the winding-up of the Company.

An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at a meeting at which there is a quorum.

Special and extraordinary resolutions require the affirmative vote of not less than three-quarters of the persons voting at a meeting at which there is a quorum.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is not entitled to cast the deciding vote in addition to any other vote he or she may have. Meetings are generally convened upon advance written notice of 21 clear days for the passing of a special resolution and 14 clear days for any other resolution, depending on the nature of the business to be transacted. The days of delivery and receipt of the notice are not included.

(g) *Pre-emptive Rights*

The Companies Act confers upon Shareholders, to the extent not disapplied, rights of pre-emption in respect of the allotment of equity securities (which term includes shares) that are or are to be paid up wholly in cash. These provisions may be disapplied by special resolutions of the Shareholders, either generally or specifically, for periods not exceeding fifteen months thereafter.

(h) *Variation of Rights*

If, at any time, the Company's share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or on the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, the quorum is to be two or more persons who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

(i) *Transfer of Shares*

The shares which are in certificated form, can be transferred by a transfer in writing in the usual standard form or in any other form approved by the Directors. The transfer document must then be delivered to the registered office of the Company (or any other place decided upon by the Directors) together with the share certificate for the shares to be transferred and any other evidence which the Directors require from the transferor confirming its entitlement to make the transfer. There is no fee payable to the Company for transferring shares. A share transfer form must be signed by or on behalf of the transferor and, in the case of shares which are not fully paid-up, by the transferee. The transferor will be treated as continuing to be the Shareholder until the name of the transferee is put on the register for that share.

The shares which are in uncertificated form may be transferred by means of a relevant system as defined in the CREST Regulations.

The Directors can refuse to register a transfer of shares in certificated form which are not fully paid-up without giving any reason for so refusing. The Directors may not refuse to register the transfer of any shares admitted to the Official List by the UK Listing Authority if this would prevent dealings in the shares from taking place on an open and proper basis. The Directors may also refuse to register a transfer of any shares on which the Company has a lien and a transfer of any shares (whether fully paid or not) in favour of more than four persons jointly.

(j) *Limitations on Voting and Shareholding*

There are no limitations imposed by the Articles on the rights of non-residents or foreign persons to hold or vote with respect to the shares, other than the limitations that would generally apply to all Shareholders.

(k) *Lien and Forfeiture*

The Company has a lien (enforceable by sale) on every partly paid share (including dividends payable on such a share) for all monies payable to the Company in respect of that share. The Board may call any monies unpaid on shares and may forfeit shares on which calls payable are not duly paid and any shares so forfeited shall become the property of the Company. The forfeiture shall include all dividends or other monies payable in respect of the forfeited shares which have not been paid before the forfeiture.

4.2 ***Directors' Interests***

(a) A Director shall not vote at a meeting of the Board or a committee of the Board on any resolution of the Board concerning a matter in which he has an interest (otherwise than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him within the meaning of section 346 of the Companies Act) is material. Subject to the provisions of the Companies Act, a Director

will (in the absence of some other material interest than is indicated below) be entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following:

(i) the giving of a guarantee, security or indemnity in respect of money lent, or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(ii) the giving of a guarantee, security or indemnity in respect of a debt or other obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility (in whole or in part) under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) any proposal concerning any other body corporate in which he is interested directly or indirectly, whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him within the meaning of section 346 of the Companies Act) does not have an interest (as that term is used in sections 198 to 211 of the Companies Act) in one per cent. or more of any class of the issued equity share capital of such body corporate (or any third company through which his interest is derived) or of the voting rights, available to members of the relevant body corporate (any such interest being a material interest);

(v) any proposal relating to any arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom the arrangement relates; and

(vi) any proposal concerning any insurance which the Company proposes to purchase or maintain for the benefit of Directors or for the benefit of persons who include Directors.

(b) A Director may not vote or be counted in the quorum on a resolution of the Board or committee of the Board concerning his own appointment (including fixing or varying the terms of appointment) to an office or employment with the Company or any body corporate in which the Company is interested.

4.3 *Remuneration of Directors*

(a) The ordinary remuneration of the Directors for their services (excluding amounts payable under any other provisions of the Articles as described below) shall not exceed in aggregate £2.0 million (approximately $3.3 million) per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. Any Director who is appointed to any executive office shall be entitled to receive such extra remuneration as the Board may determine.

(b) Any Director holding executive office or who serves on any committee of the Board, who by the request of the Directors goes or resides abroad for any purpose of the Company or otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director may be paid such extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

(c) The Board may provide benefits, whether by the payment of gratuities, pensions or other retirement, superannuation, death or disability benefits to any past or present Director (or other employee of the Company or any subsidiary or associated Company), or any member of his family, or any person who is or was dependent on him and may contribute to any scheme or fund and pay premiums for the purchase or provision of any such benefit.

(d) The Directors may be paid by the Company all such reasonable expenses properly incurred in attending and returning from meetings of the Directors or committees of the Board or general meetings or otherwise in connection with the business of the Company.

(e) A Director shall not be required to hold any shares by way of qualification.

4.4 *Appointment of Directors*

Directors may be appointed by the Company by ordinary resolution or by the Board. A Director appointed by the Board holds office only until the next annual general meeting and is not taken into account in determining the Directors who are to retire by rotation at that meeting. Unless and until otherwise determined by ordinary resolution, the number of Directors shall be not less than two and shall not be subject to any maximum.

4.5 *Retirement of Directors by Rotation*

At each annual general meeting of the Company all those Directors who were elected or last re-elected at or before the annual general meeting held in the third calendar year before the date of the annual general meeting shall retire from office by rotation. Subject to the Articles, a retiring Director shall be eligible for re-election.

4.6 *Borrowing Powers*

Subject to the Companies Act and the Articles, the Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its business, assets, undertakings, property, and uncalled capital and to issue debentures and other securities and give security whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

The Directors shall restrict the borrowings of the Company and by the exercise of the Company's voting and other rights or powers of control over its subsidiaries ensure that the aggregate amount for the time being remaining undischarged of all monies outstanding in respect of monies borrowed by the Group (excluding intra-Group borrowings) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed a sum equal to £300.0 million (approximately $497.6 million). No such ordinary resolution is required for the borrowing of any monies intended to be applied and actually applied within six months of the date of borrowing, in the repayment (with or without premium) of any monies then already borrowed and remaining undischarged, notwithstanding that the same may result in the said limit being temporarily exceeded.

4.7 *Indemnity of Officers*

Subject to the Companies Act but without prejudice to any indemnity to which a Director may otherwise be entitled, every Director or other officer shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings whether criminal or civil in which judgement is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

4.8 *Untraced Shareholders*

The Company shall be entitled to sell at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law provided that:

(a) during a period of twelve years prior to the date of advertising its intention to sell such shares, it has made at least three attempts to contact the member (each such attempt being a reasonable time after the last) or at least three dividends in respect of such shares have been declared and all dividend warrants and cheques sent have remained uncashed, or a combination of the two;

(b) as soon as practicable after the expiry of the period referred to in sub-paragraph (a) above, the Company inserts advertisements in both a national daily newspaper and in a newspaper circulating in the area of the last known address of the member or the address at which service of notice may be effected under the Articles is located giving notice of its intention to sell the shares;

(c) during the period of three months following the publication of the advertisements referred to in sub-paragraph (b) above, the Company receives no indication either of the whereabouts or existence of the member or person; and

(d) if the shares are listed on the Official List of the UK Listing Authority, the Company gives notice to the UK Listing Authority of its intention to sell the shares prior to publication of the advertisements.

The net proceeds of such sale shall belong to the Company, which shall be obliged to account to the former member or other person previously entitled to the Shares for an amount equal to the proceeds as a creditor of the Company.

4.9 *Members resident abroad*

Members with registered addresses outside the United Kingdom are not entitled to receive notices from the Company unless they have given the Company an address within the United Kingdom at which such notices may be served.

5. Directors of the Company

5.1 The Directors, their functions within the Company and brief biographies, are set out in Part II of this document.

5.2 During the five years immediately prior to the date of this document, the Directors have held or currently hold the following directorships (excluding subsidiaries of any company of which he is also a director) and/or are or were partners of the following partnerships:

Director	Current directorships/partnerships	Former directorships/partnerships
David John Carey	Carey Enterprises, Inc. Gibraltar Software, Inc. Jug Mountain Ranch, Inc. Sunrise II LLP[1] Sunrise IIA LLP[1]	Integrated Devices Technology, Inc.
Alastair David Milne	Edinburgh Technology Fund Limited Ratho Quarry Company Limited Edinburgh Research and Innovation Limited	Edinburgh Technopole Limited
James Robert Craig Reid	—	—
George Reginald Elliott	Elliott Corporate Development Limited	Calluna plc
John Martin Urwin	—	—
Juergen Germies	West KB- Westdeutsche Kapitalbeteiligungsgesellschaft mbH Sparkassen-Beteiligungsgesellschaft mbH West TM - Westdeutsche Technologiemanagement - gesellschaft mbH WestKB Fünfte Projektgesellschaft für Beteiligungen mbH S-Chancen-Kapitalfonds NRW GmbH VCS AG MICRAM AG Beteiligungsgesellschaft der Westdeutschen Landesbank mbH Dusskapital Acht Beteiligungsgesellschaft mbH West Euro Beteiligungsgesellschaft mbH WestLB Equity Fonds GmbH	ProKB Provinzial Kapitalbeteiligungsgesellschaft mbH teamwork information management AG Xionet AG Digital Capital GmbH Equity Bridge Finanz GmbH TINOX AG SALT AG

(1) Mr Carey is a limited partner in these two partnerships

Director	Current directorships/partnerships	Former directorships/partnerships
	Mindmatics AG CWB Capital Partners Limited WestLB & Panmure Growth Fund GmbH WestLB Venture Capital Management GmbH & Co. KG	
Ross King Graham . . .	Coinflint Residents Association Limited Misys plc Vecta Corporation Limited	The Blackwell Golf Club Limited
Barry Michael Rose . .	Baillie Gifford Shin Nippon plc Liverpool Victoria Friendly Society Scottish Environmental Protection Agency	Amicus UK Limited JP Morgan Fleming Technology Trust plc The Scottish Provident Institution

5.3 None of the Directors has:

(a) any unspent convictions in relation to indictable offences;

(b) ever been declared bankrupt or been the subject of an individual voluntary arrangement;

(c) (save as set out in 5.4 below) ever been a director with an executive function of a company which while he was a director or within 12 months of his ceasing to be a director had a receiver appointed, entered into compulsory liquidation, creditors' voluntary liquidation, entered into administration, entered into a company voluntary arrangement or any composition or arrangement with its creditors generally or with any class of its creditors;

(d) ever been a partner within a partnership which while he was a partner or within 12 months of his ceasing to be a partner entered into compulsory liquidation, administration or a partnership voluntary arrangement of any partnership;

(e) owned any asset which has been placed in receivership or been a partner in a partnership whose assets have been placed in receivership while he was a partner or within the 12 months preceding such event; or

(f) been the subject of any public criticism by statutory or regulatory authorities (including designated professional bodies) nor has any of them ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

5.4 Mr. Elliott was a director of Calluna Technology Limited ("CTL"), a subsidiary of Calluna plc, from 1998. He handed in his notice of resignation on 21 July 1999. In February 2000, CTL appointed an administrator. At that time CTL had external debts of £5.4 million (approximately $9.0 million) and inter-group debts of £31.9 million (approximately $52.9 million).

5.5 The senior management, their functions within the Company and brief biographies, are set out in Part II of this document.

5.6 During the five years immediately prior to the date of this document, none of the senior management have held or currently hold any directorships (excluding subsidiaries of any company of which he is also a director) and/or are or were partners of any partnerships.

5.7 None of the senior management has:

(a) any unspent convictions in relation to indictable offences;

(b) ever been declared bankrupt or been the subject of an individual voluntary arrangement;

(c) ever been a director with an executive function of a company which while he was a director or within 12 months of his ceasing to be a director had a receiver appointed, entered into compulsory liquidation, creditors' voluntary liquidation, entered into administration, entered into a company voluntary arrangement or any composition or arrangement with its creditors generally or with any class of its creditors;

(d) ever been a partner within a partnership which while he was a partner or within 12 months of his ceasing to be a partner entered into compulsory liquidation, administration or a partnership voluntary arrangement of any partnership;

(e) owned any asset which has been placed in receivership or been a partner in a partnership whose assets have been placed in receivership while he was a partner or within the 12 months preceding such event; or

(f) been the subject of any public criticism by statutory or regulatory authorities (including designated professional bodies) nor has any of them ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

5.8 The business address of each of the Directors and each of the members of senior management is Lutton Court, 20 Bernard Terrace, Edinburgh EH8 9NX.

6. Directors' Shareholdings and Other Interests

6.1 As at the date of this document, the interests of the Directors and each of their immediate families and related trusts, all of which are beneficial (unless otherwise stated), in the share capital of the Company which (i) have been notified to the Company pursuant to section 324 or 328 of the Companies Act, or which (ii) are required to be entered in the register of directors maintained under the provisions of section 325 of the Companies Act, or (iii) which are interests of a person connected (within the meaning of section 346 of the Companies Act) with a Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii) above, and the existence of which is known to or could with reasonable diligence be ascertained by that Director, were as follows:

	Immediately prior to Admission[1]		Immediately after Admission	
Director	**Ordinary Shares**	**Percentage of Issued Ordinary Share Capital**	**Ordinary Shares**	**Percentage of Issued Ordinary Share Capital[2]**
David John Carey[3]	4,821,657	5.38	•	•
Alastair David Milne	3,063,000	3.42	•	•
James Robert Craig Reid[4]	945,300	1.06	•	•
John Martin Urwin	24,200	0.03	•	•
George Reginald Elliott	—	—	—	—
Juergen Germies	—	—	—	—
Ross Graham	—	—	•	•
Barry Michael Rose	—	—	•	•

(1) Following the reorganisation of the Company's share capital as described in paragraph 3.4 above.

(2) Assuming no revocation of applications for Ordinary Shares by employees under the Employee Offer.

(3) Of these Ordinary Shares: 20,000 are held in the name of D J Carey II, Mr Carey's son, in his own name; and 20,000 are held in the name of G E M Carey, Mr Carey's daughter, in her own name.

(4) Of these Ordinary Shares: 745,300 are held in the name of Mr Reid; 150,000 are held in the name of M Reid, Mr Reid's wife, in her own name; 25,000 are held in the name of M Reid for A Reid, Mr Reid's son; and 25,000 are held in the name of M Reid for L Reid, Mr Reid's daughter.

6.2 Insofar as it is known to the Company, as at the date of this document, the following persons (other than Directors) are interested, or will immediately after Admission be interested, directly or indirectly, in 3%, or more of the issued ordinary share capital:

	Immediately Prior to Admission[1]		**Immediately After Admission**	
	Ordinary Shares	**Percentage Of Issued Ordinary Share Capital**	**Ordinary Shares**	**Percentage Of Issued Ordinary Share Capital[2]**
City of Edinburgh Council	5,694,400	6.35	•	•(3)
Enterprise Capital plc	6,795,200	7.58	•	•(4)
Richard Farleigh	5,308,500	5.92	•	•
Sanyo Semiconductor	5,035,700	5.61	•	•
Scottish Enterprise	8,333,300	9.29	•	•(3)
UBS Capital (Jersey) Ltd	5,076,100	5.66	•	•
WestLB & Panmure Growth Fund Limited	12,500,000	13.94	•	•(3)
Willbro Nominees Ltd	4,731,600	5.28	•	•

(1) Following the reorganisation of the Company's share capital as described in paragraph 3.4 above.

(2) Assuming no revocation of applications for Ordinary Shares by employees under the Employee Offer and no acquisition of Ordinary Shares by any of such shareholders pursuant to the Offer.

(3) Assuming the Over-allotment Option is not exercised.

(4) It is the current intention of Enterprise Capital plc to transfer its entire holding of Ordinary Shares to various transferees upon, or immediately following, Admission.

6.3 None of the Directors is aware of any person or persons who are or, following the Offer will or are likely to be, directly or indirectly, jointly or severally, able to exercise control over the Company.

6.4 Following Admission, the Directors will have the following options to purchase Ordinary Shares:

Name	**Number of Underlying Ordinary Shares**	**Date of Grant**	**Exercise Price** (in pounds sterling)	**Date from Which Exercisable**	**Expiry Date**
Alastair David	460,000*	17 December 1999	£0.15	17 December 2002	23 March 2006
Milne	190,000	17 December 1999	0.15	17 December 2002	17 December 2009
	460,000*	23 March 2001	0.15	17 December 2002	23 March 2011
	490,000	20 March 2002	0.20	20 March 2005	20 March 2012
	10,000	20 March 2002	0.20	20 March 2005	20 March 2009
	220,000	1 January 2003	0.40	1 January 2006	1 January 2010
	498,900	14 August 2003	0.75	14 August 2006	14 August 2010
	1,100	14 August 2003	0.75	14 August 2006	14 August 2013
James Robert	310,600	15 December 1995	£0.03	15 December 1998	15 December 2005
Craig Reid	39,400	31 January 1996	0.03	31 January 1999	31 January 2006
	180,000	18 August 1997	0.25	18 August 2000	18 August 2004
	430,000*	17 December 1999	0.15	17 December 2002	17 December 2006
	120,000	17 December 1999	0.15	17 December 2002	17 December 2009
	430,000*	23 March 2001	0.15	17 December 2002	23 March 2011
	220,000	20 March 2002	0.20	20 March 2005	20 March 2009
	30,000	20 March 2002	0.20	20 March 2005	20 March 2012
	82,000	1 January 2003	0.40	1 January 2006	1 January 2010
	345,900	14 August 2003	0.75	14 August 2006	14 August 2010
	4,100	14 August 2003	0.75	14 August 2006	14 August 2013
George Reginald	10,000*	3 January 2000	£0.15	3 January 2003	3 January 2007
Elliott	190,000	3 January 2000	0.15	3 January 2003	3 January 2010
	10,000*	23 March 2001	0.15	3 January 2003	23 March 2011
	400,000	23 March 2001	0.15	23 March 2004	23 March 2011
	88,000	1 January 2003	0.40	1 January 2006	1 January 2010
	201,400	14 August 2003	0.75	14 August 2006	14 August 2010
	48,600	14 August 2003	0.75	14 August 2006	14 August 2013

Name	Number of Underlying Ordinary Shares	Date of Grant	Exercise Price	Date from Which Exercisable	Expiry Date
			(in pounds sterling)		
John Martin Urwin	176,200	15 December 1995	£0.03	15 December 1998	15 December 2005
	22,400	31 January 1996	0.03	31 January 1999	31 January 2006
	180,000	18 August 1997	0.25	18 August 2000	18 August 2004
	150,000*	17 December 1999	0.15	17 December 2002	17 December 2006
	150,000	17 December 1999	0.15	17 December 2002	17 December 2009
	150,000*	23 March 2001	0.15	17 December 2002	23 March 2011
	121,400	23 March 2001	0.15	23 March 2004	23 March 2011
	100,000	20 March 2002	0.20	20 March 2005	20 March 2009
	150,000	20 March 2002	0.20	20 March 2005	20 March 2012
	79,000	1 January 2003	0.40	1 January 2006	1 January 2010
	296,900	14 August 2003	0.75	14 August 2006	14 August 2010
	3,100	14 August 2003	0.75	14 August 2006	14 August 2013

* The Ordinary Shares comprising those options granted on 17 December 1999 and 3 January 2000 are subject to parallel option arrangements, whereby corresponding options were granted on 23 March 2001 on the basis that option holders may only exercise one of the options comprising such parallel arrangement but not both.

6.5 Save as disclosed in this paragraph 6, none of the Directors nor any connected person (the existence of which is known to, or could with reasonable diligence be ascertained by the relevant Director) has any interests (including any non beneficial interest) in the share capital of the Company or any of its subsidiaries or any options to acquire any such share capital.

7. Directors' Service Agreements and Emoluments

7.1 Details of existing Executive Directors' service contracts with the Company are as follows:

(a) The Company's service agreement with Alastair David Milne, Wolfson's Chief Executive Officer, is dated 25 September 2003 and provides for his appointment as a director. Dr Milne's service agreement with the Company is not for a fixed term and may be terminated by either party giving not less than twelve months' written notice. The Company has absolute discretion to terminate Dr Milne's employment at any time by making a payment in lieu of notice equivalent to his basic salary over any unexpired period of notice. The Company may also terminate Dr Milne's service agreement on not less than one month's written notice if he is, due to illness, injury or other incapacity, unable to perform his duties for a total period of 120 working days (whether or not consecutive) in any period of 12 months. His salary is currently £110,000 (approximately $182,457) per annum. The Company provides Dr Milne with a company car and an annual pension contribution of £8,360 (approximately $13,867), as well as private family healthcare cover.

(b) The Company's service agreement with James Robert Craig Reid, Wolfson's Chief Technical Officer, is dated 25 September 2003 and provides for his appointment as a director. Mr Reid's service agreement with the Company is not for a fixed term and may be terminated by either party giving not less than twelve months' written notice. The Company has absolute discretion to terminate Mr Reid's employment at any time by making a payment in lieu of notice equivalent to his basic salary over any unexpired period of notice. The Company may also terminate Mr Reid's service agreement on not less than one month's written notice if he is, due to illness, injury or other incapacity, unable to perform his duties for a total period of 120 working days (whether or not consecutive) in any period of 12 months. His salary is currently £82,000 (approximately $136,013) per annum. The Company provides Mr Reid with a company car and an annual pension contribution of £6,232 (approximately $10,337), as well as private family healthcare cover.

(c) The Company's service agreement with George Reginald Elliott, our Chief Financial Officer, is dated 25 September 2003 and provides for his appointment as a director. Mr Elliott's service agreement with the Company is not for a fixed term and may be terminated by either party giving not less than twelve months' written notice. The Company has absolute discretion to terminate Mr Elliott's employment at any time by making a payment in lieu of notice equivalent to his basic salary over any unexpired period of notice. The Company may also terminate Mr Elliott's service agreement on not less than one month's written notice if he is, due to illness, injury or other incapacity, unable to perform his duties for a total period of 120 working days (whether or not

consecutive) in any period of 12 months. His salary is currently £88,000 (approximately $145,966) per annum. The Company provides Mr Elliott a company car and an annual pension contribution of £6,688 (approximately $11,093), as well as private family healthcare cover.

(d) The Company's service agreement with John Martin Urwin, our Operations Director, is dated 25 September 2003 and provides for his appointment as a director. Mr Urwin's service agreement with the Company is not for a fixed term and may be terminated by either party giving not less than twelve months' written notice. The Company has absolute discretion to terminate Mr Urwin's employment at any time by making a payment in lieu of notice equivalent to his basic salary over any unexpired period of notice. The Company may also terminate Mr Urwin's service agreement on not less than one month's written notice if he is, due to illness, injury or other incapacity, unable to perform his duties for a total period of 120 working days (whether or not consecutive) in any period of 12 months. His salary is currently £79,000 (approximately $131,037) per annum. The Company provides Mr Urwin with a car allowance of £6,000 (approximately $9,952) and an annual pension contribution of £6,004, (approximately $9,959) as well as private family healthcare cover.

(e) All the Executive Directors participate in the Company's pension scheme providing benefits based on final pensionable pay. The current contribution rate is 13.6%, of which 6% is contributed by the employees.

(f) There is a non-contractual management incentive scheme for the Company's executive directors and senior management, whereby a bonus pool is created upon the Company's profits (before interest and tax) reaching £5.0 million (approximately $8.3 million). The bonus pool is capped at 5% of the Company's profits (before interest and tax). A recipient's individual cash bonus is capped at one times salary for each executive director or senior manager and is subject to the attainment of pre-determined personal objectives. Subject to meeting the above criteria the bonus pool is shared amongst the executive directors and senior management according to a pre-determined formula.

(g) The remuneration committee annually reviews the remuneration packages of the executive directors and the senior management team of the Company. It will do so again before the end of 2003. The remuneration committee's objective is to ensure that the remuneration policy creates competitive remuneration packages, taking into account, amongst other things, the market situation of the Company.

(h) There is a profit sharing scheme in place for all employees, under which we intend to give each employee 5% of their salary this year, with an additional level of discretionary bonus capable of being awarded. Those of our employees who have not been employed by us for an entire year at the time of the bonus would receive a pro rata equivalent. This scheme is discretionary and is ad hoc in its nature, although employees have been told that it will be implemented this year.

7.2 The following Directors have executed Agreements setting out their Terms of Appointment as non-executive directors of the Company:

(a) Under the terms of his agreement with the Company dated 25 September 2003, Mr David John Carey agreed to continue acting as a non-executive Director. Such appointment is for a fixed term of three years to 24 September 2006, during which time either party may terminate the appointment on one month's notice, or until terminated under the provisions of the Articles or under the Companies Acts. There is no provision for payment in lieu of notice. Mr Carey receives director's fees of £30,000 (approximately $49,761) per annum for acting as a non-executive director and Chairman of the Board (which is reviewed annually). He also receives expenses for travelling to and attending Board meetings. Mr Carey is not entitled to participate in any group bonus or pension schemes or other group benefit arrangements (except travel/accidents insurance). The agreement contains restrictions on the use or disclosure of the Company's confidential information.

(b) Under the terms of his agreement with the Company dated 25 September 2003, Mr Juergen Germies agreed to continue acting as a non-executive Director. Such appointment is for a fixed term of six months to 24 March 2004, during which time either party may terminate the appointment on one months' notice, or until terminated under the provisions of the Articles or under the Companies Acts. There is no provision for payment in lieu of notice. Mr Germies does not receive director's fees. He receives expenses for travelling to and attending Board meetings. Mr Germies is not entitled to participate in any group bonus or pension schemes or other group benefit arrangements (except travel/accidents insurance). The agreement contains restrictions on the use or disclosure of the Company's confidential information.

(c) Under the terms of his agreement with the Company dated 25 September 2003, Mr Ross King Graham agreed to act as a non-executive Director. Such appointment is for a fixed term of three years to 24 September 2006, during which time either party may terminate the appointment on one month's notice, or until terminated under the provisions of the Articles or under the Companies Acts. There is no provision for payment in lieu of notice. Mr Graham receives director's fees of £25,000 (approximately $41,468) per annum for acting as a non-executive director and a further £5,000 per annum (approximately $8,294) for acting as chairman of the audit committee) (each of which is reviewed annually). He also receives expenses for travelling to and attending Board meetings. Mr Graham is not entitled to participate in any group bonus or pension schemes or other group benefit arrangements (except travel/accidents insurance). The agreement contains restrictions on the use or disclosure of the Company's confidential information.

(d) Under the terms of his agreement with the Company dated 25 September 2003, Mr Barry Michael Rose agreed to continue acting as a non-executive Director. Such appointment is for a fixed term of three years to 24 September 2006, during which time either party may terminate the appointment on one month's notice, or until terminated under the provisions of the Articles or under the Companies Acts. There is no provision for payment in lieu of notice. Mr Rose receives director's fees of £25,000 (approximately $41,468) per annum for acting as a non-executive director and a further £5,000 per annum (approximately $8,294) for acting as chairman of the remuneration committee (each of which is reviewed annually). He also receives expenses for travelling to and attending Board meetings. Mr Rose is not entitled to participate in any group bonus or pension schemes or other group benefit arrangements (except travel/accidents insurance). The agreement contains restrictions on the use or disclosure of the Company's confidential information.

7.3 The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) granted to the Directors by the Company for the year ended 31 December 2002 amounted to approximately £390,000 (approximately $646,893). It is estimated that for the year ended 31 December 2003, the remuneration of the Directors will be approximately £670,000 (approximately $1,111,329).

7.4 The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) granted to the senior management, listed under "Management" in Part II of this document, by the Company for the year ended 31 December 2002 amounted to approximately £460,000 (approximately $763,002). It is estimated that for the year ended 31 December 2003, the remuneration of the senior management will be approximately £645,000 (approximately $1,069,862).

7.5 There is no arrangement under which a Director has agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

7.6 There are no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any of the Directors.

7.7 Save as disclosed above there are no existing or proposed service agreements between any of the Directors and any member of the Group.

7.8 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and which was effected in the current or immediately preceding financial year or during an earlier period and which remains in any respect outstanding or unperformed.

8. The Company's Share Schemes

8.1 Introduction

The Company established the First and Second Schemes in 1995 and the EMI Scheme in 2001. In addition, the Company has also established the 2003 Wolfson Microelectronics plc All Employee Share Scheme and the 2003 Wolfson Microelectronics plc Executive Share Scheme. Following Admission no further options will be granted under the First Scheme, the Second Scheme or the EMI Scheme. Future incentives will be provided through the New Schemes.

Summaries of the principal features of each of these arrangements are set out below.

8.2 The Wolfson Microelectronics plc First Executive Share Option Scheme

(a) ***General***

The First Scheme was adopted by the Company on 7 April 1995 and has been approved by the UK Inland Revenue. As at the date of this document, options over a total of 4,400,600 Ordinary Shares were outstanding under the First Scheme. All such options are or may become exercisable on and after Admission. As mentioned above, following Admission no further options will be granted under the First Scheme. Benefits under the First Scheme are not pensionable.

(b) *Eligibility*

All full time directors and employees of the Company and any subsidiary of the Company who is not within two years of retirement have been eligible to be granted options, at the discretion of the Directors.

(c) *Exercise Price*

Options have been granted at full market value from time to time. The market value has been agreed with the Inland Revenue prior to each date of grant.

(d) *Limits on Share Capital*

The rules of the First Scheme limit the grant of options so that the number of Ordinary Shares issued or remaining issuable by virtue of options granted in the preceding ten years under the First Scheme and any other employee share scheme established by the Company could not exceed 17% of the issued share capital at the date of grant.

(e) *Individual Limit*

Options may not be granted to a participant if that grant would result in the aggregate market value of Ordinary Shares comprising options granted to him under the First Scheme exceeding £30,000. Options which have been exercised or lapsed or been surrendered have been ignored in calculating this limit.

(f) *Exercise of Options*

Options are normally not exercisable prior to the third anniversary of the date on which the option was granted. However, if an optionholder ceases to be an employee of the Group as a result of death, injury, disability, redundancy, retirement or because the company by which he is employed ceases to be a member of the Group or any other reason at the discretion of the Directors, his options will be exercisable in full for a period of six months following such cessation of employment.

Options lapse immediately on cessation of employment for any other reason.

(g) *Changes in Control, Reconstruction and Winding-up*

Options may be exercised in the event of a change of control, reconstruction or winding-up of the Company, notwithstanding that such options have not been held for at least three years. Where another company acquires control of the Company, options may, in some circumstances, be exchanged for equivalent options over shares in the acquiring company or certain other companies in the acquiring company's group.

(h) *Adjustments*

Options may be adjusted by the Directors following a variation of share capital, (whether by way of a capitalisation or rights issue, a reduction or sub-division or consolidation or by a conversion of one class of shares in the capital of the Company into another class or by way of a variation of rights attaching to any class of shares in the capital of the Company) provided that the Company's auditors confirm any adjustment as fair and reasonable and the prior approval of the Inland Revenue is obtained.

(i) *Issue of Shares*

On the exercise of options, the Company is obliged to issue shares within 28 days of such exercise. All shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment, other than in relation to a dividend payable by reference to a prior record date.

(j) *Amendments*

The Directors may amend the rules of the First Scheme at any time provided that the prior approval of the Company in general meeting is obtained for amendments which are to the advantage of participants and relate to eligibility, the extent of participation, the subscription price, the scheme limits, adjustment of options on a variation of share capital and certain other provisions. All amendments require the approval of the Inland Revenue.

8.3 The Wolfson Microelectronics plc Second Executive Share Option Scheme

(a) *General*

The Second Scheme was adopted by the Company on 17 June 1995. It has not been approved by the UK Inland Revenue. As at the date of this document, options over a total of 9,492,500 Ordinary Shares were outstanding under the Second Scheme of which 2,906,000 Ordinary Shares comprising those

options are subject to parallel option arrangements, whereby corresponding options were granted under the EMI Scheme on the basis that optionholders may only exercise one of the options comprising such parallel arrangements but not both. All such options are or may become exercisable on and after Admission. As mentioned above, following Admission no further options will be granted under the Second Scheme. Benefits under the Second Scheme are not pensionable.

(b) *Eligibility*

All directors and employees (whether or not full time) of the Company and any subsidiary of the Company who is not within two years of retirement have been eligible to be granted options, at the discretion of the Directors.

(c) *Exercise Price*

The Directors may set the option price at any level provided that it is greater than the nominal value of the Ordinary Shares. All options have, in fact, been granted at levels which the Directors considered to be the market value of the Ordinary Shares at or around the time options were granted.

(d) *Limits on Share Capital*

The rules of the Second Scheme limit the grant of options so that the number of Ordinary Shares issued or remaining issuable by virtue of options granted under the Second Scheme and any other employee share scheme established by the Company in the ten years following the date on which the Second Scheme was adopted could not exceed 17% of the issued share capital at the date of grant.

(e) *Individual Limit*

Options may not be granted to a participant if that grant would result in the aggregate market value of Ordinary Shares comprising options granted to him under the Second Scheme, and any other employee share scheme adopted by the Company, exceeding the greater of four times the participant's PAYE earnings or £100,000 (approximately $165,870), whichever is the greater. Options which have been exercised or lapsed or been surrendered have been ignored in calculating this limit.

(f) *Exercise of Options*

The Directors when granting options may set the time or times at which options may become exercisable. Options are not normally exercisable prior to the third anniversary of the date on which the option was granted.

If an optionholder ceases to be an employee of the Group as a result of death, injury, disability, redundancy, retirement or because the company by which he is employed ceases to be a member of the Group or any other reason at the discretion of the Directors, his options may be exercised in full for a period of time following such cessation of employment (normally 2 months other than in circumstances of death in respect of which the exercise period is 6 months). Unexercised options at the end of that period lapse. Options lapse immediately on cessation of employment for any other reason.

(g) *Changes in Control, Reconstruction and Winding-up*

Options may be exercised in full in the event of a change of control, reconstruction or winding-up of the Company.

(h) *Adjustments*

Options may be adjusted by the Directors following a variation of share capital, whether by way of a capitalisation or rights issue, a reduction or sub-division or consolidation or by a conversion of one class of shares in the capital of the Company into another class or by way of a variation of rights attaching to any class of shares in the capital of the Company, provided that the Company's auditors confirm any adjustment as fair and reasonable.

(i) *Issue of Shares*

On the exercise of options, the Company is obliged to issue shares within 28 days of an option exercise. All shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment, other than in relation to a dividend payable by reference to a prior record date.

(j) *Amendments*

The Directors may amend the rules of the Second Scheme at any time provided that the prior approval of the Company in general meeting is obtained for amendments which are to the advantage of participants and relate to eligibility, the extent of participation, the subscription price, the scheme limits, adjustment of options on a variation of share capital and certain other provisions.

8.4 The Wolfson Microelectronics plc Enterprise Management Incentive Scheme

(a) *General*

The EMI Scheme was adopted by the Company on 23 March 2001. It has not been formally approved by the UK Inland Revenue but options granted under the EMI Scheme are intended to benefit from the tax advantages accorded to qualifying enterprise management incentive options by virtue of the Income Tax (Earnings and Pensions) Act 2003. As at the date of this document, options over a total of 6,094,900 Ordinary Shares were outstanding under the EMI Scheme. All such options are or may become exercisable on and after Admission. As mentioned above, following Admission no further options will be granted under the EMI Scheme. Benefits under the EMI Scheme are not pensionable.

(b) *Eligibility*

All employees of the Company and any subsidiary of the Company who work at least 25 hours per week (or commit at least 75% of working time to the business of the Group) and are not within two years of retirement have been eligible to be granted options, at the discretion of the Directors.

(c) *Exercise Price*

The Directors may set the option price at any level. All options have, in fact, been granted at levels which have equated with the market value of the Ordinary Shares at or around the time options were granted, as agreed with the Inland Revenue.

(d) *Limits on Share Capital*

The rules of the EMI Scheme limit the grant of options so that the number of Ordinary Shares issued or remaining issuable by virtue of options to subscribe under the EMI Scheme and any other employee share scheme established by the Company could not exceed 17% of the issued share capital at the date of grant.

Furthermore, the aggregate market value, as at the relevant dates of grant, of all shares comprising unexercised options under the EMI Scheme may not exceed £3.0 million (approximately $5.0 million).

(e) *Individual Limit*

Options may not be granted to a participant if that grant would result in the aggregate market value of Ordinary Shares comprising options granted to him under the EMI Scheme, and any tax approved or EMI employee share option scheme adopted by the Company, exceeding £100,000 (approximately $165,870) or such other limit as may be imposed on EMI options by applicable legislation. Options which have been exercised or lapsed or been surrendered have been ignored in calculating this limit.

(f) *Exercise of Options*

The Directors when granting options may set the time at which options may first become exercisable. The most recent grant of options provided that options would become exercisable in the normal course of events after 3 years.

If an optionholder ceases to be an employee of the Group as a result of death, injury, ill-health, disability, redundancy, retirement or the Company by which he is employed ceases to be a member of the Company's group or any other reason at the discretion of the Directors, his options may be exercised in full for a period of 40 days following such cessation of employment (in the case of death the Directors may extend this period up to any period not exceeding 12 months). Unexercised options lapse at the end of the relevant period. Options lapse immediately on cessation of employment for any other reason.

(g) *Changes in Control, Reconstruction and Winding-up*

Options may be exercised in full in the event of a change of control, reconstruction or winding-up of the Company. However, where the acquiring company has offered the grant of replacement options the Directors may, in certain circumstances, provide that options are not exercisable.

(h) *Adjustments*

Options may be adjusted by the Directors following a variation of share capital (including, but without prejudice to the generality of the foregoing, any capitalisation, rights issue or open offer or any consolidation, sub-division or reduction of capital).

(i) *Issue or Transfer of Shares*

On the exercise of options, the Company is obliged either to issue shares or procure the transfer of shares (from a trustee of an employee benefit trust or from a holding of treasury shares) within 30 days of the date on which the option is exercised.

All shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment, other than in relation to rights determined by reference to a prior record date.

(j) *Amendments*

The Directors may amend the rules of the EMI Scheme at any time provided that the prior consent of participants is obtained in relation to amendments which prejudice subsisting rights.

8.5 The 2003 Wolfson Microelectronics plc All Employee Share Scheme and The 2003 Wolfson Microelectronics plc Executive Share Scheme

(a) *General*

In order to provide incentives to directors and employees following Admission, the Company, on 25 September 2003, established the New Schemes. As at the date of this document no options have been granted under the New Schemes.

The 2003 Employee Scheme and the 2003 Executive Scheme are very similar. Both comprise two parts — one to be approved by the Inland Revenue so as to provide tax qualified options and one not so approved. This structure enables the Company to utilise the available UK tax reliefs and yet retain the flexibility to provide options in excess of the limits imposed by the applicable tax legislation. This facilitates the provision of appropriate levels of incentives to directors and employees.

Many of the powers under the New Schemes are reserved to the Directors. However, notwithstanding this, it is intended that both schemes will be operated by the remuneration committee of the Board.

Benefits under the New Schemes are not pensionable.

The following description applies to both the 2003 Employee Scheme and the 2003 Executive Scheme, unless the contrary is stated.

(b) *Eligibility*

Directors and employees of the Company and any subsidiary of the Company are eligible to be granted options under the New Schemes, save that options under the approved part of each of the New Schemes may not be granted to part-time Directors. Participation is at the discretion of the Directors.

(c) *Grant of options*

Options under the 2003 Executive Scheme will only be granted to selected Directors and senior management. Employees below these levels will, at the discretion of the Directors, participate in the 2003 Employee Scheme.

Options will be granted for nil consideration and will be granted in the 42 days following the announcement of the Company's results (for any period) or at any other time if exceptional circumstances exist so as to justify the grant of options. In addition, options may be granted within the 42-day periods following Admission or when the approved parts of the New Schemes first receive Inland Revenue approval.

(d) *Exercise price*

Options will be granted at an exercise price which is not less than the market value of the Company's Ordinary Shares on the London Stock Exchange dealing day immediately prior to the date of grant (or, in the case of Inland Revenue approved options, some other date agreed with the Inland Revenue) or, at the discretion of the Board, the average market value over the three London Stock Exchange dealing days immediately prior to the date of grant and, where Ordinary Shares are to be subscribed, their nominal value. For this purpose market value shall mean the middle market quotation as derived from the Official List.

(e) *Performance targets*

Options granted under the 2003 Employee Scheme will not be subject to performance targets. Options granted under the 2003 Executive Scheme will be subject to such targets as the Board determine from time to time.

(f) *Limits on Share Capital*

The rules of both New Schemes limit the grant of options so that the number of Ordinary Shares issued or remaining issuable by virtue of options granted under those schemes, and any other employee share scheme established by the Company in the ten years following Admission, cannot exceed 10% of the Company's issued share capital on the relevant date of grant.

(g) *Individual limit*

As mentioned above, both New Schemes are divided into two parts: a part to be approved by the Inland Revenue and a part which is not so approved. The approved part allows for options to subsist over Ordinary Shares worth up to £30,000 (approximately $49,761) at the original exercise price in respect of each optionholder. Ordinary shares in excess of this limit up to 150% of basic annual salary may be granted in each year (more, in exceptional circumstances) under the unapproved part. Options which have been exercised or lapsed or been surrendered will be ignored in calculating these limits.

(h) *Exercise of options*

The Board, when granting options, will set the time or times at which options may become exercisable. The remuneration committee of the Board currently intend that options under the 2003 Employee Scheme will be subject to a four year vesting schedule such that 25% of the option will become exercisable on the first anniversary of its grant with the remainder becoming exercisable over the following 36 months in equal monthly instalments. Options granted under the 2003 Executive Scheme will vest in accordance with the performance targets imposed in relation to those options.

Under the 2003 Employee Scheme, if an optionholder ceases to be an employee of the Group as a result of death, injury, disability, redundancy, retirement or because the Company by which he is employed ceases to be a member of the Company's group or the business in which the optionholder is employed is sold or any other reason at the discretion of the Board, options will normally be exercisable only to the extent vested as at the date of cessation of employment, subject to the Board allowing options to be exercised to a greater extent, for a period of six months (one year in the case of death), following such cessation. The Board may permit a longer period within which the options may be exercised.

Under the 2003 Executive Scheme where an optionholder leaves in such "good leaver" circumstances within the performance period, options will be exercisable at the discretion of the Board. The Board will exercise its discretion based on the performance of the Company as at the date of leaving by reference to the performance target applicable to the relevant options. If options are exercisable they shall remain so for a period of six months (one year in the case of death), or such longer period as the Board determines.

(i) *Changes in Control, Reorganisation and Winding-up*

Options may be exercised in full in the event of a change of control, reconstruction or winding-up of the Company.

(j) *Adjustments*

Options may be adjusted by the Board following a capitalisation, rights issue, open offer or sub-division, consolidation or reduction in the capital of the Company or any other variation of share capital subject, in the case of options under the approved parts of the New Schemes, to prior approval from the Inland Revenue.

(k) *Issue of Shares*

On the exercise of options, the Company is obliged to issue shares within 28 days of such exercise. All shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment, other than in relation to a dividend payable by reference to a prior record date.

(l) *Amendments*

The Directors may amend the rules of the New Schemes at any time provided that the prior approval of the Company in general meeting is obtained for amendments which are to the advantage of participants and relate to eligibility, the extent of participation, the exercise price, the scheme limits, adjustment of options on a variation of share capital and certain other provisions unless such amendments are minor amendments to benefit the administration of the relevant New Scheme, to take into account a change in legislation or to obtain or maintain favourable tax treatment for participants, the Company or participating group companies. Amendments to the provisions of the approved parts of the New Schemes which may affect tax status require Inland Revenue approval. In addition, schemes similar to the New Schemes for non-UK employees may be established but modified to take into account local tax, securities laws and other local requirements.

8.6 All options granted on or after 13 June 2002 under the Second Scheme and all options granted under the EMI Scheme have been granted on the basis that optionholders meet the whole of any UK employer's national insurance liability. Any UK employer's national insurance liability arising on the exercise of options granted to UK resident individuals under the Second Scheme prior to 12 June 2002, and any non-UK employer's social security charges arising on the exercise of options granted to individuals who are resident in countries other than the UK, will be met by the Group. If the likely liability were to be calculated on the basis of the Offer Price the total national insurance and non-UK employer's social security charge (together, the "social security charge") would be approximately £ ● ($ ●). The actual amount of the social security charge payable will depend on the number of employees who remain with the Group and exercise their options, the market price of the Ordinary Shares at the time of exercise and the prevailing social security rates in the relevant countries at that time. If the Group's share value were to appreciate, or the social security rates in the relevant countries were to increase, the Group's liability for social security would increase, and could constitute a material cash obligation in future periods.

It is intended that, where possible, the whole of any employer social security charge which may arise in relation to options granted under the New Schemes will be met by the employees. In some jurisdictions such transfer of liabilities may not be possible.

9. Pensions

9.1 UK Pension Arrangements

(a) General

There are two ongoing pension arrangements, namely the Wolfson Microelectronics plc Pension Scheme and the Wolfson Defined Contribution Pension Scheme (the "**DC Scheme**"). In addition, the Company participated in Stanplan F, an insured defined benefit pension scheme for numerous employers operated by Standard Life. In 2000 Standard Life withdrew from the defined benefit pension market. This led to the Company's establishing the Wolfson Microelectronics plc Pension Scheme in November 2000.

(b) Wolfson Microelectronics plc Pension Scheme

The Wolfson Microelectronics plc Pension Scheme is a defined benefit scheme. It is contracted out of the state second pension and is treated as an "exempt approved scheme" for the purposes of Chapter I of Part XIV of the Income and Corporation Taxes Act 1988. The assets of the scheme are held by the trustees, currently David Milne, George Elliott and James Reid.

In relation to pension accrual, this scheme was closed to new entrants with effect from 2 July 2002. Employees who joined the scheme prior to its closure continue to accrue benefits. The scheme remains open in relation to life assurance benefits only.

Including life assurance only members, as at 2 January 2003, this scheme had 84 active members, 27 deferred pensioners and 1 pensioner. Currently, the Company contributes at the rate of 7.6% of pensionable salary. This resulted in a total employer contribution for the year ended 31 December 2002 of £162,000. Employees contribute at the rate of 6% of pensionable salary.

The scheme has a standard accrual rate of 1/60th and the normal retirement date (for both men and women) is 65. Benefits can be taken earlier with the consent of the Company and the trustees and may be actuarially reduced to take into account early payment.

The scheme's assets currently comprise units in Standard Life's Overseas and UK Equity Funds. As at 31 December 2002, 70.6% of the scheme's assets were held within the UK Equity Fund with the remainder (29.4%) in the Overseas Fund. In broad terms, this weighting has been maintained. Life assurance benefits are fully insured.

Part V of this document contains the Accountants' Report on the Group. Within that report (at paragraph 5.22) the pension costs in relation to the scheme under FRS 17 are stated. The FRS 17 figures as at 30 June 2003 disclose a net pension liability of $2,589,000.

Notwithstanding this, the Company and the trustees have received advice from the scheme actuary that the scheme was funded to an appropriate level. In particular, the actuary has confirmed that as at 1 January 2003 the scheme's funding level exceeded that required under the statutory minimum funding requirement. It should be noted that, currently, the average age of scheme members is 35 and that there is only one pension in payment which is, in fact, fully insured. One consequence of this scheme profile is that the trustees have, consistent with advice received, been able to invest in equities, which have, over the long term, an expected higher rate of return than bonds.

FRS 17 figures are calculated on the assumption that a scheme's assets are invested entirely in corporate bonds. Thus, in common with many other pension schemes, the Wolfson Microelectronics plc Pension Scheme discloses a FRS 17 deficit. However, the trustees and Company have agreed a level of contributions in accordance with prudent actuarial assumptions as advised by the scheme actuary to target a prudent ongoing funding objective. These contributions will also be sufficient (based upon the prescribed assumptions) to comply with the minimum funding requirement.

(c) **Wolfson Microelectronics plc Defined Contribution Pension Scheme**

As mentioned above, the Wolfson Microelectronics plc Pension Scheme was closed to new entrants with effect from 2 July 2002 in respect of benefits other than life assurance. Accordingly, all new employees from that date are invited to join the DC Scheme. This scheme is strictly on a defined contribution basis. The Company makes contributions on behalf of the members on a matching basis up to a maximum of 6% of salary. During the year ended 31 December 2002, the total amount contributed by the Company was £2,000.

(d) **Stanplan F**

The Company, prior to 2000, participated in Stanplan F (an insured arrangement with Standard Life) on a defined benefit basis. In 2000, Standard Life withdrew from the defined benefit market and proceeded to wind-up Stanplan F. As a result, all benefits relating to employees and ex-employees of the Group under this arrangement have either been transferred to the Wolfson Microelectronics plc Pension Scheme or been fully secured with an insurance company.

9.2 **Non-UK Pension Arrangements**

Non-UK employees of the company make their own pension arrangements. In relation to US employees, the relevant subsidiary of the Company makes contributions to employees' pension arrangements. Such contributions are on a defined contribution and matching basis up to a maximum contribution of 3% of pay per annum.

10. Securities Law

10.1 ***General***

The distribution of this document and the offer of Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes are required by the Underwriters, the Company and the Selling Shareholders to inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdiction. Persons receiving this document should not distribute or send it into any jurisdiction where to do so would or might contravene local securities laws or regulations.

No action has been taken by the Company, the Selling Shareholders or the Underwriters that would permit, otherwise than under the Offer, an offer of Ordinary Shares or possession or distribution of this document or any other offering material relating to Ordinary Shares in any jurisdiction where action for that purpose is required. No offer is being made, or being permitted to be made, to the public in any jurisdiction.

None of the Ordinary Shares may be offered for subscription, sale or purchase or be subscribed, sold or delivered, and this document and any other material in relation to the Ordinary Shares may not be circulated in any jurisdiction where to do so would break any securities laws or regulation of any such jurisdiction or, other than in the UK, give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration.

10.2 ***United States***

Because of the following restrictions, investors are advised to consult legal counsel prior to making any resale, pledge or transfer of Ordinary Shares.

The Ordinary Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Ordinary Shares may not be offered,

sold, pledged or otherwise transferred in the United States except to qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A.

In addition, until 40 days after the later of the commencement of the Offer and the completion of the distribution of the Ordinary Shares, an offer or sale of Ordinary Shares within the United States by any dealer may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

Each purchaser of Ordinary Shares offered and sold hereby that is located in the United States or is a US person (as defined in Regulation S under the Securities Act) will be deemed to have represented and agreed as follows (terms defined in Rule 144A or Regulation S shall have the same meaning in this paragraph):

(a) the purchaser: (1) is a qualified institutional buyer (a "**QIB**"); (2) is aware that the sale of the Ordinary Shares to it is being made in reliance on Rule 144A; (3) is acquiring such Ordinary Shares for its own account or for the account of a QIB, as the case may be; and (4) is aware that such Ordinary Shares are restricted securities and that such Ordinary Shares may not be deposited into any unrestricted depositary receipt facility in respect of the Ordinary Shares established or maintained by a depositary bank, unless at the time of deposit such Ordinary Shares are eligible for transfer in accordance with Rule 144(k) under the Securities Act; and

(b) the purchaser understands that the Ordinary Shares are being offered only in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that the Ordinary Shares have not been and will not be registered under the Securities Act and that: (1) it may not resell, pledge or otherwise transfer any of such Ordinary Shares except: (i) to a person whom the seller and/or any person acting on its behalf reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A; (ii) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S; (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available); or (iv) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States or any other jurisdiction; and (2) the purchaser will, and each subsequent holder of such Ordinary Shares is required to, notify any purchaser of such Ordinary Shares from it of the resale restrictions referred to in (1) above.

No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the Ordinary Shares.

11. Principal Investments

Other than the acquisition of Westfield House, the new Edinburgh headquarters, the Group has not made any principal investment in the last three years or during the current financial year.

12. Principal Establishments

The following are the principal establishments of the Group:

Location	Tenure	Rent (£) (per annum)	Expiry date	Approximate Area (square feet)
Westfield House, 22 Westfield Road, Edinburgh EH11 2QR, Scotland	Freehold	n/a	n/a	48,000
Lutton Court, 20 Bernard Terrace, Edinburgh EH8 9NX, Scotland	Leasehold	70,000	April 2015[(1)]	22,000
16875 West Barnado Drive, Suite 280, San Diego, CA 92127, USA	Leasehold	29,000	June 2005	2,000
5F-9, No. 6, Lane 180, Min-Chuan East Road Sec 6, Taipei, Taiwan	Leasehold	22,000	July 2004	3,350
74-1 Yamashita-cho, Naka-ku, Yokohama, 231-0023, Kanagawa, Japan	Leasehold	17,000	January 2004	1,500

(1) The Company has an option to terminate on 18 April 2006

13. Material Contracts

The following are all of the contracts, not being contracts entered into in the ordinary course of business, which have been entered into by the Group: (i) within two years immediately preceding the date of this document and are, or may be, material to the Group; and (ii) contain a provision under which any member of the Group has any obligation or entitlement which is, or may be, material to the Group at the date of this document:

13.1 *Investment Agreement*

On 25 September 2001 the Company entered into an investment agreement with the executive Directors and West Equity (the "**Investment Agreement**"). The Investment Agreement provided for the Company to issue 5,318,496 Preference Shares to West Equity, existing Shareholders and other investors at a price of £1.00 per Preference Share. The Preference Shares automatically convert into ordinary shares of £0.10 each on: (i) an underwritten public offering in which the gross proceeds due to the Company (before commissions and expenses) exceed £7,500,000 (approximately $12.4 million) and the price per ordinary share of £0.10 each (based on an underwritten price in that offering) exceeds 1.75 times the applicable conversion price, which was initially £28.0 (subject to adjustment in accordance with the then articles of association of the Company) (the "**Conversion Price**"); or (ii) on a listing approved by West Equity. The Preference Shares convert into fully paid ordinary shares of £0.10 each on the basis of applying the aggregate nominal value of the Preference Shares to be converted to subscribe for ordinary shares of £0.10 each at a price per ordinary share of £0.10 each equal to the Conversion Price. The Company and the executive Directors gave normal warranties to West Equity, under which the Company's maximum liability is £3,500,000 (approximately $5,805,450) (provided no liability will arise until all claims exceed £50,000 (approximately $82,935)). The warranties, other than in relation to taxation, have expired. The Company agreed to certain standard continuing undertakings relating to the ongoing operation of the Company and the use of the subscription monies received under the Investment Agreement. The Investment Agreement terminates on Admission, at which time the Preference Shares issued thereunder automatically convert to Ordinary Shares.

13.2 *Share Buy Back Agreement*

The Company and Sanyo Semiconductor entered into a share buy back agreement and a side letter relating to it, each dated 19 October 2001 (the "**Buy Back Agreements**"). The Buy Back Agreements provided for the sale of 50,357 ordinary shares of £0.10 each by Sanyo Semiconductor to the Company for a total consideration of £1,409,996 (approximately $2,338,760). The Buy Back Agreements were approved by special resolution at an extraordinary general meeting of the Company.

13.3 *Sanyo Subscription Deed*

The Company and Sanyo Semiconductor entered into a subscription deed dated 19 October 2001 (the "**Sanyo Subscription Deed**"). The Sanyo Subscription Deed provided for the allotment and issue of 1,409,996 Preference Shares to Sanyo Semiconductor in consideration for an aggregate subscription price of £1,409,996 (approximately $2,338,760). The Preference Shares automatically convert into Ordinary Shares on the same terms as the Preference Shares described in paragraph 13.1 above. The Company gave normal warranties to Sanyo Semiconductor, all of which have subsequently expired. The Company agreed to certain standard continuing undertakings, including the provision of information rights concerning the Company and consent rights relating to the issue of shares in the Company. The consent of Sanyo Semiconductor has been obtained by the Company to the Sanyo Subscription Deed terminating on Admission.

13.4 *Missives relating to Westfield House*

On 4 September 2003, the Company and Granfit Holdings Limited entered into missives (the "**Missives**") for the acquisition of Westfield House, Edinburgh from Granfit Holdings Limited. The acquisition also completed on 4 September 2003. The consideration for the acquisition was £9.0 million (approximately $14.9 million) excluding any VAT and stamp duty properly chargeable. Pursuant to the Missives, the Company assumed existing service contracts and is responsible for all payments due under these contracts with A.D.T. and Otis as from 4 September 2003. The £9.0 million used to acquire Westfield House is the subject of a loan agreement between the Company and the Bank of Scotland. The loan bears interest at the rate of 1.5% per annum over base rate. The loan is repayable quarterly over 20 years, with a two year moratorium on repayment. The loan is secured by a floating charge and a standard security over the property.

13.5 *The Underwriting Agreement*

See paragraph 14 below for a discussion of the Underwriting Agreement.

14. Underwriting Arrangements

14.1 *Underwriting Agreement*

Citigroup Global Markets U.K. Equity Limited is acting as sole bookrunner of the Offer and as representative of the underwriters named in the table below. Citigroup Global Markets U.K. Equity Limited and Cazenove & Co. Ltd are acting as joint lead managers of the Offer. SoundView is acting as US co-manager of the Offer and, as such, will not be involved in procuring subscribers for Ordinary Shares in the United Kingdom.

Under the terms of and subject to the conditions contained in the Underwriting Agreement, dated • 2003, entered into between the Company, the Directors, the Selling Shareholders and the Underwriters, the Underwriters named below have severally agreed, subject to the fulfilment of certain conditions, including among other things, the delivery of legal opinions by our legal counsel and by legal counsel to the Selling Shareholders, either to procure subscribers or purchasers for, or failing which to subscribe or purchase themselves, at the Offer Price, the respective number of shares set forth opposite its name in the table below. The Company has agreed to allot and issue, and the Selling Shareholders have agreed to sell, in each case at the Offer Price, to subscribers or purchasers procured by the Underwriters, or failing which, to the Underwriters themselves, the number of Shares indicated below:

Underwriter	Number of Ordinary Shares	Number of Existing Ordinary Shares
Citigroup	•	•
Cazenove	•	•
SoundView	•	•
Total	•	•

The Underwriting Agreement contains, amongst others, the following further provisions:

(a) The Company has appointed Citigroup as sponsor in connection with the Admission.

(b) Citigroup, as stabilising manager, on behalf of the Underwriters, has entered into the Over-allotment Option with certain Selling Shareholders, pursuant to which Citigroup may acquire, or procure acquirors for, up to • Existing Ordinary Shares at the Offer Price for the purposes of allowing Citigroup to meet over-allocations, if any, in connection with the Offer and to cover short positions resulting from stabilisation transactions. Following Admission, the number of Existing Ordinary Shares which are the subject of the Over-allotment Option may vary but will be determined not later than • 2003. Settlement of any acquisition of Existing Ordinary Shares pursuant to the Over-allotment Option will take place shortly after such determination (or if acquired on Admission, at Admission). If any Existing Ordinary Shares are acquired pursuant to the Over-allotment Option, Citigroup will be committed to pay to the relevant Selling Shareholder, or procure that payment is made to it of, an amount equal to the Offer Price multiplied by the number of Existing Ordinary Shares made available or arranged to be made available by that Selling Shareholder, less commissions. Save as required by law or regulation, Citigroup does not intend to disclose the extent of any over-allotments made and/or any stabilisation transactions.

(c) The Company has agreed that the Underwriters may deduct from the proceeds of the Offer payable to the Company a commission of 4.3% of the amount equal to the Offer Price multiplied by the aggregate number of New Ordinary Shares which the Underwriters have agreed to procure acquirers for, or failing which to acquire, pursuant to the terms of the Underwriting Agreement, and the Selling Shareholders have agreed that the Underwriters may deduct from the proceeds of the Offer payable to the Selling Shareholders a commission of 4.3% of the amount equal to the Offer Price multiplied by the aggregate number of Existing Ordinary Shares which the Underwriters have agreed to procure acquirers for, or failing which to acquire, pursuant to the terms of the Underwriting Agreement.

In addition to the commissions described above, the Company and the Selling Shareholders may, each in their respective sole discretion, pay to Citigroup (on behalf of the Underwriters) a commission of up to 1% of the gross proceeds of the Ordinary Shares (including in the case of

Selling Shareholders, Ordinary Shares sold pursuant to the over-allotment option), the amount of such commission (if any), and the allocation as between the Underwriters, to be determined, in the sole discretion of the Company or the Selling Shareholders (as the case may be).

All commissions will be paid together with any value added tax chargeable thereon.

(d) The obligations of the parties to the Underwriting Agreement are subject to certain conditions including, amongst others, that Admission occurs by no later than 8:00 a.m. on • 2003 or such later time and/or date as we and Citigroup may agree in writing. Citigroup may cease to be obliged to comply with the terms of or terminate the Underwriting Agreement in certain circumstances prior to Admission, including on the occurrence of certain material adverse changes in the condition (financial or otherwise), prospects, earnings, business or properties of the Group, taken as a whole, and certain changes in financial, political or economic conditions (as more fully set out in the Underwriting Agreement).

(e) The Company and the Selling Shareholders have severally agreed to pay or cause to be paid (together with any related value added tax) certain costs applicable to each of them, charges, fees and expenses of, or in connection with, or incidental to, amongst other things, the Offer and/or Admission. In addition, the Company and the Selling Shareholders have, in certain circumstances, agreed to pay and/or reimburse any stamp duty or SDRT arising out of or in connection with the arrangements that are the subject of the Underwriting Agreement.

(f) The Company, the Directors (other than Mr Germies) and the Selling Shareholders have given certain representations and warranties to the Underwriters and, in addition, the Company and the Selling Shareholders have given certain indemnities to the Underwriters. The liabilities of the Company are unlimited as to time and amount; those of the Directors and the Selling Shareholders are limited as to amount.

(g) The Company has undertaken, amongst other things, to each of the Underwriters that, for a period beginning at • 2003 and continuing to and including the date six months after Admission, it will not, without the prior written consent of Citigroup, offer, sell or contract to sell, pledge or otherwise dispose of Ordinary Shares (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise of Ordinary Shares) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, or announce the offer of any Ordinary Shares or any securities convertible into, or exchangeable for, shares of the Company, other than the Ordinary Shares issued pursuant to the Underwriting Agreement; provided, however, that the Company may issue Ordinary Shares pursuant to any employee share option plan, share ownership plan or dividend reinvestment plan of the Company described in this document and in effect on the date of the Underwriting Agreement, and the Company may issue Ordinary Shares issuable upon the conversion of securities or exercise of warrants outstanding at the date of the Underwriting Agreement and as described in this document.

(h) Each of the Directors (other than Mr Germies) has undertaken to each of the Underwriters that, save for (i) the acceptance of a general offer for the ordinary share capital of the Company made in accordance with the City Code or the provision of any irrevocable undertaking to accept such an offer, (ii) ordinary shares in the Company transferred to a member of such Director's immediate family or any trust set up solely for such persons, where such persons or the trustees of such trusts execute an undertaking in a form reasonably satisfactory to Citigroup on behalf of the Underwriters in relation to such ordinary shares agreeing to be bound by the restrictions contained in the Underwriting Agreement, and (iii) certain other limited exceptions, for a period beginning at • 2003 and continuing to and including the date nine months after Admission, such Director will not, without the prior written consent of Citigroup, offer, sell or contract to sell, pledge or otherwise dispose of Ordinary Shares (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual or effective economic disposition due to cash settlement or otherwise of Ordinary Shares) by such Director or any person in privity with such Director), directly or indirectly, or announce the offer of any Ordinary Shares or any securities convertible into, or exchangeable for, shares of the Company.

(i) Each of the Selling Shareholders has undertaken, amongst other things, to each of the Underwriters that, save for (i) the acceptance of a general offer for the ordinary share capital of the Company made in accordance with the City Code or the provisions of an irrevocable undertaking to accept such an offer, (ii) the transfer or disposal of Ordinary Shares by the Selling Shareholders to certain affiliates provided that such affiliates, before registration of any transfer of such Ordinary Shares, executes an undertaking in a from reasonably satisfactory to Citigroup on behalf of the Underwriters in relation to such Ordinary Shares agreeing to be bound by the restrictions contained in the Underwriting Agreement, (iii) any disposal made by a Selling Shareholder to the Underwriters or purchasers procured by them in or for purposes of the Offer and (iv) a sale of Ordinary Shares to an offeror or potential offeror during an offer period (within the meaning of the City Code) for a period beginning at • 2003, and continuing to and including the date six months after Admission, such Selling Shareholder will not, without the prior written consent of Citigroup, offer, sell or contract to sell, pledge or otherwise dispose of Ordinary Shares (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise of Ordinary Shares) by such Selling Shareholder, directly or indirectly, or announce the offer of any Ordinary Shares or any securities convertible into, or exchangeable for, shares of the Company, other than Ordinary Shares sold pursuant to the Underwriting Agreement.

14.2 *Plan of Distribution*

The Underwriters propose to resell the Ordinary Shares at the Offer Price within the United States to QIBs in reliance on Rule 144A and outside the United States in reliance on Regulation S. The price at which the Ordinary Shares are offered may be changed at any time without notice.

The Ordinary Shares have not been and will not be registered under the Securities Act or any state securities laws and may not be offered or sold within the United States except in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

In addition, until 40 days after the commencement of the Offer, an offer or sale of Ordinary Shares within the United States by a dealer that is not participating in the Offer may violate the registration requirements of the Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A.

The Ordinary Shares will constitute a class of securities with no established trading market in the United States. The Company does not intend to list the Ordinary Shares on any national securities exchange in the United States. Accordingly, the Company cannot assure investors as to the liquidity of or the trading market for the Ordinary Shares.

The Company has, in the Underwriting Agreement, agreed to indemnify the Underwriters against certain liabilities, including liabilities under certain sections of the Securities Act, or to contribute to payments that the Underwriters may be required to make because of any of those liabilities.

15. UK Taxation

The statements below are based on current UK tax law and what is understood to be current Inland Revenue published practice. They are intended as a general guide only, for Shareholders who are resident and ordinarily resident in the UK for UK tax purposes (except insofar as express reference is made to the treatment of non-UK residents) and who hold their Ordinary Shares as investments and not as trading stock and who are the beneficial owners of those Ordinary Shares. Certain categories of Shareholder may be subject to special rules and this summary does not apply to such Shareholders. **Shareholders who are in any doubt about their tax position, or who are resident, or otherwise subject to taxation, in a jurisdiction outside the UK, should consult their own professional advisers.**

15.1 *Dividends*

The Company will not be required to withhold tax at source from dividend payments it makes.

Individual Shareholders resident in the UK for tax purposes should generally be entitled to a tax credit in respect of any dividend paid by the Company which they can offset against their total income tax liability in respect of that dividend. The amount of the tax credit is one-ninth of the amount of the net cash dividend. The amount of the dividend received by such an individual Shareholder and the associated tax credit are both included in calculating the Shareholder's income for UK tax purposes. The dividend (including the associated tax credit) will be treated as the top slice of the Shareholder's income.

Generally, a UK resident individual Shareholder who is not liable to income tax in respect of the aggregate of the dividend and the tax credit will not be entitled to reclaim any part of the tax credit. The rate of income tax on dividends is the Schedule F ordinary rate of 10% for lower and basic rate taxpayers. The tax credit will discharge in full the income tax liability of an individual Shareholder who is not liable to income tax at a rate greater than the basic rate. Higher rate taxpayers will be liable to income tax on the aggregate of such dividends and their related tax credits at the Schedule F upper rate of 32.5%, so that an individual Shareholder who is a higher rate taxpayer will generally have a liability, after taking account of the tax credit, equal to 25% of the net cash dividend paid by the Company.

UK pension funds will not be entitled to reclaim any tax credit attaching to any dividend paid by the Company.

A UK resident corporate Shareholder will not normally be liable to corporation tax in respect of any dividend received. Such corporate Shareholders will not be able to claim repayment of tax credits attaching to such dividends.

15.2 ***Stamp Duty and Stamp Duty Reserve Tax***

Stamp duty and stamp duty reserve tax ("**SDRT**") treatment will be as follows:

(a) in relation to the Ordinary Shares being issued by the Company under the Offer, no liability to stamp duty or SDRT will arise on their issue or on the issue of definitive share certificates by the Company (provided that the Ordinary Shares are not issued to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or issuing depository receipts);

(b) in relation to the Existing Ordinary Shares being sold by the Selling Shareholders, a liability to stamp duty and/or SDRT will arise in relation to their sale by the Selling Shareholders under the Offer. The Selling Shareholders have agreed to meet such liability insofar as this charge does not exceed 0.5% of the consideration;

(c) the transfer of Ordinary Shares outside the CREST system will generally be liable to stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest multiple of £5). Stamp duty is normally the liability of the purchaser or transferee of the Ordinary Shares. An agreement to transfer Ordinary Shares will generally be subject to SDRT at 0.5% of the agreed consideration. If, however, within the period of six years of the date of the agreement or, in the case of a conditional agreement, the date on which it becomes unconditional, an instrument of transfer is executed pursuant to the agreement which transfers the shares to the purchaser under the agreement and stamp duty is paid on that instrument, any liability to SDRT will be repaid or cancelled. SDRT is normally the liability of the purchaser or transferee of the Ordinary Shares;

(d) no stamp duty or SDRT will arise on a transfer of Ordinary Shares into CREST for conversion into uncertified form, unless such transfer is made for a consideration in money or money's worth, in which case a liability to stamp duty or SDRT will arise, usually at the rate set out in 15.2(c) above;

(e) a transfer of Ordinary Shares effected on a paperless basis within CREST will generally be subject to SDRT at the rate of 0.5% of the amount or value of the consideration. CREST is obliged to collect SDRT from the purchaser of the Ordinary Shares on relevant transactions settled within the system; and

(f) where Ordinary Shares are issued or transferred: (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services; or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer only to such persons) or SDRT may be payable at a rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the Ordinary Shares or, in the case of an issue to such persons, the issue price of the Ordinary Shares.

Special rules apply to certain categories of person including intermediaries, market makers, brokers and dealers, and persons connected with depositary arrangements and clearance services.

15.3 *Capital Gains*

A disposal of Ordinary Shares by a Shareholder who is either resident or, in the case of an individual, ordinarily resident, for tax purposes in the UK, or by a Shareholder which is an entity that is not UK tax resident but carries on a trade, profession or vocation in the UK through a branch, agency or permanent establishment and has used, held or acquired the Ordinary Shares for the purposes of such trade, profession or vocation or such branch, agency or permanent establishment may, depending on the Shareholder's circumstances and subject to any available exemptions or relief, give rise to a chargeable gain or allowable loss for the purposes of the UK taxation of chargeable gains.

Any person who is in any doubt as to his tax position or who is resident, or otherwise subject to taxation, in a jurisdiction other than the UK, should consult his professional adviser.

16. US Taxation

The following discussion is a summary of the material US federal income tax consequences of the purchase, ownership and disposition of Ordinary Shares. This summary addresses only US Holders (as defined below) that will hold Ordinary Shares as capital assets for US federal income tax purposes and that use the US dollar as their functional currency.

As used in this document, the term "US Holder" means a beneficial owner of Ordinary Shares that is for US federal income tax purposes:

- an individual who is a citizen or resident of the United States;
- a corporation, or other entity taxable as a corporation, formed under the laws of the United States or any state thereof or the District of Columbia;
- an estate, the income of which is subject to United States federal income taxation regardless of its source; or
- a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on 19 August 1996 and were treated as domestic trusts on that date.

The tax consequences to a partner in a partnership holding Ordinary Shares will generally depend on the status of the partner and the activities of the partnership. US Holders that are partners in a partnership that holds Ordinary Shares are urged to consult their own tax advisers regarding the specific tax consequences of the purchase, ownership and disposition by the partnership of Ordinary Shares.

The following summary is of a general nature and does not address all of the tax consequences that may be relevant to a US Holder in light of that US Holder's particular situation or subject to special rules. Without limiting the generality of the foregoing, this summary does not describe the special rules applicable to banks or other financial institutions, insurance companies, regulated investment companies, securities brokers-dealers, traders in securities that elect to use a mark-to-market method of accounting for security holdings, persons who are owners of an interest in a partnership or other pass-through entity that is a holder of Ordinary Shares, tax-exempt entities, holders owning directly, indirectly or by attribution 10% or more of the Company's voting shares, persons holding Ordinary Shares as part of a hedging, straddle, conversion or constructive sale transaction or other integrated investment, persons who receive Ordinary Shares as compensation, or persons who are resident or ordinarily resident in the United Kingdom. In addition, this summary does not discuss the tax consequences of the exchange or other disposition of foreign currency in connection with the purchase or disposition of Ordinary Shares.

This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect, or to different interpretation. There can be no assurance that the US Internal Revenue Service (the "**IRS**") will not challenge one or more of the tax consequences described in this summary, and the Company has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the US federal income tax consequences of the purchase, ownership or disposition of Ordinary Shares. The summary also discusses the income tax treaty between the United States and the United Kingdom that entered into force on 25 April 1980 (the "**1980 Treaty**") and the new income tax

treaty that entered into force on 31 March 2003 (the "**New Treaty**"), as both treaties may be applicable to US Holders. The discussion below notes instances where the relevant provisions of the New Treaty will produce a materially different result for US Holders. US Holders should note that certain articles in the New Treaty limit or restrict the ability of a US Holder to claim benefits under the New Treaty and that similar provisions were not contained in the 1980 Treaty. US Holders should consult their own tax advisers concerning the applicability of both the 1980 Treaty and the New Treaty.

The summary of US federal income tax consequences set forth below is for general information only. All prospective investors should consult their own tax advisers as to the particular tax consequences to them of purchasing, owning and disposing of the Ordinary Shares, including their eligibility for the benefits of the 1980 Treaty and the New Treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

16.1 *Taxation of Dividends*

Subject to the discussion below under "Passive foreign investment company considerations", the gross amount of a cash distribution paid on an Ordinary Share will be included in the gross income of a US Holder as a dividend to the extent of the Company's current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends are taxed as ordinary income. To the extent that a distribution exceeds the Company's earnings and profits, it will be treated as a non-taxable return of capital to the extent of the US Holder's adjusted tax basis in such Ordinary Shares and thereafter as capital gain. Dividends paid by the Company generally will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to corporate shareholders. Dividends paid by the Company will generally be categorised as "passive income" or, in the case of some holders, as "financial services income", for purposes of computing allowable foreign tax credits for US tax purposes.

The amount of any cash distribution that a US Holder must include in income will equal the fair market value in US dollars of the pounds sterling or other foreign currency received by the US Holder, based on the spot exchange rate on the date of receipt, whether or not the payment is converted into US dollars at that time. A US Holder's tax basis in the pounds sterling or other foreign currency received will equal such US dollar amount. Any gain or loss recognised upon a subsequent disposition of the pounds sterling or other foreign currency for a different amount will be US source ordinary income or loss.

The New Treaty generally will have effect in respect of any dividends paid by the Company on or after 1 May 2003. However, a US Holder entitled to benefits under the 1980 Treaty may elect to have the provisions of the 1980 Treaty continue for an additional 12 months if the election to apply the 1980 Treaty would result in greater benefits to the US Holder. If a US Holder were to make an effective election, the following discussion with respect to dividend payments made pursuant to the 1980 Treaty would continue to apply to any dividends paid by the Company prior to 1 May 2004.

A US Holder entitled to benefits under the 1980 Treaty will be entitled to a UK tax credit equal to the amount of the tax credit that UK resident individuals can claim against UK tax imposed on a dividend. The tax credit will be subject to a UK withholding tax equal to the lesser of 15% of the sum of the dividend and the tax credit (the "gross dividend") or the amount of the tax credit. Under present law, the tax credit is 10% of the gross dividend, resulting in a UK withholding tax that fully offsets the UK tax credit. No payment will, therefore, actually be made to a US Holder in respect of the UK tax credit. Nevertheless, these offsetting hypothetical payments may have US tax consequences. Subject to complex limitations, under the 1980 Treaty the UK notional withholding tax will be treated for US tax purposes as a foreign tax that may be claimed as a foreign tax credit against a US Holder's US federal income tax liability. For example, if a US Holder receives a $90 dividend from the Company and claims the benefits of the 1980 Treaty with respect to this dividend, the US Holder generally will be treated as receiving a $100 dividend and will be able to claim a $10 foreign tax credit. If a US Holder claims such foreign tax credit, the US Holder should file a completed US Internal Revenue Service Form 8833 with the US Holder's federal income tax return for the relevant year. The rules relating to the determination of the foreign tax credit are complex and US Holders should consult their own tax advisers to determine whether and to what extent a credit would be available. In lieu of claiming a credit, a US Holder may claim a deduction for the UK notional withholding tax for the relevant year. A deduction generally does not reduce US tax on a dollar-for-dollar basis like a tax credit.

Under the New Treaty, there will be no hypothetical UK tax credit and no notional UK withholding tax applied to dividend payments. Moreover, the United Kingdom does not impose actual withholding tax on dividends under current law. Therefore, US Holders will have no claim for a foreign tax credit in respect of any dividend payments made by the Company on or after 1 May 2003 (or 1 May 2004 in the case of a US Holder who effectively elects to extend the applicability of the 1980 Treaty, as described above). US Holders should consult their own tax advisers to determine whether they are eligible for benefits under the 1980 Treaty and the New Treaty, whether, and to what extent, a foreign tax credit will be available with respect to dividends received from the Company, and whether it may be advisable in light of the US Holder's particular circumstances to elect to have the provisions of the 1980 Treaty continue in force until 1 May 2004.

16.2 ***Recent US tax law changes***

Recent US tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on various items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "**2003 Act**"), the marginal tax rates applicable to ordinary income generally have been lowered with effect from 1 January 2003. Furthermore, "qualified dividend income" received by individuals in taxable years beginning after 31 December 2002 and before 1 January 2009, generally will be taxed at a maximum US federal rate of 15% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. For this purpose, "qualified dividend income" generally includes dividends paid on shares in US corporations as well as dividends paid on shares in certain non-US corporations if, among other things: (i) the shares of the non-US corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the United States; or (ii) the non-US corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information programme (qualifying treaties are to be identified by the Secretary of the US Treasury Department). Although the Ordinary Shares are not currently tradable on a securities market in the United States, there is a comprehensive income tax treaty between the United Kingdom and the United States. Accordingly, the Company currently anticipates that dividends paid by it with respect to Ordinary Shares should constitute "qualified dividend income" for US federal income tax purposes and that US Holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-US corporations will constitute "qualified dividend income" and the effect of such status on the ability of taxpayers to utilise associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, US Holders are urged to consult their own tax advisers regarding the impact of the provisions of the 2003 Act on their own particular situations, including related restrictions and special rules. The Company currently does not intend to pay dividends. If this should change, the Company will review whether dividends paid by it would constitute "qualified dividend income".

16.3 ***Taxation of Capital Gains***

Upon the sale or other disposition of an Ordinary Share, a US Holder generally will recognise a gain or a loss for US federal income tax purposes in an amount equal to the difference between the amount realised (determined in US dollars) from such sale or other disposition and the US Holder's adjusted tax basis (determined in US dollars) in the Ordinary Share. Subject to the discussion below under "Passive foreign investment company considerations", the gain or loss will generally be a capital gain or loss and will generally be treated as US source gain or loss. If a US Holder has held the Ordinary Share for one year or less, any such gain will be treated as short-term capital gain, taxed as ordinary income at the US Holder's marginal income tax rate. Long-term capital gain from a sale or disposition of the Ordinary Share by an individual (as well as certain trusts and estates) is taxed at a reduced rate (currently, the maximum of which is 15%). Capital losses may only be used to offset capital gains. A US Holder should consult its own tax advisers regarding the availability of this offset.

16.4 ***Passive Foreign Investment Company Considerations***

A non-US company is a passive foreign investment company (a "**PFIC**") in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income. The Company believes it is not a PFIC and will not become a PFIC as a result of the Offer. The Company's status in any taxable year will depend upon its assets (including proceeds of the Offer), income and activities in each year and is subject to change. The Company does not anticipate that its assets, income or activities will change in a manner that would cause it to be classified as a PFIC.

If the Company were deemed to be a PFIC in any taxable year during which a US Holder owns Ordinary Shares, the US Holder would be subject to additional taxes on any "excess distributions" received from the Company and any gain realised from a sale or other disposition of the Ordinary Shares (regardless of whether the Company continues to be a PFIC). A US Holder would have an excess distribution to the extent that distributions on Ordinary Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Holder's holding period). Under the PFIC rules, any excess distribution and realised gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realised rateably over the US Holder's holding period for the Ordinary Shares. As a result of this treatment:

- the amount allocated to the taxable year in which the US Holder realises the excess distribution or gain would be taxed as ordinary income;
- the amount allocated to each prior year, with certain exceptions, would be taxed as ordinary income at the highest applicable tax rate in effect for that year; and
- the interest charge generally applicable to underpayments of tax would be imposed on the tax deemed to have been payable in those prior years.

Some of the rules with respect to distributions and dispositions described above can be avoided if a US Holder makes a valid "mark-to-market" election with respect to its Ordinary Shares in a PFIC that are treated as marketable shares. If a US Holder makes this election, the US Holder will not be subject to the PFIC rules described above. Instead, in general, the US Holder will include as ordinary income each year the excess, if any, of the fair market value of its Ordinary Shares at the end of the taxable year over the US Holder's adjusted tax basis in its Ordinary Shares. The US Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of ordinary income previously included as a result of the mark-to-market election. The US Holder's tax basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. Any gain realised upon disposition of the US Holder's Ordinary Shares will also be taxed as ordinary income. Because the Ordinary Shares will be traded on the London Stock Exchange, if the Company becomes a PFIC, a US Holder should be able to make the mark-to-market election. Such election cannot be revoked without the consent of the IRS unless the Ordinary Shares cease to be marketable.

Most of the adverse US federal income tax consequences of holding shares of a PFIC can also be avoided if the US Holder makes a qualified electing fund election (a "QEF election"). In order to make a QEF election, the Company would have to provide US Holders with certain information annually. If the Company were to be a PFIC, the Company may decide not to provide US Holders with the information needed to make a QEF election. US Holders are urged to consult their own tax advisers concerning the potential application of the PFIC rules to their ownership and disposition of Ordinary Shares.

16.5 *United States Information Reporting and Backup Withholding*

Dividend payments with respect to Ordinary Shares and proceeds from the sale or other disposition of Ordinary Shares made (or deemed made) within the United States may be subject to information reporting to the IRS and US backup withholding (currently at a 28% rate). Backup withholding will generally not apply to a US Holder, however, if such US Holder furnishes a correct taxpayer identification number and makes any other required certification or if such US Holder is otherwise exempt from backup withholding. To establish its exempt status, a US Holder generally must provide its taxpayer identification number and the required certifications on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability, and such US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

16.6 *Reportable Transaction Reporting*

Under recently promulgated US Treasury Regulations, US Holders that participate in "reportable transactions" (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. US Holders should consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of Ordinary Shares, or any related transaction, including without limitation, the disposition of any pound sterling (or other foreign currency) received as a dividend or as proceeds from the sale of Ordinary Shares.

16.7 *Disclosure of Tax Information*

Notwithstanding anything to the contrary in this document and other documents referred to herein, each prospective investor and actual investor (and each of the respective employees, representatives and agents of each such prospective investor and actual investor) may disclose to any and all persons, without limitation of any kind, the US federal income tax treatment and tax structure of the transactions contemplated by this document and all materials of any kind (including opinions or other tax analyses) that are provided to such person relating to such tax treatment and tax structure, *provided, however*, that no party (and no employee, representative, or other agent thereof) shall disclosure any information to the extent that such disclosure could result in a violation of any federal, state or other securities law.

17. Summary of Certain Differences Between UK GAAP and US GAAP

The Group's financial information included in Part V of this document "Accountants' Report on the Group" have been prepared and presented in accordance with UK GAAP which differs in certain respects from US GAAP. The significant policies under UK GAAP are stated in 5.1 of "Part V—Accountants' Report on the Group". Management has not attempted to identify all significant differences between UK GAAP and US GAAP for the Group.

Certain differences between UK GAAP and US GAAP relevant to us in our current structure and nature of operations, and in respect of relevant UK GAAP and US GAAP that are applicable for the June 30, 2003 results and shareholders' equity are described below. The following description is not exhaustive or complete, and no attempt has been made to quantify or reconcile the effect of certain significant differences described below.

No attempt has been made to identify disclosures, presentations or classifications that would affect the manner in which transactions or events are presented in the financial information or notes thereto.

Further, no attempt has been made to identify future differences between UK GAAP and US GAAP as the result of prescribed changes in either set of accounting standards. Regulatory bodies that promulgate UK GAAP and US GAAP have significant projects ongoing that could affect future comparisons such as this one. No attempt has been made to identify all future differences between UK GAAP and US GAAP that may affect the financial statements as a result of transactions or events that may occur in the future. Finally the discussion of US GAAP does not present any additional accounting adjustments or disclosures that might be required by the SEC in the context of a registered security offering in the United States.

Deferred Taxation

Following the adoption of FRS19, "Deferred Tax" both UK GAAP and US GAAP now provide for deferred taxation on a full liability basis. US GAAP, however, requires provision for revaluation gains, fair value adjustments similar to revaluations arising on the acquisition of a business, latent rolled over gains and the retained earnings of overseas investments. These are not normally provided for under UK GAAP.

Pensions

Under UK GAAP, our financial information has been prepared in accordance with Statement of Standard Accounting Practice No. 24 though additional disclosures in accordance with FRS 17 have also been provided. We operate a pension scheme which provides benefits based on final pensionable pay (a defined benefit scheme). The assets of the scheme are held separately from those of the Group. Contributions to the scheme are charged to the profit and loss account so as to spread the cost over the anticipated average service lives of the Group's employees.

Under UK GAAP and Statement of Standard Accounting Practice No. 24, the expected cost of pensions is charged to the profit and loss account so as to spread the cost of pensions over the expected service lives of the employees. Under US GAAP, costs are also spread over the expected service lives but based upon prescribed actuarial assumptions, allocation of costs and valuation methods which differ from those used in UK GAAP.

In view of the very long term nature of the pensions commitment, actuarial valuations are necessary to determine the annual pension cost. In defined benefit schemes the choice of assumptions and the choice of valuation method can each have a major effect on the contribution rate calculated at each valuation. The assumptions used by the actuary in carrying out the valuation will take into account matters such as future rates of inflation and pay increases, earnings on investments and the age profile of the employees.

Under UK GAAP a range of actuarial methods are available for determining the level of contributions needed to meet the liabilities of the pension scheme and this is a matter of judgement for the actuary. Under UK GAAP, valuations are carried out on a triennial basis.

Under US GAAP, annual actuarial valuations must be carried out for defined benefit pension obligations. The charge is further adjusted to reflect the cost of benefit improvements and any surplus/deficit that emerge as a result of the actuarial assumptions made not being borne out in practice. Significant actuarial assumptions require adjustment annually to reflect current market and economic conditions. There may be differences in the actuarial assumptions and methods of valuation of the plan assets compared with those that would be made under UK GAAP.

Share Option Schemes

Under UK GAAP, share options granted to employees may cause compensation expense to be recognised in the profit and loss account. Compensation cost is measured as the excess of the share's market price over the amount to be paid by the employee at the grant date. Where applicable, the cost is recognised over the vesting period

Under US GAAP, options granted to employees in the form of stock compensation awards may cause compensation expense to be recognised in the income statement. Stock compensation awards are recorded under one of two methods : the intrinsic value method and the fair value method. Under the intrinsic value method, compensation cost is measured as the excess of the stock's market price over the amount to be paid by the employee at the measurement date. From grant date to measurement date, changes in the stock's market price result in remeasurements of the compensation expense until the date the actual number of shares and the exercise price is known. Under the fair value method, compensation cost is measured on the date of grant as the fair value of the options granted. Under both methods, the compensation cost is recognised over the vesting period of the option.

Dividends

Under UK GAAP, ordinary dividends proposed are provided for in the year in respect of which they are recommended by the Board for approval of Shareholders. These dividends are deducted from shareholders' funds and shown as a liability in the balance sheet at the end of the period to which the dividends relate, including dividends, which have been recommended by the Board but not yet approved by the Shareholders.

Under US GAAP such dividends are only deducted from shareholders' equity at the date the dividends are declared by the Board.

Redeemable Preference Shares

Under UK GAAP preference shares with mandatory redemption features are presented as a component of shareholders' equity. Under US GAAP, mandatory redeemable preference shares are presented as debt and not as shareholders' equity. Thus, dividends paid on such shares would be reported as interest costs in the income statement.

Consolidated Statement of Cash Flows

The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP. UK and US GAAP differ however with regard to classification of items within the statements and as regards the definition of cash and cash equivalents.

Under UK GAAP, cash comprises only cash in hand and deposits repayable on demand. Under US GAAP, cash and cash equivalents include short-term highly liquid investments, with original maturities of three months or less, but do not include bank overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, management of liquid resources and financing activities. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be included as operating activities under US GAAP. Payment of dividends would be included as financing activity under US GAAP. Under UK GAAP, all interest is treated as part of returns on investments and servicing of finance. Under US GAAP, capital expenditure and financial investment and acquisitions are reported within investing activities.

Balance Sheet Presentation

The balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP. Under UK GAAP current assets are netted against current liabilities in the balance sheet whereas US GAAP requires the separate presentation of total assets and total liabilities. UK GAAP requires assets to be presented in ascending order of the liquidity in accordance with the requirements of the Companies Act. In addition, current assets under UK GAAP include amounts that fall due after more than one year. Under US GAAP assets are presented in descending order of liquidity. Under US GAAP assets with amount falling due after more than one year would be classified as non-current assets.

18. Litigation

18.1 On 9 October 2003 Cirrus filed a patent infringement suit in the US District Court for the Southern District of California against the Company and Wolfson Microelectronics Inc. The complaint alleges that a number of Wolfson's products infringe upon two of Cirrus' US patents. Cirrus seeks, amongst other things, unspecified damages (including damages for wilful violations of the patents) and a permanent injunction against the Company and Wolfson Microelectronics Inc. from making, using, offering to sell or selling in the US or importing into the US any infringing products.

In its complaint Cirrus alleges that at least Wolfson products WM8719, WM8728 and WM8756, infringe Cirrus' US patent 6,011,501 and that at least those same Wolfson products as well as WM8706, WM8716, WM8718, WM8726, WM8727, WM8729, WM8740, WM8746, WM8759, WM8761, WM8762 and WM8772 infringe Cirrus' US patent 6,492,928. Collectively, the allegedly infringing products accounted for no more than 20% of our worldwide turnover for the year ended 2002 and no more than 17% for the six months to June 2003. The Company has reviewed the claims with its legal advisers and believes that Cirrus' claims do not have merit. The Company does not believe that the allegations will have a material adverse effect on its business and consequently it does not anticipate making a provision in its accounts for them. The Company will vigorously defend itself against these allegations.

18.2 Save as disclosed in paragraph 18.1 of this Part VII above, no member of the Group is or has been engaged in nor, so far as the Company is aware, has pending or threatened by or against it, any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Group's financial position.

19. Working Capital

In the opinion of the Directors, taking account of the estimated net proceeds to the Company of the Institutional Offer, the working capital available to the Group is sufficient for the Group's present requirements, that is for at least the next 12 months following the date of this document.

20. Significant Changes

There has been no significant change in the financial or trading position of the Group since 30 June 2003, the date to which the last audited consolidated financial statements of the Group (as set out in Part V of this document) were prepared.

21. General

21.1 The auditors of the Company are KPMG LLP. KPMG LLP (or its predecessor in title, KPMG) have audited the financial statements of the Company for the financial years ended, 31 December 2000, 31 December 2001 and 31 December 2002 in accordance with UK auditing standards and have made reports under section 235 of the Companies Act in respect of each set of statutory accounts and each such report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

21.2 KPMG Audit plc has given and has not withdrawn its written consent to the inclusion in this document of its name, report and references to it in the form and context in which they appear and has authorised the same for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001 (as amended).

21.3 Citigroup has given and not withdrawn its written consent to the inclusion in this document of its name and the references to it in the form and context in which they appear.

21.4 Cazenove has given and not withdrawn its written consent to the inclusion in this document of its name and the references to it in the form and context in which they appear.

21.5 SoundView has given and not withdrawn its written consent to the inclusion in this document of its name and the references to it in the form and context in which they appear.

21.6 The expenses relating to the issue of the Ordinary Shares, including the UK Listing Authority listing fee, the London Stock Exchange fee for admission to trading, professional fees and expenses and the costs of printing and distribution of documents are estimated to amount to £2.5 million (approximately $4.1 million) (including VAT) and are payable by the Company. This figure includes the total remuneration of the Underwriters including commission amounting to approximately £1.1 million (approximately $1.8 million) (excluding any such underwriting commission payable in respect of the Over-allotment Option and any additional discretionary commission).

21.7 The financial information contained in this document does not amount to statutory accounts within the meaning of section 240 of the Companies Act. Full audited consolidated accounts have been delivered to the Registrar of Companies for the Company for the period as at and ended 31 December 2002.

21.8 BHD Venture Partners Nominees Limited, a nominee company, holds shares for certain partners and former partners of Brobeck Hale and Dorr, an independent law firm in association with Brobeck, Phleger & Harrison, LLP and Hale and Dorr LLP. BHD Venture Partners Nominees Limited acquired 50,000 Preference Shares on 12 November 2001. These Preference Shares will convert into Ordinary Shares upon Admission. In 2003, the operations of Brobeck Hale and Dorr were assumed by Hale and Dorr LLP. Hale and Dorr, our legal advisers in connection with the Offer, is a multinational partnership in association with Hale and Dorr LLP.

21.9 Each Ordinary Share will be issued at a premium of £● to its nominal value in the Offer.

21.10 There is no arrangement under which future dividends of the Company are waived or agreed to be waived.

21.11 The Ordinary Shares will be in registered form and capable of being held in uncertificated form. Listing of the Ordinary Shares is not being sought on any stock exchange other than the London Stock Exchange. The New Ordinary Shares will rank *pari passu* in all respects with the Existing Ordinary Shares and have the rights attaching thereto set out in the Articles.

21.12 The Ordinary Shares are not being and have not been marketed or made available in whole or in part to the public in conjunction with the application for admission of the Ordinary Shares to the Official List and the application for admission of the Ordinary Shares to trading on the market for listed securities of the London Stock Exchange.

22. Exchange Rate Information

The following table sets out, for the periods and dates indicated, certain information regarding the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York (the "**Noon Buying Rate**") for cable transfers in pounds sterling, expressed in dollars per pound sterling.

Such rates are provided solely for the convenience of the reader and should not be construed as a representation that pound sterling amounts actually represent such dollar amounts or that such pound sterling amounts could have been, or could be, converted into dollars at that rate or any other rate. Such rates are not used by us in the preparation of our consolidated financial statements included elsewhere in this document.

Month and Year	High	Low	Period End
	(dollars per pound sterling)		
January 2003	1.6482	1.5975	1.6448
February 2003	1.6480	1.5727	1.5737
March 2003	1.6129	1.5624	1.5790
April 2003	1.6000	1.5500	1.6000
May 2003	1.6484	1.5930	1.6393
June 2003	1.6840	1.6278	1.6529
July 2003	1.6718	1.5867	1.6090
August 2003	1.6170	1.5728	1.5773
September 2003	1.6642	1.5732	1.6620
October (through October 10)	1.6750	1.6598	1.6654

On 10 October 2003, the noon buying rate for US dollars was US dollar 1.00 = £1.6654

23. Documents Available for Inspection

Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 14 days from the date of publication of this document, or for the duration of the Offer, if longer, at the offices of Hale and Dorr at Alder Castle, 10 Noble Street, London EC2V 7QJ and at the Company's registered office at Lutton Court, 20 Bernard Terrace, Edinburgh EH8 9XN.

23.1 the memorandum of association of Wolfson Microelectronics plc and the Articles;

23.2 the audited financial statements of Wolfson Microelectronics plc for each of the three years up to 31 December 2003 and for the six months ended 30 June 2003;

23.3 all Directors' service agreements and non-executive agreements as referred to in paragraph 7.1 and 7.2 above;

23.4 the material contracts referred to in paragraph 13 above;

23.5 the Underwriting Agreement referred to in paragraph 14.1 above;

23.6 the rules of the share schemes referred to in paragraph 8 above;

23.7 the consent letters referred to in paragraphs 21.3, 21.4 and 21.5 above;

23.8 the report from KPMG Audit plc set out in Part V of this document;

23.9 pro forma statement of net assets set out in Part VI of this document;

23.10 statement of adjustments; and

23.11 this document.

• October 2003

DEFINITIONS AND GLOSSARY OF TECHNICAL TERMS

Definitions

"2003 Employee Scheme"	the 2003 Wolfson Microelectronics plc All Employee Share Scheme
"2003 Executive Scheme"	the 2003 Wolfson Microelectronics plc Executive Share Scheme
"Admission"	admission of the Ordinary Shares to the Official List becoming effective in accordance with the Listing Rules and the admission of the Ordinary Shares to trading on the London Stock Exchange's market for listed securities
"Articles"	the articles of association of the Company adopted (conditional upon Admission) by special resolution on 3 October 2003
"B Ordinary Shares"	B ordinary shares of £0.10 each in the capital of the Company
"Board" or "Directors"	the board of directors of the Company
"Cazenove"	Cazenove & Co. Ltd
"Citigroup"	the trade name of Citigroup Global Markets Limited (which is acting as Sponsor) and Citigroup Global Markets U.K. Equity Limited (which is acting as Sole Bookrunner and as Joint Manager)
"City Code"	the City Code on Takeovers and Mergers
"Companies Act"	the Companies Act 1985, as amended
"Company" or "Wolfson"	Wolfson Microelectronics plc
"CREST"	the system for the paperless settlement of trades in listed securities, of which CRESTCo Limited is the operator
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No 01/3755)
"Deferred Shares"	non-voting deferred shares of £1.00 each in the capital of the Company that will no longer be in existence at Admission
"Eligible Employees"	employees of the Group who are on the Group's payroll on the date of this document
"EMI Scheme"	the Wolfson Microelectronics plc Enterprise Management Incentive Scheme
"Employee Application Form"	the form for use by Eligible Employees applying for shares under the Employee Offer
"Employee Offer"	the arrangements pursuant to which applications for subscriptions have been received for ● Ordinary Shares from Eligible Employees more particularly described in Part III of this document, the terms and conditions governing which are set out in the Employee Application Form and accompanying letter
"Existing Ordinary Shares"	the Ordinary Shares held by the Selling Shareholders
"First Scheme"	the Wolfson Microelectronics plc First Executive Share Option Scheme
"Group"	the Company and its subsidiaries
"Institutional Offer"	the offer of ● New Ordinary Shares and ● Existing Ordinary Shares to certain institutional investors described in Part III of this document
"Listing Rules"	the listing rules of the UK Listing Authority
"London Stock Exchange"	London Stock Exchange plc
"New Ordinary Shares"	new Ordinary Shares to be issued by the Company under the Offer
"New Schemes"	the 2003 Employee Scheme and the 2003 Executive Scheme
"Offer"	the Institutional Offer and the Employee Offer
"Offer Price"	the price at which each Ordinary Share is to be issued and sold under the Offer

"Official List"	the Official List of the UK Listing Authority
"Ordinary Shares"	ordinary shares of 0.1p each in the capital of the Company
"Over-allotment Option"	the arrangements entered into in the Underwriting Agreement by certain of the Selling Shareholders and Citigroup pursuant to which Citigroup may purchase, or procure purchasers for, up to ● additional Existing Ordinary Shares, to be sold by certain of the Selling Shareholders, at the Offer Price, for up to 30 days from Admission for the purposes, amongst other things, of meeting over-allocations, if any, made in connection with the Offer and to cover short positions resulting from stabilisation transactions
"Preference Shares"	cumulative convertible preference shares of £1.00 each in the capital of the Company
"Registrars"	Lloyds TSB Registrars
"Sanyo Semiconductor"	Sanyo Semiconductor Corporation
"SDRT"	stamp duty reserve tax
"Second Scheme"	the Wolfson Microelectronics plc Second Executive Share Option Scheme
"Securities Act"	the US Securities Act of 1933, as amended
"Selling Shareholders"	Shareholders at the date of this document who are selling Existing Ordinary Shares in the Offer and the Over-allotment Option
"Shareholders"	means the holders of Ordinary Shares of the Company
"Share Schemes"	the First Scheme, the Second Scheme, the EMI Scheme and the New Schemes
"SoundView"	SoundView Technology Corporation
"UK GAAP"	generally accepted accounting principles in the United Kingdom
"UK Listing Authority"	the Financial Services Authority acting in its capacity as competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000
"Underwriters"	Citigroup Global Markets U.K. Equity Limited, Cazenove & Co. Ltd and Soundview
"Underwriting Agreement"	the underwriting agreement dated ● October 2003 made between the Company, the Directors, the Selling Shareholders and the Underwriters
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
"West Equity"	WestLB & Panmure Growth Fund Limited, formerly West Equity Bridge Finance Limited

Glossary

"3G"	third-generation mobile communications technology
"analogue"	a continuous representation of phenomena in terms of points along a scale, each point merging imperceptibly into the next. Analogue signals vary continuously over a range of values. Real world phenomena, such as sound, light and touch, are analogue
"ADC"	Analogue-to-Digital Converter: a device that converts data from analogue-to-digital form; for example, an audio CD is made by converting analogue sound signals into digital data
"bit"	a unit of information; a computational quantity that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit
"CD"	Compact Disc
"CAD"	Computer Aided Design: a general term referring to applications and the method of designing things using a computer
"CCD"	Charge-Coupled Device: electronic circuit in which charge representing quantities of light is stored in a series of pixels representing an image, converted into voltages and output as an analogue signal. Such circuits are used in digital cameras, video cameras and optical scanners
"chip"	short for a microchip; semiconductor devices or integrated circuits
"CIS"	Contact Image Sensor: a type of scanning sensor using CMOS technology used in low-cost scanners
"CMOS"	Complementary Metal Oxide Semiconductor technology: a semiconductor process technology that uses planar transistors to make chips that consume relatively low power and permit a high level of integration
"codec"	an acronym for coder/decoder: codecs are integrated circuits or chips that include analogue-to-digital conversion and digital-to-analogue conversion on a single chip
"CPU"	Central Processing Unit: a semiconductor circuit that implements processing or computing tasks by executing software instructions
"CSIC"	customer-specific integrated circuit: a chip that is custom designed for a specific customer
"DAC"	Digital-to-Analogue Converter: an electronic circuit that converts digital information (for example, from a CD or CD-ROM) into analogue information, such as sound and audio signals
"dB"	decibel: a measure of power used in measuring signal to noise ratio
"digital"	the representation of data by a series of bits or discrete values such as 0s and 1s
"DVD"	Digital Versatile Disc: digital video and audio discs
"fabless"	short for fabricationless, a business model used in the semiconductor industry, where the manufacture (or fabrication) of ICs is subcontracted to a foundry
"foundry"	a semiconductor manufacturer that makes integrated circuits for third parties
"GPRS"	General Packet Radio Service: an enhancement to the Global System for Mobile Communications (GSM), the predominant digital cellular phone technology system in Europe; GPRS supports data services on the mobile network

"IC" or "integrated circuit"	a semiconductor device consisting of many thousands or millions of interconnected transistors and other components
"I/O"	Input/Output: the input and output connections of an IC
"ISO"	International Standards Organization: the international organisation responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications, and many other fields
"ISO 2000"	a series of international standards for quality assurance in business practices, ratified by the ISO beginning in 1987. Certification of ISO 9000 compliance is important for selling many types of goods and services including data-communications equipment and services
"logic"	the basic logic functions such as "AND", "OR" and "NOT", obtained from gate circuits are the foundation of digital electronic devices
"memory"	any device that can store data in machine-readable format
"micron"	a metric unit of linear measure which equals one millionth of a metre (symbol: μm); a human hair is about 100 microns in diameter
"microprocessor"	a computer with its entire CPU contained on one integrated circuit
"MPEG"	Moving Pictures Experts Group: standards for compressing and storing video, audio, and animation in digital form. MPEG-1 is a standard for CD-ROM video and audio. MPEG-2 is a standard for full-screen, broadcast quality video and MPEG-4 is a standard for video telephony
"MP3"	MPEG Audio Layer 3: an audio compression technology that is part of the MPEG-1 and MPEG-2 specifications; MP3 uses perceptual audio coding to compress CD-quality sound by a factor of 12, while providing almost the same fidelity
"Msps"	million samples per second
"ODM"	Original Design and Manufacturing company: a manufacturer that sells a design and performs the resultant manufacture for an OEM
"OEM"	Original Equipment Manufacturer: a manufacturer that sells equipment to retail and wholesale outlets
"PC"	personal computer
"PDA"	Personal Digital Assistant: a pocket-sized personal computer
"QFN"	Quad Flat Non-lead Package: a miniaturised, near chip-scale semiconductor packaging technology
"SACD"	Super Audio Compact Disc: an advanced audio CD technology invented by Sony
"semiconductor"	a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern; common semiconductors are silicon, germanium and gallium-arsenide and the term is also used to apply to ICs made from these materials
"silicon"	a semiconducting material used to make wafers, widely used in the semiconductor industry as the basic material for integrated circuits
"Super VCD"	Super Video CD: a video system for using MPEG-2 specification
"transistor"	the basic building block of modern semiconductor microelectronics; a transistor regulates current flow or voltage
"USB"	Universal Serial Bus: a plug-and-play interface between a computer and add-on devices

"wafer"	a disc made of a semiconducting material such as silicon, usually between 150mm (6") and 300mm (12") in diameter, in which integrated circuits are manufactured; a wafer may contain several thousand individual integrated circuits
"yield"	when used in connection with manufacturing, the ratio of the number of usable products to the total number of products on a wafer

WOLFSON MICROELECTRONICS PLC
Initial Submission Pursuant to Rule 12g3-2(b)
November 14, 2003

2.3 Listing Particulars dated October 16, 2003.




wolfson
microelectronics

LISTING PARTICULARS

Wolfson Microelectronics plc is a fabless semiconductor company.

We design, develop, manufacture and sell analogue intensive mixed-signal silicon chips for high volume consumer electronics applications.

We supply analogue and data converter solutions for the audio, imaging and portable markets.

Our products are used in some of the world's leading digital electronic products, including MP3 and DVD players, digital cameras, hi-fis, set-top boxes, mobile telephones and games consoles.



MOBILE TELEPHONES



SCANNERS



MP3 PLAYERS



DVDs



TVs



HI-FIs



DIGITAL CAMERAS



PDAs

A copy of this document, which comprises listing particulars relating to Wolfson Microelectronics plc prepared in accordance with the Listing Rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000, has been delivered for registration to the Registrar of Companies in Scotland in accordance with section 83 of that Act.

Application has been made to the UK Listing Authority for the whole of the ordinary share capital of Wolfson Microelectronics plc, issued and to be issued, to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for all the Ordinary Shares to be admitted to trading on its market for listed securities ("Admission"). It is expected that Admission will become effective and that unconditional dealings will commence in the Ordinary Shares at 8:00 a.m. on 21 October 2003. Ordinary Shares will not be marketed or made available to the public. **Dealings on the London Stock Exchange before Admission will only be settled if Admission takes place. All dealings in the Ordinary Shares prior to the commencement of unconditional dealings will be at the sole risk of the parties concerned.**

Investing in our Ordinary Shares involves risks. See the section of this document entitled "Risk Factors" beginning on page 5.

The directors of Wolfson Microelectronics plc (the "Directors"), whose names appear on page viii of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.


wolfson
microelectronics

Wolfson Microelectronics plc

(incorporated under the Companies Acts of 1948 to 1981
and registered in Scotland with registered no. SC089839)

Offer of 32,923,418 Ordinary Shares of 0.1p each at a price of 210p per Ordinary Share

Sole Bookrunner, Sponsor and Joint Lead Manager

Citigroup

Joint Lead Manager

Cazenove

US Co-Manager

SoundView Technology Group

Expected share capital immediately following the Offer(1)

Authorised			Issued and fully paid	
Number	**Amount**		**Number**	**Amount**
125,000,000	£125,000.00	Ordinary Shares of 0.1p each	101,755,315	£101,755.32

(1) *Assuming no revocation of applications for Ordinary Shares under the Employee Offer*

We are offering 11,904,762 Ordinary Shares (the "New Ordinary Shares") and the Selling Shareholders are making available, or arranging to make available, an aggregate of 21,018,656 Ordinary Shares (the "Existing Ordinary Shares"). We will not receive any proceeds from the sale of the Existing Ordinary Shares, all of which will be paid to the Selling Shareholders.

In connection with the Offer, Citigroup, on behalf of the Underwriters, may over-allot or effect transactions that stabilise or maintain the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in, the Ordinary Shares at levels above those that might otherwise prevail in the open market for a limited period after the issue date. However, there is no obligation on Citigroup to take such action. Such transactions may be effected on the London Stock Exchange, in the over-the-counter markets or otherwise and shall be carried out in accordance with applicable rules and regulations. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

In connection with the Offer, certain of the Selling Shareholders have granted to Citigroup, on behalf of the Underwriters, an over-allotment option which is exercisable, in whole or in part, upon notice by Citigroup for 30 days after the date of Admission (the "Over-allotment Option"). Pursuant to the Over-allotment Option, Citigroup may require such Selling Shareholders to sell up to 4,944,435 additional Existing Ordinary Shares at the Offer Price, for the purposes, amongst other things, of meeting over-allotments in connection with the Offer and to cover short positions resulting from stabilisation transactions. Save as required by law or regulation, Citigroup does not intend to disclose the extent of any over-allotment and/or stabilisation transactions under the Offer.

The New Ordinary Shares and Existing Ordinary Shares to be made available pursuant to the Offer (including any Existing Ordinary Shares subscribed for or purchased pursuant to the Over-allotment Option) will rank *pari passu* in all respects with all outstanding Ordinary Shares.

Citigroup and Cazenove, each of which is authorised and regulated in the United Kingdom by the Financial Services Authority, and SoundView are acting exclusively for Wolfson Microelectronics plc in connection with the Offer. Neither Citigroup, Cazenove nor SoundView is acting for any other person (whether or not a recipient of this document) and will not be responsible to anyone other than Wolfson Microelectronics plc for providing the protections afforded to clients of each of Citigroup, Cazenove and SoundView or for advising any other person on the contents of this document or any transaction or arrangement referred to herein.

16 October 2003

The Ordinary Shares offered by this document have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under the applicable securities laws of any state of the United States. In the United States, the offering is being made only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Prospective investors that are qualified institutional buyers are hereby notified that the sellers of the Ordinary Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of certain restrictions on transfers of the Ordinary Shares, see paragraph 10.3 of Part VII "Additional Information". Outside the United States, the offering is being made in accordance with Regulation S under the Securities Act.

***In making an investment decision, prospective investors must rely on their own examination of our* Company and the terms of these Listing Particulars.**

The distribution of this document and the offering and sale of the Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes are required by the Underwriters, Wolfson Microelectronics plc and the Selling Shareholders to inform themselves about and to observe any such restriction. This document does not constitute an offer of, or the solicitation of an offer to subscribe for or buy, any of the Ordinary Shares offered hereby in any jurisdiction in which such offer or sale would be unlawful. This document may not be used for, or in *connection with, an offer or solicitation by anyone in any jurisdiction where such solicitation is not* authorised or is unlawful.

The contents of this document should not be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been authorised by us, the Selling Shareholders or the Underwriters. Neither the delivery of this document nor any subscription or acquisition made under it shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this document or that the information in it is correct as of any subsequent time.

NOTICE TO PROSPECTIVE INVESTORS IN THE NETHERLANDS

In the Netherlands (whether as part of their initial distribution or at any time thereafter), the ordinary shares described in this offering memorandum may not, are not and will not be offered, distributed, sold, transferred or delivered, directly or indirectly, to any private individual or legal entity other than to individuals or legal entities who or which trade in securities in the conduct of a business or a profession or trade within the meaning of Section 2 of the exemption regulation pursuant to the Netherlands Securities Market Supervision Act 1995 (*"artikel 2 Vrijstellingsregeling Wet toezicht effectenverkeer 1995"*), which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors, undertakings with a treasury department and commercial enterprises that, as an ancillary activity, regularly invest in securities.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

The Ordinary Shares offered hereby have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. The Ordinary Shares offered by this document have not been approved or disapproved by the US Securities and Exchange Commission ("SEC"), any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE IMPLIES THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE INVESTOR, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

AVAILABLE INFORMATION FOR INVESTORS IN THE UNITED STATES

We have agreed to file an application pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for an exemption from the reporting requirements of Section 12(g) of the Exchange Act. Pursuant to the terms of such exemption, we will furnish the SEC certain information in accordance with Rule 12g3-2(b). If at any time we are neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) we will furnish, upon written request, to holders of our Ordinary Shares, any owner of any beneficial interest in our Ordinary Shares or to any prospective purchaser designated by such a holder or owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. So long as we are entitled to the exemption under Rule 12g3-2(b) under the Exchange Act we will not be required to deliver information that would otherwise be required under Rule 144A(d)(4).

This document is being furnished by us in connection with an offering exempt from registration under the Securities Act, solely for the purpose of enabling a prospective investor to consider the subscription for or acquisition of Ordinary Shares described herein. The information contained in this document has been provided by us and other sources identified herein. No representation or warranty, express or implied, is made by the Underwriters named herein as to the accuracy or completeness of such information, and nothing contained in this document is, or shall be relied upon as, a promise or representation by the Underwriters. This document is being furnished to you on a confidential basis in the United States. Any reproduction or distribution of this document, in whole or in part, in the United States and any disclosure of its contents or use of any information herein in the United States for any purpose, other than considering an investment by the recipient in the Ordinary Shares offered hereby (or except to the extent discussed below in paragraph 16 of Part VII "Additional Information"), is prohibited. Each potential investor in the Ordinary Shares, by accepting delivery of this document, agrees to the foregoing.

ENFORCEMENT OF JUDGEMENTS IN THE UNITED STATES

We are a public company incorporated under the laws of Scotland. Substantially all of our assets are located in the United Kingdom. The majority of our directors are citizens or residents of countries other than the United States. It may not be possible for investors to effect service of process within the United States upon us or such persons with respect to matters arising under the federal securities laws of the United States, or to enforce against us or such persons judgements obtained in the United States predicated upon the civil liability provisions of the US federal securities laws. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom.

Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under the US securities laws.

MARKET AND INDUSTRY DATA

Information or other statements presented in this document regarding market growth, market size, development of the market and other industry data pertaining to the digital consumer market and our business consists of estimates based on data and reports compiled by industry professionals or organisations and analysts and our knowledge of our sales and markets.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document includes statements that are, or may be deemed to be "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "projects", "expects", "intends", "may", "will", "seeks" or "should" or, in each case, their negative or other variations or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those suggested by the forward-looking statements contained in this document. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods.

Prospective investors are advised to read, in particular, the parts of this document entitled "Risk Factors", Part I "Our Business" and Part IV "Financial Information" for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document may not occur.

Other than in accordance with our obligations under the Listing Rules, we undertake no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this document.

CERTAIN CONVENTIONS AND CURRENCY AND FINANCIAL STATEMENT PRESENTATION

References in this document to "we", "us", "our", the "Company", "Wolfson" and the "Group" are to Wolfson Microelectronics plc and, where the context requires, its consolidated subsidiaries.

Unless otherwise indicated, all references in this document to "pounds sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom and references to "US dollars", "$", "US$" and "cents" or "¢" are to the lawful currency of the United States.

Unless otherwise indicated, financial information in this document, including the financial information in Part V "Accountants' Report on the Group", has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). See paragraph 17 in Part VII "Additional Information" for an explanation of these differences as they affect our accounts.

Percentages in tables have been rounded and accordingly may not add up to 100%. Certain financial data has been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data.

Other than in relation to the financial information set out in Part V "Accountants' Report on the Group" and Part VI "Pro Forma Statement of Net Assets" of this document, and information extracted therefrom, where financial amounts throughout this document are denominated in pounds sterling and then compared to the US dollar equivalent, they have been compared for illustrative purposes only and are based on the pounds sterling to US dollars exchange rate of £1:$1.6698 on 15 October 2003. Additional, historical pounds sterling to US dollar exchange rates are set out at paragraph 22 of Part VII "Additional Information". In relation to the financial information set out at Part V "Accountants' Report on the Group" and Part VI "Pro Forma Statement of Net Assets" of this document, and information extracted therefrom, amounts presented in pounds sterling have been translated into US dollars in accordance with Note 5.1 to Part V "Accountants' Report on the Group" and the terms of the "Pro Forma Statement of Net Assets" respectively.

All third party trade marks mentioned in this document are used for descriptive purposes only and we do not claim any rights therein.

TABLE OF CONTENTS

PLACING STATISTICS

Offer Price (per Ordinary Share)	210p
Number of Ordinary Shares being offered in the Offer[1][2][3]	32,923,418
which comprise:	
New Ordinary Shares[2]	11,904,762
Existing Ordinary Shares[3]	21,018,656
Number of Existing Ordinary Shares subject to the Over-allotment Option	4,944,435
Number of Ordinary Shares in issue following the Offer[2]	101,755,315
Market capitalisation[2]	213,686,161[4]
Net proceeds of the Offer receivable by the Company[2][5]	£22,250,000[6]

Notes:

(1) The Offer consists of an Institutional Offer and an Employee Offer. The Employee Offer comprises an offer of 253,809 Ordinary Shares.

(2) Assumes no revocation of applications for Ordinary Shares by employees under the Employee Offer.

(3) Assumes the Over-allotment Option is not exercised.

(4) Approximately $356,813,152.

(5) The estimated net proceeds receivable by the Company are calculated after deduction of the estimated commissions and other fees and expenses of the Offer payable by the Company, currently expected to be approximately £2.75 million (approximately $4.6 million). See Part VII "Additional Information—Underwriting Arrangements—Underwriting Agreement". The Company will not receive any proceeds from the sale of Existing Ordinary Shares by the Selling Shareholders.

(6) Approximately $37.15 million.

TIMETABLE OF PRINCIPAL EVENTS

	2003
Announcement of Offer Price and publication of Listing Particulars	16 October
Conditional dealings commence	8:00 a.m. on 16 October
Admission and expected commencement of unconditional dealings	8:00 a.m. on 21 October
Shares credited to CREST accounts	8:00 a.m. on 21 October
Where applicable, despatch of definitive share certificates	27 October

Each of the times and dates in the above timetable is subject to change. All references to time are to London time.

It should be noted that if Admission does not occur, all conditional dealings will have no effect and any such dealings are at the sole risk of the parties concerned.

DIRECTORS, SECRETARY AND ADVISERS

Directors

David John Carey	Non-executive Chairman
Dr Alastair David Milne OBE	Chief Executive Officer
James Robert Craig Reid	Chief Technical Officer
George Reginald Elliott	Chief Financial Officer
John Martin Urwin	Operations Director
Juergen Germies	Non-executive Director
Ross King Graham	Non-executive Director
Barry Michael Rose	Non-executive Director

Company Secretary
George Reginald Elliott

Registered Office
Lutton Court
20 Bernard Terrace
Edinburgh EH8 9NX

Sole Bookrunner, Sponsor, Joint Lead Manager and Joint Broker
Citigroup
Citigroup Centre
Canada Square
London E14 5LF

Joint Lead Manager and Joint Broker
Cazenove & Co. Ltd
20 Moorgate
London EC2R 6DA

US Co-Manager
SoundView Technology Group
1700 East Putnam Avenue
Old Greenwich, CT 06870

English and US Legal Advisers to the Company
Hale and Dorr
Alder Castle
10 Noble Street
London EC2V 7QJ

English and US Legal Advisers to the Offer
Norton Rose
Kempson House
Camomile Street
London EC3A 7AN

Auditors
KPMG LLP
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EG

Reporting Accountants
KPMG Audit Plc
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EG

Principal Bankers
Bank of Scotland
The Mound
Edinburgh EH1 1YZ

Registrar, Receiving and Paying Agent
Lloyds TSB Registrars (Scotland)
P.O. Box 28448
Finance House
Orchard Brae
Edinburgh EH4 1WQ

KEY INFORMATION

The following is a summary of certain information appearing elsewhere in this document. Reference is made to, and this summary is qualified in its entirety by and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this document. This summary does not contain all the information that is important to investors or that potential investors should consider before subscribing for Ordinary Shares. In particular you should consider carefully the factors set forth under the heading "Risk Factors".

Introduction

We design, develop, manufacture and sell a range of proprietary high performance integrated circuits combining analogue and digital technology, known as mixed-signal ICs. Our analogue-intensive mixed-signal ICs provide the essential user interface to digital information, by converting between real world analogue signals such as sound and light to the digital format used in computers and other electronic equipment. The features and performance characteristics of our mixed-signal ICs play a crucial part in determining the functionality and usability of a wide range of digital electronic products.

We sell a range of over 50 products to more than 150 customers worldwide. We have strategically targeted high-growth markets where we believe there is increasing demand for high volumes of mixed-signal ICs. Reflecting this strategy, our devices are found in a wide range of familiar items in the consumer and professional electronics markets, such as:

- digital audio products, including DVD players, hi-fi systems, games consoles, digital televisions and set-top boxes;
- digital imaging products, including scanners, multi-function peripherals and cameras; and
- portable devices, such as PDAs, MP3 players and mobile phones with multimedia features.

Our end customers include a variety of original equipment manufacturers or OEMs and original design and manufacturing companies or ODMs including Apple, Compal, Canon, Hewlett-Packard, Microsoft, Mitac, Samsung and Toshiba.

We are a fabless semiconductor manufacturer and accordingly we outsource the capital-intensive manufacturing process, principally the production of silicon wafers, packaging and testing, allowing us to focus our resources on product development and marketing activities. We place significant emphasis on research and development and the introduction of innovative and technologically advanced new products. In the year ended 31 December 2002 we invested 14.6% of our turnover in research and development. In the 12 months to 30 September 2003 we introduced 15 new products, with plans to introduce another 23 new products in the 12 months to 30 September 2004.

We founded our company in 1984 as a design house and by 1995 had designed over 100 ICs for specific customers. In 1995, we made the strategic decision to become a supplier of our own proprietary products, based on our accumulated design, product definition and product development expertise. Since then we have grown to employ over 120 people in 5 locations internationally, and have shipped over 50 million products in the last 12 months.

Our turnover has increased from $16.2 million in 2001 to $33.7 million in 2002. In the first six months of 2003, our turnover was $29.3 million, compared to $13.1 million in the same period of 2002. In 2001, we made a loss on ordinary activities before taxation of $1.1 million. In 2002, we made a profit on ordinary activities before taxation of $3.6 million. In the first half of 2003, we made a profit on ordinary activities before taxation of $4.2 million.

Competitive Strengths

We believe that our competitive strengths include:

- ***Product definition expertise***

  Our history as a design house and in-house technical capabilities provide us with significant expertise and an extensive track record (including over 100 design-wins) in the successful definition and design of mixed-signal ICs. The combination of our customer relationships at the product development level and our in-house product definition track record puts us at the forefront of technological developments for next generation products.

- ***Product realisation capability***

  The successful realisation of a product requires significant engineering expertise and an effective development process, encompassing design, test and product qualification. We believe that our in-house processes and track record of success in this area represent a significant competitive advantage in our rapidly evolving markets.

- ***Proven sole source supplier***

  For many of our customers we are a sole source supplier. We believe our customers' decisions to purchase from us reflects their confidence in our ability to satisfy the complex logistical demands of their manufacturing processes with large volumes of technically advanced, reliable products. Our track record of meeting these requirements, which has been built up over the last decade, is a critical factor in securing our customers' business.

- ***Management team***

  Our senior management team of 11 people has over 180 combined years of experience in the development, manufacture and sale of mixed-signal ICs. Our team has substantial experience and a successful track record of building and operating the business, delivering organic revenue growth, and attracting, developing and retaining the technical expertise that is critical to executing our strategy.

Strategy

Our strategy is to be a leading international supplier of a wide range of differentiated mixed-signal ICs to our targeted markets. Our aim is to expand our business profitability through providing a broad portfolio of innovative products and services to a worldwide customer base. To achieve these goals, we intend to:

- target high growth, high volume markets;
- develop and market a broad portfolio of innovative products in our target markets;
- continue to develop leading design technology;
- expand sales, marketing and technical support organisations;
- expand relationships with leading OEMs, ODMs and subcontract manufacturers;
- leverage design experience into new products and markets; and
- attract, maintain and develop leading mixed-signal engineering talent.

The Offer

The aggregate number of Ordinary Shares available under the Institutional Offer will be 32,669,609 Ordinary Shares. The Institutional Offer will comprise an issue of 11,650,953 New Ordinary Shares by us and the sale of 21,018,656 Existing Ordinary Shares by the Selling Shareholders. Under the Institutional Offer, all Ordinary Shares will be issued or sold at the Offer Price. Pursuant to the Over-allotment Option, Citigroup may purchase or procure purchasers for up to 4,944,435 additional Existing Ordinary Shares to be sold by certain of the Selling Shareholders at the Offer Price and for up to 30 days from the date of Admission, for the purposes, amongst other things, of meeting over-allotments, if any, in connection with the Institutional Offer and to cover short positions resulting from stabilisation transactions.

In the Institutional Offer, Ordinary Shares will be offered to institutional and certain other investors in the United Kingdom and elsewhere.

The deadline for receipt of applications pursuant to the Employee Offer was 5:00 p.m. on 8 October 2003. The number of Ordinary Shares applied for pursuant to the Employee Offer was 253,809. Eligible Employees who have applied for Ordinary Shares pursuant to the Employee Offer have until 12.00 noon on 17 October 2003 to revoke their applications. The Employee Offer has not been underwritten.

Admission is expected to become effective and dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8:00 a.m. on 21 October 2003.

Selected Financial Data

The following table presents selected financial information that has been derived from our audited financial statements as at and for the years ended 31 December 2000, 2001 and 2002 and our audited financial statements as at and for the six-month periods ended 30 June 2002 and 2003, in each case prepared in accordance with UK GAAP and included in Part V "Accountants' Report on the Group". The selected financial data should be read in conjunction with Part IV "Financial Information" set out on pages 31 to 41 of this document. This information has been extracted without material adjustment from Part V "Accountants' Report on the Group". Potential investors should read this document as a whole and not rely solely on this selected or any summarised information.

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars, except per share amounts)			(in thousands of US dollars, except per share amounts)	
Consolidated Profit and Loss Information:					
Turnover	$13,120	$ 16,178	$ 33,681	$13,099	$ 29,253
Cost of sales	(9,563)	(10,143)	(17,871)	(7,005)	(15,684)
Gross profit	3,557	6,035	15,810	6,094	13,569
Operating expenses	(5,779)	(7,204)	(12,524)	(4,792)	(9,578)
Other operating income	117	125	276	136	184
Operating (loss)/profit	(2,105)	(1,044)	3,562	1,438	4,175
Net interest (expense)/ income	(38)	(67)	66	61	(18)
Taxation on (loss)/profit on ordinary activities	—	3,830	(1,216)	(489)	(1,352)
Dividends paid and proposed on equity and non-equity shares	—	—	(885)	(191)	(213)
Retained (loss)/profit for the year for equity shareholders	$ (2,143)	$ 2,667	$ 1,527	$ 819	$ 2,592
(Loss)/profit on ordinary activities before taxation	$ (2,143)	$ (1,111)	$ 3,628	$ 1,499	$ 4,157
Basic (loss)/earnings per share	(3.61)	3.82	3.45	1.45	3.99
Diluted (loss)/earnings per share	N/A	3.52	2.57	1.08	2.98
Cash Flow Information:					
Net cash (outflow)/inflow from operating activities	$ (2,214)	$ (2,892)	$ 3,465	$ 1,145	$ 678
Net cash inflow/(outflow) from financing activities	4,561	6,781	1,494	(8)	1,107
Other Financial Information:					
Depreciation	$ 282	$ 531	$ 1,333	$ 530	$ 1,013
Capital expenditure	338	899	3,517	1,040	1,708
Cash	773	3,657	6,282	4,341	6,500

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)			(in thousands of US dollars)	
Consolidated Balance Sheet Information:					
Tangible assets	$ 596	$ 952	$ 3,390	$ 1,532	$ 4,147
Current assets	4,453	13,938	20,760	15,666	25,957
Total assets	5,049	14,890	24,150	17,198	30,104
Creditors: amounts falling due within one year	(1,847)	(2,531)	(8,180)	(3,619)	(11,017)
Net current assets	2,606	11,407	12,580	12,047	14,940
Total assets less current liabilities	3,202	12,359	15,970	13,579	19,087
Creditors: amounts falling due after more than one year	—	—	(1,197)	(72)	(1,616)
Deferred income	(1,355)	(950)	(468)	(739)	(152)
Shareholders' funds	$ 1,847	$ 11,409	$ 14,305	$12,768	$ 17,319

Use of Proceeds

Based on the Offer Price, and assuming no revocation of applications for shares by employees pursuant to the Employee Offer, our proceeds from the Offer are estimated to be approximately £22.25 million (approximately $37.15 million), after deduction of underwriting commissions and expenses payable by us. We will not receive any portion of the proceeds from the sale of Existing Ordinary Shares by the Selling Shareholders.

The principal purposes of the Offer are to increase our equity capital, to create a public market in our Ordinary Shares and to strengthen our balance sheet, providing increased security and confidence to our customers in a market place in which most of our current and potential future competitors are or are expected to be publicly held companies. We further believe that the Offer will enable us better to incentivise and retain employees.

We expect to use the net proceeds of the Offer to develop sales infrastructure, enhance design and test technology, increase product coverage in multiple markets and for working capital. We intend to enhance our ability to develop new products by investing in additional computer aided design (CAD) tools and computing facilities. To enable us to introduce new products more quickly, we plan to invest in additional product qualification equipment for product reliability testing. To improve manufacturing efficiency we plan to invest in automatic test equipment (ATE) for test programme development and high volume production testing. In addition, we may use a portion of the proceeds to acquire businesses, products, or technologies that are complementary to our current or future businesses.

Lock-up Agreements

We have agreed with each of the Underwriters that during the period of six months from Admission we will not (other than in certain limited circumstances), without the prior consent of Citigroup, offer, sell or contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or any of our affiliates or any person in privity with us or any of our affiliates), directly or indirectly, or announce the offer of, any of our Ordinary Shares or any securities convertible into, or exchangeable for, Ordinary Shares other than the Ordinary Shares issued pursuant to the Underwriting Agreement. Our Directors have separately entered into respective lock-up agreements with the Underwriters. See paragraph 14.1 of Part VII "Additional Information—Underwriting Arrangements".

Approximately 24.13% of the Ordinary Shares in issue after the Institutional Offer (assuming no exercise of the Over-allotment Option and no revocation of applications for shares by employees under the Employee Offer) will be subject to lock-up arrangements.

RISK FACTORS

An investment in the Ordinary Shares is subject to a number of risks and uncertainties. Accordingly, in addition to the other information contained in this document, prospective investors should consider carefully the following risk factors before making an investment decision concerning the Ordinary Shares. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also have an adverse effect on our business, financial condition and results of operations.

Considerations Relating to Our Business and Financial Condition

We incurred losses until the second half of 2001 and may incur losses in the future.

We did not generate an operating profit until the second half of 2001. Although we have experienced revenue growth in recent periods, that growth is not necessarily indicative of future operating results. We cannot assure you that we will be able to sustain revenue growth and profitability in the future. Our results of operations may fluctuate as a result of a number of factors, many of which are beyond our control. These factors include, amongst others: the growth rate of markets into which we sell our products; market acceptance of and demand for our products and those of our customers; and unanticipated delays or problems in the introduction of our products. If we do not realise sufficient revenue levels to sustain profitability, we may require additional financing, which may not be available. If we are unable to sustain profitability, our business could be severely harmed.

We may not sustain our recent growth rate.

We have experienced significant revenue growth in a relatively short period of time. Specifically, our annual revenues increased from $16.2 million in 2001 to $33.7 million in 2002, and our revenue increased from $13.1 million for the six months ended 30 June 2002 to $29.3 million for the six months ended 30 June 2003. However, we may not sustain similar revenue growth in future periods. Accordingly, you should not rely on the results of any prior six month or annual periods as an indication of our future operating performance.

The loss or significant reduction in orders from major customers may significantly reduce our sales.

For each of the years ended 31 December 2001 and 31 December 2002, our biggest product customer was Microsoft. Sales to Microsoft amounted to 12.3% of our total turnover for 2001 and 14.5% of our total turnover in 2002. Additionally, in 2001, approximately 11% of our total sales were attributable to Texas Instruments, although not in relation to our product business. Those sales arose from our development of products for Texas Instruments' catalogue range and was distinct from our product business. This development programme was intended to be a one-time event and has not been repeated since. In neither 2001 nor 2002 did any other end customer account for more than 10% of turnover. For the six month period ended 30 June 2003, our biggest customer was Hewlett-Packard. Sales to Hewlett-Packard amounted to 15.9% of our total turnover for that period. In the six month period ended 30 June 2003, no other end customer accounted for more than 10% of turnover. If, in the future, major customers decide not to purchase our ICs at all, purchase fewer ICs than they did in the past or alter their purchasing patterns (for example by no longer using us as a sole supplier), the loss of these large customers, or a significant reduction in sales by any one of them, would significantly reduce our sales and adversely affect our business.

The average selling prices of our products could decrease rapidly which may negatively impact our gross margins and sales.

We may experience fluctuation in future operating results from period to period due to the reduction of the average selling price of our products. Prices of ICs like those developed and sold by us typically decline over the product life cycle. If we are unable to offset any such reductions in our average selling price by increasing our sales volumes, then our turnover may decline and we may cease to be profitable. To maintain existing levels of gross margins, we will need to develop and introduce new products, as well as reduce our manufacturing costs on existing products. Failure to do so would cause our sales and gross margins to decline.

Our revenues are highly dependent on the growth of the consumer electronics market, including growth in digital audio, digital imaging, portable devices and other potential markets.

Our future is dependent on the growth of the digital consumer electronics market. Our ability to generate increased revenues will further depend on the growth of the analogue and mixed-signal semiconductor markets

for digital audio, digital imaging, portable devices and the development of other potential markets for our products. The future size of the digital audio, digital imaging and portable devices markets, and other potential markets, is uncertain and depends upon a number of factors, all of which are beyond our control. The failure of the digital audio, digital imaging, portable devices and other potential markets to develop as we expect would have a material adverse effect on our business, financial condition and results of operations.

Any decline in consumer spending as a result of general economic conditions, future terrorist attacks or disease outbreaks (such as occurred recently with the outbreak of Severe Acute Respiratory Syndrome ("SARS"), where travel to and from certain countries was curtailed, and travel and shopping within such countries was limited), could also limit the expansion of the consumer electronics market, thus adversely affecting our business. The expansion of this market may also be adversely impacted by the enforcement of legal limitations on file sharing and downloadable music. If the music producers or other parties are successful in limiting the ability of consumers to obtain music on the internet without payment, the demand for consumer electronic devices that use our ICs may decline.

Our future success is dependent on new product development; our failure successfully to design and introduce new products in a timely manner could render our products obsolete and unmarketable.

The markets for our products are characterised by rapidly changing technologies, evolving industry standards and changes in customer requirements. The introduction of new technologies and the emergence of new industry standards could render our existing products, as well as those products currently under development, obsolete and unmarketable.

Our future success will therefore depend to a substantial degree upon our ability to develop and introduce in a timely manner new products and enhancements to our existing products. These products and product enhancements must incorporate technological changes and innovations and meet evolving customer and industry standards. We expect to continue to make significant investments in research and development, to enhance existing products and to develop new products that incorporate new and existing technologies. We cannot assure you, however, that such new products or product enhancements will successfully anticipate or respond to these rapid technological changes or that they will be developed in time to capture market opportunities or achieve a significant or sustainable level of acceptance in new and existing markets.

The development of new, technologically advanced products and product enhancements is a complex and uncertain process requiring accurate anticipation of technological and market trends. Any failure on our part successfully to design, develop and introduce new products and product enhancements, or successfully to develop previously announced products, could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to retain our current personnel and to hire and retain additional appropriately qualified personnel our ability to develop and successfully market our products could be harmed.

Our future success depends to a significant extent on our ability to retain the key engineering, sales, marketing, operational, finance and executive personnel who provide expertise and experience critical to our business and the implementation of our strategy. In particular we consider that our ability to service our customers' needs and to have an advantage over our competitors is facilitated by our direct sales force and skilled field application engineers. There is intense competition for qualified personnel in the semiconductor industry and, from time to time, we have experienced difficulty in locating candidates with appropriate qualifications. In addition, due to the complex nature of our technologies and products and the significant training required for new personnel, retention and motivation of existing personnel are particularly important. Although we have entered into contracts with key management personnel there can be no assurance that we will be able to continue to retain, attract and train appropriately qualified personnel necessary for the development of our products and business. The loss of the services of, or failure to recruit in a timely manner, key technical and management personnel would adversely impact our product development programmes and could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on third-party fabrication, assembly and product testing relationships, disruptions to which could impact our business.

We do not have our own manufacturing facilities and we rely on third parties to fabricate, assemble and test all of our products. We currently do not have long-term supply contracts with any of our third-party sub-

contractors. None of our third-party sub-contractors are obligated to perform services or supply products to us for any specific period, or in any specific quantities, except as may be provided in a particular purchase order. Currently, all of our products are being manufactured by three wafer foundries and assembled and tested by five third-party sub-contractors. We expect that we will continue to rely upon these companies to manufacture, assemble and test our products. There are many risks associated with our dependence upon third-party manufacturing, assembly and product testing relationships, including reduced control over delivery schedules, quality assurance, manufacturing yields and costs, potential lack of adequate capacity during periods of excess demand, unavailability or interruption of access to certain process technologies, potential misappropriation of our intellectual property and the risk that a sub-contractor goes out of business or is taken over by a company that discontinues its foundry service. In addition, a manufacturing disruption experienced by sub-contractors could impact the production of our products for a substantial period of time. This dependence on third-party manufacturing, assembly and testing subjects us to risks associated with an interruption of supply and could have a material adverse effect on our business, financial condition and results of operations. See also "Our Business—Manufacturing" in Part I of this document.

We are dependent on a limited number of sub-contract manufacturers to produce wafers, which could result in insufficient quantities of finished products on a timely basis.

We are dependent on three sub-contract manufacturers, with most of our products being produced on a sole source basis by one or another of them, to produce processed wafers of acceptable quality and with acceptable manufacturing yields, and to deliver those processed wafers to our assembly and testing sub-contractors on a timely basis. We have at times experienced delivery delays and long manufacturing lead times. Although we expect that our products will be manufactured, assembled and tested by a limited number of sub-contractors for the foreseeable future, we cannot assure you that the sub-contractors that we currently use will continue to devote adequate resources to the production of our products or deliver sufficient quantities of finished products on a timely basis or at an acceptable cost. There are limited available alternative sources of supply for any specific product. This dependence on sole source production subjects us to risks associated with an interruption in supply.

Our future operating results will be highly dependent on how well we manage growth.

We have experienced, and may continue to experience, periods of rapid growth and expansion of the number of our employees, our operating and financial systems and the geographic scope of our operations. The number of full time employees (including executive directors) increased from 71 at 31 December 2001 to 116 at 30 June 2003. We opened an office in Taipei, Taiwan in 2000, and established a sales office in Yokohama, Japan in 2001. In addition, we intend to relocate our headquarters in Edinburgh to a larger company-owned facility within the next six months and to install a new IT system. This growth and expansion has placed, and could continue to place, a significant strain on our limited financial, management and other resources. To manage our expanded operations effectively, we will be required to continue to improve our existing operational, financial and management systems and to implement new systems.

We may be unable adequately to protect our intellectual property.

Although we have four issued patents and apply from time-to-time for additional patents, we do not rely to any significant extent on patents or other intellectual property rights to protect our product technology. Like other companies in the industry in which we compete, we rely primarily upon our ability to adapt our products to meet our customers' changing requirements.

Although we take reasonable steps to protect our trade secrets and confidential information, there can be no assurance that third parties will not misappropriate such secrets and information. Any such misappropriation could have a material adverse effect on our business, financial condition and results of operations and may require us to engage in litigation.

Intellectual property suits that are brought against us may significantly harm our business.

The semiconductor industry is characterised by cross-licensing and frequent litigation regarding patent and other intellectual property rights. We have provided certain indemnification rights to our customers with respect to the infringement of third-party intellectual rights regarding our products. We have been served with a claim by Cirrus Logic, Inc. ("Cirrus") in US federal district court that alleges that certain of our products infringe two of their US patents and of a similar claim relating to those products being filed with the US International Trade Commission (the "ITC") (for further details see paragraph 18.1 of Part VII "Additional Information"). Collectively, the allegedly infringing products accounted for no more than 20% of our worldwide turnover for the

year ended 2002 and no more than 17% for the six months to June 2003. We believe that Cirrus' claims of infringement do not have merit and we intend to defend them vigorously. However, the outcome of the litigation and any investigation by the ITC, the amount of attorney's costs and fees and the impact on our management's resources cannot yet be assessed. No assurances can be given that we will prevail in the lawsuit or any ITC investigation, and if we do not prevail this could have a material adverse effect on our business, financial condition and results of operation.

We may be notified of further infringement claims or of claims for indemnification by customers or end users of our products resulting from infringement claims. Any litigation to determine the validity of such claims, whether or not determined in our favour or settled by us, could be costly and would divert the efforts and attention of our management and technical personnel from productive tasks. Any intellectual property litigation also could force us to take specific actions, including:

- cease selling products that use the challenged intellectual property;
- pay substantial monetary damages;
- obtain from the owner of the challenged intellectual property right a licence to sell or use the relevant technology, which licence may not be available on reasonable terms, or at all; or
- redesign those products that use challenged intellectual property.

Any of these could have a material adverse effect on our business, financial condition and results of operations. See also "Our Business—Intellectual Property" in Part I of this document.

We are subject to inventory risks because we build our products based on forecasts and place our purchase orders before we receive purchase orders from our own customers.

We must make forecasts and place purchase orders with our sub-contractors for our products before we receive purchase orders from our own customers. This limits our ability to react to fluctuations in demand for our products, which can be unexpected and dramatic, and may cause us to have excess inventory, or a shortage, of a particular product. In addition, we cannot assure you that our sub-contractors will supply the quantities of products required by us. As a result of the lead time for ordering and obtaining processed wafers or other components or services required to complete our products, we may be required from time to time to take a charge for excess inventory or be unable to meet customer orders. Significant write-downs of excess inventory or declines in inventory value could materially adversely affect our business, financial condition and results of operations. Moreover, if we cancel a purchase order with sub-contractors, we must pay cancellation penalties based on the status of the work in progress.

Our sales are denominated in US dollars, whilst our fixed costs are denominated primarily in pounds sterling, so exchange rate fluctuations may have an adverse effect on our business.

Substantially all of our sales and variable costs are denominated in US dollars, whilst our overhead and other fixed costs are denominated primarily in pounds sterling. This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material. Although we do not currently do so, we may enter into currency hedging transactions to hedge a portion of these exposures. However, we cannot assure you that these hedging transactions will be available at a reasonable cost or will be successful in reducing these exposures. Any losses incurred in connection with these hedging transactions would adversely affect our operating results. In addition, fluctuations in the exchange rate between the pound sterling and other currencies in which we transact certain aspects of our business relative to the US dollar may cause fluctuations in reported financial information that are not necessarily related to our results of operations.

Our international operations expose us to further risks that we would not otherwise face.

Because our products are manufactured outside the United Kingdom and because we sell a substantial portion of our products outside the United Kingdom, we are subject to additional risks related to operating in foreign countries. These risks include: difficulties managing and administering a globally-dispersed business; inability to repatriate earnings of foreign operations; multiple and possibly overlapping tax structures which could result in significant decreases in the financial performance of foreign operations; export controls or other regulatory restrictions, which could prevent us from shipping products into and from some markets; applicable foreign regulations; economic weaknesses or political instability in particular foreign economies and markets; difficulty in collecting accounts receivable; and difficulty in enforcing or adequately protecting intellectual property. We cannot assure you that the additional risks associated with our international operations will not materially adversely affect our business, financial condition and results of operations.

If we are unable to obtain additional capital at commercially acceptable rates, our business may be harmed; in addition, if we have to issue new equity securities our shareholders may experience dilution or the creation of new classes of equity with greater rights than holders of our Ordinary Shares.

Our continued development and marketing of new products and an increase in research and development, support and sales and marketing personnel will require a significant commitment of capital by us. As a result we may be required, or could elect, to seek additional funding. In addition, if the market for our products develops at a slower pace than anticipated, or if we fail to establish market share and increase revenues, we may incur significant operating losses and utilise significant amounts of capital. In the event we are required to raise additional funds, we may not be able to do so on favourable terms, or at all. Further, if we issue new equity securities, our shareholders may experience dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our Ordinary Shares. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability by us to raise additional capital when required may delay our product development efforts and could seriously harm our business.

Some of our third-party semiconductor manufacturers and third-party assembly and test sub-contractors are located in areas susceptible to natural disasters.

The foundries that currently manufacture our products, as well as a number of sub-contractors who assemble, package and test our products, are located in Taiwan, Korea and Singapore. The risk of earthquakes in these Pacific Rim locations is significant due to the proximity of major earthquake fault lines in the area. The occurrence of an earthquake or other natural disaster near these foundries or sub-contractors could result in damage, power outages and other disruptions that impair their production and assembly capacity. Earthquakes, fire, flooding or other natural disasters in these countries (such as the recent outbreak of SARS) would likely result in the disruption of our foundry capacity. Any disruptions resulting from such events could cause significant delays in the production and shipment of our products until such time as we are able to shift our manufacturing, assembly or testing from the affected contractor to another third-party sub-contractor. In such event it is likely that our competitors would also be searching for other third-party sub-contractors, which in turn may create excess demand for capacity within those foundries. We cannot assure you that such alternate capacity could be obtained on favourable terms, if at all.

Some of our third-party semiconductor manufacturers and third-party assembly and test sub-contractors are located in areas susceptible to political and labour risks.

The foundries that currently manufacture our products, as well as a number of sub-contractors who assemble, package and test our products, are located in Taiwan, Korea and Singapore. There is a risk that there may be political unrest in one or more of these countries, or that there could be labour strikes or work stoppages that would affect the semiconductor manufacturers' and assemblers' facilities in these regions. Any such disruptions could cause significant delays in the production and shipment of our products until such time as we are able to shift our manufacturing, assembly or testing to an alternative third-party sub-contractor not so affected. In such event it is likely that our competitors would also be searching for other third-party sub-contractors, which in turn may create excess demand for capacity within those foundries. There can be no assurance that such alternate capacity could be obtained on favourable terms, if at all.

Considerations Relating to Our Industry and Markets

Our products are complex; if they contain latent defects, we could incur replacement costs, delays in revenue recognition and loss of market share.

Product development in the markets we serve is becoming more focused on the integration of functionality in individual devices, with a general trend towards increasingly complex products. The greater integration of functions and complexity of operations of our products increase the risk that latent defects or faults could be discovered by customers or end users after volumes of those products have been shipped. This could result in a number of adverse effects on our business, including material recall and replacement costs for product warranty and support, delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance and diversion of the attention of engineering personnel from development. Customer relationships could also be adversely impacted by the recurrence of significant defects. In addition, any defects or other problems with our products could result in financial or other damage to our customers who could seek damages for their losses. Any claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend and could materially adversely affect our business, financial condition and results of operations. Our agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims.

The cyclical nature of the semiconductor industry could create fluctuations in our operating results.

The semiconductor industry has historically been cyclical, characterised by wide fluctuations in product supply and demand, and has recently experienced a significant downturn resulting from decreased product demand and production overcapacity. Our business will be materially adversely affected by any such industry-wide downturns in the future.

Variations in manufacturing yields may result in insufficient good chips to meet customer orders and, consequently, have a material adverse effect on our business.

The manufacture of our ICs is a complex process which includes semiconductor wafer manufacturing, wafer probing, packaging and testing. We buy wafers and test and assembly services from our sub-contractors based upon agreed processing specifications. It is possible that the process parameters may drift within the specification limits agreed, resulting in the devices failing against test limits at probing or final test. In such circumstances, we are financially liable for all of the material supplied by the sub-contractor provided that the wafers and test and assembly services meet the agreed process specifications. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. As a result, semiconductor manufacturers may experience problems in achieving acceptable wafer manufacturing yields, which are represented by the number of good chips as a proportion of the total number of chips on any particular wafer. Poor yields by our suppliers may result in insufficient good chips to meet customer orders and, consequently, may materially adversely affect our business, financial condition and results of operations. See also "Our Business—Manufacturing" in Part I of this document.

Announcements of new products by us or others may result in the shortening of the lifecycles of our products and/or a reduction in their market value, a phenomenon that must be managed effectively by us.

From time to time, we or our competitors may announce new products, capabilities or technologies that may replace or shorten the life cycles of our existing products, or else result in significant reductions in their market value. Announcements of currently planned or other new products may cause customers to defer or stop purchasing our current products until our or our competitors' new products become available. Furthermore, the introduction of new or enhanced products requires us to manage the transition from older products to minimise disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet customer demand. Our failure effectively to manage transitions away from older products could have a material adverse effect on our business.

New sales of our products are subject to potential delays arising from our customers' acceptance and approval processes.

The sale of our products typically involves a significant technical evaluation and commitment of capital and other resources by potential customers, and may entail delays associated with customers' internal procedures to deploy new technologies within their products and to test and accept new technologies. Accordingly we are unable to dictate when, if at all, our new products will be utilised in end products.

Due to the large size of customers' orders, if orders forecasted for a specific customer for a particular period are not realised in that period because of delays in the launch times of their own new products (or otherwise) our operating results for that period could be materially adversely affected. See also "Our Business—Sales and Marketing" in Part I of this document.

We face intense competition and may not be able to compete effectively.

The markets in which we operate are intensely competitive and are characterised by rapid technological change, evolving industry standards and declining average selling prices. Many of the companies that compete against us, or may compete against us in the future, have longer operating histories, greater name recognition, larger installed customer bases and significantly greater financial, technical and/or marketing resources. As a result, they may be able to respond more quickly to changing customer requirements or to devote greater resources to the development, promotion and sale of their products than us. We cannot assure you that such competitors, or future competitors, will not develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. Furthermore, our current and potential competitors have established, or may establish, co-operative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new alliances among competitors will emerge, which could reduce our sales, lower our margins and/or decrease our market shares. These and other competitive pressures may prevent us from competing successfully against current or future competitors. See also "Our Business—Competition" in Part I of this document.

Other Considerations Relating to an Investment in Ordinary Shares

Substantial future sales of Ordinary Shares could impact the market price of Ordinary Shares.

Following the Offer (assuming no revocation of applications for Ordinary Shares by employees under the Employee Offer), approximately 101,755,315 Ordinary Shares will be in issue and there will be outstanding options exercisable for the issue of a further 19,988,000 Ordinary Shares. Sales, or the possibility of sales, of substantial numbers of Ordinary Shares in the public or private market by our existing shareholders following the Offer could have an adverse effect on the market trading prices of the Ordinary Shares. While we, the Selling Shareholders and the Directors listed under "Management" in Part II of this document and certain other of our Shareholders have agreed to certain restrictions on the offer, sale, pledge or disposal of Ordinary Shares for various limited periods of time following the date of Admission without the prior written consent of Citigroup, as described in Part III and paragraph 14.1 of Part VII "Additional Information" of this document, upon the expiration of these lock-up arrangements a large number of additional Ordinary Shares will be eligible for use or sale. Furthermore, Citigroup may, in its sole discretion, and at any time or from time to time, without notice, release all or any portion of the Ordinary Shares subject to these lock-up arrangements. Approximately 24.13% of the Ordinary Shares in issue after the Offer (assuming no revocation of applications for Ordinary Shares by employees under the Employee Offer) will be subject to lock-up arrangements.

There has been no prior public market in the Ordinary Shares before the Offer and an active trading market may not develop or be sustained in the future.

Prior to the Offer there has been no public trading market for the Ordinary Shares. Although we have applied to the UK Listing Authority for admission to the Official List and have applied to the London Stock Exchange for admission to trading on its market for listed securities, we can give no assurance that an active trading market for the Ordinary Shares will develop or, if developed, be sustained following the closing of the Offer. If an active trading market is not developed or maintained, the liquidity and trading price of the Ordinary Shares could be adversely affected.

Publicly traded securities from time to time experience significant price and volume fluctuations that may be unrelated to the operating performance of the companies that have issued them. In addition, the market price of the Ordinary Shares, like the share prices of many publicly traded technology companies, may prove to be highly volatile. The market price of the Ordinary Shares may fluctuate significantly in response to a number of factors, many of which are beyond our control, including: variations in operating results in our reporting periods; changes in financial estimates by securities analysts; changes in market valuation of similar companies; announcements by us of significant contracts, acquisitions, strategic alliances, joint ventures or capital commitments; loss of a major customer; the inability to secure an adequate supply of raw materials from suppliers in a timely fashion; additions or departures of key personnel; any shortfall in revenues or net income or any increase in losses from levels expected by securities analysts; future issues or sales of Ordinary Shares; and stock market price and volume fluctuations, which are particularly common with respect to the securities of technology companies. Any of these events could result in a material decline in the price of the Ordinary Shares.

The Directors may apply the proceeds of the Offer to uses that Shareholders may not agree with and in ways that do not increase our profits or assist our share price.

The Directors will have considerable discretion in the application of the net proceeds received by us as a result of the Offer. Potential investors will not have the opportunity to assess whether the proceeds are being used appropriately. Potential investors must rely on the judgement of the Directors regarding the application of the proceeds of this Offer. The net proceeds may be used for corporate purposes that do not increase our profitability or increase our share price. Furthermore, they may be placed in investments that fail to produce income or that could lose value. See also "Use of Proceeds".

Insiders will continue to have substantial control over us after completion of the Offer, so potential investors may not be able to influence the outcome of some of our important decisions.

Upon completion of the Offer, the Directors will beneficially own, in the aggregate, approximately 8.75% of our outstanding shares (assuming no revocation of applications for Ordinary Shares by employees under the Employee Offer). As a result, these Shareholders will be able to exercise significant control over all matters requiring Shareholder approval, including the election of Directors and approval of significant corporate transactions, which could delay or prevent an outside party from acquiring control of the Company. The ability of insiders to prevent or delay these transactions could cause the price of the Ordinary Shares to decline.

US investors may be unable to participate in future rights offerings.

Under applicable legislation, we must offer preferential subscription rights to existing Shareholders on a pro rata basis when issuing new shares in the event that Shareholders have not waived this right. For reasons relating to US securities laws or other factors, US investors may not be able to participate in rights or other pre-emptive issues we may choose to make and may face dilution as a result.

Because the consolidated net tangible book value of each Ordinary Share will be substantially lower than the Offer Price, new investors will incur immediate and substantial dilution.

Investors who purchase Ordinary Shares in the Offer will experience substantial and immediate dilution in the net tangible book value of their investments. Net tangible book value per Ordinary Share represents the amount of total tangible assets less total liabilities, divided by the number of Ordinary Shares then outstanding. Dilution in net tangible book value per Ordinary Share represents the difference between the amount per Ordinary Share paid by purchasers in the Offer and the net tangible book value per Ordinary Share immediately after completion of the Offer. Shareholders will experience additional dilution upon the exercise of outstanding stock options or warrants to purchase Ordinary Shares.

PART I

OUR BUSINESS

Introduction

We design, develop, manufacture and sell a range of proprietary high performance integrated circuits combining analogue and digital technology, known as mixed-signal ICs. Our analogue-intensive mixed-signal ICs provide the essential user interface to digital information, by converting between real world analogue signals such as sound and light to the digital format used in computers and other electronic equipment. The features and performance characteristics of our mixed-signal ICs play a crucial part in determining the functionality and usability of a wide range of digital electronic products.

We sell a range of over 50 products to more than 150 customers worldwide. We have strategically targeted high-growth markets where we believe there is increasing demand for high volumes of mixed-signal ICs. Reflecting this strategy, our devices are found in a wide range of familiar items in the consumer and professional electronics markets, such as:

- digital audio products, including DVD players, hi-fi systems, games consoles, digital televisions and set-top boxes;
- digital imaging products, including scanners, multi-function peripherals and cameras; and
- portable devices, such as PDAs, MP3 players and mobile phones with multimedia features.

Our end customers include a variety of OEMs and ODMs including Apple, Compal, Canon, Hewlett-Packard, Microsoft, Mitac, Samsung and Toshiba.

We are a fabless semiconductor manufacturer and accordingly we outsource the capital-intensive manufacturing process, principally the production of silicon wafers, packaging and testing, allowing us to focus our resources on product development and marketing activities. We place significant emphasis on research and development and the introduction of innovative and technologically advanced new products. In the year ended 31 December 2002 we invested 14.6% of our turnover in research and development. In the 12 months to 30 September 2003 we had introduced 15 new products, with plans to introduce another 23 new products in the 12 months to 30 September 2004.

We founded our company in 1984 as a design house and by 1995 had designed over 100 ICs for specific customers. In 1995, we made the strategic decision to become a supplier of our own proprietary products, based on our accumulated design, product definition and product development expertise. Since then we have grown to employ over 120 people in 5 locations internationally, and have shipped over 50 million products in the last 12 months.

Our turnover has increased from $16.2 million in 2001 to $33.7 million in 2002. For the first six months of 2003, our turnover was $29.3 million, compared to $13.1 million in the same period of 2002. In 2001, we made a loss on ordinary activities before taxation of $1.1 million. In 2002, we made a profit on ordinary activities before taxation of $3.6 million. In the first half of 2003, we reported a profit on ordinary activities before taxation of $4.2 million.

Industry Background

Analogue and mixed-signal ICs are used to process real-world analogue signals representing sound, pressure, light, motion, electrical current and temperature and to convert them to and from the digital signals used in most modern electronic products. As the use of digital technology has expanded from computing applications, initially to communications and now to consumer applications, there is a growing need for analogue and mixed-signal interface technology to access digital information in the real world. The worldwide market for analogue and mixed-signal ICs was, according to Dataquest, an international market research firm, $27.8 billion in 2002 and is projected to grow at 15.6% annually to $49.7 billion in 2006.

The use of digital technology enables audio and video content to be digitised, easily replicated and transmitted. This ability, and the advent of the internet and broadband distribution, has set the stage for an increase in demand for a range of new, leading edge digital products. This demand is illustrated and driven by the following trends in our markets:

- ***Demand for higher quality music and video products***

  Since the invention of magnetic recording, there has been continuous demand for audio and video equipment to deliver increasingly realistic sound and pictures. The introduction of CDs first established

digital technology's pre-eminence in this sector, leading to Super VCD, DVDs, new audio formats (such as super audio compact discs (or "SACD") and DVD audio), multi-channel surround sound, home cinema and video games. Demand for products such as DVD players has generated one of the fastest developing markets in the history of consumer electronics. According to IDC, an independent market research company, the worldwide DVD player market is growing at a compound annual growth rate of 9.0%, and is predicted to reach $19.3 billion in 2007, representing approximately 116.8 million units. These and a range of digital hi-fi and video products for use in the home and the car, are requiring higher performance mixed-signal ICs for the generation of high quality sound and images.

- ***Development of digital image processing and digital cameras***

  The desire to capture and reproduce images digitally is driving the market for products that can scan, print and communicate images from documents. These multi-function peripherals (or all-in-ones), based on ink-jet printer technology, represent a rapidly growing market. According to IDC, the number of multi-function peripherals worldwide is predicted to exceed 19.9 million units in 2003 increasing to more than 33.0 million units in 2007. Many digital imaging products require high performance mixed-signal ICs to transform the analogue image data to a digital form for processing and storage.

  At the same time, introduction of the digital still camera is revolutionising photography. A desire for convenience, the ability to select and modify images from digital archives and the ability to send images over the internet are driving a rapidly growing market for new digital camera products. Reduced manufacturing costs have now led to retail prices at levels that are attractive to a mass consumer market, and sales volumes are predicted by IDC to increase from 28.0 million in 2002 to 73.7 million in 2006, growing at a compounded annual growth rate of 27.4%. A recent trend in the sector is the incorporation of video recording into digital still cameras, providing a demand for low-power audio sub-systems. Digital video cameras further extend this market.

- ***Demand for portable devices***

  Consumers are increasingly demanding portable devices that, in addition to simply facilitating communication, allow them to enjoy music, to take pictures and to communicate and exchange data at any time and in any location. Wireless technology and techniques for compressing digital audio files, such as MP3, and video formats, such as MPEG4, allow thousands of tracks of audio or full-length films to be stored in compact, low-power digital products. IDC predicts that the market will develop from 11.6 million units in 2002 to 31.7 million units by 2006. Further, the worldwide market for smart handheld devices (such as PDAs and smartphones) is, according to IDC, anticipated to grow from 17.1 million units in 2002 to 78.2 million in 2006. Multimedia features are also being added to current generation mobile phones and this trend is anticipated to accelerate with the introduction of 3G handsets and infrastructure. In 2002, approximately 4.5% of mobile phones sold worldwide incorporated camera modules. According to IDC, the number of these phones is predicted to rise from 19.3 million worldwide in 2002 to 215.9 million in 2006. In 2002, approximately 0.1% of mobile phones sold worldwide were MP3 enabled. According to IDC, the number of these phones is predicted to rise from 0.3 million worldwide in 2002 to 40.7 million in 2006. Manufacturers of portable products rely on advanced, low-power mixed-signal solutions that meet the specific demands of this type of product.

- ***Internet and broadband as a distribution medium***

  The expansion of broadband connections is increasing the use of the internet as a way of distributing media content. This is contributing to increased demand by consumers for digital devices to access such media. Recent announcements have been made by Apple and RealNetworks in the US and OD2 in Europe concerning music services that will allow consumers legally to download music for a modest fee per track. According to Apple, more than 10 million audio tracks have been sold through its iTunes Music Store service (a service that is focused around Apple's iPod hard disc based portable music player) since its launch. Such devices rely on advanced low-power consumption, high performance mixed-signal audio ICs.

- ***Growth of digital media services***

  Technology development coupled with global audio-visual media distribution have stimulated increasing global demand for consumer electronic products, such as set-top boxes for satellite/cable television, digital broadcast radios and internet based audio equipment. Such consumer electronic products rely on cost-effective mixed-signal ICs.

We believe that the increased use of digital technology in consumer products is driving demand for high performance mixed-signal ICs. The development and production of these ICs is a demanding task. Unlike the design of digital ICs, where product specifications are often pre-defined by international or commercial

standards, the creation of product specifications for mixed-signal ICs is particularly critical. Product specification must take into account the requirements of many customers, including their circuit and system-level performance needs, and produce a specification that will result in a cost effective component that can be sold across a broad customer base. Successfully undertaking this task relies on interaction between highly skilled, experienced engineers and the customers. The design of these ICs is also highly dependent on skilled and experienced analogue engineers. Such skilled and experienced engineers are not widely available and are concentrated in the relatively few companies who have invested in their development.

The technology and design techniques used in analogue-intensive mixed-signal ICs are different from those used in digital circuits. Digital ICs, which provide high-speed computation and logic functions, generally rely for their cost effectiveness on increasingly small geometry manufacturing processes. Their implementation involves the assembly of many hundreds of thousands or millions of a small number of elementary circuits in analogue transistors on a single device and is accomplished by means of automated logic synthesis and layout generation. Analogue-intensive mixed-signal ICs are required to achieve a combination of functionality and performance that is produced through detailed circuit design and a high degree of control over the manufacturing processes. Such ICs do not involve as many transistors as digital ICs, but the functionality of each analogue circuit within the IC is crucial to its overall performance and requires individual design using specialist circuit simulation techniques. Therefore, although many advances have been made in design automation techniques for digital design, this is not the case for analogue and mixed-signal design.

High performance analogue circuits require large device sizes to provide specific resolution, accuracy and low-power consumption. We believe this is incompatible with the requirements of cost-effective manufacturing of complex digital devices that require increasingly small geometry semiconductor process. We further believe that this incompatibility is leading to a separation of the manufacturing of advanced digital ICs from high performance analogue-intensive mixed-signal ICs, which will provide new opportunities for our products.

The Wolfson Solution

Our products and organisation provide our customers with the following benefits:

- ***Improved price/performance characteristics of interface functions***

  We provide manufacturers with a broad range of analogue-to-digital and digital-to-analogue converters and devices that provide audio input and output on the same IC (known as "codecs"), each of differing performance parameters for use in various audio and imaging applications, including consumer, high-end, portable and professional. Our integrated audio interface products, based on proprietary architectures, provide high signal-to-noise performance to produce quality sound reproduction from a small silicon area. Our imaging interface products provide an integrated analogue front-end to simplify (and hence reduce the cost of) the manufacture of digital imaging products. We believe that our products are differentiated from our competitors' products in the marketplace by their cost competitive sound quality and speed and resolution of image capture.

- ***OEMs are able to create attractive, leading-edge end products***

  We offer an existing broad portfolio of mixed-signal integrated ICs and invest significant resources into the ongoing development of new innovative low-power and high-performance products. These products allow OEMs to create end products of increasing sophistication and functionality to service the requirements of each of our key markets. Our proximity to our customer base by virtue of our international sales and technical support teams facilitates new product specification through an in-depth understanding of our customers' technical requirements and end product plans. This allows us to anticipate future product specification and demand.

- ***Reliable, high volume supply of critical components***

  We have become a recognised high volume supplier to several of the world's leading OEMs, satisfying their demanding supply and product quality assurance requirements. We have developed sophisticated planning and logistic capabilities that enable us to meet the complex requirements of supplying many different products in high quantities to many customers worldwide.

- ***Ongoing product evolution***

  Our marketing and new product definition activities are focused on the expansion and enhancement of our product lines so that we can provide a broad portfolio to meet emerging market demands whilst also servicing existing high volume markets. For example, we have recently introduced a six- and eight-channel surround-sound application for stereo devices, based on our earlier two-channel stereo product.

- ***Reduced time-to-market for our customers' products***

  Our focus within the digital audio, digital imaging and portable devices markets has enabled us to develop a high degree of system-level understanding in relation to mixed-signal IC requirements in these markets. Further, our approach enables us to re-use our design building blocks in new ICs. This combination allows us to specify and develop differentiated products that closely meet the requirements of a wide range of customers and applications, easing the task of incorporating our products into customer designs, and hence reducing the time-to-market for their products.

Our Competitive Strengths

We believe that our competitive strengths include:

- ***Product definition expertise***

  Our history as a design house and our in-house technical capabilities provide us with significant expertise and an extensive track record in the successful definition and design of mixed-signal ICs. A key element of our business model is the intensive dialogue we maintain with our customers in relation to developments and trends in their end markets and their new product requirements. Furthermore, our customers value the technical expertise that we bring to this interaction. We believe that this combination of our customer relationships at the product development level and our in-house product definition track record puts us at the forefront of technological developments for next generation products.

- ***Product realisation capability***

  Once a product has been defined, the design and production of cost-effective mixed-signal ICs that meet these specifications and can be sold to a broad range of customers is a technically demanding process. Furthermore, our end markets are constantly evolving and, to achieve sales and maintain selling prices means that time-to-market is of critical importance. The successful realisation of a product therefore requires significant engineering expertise and an effective development process, encompassing design, test and product qualification. We believe that our in-house processes and track record of success in this area represent a significant competitive advantage in our rapidly evolving markets.

- ***Proven sole source supplier***

  In the 12 months ended 30 September 2003 we delivered approximately 60 million critical components to our customers worldwide. For many of our customers we are a sole source supplier. We believe our customers' decisions to purchase from us are a reflection of their confidence in our ability to satisfy the complex logistical demands of their manufacturing processes with large volumes of technically advanced, reliable products. Our track record of meeting these requirements, which has been built up over the last decade, is a critical prerequisite to securing our customers' business.

- ***Management team***

  Our senior management team of 11 people has over 180 combined years of experience in the development, manufacture and sale of mixed-signal ICs. Our team has substantial experience and a successful track record of building and operating the business, delivering organic revenue growth, attracting, developing and retaining the technical expertise that is critical to executing our strategy. For more information on our team see "Management" in Part II of this document.

Strategy

Our strategy is to be a leading international supplier of a wide range of differentiated mixed-signal ICs to our targeted markets. Our aim is to expand the business profitability through providing a broad portfolio of innovative products and services to a worldwide customer base. To achieve these goals, we intend to:

- ***Target high growth, high volume markets***

  We intend to continue to target high growth, high volume markets that require high performance analogue-intensive mixed-signal interface and signal processing solutions to meet end product performance and price requirements. The markets we currently address include digital audio, digital imaging and portable devices. We believe that future demand for portable access to data, sound and images through mobile phones, PDAs and MP3 players will contribute to the growth of the portable device market while demand for improved audio and multimedia equipment for home and in-car

entertainment will drive the growth of the consumer electronics market. We believe that our technology and management expertise position us well to continue to provide leading edge ICs for these emerging markets.

- ***Develop and market a broad portfolio of innovative products in our targeted markets***

  To avoid dependence on particular applications or customers we intend to continue to expand and enhance our portfolio of products to address the requirements of many customers across a broad range of applications. We currently have a portfolio of over 50 proprietary products that are sold to over 150 customers worldwide and have introduced 15 new products in the 12 months to 30 September 2003. We plan to continue to develop differentiated products that command higher prices and gross margins. To achieve this, we intend to strengthen our product definition and design capabilities and focus on the development of product families that address the needs of a wide range of customers, avoiding dependence on particular customers and markets.

- ***Continue to develop leading design technology***

  Our innovative circuit design techniques are focused on developing high performance, low-power ICs that can be manufactured at low cost. Our team of highly skilled, mixed-signal engineers has been at the forefront of a number of developments in analogue signal processing and mixed-signal design for many years (such as chipsets for analogue mobile phones and scanner analogue front-end technology) and is dedicated to developing and designing innovative new products. Historically, we have chosen not to patent our products. In 2001 we changed this strategy and currently hold four patents and have filed a further seven patent applications. We intend to continue pursuing additional patents to protect our intellectual property.

- ***Expand sales, marketing and technical support organisations***

  We support our customers with a team of direct sales staff and field application engineers located in each of our offices in the United Kingdom, Japan, Taiwan and the United States. We also use a network of distributors, principally to provide supply logistics to customers. We plan to continue to invest in expanding our sales, marketing and technical applications activities to support our growing international customer base.

- ***Expand relationships with leading OEMs, ODMs and subcontract manufacturers***

  We sell to several of the world's leading OEMs, ODMs and subcontract manufacturers. We intend to expand our relationships more broadly with existing OEMs as well as to add additional OEMs to our portfolio of customers. This focus on industry-leading customers and their sub-contract manufacturers gives us an insight into future product requirements and to potentially high sales volumes. Our application engineers, marketing staff and design engineers work with strategic OEM and ODM customers to define and validate new product features and applications.

- ***Leverage design experience into new products and markets***

  We use technology with broad application and intend to re-use our design building blocks in new ICs that are developed for existing and future markets. Our current target markets continue to require products with new features and performance criteria. Based on our existing products and design expertise, we believe that we can rapidly introduce new products to meet these opportunities. To date we have focused on digital audio products, digital imaging products and the portable devices markets. However, we have shown that our technology and know-how can equally be applied to a broad range of similar markets requiring analogue-intensive mixed-signal ICs, including the professional audio, video, medical, automotive and industrial markets.

- ***Attract, maintain and develop leading mixed-signal engineering talent***

  We believe we have assembled a world-class team of engineers and commercial staff capable of developing and introducing innovative products. We further believe that our creative environment, combined with the public visibility of our customers' end products, provides an attractive combination for current and potential employees. We will continue to exploit these advantages to attract the best talent possible as our business expands, and expect to be employing approximately 30 new engineers by the end of 2004.

Products and Markets

We have mixed-signal product families that currently address three primary markets: digital audio, digital imaging and portable devices.

We currently offer over 50 products. Our top 10 and 20 selling products accounted for 63.7% and 83.4%, respectively, of our turnover in the first six months of 2003. The respective percentages of our turnover in that period of our top five products were 11.6%, 8.2%, 8.0%, 7.8% and 6.7%.

Products for Digital Audio

The digital audio product market includes DVD players, hi-fi systems, games consoles, set-top boxes and digital televisions. DVD players are one of the fastest growing consumer products, with annual worldwide sales expected to exceed 69.0 million units in 2003, according to IDC. Set-top boxes that enable the reception of digital broadcast content and digital televisions are also high volume products, with estimated global sales for set-top boxes alone of 22.8 million units in 2003. In addition, the internet and broadband communications have increased the ability to receive and share high quality music, video entertainment, voice and images. We believe that these new capabilities supported by the emergence of highly integrated audio/video appliances such as personal video recorders (like the TIVO system), streaming media centres and audio video receivers will drive demand for new generations of mixed-signal ICs.

For digital audio applications, we offer a family of products that provide audio output, converting digital audio signals to analogue waveforms (digital-to-analogue converters or "DACs"), audio input, converting analogue waveforms to digital audio signals (analogue-to-digital converters or "ADCs"), and codecs. The core intellectual property within these devices is high performance sigma-delta ADCs and digital-to-analogue converter sub-circuits. Devices within these families offer features that range from basic DAC, ADC and codec functionality to highly featured devices that combine the audio conversion circuits with precision analogue signal input and output amplification, mixing and multiplexing. Products within the families are also differentiated by audio performance levels, usually in terms of the ratio of signal-to-noise that can be achieved, a primary factor in determining the quality of audio signal perceived by the listener. We have DAC devices that range in signal-to-noise ratio performance from 99 to 120dB, a range of performance that allows application across the complete spectrum of consumer audio devices. This product range enables our products to be used at all price points in the end user market, from value products, such as low cost CD players and set-top boxes, to high end "audiophile" CD, DVD and audio visual equipment.

We offer a range of 26 products for digital audio application. During the 12 months to 30 September 2003, we introduced 6 new products in this category, and plan to introduce a further 12 new products during the 12 months to 30 September 2004. Examples of key products in this category include:

WM8725 This is a high-performance stereo DAC that we introduced in 1998 and designed for use in portable audio equipment, video CD players and similar applications. It is still one of our highest volume ICs. It comprises selectable normal or I2S compatible serial data interfaces for 16 to 24-bit digital inputs, high performance digital filters, and sigma-delta output DACs, achieving an excellent 99dB signal-to-noise performance.

WM8746 This is a high-performance 6-channel DAC that we introduced in 2001 and designed for audio applications such as DVD, home theatre systems and digital TV. It supports data input word lengths from 16 to 32-bits and sampling rates up to 192kHz and can convert up to 6 channels at sample rates from 8 to 192kHz. Additionally it supports 2 channels at 192kHz and 4 channels at 96kHz simultaneously. The WM8746 consists of a serial interface port, digital interpolation filters, multi-bit sigma-delta modulators and 6 DACs in a small 28-pin SSOP package.

WM8772 This is a multi-channel audio codec that we introduced in late 2002. It is ideal for DVD and surround sound processing applications for home hi-fi, in-car and other audio visual equipment. A stereo 24-bit multi-bit sigma-delta ADC is used. Digital audio output word lengths from 16 to 32 bits and sampling rates from 8 to 96kHz are supported. The 32-lead version allows separate ADC and DAC sample rates.

Products for Digital Imaging

The digital imaging market includes scanners, multi-function peripherals and cameras. High quality digital video and still cameras that store data in digital form and have the ability to transfer images over the internet are replacing traditional film-based products. The digital imaging market for semiconductor products involves image capture as well as image generation, with colour printers and document scanners being combined into multi-function peripherals to support both home and office image generation and capture. According to IDC, global multi-function peripheral shipments worldwide are expected to be approximately 20.0 million units in 2003 and increase by an average of 13.7% on an annual basis until 2007.

We have been at the forefront of technology development for image scanners with our innovative mixed-signal analogue front-end products for image capture and processing ICs. These products are used in document scanners, including those having USB 1.1 and USB 2.0 interfaces. They are also found in multi-function peripherals, which combine scanning and copying functionality with ink jet or laser printing, and colour digital copiers. Based on our pipeline conversion architecture, these ICs provide high performance solutions for the technically demanding task of preconditioning and converting the complex high speed analogue waveform that is emitted by charge coupled devices (or "CCDs"), contact image sensors (or "CISs") and linear image sensors into digital data.

Speed of conversion is a key performance parameter in this product family, as the speed of analogue-to-digital conversion dictates the time taken to scan or copy an image. Additionally, the resolution of the conversion, which is determined by the number of bits of data generated by the converter, determines final image quality. We offer a family of digital imaging products that have resolutions from 12 to 16 bits, and conversion speeds from 6 to 20Msps. Many of the products in the family share a common architecture and software control interface, allowing customers to easily upgrade the speed and/or resolution of their product with reduced re-development effort and shorter time-to-market.

Our range of products for digital imaging includes over 8 high resolution analogue front end products. During the 12 months to 30 September 2003, we introduced 2 new products in this category, and plan to introduce a further 2 new products during the 12 months to 30 September 2004. Examples of key products in this category include:

WM8150 This is a 12-bit analogue front-end/digitiser IC that we introduced in 2002 which processes and digitises the analogue output signals from CCD sensors or CISs at pixel sample rates of up to 8Msps. The device includes a complete analogue signal processing channel containing reset level clamping, correlated double sampling, programmable gain and offset adjust functions. Internal multiplexers allow fast switching of offset and gain for line-by-line colour processing. The output from this channel is time multiplexed into a high-speed 12-bit ADC. The digital output data is available in 4-bit wide multiplexed format. The WM8150 is available in a 20 pin SSOP small form factor package.

WM8199 This is a 16-bit analogue front-end/digitiser IC that we introduced in 2003. It is used for high speed applications which process and digitise the analogue output signals from CCD sensors or CISs at 20Msps and incorporates a 28 pin SSOP package.

The WM8199 is intended for use in high speed scanners, multi-function peripherals and digital copiers. It includes three analogue signal processing channels each of which contains reset level clamping, correlated double sampling and programmable gain and offset adjust functions. Three multiplexers allow single channel processing. The output from each of these channels is time multiplexed into a single high speed ADC.

Products for Portable Devices

The portable device market includes handheld devices, such as PDAs, MP3 players and the new generation of mobile phones with multimedia features. Audio features are also now included in many new portable electronic appliances, including digital video and still cameras. IDC estimates that the worldwide market for smart handheld devices (such as PDAs and smartphones) will be approximately 25.5 million units in 2003 and 78.2 million units in 2006. IDC estimates that the sale of compressed audio players, such as MP3, will increase from 11.6 million units in 2002 to nearly 31.7 million units in 2006. The worldwide mobile phone market is forecast to continue to grow with the support of new features such as GPRS, colour screens and mobile multi-

media messaging. In addition, the enhancement to data bandwidth along with higher levels of computing power, enables many new mobile phone applications such as streaming audio and video.

We have developed a range of products that are targeted at portable or battery-powered applications that require low-voltage and low-power circuit design. We have particular expertise in these types of low-voltage, low-power applications, which we gained in the development of customer-specific integrated circuits, or CSIC, products for mobile phones, as well as substantial expertise in audio sub-system architecture.

Our product family for portable applications is specifically targeted at portable audio players, PDAs and multimedia mobile phones. These innovative highly integrated products combine functions such as high performance digital-to-analogue converters, analogue-to-digital converters, headphone amplifiers, volume control, power management and novel clocking schemes to provide complete solutions in a small form factor. For mobile applications, our products include microphone and headphone switching features. For PDA applications our products combine multiple audio features with a touch screen controller.

We offer a range of 13 low power mixed-signal subsystems for portable applications. During the 12 months to 30 September 2003, we introduced 7 new products in this category, and plan to introduce a further 9 new products during the 12 months to 30 September 2004. Examples of key products in this category include:

WM8731 This is a very low power, high quality audio codec with integrated headphone driver, introduced in 2001 and designed for portable digital audio applications. It is currently used in, amongst other things, the Apple iPod. The device enables CD quality audio recording and playback, delivering 50mW of output power into a 16 Ohm load. The WM8731 has a typical power consumption of 8.5mW in playback mode and 24mW for simultaneous recording and playback (at 3.3V). In standby mode, the supply current is reduced to 50μA.

WM9712L This is a highly integrated input/output device designed for mobile computing and communications that we introduced at the beginning of 2003. The device can connect directly to a 4- or 5-wire touchpanel, mono or stereo microphones, stereo headphones and a mono speaker, reducing the total component count in the system. Additionally, phone input and output pins are provided for seamless integration with wireless communication devices. The WM9712L also offers up to four auxiliary ADC inputs for analogue measurements such as temperature or light, and five general purpose input/output pins for interfacing to control buttons or other digital devices.

The WM9712L operates at supply voltages from 1.8 to 3.6 Volts. Each section of the chip can be powered down under software control to save power. The device is available in small form factor quad flat no lead, or QFN, packages, ideal for use in hand-held portable systems, or in the industry standard thin quad flat-packed packages.

Customers

Our end customers (whether sold to directly, through distributors or agents) are internationally diverse and are primarily either OEMs or ODMs.

We currently have over 150 customers worldwide. Our top five end customers for the 12 months to 31 December 2002 represented 36% of total turnover. Our top five end customers for the six months ended 30 June 2003 represented 31% of total turnover.

OEM Customers

We supply our products to a range of large international OEMs (or their selected sub-contract manufacturers) and several specialist OEMs. Amongst our OEM customers are:

Digital Audio	Digital Imaging	Portable
Arcam	Canon	Apple
Harman Kardon	Epson	Chinon (Kodak)
Logitech	Hewlett-Packard	Samsung
Microsoft	Lexmark	Sony
Onkyo		Toshiba

ODM Customers

We also sell to a number of large ODMs, who provide complete design and manufacturing services for end products, which are branded and sold by the OEMs. Amongst our ODM customers are:

Digital Audio	Digital Imaging	Portable
Eastech	Primax	Compal
Handan	Silitek	Mitac
Hiteker		Wistron

Technology

We use standard CMOS wafer manufacturing technologies to implement all of our products. These technologies are currently available from a number of suppliers, including Chartered Semiconductor Manufacturing in Singapore, Hynix Semiconductor in South Korea and Taiwan Semiconductor Manufacturing Company, each of which is currently used by us.

The preferred technologies for analogue-intensive mixed-signal ICs, which require low noise and high voltage capability, tend not to be the leading-edge, small geometry technologies required for digital ICs. At present, our products are implemented on 0.6, 0.5 and 0.35 micron technologies, whereas digital ICs typically utilise processes at 0.18 microns and below. We make use of advanced mixed-signal production test equipment located at assembly and test subcontractors, and have standardised on the use of the Teradyne Catalyst equipment. A range of commonly available industry standard packages is used for all of our products. We offer products for portable applications in a range of small form factor QFN packages. These packages bring benefits to customers in terms of reduced circuit board area compared to conventional leaded packages.

Successfully addressing the challenges of mixed-signal IC development depends to a large extent on the technical skills of engineers. The development of analogue and mixed-signal design expertise typically requires years of practical design experience under the guidance of a senior engineer, and engineers with the required level of skill and expertise are in short supply. We have assembled a team of over 60 engineers, providing us with a wide range of technical expertise.

Manufacturing

We employ the fabless semiconductor business model, by which the capital-intensive manufacture of integrated circuits is outsourced to third parties. Products are manufactured, on a purchase order basis, by a number of leading sub-contractors. These sub-contractors supply wafer foundry services, chip packaging and product testing services, in each case under our supervision. The sub-contractors provide us with access to the latest processes, enabling us to include high product functionality and state of the art device performance and to offer customers the latest assembly techniques and materials. All of the third parties we use for manufacturing, testing and assembly have been certified to applicable specifications, which means that their operations have in each case been determined by independent examiners to comply with internationally developed quality control standards.

To date, we have generally used our sub-contractors on a purchase-order basis, which has enabled us to achieve competitive prices for each of our products. We regularly evaluate the benefits and possibility of entering into longer-term contracts with our sub-contractors. Further, we regularly evaluate the benefits of any alternative sub-contractors with the manufacturing requirements of our product road maps.

For wafer manufacture we currently use Chartered Semiconductor Manufacturing, Hynix Semiconductor and Taiwan Semiconductor Manufacturing Company. An additional source of manufacturing capacity is currently being evaluated. We use industry standard CMOS processes, and make use of technologically similar processes across our wafer suppliers to facilitate supply through alternative sources. We believe the manufacturing capacity and technologies available at our sub-contractors will meet our requirements for the foreseeable future.

Testing and assembly of our products is performed by each of Atlantic Technologies and SAATT in the UK, Hana Semiconductor in Thailand, Carsem in Malaysia and OSE in Taiwan. We have invested significant resources in, and own, all of the product testing and evaluation software and device specific test hardware we use in the manufacture of our products. To date we have purchased three Teradyne Catalyst test systems: one is used

in our Edinburgh office for test development, and the other two are used as production test systems at Atlantic Technologies.

Quality and Product Assurance

We place strong emphasis on product quality from initial design through final quality assurance for the end product. The quality system developed by us which is applied to all of our product development and operational activities has gained ISO9001:2000 accreditation. Products are individually tested using specialised test equipment and complex programmes to ensure that they meet required performance levels. In addition, products developed by us undergo demanding qualification procedures, including accelerated life testing and stress testing to ensure, as far as possible, fitness for manufacturing and the robustness of each product.

Sales and Marketing

We currently sell our products through a direct sales force and a network of distributors and agents in the main centres of product development and manufacture throughout the world. Our direct sales team actively supports sales and design-in activity for both our OEM and ODM customers worldwide, regardless of whether we sell to them directly or through distributors. To assist in the promotion of our products, we liaise with a number of semiconductor companies, such as Intel, Portalplayer, ESS, Zoran and Mediatek, to have our products specified as part of the reference designs that these companies promote to their end customers.

Our Taipei office, which we opened in 2000, is the centre of our activities for Asia Pacific (excluding Japan) and includes both sales and customer applications staff. In 2001, we opened an office in Yokohama to address the Japanese OEM/ODM market. We also opened a sales office in California in 2000, to support the growing OEM/ODM customer base on the west coast of the United States. This office was expanded to become our US sales headquarters and relocated to San Diego in 2002. Sales in Europe are supported by a direct sales office in Manchester, and the Edinburgh office provides sales administration and technical customer support. Currently we employ four technically experienced sales executives in Taiwan, three in Japan, four in the United States and two in the United Kingdom.

We also employ highly skilled field application engineers in each of our overseas offices, to provide local technical support and to assist in achieving design-ins at our customers. These technical experts also provide critical feedback of customers' requirements for incorporation into our future products. Our field sales and applications activities are supported by a technical applications department in Edinburgh which provides product demonstration hardware and software, user documentation and technical support aimed at accelerating the design-in process.

The direct sales force is supported by a distribution network, which is an important part of the supply chain, particularly in providing the logistical functions in Asian countries. We currently have a total of 26 distributors and agents worldwide.

Our marketing team acts as the interface between our technical development and sales teams, developing product road maps for our targeted areas and assisting management with the implementation of business development initiatives at a strategic level. The marketing activity evaluates strategic options and new market opportunities, defines new products and supports the sales and application staff with product literature. Our marketing department is comprised of 7 staff and is assisted by external communications agencies in the United Kingdom, Germany and in the United States.

Research and Development

The markets for our products are characterised by rapid technological changes and advances and we believe that a continuing substantial investment in research and development is therefore critical to our future success. Our research and development activities focus on the definition, design and development of innovative proprietary products. This involves the exploitation of existing intellectual property and the generation of new intellectual property in circuit design, algorithm development and system architectures.

We develop proprietary computer aided design (or "CAD") software facilities, including extensive architectural modelling and signal processing software that we use to assist in the design of our products.

We have developed extensive test and evaluation facilities that allow rapid characterisation of circuit performance and are closely coupled to production test development activities. The efficiency of production

testing, in terms of final test time, is an important factor for the final product cost and we believe that our extensive proprietary library of testing software provides us with a significant competitive advantage.

We have established close links with universities, including the University of Edinburgh and the University of Glasgow, to collaborate on research programmes, the use of diagnostic facilities and student participation. Over the last 4 years, we have sponsored 9 students through the master of engineering degree course at the University of Edinburgh, 7 of whom we have recruited. We have also recruited an additional 7 non-sponsored graduate engineers from universities within the same 4 year period. We have an ongoing programme to sponsor undergraduate engineering students.

We spent $4.9 million during 2002 related to the design, development and improvement of new and existing products and processes, compared to $2.8 million spent during 2001 and $2.7 million spent during 2000. As of 30 June 2003, we had 64 employees involved in research and development compared to 31 at the end of 2000.

Intellectual Property

We rely on a combination of patents, trade marks, copyrights, as well as employee and third-party non-disclosure agreements to protect our intellectual property. Historically we chose not to patent our products. We changed this strategy in 2001, however, and as of 30 September 2003 we had obtained four US patents and had filed for a further seven applications in the United States and in the United Kingdom. We now continue to seek patent coverage of our intellectual property where appropriate and we are considering applications for a further eight inventions. We believe, however, that our success depends more on the know-how, technical expertise and innovative abilities of our personnel than on our ability to rely on legal intellectual property rights.

Since we were founded in 1984, we have developed over 150 innovative ICs. As a result, we own considerable intellectual property and know-how. In the development of our products, we exploit a variety of advanced design tools to help reduce cycle time and decrease the risk of faulty prototypes (thereby reducing production costs and time-to-market), including an extensive suite of implementation software which has been developed by us for efficient design capture and physical circuit layout. Proprietary software is also used for both system-level modelling and the detailed analysis and design of our mixed-signal ICs. We believe that these complex proprietary software tools provide us with a competitive advantage over new entrants to this market.

Competition

The analogue and mixed-signal semiconductor markets in which we compete are characterised by technical change, price sensitivity and price erosion, although in each case to a significantly lower level than is experienced in the digital semiconductor market. We compete with a number of mixed-signal semiconductor suppliers. Some of these competitors are larger companies, including Analog Devices, AKM Semiconductors, Cirrus Logic, Philips Semiconductor, Rohm, Samsung Electronics and Texas Instruments (competing principally through its Burr Brown range of products). We also compete with a number of smaller companies with respect to specific product areas.

We believe that the principal competitive factors in our market are product design, performance, functionality, price, size, reliability, time-to-market, applications support and reputation. Also, our ability successfully to compete in our target markets depends upon a number of other factors, including our success in sub-contracting the manufacture, assembly and testing of our products, product quality and availability, production efficiency, the ability to achieve design wins and to begin volume production of products for particular OEM customers, end-user acceptance of the OEM customers' products, the timing of our new product introductions, market acceptance of competitors' products, our ability to maintain sales in the global market place and general economic conditions.

Dividends

For each of the years ended 31 December 2000 and 2001 there was no dividend paid or payable. In line with the Company's prior articles of association, for the year ended 31 December 2002 a cumulative dividend of £371,788 (approximately $620,812) was payable to the holders of the Preference Shares and £253,026 (approximately $422,503) was payable to the holders of the Ordinary Shares of £0.10 each and B Ordinary Shares. This equated to a dividend per share of £0.36 for the ordinary shares of £0.10 each and B Ordinary Shares and £0.0699 per share for the Preference Shares, in each case prior to taking into account the capital reorganisation referred to in paragraph 3.4 of Part VII—"Additional Information".

We intend to retain all of our future earnings for investment in the development and expansion of our business and do not currently expect to pay any dividends on our Ordinary Shares for the foreseeable future.

Facilities

Our Edinburgh headquarters are in a 22,500 square foot office space under two leases with the City of Edinburgh. Both of these leases expire on 18 April 2015, although we have an option to terminate both on 18 April 2006. We have additional sales offices in Yokohama, Japan; Taipei, Taiwan; and San Diego, California. In September 2003, we acquired a 48,000 square foot office in Edinburgh. We intend to continue to use at least some of our original headquarters building in Edinburgh for the foreseeable future. This new office is in the process of being fitted out and it is expected that we will occupy it early in 2004. We financed the acquisition of the new property with a loan of £9.0 million (approximately $15.0 million) from Bank of Scotland, which is secured by a floating charge and a standard security over the property.

Employees

As at 30 June 2003, we had 116 full-time employees, 81 of whom have technical degrees. As at 30 June 2003 we had 2 employees in Japan, 8 employees in Taiwan, 3 employees in the United States, and the rest were in the United Kingdom. The following table sets out the number of our full time employees by function at the dates indicated:

	As at 31 December			As at 30 June
	2000	2001	2002	2003
	(numbers)			
Research and development	31	38	47	64
Selling and distribution	17	26	39	40
Administrative	8	7	10	12
Total employees	56	71	96	116

None of our employees is subject to a collective bargaining arrangement and we have never experienced a work stoppage. We believe that our employee relations are good.

Insurance

It is our business policy to take out insurance to the extent appropriate for our business. We currently maintain insurance policies covering risks associated with our property, stock, debtor and political risk, travel, medical and employee liability, each in amounts appropriate to our business.

PART II

MANAGEMENT

Directors and Senior Management

The following table sets out information with respect to each of our Directors and members of senior management and their respective ages and positions as at the date of the Offer:

Name	Age	Position
Directors:		
David John Carey	67	Non-executive Chairman
Alastair David Milne	60	Chief Executive Officer and Managing Director
James Robert Craig Reid	48	Chief Technical Officer and Business Development Director
George Reginald Elliott	50	Chief Financial Officer and Finance Director
John Martin Urwin	43	Operations Director
Juergen Germies	40	Non-executive Director
Ross King Graham	56	Non-executive Director
Barry Michael Rose	58	Non-executive Director
Senior Management:		
Michael Gerard Clancy	47	Vice President Worldwide Sales
Peter John Frith	41	Vice President New Products
Julian Paul Hayes	39	Vice President Marketing
Colman Patrick Clarke	40	Director of Test Engineering
Andrew James Cringean	39	Director of Project Engineering
John Laurence Pennock	49	Director of Technology Team
Andrew Pringle	50	Director of Quality

Directors

David John Carey joined the Board in November 1998 as a non-executive director and became Chairman in January 2000. Mr Carey was a founding investor in Integrated Devices Technology, Inc., serving as a member of the board before becoming CEO and COO in 1982 and Chairman of the Board from 1991 to 1999. Mr Carey is chairman of the nomination committee and a member of the remuneration committee. In 1969, Mr Carey was a founder of Advanced Micro Devices Inc., where he held several operational management positions until 1978. Prior to that, Mr Carey worked on the development of the first integrated circuits at Fairchild from 1963 until 1968. Mr Carey has a degree in Electrical Engineering from Liverpool University.

Alastair David Milne co-founded the Company in 1984 and serves as the Chief Executive Officer and Managing Director. From 1973 to 1985, Dr Milne directed the Wolfson Microelectronics Institute at Edinburgh University, which developed CAD software and integrated circuit technology. Dr Milne was Vice President of the Royal Society of Edinburgh from October 1995 to September 1998, has a Doctorate in Physics from Bristol University and has been an Honorary Professor at the University of Edinburgh since March 1998. Dr Milne was awarded the OBE in 1985 for services to industry.

James Robert Craig Reid co-founded the Company in 1984 and serves as Chief Technical Officer and Business Development Director. From 1976 to 1985 Mr Reid held design engineering positions at RACAL-MESL, a microwave systems company, and at the Wolfson Microelectronics Institute. Mr Reid holds a First Class Honours Degree in Electrical and Electronic Engineering from the University of Edinburgh and is currently a Visiting Professor of Engineering Design at the University of Glasgow.

George Reginald Elliott joined us in January 2000 and serves as Chief Financial Officer and Finance Director. Formerly a partner of Grant Thornton he was previously Finance Director at Calluna plc and Business Development Director at McQueen International Ltd (now SYKES), where he was responsible for several major projects. Mr Elliott is a Chartered Accountant and has a degree in Accountancy and Finance from Heriot-Watt University.

John Martin Urwin joined us in 1994 and serves as Operations Director. From 1988 to 1994, Mr Urwin worked for Fujitsu Ltd. where he was Northern Europe Marketing Manager. Prior to that, Mr Urwin worked for National Semiconductor and Marconi Electronic Devices in major account management, test and product engineering roles. Mr Urwin has an Honours Degree in Electronic Engineering from Nottingham University.

Juergen Germies joined us in 2003 and serves as a non-executive director. Mr Germies is a Geschäftsführer (managing director) of WestLB and Panmure Growth Fund GmbH and head of value management in the business unit venture capital and private equity Mittelstand of WestLB AG. Before joining WestLB Group in 1996, Mr Germies spent six years in senior management positions in the accounts departments of Kloeckner-Werke AG, Germany, and Kautex Werke AG, Germany, whose activities included mechanical engineering, plastics processing and automotive components. Mr Germies holds a Diplom-Kaufmann degree.

Ross King Graham joined us in September 2003 and serves as a non-executive director and chairman of the audit committee. Mr Graham qualified as a chartered accountant with Arthur Young in 1969, and was made a partner of that firm in 1981. In 1987 Mr Graham joined Misys on its flotation as its Finance Director, where he played a key role in its acquisition strategy. In 1998 he decided to focus on corporate development, and is currently responsible for the execution of all of Misys' corporate transactions.

Barry Michael Rose joined us in 2001 and serves as a non-executive director and is chairman of the Company's remuneration committee. From 1993 to 2001 Mr Rose was Chief Executive of Scottish Provident UK. Prior to his appointment as Chief Executive of Scottish Provident UK he was head of Investments at Scottish Provident Institution backed up by more than 27 years' investment experience. Mr Rose is also a non-executive director of Baillie Gifford Shin Nippon plc, Liverpool Victoria Friendly Society and Scottish Environmental Protection Agency, of which he is Chairman of the Agency's audit committee. Mr Rose has an honours degree in Mathematics from Manchester University.

Senior Management

Michael Gerard Clancy joined us as Sales Manager in 1999 from Via Systems and was promoted to VP of Worldwide Sales in 1999. Prior to that, Dr Clancy worked for GEC Plessey Semiconductors (now Zarlink) from 1985 to 1997 in sales and sales management roles, with 5 years in the Asia Pacific Region. Dr Clancy has a PhD in Chemistry from Salford University.

Peter John Frith joined us as Analogue Design Engineer in June 1985. Prior to this he worked at MEDL. After designing many custom ASICs for Wolfson, Mr Frith led the communication design group and then managed the development of the audio product range. In 2000, Mr Frith changed his role with us and became VP of New Product Definition, responsible for the technical specifications of all new products. He is also responsible for the management of our Applications Group. Mr Frith was educated at Durham University where he obtained an Honours Degree in Physics and a Masters Degree in Microelectronics.

Julian Paul Hayes joined us as Audio Product Marketing Manager in May 1998 and was promoted to VP Marketing in 2000. Prior to joining us Mr Hayes worked for Analog Devices, Inc. from 1985 to 1998, most recently as Business Development Manager/Consumer Specialist. Mr Hayes has a Diploma in Marketing and an Honours Degree in Physics from Southampton University.

Colman Patrick Clarke joined us in 1990 and serves as Director of Test Engineering. Prior to 1990 he held various design evaluation and test engineering positions at Analog Devices, Inc. Mr Clarke holds a First Class Honours Degree B.E. (Elec) from University College Cork.

Andrew James Cringean has been with us since 1988. He joined us from Philips where he worked as a design engineer. Mr Cringean served in various progressive design engineering positions within Wolfson until he was appointed Director of Project Engineering in July 2000. Mr Cringean holds a First Class Honours Degree in Electrical and Electronic Engineering from the University of Edinburgh.

John Laurence Pennock first joined us in 1985 for a period of 5 years, he then rejoined us in 1995 and serves as Director of Technology Development. Dr Pennock has over 24 years experience in the design of a wide range of analogue integrated circuitry, including 7 years with Seagate and 12 years at Wolfson. He holds an MA in Electrical Sciences from Cambridge University and a PhD in Electronics from the University of Southampton.

Andrew Pringle joined us in April 2003 as Director of Quality. Prior to joining us Mr Pringle worked for Agilent Technologies as a Project Facilitator responsible for new product cycle time and quality improvement and at Calluna plc as Director of Quality. Mr Pringle has an Honours Degree in Physics from Glasgow University.

Corporate Governance

The Directors support high standards of corporate governance. The Combined Code Principles of Good Governance and Code of Best Practice contained in the report by the Committee on Corporate Governance (the "**Combined Code**"), as appended to the Listing Rules, currently recommends that the board of directors of a UK public company should include a balance of executive and non-executive directors, with non-executive directors

comprising at least one-third of the board. The Combined Code further recommends that a majority of non-executive directors should be independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement. It is the intention of Mr Germies to step down from the board of directors shortly after the Offer. In keeping with our support of corporate governance we have begun the process of finding a replacement for Mr Germies. Mr Germies has agreed to remain on the board until such time as his replacement is appointed. The Combined Code also provides that the remuneration committees of UK public companies should consist exclusively of non-executive directors who are independent of management and free from any business or other relationship which could materially interfere with the exercise of such directors' independent judgement. We intend to comply with the Combined Code in these respects and have put in place procedures to comply with the internal control aspects of the Combined Code.

We are aware of the revisions to the Combined Code, published on 23 July 2003, as a result of the recently published Higgs Report on the role and effectiveness of non-executive directors and the Smith Report on company audit committees. These revisions take effect for companies with reporting years beginning on or after 1 November 2003. We are reviewing our corporate governance arrangements in the light of the publication of these revisions to the Combined Code, in order to determine what changes are appropriate.

We established an audit committee and a remuneration committee in 2001. We have also established a nomination committee this year. We expect that the Board will meet at least six times per year and may meet at other times at the request of any Director.

The audit committee is chaired by Mr Graham, and its other members are Mr Rose and Mr Germies. Only non-executive Directors serve on the committee and members of the committee have no links with our external auditors. The audit committee normally meets not less than four times a year and meets the external auditors at least twice a year without the executive Directors present.

The audit committee is responsible for making recommendations to the Board on the appointment of the external auditors and their remuneration. The committee considers the nature, scope and results of the auditors' work and reviews (and reserves the right to approve) any non-audit services that are to be provided by the external auditors. It receives and reviews reports from management and the Group's auditors relating to the Group's annual report and accounts. The committee focuses particularly on compliance with legal requirements, accounting standards and the Listing Rules and ensuring that an effective system of internal financial and non-financial controls is maintained. The ultimate responsibility for reviewing and approving the annual report and accounts remains with the Board.

The remuneration committee is chaired by Mr Rose and its other members are Mr Carey, Mr Germies and Mr Graham. Only non-executive Directors serve on the committee and the members of the committee are independent of our management. The committee, which normally meets at least once a year, has responsibility for making recommendations to the Board on our policy for remuneration of senior executives, for reviewing the performance of executive Directors and senior management and for determining, within agreed terms of reference, specific remuneration packages for each of the executive Directors and members of senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes. In accordance with the committee's terms of reference, no Director may participate in discussions relating to his or her own terms and conditions of service or remuneration.

The nomination committee was established in 2003 and is chaired by Mr Carey, and its other members are Dr Milne and Mr Rose. A majority of the members of the committee are non-executive Directors. The committee, which is in its infancy, is to meet not less than once a year, has responsibility for considering the size, structure and composition of the Board, and retirements and appointments of additional and replacement directors and will make appropriate recommendations to the Board.

The identity of each of the chairmen of the committees referred to above will be reviewed on an annual basis. The membership of these committees and their terms of reference will be kept under review, in light of the recent changes to the Combined Code.

PART III

THE OFFER AND RELATED MATTERS

The Offer

The Offer comprises the Institutional Offer and the Employee Offer.

The New Ordinary Shares to be issued pursuant to the Institutional Offer and the Employee Offer will rank *pari passu* in all respects with the Existing Ordinary Shares and will rank in full for all dividends and other distributions hereafter declared, made or paid on our ordinary share capital. We do not anticipate paying cash dividends in the foreseeable future.

The Institutional Offer

The Institutional Offer, which is fully underwritten by the Underwriters in accordance with the terms of the Underwriting Agreement (further details of which are set out in Part VII "Additional Information" of this document), comprises an offer of 32,699,609 Ordinary Shares (assuming no offer of Existing Ordinary Shares pursuant to the Over-allotment Option) of which 11,650,953 New Ordinary Shares will be offered by us and 21,018,656 Existing Ordinary Shares will be offered by the Selling Shareholders. This represents approximately 32.14% in aggregate of our issued share capital immediately following Admission (assuming no revocation of applications for Ordinary Shares by employees under the Employee Offer). In addition, the Over-allotment Option has been granted by certain of the Selling Shareholders to Citigroup, on behalf of the Underwriters, to purchase, or procure purchasers for, up to an additional 4,944,435 Existing Ordinary Shares.

Under the Institutional Offer, Ordinary Shares will be offered to certain institutional and professional investors in the United Kingdom, the United States and certain other jurisdictions. Sales of Ordinary Shares in the United States will be made only to qualified institutional buyers, as defined in Rule 144A under the Securities Act, in transactions not requiring registration under the Securities Act. Certain restrictions that apply to the distribution of this document and Ordinary Shares in jurisdictions outside the UK are described in Part VII "Additional Information" of this document. All Ordinary Shares issued or offered for sale in the Institutional Offer will be sold at the Offer Price.

Two of our non-executive directors, Barry Rose and Ross Graham, have indicated that they wish to subscribe for 23,809 New Ordinary Shares and 9,523 New Ordinary Shares respectively. The Company has consented to these applications.

The Employee Offer

The deadline for receipt of applications pursuant to the Employee Offer was 5:00 p.m. on 8 October 2003. The number of Ordinary Shares applied for under the Employee Offer is 253,809. Any revocation of applications must be received by the Company by 12.00 noon on 17 October 2003. The Employee Offer is not being underwritten.

For each individual applicant, the minimum application for Ordinary Shares in the Employee Offer was £500 and the maximum application was £20,000. Multiple applications were not permitted under the Employee Offer.

Each of David Milne, our chief executive officer, and George Elliott, our chief financial officer, have applied for the maximum £20,000 of Ordinary Shares under the Employee Offer.

The detailed terms and conditions of application for Ordinary Shares under the Employee Offer are set out in the Employee Application Form, which has been sent to all Eligible Employees.

UK Eligible Employees will be subject to United Kingdom income tax and National Insurance contributions on the difference (if any) between the Offer Price and the market value of the Ordinary Shares that are the subject of the Employee Offer at the date such Eligible Employees become entitled to acquire such shares. Income tax and National Insurance contributions may also arise in the event that persons applying under the Institutional Offer are scaled back but the Employee Offer is not similarly affected. All income tax and the National Insurance contributions will be collected through the PAYE system. To the extent that such Eligible Employees do not put the appropriate Group company in funds within 90 days after the Ordinary Shares are provided to them in order that the Group may meet the PAYE liability, the Eligible Employees will be deemed for United Kingdom income tax purposes as receiving additional emoluments equal to the amount of tax and National Insurance contributions borne by the Group, even if the tax and National Insurance contributions are subsequently reimbursed by such Eligible Employees. The Group will be liable for employers' National Insurance contributions on the same basis as the employees' income tax charges are assessed calculated at a current rate of 12.8% of such difference. Employer's National Insurance contributions may also be due in respect of any deemed additional emoluments referred to above.

Allocation and Pricing

The Ordinary Shares allocated under the Institutional Offer will be underwritten by the Underwriters as described in the paragraph headed "Underwriting Arrangements" below. Allocations under the Institutional Offer will be determined at the discretion of the Underwriters. The proportions in which particular allocations of Ordinary Shares under the Institutional Offer will comprise New Ordinary Shares and Existing Ordinary Shares (and Existing Ordinary Shares that are made available pursuant to the Over-allotment Option) are at the discretion of Citigroup.

Allocations under the Employee Offer will be determined at our discretion.

All Ordinary Shares issued or sold pursuant to the Offer will be issued or sold, payable in full, at the Offer Price. Each investor undertakes to pay the Offer Price for the Ordinary Shares issued or sold to such investor in such manner as shall be directed by the Underwriters submitting a bid on behalf of each such investor. Liability for stamp duty and SDRT is described in paragraph 15 of Part VII "Additional Information" of this document

Over-allotment and Stabilisation

In connection with the Offer, Citigroup, on behalf of the Underwriters, may over-allot or effect transactions that stabilise or maintain the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in the Ordinary Shares, at levels above those that might otherwise prevail in the open market for a limited period after the issue date. However, there is no obligation on Citigroup to take such action. Such transactions may be effected on the London Stock Exchange, in the over-the-counter markets or otherwise and shall be carried out in accordance with applicable rules and regulations. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

In connection with the Offer, certain of the Selling Shareholders have granted to Citigroup, on behalf of the Underwriters, the Over-allotment Option exercisable, in whole or in part, upon notice by Citigroup for 30 days after the date of Admission and pursuant to which Citigroup may require such Selling Shareholders to sell up to 4,944,435 additional Existing Ordinary Shares at the Offer Price for the purposes, amongst other things, to meet over-allotments in connection with the Offer and to cover short positions resulting from stabilisation transactions. Any such Existing Ordinary Shares will be offered on the same terms and conditions as other Existing Ordinary Shares.

Save as required by law or regulation, Citigroup does not intend to disclose the extent of any over-allotment and/or stabilisation transactions under the Offer.

Dealing Arrangements

The Offer is subject to the satisfaction (or waiver) of conditions contained in the Underwriting Agreement, including the absence of any breach of warranty under the Underwriting Agreement and Admission occurring by 8:00 a.m. (London time) on 21 October 2003, or such later date as we may agree with Citigroup. Certain conditions are not capable of waiver. Further details of the Underwriting Agreement are set out in paragraph 14.1 of Part VII "Additional Information" of this document.

It is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange at 8:00 a.m. on 16 October 2003. All dealings in the Ordinary Shares between the commencement of conditional dealings and unconditional dealings will be on a "when issued basis" and at the risk of the parties concerned. If Admission does not take place, these dealings will not be settled and be of no effect.

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8:00 a.m. on 21 October 2003. It is expected that, where applicable, definitive share certificates in respect of the Offer will be posted from 27 October 2003 or as soon thereafter as is practicable. No temporary documents of title will be issued. Pending the despatch by post of definitive share certificates, transfers will be certified against the register held by the Registrars.

CREST

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. Upon Admission, the Articles will permit the holding of Ordinary Shares under the CREST system. We have applied for the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if any Shareholder so wishes.

CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. Institutional investors applying for Ordinary Shares under the Institutional Offer may, however, elect to receive Ordinary Shares in uncertificated form if they are a system-member (as defined in the CREST Regulations) in relation to CREST. It is expected that, unless placees elect otherwise, Ordinary Shares allocated pursuant to the Institutional Offer will be delivered in uncertificated form and settlement will take place on Admission through CREST.

Shares available under the Employee Offer will be eligible for CREST, but will nevertheless be issued in certificated form and successful applicants will therefore receive share certificates, which are expected to be distributed from 27 October 2003, or as soon as is practicable thereafter, to registered Shareholders by post. No temporary documents of title will be issued.

Underwriting Arrangements

We, the Selling Shareholders, the Directors and the Underwriters entered into the Underwriting Agreement on 16 October 2003 pursuant to which the Underwriters have agreed, subject to certain conditions, to procure subscribers or purchasers for or, failing which, to subscribe for or purchase themselves, the Ordinary Shares to be issued or sold in the Institutional Offer at the Offer Price.

The Underwriting Agreement contains a provision entitling the Underwriters to terminate the Underwriting Agreement at any time prior to Admission in certain circumstances. If this right is exercised, the Offer and these arrangements will lapse, Admission will not proceed, and any monies received in respect of the Offer will be returned to applicants without interest.

The Underwriting Agreement provides for the Underwriters to be paid commissions by us and the Selling Shareholders in respect of the Ordinary Shares issued or sold pursuant to the Institutional Offer and the Over-allotment Option.

Further details of the terms of the Underwriting Agreement are set out in paragraph 14.1 of Part VII "Additional Information" of this document.

Lock-up Arrangements

We, the Directors and the Selling Shareholders have separately agreed with each of the Underwriters to certain restrictions on the issue, offer, sale, transfer or disposal of Ordinary Shares (or interests therein) without the prior written consent of Citigroup (on behalf of the Underwriters). These restrictions are subject to certain exceptions, namely: in our case, we may issue and sell our Ordinary Shares pursuant to certain employee share option plans, share ownership plans or dividend reinvestment plans described in this document and in effect on the date of the Underwriting Agreement, or upon the conversion of securities or the exercise of warrants outstanding at the date of the Underwriting Agreement and as described in this document; and including, in the case of the Directors and the Selling Shareholders, transfers for *bona fide* purposes to certain connected persons (including spouses, parents, children and trusts) or affiliates respectively, acceptances of a general offer for Ordinary Shares in accordance with the City Code and certain other sales or transfers described more fully later in this document.

Approximately 24.13% of the Ordinary Shares in issue after the Institutional Offer (assuming no exercise of the Over-allotment Option and no revocation of applications for shares by employees under the Employee Offer) will be subject to lock-up arrangements.

Further details of the lock-up arrangements are set out in paragraph 14.1 of Part VII "Additional Information" of this document.

PART IV

FINANCIAL INFORMATION

Section A

Selected Financial Information

The following table presents selected financial information that has been derived from our audited financial statements as at and for the years ended 31 December 2000, 2001 and 2002 and our audited financial statements as at and for the six-month periods ended 30 June 2002 and 2003, in each case prepared in accordance with UK GAAP and included in Part V "Accountants' Report on the Group". The selected financial data should be read in conjunction with Section B of Part IV "Financial Information" set out on pages 32 to 41 of this document. This information has been extracted without material adjustment from Part V "Accountants' Report on the Group". Potential investors should read this document as a whole and not rely solely on this selected or any summarised information.

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars, except per share amounts)			(in thousands of US dollars, except per share amounts)	
Consolidated Profit and Loss Information:					
Turnover	$13,120	$ 16,178	$ 33,681	$13,099	$ 29,253
Cost of sales	(9,563)	(10,143)	(17,871)	(7,005)	(15,684)
Gross profit	3,557	6,035	15,810	6,094	13,569
Operating expenses	(5,779)	(7,204)	(12,524)	(4,792)	(9,578)
Other operating income	117	125	276	136	184
Operating (loss)/profit	(2,105)	(1,044)	3,562	1,438	4,175
Net interest (expense)/ income	(38)	(67)	66	61	(18)
Taxation on (loss)/profit on ordinary activities	—	3,830	(1,216)	(489)	(1,352)
Dividends paid and proposed on equity and non-equity shares	—	—	(885)	(191)	(213)
Retained (loss)/profit for the year for equity shareholders	$ (2,143)	$ 2,667	$ 1,527	$ 819	$ 2,592
(Loss)/profit on ordinary activities before taxation	$ (2,143)	$ (1,111)	$ 3,628	$ 1,499	$ 4,157
Basic (loss)/earnings per share	(3.61)	3.82	3.45	1.45	3.99
Diluted (loss)/earnings per share	N/A	3.52	2.57	1.08	2.98
Cash Flow Information:					
Net cash (outflow)/inflow from operating activities	$ (2,214)	$ (2,892)	$ 3,465	$ 1,145	$ 678
Net cash inflow/(outflow) from financing activities	4,561	6,781	1,494	(8)	1,107
Other Financial Information:					
Depreciation	$ 282	$ 531	$ 1,333	$ 530	$ 1,013
Capital expenditure	338	899	3,517	1,040	1,708
Cash	773	3,657	6,282	4,341	6,500

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of dollars)			(in thousands of dollars)	
Consolidated Balance Sheet Information:					
Tangible assets	$ 596	$ 952	$ 3,390	$ 1,532	$ 4,147
Current assets	4,453	13,938	20,760	15,666	25,957
Total assets	5,049	14,890	24,150	17,198	30,104
Creditors: amounts falling due within one year	(1,847)	(2,531)	(8,180)	(3,619)	(11,017)
Net current assets	2,606	11,407	12,580	12,047	14,940
Total assets less current liabilities	3,202	12,359	15,970	13,579	19,087
Creditors: amounts falling due after more than one year	—	—	(1,197)	(72)	(1,616)
Deferred income	(1,355)	(950)	(468)	(739)	(152)
Shareholders' funds	$ 1,847	$ 11,409	$ 14,305	$12,768	$ 17,319

Section B

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Part V of this document "Accountants' Report on the Group", from which the summarised information has been extracted, and with "Our Business" in Part I of this document. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements. Potential investors should read the whole document and not just rely on the summarised information set out below.

Overview

We design, develop, manufacture and sell a range of proprietary high performance integrated circuits combining analogue and digital technology, known as mixed-signal ICs. These analogue-intensive mixed-signal ICs provide the essential user interface to digital circuitry and their features and performance characteristics play a crucial part in determining the functionality and usability of digital electronic products.

We sell a range of over 50 products to over 150 customers worldwide. We have strategically targeted high-growth markets where we believe there is increasing demand for high volumes of mixed-signal ICs. Reflecting this strategy, our devices are found in a wide range of familiar items in the consumer and professional electronics markets, such as: digital audio products, digital imaging products and portable devices.

History

We founded our company in 1984 as a design house and by 1995 had designed over 100 ICs for specific customers. In 1995, we made the strategic decision to become a supplier of our own proprietary products, based on our accumulated design, product definition and product development expertise.

Our first standard products for digital image scanners were released during 1997. We continued to release new products to meet the various needs of the scanner and related imaging markets and in 1998 launched our first products targeted at the emerging multimedia consumer and digital audio markets. We released our first products for portable devices in 2001.

Factors Affecting Results of Operations

Impact of fabless business model

We use independent suppliers to manufacture substantially all of our products. As a result, we rely on these suppliers to allocate adequate capacity to produce the required quantities of our products on a timely basis. These arrangements allow us to avoid using our own capital resources to build manufacturing facilities and to focus those resources on the design, development and marketing of our products.

Impact of consumer electronics markets

The growth of our business will depend to a great extent upon growth in the consumer electronics markets. The increase in the CD and DVD markets over the last few years, as well as the introduction of new portable devices with increasing functionality, has contributed to our growth. See "Risk Factors—Our revenues are highly dependent on the growth of the consumer electronics market, including growth in digital audio, digital imaging, portable devices and other potential markets".

Product life cycle

The average selling price of an IC will generally fall over the product's life cycle. Our ability to increase sales, therefore, relies on our ability both to increase volume sales of existing products and to introduce new innovative products that are adopted by customers.

Sales and customers

We sell our products primarily to OEM and ODM customers, who incorporate the products in consumer products, and to distributors and agents who sell onto end customers. Our largest customer in the first six months

of 2003 was Hewlett-Packard, with sales amounting to 15.9% of turnover. Our largest product customer in both 2001 and 2002 was Microsoft, with sales amounting to 12.3% and 14.5% of our total turnover, respectively. In both 2001 and 2002, no other end product customer accounted for more than 10% of turnover. In 2001, however, approximately 11% of our total sales were attributable to Texas Instruments. These sales arose not from our product business but from our development of a range of products for Texas Instruments' catalogue range and was distinct from the product business. This development programme was intended to be a one-off and has not been repeated since. In 2000, our largest customer was Thomson, with sales amounting to 15.2% of our total turnover. In 2000, no other end customer accounted for more than 10% of turnover.

Until 2000, we relied mainly on distributors and agents as our primary sales channels. Since 2000, we have set up direct sales offices in Taiwan, Japan and the United States, with field application engineers assisting the sales effort in each office. We anticipate that direct sales will increase as a percentage of total sales going forward, but that we will continue to utilise our existing network of distributors as part of our sales strategy, to provide supply logistics and to support smaller customers.

We book revenue from a product in the region to which it is shipped. We believe that sales in the Asia Pacific region will increase as a percentage of total sales, due to the fact that OEMs are moving their manufacturing operations to that region. Turnover in Europe and the rest of the world is principally made up of products developed for our custom design business and is likely to remain small. We do not promote our custom business, although we expect this business to continue to generate some revenue. The gross margin on our legacy business has decreased over time due to product mix, which negatively affects our overall gross margin.

Seasonality

We believe that our turnover is seasonal, with turnover in the first half of each year generally being lower than in the second half. The reason for this is the build-up of consumer products manufactured by OEMs for the Christmas period in the second half of the year followed by a downturn in the period immediately following Christmas and the Chinese New Year. In the last few years we have grown rapidly masking the effect of any seasonality on our turnover.

Cyclicality

Our industry is cyclical. The semiconductor industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterised by production overcapacity, high inventory levels and accelerated erosion of average selling prices. The semiconductor industry also has experienced periods of increased demand and production capacity constraints. To date, we have not been able to assess fully the cyclical factors that we expect could affect our business.

Profit and Loss Accounts

The following describes certain line items in our profit and loss accounts:

Turnover: turnover is generated primarily from the sale of ICs, although we continue to receive some income from royalties and design services. We refer to turnover from our royalties and design services as our legacy business, and to the rest of our turnover as our product business. Revenue on the sale of ICs is recognised when products are shipped to customers, including distributors. We have no obligation to take back the products once they have been sold to the end customer or distributor and therefore the associated economic benefits pass to us and the amount of revenue can be measured reliably. Our products generally carry a one-year warranty. To date, product returns and warranty costs have been immaterial.

Royalty sales are recognised when product sales are notified to us by the relevant manufacturer. Design services income is recognised having regard to the nature and complexity of the project, the costs incurred to date and costs to complete, and the percentage of completion. Design services contracts have stage payment schedules which usually have an initial payment at the project commencement, intermediate stage payments and a final payment on completion. The time period between stage payments may be over six months in some contracts. Revenue taken on such contracts is calculated by taking into account projected costs to completion which is compiled based on projected man hours and having regard to the product complexity and costs incurred to date. In the later phases of the contract, costs to completion are the main factor considered in assessing what may reasonably be taken as revenue.

Cost of sales: cost of sales consists primarily of the cost of components comprising manufactured wafers, assembly and test charges and yield variances. Recently introduced products tend to have a higher per-unit cost of sales than more mature products. This is due primarily to the initial low volumes required by customers and higher costs associated with new processes and packaging. Generally, as production volumes increase, unit production costs decrease as the foundries and assemblers achieve greater economies of scale.

Distribution and selling costs: distribution and selling costs include personnel costs related to our operational, sales and support staff, marketing and promotion costs, overseas office costs, sales agents' commissions and freight charges.

Research and development expenses: research and development expenses consist primarily of engineering salaries, prototyping and production tooling costs, software licences and tools and depreciation specific to design and test equipment and IT systems hardware.

Administrative expenses: administrative expenses consist primarily of personnel costs related to the financial, accounting, human resources and administrative functions, together with associated overhead costs. In addition, administrative expenses include exchange rate translations, professional fees, insurance costs, facilities costs, depreciation and contract debt and bad debt provisions. To date, we have not experienced a significant amount of specific bad debt write-offs.

Other operating income: other operating income represents government grants received to assist us with costs in respect of development work, marketing and training.

Net interest income/(expense): interest income consists of interest received on bank deposits. Interest payable consists of interest paid on our bank overdraft and term loan facilities and finance charges payable in respect of finance leases.

Results of Operations

The table below sets out the summarised trading record of Wolfson as a percentage of turnover for the periods indicated.

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
Turnover	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	72.9	62.7	53.1	53.5	53.6
Gross profit	27.1	37.3	46.9	46.5	46.4(1)
Operating expenses:					
Distribution and selling costs	14.1	18.4	14.1	14.0	9.4
Research and development expenses	20.3	17.0	14.6	14.9	13.6
Administrative expenses	9.7	9.1	8.4	7.6	9.7
Total operating expenses	44.1	44.5	37.1	36.5	32.7
Other operating income	0.9	0.8	0.8	1.0	0.6
Operating (loss)/profit	—	—	10.6	11.0	14.3
Net interest (expense)/income	(0.3)	(0.4)	0.2	0.5	(0.1)
(Loss)/profit on ordinary activities before taxation	—	—	10.8	11.4	14.2
Taxation on (loss)/profit on ordinary activities	—	23.7	(3.6)	(3.7)	(4.6)
Retained (loss)/profit for the year for equity shareholders	—	16.5	4.5	6.3	8.9

(1) Gross profit as a percentage of turnover (or gross margin) comprises gross margin for products and for legacy business. The gross margin on our legacy business fell significantly in the first half of 2003 as compared to the same period in 2002, negatively affecting our overall gross margin. For further information please see "Results of Operation—Comparison of the Six Months Ended 30 June 2002 and the Six Months Ended 30 June 2003—Gross Profit."

Comparison of the Six Months Ended 30 June 2002 and the Six Months Ended 30 June 2003

Turnover. The table below sets out turnover for the six months ended 30 June 2002 and 30 June 2003, broken down by geographic area:

	Six Months Ended 30 June	
	2002	2003
	(in thousands of US dollars)	
Japan	$ 729	$ 1,769
Asia Pacific (other than Japan)	9,097	24,879
North and South America	1,927	815
Europe and the rest of the world	1,346	1,790
Turnover	$13,099	$29,253

In the first six months of 2003, our turnover increased by 123.3% to $29.3 million, from $13.1 million in the same period in 2002. This principally reflects increased sales of ICs for the imaging, consumer audio and portable markets. The increased consumer audio sales primarily reflected an increase in the number of our customers and our first substantial sales into Japan. The increase in imaging sales has principally been in ICs for multi-function peripherals, mainly to Hewlett-Packard. The increase in sales of ICs for the portable market has been primarily to manufacturers of PDAs and sales of ICs used in digital still cameras. The decrease in our sales to North and South America primarily reflected the trend that production of end products is being moved to Asia.

Gross Profit. In the first six months of 2003, our gross profits increased by 122.7% to $13.6 million, from $6.1 million in the same period in 2002. This was principally due to the increase in volume of sales and, to a lesser extent, due to increased product margins.

In the first six months of 2003 our gross margin was 46.4% compared to 46.5% in the same period in 2002. This decrease was principally due to the reduction in gross margin in our legacy business due to lower volumes of business and wafer sales which were sold at cost. Excluding our legacy business, gross margin on products in the first six months of 2003 was 49.2% compared to 45.6% in the same period in 2002. The increase in gross margin on products was mainly due to the introduction of more highly differentiated products in the second six months of 2002.

Distribution and Selling Costs. In the first six months of 2003, distribution and selling costs increased by 50.3% to $2.8 million, from $1.8 million in the same period in 2002. As a percentage of turnover, distribution and selling costs decreased to 9.4% in the first six months of 2003, from 14.0% in the same period in 2002. This was principally due to the increase in volume of sales in 2003 that exceeded the increase of distribution and selling costs, principally as we did not increase our sales staff in Japan and Taiwan in the first six months of 2003 as much as we had anticipated because of the outbreak of SARS in the region.

Research and Development Expenses. In the first six months of 2003, research and development expenses increased by 104.0% to $4.0 million, from $2.0 million in the same period in 2002. This was mainly due to increases in the number of engineering staff and increased expenses related to prototyping and production tooling costs. Reflecting an increase in turnover, the increased expenditure in research and development represented a decrease as a percentage of turnover, from 14.9% in the first six months of 2002 to 13.6% in the same period in 2003, which was in line with our planned level.

Administrative Expenses. In the first six months of 2003, our administrative expenses increased by 182.6% to $2.8 million, from $1.0 million in the same period in 2002. This was principally due to increases in consultancy fees in connection with the introduction of an improved manufacturing information system, insurance costs, exchange retranslation of monetary assets and liabilities as required by UK GAAP and increases in general provisions such as bad debt provisions and an accrued amount for bonus and profit sharing provisions. As a percentage of turnover, administration expenses increased to 9.7% in the first six months of 2003 from 7.6% in the same period in 2002.

Operating Profit. Reflecting the above factors, in the first six months of 2003 operating profits increased by 190.3% to $4.2 million from $1.4 million in the same period in 2002.

Taxation on Profit on Ordinary Activities. Our tax on profit on ordinary activities was a $0.5 million charge in the first six months of 2002 and a $1.4 million charge in the first six months of 2003, resulting in an effective tax rate of 33.0%. No tax is payable in respect of profits due to availability of tax losses. The effective tax rate at 30 June 2003 is higher than the enacted tax rates as there is some level of disallowable expenditure. We expect to reduce our effective tax rate in future periods through research and development tax credits subject to agreement with the relevant tax authorities.

Comparison of 2000, 2001 and 2002

The table below sets out turnover for each of the three years in the three-year period ended 31 December 2002, broken down by geographic area:

	Year ended 31 December		
	2000	2001	2002
	(in thousands of US dollars)		
Japan	$ —	$ 664	$ 1,789
Asia Pacific (excluding Japan)	9,893	10,112	25,496
North and South America	1,721	2,672	4,148
Europe and the rest of the world	1,506	2,730	2,248
Turnover	$13,120	$16,178	$33,681

Our turnover increased by 23.3% from $13.1 million in 2000 to $16.2 million in 2001 and by 108.2% to $33.7 million in 2002.

The increase in 2001 primarily reflected increased sales of consumer audio ICs, including initial sales to Microsoft for use in the X-box games console and an increase in sales of ICs for use in set-top boxes. In 2002, a number of factors led to the increase in turnover, including: a significant increase in digital imaging sales (including the first ICs for multi-function peripherals to Hewlett-Packard); a significant increase in the volume of consumer sales; and a substantial increase in sales of portable devices, which we first introduced in 2001. In addition, we had greater customer numbers in 2002 than 2001. We believe that these increases were to a large extent achieved through the efforts of our sales teams in our overseas offices in 2001 and 2002, and in particular an increased sales effort in Taiwan and the United States.

In 2002, turnover in Japan and Asia Pacific represented 81.0% of our turnover, up from 66.6% in 2001. A significant part of the increase in sales in the Japan and Asia Pacific region reflects the efforts of our sales force in our offices in Taiwan and Japan (which we opened in 2000 and 2001, respectively).

In 2001, turnover in Japan and Asia Pacific represented 66.6% of our turnover, down from 75.4% in 2000. The decrease in percentage terms of turnover in Asia Pacific region was due to the more rapid increase in sales to the North and South America region than in Japan and Asia Pacific: whilst sales in the Asia Pacific region more than doubled in 2002 over 2001 (mainly attributable to sales in China and South Korea), they more than trebled in North and South America. Turnover in the North and South America region has increased from representing 13.1% of our turnover in 2000 to 16.5% in 2001 but has fallen to 12.3% in 2002. This reflects initial sales of new generation consumer products, such as the Microsoft X-box games console, which are subsequently being produced in Asia Pacific. We believe that, over time, sales to Japan and Asia Pacific will account for a higher proportion of sales as more manufacturers shift production of end products to the region.

Gross Profit. Our gross profit rose by 69.7% from $3.6 million in 2000 to $6.0 million in 2001 and by 162.0% to $15.8 million in 2002. Cost of sales increased by 6.1% from $9.6 million in 2000 to $10.1 million in 2001 and by 76.2% to $17.9 million in 2002.

Gross margin increased from 27.1% in 2000, to 37.3% in 2001 and 46.9% in 2003. Excluding our legacy business, gross margin on products increased from 25.6% in 2000, to 36.7% in 2001 and 46.6% in 2002. The increase in gross margin in 2001 primarily reflects a reduction in cost of manufacturing through use of smaller geometry semiconductor processes and a reduction in our production costs, principally from efficiency improvements, derived from improved engineering for test and packaging solutions. In 2002, we introduced more highly differentiated products and achieved further cost reductions, principally through redesigning existing products. The improvement in gross margins also reflects higher turnover, resulting in lower unit manufacturing costs. Higher unit volumes also enabled us to secure more advantageous purchasing arrangements with suppliers.

Distribution and Selling Costs. Our distribution and selling costs increased by 61.3% from $1.8 million in 2000 to $3.0 million in 2001 and by 60.1% to $4.8 million in 2002. As a percentage of turnover, distribution and selling costs increased from 14.1% in 2000 to 18.4% in 2001 and decreased to 14.1% in 2002.

In 2001, the increase in distribution and selling costs was mainly due to an increase in sales and marketing staff and increases in expenditure on marketing communications as well as costs relating to the newly opened Taiwan sales office. In 2002, the increase was mainly due to the expansion of our sales offices in Taiwan and the

US, together with opening a new sales office in Japan. In addition, significantly increased volumes of sales resulted in a corresponding increase in freight costs and agents' commissions, as well as higher staff bonuses. Increased turnover in 2002 led to a decrease in distribution as a percentage of turnover in 2002 compared to 2001.

Research and Development Expenses. Our research and development expenditure increased by 3.5% from $2.7 million in 2000 to $2.8 million in 2001 and by 79.1% to $4.9 million in 2002.

The modest increase in research and development costs in 2001 over 2000 was partially off-set by a reduction in the average number of engineering staff in 2001. In 2002, there was a 23.7% increase in the number of research and development staff over 2001, which was reflected in the increased total research and development costs.

As a percentage of turnover, research and development expenses have decreased from 20.3% in 2000, to 17.0% in 2001 and 14.6% in 2002. The decrease in research and development expenses as a percentage of turnover reflects the substantial sales growth over the three-year period.

Administrative Expenses. Our administrative expenses increased by 15.9% from $1.3 million in 2000 to $1.5 million in 2001 and by 91.9% to $2.8 million in 2002. In 2002, a charge of approximately $0.5 million arose from the retranslation of monetary assets and liabilities from US dollars to pounds sterling. In 2002, we also incurred significant consultancy costs, fees for a postponed public offering and increased insurance premiums.

Other Operating Income. Our other operating income increased by 6.8% from $117,000 in 2000 to $125,000 in 2001 and by 120.8% to $276,000 in 2002. In 2000 and 2001, we received grants to cover a portion of our marketing and training costs. In 2002, we received a Strategic Projects Under Research ("SPUR") grant to assist with development of Class D audio products. We do not expect to receive any further training and marketing grants nor to receive any further income under the SPUR grant after 2003.

Operating (Loss)/Profit. Reflecting the above factors, our operating loss decreased by 50.4% from an operating loss of $2.1 million in 2000 to an operating loss of $1.0 million in 2001 and we made an operating profit of $3.6 million in 2002.

Net Interest (Expense)/Income. Net interest expense in 2001 increased by 76.3% to $67,000 from $38,000 in 2000. We had net interest income of $66,000 in 2002. Up until the final quarter of 2001, we made extensive use of our overdraft facility. We moved into a net interest income position in 2002, reflecting our issue of approximately $7.7 million of Preference Shares in late 2001 as well as having profitable operating activities in 2002.

Taxation on (Loss)/Profit on Ordinary Activities. Our tax on profit on ordinary activities was a $3.8 million tax credit in 2001 and a $1.2 million tax charge in 2002. In 2001 we reduced our net operating losses by $3.8 million when we recognised previously unrecognised deferred tax assets, which we would realise in the near future, and when we received a research and development tax credit. The benefits available in respect of tax losses were recognised because it was considered more likely than not that we would become profitable in the near future. While we provided for a tax charge in 2002, no tax is payable due to the availability of tax losses (reflecting a reversal of the deferred tax asset due to the utilisation of tax losses against trading profits made in the year).

Liquidity and Capital Resources

Liquidity

The table below sets forth the principal components of our cash flows for the periods indicated.

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Net cash (outflow)/inflow from operating activities	$(2,214)	$(2,892)	$3,465	$1,145	$ 678
Net cash inflow/(outflow) from financing activities	4,561	6,781	1,494	(8)	1,107

We have funded our operations to date with sales of securities, resulting in gross proceeds to us of approximately £15.0 million ($25.0 million), debt financing under the facilities described herein and financing under hire purchase, lease finance and operating leases. During 2002, cash generated from operating activities was $3.5 million, reflecting our increase in profitability. This compares to cash outflows from operations of

$2.2 million and $2.9 million in 2000 and 2001, respectively, as we incurred losses as described above. Our net cash inflow for the six months ended 30 June 2003 was significantly less than for the same period in 2002 due primarily to a higher volume of trade debtors at that time (though not reflecting an increase in our debtors days position).

Capital Resources

As of 30 June 2003, we had approximately $6.5 million of cash held, $2.8 million in term loans from Bank of Scotland and $0.2 million in finance leases. Cash inflow from operating activities in the six-month period ended 30 June 2003 was $0.7 million.

We have a term loan facility with Bank of Scotland for a total of £3.5 million (approximately $5.8 million). As at 30 June 2003, approximately $2.8 million was drawn down under this loan. The loan is repayable in August 2006 and bears interest at 1.5% per annum over LIBOR (currently 3.5%). We also have an overdraft facility up to a maximum of £1 million (approximately $1.7 million) with Bank of Scotland. Under the overdraft facility, Bank of Scotland has been granted a bond and floating charge (essentially, a floating charge with a repayment obligation attached) against our assets. This facility bears interest at the rate of 1.5% per annum over base rate. As of 30 June 2003, we had no borrowings under the overdraft facility.

In addition, in September 2003, we entered into a £9.0 million (approximately $15.0 million) loan agreement with Bank of Scotland to finance the acquisition of a building to provide an additional 48,000 square feet of accommodation in Edinburgh. The loan bears interest at the rate of 1.5% per annum over base rate. This loan is repayable quarterly over 20 years, with a two-year holiday on repayments. The loan is secured by a floating charge and a standard security over the property.

Contractual Commitments

The following table sets forth the Company's contractual obligations and their maturity dates as at 30 June 2003:

	Within 1 Year	Two to Five Years	Total
	(in thousands of US dollars)		
Bank loans	$1,294	$1,500	$2,794
Finance and hire purchase	122	116	238
Under operating leases	28	233	261

This table does not include the property loan noted above as this was not a contracted commitment at 30 June 2003.

Capital Expenditures

Total capital expenditure for the year ended 31 December 2000 was $0.3 million, rising to $0.9 million for the year ended 31 December 2001 and $3.5 million for the year ended 31 December 2002. For the six months ended 30 June 2003, total capital expenditure was $1.7 million, compared to $1.0 million for the same period in 2002. Capital expenditures in all three years were incurred to purchase computer equipment, plant and machinery and tooling. In 2002, we acquired two Teradyne Catalyst test units, in August 2003 we acquired a further test unit and in September 2003 we committed to acquiring a further test unit, at a total aggregate cost of approximately £2.25 million (approximately $3.76 million). We intend to continue to invest in design tools, test equipment and computing equipment and anticipate that this investment will increase in absolute dollar terms over time. We have also recently acquired an additional building in Edinburgh. Other than the fit-out of our new building and the investment in test equipment mentioned above, we currently have no anticipated material capital expenditure.

Disclosure of Market Risks

Substantially all our sales and variable costs are denominated in US dollars, while our overheads and other fixed costs are denominated primarily in pounds sterling. This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material. Although we do not currently do so, we may enter into currency hedging transactions to hedge a portion of these exposures. However, as our pounds sterling denominated transactions are significantly less than our US dollar denominated transactions, we have not to date considered it necessary to do so. See "Risk Factors—Our sales are denominated in US dollars, whilst our fixed costs are denominated primarily in pounds sterling, so exchange rate fluctuations may have an adverse effect on our business".

Interest is paid on the term loans and the overdraft at variable rates. We could, therefore, be affected adversely if interest rates were to rise significantly. We do not cap interest rates. We do not believe that there is a material market risk exposure to interest rate increases.

We deal with customers in many countries around the world. Consequently, there is a risk that a counterparty to a contract with us could default, leaving us with a credit exposure. We manage this risk by selling to a diverse group of customers to ensure that our exposure to no one client is too great and in certain cases obtain either letters of credit or advance payments. In addition, in other instances we take out credit insurance against the risk of default in payment.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements.

Current Trading and Prospects

We have recently experienced significant growth in our revenues, recording revenues of $33.7 million in 2002. This represents an increase of 108.2% over the previous financial year. In addition we have recorded revenues of $29.3 million in the first half of 2003, an increase of some $16.2 million or 123.3% over the same period in 2002. The net profit before tax in the first half of 2003 was $4.2 million, representing an increase of 177.3% over the comparable period in 2002.

We are experiencing encouraging market conditions and, based on the order book for the current financial year, we view the second half of the year with confidence.

Presentation of Financial Information

We prepare our financial statements in accordance with UK GAAP, which differs in certain significant respects from US GAAP. See paragraph 17 in Part VII "Additional Information" for a summary of certain of these differences.

Recent and Pending Financial Reporting Developments

New UK Accounting Standards

In November 2000, the Accounting Standards Board ("ASB") issued Financial Reporting Standard 17 "Retirement Benefits" ("FRS 17"). In November 2000, the ASB announced an extended transitional regime for FRS 17. This has the effect of extending the transitional disclosure period and deferring the mandatory requirement for full adoption until periods beginning on or after 1 January 2005. We are required to phase in the adoption of the disclosure requirements over the two financial years ended 31 December 2002 and 2003. We have continued to account for pensions under SSAP 24, whilst presenting the required disclosure under the transition rules of FRS 17: this is found in note 5.22 of the notes to the financial information in Part V "Accountants' Report on the Group". FRS 17 requires changes in the actuarial methods and assumptions and the method of accounting for scheme surpluses or deficits. Upon full adoption of FRS 17, the results of prior periods will also be restated to reflect its requirements. Adoption of the standard could result in more volatile pension charges from period to period if market valuations fluctuate materially.

FREDs

The ASB is adopting a phased transition to the conversion of existing UK GAAP to International Accounting Standards ("IAS") and plans to issue around 40 new standards or revisions to existing standards over the next two years, some of which have already been issued in the form of Financial Reporting Exposure Drafts ("FREDs"). It is also possible that by the implementation date set by the European Union, UK GAAP will not be fully aligned with International Financial Reporting Standards ("IFRS").

We will adopt any FREDs when they become effective as standards and part of UK GAAP. The transition of UK GAAP to IAS and/or the adoption of IFRS could possibly have a material impact on our financial position and reported results, although it is not possible for the Directors to quantify the impact at this time.

FRED 31, which was issued in November 2002, proposes that transactions involving the purchase of goods and services with payment made in shares or options should be measured at the fair value of the shares or

options. It will apply to all employee share and share option schemes, and cash incentive schemes where the amount of the cash payment is based on the share price, as well as all other share-based payment transactions involving goods and non-employee services. The period for comment expired on 7 March 2003, although the FRED is still subject to debate and potential revision. The current timetable proposed is for the ASB to issue a Financial Reporting Standard on 1 January 2004. If adopted in current form, this will have an impact on us when it becomes a standard with respect to options issued after 7 November 2002 which have not yet vested on the date on which the standard becomes effective.

International Financial Reporting Standards

In June 2002, the Council of Ministers of the European Union approved a regulation (the "EU Regulation") requiring all companies that are governed by the laws of a member state of the European Union and whose securities are admitted to trading on a regulated market of any member state to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The EU Regulation is to be effective for each financial year starting on or after 1 January 2005.

The International Accounting Standards Board ("IASB") issued IFRS 1 on the first time adoption of IAS on 19 June 2003. It is expected that there will be significant continuing developments in IFRS between now and 2005 and consequently there is uncertainty about exactly what IFRS will require in 2005. This uncertainty will be reduced as the IASB finalises and publishes its standards on other specific areas such as share based payments, business combinations, disposals of non-current assets and presentation of discontinued activities, and insurance contracts, and other proposed areas currently in contemplation by IASB.

Critical Accounting Estimates

The consolidated financial information includes accounts of the Company and its subsidiaries. Our accounting policies are summarised in note 5.1 of the notes to the financial information contained in Part V "Accountants' Report on the Group".

In preparing the consolidated financial information, the Directors have made their best estimates of and judgements as to certain amounts included in the financial information, giving due consideration to materiality. We regularly review and update these estimates when required. These estimates are based on historical experience and various other assumptions that the Directors believe are reasonable under the circumstances, the results of which form the basis for making the judgements about our values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions and conditions. Unless otherwise indicated, the Board does not believe there is a great likelihood that materially different amounts would be reported related to the accounting estimates and judgements described below. We consider the following estimates and judgements to be a list of the most significant that require management to make subjective and complex judgements or to consider matters that are inherently uncertain.

Allowance for Doubtful Debts

We continuously monitor collections and payments from customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. Such bad debts have historically been within our expectations and the provisions established. We cannot, however, guarantee that we will continue to experience the same credit loss rates that we have in the past.

Stock

Stock is valued at the lower of the actual costs of stock or its current estimated market value which is based on invoice price less a standard charge for packing and distribution. We record provisions for estimated obsolescence or unmarketable stock based upon assumptions about future demand and market conditions. If actual market conditions are less favourable than those projected by management, additional inventory provisions may be required.

Design Income

We recognise design income on contracts by taking into account the projected costs to completion, which is compiled based on projected man hours and having regard to the product complexity, and costs incurred to date. As noted already, in the later phases of the contract, our projected cost to completion is the main factor considered in assessing what may reasonably be taken as revenue. Associated costs are written off as incurred.

Where turnover on the contract exceeds payments on account an amount recoverable under contracts is established within current assets. Where payments on account exceed turnover a payment on account creditor is established within current liabilities. The level of income recognised is essentially a management decision having regard to the expected costs to complete and the complexity of the project.

Taxes

The determination of our obligation and expense for taxes requires an interpretation of tax law. We seek appropriate competent and professional tax advice before making any judgement on tax matters. Whilst we may believe that our judgements are prudent and appropriate, significant differences in our actual experience may materially affect our future tax charges. We recognise deferred tax assets and liabilities arising from timing differences where we have a taxable benefit or obligation in the future as a result of past events. We record deferred tax assets to the extent that we believe they are more likely than not to be realised. Should we determine that we would be able to realise our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income in the period that such determination was made. In 2001 we reduced our net loss for the year by $3.6 million when we recognised previously unrecognised deferred tax assets that we believed we would realise in the near future. At 30 June 2003, we have recognised potential deferred tax assets totalling $1.5 million, having realised approximately $2.1 million of the benefit recorded in 2001.

Pensions

The determination of our obligations and expense for pensions is dependent on our selection of certain assumptions used by actuaries in calculating amounts. Those assumptions are described in note 5.22 of the notes to the financial information contained in Part V "Accountants' Report on the Group" and include, amongst others, the discount rate, the expected long-term rate of return on plan assets and rates of increase in compensation. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in assumptions may materially affect the amount of our future pension obligations, future valuation adjustments in the statement of total recognised gains and our future employee expenses.

PART V

ACCOUNTANTS' REPORT ON THE GROUP

KPMG Audit Plc

Saltire Court
20 Castle Terrace
Edinburgh
EH1 2EG
United Kingdom

The Directors
Wolfson Microelectronics plc
Lutton Court
20 Bernard Terrace
Edinburgh
EH8 9NX

The Directors
Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London
E14 5LF

16 October 2003

Dear Sirs

Wolfson Microelectronics plc

We report on the financial information set out below. This financial information has been prepared for inclusion in the Listing Particulars dated 16 October 2003 (the "Listing Particulars") of Wolfson Microelectronics plc (the "Company").

Basis of preparation

Wolfson Microelectronics Limited was incorporated as a private company on 26 September 1984 and on 28 October 2002 re-registered as a public limited company. The financial information set out in paragraphs 1 to 5.27 is based on the audited financial statements of Wolfson Microelectronics Limited for the two years ended 31 December 2001 and six months ended 30 June 2002, and the audited financial statements of Wolfson Microelectronics plc for the year ended 31 December 2002 and for the six months ended 30 June 2003, after making such adjustments as we considered necessary. All figures are reported in US dollars.

Responsibility

Such financial statements are the responsibility of the directors of the Company who approved their issue.

The Directors of the Company are responsible for the contents of the Listing Particulars dated 16 October 2003 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements

underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Company as at the dates stated and of its results, cash flows and recognised gains and losses for the periods then ended.

The above opinion is provided solely on the basis of and in accordance with standards and practice established in the United Kingdom. In the United States, reporting standards and practice are different and the role of the reporting accountant does not provide for the expression of an opinion in the manner referred to above. Accordingly, this opinion should not be relied upon as if it had been provided in accordance with United States reporting standards.

1. Profit and loss accounts

	Notes	Year Ended 31 December			Six Months Ended 30 June	
		2000	2001	2002	2002	2003
		(in thousands of US dollars)				
Turnover	5.2	$13,120	$ 16,178	$ 33,681	$13,099	$ 29,253
Cost of sales		(9,563)	(10,143)	(17,871)	(7,005)	(15,684)
Gross profit		3,557	6,035	15,810	6,094	13,569
Operating Expenses:						
Distribution and selling costs		(1,844)	(2,974)	(4,760)	(1,834)	(2,757)
Research and development expenses		(2,658)	(2,750)	(4,924)	(1,957)	(3,992)
Administrative expenses		(1,277)	(1,480)	(2,840)	(1,001)	(2,829)
		(5,779)	(7,204)	(12,524)	(4,792)	(9,578)
Other operating income	5.3	117	125	276	136	184
Operating (loss)/profit	5.3	(2,105)	(1,044)	3,562	1,438	4,175
Interest receivable and similar income	5.6	64	55	96	64	45
Interest payable and similar charges	5.7	(102)	(122)	(30)	(3)	(63)
(Loss)/profit on ordinary activities before taxation		(2,143)	(1,111)	3,628	1,499	4,157
Taxation on (loss)/profit on ordinary activities	5.8	—	3,830	(1,216)	(489)	(1,352)
(Loss)/profit on ordinary activities after taxation		(2,143)	2,719	2,412	1,010	2,805
Additional finance costs on non-equity shares	5.9	—	(52)	—	—	—
Dividends paid and proposed on equity and non equity shares	5.9	—	—	(885)	(191)	(213)
Retained (loss)/profit for the period attributable to equity shareholders		$(2,143)	$ 2,667	$ 1,527	$ 819	$ 2,592
Basic (loss)/earnings per share	5.10	(3.61)	3.82	3.45	1.45	3.99
Diluted (loss)/ earnings per share	5.10	N/A	3.52	2.57	1.08	2.98

The above results relate wholly to continuing activities.

2. Balance sheets

	Notes	As at 31 December 2000	2001	2002	As at 30 June 2002	2003
		(in thousands of US dollars)				
Fixed Assets:						
Tangible assets	5.11	$ 596	$ 952	$ 3,390	$ 1,532	$ 4,147
Current Assets:						
Stocks	5.12	1,861	1,966	5,432	2,533	6,441
Debtors	5.13	1,819	8,315	9,046	8,792	13,016
Cash at bank and in hand		773	3,657	6,282	4,341	6,500
		4,453	13,938	20,760	15,666	25,957
Creditors: amounts falling due within one year	5.14	(1,847)	(2,531)	(8,180)	(3,619)	(11,017)
Net current assets		2,606	11,407	12,580	12,047	14,940
Total assets less current liabilities		3,202	12,359	15,970	13,579	19,087
Creditors: amounts falling due after more than one year	5.15	—	—	(1,197)	(72)	(1,616)
Deferred income	5.17	(1,355)	(950)	(468)	(739)	(152)
Net assets		$ 1,847	$11,409	$14,305	$12,768	$ 17,319
Capital and Reserves:						
Called up share capital	5.18	$ 547	$ 8,272	$ 9,152	$ 8,664	$ 9,381
Share premium account	5.19	13,579	12,353	95	—	98
Profit and loss account	5.20	(12,279)	(9,216)	5,058	4,104	7,840
		$ 1,847	$11,409	$14,305	$12,768	$ 17,319
Shareholders' Funds:						
Equity	5.21	$ 1,405	$ 4,071	$ 6,246	$ 5,137	$ 9,057
Non equity	5.21	442	7,338	8,059	7,631	8,262
		$ 1,847	$11,409	$14,305	$12,768	$ 17,319

3. Cash flow statements

	Notes	Year Ended 31 December 2000	2001	2002	Six Months Ended 30 June 2002	2003
		(in thousands of US dollars)				
Reconciliation of Operating (Loss)/ Profit to Net Cash Flow From Operating Activities:						
Operating (loss)/profit		$(2,105)	$(1,044)	$ 3,562	$1,438	$ 4,175
Depreciation charges		282	531	1,333	530	1,013
Loss on disposal of fixed assets		—	—	3	3	39
(Increase) in stocks		(512)	(153)	(3,257)	(474)	(873)
Decrease/(increase) in debtors		1,642	(2,621)	(1,396)	(849)	(5,121)
(Decrease)/increase in creditors		(1,515)	370	3,117	451	1,335
Exchange adjustments		(6)	25	103	46	110
Net cash (outflow)/inflow from operating activities		$(2,214)	$(2,892)	$ 3,465	$1,145	$ 678
Cash Flow Statement:						
Net cash (outflow)/inflow from operating activities		$(2,214)	$(2,892)	$ 3,465	$1,145	$ 678
Returns on investment and servicing of finance	5.23	(38)	(67)	66	61	(18)
Taxation (paid)/recovered		—	(49)	246	237	—
Fixed asset additions		(338)	(899)	(3,184)	(950)	(1,708)
Cash (outflow)/inflow before financing		(2,590)	(3,907)	593	493	(1,048)
Financing	5.23	4,561	6,781	1,494	(8)	1,107
Exchange adjustments		64	10	538	199	159
Increase in cash in the period		$ 2,035	$ 2,884	$ 2,625	$ 684	$ 218

	Notes	Year Ended 31 December 2000	2001	2002	Six Months Ended 30 June 2002	2003
		(in thousands of US dollars)				
Reconciliation of Net Cash Flow to Movement in Net Debt/Funds:						
Increase in cash in the period		$ 2,035	$2,884	$ 2,625	$ 684	$ 218
Capital element of finance leases	5.23	38	10	66	17	55
New bank loans (net of repayments)	5.23	—	—	(1,461)	—	(1,162)
New finance lease and hire purchase contracts		—	—	(334)	(129)	—
Movement in net funds in the period		2,073	2,894	896	572	(889)
Net (debt)/funds at start of period		(1,312)	763	3,657	3,657	4,430
Exchange adjustments		2	—	(123)	(5)	(73)
Net funds at end of period	5.24	$ 763	$3,657	$ 4,430	$4,224	$ 3,468

4. Statement of total recognised gains and losses

	Year Ended 31 December 2000	2001	2002	Six Months Ended 30 June 2002	2003
	(in thousands of US dollars)				
(Loss)/profit for the financial period	$(2,143)	$2,719	$2,412	$1,010	$2,805
Exchange movement through reserves	835	344	533	287	190
Total recognised gains and (losses) relating to the financial period	$(1,308)	$3,063	$2,945	$1,297	$2,995

5. Notes to the financial information

5.1 Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial information.

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with UK applicable accounting standards, including the adoption of FRS 18 'Accounting Policies' and FRS 19 'Deferred Tax'. The financial information has been prepared on the basis of the transitional arrangements of FRS 17 'Retirement Benefits'.

Basis of consolidation

The financial information has been prepared on a consolidated basis to include the financial statements of the Company and its subsidiary undertakings. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Turnover

Turnover represents the amounts (excluding value added tax) derived from the provision of goods and services to customers.

Turnover from product sales is recognised in the profit and loss account upon sale to the end consumer or, where the Company sells to its distributors, on sale to the distributor where there are no further obligations on the Company, and when the associated economic benefits are due to the Company and the turnover can be measured reliably.

Design income on specific contracts is recognised with respect to the stage of completion and the expected costs and time to complete. Turnover is recognised in a manner having regard to costs incurred to date, projected costs to complete and the stage of completion of the contract. Costs associated are written off to the profit and loss account as incurred. Where turnover exceeds payments on account, an amount recoverable under contracts is established and given within debtors.

Where payments on account exceed turnover, a payment received on account is established and given within creditors.

Royalty income represents revenue earned under joint product development agreements. Such revenue is earned and income is recognised when sales of the developed product to third parties for which royalty is due are confirmed to the Company.

Depreciation

Depreciation is provided on a straight line basis in order to write off the cost of tangible fixed assets to their estimated residual value over their estimated economic lives as follows:

Computer Hardware and Software	1-3 years
Plant and machinery	1-3 years
Motor Vehicles	4 years
Furniture and fittings	10 years

Leased assets

Tangible fixed assets which are acquired under finance leases and similar hire purchase contracts are capitalised at the market value of the assets at the start of the lease, and are depreciated over the shorter of their estimated economic lives or the term of the lease. Leasing payments are allocated between capital and interest. The interest element represents a constant proportion of the capital balance outstanding and is charged to the profit and loss account over the period of the lease. Outstanding obligations under the leases, net of finance charges, are included as liabilities.

Operating lease costs are charged to the profit and loss account as incurred.

Government grants

Government grants in respect of development work are recognised as income on a systematic basis to match them with the related costs that they are intended to compensate.

Stocks

Material stocks and work in progress are valued at the lower of cost (including attributable overheads as appropriate) and net realisable value.

Contract work in progress is stated at costs incurred, less those transferred to the profit and loss account, after deducting foreseeable losses and payments on account not matched with turnover.

Amounts recoverable under contracts are included in debtors and represent turnover recognised in excess of payments on account. Where payments on account exceed turnover, a payment received on account is established and given within creditors.

Research and development

Expenditure on research and development is charged to the profit and loss account in the year in which it is incurred.

Taxation

The charge for taxation is based on the results for the periods and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but are not reversed by the balance sheet date, except as otherwise required by FRS 19.

Reporting and functional currency

In the period covered by this report the Company has experienced a marked increase in the level and proportions of revenues and costs denominated in US dollars. Having regard to the levels of such transactions in the six months to 30 June 2003 and those anticipated for the remainder of the year the Company believes that the functional currency has changed to the US dollar during the current financial year. For this reason the reporting currency has been changed to US dollars in the six months to 30 June 2003 with prior period comparatives translated accordingly.

In accordance with generally accepted accounting standards in the UK, the opening balance sheet and prior year comparatives previously presented in Sterling have been restated by translation into US dollars at the relevant closing exchange rate, while profit and loss information, previously presented in Sterling has been restated by translation into US dollars at the relevant average exchange rate.

The exchange rates used are shown below:

	Profit And Loss Account Average Rate	Balance Sheet Closing Rate
Year ended 31 December 2000	1.5163	1.4938
Year ended 31 December 2001	1.4400	1.4554
Year ended 31 December 2002	1.5025	1.6099
Six months ended 30 June 2002	1.4443	1.5243
Six months ended 30 June 2003	1.6111	1.6502

Differences arising on the translation of prior period comparatives have been dealt with through reserves.

Currency translation

Transactions in currencies, other than Sterling, are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies, other than Sterling, are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Pensions

The financial information has been prepared in accordance with Statement of Standard Accounting Practice No. 24, though additional disclosures in accordance with FRS 17 have also been provided.

The Company operates a pension scheme providing benefits based on final pensionable pay. The assets of the scheme are held separately from those of the Company. Contributions to the scheme are charged to the profit and loss account so as to spread the cost over the anticipated average service lives of the Company's employees.

The Company also operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the Company in an independently administered fund. The amount charged to the profit and loss account represents the contributions payable to the scheme in respect of the accounting period.

Share options issued to employees

The Company recognises a charge to the profit and loss account where the amount by which the intrinsic value of any share options issued to employees exceeds their respective exercise prices at the date of grant. The intrinsic value is assessed by reference to the market value of the Company's shares. Where applicable, these costs are recognised over the vesting period.

5.2 Turnover

Turnover is attributable to the design, manufacture and supply of high performance mixed-signal integrated circuits.

An analysis of turnover by geographical destination is set out below.

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Japan	$ —	$ 664	$ 1,789	$ 729	$ 1,769
Asia Pacific (other than Japan)	9,893	10,112	25,496	9,097	24,879
North and South America	1,721	2,672	4,148	1,927	815
Europe and the rest of the world	1,506	2,730	2,248	1,346	1,790
	$13,120	$16,178	$33,681	$13,099	$29,253

5.3 Operating (loss)/profit

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Operating (loss)/profit is stated after charging:					
Depreciation of fixed tangible assets:					
—Owned	$ 245	$ 521	$1,220	$ 505	$ 908
—Leased	37	10	113	25	105
Operating lease costs:					
—Plant and machinery	14	16	23	9	19
—Other	106	101	177	51	116
Auditor's remuneration:					
—audit	15	17	18	—	23
—non audit services	27	65	191	27	34
Legal fees incurred in respect of postponed IPO preparation	—	—	206	—	—
And after crediting:					
Government grants	$(117)	$(125)	$ (276)	$(136)	$(184)

Other operating income comprises government grants received to assist the Company with revenue costs in respect of development work, marketing and training.

In addition to the amounts disclosed above, fees of $nil for the year ended 31 December 2000, $124,000 for the year ended 31 December 2001, $nil for the year ended 31 December 2002, $nil for the six months ended 30 June 2002 and $nil for the six months ended 30 June 2003, were paid to the auditors in respect of non audit services which were charged to the share premium account.

5.4 Remuneration of directors

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Directors' emoluments					
Fees	$ 6	$ 1	$ 20	$ 9	$ 13
As executives	487	482	566	261	395
	$493	$483	$586	$270	$408

Retirement benefits

Retirement benefits are accruing to the following number of directors under the defined benefit pension scheme:

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(number)				
Number of directors	4	4	4	4	4

Details of Directors' retirement benefits are as follows:

	Accrued Benefit at Period End	Increase in Accrued Benefits		Transfer Value of Accrued Benefit		
		Excluding Inflation	Including Inflation	At Period Start	At Period End	Increase Less Director's Contributions
	(in thousands of US dollars)					
Year Ended 31 December 2000:						
AD Milne	$70	$6	$8	$ 936	$1,002	$59
JRC Reid	36	3	5	284	308	17
GR Elliott *	2	2	2	—	16	11
JM Urwin	9	2	2	46	57	5
*member joined scheme during the year						
Year Ended 31 December 2001:						
AD Milne	$74	$3	$6	$ 921	$ 979	$49
JRC Reid	39	3	4	269	298	22
GR Elliott	4	2	2	15	31	9
JM Urwin	10	2	2	49	60	4
Year Ended 31 December 2002:						
AD Milne	$89	$5	$6	$1,034	$1,080	$35
JRC Reid	48	5	6	243	262	11
GR Elliott	6	2	3	26	39	5
JM Urwin	14	2	3	48	56	2
Six Months Ended 30 June 2002:						
AD Milne	$82	$4	$4	$ 968	$1,027	$51
JRC Reid	46	4	4	265	284	14
GR Elliott	5	2	2	27	35	3
JM Urwin	12	2	2	53	59	3
Six Months Ended 30 June 2003:						
AD Milne	$97	$6	$6	$1,200	$1,287	$80
JRC Reid	54	5	5	290	314	19
GR Elliott	8	2	2	41	51	5
JM Urwin	17	3	3	63	74	6

- Transfer values have been calculated using the minimum funding requirement basis.
- The transfer value at the period start (column 4) has been calculated assuming the member left at the beginning of the period but is valued as at the period end date.

The analysis of remuneration by director is set out below.

	Basic Salary	Bonus	Fees	Benefits in Kind	Total Emoluments
		(in thousands of US dollars)			
Year Ended 31 December 2000:					
DJ Carey *	—	—	—	—	—
AD Milne	$141	—	—	—	$141
JRC Reid	108	—	—	5	113
JM Urwin	89	—	—	9	98
GR Elliott **	121	—	—	14	135
JA Allcott ***	—	—	6	—	6
K Smith	—	—	—	—	—
	$459	—	$ 6	$ 28	$493

* appointed Chairman 14 January 2000
** appointed chief financial officer 3 January 2000
*** resigned 14 January 2000

	Basic Salary	Bonus	Fees	Benefits in Kind	Total Emoluments
Year Ended 31 December 2001:					
DJ Carey	—	—	—	—	—
AD Milne	$138	—	—	—	$138
JRC Reid	111	—	—	—	111
JM Urwin	88	—	—	9	97
GR Elliott	118	—	—	18	136
BM Rose *	—	—	1	—	1
K Smith **	—	—	—	—	—
	$455	—	$ 1	$ 27	$483

* appointed 22 November 2001
** retired 24 September 2001

	Basic Salary	Bonus	Fees	Benefits in Kind	Total Emoluments
Year Ended 31 December 2002:					
DJ Carey	—	—	—	—	—
AD Milne	$151	$ 8	—	$ 9	$168
JRC Reid	120	6	—	9	135
JM Urwin	102	5	—	6	113
GR Elliott	128	6	—	16	150
BM Rose	—	—	20	—	20
GK Lockwood *	—	—	—	—	—
D Tate **	—	—	—	—	—
	$501	$ 25	$ 20	$ 40	$586

* appointed 17 January 2002
** appointed 21 March 2002

	Basic Salary	Bonus	Fees	Benefits in Kind	Total Emoluments
		(in thousands of US dollars)			
Six Months Ended 30 June 2002:					
DJ Carey	—	—	—	—	—
AD Milne	$ 72	—	—	$ 5	$ 77
JRC Reid	57	—	—	5	62
JM Urwin	49	—	—	4	53
GR Elliott	61	—	—	8	69
BM Rose	—	—	9	—	9
GK Lockwood *	—	—	—	—	—
D Tate **	—	—	—	—	—
	$239	—	$ 9	$ 22	$270

* appointed 17 January 2002
** appointed 21 March 2002

	Basic Salary	Bonus	Fees	Benefits in Kind	Total Emoluments
Six Months Ended 30 June 2003:					
DJ Carey	—	—	—	—	—
AD Milne	$ 89	$ 24	—	$ 7	$120
JRC Reid	66	18	—	5	89
JM Urwin	64	18	—	5	87
GR Elliott	72	19	—	8	99
BM Rose	—	—	13	—	13
GK Lockwood	—	—	—	—	—
D Tate *	—	—	—	—	—
J Germies **	—	—	—	—	—
	$291	$ 79	$ 13	$ 25	$408

* resigned 26 May 2003
** appointed 24 June 2003

Benefits in kind principally comprise company cars, car allowance and fuel benefits. Details of the directors' interests in the share capital of the parent company at the end of each period are as follows:

	31 December			30 June	
	2000	2001	2002	2002	2003
			(number)		
Number of Ordinary Shares of 10p Each Held:					
DJ Carey	35,288	35,288	35,288	35,288	35,288
AD Milne	26,750	26,750	30,630	30,630	30,630
JRC Reid	9,453	9,453	9,453	9,453	9,453
JM Urwin	242	242	242	242	242
JA Allcott	—	—	—	—	—
GR Elliott	—	—	—	—	—
BM Rose	—	—	—	—	—
GK Lockwood	—	—	—	—	—
D Tate	—	—	—	—	—
J Germies	—	—	—	—	—
Number of Convertible Preferences Shares of £1 Held:					
DJ Carey	—	250,000	250,000	250,000	250,000

Details of the number, exercise dates and price (in sterling) of the directors' options over ordinary shares at the beginning and end of each period are given below.

	As at 1 January 2000	Cancelled During Year	Granted During Year	As at 31 December 2000	Exercise Price	Date From Which Exereisable	Expiry Date
DJ Carey	2,000	—	—	2,000	£20.00	20 November 2001	20 November 2005
	2,000	—	—	2,000	£15.14	19 November 2002	19 November 2006
AD Milne	2,000	—	—	2,000	£ 3.00	15 December 1998	15 December 2002
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	80	—	—	80	£29.02	05 September 2000	05 September 2004
	1,900	—	—	1,900	£15.14	17 December 2002	17 December 2009
	4,600	—	—	4,600	£15.14	17 December 2002	17 December 2006
JRC Reid	3,106	—	—	3,106	£ 3.00	15 December 1998	15 December 2005
	394	—	—	394	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,200	—	—	1,200	£15.14	17 December 2002	17 December 2009
	4,300	—	—	4,300	£15.14	17 December 2002	17 December 2006
JM Urwin	1,762	—	—	1,762	£ 3.00	15 December 1998	15 December 2005
	224	—	—	224	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,500	—	—	1,500	£15.14	17 December 2002	17 December 2009
	1,500	—	—	1,500	£15.14	17 December 2002	17 December 2006
GR Elliott	—	—	1,900	1,900	£15.14	03 January 2003	03 January 2010
	—	—	100	100	£15.14	03 January 2003	03 January 2007

	As at 1 January 2001	Cancelled During Year	Granted During Year	As at 31 December 2001	Exercise Price	Date From Which Exercisable	Expiry Date
DJ Carey	2,000	—	—	2,000	£20.00	20 November 2001	20 November 2005
	2,000	—	—	2,000	£15.14	19 November 2002	19 November 2006
AD Milne	2,000	—	—	2,000	£ 3.00	15 December 1998	15 December 2002
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	80	—	—	80	£29.02	05 September 2000	05 September 2004
	1,900	—	—	1,900	£15.14	17 December 2002	17 December 2009
	4,600	(4,600)	—	—	£15.14	17 December 2002	17 December 2006
	—	—	4,600	4,600	£15.00	17 December 2002	23 March 2011
JRC Reid	3,106	—	—	3,106	£ 3.00	15 December 1998	15 December 2005
	394	—	—	394	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,200	—	—	1,200	£15.14	17 December 2002	17 December 2009
	4,300	(4,300)	—	—	£15.14	17 December 2002	17 December 2006
	—	—	4,300	4,300	£15.00	17 December 2002	23 March 2011
JM Urwin	1,762	—	—	1,762	£ 3.00	15 December 1998	15 December 2005
	224	—	—	224	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,500	—	—	1,500	£15.14	17 December 2002	17 December 2009
	1,500	(1,500)	—	—	£15.14	17 December 2002	17 December 2006
	—	—	1,500	1,500	£15.00	17 December 2002	23 March 2011
	—	—	1,214	1,214	£15.00	23 March 2004	23 March 2011
GR Elliott	1,900	—	—	1,900	£15.14	03 January 2003	03 January 2010
	100	(100)	—	—	£15.14	03 January 2003	03 January 2007
	—	—	100	100	£15.00	03 January 2003	23 March 2011
	—	—	4,000	4,000	£15.00	23 March 2004	23 March 2011
BM Rose	—	—	—	—	—	—	—

	As at 1 January 2002	Exercised During Year	Granted During Year	As at 31 December 2002	Exercise Price	Date From Which Exercisable	Expiry Date
DJ Carey	2,000	—	—	2,000	£20.00	20 November 2001	20 November 2005
	2,000	—	—	2,000	£15.14	19 November 2002	19 November 2006
AD Milne	2,000	(2,000)	—	—	£ 3.00	15 December 1998	15 December 2002
	1,800	(1,800)	—	—	£25.00	18 August 2000	18 August 2004
	80	(80)	—	—	£29.02	05 September 2000	05 September 2004
	1,900	—	—	1,900	£15.14	17 December 2002	17 December 2009
	4,600	—	—	4,600	£15.00	17 December 2002	23 March 2011
	—	—	4,900	4,900	£20.00	20 March 2005	20 March 2009
			100	100	£20.00	20 March 2005	20 March 2012
JRC Reid	3,106	—	—	3,106	£ 3.00	15 December 1998	15 December 2005
	394	—	—	394	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,200	—	—	1,200	£15.14	17 December 2002	17 December 2009
	4,300	—	—	4,300	£15.00	17 December 2002	23 March 2011
	—	—	2,200	2,200	£20.00	20 March 2005	20 March 2009
			300	300	£20.00	20 March 2005	20 March 2012
JM Urwin	1,762	—	—	1,762	£ 3.00	15 December 1998	15 December 2005
	224	—	—	224	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,500	—	—	1,500	£15.14	17 December 2002	17 December 2009
	1,500	—	—	1,500	£15.00	17 December 2002	23 March 2011
	1,214	—	—	1,214	£15.00	23 March 2004	23 March 2011
	—	—	1,000	1,000	£20.00	20 March 2005	20 March 2009
	—	—	1,500	1,500	£20.00	20 March 2005	20 March 2012
GR Elliott	1,900	—	—	1,900	£15.14	03 January 2003	03 January 2010
	100	—	—	100	£15.00	03 January 2003	23 March 2011
	4,000	—	—	4,000	£15.00	23 March 2004	23 March 2011
BM Rose	—	—	—	—	—	—	—
GK Lockwood ...	—	—	—	—	—	—	—
D Tate	—	—	—	—	—	—	—

	As at 1 January 2003	Exercised During Period	Granted During Period	As at 30 June 2003	Exercise Price	Date From Which Exercisable	Expiry Date
DJ Carey	2,000	—	—	2,000	£20.00	20 November 2001	20 November 2005
	2,000	—	—	2,000	£15.14	19 November 2002	19 November 2006
AD Milne	1,900	—	—	1,900	£15.14	17 December 2002	17 December 2009
	4,600	—	—	4,600	£15.00	17 December 2002	23 March 2011
	4,900	—	—	4,900	£20.00	20 March 2005	20 March 2009
	100	—	—	100	£20.00	20 March 2005	20 March 2012
	—	—	2,200	2,200	£40.00	01 January 2006	01 January 2010
JRC Reid	3,106	—	—	3,106	£ 3.00	15 December 1998	15 December 2005
	394	—	—	394	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,200	—	—	1,200	£15.14	17 December 2002	17 December 2009
	4,300	—	—	4,300	£15.00	17 December 2002	23 March 2011
	2,200	—	—	2,200	£20.00	20 March 2005	20 March 2009
	300	—	—	300	£20.00	20 March 2005	20 March 2012
	—	—	820	820	£40.00	01 January 2006	01 January 2010
JM Urwin	1,762	—	—	1,762	£ 3.00	15 December 1998	15 December 2005
	224	—	—	224	£ 3.00	31 January 1999	31 January 2006
	1,800	—	—	1,800	£25.00	18 August 2000	18 August 2004
	1,500	—	—	1,500	£15.14	17 December 2002	17 December 2009
	1,500	—	—	1,500	£15.00	17 December 2002	23 March 2011
	1,214	—	—	1,214	£15.00	23 March 2004	23 March 2011
	1,000	—	—	1,000	£20.00	20 March 2005	20 March 2009
	1,500	—	—	1,500	£20.00	20 March 2005	20 March 2012
	—	—	790	790	£40.00	01 January 2006	01 January 2010
GR Elliott	1,900	—	—	1,900	£15.14	03 January 2003	03 January 2010
	100	—	—	100	£15.00	03 January 2003	23 March 2011
	4,000	—	—	4,000	£15.00	23 March 2004	23 March 2011
	—	—	880	880	£40.00	01 January 2006	01 January 2010
BM Rose	—	—			—	—	—
GK Lockwood	—	—			—	—	—
D Tate	—	—			—	—	—
J Germies	—	—			—	—	—

All share options become exercisable on a change in control of the company.

5.5 Staff number and costs

The average number of persons employed by the company (including directors) during the periods was as follows:

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
			(number)		
Design and development	37	35	44	42	57
Selling and distribution	17	22	35	31	44
Administration	6	5	7	7	8
	60	62	86	80	109

The aggregate payroll costs of these persons was as follows:

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
		(in thousands of US dollars)			
Wages and salaries	$3,166	$3,324	$4,967	$2,051	$3,639
Social security costs	282	261	362	152	331
Other pension costs	117	180	246	113	168
	$3,565	$3,765	$5,575	$2,316	$4,138

5.6 Interest receivable and similar income

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
		(in thousands of US dollars)			
Bank interest received	$64	$55	$96	$64	$45

5.7 Interest payable and similar charges

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
		(in thousands of US dollars)			
On bank loans and overdrafts	$ 94	$122	$22	—	$53
Finance charges payable in respect of finance leases	8	—	8	3	10
	$102	$122	$30	$ 3	$63

5.8 Taxation

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
		(in thousands of US dollars)			
UK corporation tax:					
Current tax on income for the year/period	—	—	$ 19	—	8
Withholding tax suffered	—	49	42	40	—
R&D tax (credit) in relation to prior year	—	(276)	—	—	—
Deferred tax (credit)/charge in relation to timing differences	—	(3,603)	1,155	449	1,344
	—	$(3,830)	$1,216	$489	$1,352

The current tax charge throughout the period varies from the standard rate of corporation tax in the UK of 30% over the period. The differences are explained below:

	Year Ended 31 December			Six months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Current tax reconciliation:					
(Loss)/profit on ordinary activities before tax	$(2,143)	$(1,111)	$3,628	$1,499	$ 4,157
Current tax at 30%	(643)	(334)	1,089	449	1,247
Effects of:					
Expenses not deductible for tax purposes	—	1	87	—	65
Capital allowances for periods in excess of depreciation	—	(91)	(174)	12	98
Other timing differences	—	(4)	—	—	—
Other	—	(16)	(2)	—	—
Utilisation of tax losses	—	—	(981)	(461)	(1,402)
Tax losses carried forward	643	444	—	—	—
Total current tax charge	—	—	$ 19	—	$ 8

No provision for corporation tax is required due to the availability of tax losses. The gross tax losses are estimated at approximately $9,962,000 at 31 December 2000; $9,504,000 at 31 December 2001; $8,114,000 at 31 December 2002 and amount to $7,653,000 at 30 June 2002 and $3,931,000 at 30 June 2003 and will be carried forward for utilisation against taxable profits in future years.

At 31 December 2001, in accordance with FRS 19, the Company recognised a $3.6 million net deferred tax credit and deferred tax asset, primarily relating to prior year tax losses expected to be realised in the near future. The deferred tax asset recognised in respect of these losses is included within debtors (refer note 5.13). Prior to this date, it was not appropriate to recognise a tax asset as the prospect of the Company generating taxable profits was considered too remote to justify such treatment. The tax asset which was not recognised at this date amounted to $3.0 million.

5.9 Dividends and other appropriations

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Equity shares:					
Participating dividend proposed	—	—	$380	—	—
Non equity shares:					
Dividends accrued at 5% on non-equity shares	—	—	456	243	213
Dividends previously appropriated (refer note 5.21)	—	—	(52)	(52)	—
Additional finance costs of non-equity shares	—	52	—	—	—
Participating dividends proposed	—	—	101	—	—
	—	$ 52	$885	$191	$213

5.10 (Loss)/earnings per share

Basic and diluted (loss)/earnings per share are calculated as follows:

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars, except per share amounts)				
Net (loss)/profit for the financial year/ period ("Basic (loss)/earnings")	$ (2,143)	$ 2,719	$ 2,412	$ 1,010	$ 2,805
Diluted net (loss)/profit for the financial year/period ("diluted (loss)/earnings")	(2,143)	2,719	2,412	1,010	2,805
Weighted average number of ordinary shares in issue	593,664	712,701	699,205	698,571	702,863
Diluted weighted average number of ordinary shares	610,453	773,425	938,165	936,919	942,830
Basic (loss)/earnings per share	(3.61)	3.82	3.45	1.45	3.99
Diluted (loss)/earnings per share	N/A	3.52	2.57	1.08	2.98

In calculating the diluted weighted average number of shares the fair value of ordinary shares (used in calculating the dilutive effect of share options) has been estimated as a weighted average of the actual prices obtained in transactions in the ordinary shares of the Company during the year/ period in question.

The net profit for the financial year end 31 December 2001 given above includes the credit in respect of the deferred tax asset (see note 5.8)

A reconciliation between the weighted average number of ordinary shares and the numbers of diluted shares is given below:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(weighted average number of shares)				
For basic earnings per share	593,664	712,701	699,205	698,571	702,863
Conversion of convertible Preference shares (weighted)	—	25,500	189,946	189,946	189,946
Exercise of share options	16,789	35,224	49,014	48,402	50,021
	610,453	773,425	938,165	936,919	942,830

5.11 Tangible fixed assets

	Plant and Machinery	Computer Hardware and Software	Leased Equipment	Furniture and Fittings	Motor Vehicles	Total
	(in thousands of US dollars)					
Cost:						
At 1 January 2000	$1,658	—	$ 232	$306	—	$2,196
Additions	294	—	—	14	30	338
Exchange adjustment	(125)	—	(17)	(23)	—	(165)
At 31 December 2000	$1,827	—	$ 215	$297	$ 30	$2,369
Asset reclassifications	(854)	1,045	(210)	19	—	—
Additions	726	153	—	20	—	899
Exchange adjustment	(13)	(26)	(5)	(8)	(1)	(53)
At 31 December 2001	$1,686	$1,172	—	$328	$ 29	$3,215
Additions	2,913	496	—	108	—	3,517
Disposals	(62)	(510)	—	(30)	—	(602)
Exchange adjustment	382	123	—	42	3	550
At 31 December 2002	$4,919	$1,281	—	$448	$ 32	$6,680
At 1 January 2002	$1,686	$1,172	—	$328	$ 29	$3,215
Additions	798	189	—	53	—	1,040
Disposals	(12)	—	—	—	—	(12)
Exchange adjustment	122	67	—	20	2	211
At 30 June 2002	$2,594	$1,428	—	$401	$ 31	$4,454
At 1 January 2003	$4,919	$1,281	—	$448	$ 32	$6,680
Additions	860	574	—	274	—	1,708
Disposals	—	—	—	(90)	—	(90)
Exchange adjustment	145	46	—	15	1	207
At 30 June 2003	$5,924	$1,901	—	$647	$ 33	$8,505

	Plant and Machinery	Computer Hardware and Software	Leased Equipment	Furniture and Fittings	Motor Vehicles	Total
			(in thousands of US dollars)			
Depreciation:						
At 1 January 2000	$1,304	—	$ 182	$ 127	—	$1,613
Charge for year	221	—	37	24	—	282
Exchange adjustment	(99)	—	(14)	(9)	—	(122)
At 31 December 2000	$1,426	—	$ 205	$ 142	—	$1,773
Asset reclassifications	(675)	866	(210)	19	—	—
Charge for year	341	147	10	26	7	531
Exchange adjustment	(11)	(21)	(5)	(4)	—	(41)
At 31 December 2001	$1,081	$ 992	—	$ 183	$ 7	$2,263
Charge for year	995	290	—	41	7	1,333
Disposals	(59)	(511)	—	(30)	—	(600)
Exchange adjustment	182	90	—	20	2	294
At 31 December 2002	$2,199	$ 861	—	$ 214	$ 16	$3,290
At 1 January 2002	$1,081	$ 992	—	$ 183	$ 7	$2,263
Charge for period	402	108	—	17	3	530
Disposals	(9)	—	—	—	—	(9)
Exchange adjustment	73	54	—	10	1	138
At 30 June 2002	$1,547	$1,154	—	$ 210	$ 11	$2,922
At 1 January 2003	$2,199	$ 861	—	$ 214	$ 16	$3,290
Charge for period	762	203	—	43	5	1,013
Disposals	—	—	—	(52)	—	(52)
Exchange adjustment	74	27	—	6	—	107
At 30 June 2003	$3,035	$1,091	—	$ 211	$ 21	$4,358
Net book value:						
At 31 December 2000	$ 401	—	$ 10	$ 155	$ 30	$ 596
At 31 December 2001	$ 605	$ 180	—	$ 145	$ 22	$ 952
At 31 December 2002	$2,720	$ 420	—	$ 234	$ 16	$3,390
At 30 June 2002	$1,047	$ 274	—	$ 191	$ 20	$1,532
At 30 June 2003	$2,889	$ 810	—	$ 436	$ 12	$4,147

Included in the total net book value of tangible fixed assets given above are assets held under hire purchase contracts. The net book value of, and depreciation charged in the periods for these assets is given below:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Net book value of assets under hire purchase contracts:					
— Plant and machinery	$ 10	—	$106	$ 87	$ 71
— Computer hardware and software	—	—	98	—	25
— Fixtures & fittings	—	—	32	38	25
	$ 10	—	$236	$125	$121
Depreciation on such assets for the period:					
— Plant and machinery	$ 37	$ 10	$ 11	$ 22	$ 21
— Computer hardware and software	—	—	93	—	76
— Fixtures and fittings	—	—	9	3	8
	$ 37	$ 10	$113	$ 25	$105

5.12 Stocks

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Material stocks	$1,861	$1,966	$5,432	$2,533	$6,441

5.13 Debtors

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Trade debtors	$ 990	$3,447	$5,047	$4,417	$ 9,939
Prepayments and accrued income	197	397	325	598	568
Amounts recoverable under contracts	351	183	298	123	356
Tax recoverable	—	280	—	—	—
Other debtors	281	366	586	314	670
Deferred tax asset	—	3,642	2,790	3,340	1,483
	$1,819	$8,315	$9,046	$8,792	$13,016

All the amounts above fall due within one year except for the deferred tax asset, which may fall due after more than one year.

The elements of deferred tax are as follows:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Difference between accumulated depreciation and capital allowances	—	$ 320	$ 167	$ 348	$ 272
Tax losses	—	3,322	2,623	2,992	1,211
	—	$3,642	$2,790	$3,340	$1,483

No deferred tax asset was recognised as at 31 December 2000 as the company did not then meet the criteria under FRS 19 for recognising an asset.

5.14 Creditors: amounts falling due within one year

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Bank loan	—	—	$ 536	—	$ 1,294
Trade creditors	1,388	2,136	5,148	2,532	7,057
Tax and social security	108	90	180	142	271
Obligations under finance lease and hire purchase contracts	10	—	119	45	122
Accruals and deferred income	341	305	1,172	644	997
Corporation tax	—	—	19	—	28
Dividends payable	—	—	1,006	256	1,031
Accrued dividends	—	—	—	—	217
	$1,847	$2,531	$8,180	$3,619	$11,017

5.15 Creditors: amounts falling due after more than one year

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Due after more than one year but within five years					
Bank loan	—	—	$1,030	—	$1,500
Obligations under hire purchase contracts/finance leases	—	—	167	72	116
	—	—	$1,197	$ 72	$1,616

Analysis of debt

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Debt can be analysed as falling due:					
— In one year or less, or on demand	$ 10	—	$ 655	$ 45	$1,416
— Between one and two years	—	—	655	46	1,408
— Between two and five years	—	—	542	26	208
	$ 10	—	$1,852	$117	$3,032

The bank term loan, denominated in sterling, is repayable in instalments of approximately £65,000 ($107,000) per month, which commenced in December 2002. Interest is payable monthly on a floating rate basis. The loan is secured by a bond and floating charge over the whole assets of the Company.

The maturity of obligations under finance leases and hire purchase contracts is as follows:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Within one year	$ 10	—	$119	$ 45	$122
In the second to fifth years	—	—	167	72	116
	$ 10	—	$286	$117	$238

5.16 Financial instruments

The Company's financial instruments comprise borrowings, cash on short term deposits and held in current accounts and liquid resources, and various items such as trade debtors and trade creditors which arise directly from the Company's operations.

The main purpose of the financial instruments is to finance the Company's operations. It is the Company's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Company's financial instruments are interest rate risk and foreign currency risk. The Company's policy is to manage liquidity risk by maintaining a balance between continuity of funding and flexibility through the use of overdrafts, bank loans, finance leases and hire purchase contracts.

Short term debtors and creditors have been excluded from the disclosures below.

All the Company's financial liabilities and assets as at 30 June 2003 were subject to variable interest rate agreements carrying a margin of 1.5% over UK LIBOR rate. The balance due on such loans at 30 June 2003 was $2,794,000. There are no loans which carry capped or fixed interest rates.

The Company's net funds which are the subject of floating interest rates, excluding finance leases and hire purchase contracts which generally carry fixed interest rates, are summarised below.

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Sterling borrowings	—	—	$(1,566)	—	$(2,794)
Sterling cash deposits	512	2,219	134	1,678	1,010
US dollar cash deposits	257	1,380	6,073	2,601	5,408
Other currencies (cash deposits)	4	58	75	62	82
Cash and deposits	773	3,657	6,282	4,341	6,500
Net funds	$773	$3,657	$ 4,716	$4,341	$ 3,706

Of the total cash balances at 30 June 2003, $3,000,000 was placed in deposit accounts with a weighted average maturity date of one week. All floating rates of interest are based on the current local bank deposit rate for that currency and account type as appropriate.

For all debt, short term assets and liabilities the book values and fair values are the same. The Company does have foreign currency exposure but has not entered into any derivatives or other forward exchange contracts as at 30 June 2003 or at any other period end dates.

5.17 Deferred income

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Advance on levies	$1,355	$950	$468	$739	$152

In September 1997 the Company entered into a joint product development and related service agreement. Under the terms of this agreement the Company received an advance payment of $2.0 million against which royalty deductions are made on sale of products by the Company's customer to a third party. The advance payment is interest free and is not repayable in the event that royalties from future sales are not sufficient to settle the balance.

5.18 Share capital

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(number)				
Authorised					
Equity shares					
Ordinary shares of 10p each	798,273	1,068,313	1,068,313	1,068,313	1,068,313
'B' Ordinary shares of 10p each	18,607	18,607	18,607	18,607	18,607
Non equity shares					
Deferred shares of £1 each	296,312	296,312	296,312	296,312	296,312
Cumulative convertible preference shares of £1 each	—	5,509,996	5,509,996	5,509,996	5,509,996
Equity shares	(in thousands of US dollars)				
Ordinary shares of 10p each	$ 120	$ 156	$ 172	$ 163	$ 176
'B' Ordinary shares of 10p each	3	3	3	3	3
Non equity shares					
Deferred shares of £1 each	$ 442	$ 431	$ 477	$ 451	$ 489
Cumulative convertible preference shares of £1 each	—	8,019	8,871	8,399	9,093
	$ 565	$ 8,609	$ 9,523	$ 9,016	$ 9,761

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(number)				
Allotted, called up and fully paid					
Equity shares					
Ordinary shares of 10p each	676,264	678,064	684,244	680,064	684,294
'B' Ordinary shares of 10p each	18,607	18,607	18,607	18,607	18,607
Non equity shares					
Deferred shares of £1 each	296,312	296,312	296,312	296,312	296,312
Cumulative convertible preferences shares of £1 each	—	5,318,496	5,318,496	5,318,496	5,318,496
Equity shares	(in thousands of US dollars)				
Ordinary shares of 10p each	$ 102	$ 98	$ 111	$ 104	$ 113
'B' Ordinary shares of 10p each	3	3	3	3	3
Non equity shares					
Deferred shares of £1 each	$ 442	$ 431	$ 477	$ 451	$ 489
Cumulative convertible preference shares of £1 each	—	7,740	8,561	8,106	8,776
	$ 547	$ 8,272	$ 9,152	$ 8,664	$ 9,381

During the year ended 31 December 2000, 165,000 ordinary shares of 10p each were issued for a total consideration of £3,250,500 ($4,929,000) to provide working capital for the continued growth of the company. In addition 1,100 ordinary shares of 10p each were issued for a total consideration of £3,300 ($5,000) in respect of the exercise of employee share options.

During the year ended 31 December 2001, 1,800 ordinary shares of 10p each were issued for a total consideration of £5,400 ($8,000) in respect of the exercise of employee share options. In July 2001, 50,357 ordinary shares of 10p each were issued for a total consideration of £1,409,996 ($2,030,000). On 12 November 2001 5,318,496 cumulative convertible preference shares of £1 each were issued for a consideration of £5,318,496 ($7,658,000). At this time, the company also repurchased 50,357 ordinary shares for an aggregate consideration of £1,409,996 ($2,030,000) funded by the proceeds of the issue of cumulative convertible preference shares. The repurchased ordinary shares were subsequently cancelled.

During the year ended 31 December 2002, 6,180 ordinary shares of 10p each were issued for a total consideration of £66,000 ($99,000) in respect of the exercise of employee share options.

During the six months ended 30 June 2002, 2000 ordinary shares of 10p each were issued for a total consideration of £6,000 ($9,000) in respect of the exercise of employee share options.

During the six months ended 30 June 2003, 50 ordinary shares of 10p each were issued for a total consideration of £750 ($1,000) in respect of the exercise of employee share options.

Shareholders' Rights

The cumulative convertible preference shares carry a right to a fixed cumulative preferential dividend of 5% per annum on the nominal value of those shares and on any accrued dividends in priority to any payment of dividend to the holders of any other class of shares in issue. The dividend accrues on a daily basis from the date of issue of the cumulative convertible preference shares.

In the event of:

(a) an underwritten public offering of the Company's issued share capital (excluding the Deferred Shares) in which:

  (i) the gross proceeds due to the Company (before commission and expenses) exceeds £7,500,000 ($12,377,000); and

  (ii) the price per Ordinary Share (and on the underwritten price of the offering) exceeds £49, subject to adjustment (a "Qualifying Public Offer"); or

(b) the listing or admission to trading of any share capital of the Company or any member of its Group on any recognised stock market or securities exchange (a "Listing"); or

(c) any transaction which results in:

  (i) a change of control of the Company; or

  (ii) the sale, assignment, transfer or other disposal by the Group of all or substantially all of the Group's assets, occurring prior to 21 September 2004,

then the accrued dividends on the cumulative preference shares shall be cancelled and shall not be payable by the Company.

Dividends accrued and payable on cumulative convertible preference shares amounted to $nil at 31 December 2000; $52,000 at 31 December 2001; $1,006,000 at 31 December 2002; and $256,000 at 30 June 2002 and $1,248,000 at 30 June 2003. In the event of a Qualifying Public Offer, $217,000 of accrued dividend at 30 June 2003 will not be payable.

Subject to payment of accrued and payable dividends on the cumulative convertible preference shares, a participating cumulative cash dividend equal to 20% of the net profit for the financial year is payable to the holders of the ordinary shares, B ordinary shares and the cumulative convertible preference shares.

Deferred shares have no rights to dividends. In the event of a Qualifying Public Offer or Listing the Company will either leave the deferred shares in place, or enter into a buy back arrangement pursuant to section 164 Companies Act 1985.

The holders of cumulative convertible preference shares are entitled at any time to convert all or any such shares into fully paid ordinary shares on the basis of notionally aggregating the nominal value of such shares in order to subscribe for ordinary shares at a price per ordinary share which is currently £28. The directors may effect conversion in such manner as they may determine, including by consolidating the cumulative convertible preference shares into one undesignated share and sub-dividing each consolidated share into shares of 10 pence each which shall be re-designated as ordinary shares and non-voting deferred shares. The cumulative convertible preference shares will be converted into ordinary shares automatically on the occurrence of a Qualifying Public Offer or Listing as provided for in the articles of association.

The 'B' Ordinary Shares shall be converted into ordinary shares at the rate of one ordinary share for each one 'B' Ordinary Share in the event of a Listing, as provided for in the articles of association. The directors may however determine to effect conversion, on a similar basis, by redeeming the 'B' Ordinary Shares at a price equal to the subscription price paid or they can convert by means of consolidating the 'B' ordinary shareholding and then subdividing into ordinary shares at the applicable conversion rate of one ordinary share for every one 'B' ordinary share. Any balance shall be re-designated as 'A' deferred shares.

On a return of assets on liquidation or otherwise, the assets available for distribution to its members shall first be applied in paying to the cumulative convertible preference shareholders the nominal value of the issued and outstanding convertible preference shares plus any accrued dividends whether or not such dividend has been earned or declared. Secondly, the assets shall be applied in paying to the deferred shareholders as a class 114p per share. Thirdly, the assets shall be applied in paying to the holders of ordinary and B Ordinary Shares a sum equal to £28 per share. Fourthly, the assets shall be applied in paying to the holders of ordinary, 'B' ordinary and cumulative convertible preference shares the balance of assets available for distribution pari passu.

The cumulative convertible preference shares shall be redeemed by the company on the fourth anniversary of the date of issue of the shares at an amount equal to the nominal value of the shares plus accrued dividends thereon. There are also events, specified in the articles of association, which can result in the early redemption of these shares.

Options

The company's directors and employees have been granted options over ordinary shares under employee share option schemes as follows:

	First Executive Scheme	Second Executive Scheme	EMI Scheme
		(number)	
At 1 January 2000	22,286	51,580	—
Cancelled	—	(19,280)	—
Exercised	(1,100)	—	—
Granted	34,720	15,170	—
Lapsed	(7,220)	(1,450)	—
At 31 December 2000	48,686	46,020	—
Cancelled	—	(29,060)	—
Exercised	(1,800)	—	—
Granted	2,650	3,000	36,274
Lapsed	(2,230)	(3,320)	—
At 31 December 2001	47,306	16,640	36,274
Exercised	(2,200)	(3,880)	(100)
Granted	—	16,700	14,150
Lapsed	(100)	(50)	(200)
At 31 December 2002	45,006	29,410	50,124
At 1 January 2002	47,306	16,640	36,274
Exercised	(2,000)	—	—
Granted	—	16,700	14,150
Lapsed	—	—	—
At 30 June 2002	45,306	33,340	50,424
At 1 January 2003	45,006	29,410	50,124
Exercised	(50)	—	—
Granted	—	12,830	1,550
Lapsed	(450)	—	(100)
At 30 June 2003	44,506	42,240	51,574

The above options are held under executive share option schemes and are exercisable between 15 December 1998 and 3 June 2013 at prices ranging between £3.00 and £40.00 per share. The directors' interests in share options are set out in note 5.4.

5.19 Share Premium Account

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
		(in thousands of US dollars)			
At beginning of period	$ 9,790	$13,579	$ 12,353	$ 12,353	$ 95
Premium on new shares issued during period	4,908	2,030	98	9	1
Issue costs	(335)	(876)	—	—	—
Redemption of shares	—	(2,023)	—	—	—
Transfer to profit and loss account reserve	—	—	(12,266)	(12,266)	—
Exchange adjustment	(784)	(357)	(90)	(96)	2
At end of period	$13,579	$12,353	$ 95	—	$ 98

The Court of Session on 13 June 2002 approved the cancellation of the share premium account at that time enabling a transfer to the profit and loss account.

The shares redeemed in the year ended 31 December 2001 were redeemed out of the proceeds of a new issue of shares, set out in note 5.18 above.

5.20 Profit and loss account

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
At beginning of period	$(10,971)	$(12,279)	$ (9,216)	$ (9,216)	$5,058
(Loss)/profit for the period	(2,143)	2,667	1,527	819	2,592
Appropriation from equity to non-equity included therein (note 5.21)	—	52	(52)	(52)	—
Transfer from share premium account	—	—	12,266	12,266	—
Exchange adjustment	835	344	533	287	190
At end of period	$(12,279)	$ (9,216)	$ 5,058	$ 4,104	$7,840

5.21 Reconciliation of movements on shareholders' (deficits)/funds

	Year Ended 31 December 2000	Year Ended 31 December					
		2001			2002		
	Total	Equity	Non-equity	Total	Equity	Non-equity	Total
		(in thousands of US dollars)					
(Loss)/profit for the financial period	$(2,143)	$ 2,667	—	$ 2,667	$1,527	—	$ 1,527
Proceeds from share issue, net of issue costs	4,599	2,039	6,782	8,821	99	—	99
Redemption of shares	—	(2,030)	—	(2,030)	—	—	—
Additional finance cost of non-equity appropriated from/to equity interests	—	—	52	52	—	(52)	(52)
Exchange adjustment	(36)	27	73	100	118	(6)	112
Net addition to shareholders' (deficit)/funds	2,420	2,703	6,907	9,610	1,744	(58)	1,686
Opening shareholders' (deficit)/funds	(619)	1,405	442	1,847	4,071	7,338	11,409
Retranslation of opening shareholders' (deficit)/funds to closing rates	46	(37)	(11)	(48)	431	779	1,210
Closing shareholders' funds	$ 1,847	$ 4,071	$7,338	$11,409	$6,246	$8,059	$14,305

	Six Months Ended 30 June					
	2002			2003		
	Equity	Non-equity	Total	Equity	Non-equity	Total
	(in thousands of US dollars)					
Profit for the period	$ 819	—	$ 819	$2,592	—	$ 2,592
Proceeds from share issue, net of issue costs	9	—	9	1	—	1
Additional finance cost of non-equity transferred back to equity interests	—	(52)	(52)	—	—	—
Exchange adjustment	45	(3)	42	62	—	62
Net addition to shareholders' funds	873	(55)	818	2,655	—	2,655
Opening shareholders' (deficit)/funds	4,071	7,338	11,409	6,246	8,059	14,305
Retranslation of opening shareholders' funds to closing rates	193	348	541	156	203	359
Closing shareholders' funds	$5,137	$7,631	$12,768	$9,057	$8,262	$17,319

All movements in 2000 relate to equity shareholders' funds.

In the year ended 31 December 2001, the cumulative dividends attributable to the convertible preference shares were appropriated to non-equity shareholders' funds as required by Financial Reporting Standard 4, as the Company did not have distributable reserves to pay these dividends. There was a reversal of this appropriation in the year ended 31 December 2002 as sufficient distributable reserves arose.

5.22 Pensions

During the year ended 31 December 2002 the Company established a defined contribution pension scheme. The pension cost charge for the period represents contributions payable by the Company to the scheme and amounted to $3,000 for the year ended 31 December 2002 and $20,000 for the six months ended 30 June 2003. Contributions of $nil at 31 December 2002 and $8,000 at 30 June 2003 were payable to the scheme and are included within creditors.

The Company also operates a pension scheme providing benefits based on final pensionable pay, contributions being charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Company. During the year ended 31 December 2002 this scheme was closed to new entrants.

The contributions for the defined benefit scheme are determined by a qualified actuary on the basis of triennial valuations using the projected unit method. The most recent valuation was at 2 January 2001. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments (7.0% p.a.) and the rate of increase in salaries (5.0% p.a.) and pensions (5.0% p.a.).

The most recent valuation showed that the market value of the scheme's assets was £2,774,400 ($4,144,000) at 2 January 2001. This represented 116.8% of the benefits that had accrued to members, after allowing for expected future increases in earnings. A bulk transfer from a previous scheme was received after the valuation date. The valuation allowed both for the transferred liabilities and the discounted value of the transferred assets. The future contributions of the Company and employees will be 7.6% and 6.0% of earnings respectively.

The pension charges for the years ended 31 December 2000, 2001 and 2002 were $117,000, $180,000 and $243,000 respectively and for the six months to 30 June 2002 was $113,000 (six months to 30 June 2003: $148,000).

Whilst the Company continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 'Accounting for Pensions costs', under FRS 17 'Retirement benefits' the following transitional disclosures are required.

Although the most recent full actuarial valuation was as at 2 January 2001, the actuary has estimated the liabilities of the scheme as at 31 December 2000, 2001 and 2002 and as at 30 June 2002 and 30 June 2003 to take account of the requirements of FRS 17, based on this valuation. Scheme assets are stated at their market value at 31 December 2000, 2001 and 2002 and as at 30 June 2002 and 30 June 2003. The major financial assumptions used to calculate scheme liabilities under FRS 17 are:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
Valuation method	Projected unit	Projected unit	Projected unit	Projected unit	Projected unit
Rate of increase in salaries	4.25%	4.25%	4.25%	4.25%	4.25%
Rate of increase in pensions in payment	5.00%	5.00%	5.00%	5.00%	5.00%
Discount rate	6.06%	5.87%	5.75%	5.78%	5.28%
Inflation assumption	2.60%	2.60%	2.50%	2.75%	2.70%

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to timescales covered, may not necessarily be borne out in practice.

Scheme assets

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain were:

	Long Term Rates of Return Expected at 31 December 2000, 2001 and 2002	Value at 31 December		
		2000	2001	2002
		(in thousands of US dollars)		
Equities	7.5%	$ 4,144	$ 4,026	$ 3,674
Other—property	4.0%	—	33	84
Total market value of assets		4,144	4,059	3,758
Present value of scheme liabilities		(3,951)	(4,797)	(6,396)
Surplus/(deficit) in the scheme		193	(738)	(2,638)
Related deferred tax (liability)/ asset		(58)	221	791
Net pension asset/(liability)		$ 135	$ (517)	$(1,847)

	Long Term Rates of Return Expected at 30 June 2002	Value at 30 June 2002	Long Term Rates of Return Expected at 30 June 2003	Value at 30 June 2003
		(in thousands of US dollars)		(in thousands of US dollars)
Equities	7.5%	$ 3,980	7.5%	$ 4,304
Other—property	4.0%	—	4.0%	$ 53
Total market value of assets		$ 3,980		$ 4,357
Present value of scheme liabilities		$(5,469)		$(8,055)
Deficit in the scheme		$(1,489)		$(3,698)
Related deferred tax asset		$ 447		$ 1,109
Net pension liability		$(1,042)		$(2,589)

The amount of this net pension liability would have a consequential effect on reserves.

The movement in deficit in the periods was as follows:

	As at 31 December		As at 30 June	
	2001	2002	2002	2003
	(in thousands of US dollars)			
Surplus/(deficit) in scheme at beginning of period	$ 193	$ (738)	$ (738)	$(2,638)
Current service cost	(248)	(359)	(159)	(290)
Contributions paid	209	222	117	130
Gains and losses on any settlements or curtailments	—	110	—	—
Other finance income	76	26	23	(40)
Actuarial loss	(965)	(1,821)	(695)	(789)
Exchange adjustment	(3)	(78)	(37)	(71)
Deficit in the scheme at end of period	$(738)	$(2,638)	$(1,489)	$(3,698)

If FRS 17 had been fully adopted, the pension costs for the defined benefit scheme would have been:

Analysis of other pension costs charges in arriving at operating profit

	As at 31 December		As at 30 June	
	2001	2002	2002	2003
	(in thousands of US dollars)			
Current service cost	$248	$ 359	$159	$290
Gains/losses on any settlements or curtailments	—	(110)	—	—
	$248	$ 249	$159	$290

Analysis of amounts included in other finance income/costs:

	As at 31 December		As at 30 June	
	2001	2002	2002	2003
	(in thousands of US dollars)			
Expected return on pension scheme assets	$ 314	$ 325	$ 162	$ 143
Interest on pension scheme liabilities	(238)	(299)	(139)	(183)
	$ 76	$ 26	$ 23	$ (40)

Analysis of amounts recognised in statement of total recognised gains and losses:

	As at 31 December		As at 30 June	
	2001	2002	2002	2003
	(in thousands of US dollars)			
Actual return less expected return on scheme assets	$(669)	$(1,449)	$(662)	$ 120
Percentage of year/period end scheme assets	16.5%	38.6%	16.6%	2.8%
Experience gains and losses arising on scheme liabilities	$ 10	$ (190)	$ 221	$ (8)
Percentage of present value of year/period end scheme liabilities	0.2%	3.0%	4.0%	0.1%
Changes in assumptions underlying the present value of scheme liabilities	$(306)	$ (182)	$(254)	$(901)
Percentage of present value of year/period end scheme liabilities	6.4%	2.8%	4.7%	11.2%
Actuarial loss recognised in statement of total recognised gains and losses	$(965)	$(1,821)	$(695)	$(789)

5.23 Notes to cash flow statements

	Year Ended 31 December			Six Months Ended 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
Returns on investment and servicing of finance					
Interest received	$ 64	$ 55	$ 96	$ 64	$ 45
Interest paid	(94)	(122)	(22)	(3)	(53)
Interest element of finance lease payments	(8)	—	(8)	—	(10)
	$ (38)	$ (67)	$ 66	$ 61	$ (18)
Financing					
Proceeds of ordinary share capital issue	$4,934	$ 8,821	$ 99	$ 9	—
Expenses paid in connection with share issue	(335)	—	—	—	—
Bank term loan received	—	—	1,503	—	1,611
Bank term loan repayment	—	—	(42)	—	(449)
Redemption of shares	—	(2,030)	—	—	—
Capital element of finance lease payments	(38)	(10)	(66)	(17)	(55)
	$4,561	$ 6,781	$1,494	$ (8)	$1,107

5.24 Analysis of changes in net (debt)/funds

	Cash at Bank	Bank Overdraft	Bank Term Loan	HP Contracts and Finance Leases	Net (Debt)/Funds
	(in thousands of US dollars)				
At 1 January 2000	$ 564	$(1,826)	—	$ (50)	$(1,312)
Cash flows	224	1,826	—	38	2,088
Exchange adjustments	(15)	—	—	2	(13)
At 31 December 2000	$ 773	—	—	$ (10)	$ 763
Cash flows	2,862	—	—	10	2,872
Exchange adjustments	22	—	—	—	22
At 31 December 2001	$3,657	—	—	—	$ 3,657
Cash flows	1,676	—	(1,460)	66	282
Other non cash changes	—	—	—	(334)	(334)
Exchange adjustments	949	—	(106)	(18)	825
At 31 December 2002	$6,282	—	$(1,566)	$(286)	$ 4,430
At 1 January 2002	$3,657	—	—	—	$ 3,657
Cash flows	296	—	—	18	314
Other non cash changes	—	—	—	(129)	(129)
Exchange adjustments	388	—	—	(6)	382
At 30 June 2002	$4,341	—	—	$(117)	$ 4,224
At 1 January 2003	$6,282	—	$(1,566)	$(286)	$ 4,430
Cash flows	(168)	—	(1,162)	55	(1,275)
Exchange adjustments	386	—	(66)	(7)	313
At 30 June 2003	$6,500	—	$(2,794)	$(238)	$ 3,468

5.25 Commitments

Commitments under operating leases payable in the next year are as follows:

	As at 31 December			As at 30 June	
	2000	2001	2002	2002	2003
	(in thousands of US dollars)				
On leases which expire within one year:					
Property	—	—	$ 29	$ 23	$28
Other leases	9	—	10	—	—
	$ 9	—	$ 39	$ 23	$28
On leases which expire in two to five years:					
Property	—	—	$180	$ 41	$195
Other leases	—	22	26	23	38
	—	$ 22	$206	$ 64	$233
On leases which expire after five years:					
Property	$105	$102	—	$107	—
Other leases	—	—	—	—	—
	105	102	—	107	—
Total commitments under operating leases	$114	$124	$245	$194	$261

Capital commitments at the end of each period, relating to test equipment, for which no provision has been made, are as follows:

	As at 31 December			As at 30 June	
	(in thousands of US dollars)				
Contracted	—	—	—	$213	$607

5.26 Contingent liabilities

As described further in paragraph 18.1 of Part VII "Additional Information", on 9 October 2003 the Company was advised that a legal claim had been filed by one of its US competitors claiming infringement of two of its patents. At this time, the Board is assessing the claim but believes the claim does not have merit. The Company has not received any notice of any fixed amount of damages being claimed and, having taken legal advice, the Board does not consider that any provision is appropriate.

5.27 Post balance sheet events

In September 2003 the Company entered into a £9.0 million (approximately $15.0 million) loan agreement with Bank of Scotland to finance the acquisition of its new head office. The loan bears interest at the rate of 1.5% per annum over base rate. The loan is repayable quarterly over 20 years, with a two year moratorium on repayments. The loan is secured by a floating charge and a standard security over the property, which was purchased on 4 September 2003 for £9.0 million (approximately $15.0 million) excluding any taxes and expenses payable.

As set out in Part VII of this document, on 3 October 2003 a number of ordinary and special shareholder resolutions were passed at an extraordinary general meeting of the Company. The purpose of these resolutions (the "Resolutions") was to make certain changes to the share capital of the Company in preparation for the Company's admission to the Official List of the UKLA and to trading on the London Stock Exchange plc's market for listed securities ("Admission"). The Resolutions were passed conditional upon Admission occurring. In addition, immediately prior to Admission the Company will carry out a share split of its issued and unissued ordinary shares.

Accordingly, immediately prior to, and conditionally upon, Admission, the following changes will become effective to the share capital of the Company:

- 2,686,627 authorised but unissued ordinary shares of £0.10 each will be cancelled;
- each of the other issued and unissued ordinary shares of £0.10 each in the Company will be split into 100 Ordinary Shares of 0.1p each;
- the 18,607 B Ordinary Shares will be converted into 1,860,700 Ordinary Shares;
- the 296,312 Deferred Shares in issue will be bought back by the Company for an aggregate of £337,796 and then cancelled, with the purchase monies being used by its recipients to buy Ordinary Shares at the Offer Price;
- the 5,318,496 Preference Shares in issue will be converted into 18,994,627 Ordinary Shares;
- the 191,500 authorised but unissued Preference Shares will be cancelled, and
- all of the non-voting deferred shares arising on the conversion of the Preference Shares will be bought back for an aggregate of £0.10 and then cancelled.

Accordingly, the total issued share capital of the Company immediately prior to Admission will be 89,850,553 ordinary shares of 0.1p each.

Further options over 35,550 (assuming that the capital reorganisation described above does occur) Existing Ordinary shares were granted to the directors and employees on 14 August 2003. Details of these options (and previous share option awards) are set out in Part VII of these Listing Particulars. The estimated employer's national insurance liability relating to these options and previously awarded share options under unapproved schemes, based on the Offer Price, will be approximately £294,000 (approximately $490,921), and will be payable by the Company. This will not be payable until the options are exercised.

Yours faithfully

KPMG Audit Plc

PART VI

PRO FORMA STATEMENT OF NET ASSETS

KPMG Audit Plc
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EG
United Kingdom

The Directors
Wolfson Microelectronics plc
Lutton Court
20 Bernard Terrace
Edinburgh
EH8 9NX

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London
E14 5LF

16 October 2003

Dear Sirs

Wolfson Microelectronics plc

We report on the pro forma statement of net assets set out in Part VI of the Listing Particulars dated 16 October 2003, which has been prepared, for illustrative purposes only, to provide information about how the proposed offer might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of Wolfson Microelectronics plc to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board of the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the Directors of Wolfson Microelectronics plc.

Our work has not been carried out in accordance with auditing or other standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

- the pro forma statement of net assets has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of Wolfson Microelectronics plc; and
- the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

KPMG Audit Plc

Unaudited pro forma statement of net assets of Wolfson Microelectronics plc

The following is an illustrative and unaudited pro forma statement of the net assets of Wolfson Microelectronics plc which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the offering as if it had taken place on 30 June 2003. This statement has been prepared for illustrative purposes only and because of its nature may not give a true picture of the financial position of Wolfson Microelectronics plc following the offering.

	Net Assets[1]	Adjusted for the Offering[2]	Pro forma Net Assets
	(in thousands of US dollars)		
Fixed assets			
Tangible assets	$ 4,147	—	4,147
Current assets			
Stocks	6,441	—	6,441
Debtors	13,016	—	13,016
Cash at bank and in hand	6,500	36,717	43,217
Creditors: amounts due within one year	(11,017)	—	(11,017)
Net current assets	14,940	36,717	51,657
Creditors: amounts due after more than one year	(1,616)	—	(1,616)
Deferred income	(152)	—	(152)
Net assets	$ 17,319	36,717	54,036

Notes:

(1) The net assets have been extracted without material adjustment from the audited interim results of Wolfson Microelectronics plc as at 30 June 2003.

(2) The minimum that is expected to be raised under the offering is $41.2 million. Expenses associated with the offering are estimated at $4.5 million, resulting in a net cash inflow of $36.7 million. For the purposes of this pro forma statement all data is stated using an exchange rate as at 30 June 2003 of £1: $1.6502.

(3) In September 2003 Wolfson Microelectronics plc entered into a £9.0 million (approximately $14.9 million) term loan arrangement with the Bank of Scotland to finance the acquisition of its new office facility in Edinburgh. If this had taken place by 30 June 2003 this would have had the effect of increasing Wolfson Microelectronics plc's creditors due after more than one year by £9.0 million (approximately $14.9 million), while increasing the tangible fixed assets of Wolfson Microelectronics plc by a similar amount. This is not an adjustment to the proforma statement of net assets given above as it does not relate to the offering which is the subject of these Listing Particulars.

(4) No account has been taken of Wolfson Microelectronics plc's trading since 30 June 2003.

PART VII

ADDITIONAL INFORMATION

1. Responsibility

The Directors, whose names appear on page viii of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. The Company and its Subsidiaries

2.1 The Company was incorporated on 26 September 1984 under the Companies Act 1948 to 1981 as a private company limited by shares and registered in Scotland with number SC089839 and under the name WMI Electronics Limited. The Company changed its name to Wolfson Microelectronics Limited on 5 November 1984. On 28 October 2002, Wolfson Microelectronics Limited was re-registered as a public limited company under Section 43 of the Companies Act and changed its name to Wolfson Microelectronics plc. The Company is the holding company of the Group.

2.2 The registered and head office of the Company is at Lutton Court, 20 Bernard Terrace, Edinburgh EH8 9NX.

2.3 The following are the subsidiary undertakings of the Company, each of which is ultimately wholly owned by the Company:

Name and place of incorporation	Registered office	Issued capital	Nature of business
Wolfson Microelectronics, Inc. (Delaware, US)	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware USA	100 shares of common stock of $0.01 each	Sales office
Wolfson Products Limited (England and Wales)	Alder Castle 10 Noble Street London EC2V 7QJ	100 ordinary shares of £1.00 each	Dormant

3. Share Capital

3.1 The authorised, issued and fully paid share capital of the Company as at the date of this document, is as follows:

	Authorised		Issued	
	Number	Nominal value (pounds sterling)	Number	Nominal value (pounds sterling)
ordinary shares of £0.10 each	1,068,313	£106,831.30	688,344	£68,834.40
B Ordinary Shares	18,607	1,860.70	18,607	1,860.70
Preference Shares	5,509,996	5,509,996.00	5,318,496	5,318,496.00
Deferred Shares	296,312	296,312.00	296,312	296,312.00

3.2 The authorised, issued and fully paid share capital of the Company, as it is expected to be immediately following Admission, is as follows (assuming no revocation of applications for Ordinary Shares by employees under the Employee Offer):

	Authorised		Issued	
	Number	Nominal value (pounds sterling)	Number	Nominal value (pounds sterling)
Ordinary Shares	125,000,000	£125,000.00	101,755,315	£101,755.32

3.3 The following grants of authority to allot shares and changes to the share capital of the Company have taken place during the three years preceding the date of this document:

(a) from 10 September 2000 to 28 February 2001, the Company issued 1,400 ordinary shares of £0.10 each to a number of allottees at a price of £3.00 per share pursuant to the Share Schemes;

(b) on 2 August 2001, pursuant to ordinary resolutions and special resolutions passed at the annual general meeting of the Company:

(i) the authorised share capital was increased from £378,000 to £384,300 by the creation of an additional 63,000 ordinary shares of £0.10 each;

(ii) the Directors were given section 80 Companies Act authority in relation to the allotment of up to 63,000 ordinary shares of £0.10 each and shares pursuant to the exercise of any options over equity securities granted by the Company prior to the passing of the resolution; such authority (unless previously revoked, varied or renewed) expiring on the earlier of 15 months after the passing of the resolution or the conclusion of the annual general meeting of the Company held in 2002; and

(iii) the Directors were empowered pursuant to Section 95(1) of the Companies Act to allot the shares referred to in (ii) above for cash as if the pre-emption provisions contained in section 89 of the Companies Act or the articles of association of the Company did not apply to such issue and allotment;

(c) on 2 August 2001 the Company issued 50,357 ordinary shares of £0.10 each to Sanyo Semiconductor Corporation at a price of £28.00 per share pursuant to a subscription deed dated 9 July 2001;

(d) on 12 November 2001, pursuant to ordinary resolutions and special resolutions passed at an extraordinary general meeting of the Company:

(i) the authorised share capital was increased from £384,300 to £5,915,000 by the creation of 5,509,996 cumulative convertible preference shares of £1.00 each and 207,040 ordinary shares of £0.10 each;

(ii) the Directors were given section 80 Companies Act authority in relation to the allotment of up to 5,509,996 Preference Shares and ordinary shares of £0.10 each pursuant to the exercise of any options over equity securities granted by the Company prior to the passing of the resolution; such authority (unless previously revoked, varied or renewed) expiring on the earlier of 15 months after the passing of the resolution or on conclusion of the annual general meeting of the Company held in 2002; and

(iii) the Directors were empowered pursuant to section 95(1) of the Companies Act to allot the shares referred to in (ii) above for cash as if the pre-emption provisions contained in section 89 of the Companies Act or in the articles of association of the Company did not apply to any such issue and allotment;

(e) on 12 November 2001, the Company issued 5,318,496 Preference Shares to a number of allottees (including 50,000 Preference Shares to BHD Venture Partners Nominees Limited, a nominee company holding shares for certain partners and ex-partners in Hale and Dorr) at a price of £1.00 per Preference Share;

(f) also on 12 November 2001, the Company re-purchased 50,357 ordinary shares of £0.10 each from Sanyo Semiconductor Corporation for a consideration of £1,409,996 pursuant to the terms of a share buy back contract entered into by the Company and Sanyo Semiconductor;

(g) on 17 April 2002 at an extraordinary general meeting of the Company a resolution was passed reducing the share premium account of the Company by £8,492,790; the Court of Session confirmed the share premium account by an order of the court on 13 June 2002 which was registered with Companies House on 14 June 2002; and

(h) from 14 January 2001 to 17 September 2003, the Company issued: 5,500 ordinary shares of £0.10 each to a number of allottees at a price of £3.00 per share; 2,150 ordinary shares of £0.10 each at a price of £15.14 per share; 70 ordinary shares of £0.10 each at a price of £19.70 per share; 2,100 ordinary shares of £0.10 each at a price of £20.00 per share; 1,800 ordinary shares of £0.10 each at a price of £25.00 per share; and 160 ordinary shares of £0.10 each at a price of £29.02 per share, each pursuant to the Share Schemes.

3.4 On 3 October 2003 a number of ordinary and special shareholder resolutions were passed at an extraordinary general meeting of the Company. The purpose of these resolutions (the "Resolutions") was to make certain changes to the share capital of the Company in preparation for Admission. The Resolutions were passed conditional upon Admission occurring. In addition, immediately prior to Admission the Company will carry out a share split of its issued and unissued ordinary shares.

Accordingly, immediately prior to, and conditionally upon, Admission, the following changes will become effective to the share capital of the Company:

- 2,686,627 authorised but unissued ordinary shares of £0.10 each will be cancelled;
- each of the other issued and unissued ordinary shares of £0.10 each in the Company will be split into 100 Ordinary Shares of 0.1p each;
- the 18,607 B Ordinary Shares will be converted into 1,860,700 Ordinary Shares;
- the 296,312 Deferred Shares in issue will be bought back by the Company for an aggregate of £337,796 and then cancelled, with the purchase monies being used by its recipients to buy Ordinary Shares at the Offer Price;
- the 5,318,496 Preference Shares in issue will be converted into 18,994,627 Ordinary Shares;
- the 191,500 authorised but unissued Preference Shares will be cancelled, and
- all of the non-voting deferred shares arising on the conversion of the Preference Shares will be bought back for an aggregate of £0.10 and then cancelled.

3.5 As at the date of this document, the following options over Ordinary Shares (assuming that the capital reorganisation upon Admission has occurred, as described above) remained outstanding:

Date of Grant	No of Ordinary Shares	Exercise Price per Ordinary Share (in pounds sterling)	Date from which Exercisable	Expiry Date
15 December 1995 ...	770,800	£0.03	15 December 1998	15 December 2005
31 January 1996	97,800	0.03	31 January 1999	31 January 2006
18 August 1997	360,000	0.25	18 August 2000	18 August 2004
18 August 1997	400,000	0.25	18 August 2000	18 August 2007
5 September 1997	24,000	0.29	5 September 2000	5 September 2004
5 September 1997	112,000	0.29	5 September 2000	5 September 2007
19 November 1999 ...	30,000	0.15	19 November 2002	19 November 2006
19 November 1999 ...	570,000	0.15	19 November 2002	19 November 2009
17 December 1999 ...	1,940,000	0.15	17 December 2002	17 December 2006
17 December 1999 ...	873,000	0.15	17 December 2002	17 December 2009
3 January 2000	10,000	0.15	3 January 2003	3 January 2007
3 January 2000	190,000	0.15	3 January 2003	3 January 2010
1 June 2000	100,000	0.15	1 June 2003	1 June 2007
7 September 2000	1,018,000	0.19	7 September 2003	7 September 2007
7 September 2000	1,172,000	0.19	7 September 2003	7 September 2010
2 March 2001	150,000	0.15	2 March 2004	2 March 2008
2 March 2001	50,000	0.15	2 March 2004	2 March 2011
23 March 2001	100,000	0.15	23 March 2004	23 March 2008
23 March 2001	165,000	0.15	23 March 2004	23 March 2011
23 March 2001	20,000	0.15	19 November 2002	23 March 2011
23 March 2001	1,918,000	0.15	17 December 2002	23 March 2011
23 March 2001	10,000	0.15	3 January 2003	23 March 2011
23 March 2001	958,000	0.19	7 September 2003	23 March 2011
23 March 2001	721,400	0.15	23 March 2004	23 March 2011
28 September 2001 ...	50,000	0.15	28 September 2004	28 September 2008
20 March 2002	1,520,000	0.20	20 March 2005	20 March 2009
20 March 2002	1,365,000	0.20	20 March 2005	20 March 2012
12 June 2002	145,000	0.20	12 June 2005	12 June 2009
1 January 2003	758,000	0.40	1 January 2006	1 January 2010
25 April 2003	525,000	0.40	25 April 2006	25 April 2010
3 June 2003	155,000	0.40	3 June 2006	3 June 2013
14 August 2003	2,637,500	0.75	14 August 2006	14 August 2010
14 August 2003	917,500	0.75	14 August 2006	14 August 2013
1 September 2003	30,000	0.75	1 September 2006	1 September 2013
17 September 2003 ...	125,000	0.75	17 September 2006	17 September 2010

Of the above options, 4,400,600 were granted under the First Scheme and 9,492,500 under the Second Scheme and 6,094,900 under the EMI Scheme.

Of options granted on 19 November 1999, 17 December 1999, 3 January 2000, 7 September 2000 and 23 March 2001 a total of 5,812,000 Ordinary Shares comprising those options are subject to parallel option arrangements, whereby the options granted under the EMI Scheme on 23 March 2001 were granted on the basis that optionholders may only exercise one of the options comprising such parallel arrangements but not both.

3.6 As at the date of this document, the following categories of persons had preferential subscription rights for portions of the Company's share capital by virtue of their holdings of options:

Optionholder	Number of options
Current Directors	7,049,000
Other employees	12,939,000

Of the 7,049,000 options granted to Directors, a total of 2,100,000 Ordinary Shares comprising those options are subject to parallel option arrangements, whereby corresponding options were granted under the EMI scheme on 23 March 2001 on the basis that optionholders may only exercise one of the options comprising such parallel arrangement but not both. Of the 12,939,000 options granted to other employees, a total of 3,712,000 Ordinary Shares comprising those options are subject to the same parallel option arrangements as those applicable to Directors.

3.7 Section 89 of the Companies Act confers on the holders of Ordinary Shares rights of pre-emption in respect of equity securities (as defined in section 94(2) of the Companies Act) of the Company issued for cash and applies to the balance of the authorised but unissued share capital of the Company to the extent not disapplied as referred to in paragraph 3.8 below.

3.8 By ordinary resolutions and special resolutions of the Company passed on 3 October 2003, at an extraordinary general meeting of the Company (conditional upon Admission):

(a) the Articles were adopted;

(b) each ordinary share of £0.10 each in the Company was subdivided into 100 Ordinary Shares;

(c) the Directors were authorised generally and unconditionally pursuant to section 80 of the Companies Act (in substitution for all other authorities pursuant to section 80 of the Companies Act) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Companies Act) but limited to the allotment of:

(i) shares pursuant to the exercise of any options over equity securities granted by the Company prior to the passing of the resolution;

(ii) relevant securities in connection with the Offer including the Over-allotment Option and the Employee Offer up to a maximum nominal amount of £50,000;

(iii) the allotment of Ordinary Shares on Admission to the persons who were holders of Deferred Shares prior to the buy-back of those Deferred Shares (as described in 3.4(d) above), up to a maximum nominal amount of £200 (the "Deferred Share Issue");

(iv) up to an aggregate nominal amount of the lesser of: (x) the unissued share capital of the Company immediately following completion of the allotment of the Ordinary Shares in connection with the Offer including the Over-allotment Option, the Deferred Share Issue and the Employee Offer, and the exercise of any share options issued by the Company prior to the passing of the resolution (the "**Proposals**"); and (y) the amount which represents one-third of the nominal amount of the issued ordinary share capital of the Company immediately following completion of the Proposals plus the nominal amount required to be reserved for the grant of options over relevant securities and the allotment of shares on the exercise thereof under any option scheme or schemes approved by the Shareholders,

such authority (unless previously revoked, varied or renewed) shall expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the annual general meeting of the Company to be held in the calendar year 2004, provided that the Company may before such expiry make an offer, agreement or other arrangement which would or might require any such

relevant securities to be allotted after such expiry and the Directors may allot such relevant securities pursuant to any such offer, agreement or other arrangement as if the authority thereby conferred had not expired;

(d) the Directors were generally empowered to allot equity securities (within the meaning of section 94(2) of the Companies Act) of the Company (in substitution for all other authorities pursuant to section 95 of the Companies Act) for cash pursuant to the authority referred to in sub-paragraph (c) above as if section 89(1) of the Companies Act or any pre-emption provisions contained in the Articles did not apply to any such allotment, provided that this power is limited to:

(i) the allotment of the Ordinary Shares in connection with the Proposals;

(ii) the grant of options over equity securities and the allotment of shares on exercise thereof under any option scheme or schemes approved by the Shareholders;

(iii) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as may be) to their then holdings of such securities, but subject to the Directors having the right to make such exclusions or other arrangements in connection with such offer as they deem necessary or expedient to deal with fractional entitlements and legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange or otherwise howsoever; and

(iv) any other allotment (otherwise than pursuant to sub-paragraphs (i), (ii) and (iii) of this sub-paragraph) of equity securities up to an aggregate nominal value of 5% of the issued share capital of the Company following the allotment of the Ordinary Shares referred to in sub-paragraphs (i) - (iii) above,

such authorities and powers (unless previously revoked, varied or renewed) shall expire on the earlier to occur of 15 months after the passing of the resolution or on the conclusion of the annual general meeting of the Company to be held in the calendar year 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities pursuant to any such offer, agreement or other arrangement as if the power thereby conferred had not expired; and

(e) the Company was given the authority, under section 164 of the Companies Act, to buy back all 296,312 Deferred Shares in issue.

3.9 Save as disclosed in this paragraph 3, no share or loan capital of the Company or any of its subsidiaries is under option or has been agreed, conditionally or unconditionally, to be put under option.

3.10 The Ordinary Shares are in registered form and, subject to the provisions of the CREST Regulations, the Directors may permit the holding of shares in any class in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the CREST Regulations). Where shares are held in certificated form, share certificates will be sent to the registered members by first class post.

4. Summary of the Memorandum of Association of the Company and the Articles

Clause 1 of the memorandum of association of the Company provides that its principal object is to carry on business as a general commercial company. The objects of the Company are set out in full in clause 2 of its memorandum of association which is available for inspection as described in paragraph 23 below.

The Articles, which were adopted on 3 October 2003, conditional upon Admission, include provisions to the following effect:

4.1 *Rights Attaching to the Ordinary Shares*

(a) *Dividends*

Subject to the provisions of the Companies Act, the Shareholders may by ordinary resolution declare dividends according to their respective rights and interests but no such dividend shall exceed the amount recommended by the Directors.

Subject to the provisions of the Companies Act, and so far as in the opinion of the Directors the profits of the Company available for distribution justify such payments, the Directors may pay fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed

dates on the half yearly or other dates prescribed for such payments and may also pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

Subject to the provisions of the Articles and of the Companies Act, the Directors may, where authorised by the Shareholders by ordinary resolution, receive fully paid Ordinary Shares in lieu of the whole or part of the dividend. The value of the Ordinary Shares to be allotted in lieu of the dividend will be determined by reference to the average middle market quotations of an Ordinary Share on the London Stock Exchange as derived from the Daily Official List on each of the first five days on which the Ordinary Shares are quoted ex the relevant dividend.

Any dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company.

(b) *Capitalisation of Profits and Reserves*

The Board may, with the sanction of an ordinary resolution of the Shareholders, capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or its profit and loss account. Such capitalisation shall be effected by appropriating such sum to the holders of Ordinary Shares on the register of members at the date of the resolution in proportion to the number of shares which they hold, and by applying such sum on their behalf in paying up in full unissued Ordinary Shares for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

(c) *Rights on a Winding-up*

Under general principles of Scots law, except as the Shareholders have agreed or may otherwise agree, on a winding-up of the Company, the balance of assets available for distribution:

(a) after the payment of all the Company's creditors including certain preferential creditors whether statutorily preferred creditors or ordinary creditors; and

(b) subject to any special rights attaching to any class of share;

is to be distributed among the holders of Ordinary Shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the Shareholders, divide among the Shareholders the whole or any part of the assets in specie or kind.

(d) *Alteration of Share Capital*

The Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amounts as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of a larger nominal amount than its existing shares;

(c) cancel any shares at the date of the passing of the resolution that have not been taken, or agreed to be taken, by any person and reduce its share capital by the amount of the shares so cancelled; and

(d) subdivide its shares into shares of a smaller nominal amount than is fixed by its memorandum of association or the Articles, subject to the Companies Act, the CREST Regulations and every other statute from time to time concerning companies and affecting the Company. If it is to do so, the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions, as the Company may have power to attach to unissued or new shares ensuring that the proportion unpaid remains the same.

Subject to the provisions of the Companies Act, the Company may purchase, or may enter into a contract under which it will or may purchase, any of its shares of any class. This includes any redeemable shares. If there are in issue any shares that are convertible into the Company's equity

share capital of the class proposed to be purchased, then the Company will not purchase, or enter into a contract under which it will or may purchase such equity shares, unless either:

(a) the terms of issue of such convertible shares include provisions permitting it to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase; or

(b) the purchase or the contract first has been approved by an extraordinary resolution passed at a separate meeting of the holders of such convertible shares.

Subject to the rights of the Shareholders set out in the Articles, and the provisions of the Companies Act, the Company may, by special resolution of its Shareholders, reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner.

(e) *Meetings of Shareholders*

An annual general meeting shall be held once in every year, within a period of not more than 15 months after the holding of the last preceding annual general meeting, at a time and place determined by the Board. All other general meetings shall be extraordinary general meetings. An extraordinary general meeting may be called at the request of the Directors or by shareholder requisition in accordance with the Companies Act. If there are insufficient Directors in the UK to call a general meeting, any Director may do so and where no Director is willing or able to do so any two members may call a meeting for the purpose of appointing one or more directors.

(f) *Voting Rights*

Voting at any general meeting of Shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. Subject to any special rights or restrictions as to voting attaching to any class of shares, on a show of hands, every Shareholder who is present in person at a general meeting of the Company has one vote regardless of the number of shares held. On a poll, every Shareholder who is present in person or by proxy has one vote per share held by that Shareholder. A poll may be demanded by any of the following:

(a) the Chairman of the meeting;

(b) at least five Shareholders present in person or by proxy entitled to vote at the meeting;

(c) any Shareholder or Shareholders present in person or by proxy representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders entitled to vote at the meeting; or

(d) any Shareholder or Shareholders present in person or by proxy holding shares conferring a right to vote at the meeting on which there have been paid-up sums in aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one.

The necessary quorum for the Company's general meetings is two persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

Matters are transacted at the Company's general meetings by the proposing and passing of resolutions, of which there are three kinds:

(a) an ordinary resolution, which includes resolutions for the election of Directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;

(b) a special resolution, which includes resolutions amending the Company's memorandum of association or Articles or changing its name; and

(c) an extraordinary resolution, which includes resolutions modifying the rights of any class of shares at a meeting of the holders of such class or relating to certain matters concerning the winding-up of the Company.

An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at a meeting at which there is a quorum.

Special and extraordinary resolutions require the affirmative vote of not less than three-quarters of the persons voting at a meeting at which there is a quorum.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is not entitled to cast the deciding vote in addition to any other vote he or she may have. Meetings are generally convened upon advance written notice of 21 clear days for the passing of a special resolution and 14 clear days for any other resolution, depending on the nature of the business to be transacted. The days of delivery and receipt of the notice are not included.

(g) *Pre-emptive Rights*

The Companies Act confers upon Shareholders, to the extent not disapplied, rights of pre-emption in respect of the allotment of equity securities (which term includes shares) that are or are to be paid up wholly in cash. These provisions may be disapplied by special resolutions of the Shareholders, either generally or specifically, for periods not exceeding fifteen months thereafter.

(h) *Variation of Rights*

If, at any time, the Company's share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or on the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, the quorum is to be two or more persons who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

(i) *Transfer of Shares*

The shares which are in certificated form, can be transferred by a transfer in writing in the usual standard form or in any other form approved by the Directors. The transfer document must then be delivered to the registered office of the Company (or any other place decided upon by the Directors) together with the share certificate for the shares to be transferred and any other evidence which the Directors require from the transferor confirming its entitlement to make the transfer. There is no fee payable to the Company for transferring shares. A share transfer form must be signed by or on behalf of the transferor and, in the case of shares which are not fully paid-up, by the transferee. The transferor will be treated as continuing to be the Shareholder until the name of the transferee is put on the register for that share.

The shares which are in uncertificated form may be transferred by means of a relevant system as defined in the CREST Regulations.

The Directors can refuse to register a transfer of shares in certificated form which are not fully paid-up without giving any reason for so refusing. The Directors may not refuse to register the transfer of any shares admitted to the Official List by the UK Listing Authority if this would prevent dealings in the shares from taking place on an open and proper basis. The Directors may also refuse to register a transfer of any shares on which the Company has a lien and a transfer of any shares (whether fully paid or not) in favour of more than four persons jointly.

(j) *Limitations on Voting and Shareholding*

There are no limitations imposed by the Articles on the rights of non-residents or foreign persons to hold or vote with respect to the shares, other than the limitations that would generally apply to all Shareholders.

(k) *Lien and Forfeiture*

The Company has a lien (enforceable by sale) on every partly paid share (including dividends payable on such a share) for all monies payable to the Company in respect of that share. The Board may call any monies unpaid on shares and may forfeit shares on which calls payable are not duly paid and any shares so forfeited shall become the property of the Company. The forfeiture shall include all dividends or other monies payable in respect of the forfeited shares which have not been paid before the forfeiture.

4.2 ***Directors' Interests***

(a) A Director shall not vote at a meeting of the Board or a committee of the Board on any resolution of the Board concerning a matter in which he has an interest (otherwise than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him within the meaning of section 346 of the Companies Act) is material. Subject to the provisions of the Companies Act, a Director

will (in the absence of some other material interest than is indicated below) be entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following:

(i) the giving of a guarantee, security or indemnity in respect of money lent, or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(ii) the giving of a guarantee, security or indemnity in respect of a debt or other obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility (in whole or in part) under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) any proposal concerning any other body corporate in which he is interested directly or indirectly, whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him within the meaning of section 346 of the Companies Act) does not have an interest (as that term is used in sections 198 to 211 of the Companies Act) in one per cent. or more of any class of the issued equity share capital of such body corporate (or any third company through which his interest is derived) or of the voting rights, available to members of the relevant body corporate (any such interest being a material interest);

(v) any proposal relating to any arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom the arrangement relates; and

(vi) any proposal concerning any insurance which the Company proposes to purchase or maintain for the benefit of Directors or for the benefit of persons who include Directors.

(b) A Director may not vote or be counted in the quorum on a resolution of the Board or committee of the Board concerning his own appointment (including fixing or varying the terms of appointment) to an office or employment with the Company or any body corporate in which the Company is interested.

4.3 ***Remuneration of Directors***

(a) The ordinary remuneration of the Directors for their services (excluding amounts payable under any other provisions of the Articles as described below) shall not exceed in aggregate £2.0 million (approximately $3.3 million) per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. Any Director who is appointed to any executive office shall be entitled to receive such extra remuneration as the Board may determine.

(b) Any Director holding executive office or who serves on any committee of the Board, who by the request of the Directors goes or resides abroad for any purpose of the Company or otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director may be paid such extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

(c) The Board may provide benefits, whether by the payment of gratuities, pensions or other retirement, superannuation, death or disability benefits to any past or present Director (or other employee of the Company or any subsidiary or associated Company), or any member of his family, or any person who is or was dependent on him and may contribute to any scheme or fund and pay premiums for the purchase or provision of any such benefit.

(d) The Directors may be paid by the Company all such reasonable expenses properly incurred in attending and returning from meetings of the Directors or committees of the Board or general meetings or otherwise in connection with the business of the Company.

(e) A Director shall not be required to hold any shares by way of qualification.

4.4 *Appointment of Directors*

Directors may be appointed by the Company by ordinary resolution or by the Board. A Director appointed by the Board holds office only until the next annual general meeting and is not taken into account in determining the Directors who are to retire by rotation at that meeting. Unless and until otherwise determined by ordinary resolution, the number of Directors shall be not less than two and shall not be subject to any maximum.

4.5 *Retirement of Directors by Rotation*

At each annual general meeting of the Company all those Directors who were elected or last re-elected at or before the annual general meeting held in the third calendar year before the date of the annual general meeting shall retire from office by rotation. Subject to the Articles, a retiring Director shall be eligible for re-election.

4.6 *Borrowing Powers*

Subject to the Companies Act and the Articles, the Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its business, assets, undertakings, property, and uncalled capital and to issue debentures and other securities and give security whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

The Directors shall restrict the borrowings of the Company and by the exercise of the Company's voting and other rights or powers of control over its subsidiaries ensure that the aggregate amount for the time being remaining undischarged of all monies outstanding in respect of monies borrowed by the Group (excluding intra-Group borrowings) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed a sum equal to £300.0 million (approximately $500.9 million). No such ordinary resolution is required for the borrowing of any monies intended to be applied and actually applied within six months of the date of borrowing, in the repayment (with or without premium) of any monies then already borrowed and remaining undischarged, notwithstanding that the same may result in the said limit being temporarily exceeded.

4.7 *Indemnity of Officers*

Subject to the Companies Act but without prejudice to any indemnity to which a Director may otherwise be entitled, every Director or other officer shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings whether criminal or civil in which judgement is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

4.8 *Untraced Shareholders*

The Company shall be entitled to sell at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law provided that:

(a) during a period of twelve years prior to the date of advertising its intention to sell such shares, it has made at least three attempts to contact the member (each such attempt being a reasonable time after the last) or at least three dividends in respect of such shares have been declared and all dividend warrants and cheques sent have remained uncashed, or a combination of the two;

(b) as soon as practicable after the expiry of the period referred to in sub-paragraph (a) above, the Company inserts advertisements in both a national daily newspaper and in a newspaper circulating in the area of the last known address of the member or the address at which service of notice may be effected under the Articles is located giving notice of its intention to sell the shares;

(c) during the period of three months following the publication of the advertisements referred to in sub-paragraph (b) above, the Company receives no indication either of the whereabouts or existence of the member or person; and

(d) if the shares are listed on the Official List of the UK Listing Authority, the Company gives notice to the UK Listing Authority of its intention to sell the shares prior to publication of the advertisements.

The net proceeds of such sale shall belong to the Company, which shall be obliged to account to the former member or other person previously entitled to the Shares for an amount equal to the proceeds as a creditor of the Company.

4.9 *Members resident abroad*

Members with registered addresses outside the United Kingdom are not entitled to receive notices from the Company unless they have given the Company an address within the United Kingdom at which such notices may be served.

5. Directors of the Company

5.1 The Directors, their functions within the Company and brief biographies, are set out in Part II of this document.

5.2 During the five years immediately prior to the date of this document, the Directors have held or currently hold the following directorships (excluding subsidiaries of any company of which he is also a director) and/or are or were partners of the following partnerships:

Director	Current directorships/partnerships	Former directorships/partnerships
David John Carey	Carey Enterprises, Inc. Gibraltar Software, Inc. Jug Mountain Ranch, Inc. Sunrise II LLP[(1)] Sunrise IIA LLP[(1)]	Integrated Devices Technology, Inc.
Alastair David Milne	Edinburgh Technology Fund Limited Ratho Quarry Company Limited Edinburgh Research and Innovation Limited	Edinburgh Technopole Limited
James Robert Craig Reid	—	—
George Reginald Elliott	Elliott Corporate Development Limited	Calluna plc
John Martin Urwin	—	—
Juergen Germies	West KB- Westdeutsche Kapitalbeteiligungsgesellschaft mbH Sparkassen-Beteiligungsgesellschaft mbH West TM - Westdeutsche Technologiemanagement - gesellschaft mbH WestKB Fünfte Projektgesellschaft für Beteiligungen mbH S-Chancen-Kapitalfonds NRW GmbH VCS AG MICRAM AG Beteiligungsgesellschaft der Westdeutschen Landesbank mbH Dusskapital Acht Beteiligungsgesellschaft mbH West Euro Beteiligungsgesellschaft mbH WestLB Equity Fonds GmbH	ProKB Provinzial Kapitalbeteiligungsgesellschaft mbH teamwork information management AG Xionet AG Digital Capital GmbH Equity Bridge Finanz GmbH TINOX AG SALT AG

(1) Mr Carey is a limited partner in these two partnerships

Director	Current directorships/partnerships	Former directorships/partnerships
	Mindmatics AG CWB Capital Partners Limited WestLB & Panmure Growth Fund GmbH WestLB Venture Capital Management GmbH & Co. KG	—
Ross King Graham . . .	Coinflint Residents Association Limited Misys plc Vecta Corporation Limited	The Blackwell Golf Club Limited
Barry Michael Rose . .	Baillie Gifford Shin Nippon plc Liverpool Victoria Friendly Society Scottish Environmental Protection Agency	Amicus UK Limited JP Morgan Fleming Technology Trust plc The Scottish Provident Institution

5.3 None of the Directors has:

(a) any unspent convictions in relation to indictable offences;

(b) ever been declared bankrupt or been the subject of an individual voluntary arrangement;

(c) (save as set out in 5.4 below) ever been a director with an executive function of a company which while he was a director or within 12 months of his ceasing to be a director had a receiver appointed, entered into compulsory liquidation, creditors' voluntary liquidation, entered into administration, entered into a company voluntary arrangement or any composition or arrangement with its creditors generally or with any class of its creditors;

(d) ever been a partner within a partnership which while he was a partner or within 12 months of his ceasing to be a partner entered into compulsory liquidation, administration or a partnership voluntary arrangement of any partnership;

(e) owned any asset which has been placed in receivership or been a partner in a partnership whose assets have been placed in receivership while he was a partner or within the 12 months preceding such event; or

(f) been the subject of any public criticism by statutory or regulatory authorities (including designated professional bodies) nor has any of them ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

5.4 Mr. Elliott was a director of Calluna Technology Limited ("CTL"), a subsidiary of Calluna plc, from 1998. He handed in his notice of resignation on 21 July 1999. In February 2000, CTL appointed an administrator. At that time CTL had external debts of £5.4 million (approximately $9.0 million) and inter-group debts of £31.9 million (approximately $53.3 million).

5.5 The senior management, their functions within the Company and brief biographies, are set out in Part II of this document.

5.6 During the five years immediately prior to the date of this document, none of the senior management have held or currently hold any directorships (excluding subsidiaries of any company of which he is also a director) and/or are or were partners of any partnerships.

5.7 None of the senior management has:

(a) any unspent convictions in relation to indictable offences;

(b) ever been declared bankrupt or been the subject of an individual voluntary arrangement;

(c) ever been a director with an executive function of a company which while he was a director or within 12 months of his ceasing to be a director had a receiver appointed, entered into compulsory liquidation, creditors' voluntary liquidation, entered into administration, entered into a company voluntary arrangement or any composition or arrangement with its creditors generally or with any class of its creditors;

(d) ever been a partner within a partnership which while he was a partner or within 12 months of his ceasing to be a partner entered into compulsory liquidation, administration or a partnership voluntary arrangement of any partnership;

(e) owned any asset which has been placed in receivership or been a partner in a partnership whose assets have been placed in receivership while he was a partner or within the 12 months preceding such event; or

(f) been the subject of any public criticism by statutory or regulatory authorities (including designated professional bodies) nor has any of them ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

5.8 The business address of each of the Directors and each of the members of senior management is Lutton Court, 20 Bernard Terrace, Edinburgh EH8 9NX.

6. Directors' Shareholdings and Other Interests

6.1 As at the date of this document, the interests of the Directors and each of their immediate families and related trusts, all of which are beneficial (unless otherwise stated), in the share capital of the Company which (i) have been notified to the Company pursuant to section 324 or 328 of the Companies Act, or which (ii) are required to be entered in the register of directors maintained under the provisions of section 325 of the Companies Act, or (iii) which are interests of a person connected (within the meaning of section 346 of the Companies Act) with a Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii) above, and the existence of which is known to or could with reasonable diligence be ascertained by that Director, were as follows:

	Immediately prior to Admission(1)		Immediately after Admission	
Director	**Ordinary Shares**	**Percentage of Issued Ordinary Share Capital**	**Ordinary Shares**	**Percentage of Issued Ordinary Share Capital(2)**
David John Carey(3)	4,821,657	5.37	4,821,657	4.74
Alastair David Milne	3,063,000	3.41	3,072,523	3.02
James Robert Craig Reid(4)	945,300	1.05	945,300	0.93
John Martin Urwin	24,200	0.03	24,200	0.02
George Reginald Elliott	—	—	9,523	0.01
Juergen Germies	—	—	—	—
Ross Graham	—	—	9,523	0.01
Barry Michael Rose	—	—	23,809	0.02

(1) Following the reorganisation of the Company's share capital as described in paragraph 3.4 above.

(2) Assuming no revocation of applications for Ordinary Shares by employees under the Employee Offer.

(3) Of these Ordinary Shares: 20,000 are held in the name of D J Carey II, Mr Carey's son, in his own name; and 20,000 are held in the name of G E M Carey, Mr Carey's daughter, in her own name.

(4) Of these Ordinary Shares: 745,300 are held in the name of Mr Reid; 150,000 are held in the name of M Reid, Mr Reid's wife, in her own name; 25,000 are held in the name of M Reid for A Reid, Mr Reid's son; and 25,000 are held in the name of M Reid for L Reid, Mr Reid's daughter.

6.2 Insofar as it is known to the Company, as at the date of this document, the following persons (other than Directors) are interested, or will immediately after Admission be interested, directly or indirectly, in 3%, or more of the issued ordinary share capital:

	Immediately Prior to Admission[1]		Immediately After Admission	
	Ordinary Shares	Percentage Of Issued Ordinary Share Capital	Ordinary Shares	Percentage Of Issued Ordinary Share Capital[2]
City of Edinburgh Council	5,716,741	6.36	569,440	0.56[3]
Enterprise Capital plc	6,852,951	7.63	6,852,951	6.73[4]
Richard Farleigh	5,308,500	5.91	5,308,500	5.22
Sanyo Semiconductor	5,035,700	5.60	5,035,700	4.95
Scottish Enterprise	8,333,300	9.27	1,249,995	1.23[3]
UBS Capital (Jersey) Ltd	5,076,100	5.65	2,538,050	2.49
WestLB & Panmure Growth Fund Limited	12,500,000	13.91	6,250,000	6.14[3]
Willbro Nominees Ltd	4,731,600	5.27	4,731,600	4.65

(1) Following the reorganisation of the Company's share capital as described in paragraph 3.4 above.
(2) Assuming no revocation of applications for Ordinary Shares by employees under the Employee Offer and no acquisition of Ordinary Shares by any of such shareholders pursuant to the Offer.
(3) Assuming the Over-allotment Option is not exercised.
(4) It is the current intention of Enterprise Capital plc to transfer its entire holding of Ordinary Shares to various transferees upon, or immediately following, Admission.

6.3 None of the Directors is aware of any person or persons who are or, following the Offer will or are likely to be, directly or indirectly, jointly or severally, able to exercise control over the Company.

6.4 Following Admission, the Directors will have the following options to purchase Ordinary Shares:

Name	Number of Underlying Ordinary Shares	Date of Grant	Exercise Price (in pounds sterling)	Date from Which Exercisable	Expiry Date
Alastair David	460,000*	17 December 1999	£0.15	17 December 2002	23 March 2006
Milne	190,000	17 December 1999	0.15	17 December 2002	17 December 2009
	460,000*	23 March 2001	0.15	17 December 2002	23 March 2011
	490,000	20 March 2002	0.20	20 March 2005	20 March 2012
	10,000	20 March 2002	0.20	20 March 2005	20 March 2009
	220,000	1 January 2003	0.40	1 January 2006	1 January 2010
	498,900	14 August 2003	0.75	14 August 2006	14 August 2010
	1,100	14 August 2003	0.75	14 August 2006	14 August 2013
James Robert	310,600	15 December 1995	£0.03	15 December 1998	15 December 2005
Craig Reid	39,400	31 January 1996	0.03	31 January 1999	31 January 2006
	180,000	18 August 1997	0.25	18 August 2000	18 August 2004
	430,000*	17 December 1999	0.15	17 December 2002	17 December 2006
	120,000	17 December 1999	0.15	17 December 2002	17 December 2009
	430,000*	23 March 2001	0.15	17 December 2002	23 March 2011
	220,000	20 March 2002	0.20	20 March 2005	20 March 2009
	30,000	20 March 2002	0.20	20 March 2005	20 March 2012
	82,000	1 January 2003	0.40	1 January 2006	1 January 2010
	345,900	14 August 2003	0.75	14 August 2006	14 August 2010
	4,100	14 August 2003	0.75	14 August 2006	14 August 2013
George Reginald	10,000*	3 January 2000	£0.15	3 January 2003	3 January 2007
Elliott	190,000	3 January 2000	0.15	3 January 2003	3 January 2010
	10,000*	23 March 2001	0.15	3 January 2003	23 March 2011
	400,000	23 March 2001	0.15	23 March 2004	23 March 2011
	88,000	1 January 2003	0.40	1 January 2006	1 January 2010
	201,400	14 August 2003	0.75	14 August 2006	14 August 2010
	48,600	14 August 2003	0.75	14 August 2006	14 August 2013

Name	Number of Underlying Ordinary Shares	Date of Grant	Exercise Price (in pounds sterling)	Date from Which Exercisable	Expiry Date
John Martin Urwin	176,200	15 December 1995	£0.03	15 December 1998	15 December 2005
	22,400	31 January 1996	0.03	31 January 1999	31 January 2006
	180,000	18 August 1997	0.25	18 August 2000	18 August 2004
	150,000*	17 December 1999	0.15	17 December 2002	17 December 2006
	150,000	17 December 1999	0.15	17 December 2002	17 December 2009
	150,000*	23 March 2001	0.15	17 December 2002	23 March 2011
	121,400	23 March 2001	0.15	23 March 2004	23 March 2011
	100,000	20 March 2002	0.20	20 March 2005	20 March 2009
	150,000	20 March 2002	0.20	20 March 2005	20 March 2012
	79,000	1 January 2003	0.40	1 January 2006	1 January 2010
	296,900	14 August 2003	0.75	14 August 2006	14 August 2010
	3,100	14 August 2003	0.75	14 August 2006	14 August 2013

* The Ordinary Shares comprising those options granted on 17 December 1999 and 3 January 2000 are subject to parallel option arrangements, whereby corresponding options were granted on 23 March 2001 on the basis that option holders may only exercise one of the options comprising such parallel arrangement but not both.

6.5 Save as disclosed in this paragraph 6, none of the Directors nor any connected person (the existence of which is known to, or could with reasonable diligence be ascertained by the relevant Director) has any interests (including any non beneficial interest) in the share capital of the Company or any of its subsidiaries or any options to acquire any such share capital.

7. Directors' Service Agreements and Emoluments

7.1 Details of existing Executive Directors' service contracts with the Company are as follows:

(a) The Company's service agreement with Alastair David Milne, Wolfson's Chief Executive Officer, is dated 25 September 2003 and provides for his appointment as a director. Dr Milne's service agreement with the Company is not for a fixed term and may be terminated by either party giving not less than twelve months' written notice. The Company has absolute discretion to terminate Dr Milne's employment at any time by making a payment in lieu of notice equivalent to his basic salary over any unexpired period of notice. The Company may also terminate Dr Milne's service agreement on not less than one month's written notice if he is, due to illness, injury or other incapacity, unable to perform his duties for a total period of 120 working days (whether or not consecutive) in any period of 12 months. His salary is currently £110,000 (approximately $183,678) per annum. The Company provides Dr Milne with a company car and an annual pension contribution of £8,360 (approximately $13,960), as well as private family healthcare cover.

(b) The Company's service agreement with James Robert Craig Reid, Wolfson's Chief Technical Officer, is dated 25 September 2003 and provides for his appointment as a director. Mr Reid's service agreement with the Company is not for a fixed term and may be terminated by either party giving not less than twelve months' written notice. The Company has absolute discretion to terminate Mr Reid's employment at any time by making a payment in lieu of notice equivalent to his basic salary over any unexpired period of notice. The Company may also terminate Mr Reid's service agreement on not less than one month's written notice if he is, due to illness, injury or other incapacity, unable to perform his duties for a total period of 120 working days (whether or not consecutive) in any period of 12 months. His salary is currently £82,000 (approximately $136,924) per annum. The Company provides Mr Reid with a company car and an annual pension contribution of £6,232 (approximately $10,406), as well as private family healthcare cover.

(c) The Company's service agreement with George Reginald Elliott, our Chief Financial Officer, is dated 25 September 2003 and provides for his appointment as a director. Mr Elliott's service agreement with the Company is not for a fixed term and may be terminated by either party giving not less than twelve months' written notice. The Company has absolute discretion to terminate Mr Elliott's employment at any time by making a payment in lieu of notice equivalent to his basic salary over any unexpired period of notice. The Company may also terminate Mr Elliott's service agreement on not less than one month's written notice if he is, due to illness, injury or other incapacity, unable to perform his duties for a total period of 120 working days (whether or not

consecutive) in any period of 12 months. His salary is currently £88,000 (approximately $146,942) per annum. The Company provides Mr Elliott a company car and an annual pension contribution of £6,688 (approximately $11,168), as well as private family healthcare cover.

(d) The Company's service agreement with John Martin Urwin, our Operations Director, is dated 25 September 2003 and provides for his appointment as a director. Mr Urwin's service agreement with the Company is not for a fixed term and may be terminated by either party giving not less than twelve months' written notice. The Company has absolute discretion to terminate Mr Urwin's employment at any time by making a payment in lieu of notice equivalent to his basic salary over any unexpired period of notice. The Company may also terminate Mr Urwin's service agreement on not less than one month's written notice if he is, due to illness, injury or other incapacity, unable to perform his duties for a total period of 120 working days (whether or not consecutive) in any period of 12 months. His salary is currently £79,000 (approximately $131,914) per annum. The Company provides Mr Urwin with a car allowance of £6,000 (approximately $10,019) and an annual pension contribution of £6,004, (approximately $10,025) as well as private family healthcare cover.

(e) All the Executive Directors participate in the Company's pension scheme providing benefits based on final pensionable pay. The current contribution rate is 13.6%, of which 6% is contributed by the employees.

(f) There is a non-contractual management incentive scheme for the Company's executive directors and senior management, whereby a bonus pool is created upon the Company's profits (before interest and tax) reaching £5.0 million (approximately $8.3 million). The bonus pool is capped at 5% of the Company's profits (before interest and tax). A recipient's individual cash bonus is capped at one times salary for each executive director or senior manager and is subject to the attainment of pre-determined personal objectives. Subject to meeting the above criteria the bonus pool is shared amongst the executive directors and senior management according to a pre-determined formula.

(g) The remuneration committee annually reviews the remuneration packages of the executive directors and the senior management team of the Company. It will do so again before the end of 2003. The remuneration committee's objective is to ensure that the remuneration policy creates competitive remuneration packages, taking into account, amongst other things, the market situation of the Company.

(h) There is a profit sharing scheme in place for all employees, under which we intend to give each employee 5% of their salary this year, with an additional level of discretionary bonus capable of being awarded. Those of our employees who have not been employed by us for an entire year at the time of the bonus would receive a pro rata equivalent. This scheme is discretionary and is ad hoc in its nature, although employees have been told that it will be implemented this year.

7.2 The following Directors have executed Agreements setting out their Terms of Appointment as non-executive directors of the Company:

(a) Under the terms of his agreement with the Company dated 25 September 2003, Mr David John Carey agreed to continue acting as a non-executive Director. Such appointment is for a fixed term of three years to 24 September 2006, during which time either party may terminate the appointment on one month's notice, or until terminated under the provisions of the Articles or under the Companies Acts. There is no provision for payment in lieu of notice. Mr Carey receives director's fees of £30,000 (approximately $50,094) per annum for acting as a non-executive director and Chairman of the Board (which is reviewed annually). He also receives expenses for travelling to and attending Board meetings. Mr Carey is not entitled to participate in any group bonus or pension schemes or other group benefit arrangements (except travel/accidents insurance). The agreement contains restrictions on the use or disclosure of the Company's confidential information.

(b) Under the terms of his agreement with the Company dated 25 September 2003, Mr Juergen Germies agreed to continue acting as a non-executive Director. Such appointment is for a fixed term of six months to 24 March 2004, during which time either party may terminate the appointment on one months' notice, or until terminated under the provisions of the Articles or under the Companies Acts. There is no provision for payment in lieu of notice. Mr Germies does not receive director's fees. He receives expenses for travelling to and attending Board meetings. Mr Germies is not entitled to participate in any group bonus or pension schemes or other group benefit arrangements (except travel/accidents insurance). The agreement contains restrictions on the use or disclosure of the Company's confidential information.

(c) Under the terms of his agreement with the Company dated 25 September 2003, Mr Ross King Graham agreed to act as a non-executive Director. Such appointment is for a fixed term of three years to 24 September 2006, during which time either party may terminate the appointment on one month's notice, or until terminated under the provisions of the Articles or under the Companies Acts. There is no provision for payment in lieu of notice. Mr Graham receives director's fees of £25,000 (approximately $41,745) per annum for acting as a non-executive director and a further £5,000 per annum (approximately $8,349) for acting as chairman of the audit committee) (each of which is reviewed annually). He also receives expenses for travelling to and attending Board meetings. Mr Graham is not entitled to participate in any group bonus or pension schemes or other group benefit arrangements (except travel/accidents insurance). The agreement contains restrictions on the use or disclosure of the Company's confidential information.

(d) Under the terms of his agreement with the Company dated 25 September 2003, Mr Barry Michael Rose agreed to continue acting as a non-executive Director. Such appointment is for a fixed term of three years to 24 September 2006, during which time either party may terminate the appointment on one month's notice, or until terminated under the provisions of the Articles or under the Companies Acts. There is no provision for payment in lieu of notice. Mr Rose receives director's fees of £25,000 (approximately $41,745) per annum for acting as a non-executive director and a further £5,000 per annum (approximately $8,349) for acting as chairman of the remuneration committee (each of which is reviewed annually). He also receives expenses for travelling to and attending Board meetings. Mr Rose is not entitled to participate in any group bonus or pension schemes or other group benefit arrangements (except travel/accidents insurance). The agreement contains restrictions on the use or disclosure of the Company's confidential information.

7.3 The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) granted to the Directors by the Company for the year ended 31 December 2002 amounted to approximately £390,000 (approximately $651,222). It is estimated that for the year ended 31 December 2003, the remuneration of the Directors will be approximately £670,000 (approximately $1,118,766).

7.4 The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) granted to the senior management, listed under "Management" in Part II of this document, by the Company for the year ended 31 December 2002 amounted to approximately £460,000 (approximately $768,108). It is estimated that for the year ended 31 December 2003, the remuneration of the senior management will be approximately £645,000 (approximately $1,077,021).

7.5 There is no arrangement under which a Director has agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

7.6 There are no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any of the Directors.

7.7 Save as disclosed above there are no existing or proposed service agreements between any of the Directors and any member of the Group.

7.8 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and which was effected in the current or immediately preceding financial year or during an earlier period and which remains in any respect outstanding or unperformed.

8. The Company's Share Schemes

8.1 Introduction

The Company established the First and Second Schemes in 1995 and the EMI Scheme in 2001. In addition, the Company has also established the 2003 Wolfson Microelectronics plc All Employee Share Scheme and the 2003 Wolfson Microelectronics plc Executive Share Scheme. Following Admission no further options will be granted under the First Scheme, the Second Scheme or the EMI Scheme. Future incentives will be provided through the New Schemes.

Summaries of the principal features of each of these arrangements are set out below.

8.2 The Wolfson Microelectronics plc First Executive Share Option Scheme

(a) ***General***

The First Scheme was adopted by the Company on 7 April 1995 and has been approved by the UK Inland Revenue. As at the date of this document, options over a total of 4,400,600 Ordinary Shares were outstanding under the First Scheme. All such options are or may become exercisable on and after Admission. As mentioned above, following Admission no further options will be granted under the First Scheme. Benefits under the First Scheme are not pensionable.

(b) *Eligibility*

All full time directors and employees of the Company and any subsidiary of the Company who is not within two years of retirement have been eligible to be granted options, at the discretion of the Directors.

(c) *Exercise Price*

Options have been granted at full market value from time to time. The market value has been agreed with the Inland Revenue prior to each date of grant.

(d) *Limits on Share Capital*

The rules of the First Scheme limit the grant of options so that the number of Ordinary Shares issued or remaining issuable by virtue of options granted in the preceding ten years under the First Scheme and any other employee share scheme established by the Company could not exceed 17% of the issued share capital at the date of grant.

(e) *Individual Limit*

Options may not be granted to a participant if that grant would result in the aggregate market value of Ordinary Shares comprising options granted to him under the First Scheme exceeding £30,000. Options which have been exercised or lapsed or been surrendered have been ignored in calculating this limit.

(f) *Exercise of Options*

Options are normally not exercisable prior to the third anniversary of the date on which the option was granted. However, if an optionholder ceases to be an employee of the Group as a result of death, injury, disability, redundancy, retirement or because the company by which he is employed ceases to be a member of the Group or any other reason at the discretion of the Directors, his options will be exercisable in full for a period of six months following such cessation of employment.

Options lapse immediately on cessation of employment for any other reason.

(g) *Changes in Control, Reconstruction and Winding-up*

Options may be exercised in the event of a change of control, reconstruction or winding-up of the Company, notwithstanding that such options have not been held for at least three years. Where another company acquires control of the Company, options may, in some circumstances, be exchanged for equivalent options over shares in the acquiring company or certain other companies in the acquiring company's group.

(h) *Adjustments*

Options may be adjusted by the Directors following a variation of share capital, (whether by way of a capitalisation or rights issue, a reduction or sub-division or consolidation or by a conversion of one class of shares in the capital of the Company into another class or by way of a variation of rights attaching to any class of shares in the capital of the Company) provided that the Company's auditors confirm any adjustment as fair and reasonable and the prior approval of the Inland Revenue is obtained.

(i) *Issue of Shares*

On the exercise of options, the Company is obliged to issue shares within 28 days of such exercise. All shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment, other than in relation to a dividend payable by reference to a prior record date.

(j) *Amendments*

The Directors may amend the rules of the First Scheme at any time provided that the prior approval of the Company in general meeting is obtained for amendments which are to the advantage of participants and relate to eligibility, the extent of participation, the subscription price, the scheme limits, adjustment of options on a variation of share capital and certain other provisions. All amendments require the approval of the Inland Revenue.

8.3 The Wolfson Microelectronics plc Second Executive Share Option Scheme

(a) *General*

The Second Scheme was adopted by the Company on 17 June 1995. It has not been approved by the UK Inland Revenue. As at the date of this document, options over a total of 9,492,500 Ordinary Shares were outstanding under the Second Scheme of which 2,906,000 Ordinary Shares comprising those

options are subject to parallel option arrangements, whereby corresponding options were granted under the EMI Scheme on the basis that optionholders may only exercise one of the options comprising such parallel arrangements but not both. All such options are or may become exercisable on and after Admission. As mentioned above, following Admission no further options will be granted under the Second Scheme. Benefits under the Second Scheme are not pensionable.

(b) *Eligibility*

All directors and employees (whether or not full time) of the Company and any subsidiary of the Company who is not within two years of retirement have been eligible to be granted options, at the discretion of the Directors.

(c) *Exercise Price*

The Directors may set the option price at any level provided that it is greater than the nominal value of the Ordinary Shares. All options have, in fact, been granted at levels which the Directors considered to be the market value of the Ordinary Shares at or around the time options were granted.

(d) *Limits on Share Capital*

The rules of the Second Scheme limit the grant of options so that the number of Ordinary Shares issued or remaining issuable by virtue of options granted under the Second Scheme and any other employee share scheme established by the Company in the ten years following the date on which the Second Scheme was adopted could not exceed 17% of the issued share capital at the date of grant.

(e) *Individual Limit*

Options may not be granted to a participant if that grant would result in the aggregate market value of Ordinary Shares comprising options granted to him under the Second Scheme, and any other employee share scheme adopted by the Company, exceeding the greater of four times the participant's PAYE earnings or £100,000 (approximately $166,980), whichever is the greater. Options which have been exercised or lapsed or been surrendered have been ignored in calculating this limit.

(f) *Exercise of Options*

The Directors when granting options may set the time or times at which options may become exercisable. Options are not normally exercisable prior to the third anniversary of the date on which the option was granted.

If an optionholder ceases to be an employee of the Group as a result of death, injury, disability, redundancy, retirement or because the company by which he is employed ceases to be a member of the Group or any other reason at the discretion of the Directors, his options may be exercised in full for a period of time following such cessation of employment (normally 2 months other than in circumstances of death in respect of which the exercise period is 6 months). Unexercised options at the end of that period lapse. Options lapse immediately on cessation of employment for any other reason.

(g) *Changes in Control, Reconstruction and Winding-up*

Options may be exercised in full in the event of a change of control, reconstruction or winding-up of the Company.

(h) *Adjustments*

Options may be adjusted by the Directors following a variation of share capital, whether by way of a capitalisation or rights issue, a reduction or sub-division or consolidation or by a conversion of one class of shares in the capital of the Company into another class or by way of a variation of rights attaching to any class of shares in the capital of the Company, provided that the Company's auditors confirm any adjustment as fair and reasonable.

(i) *Issue of Shares*

On the exercise of options, the Company is obliged to issue shares within 28 days of an option exercise. All shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment, other than in relation to a dividend payable by reference to a prior record date.

(j) *Amendments*

The Directors may amend the rules of the Second Scheme at any time provided that the prior approval of the Company in general meeting is obtained for amendments which are to the advantage of participants and relate to eligibility, the extent of participation, the subscription price, the scheme limits, adjustment of options on a variation of share capital and certain other provisions.

8.4 The Wolfson Microelectronics plc Enterprise Management Incentive Scheme

(a) *General*

The EMI Scheme was adopted by the Company on 23 March 2001. It has not been formally approved by the UK Inland Revenue but options granted under the EMI Scheme are intended to benefit from the tax advantages accorded to qualifying enterprise management incentive options by virtue of the Income Tax (Earnings and Pensions) Act 2003. As at the date of this document, options over a total of 6,094,900 Ordinary Shares were outstanding under the EMI Scheme. All such options are or may become exercisable on and after Admission. As mentioned above, following Admission no further options will be granted under the EMI Scheme. Benefits under the EMI Scheme are not pensionable.

(b) *Eligibility*

All employees of the Company and any subsidiary of the Company who work at least 25 hours per week (or commit at least 75% of working time to the business of the Group) and are not within two years of retirement have been eligible to be granted options, at the discretion of the Directors.

(c) *Exercise Price*

The Directors may set the option price at any level. All options have, in fact, been granted at levels which have equated with the market value of the Ordinary Shares at or around the time options were granted, as agreed with the Inland Revenue.

(d) *Limits on Share Capital*

The rules of the EMI Scheme limit the grant of options so that the number of Ordinary Shares issued or remaining issuable by virtue of options to subscribe under the EMI Scheme and any other employee share scheme established by the Company could not exceed 17% of the issued share capital at the date of grant.

Furthermore, the aggregate market value, as at the relevant dates of grant, of all shares comprising unexercised options under the EMI Scheme may not exceed £3.0 million (approximately $5.0 million).

(e) *Individual Limit*

Options may not be granted to a participant if that grant would result in the aggregate market value of Ordinary Shares comprising options granted to him under the EMI Scheme, and any tax approved or EMI employee share option scheme adopted by the Company, exceeding £100,000 (approximately $166,980) or such other limit as may be imposed on EMI options by applicable legislation. Options which have been exercised or lapsed or been surrendered have been ignored in calculating this limit.

(f) *Exercise of Options*

The Directors when granting options may set the time at which options may first become exercisable. The most recent grant of options provided that options would become exercisable in the normal course of events after 3 years.

If an optionholder ceases to be an employee of the Group as a result of death, injury, ill-health, disability, redundancy, retirement or the Company by which he is employed ceases to be a member of the Company's group or any other reason at the discretion of the Directors, his options may be exercised in full for a period of 40 days following such cessation of employment (in the case of death the Directors may extend this period up to any period not exceeding 12 months). Unexercised options lapse at the end of the relevant period. Options lapse immediately on cessation of employment for any other reason.

(g) *Changes in Control, Reconstruction and Winding-up*

Options may be exercised in full in the event of a change of control, reconstruction or winding-up of the Company. However, where the acquiring company has offered the grant of replacement options the Directors may, in certain circumstances, provide that options are not exercisable.

(h) *Adjustments*

Options may be adjusted by the Directors following a variation of share capital (including, but without prejudice to the generality of the foregoing, any capitalisation, rights issue or open offer or any consolidation, sub-division or reduction of capital).

(i) *Issue or Transfer of Shares*

On the exercise of options, the Company is obliged either to issue shares or procure the transfer of shares (from a trustee of an employee benefit trust or from a holding of treasury shares) within 30 days of the date on which the option is exercised.

All shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment, other than in relation to rights determined by reference to a prior record date.

(j) *Amendments*

The Directors may amend the rules of the EMI Scheme at any time provided that the prior consent of participants is obtained in relation to amendments which prejudice subsisting rights.

8.5 The 2003 Wolfson Microelectronics plc All Employee Share Scheme and The 2003 Wolfson Microelectronics plc Executive Share Scheme

(a) *General*

In order to provide incentives to directors and employees following Admission, the Company, on 25 September 2003, established the New Schemes. As at the date of this document no options have been granted under the New Schemes.

The 2003 Employee Scheme and the 2003 Executive Scheme are very similar. Both comprise two parts — one to be approved by the Inland Revenue so as to provide tax qualified options and one not so approved. This structure enables the Company to utilise the available UK tax reliefs and yet retain the flexibility to provide options in excess of the limits imposed by the applicable tax legislation. This facilitates the provision of appropriate levels of incentives to directors and employees.

Many of the powers under the New Schemes are reserved to the Directors. However, notwithstanding this, it is intended that both schemes will be operated by the remuneration committee of the Board.

Benefits under the New Schemes are not pensionable.

The following description applies to both the 2003 Employee Scheme and the 2003 Executive Scheme, unless the contrary is stated.

(b) *Eligibility*

Directors and employees of the Company and any subsidiary of the Company are eligible to be granted options under the New Schemes, save that options under the approved part of each of the New Schemes may not be granted to part-time Directors. Participation is at the discretion of the Directors.

(c) *Grant of options*

Options under the 2003 Executive Scheme will only be granted to selected Directors and senior management. Employees below these levels will, at the discretion of the Directors, participate in the 2003 Employee Scheme.

Options will be granted for nil consideration and will be granted in the 42 days following the announcement of the Company's results (for any period) or at any other time if exceptional circumstances exist so as to justify the grant of options. In addition, options may be granted within the 42-day periods following Admission or when the approved parts of the New Schemes first receive Inland Revenue approval.

(d) *Exercise price*

Options will be granted at an exercise price which is not less than the market value of the Company's Ordinary Shares on the London Stock Exchange dealing day immediately prior to the date of grant (or, in the case of Inland Revenue approved options, some other date agreed with the Inland Revenue) or, at the discretion of the Board, the average market value over the three London Stock Exchange dealing days immediately prior to the date of grant and, where Ordinary Shares are to be subscribed, their nominal value. For this purpose market value shall mean the middle market quotation as derived from the Official List.

(e) *Performance targets*

Options granted under the 2003 Employee Scheme will not be subject to performance targets. Options granted under the 2003 Executive Scheme will be subject to such targets as the Board determine from time to time.

(f) *Limits on Share Capital*

The rules of both New Schemes limit the grant of options so that the number of Ordinary Shares issued or remaining issuable by virtue of options granted under those schemes, and any other employee share scheme established by the Company in the ten years following Admission, cannot exceed 10% of the Company's issued share capital on the relevant date of grant.

(g) *Individual limit*

As mentioned above, both New Schemes are divided into two parts: a part to be approved by the Inland Revenue and a part which is not so approved. The approved part allows for options to subsist over Ordinary Shares worth up to £30,000 (approximately $50,094) at the original exercise price in respect of each optionholder. Ordinary shares in excess of this limit up to 150% of basic annual salary may be granted in each year (more, in exceptional circumstances) under the unapproved part. Options which have been exercised or lapsed or been surrendered will be ignored in calculating these limits.

(h) *Exercise of options*

The Board, when granting options, will set the time or times at which options may become exercisable. The remuneration committee of the Board currently intend that options under the 2003 Employee Scheme will be subject to a four year vesting schedule such that 25% of the option will become exercisable on the first anniversary of its grant with the remainder becoming exercisable over the following 36 months in equal monthly instalments. Options granted under the 2003 Executive Scheme will vest in accordance with the performance targets imposed in relation to those options.

Under the 2003 Employee Scheme, if an optionholder ceases to be an employee of the Group as a result of death, injury, disability, redundancy, retirement or because the Company by which he is employed ceases to be a member of the Company's group or the business in which the optionholder is employed is sold or any other reason at the discretion of the Board, options will normally be exercisable only to the extent vested as at the date of cessation of employment, subject to the Board allowing options to be exercised to a greater extent, for a period of six months (one year in the case of death), following such cessation. The Board may permit a longer period within which the options may be exercised.

Under the 2003 Executive Scheme where an optionholder leaves in such "good leaver" circumstances within the performance period, options will be exercisable at the discretion of the Board. The Board will exercise its discretion based on the performance of the Company as at the date of leaving by reference to the performance target applicable to the relevant options. If options are exercisable they shall remain so for a period of six months (one year in the case of death), or such longer period as the Board determines.

(i) *Changes in Control, Reorganisation and Winding-up*

Options may be exercised in full in the event of a change of control, reconstruction or winding-up of the Company.

(j) *Adjustments*

Options may be adjusted by the Board following a capitalisation, rights issue, open offer or sub-division, consolidation or reduction in the capital of the Company or any other variation of share capital subject, in the case of options under the approved parts of the New Schemes, to prior approval from the Inland Revenue.

(k) *Issue of Shares*

On the exercise of options, the Company is obliged to issue shares within 28 days of such exercise. All shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment, other than in relation to a dividend payable by reference to a prior record date.

(l) *Amendments*

The Directors may amend the rules of the New Schemes at any time provided that the prior approval of the Company in general meeting is obtained for amendments which are to the advantage of participants and relate to eligibility, the extent of participation, the exercise price, the scheme limits, adjustment of options on a variation of share capital and certain other provisions unless such amendments are minor amendments to benefit the administration of the relevant New Scheme, to take into account a change in legislation or to obtain or maintain favourable tax treatment for participants, the Company or participating group companies. Amendments to the provisions of the approved parts of the New Schemes which may affect tax status require Inland Revenue approval. In addition, schemes similar to the New Schemes for non-UK employees may be established but modified to take into account local tax, securities laws and other local requirements.

8.6 All options granted on or after 13 June 2002 under the Second Scheme and all options granted under the EMI Scheme have been granted on the basis that optionholders meet the whole of any UK employer's national insurance liability. Any UK employer's national insurance liability arising on the exercise of options granted to UK resident individuals under the Second Scheme prior to 12 June 2002, and any non-UK employer's social security charges arising on the exercise of options granted to individuals who are resident in countries other than the UK, will be met by the Group. If the likely liability were to be calculated on the basis of the Offer Price the total national insurance and non-UK employer's social security charge (together, the "social security charge") would be approximately £294,000 (approximately $490,921). The actual amount of the social security charge payable will depend on the number of employees who remain with the Group and exercise their options, the market price of the Ordinary Shares at the time of exercise and the prevailing social security rates in the relevant countries at that time. If the Group's share value were to appreciate, or the social security rates in the relevant countries were to increase, the Group's liability for social security would increase, and could constitute a material cash obligation in future periods.

It is intended that, where possible, the whole of any employer social security charge which may arise in relation to options granted under the New Schemes will be met by the employees. In some jurisdictions such transfer of liabilities may not be possible.

9. Pensions

9.1 UK Pension Arrangements

(a) General

There are two ongoing pension arrangements, namely the Wolfson Microelectronics plc Pension Scheme and the Wolfson Defined Contribution Pension Scheme (the "**DC Scheme**"). In addition, the Company participated in Stanplan F, an insured defined benefit pension scheme for numerous employers operated by Standard Life. In 2000 Standard Life withdrew from the defined benefit pension market. This led to the Company's establishing the Wolfson Microelectronics plc Pension Scheme in November 2000.

(b) Wolfson Microelectronics plc Pension Scheme

The Wolfson Microelectronics plc Pension Scheme is a defined benefit scheme. It is contracted out of the state second pension and is treated as an "exempt approved scheme" for the purposes of Chapter I of Part XIV of the Income and Corporation Taxes Act 1988. The assets of the scheme are held by the trustees, currently David Milne, George Elliott and James Reid.

In relation to pension accrual, this scheme was closed to new entrants with effect from 2 July 2002. Employees who joined the scheme prior to its closure continue to accrue benefits. The scheme remains open in relation to life assurance benefits only.

Including life assurance only members, as at 2 January 2003, this scheme had 84 active members, 27 deferred pensioners and 1 pensioner. Currently, the Company contributes at the rate of 7.6% of pensionable salary. This resulted in a total employer contribution for the year ended 31 December 2002 of £162,000 (approximately $270,508). Employees contribute at the rate of 6% of pensionable salary.

The scheme has a standard accrual rate of 1/60th and the normal retirement date (for both men and women) is 65. Benefits can be taken earlier with the consent of the Company and the trustees and may be actuarially reduced to take into account early payment.

The scheme's assets currently comprise units in Standard Life's Overseas and UK Equity Funds. As at 31 December 2002, 70.6% of the scheme's assets were held within the UK Equity Fund with the remainder (29.4%) in the Overseas Fund. In broad terms, this weighting has been maintained. Life assurance benefits are fully insured.

Part V of this document contains the Accountants' Report on the Group. Within that report (at paragraph 5.22) the pension costs in relation to the scheme under FRS 17 are stated. The FRS 17 figures as at 30 June 2003 disclose a net pension liability of $2,589,000.

Notwithstanding this, the Company and the trustees have received advice from the scheme actuary that the scheme was funded to an appropriate level. In particular, the actuary has confirmed that as at 1 January 2003 the scheme's funding level exceeded that required under the statutory minimum funding requirement. It should be noted that, currently, the average age of scheme members is 35 and that there is only one pension in payment which is, in fact, fully insured. One consequence of this scheme profile is that the trustees have, consistent with advice received, been able to invest in equities, which have, over the long term, an expected higher rate of return than bonds.

FRS 17 figures are calculated on the assumption that a scheme's assets are invested entirely in corporate bonds. Thus, in common with many other pension schemes, the Wolfson Microelectronics plc Pension Scheme discloses a FRS 17 deficit. However, the trustees and Company have agreed a level of contributions in accordance with prudent actuarial assumptions as advised by the scheme actuary to target a prudent ongoing funding objective. These contributions will also be sufficient (based upon the prescribed assumptions) to comply with the minimum funding requirement.

(c) **Wolfson Microelectronics plc Defined Contribution Pension Scheme**

As mentioned above, the Wolfson Microelectronics plc Pension Scheme was closed to new entrants with effect from 2 July 2002 in respect of benefits other than life assurance. Accordingly, all new employees from that date are invited to join the DC Scheme. This scheme is strictly on a defined contribution basis. The Company makes contributions on behalf of the members on a matching basis up to a maximum of 6% of salary. During the year ended 31 December 2002, the total amount contributed by the Company was £2,000.

(d) **Stanplan F**

The Company, prior to 2000, participated in Stanplan F (an insured arrangement with Standard Life) on a defined benefit basis. In 2000, Standard Life withdrew from the defined benefit market and proceeded to wind-up Stanplan F. As a result, all benefits relating to employees and ex-employees of the Group under this arrangement have either been transferred to the Wolfson Microelectronics plc Pension Scheme or been fully secured with an insurance company.

9.2 Non-UK Pension Arrangements

Non-UK employees of the company make their own pension arrangements. In relation to US employees, the relevant subsidiary of the Company makes contributions to employees' pension arrangements. Such contributions are on a defined contribution and matching basis up to a maximum contribution of 3% of pay per annum.

10. Securities Law

10.1 *General*

The distribution of this document and the offer of Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes are required by the Underwriters, the Company and the Selling Shareholders to inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdiction. Persons receiving this document should not distribute or send it into any jurisdiction where to do so would or might contravene local securities laws or regulations.

No action has been taken by the Company, the Selling Shareholders or the Underwriters that would permit, otherwise than under the Offer, an offer of Ordinary Shares or possession or distribution of this document or any other offering material relating to Ordinary Shares in any jurisdiction where action for that purpose is required. No offer is being made, or being permitted to be made, to the public in any jurisdiction.

None of the Ordinary Shares may be offered for subscription, sale or purchase or be subscribed, sold or delivered, and this document and any other material in relation to the Ordinary Shares may not be circulated in any jurisdiction where to do so would break any securities laws or regulation of any such jurisdiction or, other than in the UK, give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration.

10.2 *United States*

Because of the following restrictions, investors are advised to consult legal counsel prior to making any resale, pledge or transfer of Ordinary Shares.

The Ordinary Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Ordinary Shares may not be offered,

sold, pledged or otherwise transferred in the United States except to qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A.

In addition, until 40 days after the later of the commencement of the Offer and the completion of the distribution of the Ordinary Shares, an offer or sale of Ordinary Shares within the United States by any dealer may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

Each purchaser of Ordinary Shares offered and sold hereby that is located in the United States or is a US person (as defined in Regulation S under the Securities Act) will be deemed to have represented and agreed as follows (terms defined in Rule 144A or Regulation S shall have the same meaning in this paragraph):

(a) the purchaser: (1) is a qualified institutional buyer (a "**QIB**"); (2) is aware that the sale of the Ordinary Shares to it is being made in reliance on Rule 144A; (3) is acquiring such Ordinary Shares for its own account or for the account of a QIB, as the case may be; and (4) is aware that such Ordinary Shares are restricted securities and that such Ordinary Shares may not be deposited into any unrestricted depositary receipt facility in respect of the Ordinary Shares established or maintained by a depositary bank, unless at the time of deposit such Ordinary Shares are eligible for transfer in accordance with Rule 144(k) under the Securities Act; and

(b) the purchaser understands that the Ordinary Shares are being offered only in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that the Ordinary Shares have not been and will not be registered under the Securities Act and that: (1) it may not resell, pledge or otherwise transfer any of such Ordinary Shares except: (i) to a person whom the seller and/or any person acting on its behalf reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A; (ii) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S; (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available); or (iv) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States or any other jurisdiction; and (2) the purchaser will, and each subsequent holder of such Ordinary Shares is required to, notify any purchaser of such Ordinary Shares from it of the resale restrictions referred to in (1) above.

No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the Ordinary Shares.

11. Principal Investments

Other than the acquisition of Westfield House, the new Edinburgh headquarters, the Group has not made any principal investment in the last three years or during the current financial year.

12. Principal Establishments

The following are the principal establishments of the Group:

Location	Tenure	Rent (£) (per annum)	Expiry date	Approximate Area (square feet)
Westfield House, 22 Westfield Road, Edinburgh EH11 2QR, Scotland	Freehold	n/a	n/a	48,000
Lutton Court, 20 Bernard Terrace, Edinburgh EH8 9NX, Scotland	Leasehold	70,000	April 2015[1]	22,000
16875 West Barnado Drive, Suite 280, San Diego, CA 92127, USA	Leasehold	29,000	June 2005	2,000
5F-9, No. 6, Lane 180, Min-Chuan East Road Sec 6, Taipei, Taiwan	Leasehold	22,000	July 2004	3,350
74-1 Yamashita-cho, Naka-ku, Yokohama, 231-0023, Kanagawa, Japan	Leasehold	17,000	January 2004	1,500

(1) The Company has an option to terminate on 18 April 2006

13. Material Contracts

The following are all of the contracts, not being contracts entered into in the ordinary course of business, which have been entered into by the Group: (i) within two years immediately preceding the date of this document and are, or may be, material to the Group; and (ii) contain a provision under which any member of the Group has any obligation or entitlement which is, or may be, material to the Group at the date of this document:

13.1 *Investment Agreement*

On 25 September 2001 the Company entered into an investment agreement with the executive Directors and West Equity (the "**Investment Agreement**"). The Investment Agreement provided for the Company to issue 5,318,496 Preference Shares to West Equity, existing Shareholders and other investors at a price of £1.00 per Preference Share. The Preference Shares automatically convert into ordinary shares of £0.10 each on: (i) an underwritten public offering in which the gross proceeds due to the Company (before commissions and expenses) exceed £7,500,000 (approximately $12.5 million) and the price per ordinary share of £0.10 each (based on an underwritten price in that offering) exceeds 1.75 times the applicable conversion price, which was initially £28.0 (subject to adjustment in accordance with the then articles of association of the Company) (the "**Conversion Price**"); or (ii) on a listing approved by West Equity. The Preference Shares convert into fully paid ordinary shares of £0.10 each on the basis of applying the aggregate nominal value of the Preference Shares to be converted to subscribe for ordinary shares of £0.10 each at a price per ordinary share of £0.10 each equal to the Conversion Price. The Company and the executive Directors gave normal warranties to West Equity, under which the Company's maximum liability is £3,500,000 (approximately $5,844,300) (provided no liability will arise until all claims exceed £50,000 (approximately $83,490)). The warranties, other than in relation to taxation, have expired. The Company agreed to certain standard continuing undertakings relating to the ongoing operation of the Company and the use of the subscription monies received under the Investment Agreement. The Investment Agreement terminates on Admission, at which time the Preference Shares issued thereunder automatically convert to Ordinary Shares.

13.2 *Share Buy Back Agreement*

The Company and Sanyo Semiconductor entered into a share buy back agreement and a side letter relating to it, each dated 19 October 2001 (the "**Buy Back Agreements**"). The Buy Back Agreements provided for the sale of 50,357 ordinary shares of £0.10 each by Sanyo Semiconductor to the Company for a total consideration of £1,409,996 (approximately $2,354,411). The Buy Back Agreements were approved by special resolution at an extraordinary general meeting of the Company.

13.3 *Sanyo Subscription Deed*

The Company and Sanyo Semiconductor entered into a subscription deed dated 19 October 2001 (the "**Sanyo Subscription Deed**"). The Sanyo Subscription Deed provided for the allotment and issue of 1,409,996 Preference Shares to Sanyo Semiconductor in consideration for an aggregate subscription price of £1,409,996 (approximately $2,354,411). The Preference Shares automatically convert into Ordinary Shares on the same terms as the Preference Shares described in paragraph 13.1 above. The Company gave normal warranties to Sanyo Semiconductor, all of which have subsequently expired. The Company agreed to certain standard continuing undertakings, including the provision of information rights concerning the Company and consent rights relating to the issue of shares in the Company. The consent of Sanyo Semiconductor has been obtained by the Company to the Sanyo Subscription Deed terminating on Admission.

13.4 *Missives relating to Westfield House*

On 4 September 2003, the Company and Granfit Holdings Limited entered into missives (the "**Missives**") for the acquisition of Westfield House, Edinburgh from Granfit Holdings Limited. The acquisition also completed on 4 September 2003. The consideration for the acquisition was £9.0 million (approximately $15.0 million) excluding any VAT and stamp duty properly chargeable. Pursuant to the Missives, the Company assumed existing service contracts and is responsible for all payments due under these contracts with A.D.T. and Otis as from 4 September 2003. The £9.0 million used to acquire Westfield House is the subject of a loan agreement between the Company and the Bank of Scotland. The loan bears interest at the rate of 1.5% per annum over base rate. The loan is repayable quarterly over 20 years, with a two year moratorium on repayment. The loan is secured by a floating charge and a standard security over the property.

13.5 *The Underwriting Agreement*

See paragraph 14 below for a discussion of the Underwriting Agreement.

14. Underwriting Arrangements

14.1 *Underwriting Agreement*

Citigroup Global Markets U.K. Equity Limited is acting as sole bookrunner of the Offer and as representative of the underwriters named in the table below. Citigroup Global Markets U.K. Equity Limited and Cazenove & Co. Ltd are acting as joint lead managers of the Offer. SoundView is acting as US co-manager of the Offer and, as such, will not be involved in procuring subscribers for Ordinary Shares in the United Kingdom.

Citigroup and Cazenove and their respective affiliates may act as market makers (the "Market Makers") in relation to the shares of the Company (or in related investments) and in order to facilitate trading Citigroup may, as sole bookrunner, allocate Ordinary Shares in the Institutional Offer to the Market Makers. The Market Makers may sell the shares of the Company (or related investments) to, or buy them from, customers on a principal basis and may also perform or seek to perform investment banking services relating to those customers.

Under the terms of and subject to the conditions contained in the Underwriting Agreement, dated 16 October 2003, entered into between the Company, the Directors, the Selling Shareholders and the Underwriters, the Underwriters named below have severally agreed, subject to the fulfilment of certain conditions, including among other things, the delivery of legal opinions by our legal counsel and by legal counsel to the Selling Shareholders, either to procure subscribers or purchasers for, or failing which to subscribe or purchase themselves, at the Offer Price, the respective number of shares set forth opposite its name in the table below. The Company has agreed to allot and issue, and the Selling Shareholders have agreed to sell, in each case at the Offer Price, to subscribers or purchasers procured by the Underwriters, or failing which, to the Underwriters themselves, the number of Shares indicated below:

Underwriter	Number of Ordinary Shares	Number of Existing Ordinary Shares
Citigroup	8,392,857	14,818,153
Cazenove	2,797,619	4,939,384
SoundView	714,286	1,261,119
Total	11,904,762	21,018,656

The Underwriting Agreement contains, amongst others, the following further provisions:

(a) The Company has appointed Citigroup Global Markets Limited as sponsor in connection with the Admission.

(b) Citigroup, as stabilising manager, on behalf of the Underwriters, has entered into the Over-allotment Option with certain Selling Shareholders, pursuant to which Citigroup may acquire, or procure acquirors for, up to 4,944,435 Existing Ordinary Shares at the Offer Price for the purposes of allowing Citigroup to meet over-allocations, if any, in connection with the Offer and to cover short positions resulting from stabilisation transactions. Following Admission, the number of Existing Ordinary Shares which are the subject of the Over-allotment Option may vary but will be determined not later than 20 November 2003. Settlement of any acquisition of Existing Ordinary Shares pursuant to the Over-allotment Option will take place shortly after such determination (or if acquired on Admission, at Admission). If any Existing Ordinary Shares are acquired pursuant to the Over-allotment Option, Citigroup will be committed to pay to the relevant Selling Shareholder, or procure that payment is made to it of, an amount equal to the Offer Price multiplied by the number of Existing Ordinary Shares made available or arranged to be made available by that Selling Shareholder, less commissions. Save as required by law or regulation, Citigroup does not intend to disclose the extent of any over-allotments made and/or any stabilisation transactions.

(c) The Company has agreed that the Underwriters may deduct from the proceeds of the Offer payable to the Company a commission of 4.3% of the amount equal to the Offer Price multiplied by the aggregate number of New Ordinary Shares which the Underwriters have agreed to procure

acquirers for, or failing which to acquire, pursuant to the terms of the Underwriting Agreement, and the Selling Shareholders have agreed that the Underwriters may deduct from the proceeds of the Offer payable to the Selling Shareholders a commission of 4.3% of the amount equal to the Offer Price multiplied by the aggregate number of Existing Ordinary Shares which the Underwriters have agreed to procure acquirers for, or failing which to acquire, pursuant to the terms of the Underwriting Agreement.

In addition to the commissions described above, the Company has agreed to pay to Citigroup Global Markets U.K. Equity Limited (on behalf of the Underwriters) a commission of £187,500 (approximately $313,088).

All commissions will be paid together with any value added tax chargeable thereon.

(d) The obligations of the parties to the Underwriting Agreement are subject to certain conditions including, amongst others, that Admission occurs by no later than 8:00 a.m. on 21 October 2003 or such later time and/or date as we and Citigroup may agree in writing. Citigroup may cease to be obliged to comply with the terms of or terminate the Underwriting Agreement in certain circumstances prior to Admission, including on the occurrence of certain material adverse changes in the condition (financial or otherwise), prospects, earnings, business or properties of the Group, taken as a whole, and certain changes in financial, political or economic conditions (as more fully set out in the Underwriting Agreement).

(e) The Company and the Selling Shareholders have severally agreed to pay or cause to be paid (together with any related value added tax) certain costs applicable to each of them, charges, fees and expenses of, or in connection with, or incidental to, amongst other things, the Offer and/or Admission. In addition, the Company and the Selling Shareholders have, in certain circumstances, agreed to pay and/or reimburse any stamp duty or SDRT arising out of or in connection with the arrangements that are the subject of the Underwriting Agreement.

(f) The Company, the Directors (other than Mr Germies) and the Selling Shareholders have given certain representations and warranties to the Underwriters and, in addition, the Company and the Selling Shareholders have given certain indemnities to the Underwriters. The liabilities of the Company are unlimited as to time and amount; those of the Directors and the Selling Shareholders are limited as to amount.

(g) The Company has undertaken, amongst other things, to each of the Underwriters that, for a period beginning at 16 October 2003 and continuing to and including the date six months after Admission, it will not, without the prior written consent of Citigroup, offer, sell or contract to sell, issue, pledge or otherwise dispose of Ordinary Shares (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise of Ordinary Shares) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, or announce the offer of any Ordinary Shares or any securities convertible into, or exchangeable for, shares of the Company, other than the Ordinary Shares issued pursuant to the Underwriting Agreement; provided, however, that the Company may issue or sell Ordinary Shares pursuant to any employee share option plan, share ownership plan or dividend reinvestment plan of the Company described in this document and in effect on the date of the Underwriting Agreement, and the Company may issue Ordinary Shares issuable upon the conversion of securities or exercise of warrants outstanding at the date of the Underwriting Agreement and as described in this document.

(h) Each of the Directors (other than Mr Germies) has undertaken to each of the Underwriters that, save for (i) the acceptance of a general offer for the ordinary share capital of the Company made in accordance with the City Code or the provision of any irrevocable undertaking to accept such an offer, (ii) ordinary shares in the Company transferred to a member of such Director's immediate family or any trust set up solely for such persons, where such persons or the trustees of such trusts execute an undertaking in a form reasonably satisfactory to Citigroup on behalf of the Underwriters in relation to such ordinary shares agreeing to be bound by the restrictions contained in the Underwriting Agreement, and (iii) certain other limited exceptions, for a period beginning at 16 October 2003 and continuing to and including the date nine months after Admission, such Director will not, without the prior written consent of Citigroup, offer, sell or contract to sell, pledge or otherwise dispose of Ordinary Shares (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or

effective economic disposition due to cash settlement or otherwise of Ordinary Shares) by such Director or any person in privity with such Director), directly or indirectly, or announce the offer of, any Ordinary Shares or any securities convertible into, or exchangeable for, shares of the Company.

(i) Each of the Selling Shareholders has undertaken, amongst other things, to each of the Underwriters that, save for (i) the acceptance of a general offer for the ordinary share capital of the Company made in accordance with the City Code or the provisions of an irrevocable undertaking to accept such an offer, (ii) the transfer or disposal of Ordinary Shares by the Selling Shareholders to an affiliate provided that such affiliate, before registration of any transfer of such Ordinary Shares, executes an undertaking in a from reasonably satisfactory to Citigroup on behalf of the Underwriters in relation to such Ordinary Shares agreeing to be bound by the restrictions contained in the Underwriting Agreement, (iii) any disposal made by a Selling Shareholder to the Underwriters or purchasers procured by them in or for purposes of the Offer and (iv) a sale of Ordinary Shares to an offeror or potential offeror during an offer period (within the meaning of the City Code), for a period beginning at 16 October 2003, and continuing to and including the date six months after Admission, such Selling Shareholder will not, without the prior written consent of Citigroup, offer, sell or contract to sell, pledge or otherwise dispose of Ordinary Shares (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise of Ordinary Shares) by such Selling Shareholder, directly or indirectly, or announce the offer of, any Ordinary Shares or any securities convertible into, or exchangeable for, shares of the Company, other than Ordinary Shares sold pursuant to the Underwriting Agreement.

14.2 *Plan of Distribution*

The Underwriters propose to resell the Ordinary Shares at the Offer Price within the United States to QIBs in reliance on Rule 144A and outside the United States in reliance on Regulation S. The price at which the Ordinary Shares are offered may be changed at any time without notice.

The Ordinary Shares have not been and will not be registered under the Securities Act or any state securities laws and may not be offered or sold within the United States except in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

In addition, until 40 days after the commencement of the Offer, an offer or sale of Ordinary Shares within the United States by a dealer that is not participating in the Offer may violate the registration requirements of the Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A.

The Ordinary Shares will constitute a class of securities with no established trading market in the United States. The Company does not intend to list the Ordinary Shares on any national securities exchange in the United States. Accordingly, the Company cannot assure investors as to the liquidity of or the trading market for the Ordinary Shares.

The Company has, in the Underwriting Agreement, agreed to indemnify the Underwriters against certain liabilities, including liabilities under certain sections of the Securities Act, or to contribute to payments that the Underwriters may be required to make because of any of those liabilities.

15. UK Taxation

The statements below are based on current UK tax law and what is understood to be current Inland Revenue published practice. They are intended as a general guide only, for Shareholders who are resident and ordinarily resident in the UK for UK tax purposes (except insofar as express reference is made to the treatment of non-UK residents) and who hold their Ordinary Shares as investments and not as trading stock and who are the beneficial owners of those Ordinary Shares. Certain categories of Shareholder may be subject to special rules and this summary does not apply to such Shareholders. **Shareholders who are in any doubt about their tax position, or who are resident, or otherwise subject to taxation, in a jurisdiction outside the UK, should consult their own professional advisers.**

15.1 *Dividends*

The Company will not be required to withhold tax at source from dividend payments it makes.

Individual Shareholders resident in the UK for tax purposes should generally be entitled to a tax credit in respect of any dividend paid by the Company which they can offset against their total income tax liability

in respect of that dividend. The amount of the tax credit is one-ninth of the amount of the net cash dividend. The amount of the dividend received by such an individual Shareholder and the associated tax credit are both included in calculating the Shareholder's income for UK tax purposes. The dividend (including the associated tax credit) will be treated as the top slice of the Shareholder's income.

Generally, a UK resident individual Shareholder who is not liable to income tax in respect of the aggregate of the dividend and the tax credit will not be entitled to reclaim any part of the tax credit. The rate of income tax on dividends is the Schedule F ordinary rate of 10% for lower and basic rate taxpayers. The tax credit will discharge in full the income tax liability of an individual Shareholder who is not liable to income tax at a rate greater than the basic rate. Higher rate taxpayers will be liable to income tax on the aggregate of such dividends and their related tax credits at the Schedule F upper rate of 32.5%, so that an individual Shareholder who is a higher rate taxpayer will generally have a liability, after taking account of the tax credit, equal to 25% of the net cash dividend paid by the Company.

UK pension funds will not be entitled to reclaim any tax credit attaching to any dividend paid by the Company.

A UK resident corporate Shareholder will not normally be liable to corporation tax in respect of any dividend received. Such corporate Shareholders will not be able to claim repayment of tax credits attaching to such dividends.

15.2 ***Stamp Duty and Stamp Duty Reserve Tax***

Stamp duty and stamp duty reserve tax ("**SDRT**") treatment will be as follows:

(a) in relation to the Ordinary Shares being issued by the Company under the Offer, no liability to stamp duty or SDRT will arise on their issue or on the issue of definitive share certificates by the Company (provided that the Ordinary Shares are not issued to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or issuing depository receipts);

(b) in relation to the Existing Ordinary Shares being sold by the Selling Shareholders, a liability to stamp duty and/or SDRT will arise in relation to their sale by the Selling Shareholders under the Offer. The Selling Shareholders have agreed to meet such liability insofar as this charge does not exceed 0.5% of the consideration;

(c) the transfer of Ordinary Shares outside the CREST system will generally be liable to stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest multiple of £5). Stamp duty is normally the liability of the purchaser or transferee of the Ordinary Shares. An agreement to transfer Ordinary Shares will generally be subject to SDRT at 0.5% of the agreed consideration. If, however, within the period of six years of the date of the agreement or, in the case of a conditional agreement, the date on which it becomes unconditional, an instrument of transfer is executed pursuant to the agreement which transfers the shares to the purchaser under the agreement and stamp duty is paid on that instrument, any liability to SDRT will be repaid or cancelled. SDRT is normally the liability of the purchaser or transferee of the Ordinary Shares;

(d) no stamp duty or SDRT will arise on a transfer of Ordinary Shares into CREST for conversion into uncertified form, unless such transfer is made for a consideration in money or money's worth, in which case a liability to stamp duty or SDRT will arise, usually at the rate set out in 15.2(c) above;

(e) a transfer of Ordinary Shares effected on a paperless basis within CREST will generally be subject to SDRT at the rate of 0.5% of the amount or value of the consideration. CREST is obliged to collect SDRT from the purchaser of the Ordinary Shares on relevant transactions settled within the system; and

(f) where Ordinary Shares are issued or transferred: (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services; or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer only to such persons) or SDRT may be payable at a rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the Ordinary Shares or, in the case of an issue to such persons, the issue price of the Ordinary Shares.

Special rules apply to certain categories of person including intermediaries, market makers, brokers and dealers, and persons connected with depositary arrangements and clearance services.

15.3 *Capital Gains*

A disposal of Ordinary Shares by a Shareholder who is either resident or, in the case of an individual, ordinarily resident, for tax purposes in the UK, or by a Shareholder which is an entity that is not UK tax resident but carries on a trade, profession or vocation in the UK through a branch, agency or permanent establishment and has used, held or acquired the Ordinary Shares for the purposes of such trade, profession or vocation or such branch, agency or permanent establishment may, depending on the Shareholder's circumstances and subject to any available exemptions or relief, give rise to a chargeable gain or allowable loss for the purposes of the UK taxation of chargeable gains.

Any person who is in any doubt as to his tax position or who is resident, or otherwise subject to taxation, in a jurisdiction other than the UK, should consult his professional adviser.

16. US Taxation

The following discussion is a summary of the material US federal income tax consequences of the purchase, ownership and disposition of Ordinary Shares. This summary addresses only US Holders (as defined below) that will hold Ordinary Shares as capital assets for US federal income tax purposes and that use the US dollar as their functional currency.

As used in this document, the term "US Holder" means a beneficial owner of Ordinary Shares that is for US federal income tax purposes:

- an individual who is a citizen or resident of the United States;
- a corporation, or other entity taxable as a corporation, formed under the laws of the United States or any state thereof or the District of Columbia;
- an estate, the income of which is subject to United States federal income taxation regardless of its source; or
- a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on 19 August 1996 and were treated as domestic trusts on that date.

The tax consequences to a partner in a partnership holding Ordinary Shares will generally depend on the status of the partner and the activities of the partnership. US Holders that are partners in a partnership that holds Ordinary Shares are urged to consult their own tax advisers regarding the specific tax consequences of the purchase, ownership and disposition by the partnership of Ordinary Shares.

The following summary is of a general nature and does not address all of the tax consequences that may be relevant to a US Holder in light of that US Holder's particular situation or subject to special rules. Without limiting the generality of the foregoing, this summary does not describe the special rules applicable to banks or other financial institutions, insurance companies, regulated investment companies, securities brokers-dealers, traders in securities that elect to use a mark-to-market method of accounting for security holdings, persons who are owners of an interest in a partnership or other pass-through entity that is a holder of Ordinary Shares, tax-exempt entities, holders owning directly, indirectly or by attribution 10% or more of the Company's voting shares, persons holding Ordinary Shares as part of a hedging, straddle, conversion or constructive sale transaction or other integrated investment, persons who receive Ordinary Shares as compensation, or persons who are resident or ordinarily resident in the United Kingdom. In addition, this summary does not discuss the tax consequences of the exchange or other disposition of foreign currency in connection with the purchase or disposition of Ordinary Shares.

This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect, or to different interpretation. There can be no assurance that the US Internal Revenue Service (the "**IRS**") will not challenge one or more of the tax consequences described in this summary, and the Company has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the US federal income tax consequences of the purchase, ownership or disposition of Ordinary Shares. The summary also discusses the income tax treaty between the United States and the United Kingdom that entered into force on 25 April 1980 (the "**1980 Treaty**") and the new income tax

treaty that entered into force on 31 March 2003 (the "**New Treaty**"), as both treaties may be applicable to US Holders. The discussion below notes instances where the relevant provisions of the New Treaty will produce a materially different result for US Holders. US Holders should note that certain articles in the New Treaty limit or restrict the ability of a US Holder to claim benefits under the New Treaty and that similar provisions were not contained in the 1980 Treaty. US Holders should consult their own tax advisers concerning the applicability of both the 1980 Treaty and the New Treaty.

The summary of US federal income tax consequences set forth below is for general information only. All prospective investors should consult their own tax advisers as to the particular tax consequences to them of purchasing, owning and disposing of the Ordinary Shares, including their eligibility for the benefits of the 1980 Treaty and the New Treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

16.1 *Taxation of Dividends*

Subject to the discussion below under "Passive foreign investment company considerations", the gross amount of a cash distribution paid on an Ordinary Share will be included in the gross income of a US Holder as a dividend to the extent of the Company's current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends are taxed as ordinary income. To the extent that a distribution exceeds the Company's earnings and profits, it will be treated as a non-taxable return of capital to the extent of the US Holder's adjusted tax basis in such Ordinary Shares and thereafter as capital gain. Dividends paid by the Company generally will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to corporate shareholders. Dividends paid by the Company will generally be categorised as "passive income" or, in the case of some holders, as "financial services income", for purposes of computing allowable foreign tax credits for US tax purposes.

The amount of any cash distribution that a US Holder must include in income will equal the fair market value in US dollars of the pounds sterling or other foreign currency received by the US Holder, based on the spot exchange rate on the date of receipt, whether or not the payment is converted into US dollars at that time. A US Holder's tax basis in the pounds sterling or other foreign currency received will equal such US dollar amount. Any gain or loss recognised upon a subsequent disposition of the pounds sterling or other foreign currency for a different amount will be US source ordinary income or loss.

The New Treaty generally will have effect in respect of any dividends paid by the Company on or after 1 May 2003. However, a US Holder entitled to benefits under the 1980 Treaty may elect to have the provisions of the 1980 Treaty continue for an additional 12 months if the election to apply the 1980 Treaty would result in greater benefits to the US Holder. If a US Holder were to make an effective election, the following discussion with respect to dividend payments made pursuant to the 1980 Treaty would continue to apply to any dividends paid by the Company prior to 1 May 2004.

A US Holder entitled to benefits under the 1980 Treaty will be entitled to a UK tax credit equal to the amount of the tax credit that UK resident individuals can claim against UK tax imposed on a dividend. The tax credit will be subject to a UK withholding tax equal to the lesser of 15% of the sum of the dividend and the tax credit (the "gross dividend") or the amount of the tax credit. Under present law, the tax credit is 10% of the gross dividend, resulting in a UK withholding tax that fully offsets the UK tax credit. No payment will, therefore, actually be made to a US Holder in respect of the UK tax credit. Nevertheless, these offsetting hypothetical payments may have US tax consequences. Subject to complex limitations, under the 1980 Treaty the UK notional withholding tax will be treated for US tax purposes as a foreign tax that may be claimed as a foreign tax credit against a US Holder's US federal income tax liability. For example, if a US Holder receives a $90 dividend from the Company and claims the benefits of the 1980 Treaty with respect to this dividend, the US Holder generally will be treated as receiving a $100 dividend and will be able to claim a $10 foreign tax credit. If a US Holder claims such foreign tax credit, the US Holder should file a completed US Internal Revenue Service Form 8833 with the US Holder's federal income tax return for the relevant year. The rules relating to the determination of the foreign tax credit are complex and US Holders should consult their own tax advisers to determine whether and to what extent a credit would be available. In lieu of claiming a credit, a US Holder may claim a deduction for the UK notional withholding tax for the relevant year. A deduction generally does not reduce US tax on a dollar-for-dollar basis like a tax credit.

Under the New Treaty, there will be no hypothetical UK tax credit and no notional UK withholding tax applied to dividend payments. Moreover, the United Kingdom does not impose actual withholding tax on dividends under current law. Therefore, US Holders will have no claim for a foreign tax credit in respect of any dividend payments made by the Company on or after 1 May 2003 (or 1 May 2004 in the case of a US Holder who effectively elects to extend the applicability of the 1980 Treaty, as described above). US Holders should consult their own tax advisers to determine whether they are eligible for benefits under the 1980 Treaty and the New Treaty, whether, and to what extent, a foreign tax credit will be available with respect to dividends received from the Company, and whether it may be advisable in light of the US Holder's particular circumstances to elect to have the provisions of the 1980 Treaty continue in force until 1 May 2004.

16.2 ***Recent US tax law changes***

Recent US tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on various items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "**2003 Act**"), the marginal tax rates applicable to ordinary income generally have been lowered with effect from 1 January 2003. Furthermore, "qualified dividend income" received by individuals in taxable years beginning after 31 December 2002 and before 1 January 2009, generally will be taxed at a maximum US federal rate of 15% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. For this purpose, "qualified dividend income" generally includes dividends paid on shares in US corporations as well as dividends paid on shares in certain non-US corporations if, among other things: (i) the shares of the non-US corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the United States; or (ii) the non-US corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information programme (qualifying treaties are to be identified by the Secretary of the US Treasury Department). Although the Ordinary Shares are not currently tradable on a securities market in the United States, there is a comprehensive income tax treaty between the United Kingdom and the United States. Accordingly, the Company currently anticipates that dividends paid by it with respect to Ordinary Shares should constitute "qualified dividend income" for US federal income tax purposes and that US Holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-US corporations will constitute "qualified dividend income" and the effect of such status on the ability of taxpayers to utilise associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, US Holders are urged to consult their own tax advisers regarding the impact of the provisions of the 2003 Act on their own particular situations, including related restrictions and special rules. The Company currently does not intend to pay dividends. If this should change, the Company will review whether dividends paid by it would constitute "qualified dividend income".

16.3 ***Taxation of Capital Gains***

Upon the sale or other disposition of an Ordinary Share, a US Holder generally will recognise a gain or a loss for US federal income tax purposes in an amount equal to the difference between the amount realised (determined in US dollars) from such sale or other disposition and the US Holder's adjusted tax basis (determined in US dollars) in the Ordinary Share. Subject to the discussion below under "Passive foreign investment company considerations", the gain or loss will generally be a capital gain or loss and will generally be treated as US source gain or loss. If a US Holder has held the Ordinary Share for one year or less, any such gain will be treated as short-term capital gain, taxed as ordinary income at the US Holder's marginal income tax rate. Long-term capital gain from a sale or disposition of the Ordinary Share by an individual (as well as certain trusts and estates) is taxed at a reduced rate (currently, the maximum of which is 15%). Capital losses may only be used to offset capital gains. A US Holder should consult its own tax advisers regarding the availability of this offset.

16.4 ***Passive Foreign Investment Company Considerations***

A non-US company is a passive foreign investment company (a "**PFIC**") in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income. The Company believes it is not a PFIC and will not become a PFIC as a result of the Offer. The Company's status in any taxable year will depend upon its assets (including proceeds of the Offer), income and activities in each year and is subject to change. The Company does not anticipate that its assets, income or activities will change in a manner that would cause it to be classified as a PFIC.

If the Company were deemed to be a PFIC in any taxable year during which a US Holder owns Ordinary Shares, the US Holder would be subject to additional taxes on any "excess distributions" received from the Company and any gain realised from a sale or other disposition of the Ordinary Shares (regardless of whether the Company continues to be a PFIC). A US Holder would have an excess distribution to the extent that distributions on Ordinary Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Holder's holding period). Under the PFIC rules, any excess distribution and realised gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realised rateably over the US Holder's holding period for the Ordinary Shares. As a result of this treatment:

- the amount allocated to the taxable year in which the US Holder realises the excess distribution or gain would be taxed as ordinary income;
- the amount allocated to each prior year, with certain exceptions, would be taxed as ordinary income at the highest applicable tax rate in effect for that year; and
- the interest charge generally applicable to underpayments of tax would be imposed on the tax deemed to have been payable in those prior years.

Some of the rules with respect to distributions and dispositions described above can be avoided if a US Holder makes a valid "mark-to-market" election with respect to its Ordinary Shares in a PFIC that are treated as marketable shares. If a US Holder makes this election, the US Holder will not be subject to the PFIC rules described above. Instead, in general, the US Holder will include as ordinary income each year the excess, if any, of the fair market value of its Ordinary Shares at the end of the taxable year over the US Holder's adjusted tax basis in its Ordinary Shares. The US Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of ordinary income previously included as a result of the mark-to-market election. The US Holder's tax basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. Any gain realised upon disposition of the US Holder's Ordinary Shares will also be taxed as ordinary income. Because the Ordinary Shares will be traded on the London Stock Exchange, if the Company becomes a PFIC, a US Holder should be able to make the mark-to-market election. Such election cannot be revoked without the consent of the IRS unless the Ordinary Shares cease to be marketable.

Most of the adverse US federal income tax consequences of holding shares of a PFIC can also be avoided if the US Holder makes a qualified electing fund election (a "QEF election"). In order to make a QEF election, the Company would have to provide US Holders with certain information annually. If the Company were to be a PFIC, the Company may decide not to provide US Holders with the information needed to make a QEF election. US Holders are urged to consult their own tax advisers concerning the potential application of the PFIC rules to their ownership and disposition of Ordinary Shares.

16.5 *United States Information Reporting and Backup Withholding*

Dividend payments with respect to Ordinary Shares and proceeds from the sale or other disposition of Ordinary Shares made (or deemed made) within the United States may be subject to information reporting to the IRS and US backup withholding (currently at a 28% rate). Backup withholding will generally not apply to a US Holder, however, if such US Holder furnishes a correct taxpayer identification number and makes any other required certification or if such US Holder is otherwise exempt from backup withholding. To establish its exempt status, a US Holder generally must provide its taxpayer identification number and the required certifications on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability, and such US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

16.6 *Reportable Transaction Reporting*

Under recently promulgated US Treasury Regulations, US Holders that participate in "reportable transactions" (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. US Holders should consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of Ordinary Shares, or any related transaction, including without limitation, the disposition of any pound sterling (or other foreign currency) received as a dividend or as proceeds from the sale of Ordinary Shares.

16.7 *Disclosure of Tax Information*

Notwithstanding anything to the contrary in this document and other documents referred to herein, each prospective investor and actual investor (and each of the respective employees, representatives and agents of each such prospective investor and actual investor) may disclose to any and all persons, without limitation of any kind, the US federal income tax treatment and tax structure of the transactions contemplated by this document and all materials of any kind (including opinions or other tax analyses) that are provided to such person relating to such tax treatment and tax structure, *provided, however*, that no party (and no employee, representative, or other agent thereof) shall disclosure any information to the extent that such disclosure could result in a violation of any federal, state or other securities law.

17. Summary of Certain Differences Between UK GAAP and US GAAP

The Group's financial information included in Part V of this document "Accountants' Report on the Group" have been prepared and presented in accordance with UK GAAP which differs in certain respects from US GAAP. The significant policies under UK GAAP are stated in 5.1 of "Part V—Accountants' Report on the Group". Management has not attempted to identify all significant differences between UK GAAP and US GAAP for the Group.

Certain differences between UK GAAP and US GAAP relevant to us in our current structure and nature of operations, and in respect of relevant UK GAAP and US GAAP that are applicable for the June 30, 2003 results and shareholders' equity are described below. The following description is not exhaustive or complete, and no attempt has been made to quantify or reconcile the effect of certain significant differences described below.

No attempt has been made to identify disclosures, presentations or classifications that would affect the manner in which transactions or events are presented in the financial information or notes thereto.

Further, no attempt has been made to identify future differences between UK GAAP and US GAAP as the result of prescribed changes in either set of accounting standards. Regulatory bodies that promulgate UK GAAP and US GAAP have significant projects ongoing that could affect future comparisons such as this one. No attempt has been made to identify all future differences between UK GAAP and US GAAP that may affect the financial statements as a result of transactions or events that may occur in the future. Finally the discussion of US GAAP does not present any additional accounting adjustments or disclosures that might be required by the SEC in the context of a registered security offering in the United States.

Deferred Taxation

Following the adoption of FRS19, "Deferred Tax" both UK GAAP and US GAAP now provide for deferred taxation on a full liability basis. US GAAP, however, requires provision for revaluation gains, fair value adjustments similar to revaluations arising on the acquisition of a business, latent rolled over gains and the retained earnings of overseas investments. These are not normally provided for under UK GAAP.

Pensions

Under UK GAAP, our financial information has been prepared in accordance with Statement of Standard Accounting Practice No. 24 though additional disclosures in accordance with FRS 17 have also been provided. We operate a pension scheme which provides benefits based on final pensionable pay (a defined benefit scheme). The assets of the scheme are held separately from those of the Group. Contributions to the scheme are charged to the profit and loss account so as to spread the cost over the anticipated average service lives of the Group's employees.

Under UK GAAP and Statement of Standard Accounting Practice No. 24, the expected cost of pensions is charged to the profit and loss account so as to spread the cost of pensions over the expected service lives of the employees. Under US GAAP, costs are also spread over the expected service lives but based upon prescribed actuarial assumptions, allocation of costs and valuation methods which differ from those used in UK GAAP.

In view of the very long term nature of the pensions commitment, actuarial valuations are necessary to determine the annual pension cost. In defined benefit schemes the choice of assumptions and the choice of valuation method can each have a major effect on the contribution rate calculated at each valuation. The assumptions used by the actuary in carrying out the valuation will take into account matters such as future rates of inflation and pay increases, earnings on investments and the age profile of the employees.

Under UK GAAP a range of actuarial methods are available for determining the level of contributions needed to meet the liabilities of the pension scheme and this is a matter of judgement for the actuary. Under UK GAAP, valuations are carried out on a triennial basis.

Under US GAAP, annual actuarial valuations must be carried out for defined benefit pension obligations. The charge is further adjusted to reflect the cost of benefit improvements and any surplus/deficit that emerge as a result of the actuarial assumptions made not being borne out in practice. Significant actuarial assumptions require adjustment annually to reflect current market and economic conditions. There may be differences in the actuarial assumptions and methods of valuation of the plan assets compared with those that would be made under UK GAAP.

Share Option Schemes

Under UK GAAP, share options granted to employees may cause compensation expense to be recognised in the profit and loss account. Compensation cost is measured as the excess of the share's market price over the amount to be paid by the employee at the grant date. Where applicable, the cost is recognised over the vesting period

Under US GAAP, options granted to employees in the form of stock compensation awards may cause compensation expense to be recognised in the income statement. Stock compensation awards are recorded under one of two methods : the intrinsic value method and the fair value method. Under the intrinsic value method, compensation cost is measured as the excess of the stock's market price over the amount to be paid by the employee at the measurement date. From grant date to measurement date, changes in the stock's market price result in remeasurements of the compensation expense until the date the actual number of shares and the exercise price is known. Under the fair value method, compensation cost is measured on the date of grant as the fair value of the options granted. Under both methods, the compensation cost is recognised over the vesting period of the option.

Dividends

Under UK GAAP, ordinary dividends proposed are provided for in the year in respect of which they are recommended by the Board for approval of Shareholders. These dividends are deducted from shareholders' funds and shown as a liability in the balance sheet at the end of the period to which the dividends relate, including dividends, which have been recommended by the Board but not yet approved by the Shareholders.

Under US GAAP such dividends are only deducted from shareholders' equity at the date the dividends are declared by the Board.

Redeemable Preference Shares

Under UK GAAP preference shares with mandatory redemption features are presented as a component of shareholders' equity. Under US GAAP, mandatory redeemable preference shares are presented as debt and not as shareholders' equity. Thus, dividends paid on such shares would be reported as interest costs in the income statement.

Consolidated Statement of Cash Flows

The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP. UK and US GAAP differ however with regard to classification of items within the statements and as regards the definition of cash and cash equivalents.

Under UK GAAP, cash comprises only cash in hand and deposits repayable on demand. Under US GAAP, cash and cash equivalents include short-term highly liquid investments, with original maturities of three months or less, but do not include bank overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, management of liquid resources and financing activities. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be included as operating activities under US GAAP. Payment of dividends would be included as financing activity under US GAAP. Under UK GAAP, all interest is treated as part of returns on investments and servicing of finance. Under US GAAP, capital expenditure and financial investment and acquisitions are reported within investing activities.

Balance Sheet Presentation

The balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP. Under UK GAAP current assets are netted against current liabilities in the balance sheet whereas US GAAP requires the separate presentation of total assets and total liabilities. UK GAAP requires assets to be presented in ascending order of the liquidity in accordance with the requirements of the Companies Act. In addition, current assets under UK GAAP include amounts that fall due after more than one year. Under US GAAP assets are presented in descending order of liquidity. Under US GAAP assets with amount falling due after more than one year would be classified as non-current assets.

18. Litigation

18.1 On 9 October 2003 Cirrus filed a patent infringement suit in the US District Court for the Southern District of California against the Company and Wolfson Microelectronics Inc. The complaint alleges that a number of Wolfson's products infringe upon two of Cirrus' US patents. Cirrus seeks, amongst other things, unspecified damages (including damages for wilful violations of the patents) and a permanent injunction against the Company and Wolfson Microelectronics Inc. from making, using, offering to sell or selling in the US or importing into the US any infringing products. In its complaint Cirrus alleges that at least Wolfson products WM8719, WM8728 and WM8756, infringe Cirrus' US patent 6,011,501 and that at least those same Wolfson products as well as WM8706, WM8716, WM8718, WM8726, WM8727, WM8729, WM8740, WM8746, WM8759, WM8761, WM8762 and WM8772 infringe Cirrus' US patent 6,492,928. Collectively, the allegedly infringing products accounted for no more than 20% of our worldwide turnover for the year ended 2002 and no more than 17% for the six months to June 2003. In addition, on 14 October 2003, Cirrus announced that it has filed a complaint with the US International Trade Commission (the "ITC") requesting that the ITC initiate an investigation of the Company for violation of Section 337 of the Tariff Act of 1930, as amended, in the importation, sale for importation and sale in the United States after importation of certain Wolfson products and other products containing those products. According to its announcement, in its complaint to the ITC, Cirrus is asking the ITC to investigate whether the 15 Wolfson products that are the subject of Cirrus' federal district court law suit infringe US patent 6,492,928. If the ITC investigates and supports Cirrus' claim, the ITC could, among other things, issue a permanent exclusion order banning the importation into the United States of the alleged infringing products.

The Company has reviewed Cirrus' claims with its legal advisers and believes that the claims do not have merit. The Company does not believe that the allegations will have a material adverse effect on its business and consequently it does not anticipate making a provision in its accounts for them. The Company will vigorously defend itself against these allegations.

18.2 Save as disclosed in paragraph 18.1 of this Part VII above, no member of the Group is or has been engaged in nor, so far as the Company is aware, has pending or threatened by or against it, any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Group's financial position.

19. Working Capital

In the opinion of the Directors, taking account of the estimated net proceeds to the Company of the Institutional Offer, the working capital available to the Group is sufficient for the Group's present requirements, that is for at least the next 12 months following the date of this document.

20. Significant Changes

There has been no significant change in the financial or trading position of the Group since 30 June 2003, the date to which the last audited consolidated financial statements of the Group (as set out in Part V of this document) were prepared.

21. General

21.1 The auditors of the Company are KPMG LLP. KPMG LLP (or its predecessor in title, KPMG) have audited the financial statements of the Company for the financial years ended, 31 December 2000, 31 December 2001 and 31 December 2002 in accordance with UK auditing standards and have made reports under section 235 of the Companies Act in respect of each set of statutory accounts and each such report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

21.2 KPMG Audit plc has given and has not withdrawn its written consent to the inclusion in this document of its name, report and references to it in the form and context in which they appear and has authorised the same for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001 (as amended).

21.3 Citigroup has given and not withdrawn its written consent to the inclusion in this document of its name and the references to it in the form and context in which they appear.

21.4 Cazenove has given and not withdrawn its written consent to the inclusion in this document of its name and the references to it in the form and context in which they appear.

21.5 SoundView has given and not withdrawn its written consent to the inclusion in this document of its name and the references to it in the form and context in which they appear.

21.6 The expenses relating to the issue of the Ordinary Shares, including the UK Listing Authority listing fee, the London Stock Exchange fee for admission to trading, professional fees and expenses and the costs of printing and distribution of documents are estimated to amount to £2.75 million (approximately $4.6 million) (including VAT) and are payable by the Company. This figure includes the total remuneration of the Underwriters including commission amounting to approximately £1.3 million (approximately $2.2 million).

21.7 The financial information contained in this document does not amount to statutory accounts within the meaning of section 240 of the Companies Act. Full audited consolidated accounts have been delivered to the Registrar of Companies for the Company for the period as at and ended 31 December 2002.

21.8 BHD Venture Partners Nominees Limited, a nominee company, holds shares for certain former partners of Brobeck Hale and Dorr, an independent law firm in association with Brobeck, Phleger & Harrison, LLP and Hale and Dorr LLP. BHD Venture Partners Nominees Limited acquired 50,000 Preference Shares on 12 November 2001. These Preference Shares will convert into Ordinary Shares upon Admission. In 2003, the operations of Brobeck Hale and Dorr were assumed by Hale and Dorr LLP. Hale and Dorr, our legal advisers in connection with the Offer, is a multinational partnership in association with Hale and Dorr LLP.

21.9 Each Ordinary Share will be issued at a premium of £2.099 to its nominal value in the Offer.

21.10 There is no arrangement under which future dividends of the Company are waived or agreed to be waived.

21.11 The Ordinary Shares will be in registered form and capable of being held in uncertificated form. Listing of the Ordinary Shares is not being sought on any stock exchange other than the London Stock Exchange. The New Ordinary Shares will rank *pari passu* in all respects with the Existing Ordinary Shares and have the rights attaching thereto set out in the Articles.

21.12 The Ordinary Shares are not being and have not been marketed or made available in whole or in part to the public in conjunction with the application for admission of the Ordinary Shares to the Official List and the application for admission of the Ordinary Shares to trading on the market for listed securities of the London Stock Exchange.

22. Exchange Rate Information

The following table sets out, for the periods and dates indicated, certain information regarding the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York (the "**Noon Buying Rate**") for cable transfers in pounds sterling, expressed in dollars per pound sterling.

Such rates are provided solely for the convenience of the reader and should not be construed as a representation that pound sterling amounts actually represent such dollar amounts or that such pound sterling amounts could have been, or could be, converted into dollars at that rate or any other rate. Such rates are not used by us in the preparation of our consolidated financial statements included elsewhere in this document.

Month and Year	High	Low	Period End
	(dollars per pound sterling)		
January 2003	1.6482	1.5975	1.6448
February 2003	1.6480	1.5727	1.5737
March 2003	1.6129	1.5624	1.5790
April 2003	1.6000	1.5500	1.6000
May 2003	1.6484	1.5930	1.6393
June 2003	1.6840	1.6278	1.6529
July 2003	1.6718	1.5867	1.6090
August 2003	1.6170	1.5728	1.5773
September 2003	1.6642	1.5732	1.6620
October 2003 (through 15 October 2003)	1.6750	1.6598	1.6698

On 15 October 2003, the noon buying rate for US dollars was £1:$1.6698.

23. Documents Available for Inspection

Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 14 days from the date of publication of this document, or for the duration of the Offer, if longer, at the offices of Hale and Dorr at Alder Castle, 10 Noble Street, London EC2V 7QJ and at the Company's registered office at Lutton Court, 20 Bernard Terrace, Edinburgh EH8 9XN.

23.1 the memorandum of association of Wolfson Microelectronics plc and the Articles;

23.2 the audited financial statements of Wolfson Microelectronics plc for each of the three years up to 31 December 2003 and for the six months ended 30 June 2003;

23.3 all Directors' service agreements and non-executive agreements as referred to in paragraph 7.1 and 7.2 above;

23.4 the material contracts referred to in paragraph 13 above;

23.5 the Underwriting Agreement referred to in paragraph 14.1 above;

23.6 the rules of the share schemes referred to in paragraph 8 above;

23.7 the consent letters referred to in paragraphs 21.3, 21.4 and 21.5 above;

23.8 the report from KPMG Audit plc set out in Part V of this document;

23.9 pro forma statement of net assets set out in Part VI of this document;

23.10 statement of adjustments; and

23.11 this document.

16 October 2003

DEFINITIONS AND GLOSSARY OF TECHNICAL TERMS

Definitions

"2003 Employee Scheme"	the 2003 Wolfson Microelectronics plc All Employee Share Scheme
"2003 Executive Scheme"	the 2003 Wolfson Microelectronics plc Executive Share Scheme
"Admission"	admission of the Ordinary Shares to the Official List becoming effective in accordance with the Listing Rules and the admission of the Ordinary Shares to trading on the London Stock Exchange's market for listed securities
"Articles"	the articles of association of the Company adopted (conditional upon Admission) by special resolution on 3 October 2003
"B Ordinary Shares"	B ordinary shares of £0.10 each in the capital of the Company
"Board" or "Directors"	the board of directors of the Company
"Cazenove"	Cazenove & Co. Ltd
"Citigroup"	the trade name of Citigroup Global Markets Limited (which is acting as Sponsor) and Citigroup Global Markets U.K. Equity Limited (which is acting as Sole Bookrunner and as Joint Manager)
"City Code"	the City Code on Takeovers and Mergers
"Companies Act"	the Companies Act 1985, as amended
"Company" or "Wolfson"	Wolfson Microelectronics plc
"CREST"	the system for the paperless settlement of trades in listed securities, of which CRESTCo Limited is the operator
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No 01/3755)
"Deferred Shares"	non-voting deferred shares of £1.00 each in the capital of the Company that will no longer be in existence at Admission
"Eligible Employees"	employees of the Group who are on the Group's payroll on the date of this document
"EMI Scheme"	the Wolfson Microelectronics plc Enterprise Management Incentive Scheme
"Employee Application Form"	the form for use by Eligible Employees applying for shares under the Employee Offer
"Employee Offer"	the arrangements pursuant to which applications for subscriptions have been received for 253,809 Ordinary Shares from Eligible Employees more particularly described in Part III of this document, the terms and conditions governing which are set out in the Employee Application Form and accompanying letter
"Existing Ordinary Shares"	the Ordinary Shares held by the Selling Shareholders
"First Scheme"	the Wolfson Microelectronics plc First Executive Share Option Scheme
"Group"	the Company and its subsidiaries
"Institutional Offer"	the offer of 11,650,953 New Ordinary Shares and 21,018,656 Existing Ordinary Shares to certain institutional investors described in Part III of this document
"Listing Rules"	the listing rules of the UK Listing Authority
"London Stock Exchange"	London Stock Exchange plc
"New Ordinary Shares"	new Ordinary Shares to be issued by the Company under the Offer
"New Schemes"	the 2003 Employee Scheme and the 2003 Executive Scheme
"Offer"	the Institutional Offer and the Employee Offer
"Offer Price"	the price at which each Ordinary Share is to be issued and sold under the Offer

"Official List"	the Official List of the UK Listing Authority
"Ordinary Shares"	ordinary shares of 0.1p each in the capital of the Company
"Over-allotment Option"	the arrangements entered into in the Underwriting Agreement by certain of the Selling Shareholders and Citigroup pursuant to which Citigroup may purchase, or procure purchasers for, up to 4,944,435 additional Existing Ordinary Shares, to be sold by certain of the Selling Shareholders, at the Offer Price, for up to 30 days from Admission for the purposes, amongst other things, of meeting over-allocations, if any, made in connection with the Offer and to cover short positions resulting from stabilisation transactions
"Preference Shares"	cumulative convertible preference shares of £1.00 each in the capital of the Company
"Registrars"	Lloyds TSB Registrars
"Sanyo Semiconductor"	Sanyo Semiconductor Corporation
"SDRT"	stamp duty reserve tax
"Second Scheme"	the Wolfson Microelectronics plc Second Executive Share Option Scheme
"Securities Act"	the US Securities Act of 1933, as amended
"Selling Shareholders"	Shareholders at the date of this document who are selling Existing Ordinary Shares in the Offer and the Over-allotment Option
"Shareholders"	means the holders of Ordinary Shares of the Company
"Share Schemes"	the First Scheme, the Second Scheme, the EMI Scheme and the New Schemes
"SoundView"	SoundView Technology Corporation
"UK GAAP"	generally accepted accounting principles in the United Kingdom
"UK Listing Authority"	the Financial Services Authority acting in its capacity as competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000
"Underwriters"	Citigroup Global Markets U.K. Equity Limited, Cazenove & Co. Ltd and Soundview
"Underwriting Agreement"	the underwriting agreement dated 16 October 2003 made between the Company, the Directors, the Selling Shareholders and the Underwriters
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
"West Equity"	WestLB & Panmure Growth Fund Limited, formerly West Equity Bridge Finance Limited

Glossary

“3G” .... third-generation mobile communications technology

“analogue” .... a continuous representation of phenomena in terms of points along a scale, each point merging imperceptibly into the next. Analogue signals vary continuously over a range of values. Real world phenomena, such as sound, light and touch, are analogue

“ADC” .... Analogue-to-Digital Converter: a device that converts data from analogue-to-digital form; for example, an audio CD is made by converting analogue sound signals into digital data

“bit” .... a unit of information; a computational quantity that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit

“CD” .... Compact Disc

“CAD” .... Computer Aided Design: a general term referring to applications and the method of designing things using a computer

“CCD” .... Charge-Coupled Device: electronic circuit in which charge representing quantities of light is stored in a series of pixels representing an image, converted into voltages and output as an analogue signal. Such circuits are used in digital cameras, video cameras and optical scanners

“chip” .... short for a microchip; semiconductor devices or integrated circuits

“CIS” .... Contact Image Sensor: a type of scanning sensor using CMOS technology used in low-cost scanners

“CMOS” .... Complementary Metal Oxide Semiconductor technology: a semiconductor process technology that uses planar transistors to make chips that consume relatively low power and permit a high level of integration

“codec” .... an acronym for coder/decoder: codecs are integrated circuits or chips that include analogue-to-digital conversion and digital-to-analogue conversion on a single chip

“CPU” .... Central Processing Unit: a semiconductor circuit that implements processing or computing tasks by executing software instructions

“CSIC” .... customer-specific integrated circuit: a chip that is custom designed for a specific customer

“DAC” .... Digital-to-Analogue Converter: an electronic circuit that converts digital information (for example, from a CD or CD-ROM) into analogue information, such as sound and audio signals

“dB” .... decibel: a measure of power used in measuring signal to noise ratio

“digital” .... the representation of data by a series of bits or discrete values such as 0s and 1s

“DVD” .... Digital Versatile Disc: digital video and audio discs

“fabless” .... short for fabricationless, a business model used in the semiconductor industry, where the manufacture (or fabrication) of ICs is subcontracted to a foundry

“foundry” .... a semiconductor manufacturer that makes integrated circuits for third parties

“GPRS” .... General Packet Radio Service: an enhancement to the Global System for Mobile Communications (GSM), the predominant digital cellular phone technology system in Europe; GPRS supports data services on the mobile network

"IC" or "integrated circuit" .... a semiconductor device consisting of many thousands or millions of interconnected transistors and other components

"I/O" .... Input/Output: the input and output connections of an IC

"ISO" .... International Standards Organization: the international organisation responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications, and many other fields

"ISO 2000" .... a series of international standards for quality assurance in business practices, ratified by the ISO beginning in 1987. Certification of ISO 9000 compliance is important for selling many types of goods and services including data-communications equipment and services

"logic" .... the basic logic functions such as "AND", "OR" and "NOT", obtained from gate circuits are the foundation of digital electronic devices

"memory" .... any device that can store data in machine-readable format

"micron" .... a metric unit of linear measure which equals one millionth of a metre (symbol: μm); a human hair is about 100 microns in diameter

"microprocessor" .... a computer with its entire CPU contained on one integrated circuit

"MPEG" .... Moving Pictures Experts Group: standards for compressing and storing video, audio, and animation in digital form. MPEG-1 is a standard for CD-ROM video and audio. MPEG-2 is a standard for full-screen, broadcast quality video and MPEG-4 is a standard for video telephony

"MP3" .... MPEG Audio Layer 3: an audio compression technology that is part of the MPEG-1 and MPEG-2 specifications; MP3 uses perceptual audio coding to compress CD-quality sound by a factor of 12, while providing almost the same fidelity

"Msps" .... million samples per second

"ODM" .... Original Design and Manufacturing company: a manufacturer that sells a design and performs the resultant manufacture for an OEM

"OEM" .... Original Equipment Manufacturer: a manufacturer that sells equipment to retail and wholesale outlets

"PC" .... personal computer

"PDA" .... Personal Digital Assistant: a pocket-sized personal computer

"QFN" .... Quad Flat Non-lead Package: a miniaturised, near chip-scale semiconductor packaging technology

"SACD" .... Super Audio Compact Disc: an advanced audio CD technology invented by Sony

"semiconductor" .... a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern; common semiconductors are silicon, germanium and gallium-arsenide and the term is also used to apply to ICs made from these materials

"silicon" .... a semiconducting material used to make wafers, widely used in the semiconductor industry as the basic material for integrated circuits

"Super VCD" .... Super Video CD: a video system for using MPEG-2 specification

"transistor" .... the basic building block of modern semiconductor microelectronics; a transistor regulates current flow or voltage

"USB" .... Universal Serial Bus: a plug-and-play interface between a computer and add-on devices

"wafer" .... a disc made of a semiconducting material such as silicon, usually between 150mm (6") and 300mm (12") in diameter, in which integrated circuits are manufactured; a wafer may contain several thousand individual integrated circuits

"yield" .... when used in connection with manufacturing, the ratio of the number of usable products to the total number of products on a wafer





Wolfson Microelectronics plc
20 Bernard Terrace
Edinburgh EH8 9NX
United Kingdom
Tel: +44 131 272 7000
Fax: +44 131 272 7001

WOLFSON MICROELECTRONICS PLC
Initial Submission Pursuant to Rule 12g3-2(b)
November 14, 2003

3.1.1 Intention to float announcement dated September 8, 2003

For immediate release 8 September 2003

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN AUSTRALIA, CANADA, JAPAN OR UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS)

Wolfson Microelectronics plc to seek admission to the Official List and to trading on the main market of the London Stock Exchange

Wolfson Microelectronics plc ("Wolfson") today announces its intention to seek a full listing on the London Stock Exchange before the end of 2003. Wolfson is a mixed-signal semiconductor company that produces high performance integrated circuits ("ICs") that it sells to a wide customer base in Asia-Pacific, Japan, Europe and the USA. Wolfson's products are critical components in many digital consumer products including PDAs, MP3 players, DVD players, games consoles, mobile phones, digital cameras and other imaging devices.

Wolfson's turnover increased by 108% for the year ended 31 December 2002 to $33.7m (2001: $16.2m), generating profit before tax for the year of $3.6m (2001: $1.1m loss). In the six months to 30 June 2003 turnover was $29.3m (2002: $13.1m) and profit before tax was $4.1m (2002: $1.5m).

Details of the flotation are as follows:

- The flotation will be effected by means of an offer of new and existing shares to institutional investors in the UK and internationally, including in the USA under Rule 144A.
- Wolfson will use the proceeds of the offer to develop sales infrastructure, enhance design and test technology, increase product coverage in multiple markets, increase working capital and for other corporate purposes.
- Citigroup has been appointed sole bookrunner and sponsor for the proposed offer. Citigroup and Cazenove have been appointed joint lead managers, and will act as joint brokers to Wolfson.

Commenting on the announcement, David Milne, CEO and Co-founder of Wolfson, said:

"Our strategy is to be a leading international mixed-signal semiconductor company. The increasing use of digital technology in consumer products is driving demand for our high performance mixed-signal ICs. We are very proud that our chips are used by some of the world's leading OEMs in a range of exciting consumer audio and imaging products. Our proposed listing will give us the platform to expand the business further to meet our customers' demands."

John Carey, Non-Executive Chairman, said:

"I am very pleased with the progress Wolfson has made over the past few years. We have achieved significant growth and improved profitability through the worst industry downturn in recent history by developing leading edge proprietary products and successfully targeting them at an international customer base. We have a strong management team, and view the future with optimism."

Full details of the offer will be included in the Listing Particulars to be published in due course.

Enquiries

Wolfson	**020 7404 5959** (for today only) thereafter 0131 272 7000
David Milne, CEO	
Citigroup	**020 7986 4000**
Roger Barb Tom Attenborough Jeremy Hughes	
Brunswick	**020 7404 5959**
Tom Buchanan Kate Holgate Harry Chathli	

Notes to editors

- Founded in 1984, Wolfson designs, develops, manufactures and sells a range of proprietary high performance integrated circuits combining analogue and digital technology, known as mixed-signal ICs. These analogue-intensive mixed-signal ICs provide the essential user interface to digital information, by converting between real world analogue signals such as sound and light to the digital format used in computers and other electronic equipment. The features and performance characteristics of Wolfson's mixed-signal ICs play a crucial part in determining the functionality and usability of digital electronic products.

- Wolfson sells a range of over 50 products to more than 150 customers worldwide. Wolfson strategically targets high-growth markets where there is increasing demand for high volumes of mixed-signal ICs. Reflecting this strategy, Wolfson's devices are found in a wide range of familiar items in the consumer and professional electronics markets, such as:

    - digital audio products, including DVD players, hi-fi systems, games consoles, digital televisions and set top boxes;
    - digital imaging products, including scanners, multi-function peripherals and cameras; and
    - portable devices such as PDAs, MP3 players and mobile phones with multimedia features.

- Wolfson's end customers include a variety of original equipment manufacturers, or OEMs, including Apple, Hewlett-Packard, Microsoft and Toshiba.

- Key Management:

    - **Chief Executive Officer:** David Milne co-founded the Company in 1984 and serves as the Chief Executive Officer and Managing Director. From 1973 to 1985, Dr Milne directed the Wolfson Microelectronics Institute at Edinburgh University, which developed CAD software and integrated circuit technology. Dr Milne was Vice President of the Royal Society of Edinburgh from October 1995 to September 1998, has a Doctorate in Physics from Bristol University and has been an Honorary Professor at the University of Edinburgh since March 1998. Dr Milne was awarded the OBE in 1985 for services to industry.

    - **Chief Technical Officer:** Jim Reid co-founded the Company in 1984 and serves as Chief Technical Officer and Business Development Director. From 1976 to 1985 Mr Reid held design engineering positions at RACAL-MESL, a microwave systems company, and at the Wolfson Microelectronics Institute. Mr Reid holds a First Class Honours Degree in Electrical and Electronic Engineering from the University of Edinburgh and is currently a Visiting Professor of Engineering Design at the University of Glasgow.

    - **Chief Financial Officer:** George Elliott joined the Board in January 2000 and serves as Chief Financial Officer and Finance Director. Formerly a partner of Grant Thornton he was previously Finance Director at Calluna plc and business development director at McQueen International Ltd (now Sykes), where he was responsible for several major projects. Mr Elliott is a Chartered Accountant and has a degree in Accountancy and Finance from Heriot Watt University.

- **Non-Executive Chairman:** John Carey joined the Board in November 1998 as a non-executive director and became Chairman in January 2000. Mr Carey was a founding investor in Integrated Devices Technology, Inc., serving as a member of the board before becoming CEO and COO in 1982 and Chairman of the Board from 1991 to 1999. In 1969, Mr Carey was a founder of Advanced Micro Devices Inc., where he held several operational management positions until 1978. Prior to that, Mr Carey worked on the development of the first integrated circuits at Fairchild during 1963 - 68. Mr Carey is chairman of the nomination committee and a member of the remuneration committee.

- www.wolfsonmicro.com

This announcement has been issued by and is the sole responsibility of Wolfson Microelectronics plc. The contents of this announcement have been approved by Citigroup Global Markets Limited ("Citigroup") solely for the purposes of section 21 of The Financial Services and Markets Act 2000. Citigroup and Cazenove & Co. Ltd ("Cazenove") are both acting for Wolfson Microelectronics plc and no one else in connection with the Offer and will not be responsible to anyone other than Wolfson Microelectronics plc for providing the protections afforded to clients of Citigroup or Cazenove or for providing advice in relation to the Offer.

This announcement does not form part of any offer of securities, or constitute a solicitation of any offer to purchase or subscribe for securities, and any acquisition of or application for shares in the Offer should only be made on the basis of information contained in the listing particulars to be issued in due course in connection with the Offer, which listing particulars will contain certain detailed information about Wolfson Microelectronics plc and its management, as well as financial statements and other financial data. This announcement is not for release, publication or distribution in or into Australia, Canada, Japan or the United States.

This announcement does not constitute an offer of securities for sale in the United States of America. Neither this announcement nor any copy of it may be taken or distributed into the United States of America or distributed or published, directly or indirectly, in the United States of America. Any failure to comply with this restriction may constitute a violation of US securities law. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of US persons unless they are registered under the Securities Act or pursuant to an available exemption therefrom. No public offering of securities of Wolfson Microelectronics plc is being made in the United States.

In connection with this Offer, Citigroup may over-allot or effect transactions to stabilise or maintain the market price of Wolfson Microelectronics plc's securities at levels above those that might otherwise prevail in the open market. However, there is no obligation on Citigroup to take such action. Such transactions may be effected on the London Stock Exchange, in over-the-counter markets or otherwise and shall be carried out in accordance with applicable rules and regulations. Such transactions, if commenced, may be discontinued at any time.

WOLFSON MICROELECTRONICS PLC
Initial Submission Pursuant to Rule 12g3-2(b)
November 14, 2003

3.1.2 Announcement of price range dated September 29, 2003

For immediate release 29 September 2003

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS)

Wolfson Microelectronics plc

Offer price range of 155p to 210p per share and appointment of non-executive director

Wolfson Microelectronics plc ("Wolfson" or the "Company"), a mixed-signal semiconductor company, which produces proprietary high performance integrated circuits ("ICs"), announces that pathfinder listing particulars, containing an indicative price range of 155p to 210p per share for the proposed offer (the "Offer") in connection with the Company's listing on the London Stock Exchange, have been published today.

Highlights of the Offer

- Indicative price range of 155p to 210p per share, corresponding to an offer size of £57.5 million to £69.1 million and a market capitalisation of Wolfson post-flotation of between £164.0 million and £213.3 million based on the Company raising £25.0 million of new money.

- The Offer comprises an institutional offer and an employee offer. The institutional offer is being made to institutional investors in the UK and internationally including certain institutional investors in the United States under rule 144A.

- The Offer will comprise between 11.9 million and 16.1 million new shares issued by Wolfson and approximately 21.0 million existing shares from certain of Wolfson's institutional shareholders. Wolfson's directors will not be selling any shares in the Offer.

- At up to 37.1 million shares, the Offer represents approximately 35% of the enlarged issued share capital of the Company (or approximately 40% if the Over-allotment Option, as discussed below, is exercised in full).

- Wolfson expects to use the net proceeds of the Offer to develop its sales infrastructure, enhance design and test technology, increase product coverage in multiple markets and for general corporate purposes.

- Citigroup has been appointed sole bookrunner and sponsor for the Offer. Citigroup and Cazenove have been appointed joint lead managers and will act as joint brokers to Wolfson.

- In connection with the Offer, Citigroup will be granted an option by certain selling shareholders to purchase approximately a further 4.9 million shares at the final offer price to cover over-allotments, if any (the "Over-allotment Option"). The Over-allotment Option will be exercisable for 30 days after the admission of the ordinary shares to the Official List of the London Stock Exchange.

- The pathfinder listing particulars are not for general distribution.

Wolfson also announces the following changes to its Board of Directors:

- Ross Graham, Corporate Development Director of Misys plc, has been appointed a non-executive director and will act as chairman of the audit committee. Mr Graham is a chartered accountant. He joined Misys plc as Finance Director on its flotation in 1987 before being appointed to his current role in 1998.

- Greg Lockwood, who was appointed to the Board by UBS Capital, will step down from the Board before the listing takes place. Juergen Germies, who was appointed to the Board by WestLB, has agreed to remain on the Board until a replacement is appointed.

David Milne, Chief Executive of Wolfson, said:

"We are delighted to publish details of our share offer today. Wolfson has grown strongly and is, we believe, well positioned to benefit from the demand for our technology in many new and exciting consumer products.

"The Board is also delighted that Ross has joined us as a non-executive director. He has a wealth of knowledge in the technology world and his experience in developing businesses will be extremely useful to us. All the Board would like to thank Greg for the contribution he has made to the Company over a number of years."

Expected timetable

Announcement of final offer price	7.00 a.m. on 14 October 2003
Conditional dealings commence	8.00 a.m. on 14 October 2003
Admission and commencement of unconditional dealings	8.00 a.m. on 17 October 2003

Enquiries

Wolfson — On **020 7404 5959** today and thereafter **0131 272 7000**

David Milne, CEO
George Elliott, CFO

Citigroup — **020 7986 4000**

Roger Barb
Tom Attenborough
Jeremy Hughes

Brunswick — **020 7404 5959**

Tom Buchanan
Kate Holgate
Harry Chathli

Notes to editors

Ross Graham, non-executive director and chairman of Wolfson's audit committee

Ross Graham is Corporate Development Director of Misys plc. He qualified as a chartered accountant with Arthur Young in 1969 and was made a partner of that firm in 1981. Mr Graham joined Misys plc as its Finance Director on its flotation in 1987, where he played a key role in its acquisition strategy. In 1998 he decided to focus on corporate development, and is currently responsible for the execution of all of Misys' corporate transactions.

Overview of Wolfson

Wolfson designs, develops, manufactures and sells a range of proprietary high performance integrated circuits combining analogue and digital technology, known as mixed-signal ICs. The Company's analogue-intensive mixed-signal ICs provide the essential user interface to digital information, by converting between real world analogue signals such as sound and light to the digital format used in computers and other electronic equipment. The features and performance characteristics of Wolfson's mixed-signal ICs play a crucial part in determining the functionality and usability of a wide range of digital electronic products.

Wolfson sells a range of over 50 products to more than 150 customers worldwide. The Company has strategically targeted high-growth markets where it believes there is increasing demand for high volumes of mixed-signal ICs. Reflecting this strategy, Wolfson's devices are found in a wide range of familiar items in the consumer and professional electronics markets, such as:

- digital audio products, including DVD players, hi-fi systems, games consoles, digital televisions and set-top boxes;
- digital imaging products, including scanners, multi-function peripherals and cameras; and
- portable devices, such as PDAs, MP3 players and mobile phones with multimedia features.

Wolfson's end customers include a variety of original equipment manufacturers (or "OEMs") and original design and manufacturing companies (or "ODMs") including Apple, Compal, Canon, Hewlett-Packard, Microsoft, Mitac, Samsung and Toshiba.

Wolfson is a fabless semiconductor manufacturer and accordingly outsources the capital-intensive manufacturing process, principally the production of silicon wafers, packaging and testing, allowing it to focus its resources on product development and marketing activities. Wolfson places significant emphasis on research and development and the introduction of innovative and technologically advanced new products. In the year ended 31 December 2002 Wolfson invested 14.6% of its turnover in research and development. In the 12 months to 30 September 2003 Wolfson introduced 15 new products, with plans to introduce another 23 new products in the 12 months to 30 September 2004.

Wolfson was founded in 1984 as a design house and by 1995 had designed over 100 ICs for specific customers. In 1995, it made the strategic decision to become a supplier of its own proprietary products, based on its accumulated design, product definition and product development expertise. Since then Wolfson has grown to employ over 120 people in 5 locations internationally, and has shipped over 50 million products in the last 12 months.

Wolfson's turnover has increased from $16.2 million in 2001 to $33.7 million in 2002. In the first six months of 2003, turnover was $29.3 million, compared to $13.1 million in the same period of 2002. In 2001, Wolfson made a loss on ordinary activities before taxation of $1.1 million. In 2002, Wolfson made a profit on ordinary activities before taxation of $3.6 million. In the first half of 2003, Wolfson made a profit on ordinary activities before taxation of $4.2 million.

Competitive Strengths

Wolfson believes that its competitive strengths include:

- **Product definition expertise**

Wolfson's history as a design house and in-house technical capabilities provide it with significant expertise and an extensive track record (including over 100 design-wins) in the successful definition and design of mixed-signal ICs. The combination of its customer relationships at the product development level and in-house product definition track record puts Wolfson at the forefront of technological developments for next generation products.

- **Product realisation capability**

The successful realisation of a product requires significant engineering expertise and an effective development process, encompassing design, test and product qualification. Wolfson believes that its in-house processes and track record of success in this area represent a significant competitive advantage in the rapidly evolving markets in which it competes.

- **Proven sole source supplier**

For many of the Company's customers, Wolfson is a sole source supplier. Wolfson believes its customers' decisions to purchase from Wolfson reflect their confidence in Wolfson's ability to satisfy the complex logistical demands of their manufacturing processes with large volumes of technically advanced, reliable products. Wolfson's track record of meeting these requirements, which has been built up over the last decade, is a critical factor in securing its customers' business.

- **Management team**

Wolfson's senior management team of 11 people has over 180 combined years of experience in the development, manufacture and sale of mixed-signal ICs. This team has substantial experience and a successful track record of building and operating the business, delivering organic revenue growth, and attracting, developing and retaining the technical expertise that is critical to executing Wolfson's strategy.

Strategy

Wolfson's strategy is to be a leading international supplier of a wide range of differentiated mixed-signal ICs to its targeted markets. Wolfson's aim is to expand its business profitably through providing a broad portfolio of innovative products and services to a worldwide customer base. To achieve these goals, Wolfson intends to:

- target high growth, high volume markets;
- develop and market a broad portfolio of innovative products in its target markets;
- continue to develop leading design technology;
- expand sales, marketing and technical support organisations;
- expand relationships with leading OEMs, ODMs and subcontract manufacturers;
- leverage design experience into new products and markets; and
- attract, maintain and develop leading mixed-signal engineering talent.

Key Financial Data

	Year Ended 31 December		
	2000	2001	2002
	(in thousands of US dollars, except per share amounts)		
Consolidated Profit and Loss Information:			
Turnover	$13,120	$16,178	$33,681
Cost of sales	(9,563)	(10,143)	(17,871)
Gross profit	3,557	6,035	15,810
Operating expenses	(5,779)	(7,204)	(12,524)
Other operating income	117	125	276
Operating (loss)/profit	(2,105)	(1,044)	3,562
Net interest (expense)/income	(38)	(67)	66
Taxation on (loss)/profit on ordinary activities	-	3,830	(1,216)
Dividends paid and proposed on equity and non-equity shares	-	-	(885)
Retained (loss)/profit for the year for equity shareholders	$(2,143)	$ 2,667	$ 1,527
(Loss)/profit on ordinary activities before taxation	$(2,143)	$(1,111)	$ 3,628
Basic (loss)/earnings per share	(3.61)	3.82	3.45
Diluted (loss)/earnings per share	N/A	3.52	2.57
Cash Flow Information:			
Net cash (outflow)/inflow from operating activities	$(2,214)	$(2,892)	$ 3,465
Net cash inflow/(outflow) from financing activities	4,561	6,781	1,494
Other Financial Information:			
Depreciation	$ 282	$ 531	$ 1,333
Capital expenditure	338	899	3,517
Cash	773	3,657	6,282

	As at 31 December		
	2000	2001	2002
	(in thousands of US dollars)		
Consolidated Balance Sheet Information:			
Tangible assets	$ 596	$ 952	$3,390
Current assets	4,453	13,938	20,760
Total assets	5,049	14,890	24,150
Creditors: amounts falling due within one year	(1,847)	(2,531)	(8,180)
Net current assets	2,606	11,407	12,580
Total assets less current liabilities	3,202	12,359	15,970
Creditors: amounts falling due after more than one year	-	-	(1,197)
Deferred income	(1,355)	(950)	(468)
Shareholders' funds	$ 1,847	$11,409	$14,305

Key Financial Data (cont.)

	Six Months Ended 30 June	
	2002	2003
	(in thousands of US dollars, except per share amounts)	
Consolidated Profit and Loss Information:		
Turnover	$13,099	$ 29,253
Cost of sales	(7,005)	(15,684)
Gross profit	6,094	13,569
Operating expenses	(4,792)	(9,578)
Other operating income	136	184
Operating (loss)/profit	1,438	4,175
Net interest (expense)/income	61	(18)
Taxation on (loss)/profit on ordinary activities	(489)	(1,352)
Dividends paid and proposed on equity and non-equity shares	(191)	213
Retained (loss)/profit for the year for equity shareholders	$ 819	$2,592
(Loss)/profit on ordinary activities before taxation	$1,499	$4,157
Basic (loss)/earnings per share	1.45	3.99
Diluted (loss)/earnings per share	1.08	2.98
Cash Flow Information:		
Net cash (outflow)/inflow from operating activities	$1,145	$ 678
Net cash inflow/(outflow) from financing activities	(8)	1,107
Other Financial Information:		
Depreciation	$530	$ 1,013
Capital expenditure	1,040	1,708
Cash	4,341	6,500

	As at 30 June	
	2002	2003
	(in thousands of US dollars)	
Consolidated Balance Sheet Information:		
Tangible assets	$ 1,532	$4,147
Current assets	15,666	25,957
Total assets	17,198	30,104
Creditors: amounts falling due within one year	(3,619)	(11,017)
Net current assets	12,047	14,940
Total assets less current liabilities	13,579	19,087
Creditors: amounts falling due after more than one year	(72)	(1,616)
Deferred income	(739)	(152)
Shareholders' funds	$ 12,768	$ 17,319

This announcement has been issued by and is the sole responsibility of Wolfson Microelectronics plc. The contents of this announcement have been approved by Citigroup Global Markets Limited ("Citigroup") solely for the purposes of section 21 of the Financial Services and Markets Act 2000. Citigroup and Cazenove & Co. Ltd ("Cazenove") are both acting for Wolfson Microelectronics plc and no one else in connection with the Offer and will not be responsible to anyone other than Wolfson Microelectronics plc for providing the protections afforded to clients of Citigroup or Cazenove or for providing advice in relation to the Offer.

This announcement does not form part of any offer of securities, or constitute a solicitation of any offer to purchase or subscribe for securities, and any acquisition of or application for shares in the Offer should only be made on the basis of information contained in the listing particulars to be issued in due course in connection with the Offer, which listing particulars will contain certain detailed information about Wolfson Microelectronics plc and its management, as well as financial statements and other financial data. This announcement is not for release, publication or distribution in or into Australia, Canada, Japan or the United States. Stabilisation/FSA.

This announcement does not constitute an offer of securities for sale in the United States of America. Neither this announcement nor any copy of it may be taken or distributed into the United States of America or distributed or published, directly or indirectly, in the United States of America. Any failure to comply with this restriction may constitute a violation of US securities law. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of US persons unless they are registered under the Securities Act or pursuant to an available exemption therefrom. No public offering of securities of Wolfson Microelectronics plc is being made in the United States.

WOLFSON MICROELECTRONICS PLC
Initial Submission Pursuant to Rule 12g3-2(b)
November 14, 2003

3.1.3 Announcement of publication of listing particulars dated October 16, 2003

16 October 2003

Wolfson Microelectronics plc

Announcement of availability of listing particulars relating to the admission of Wolfson Microelectronics plc to the Official List of the UK Listing Authority and to trading on the London Stock Exchange

A copy of the above document has been submitted to the UKLA, and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:
Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS
Telephone: 020 7066 1000

WOLFSON MICROELECTRONICS PLC
Initial Submission Pursuant to Rule 12g3-2(b)
November 14, 2003

3.1.4 Announcement of offer price dated October 16, 2003

16 October 2003
Embargoed for 7am

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS)

Wolfson Microelectronics plc
Announcement of offer price of 210 pence per share

Wolfson Microelectronics plc ("Wolfson" or the "Company"), a fabless semiconductor company, which supplies high performance mixed signal integrated circuits ("ICs"), announces the offer price (the "Offer Price") in connection with the Company's listing on the London Stock Exchange (the "Offer") of 210 pence per share. This is at the top of the Offer Price range of 155 – 210 pence per share announced on 29 September 2003. The Offer was significantly over-subscribed at the Offer Price.

- The Offer comprises an aggregate of 32,923,418 shares representing 32.4 per cent. of the Company's enlarged and issued share capital and corresponding to a total offer size of £69.1 million. Of this, 11,904,762 shares will be new ordinary shares issued by Wolfson.

- Based on the Offer Price, the market capitalisation of the Company at listing will be approximately £213.7 million and the number of shares in issue will be 101,755,315.

- In connection with the Offer, Citigroup will be granted an option by certain selling shareholders to purchase approximately a further 4.9 million shares at the Offer Price to cover over-allotments, if any (the "Over-allotment Option"). The Over-allotment Option will be exercisable for 30 days after the admission of the shares to the Official List of the UK Listing Authority.

- Applications under the employee offer amounted to over £0.5 million or over 250,000 shares and have been allocated in full.

- Conditional dealings commence at 8.00am today on the London Stock Exchange. It is expected that the listing will become effective and unconditional dealings will commence at 8.00am on 21 October 2003 under the ticker symbol WLF.L.

- Citigroup acted as sole bookrunner and sponsor for the Offer. Citigroup and Cazenove acted as joint lead managers and will act as joint brokers to Wolfson.

David Milne, Chief Executive Officer of Wolfson, said: "We are delighted at the tremendous response from institutions in the UK, Continental Europe and the US. This is an emphatic endorsement of our track record and our confidence in Wolfson's prospects going forward.

"Our flotation enables us to build upon Wolfson's success to date and to develop the company as a major semi-conductor supplier. We welcome all our new shareholders and look forward to the future as a listed company."

(End)

Enquiries:

Wolfson	On **020 7404 5959** today and thereafter **0131 272 7000**
David Milne, CEO George Elliott, CFO	
Citigroup	**020 7986 4000**
Roger Barb Tom Attenborough Jeremy Hughes	
Brunswick	**020 7404 5959**
Tom Buchanan Kate Holgate Harry Chathli	

Notes to editors

Overview of Wolfson

Wolfson designs, develops, manufactures and sells a range of proprietary high performance integrated circuits combining analogue and digital technology, known as mixed-signal ICs. The Company's analogue-intensive mixed-signal ICs provide the essential user interface to digital information, by converting between real world analogue signals such as sound and light to the digital format used in computers and other electronic equipment. The features and performance characteristics of Wolfson's mixed-signal ICs play a crucial part in determining the functionality and usability of a wide range of digital electronic products.

Wolfson sells a range of over 50 products to more than 150 customers worldwide. The Company has strategically targeted high-growth markets where it believes there is increasing demand for high volumes of mixed-signal ICs. Reflecting this strategy, Wolfson's devices are found in a wide range of familiar items in the consumer and professional electronics markets, such as:

- digital audio products, including DVD players, hi-fi systems, games consoles, digital televisions and set-top boxes;
- digital imaging products, including scanners, multi-function peripherals and cameras; and
- portable devices, such as PDAs, MP3 players and mobile phones with multimedia features.

Wolfson's end customers include a variety of original equipment manufacturers (or "OEMs") and original design and manufacturing companies (or "ODMs") including Apple, Compal, Canon, Hewlett-Packard, Microsoft, Mitac, Samsung and Toshiba.

Wolfson is a fabless semiconductor manufacturer and accordingly outsources the capital-intensive manufacturing process, principally the production of silicon wafers, packaging and testing, allowing it to focus its resources on product development and marketing activities. Wolfson places significant emphasis on research and development and the introduction of innovative and technologically advanced new products. In the year ended 31 December 2002 Wolfson invested 14.6% of its

Enquiries:

Wolfson	On **020 7404 5959** today and thereafter **0131 272 7000**
David Milne, CEO George Elliott, CFO	
Citigroup	**020 7986 4000**
Roger Barb Tom Attenborough Jeremy Hughes	
Brunswick	**020 7404 5959**
Tom Buchanan Kate Holgate Harry Chathli	

Notes to editors

Overview of Wolfson

Wolfson designs, develops, manufactures and sells a range of proprietary high performance integrated circuits combining analogue and digital technology, known as mixed-signal ICs. The Company's analogue-intensive mixed-signal ICs provide the essential user interface to digital information, by converting between real world analogue signals such as sound and light to the digital format used in computers and other electronic equipment. The features and performance characteristics of Wolfson's mixed-signal ICs play a crucial part in determining the functionality and usability of a wide range of digital electronic products.

Wolfson sells a range of over 50 products to more than 150 customers worldwide. The Company has strategically targeted high-growth markets where it believes there is increasing demand for high volumes of mixed-signal ICs. Reflecting this strategy, Wolfson's devices are found in a wide range of familiar items in the consumer and professional electronics markets, such as:

- digital audio products, including DVD players, hi-fi systems, games consoles, digital televisions and set-top boxes;
- digital imaging products, including scanners, multi-function peripherals and cameras; and
- portable devices, such as PDAs, MP3 players and mobile phones with multimedia features.

Wolfson's end customers include a variety of original equipment manufacturers (or "OEMs") and original design and manufacturing companies (or "ODMs") including Apple, Compal, Canon, Hewlett-Packard, Microsoft, Mitac, Samsung and Toshiba.

Wolfson is a fabless semiconductor manufacturer and accordingly outsources the capital-intensive manufacturing process, principally the production of silicon wafers, packaging and testing, allowing it to focus its resources on product development and marketing activities. Wolfson places significant emphasis on research and development and the introduction of innovative and technologically advanced new products. In the year ended 31 December 2002 Wolfson invested 14.6% of its

Enquiries:

Wolfson — On **020 7404 5959** today and thereafter **0131 272 7000**

David Milne, CEO
George Elliott, CFO

Citigroup — **020 7986 4000**

Roger Barb
Tom Attenborough
Jeremy Hughes

Brunswick — **020 7404 5959**

Tom Buchanan
Kate Holgate
Harry Chathli

Notes to editors

Overview of Wolfson

Wolfson designs, develops, manufactures and sells a range of proprietary high performance integrated circuits combining analogue and digital technology, known as mixed-signal ICs. The Company's analogue-intensive mixed-signal ICs provide the essential user interface to digital information, by converting between real world analogue signals such as sound and light to the digital format used in computers and other electronic equipment. The features and performance characteristics of Wolfson's mixed-signal ICs play a crucial part in determining the functionality and usability of a wide range of digital electronic products.

Wolfson sells a range of over 50 products to more than 150 customers worldwide. The Company has strategically targeted high-growth markets where it believes there is increasing demand for high volumes of mixed-signal ICs. Reflecting this strategy, Wolfson's devices are found in a wide range of familiar items in the consumer and professional electronics markets, such as:

- digital audio products, including DVD players, hi-fi systems, games consoles, digital televisions and set-top boxes;
- digital imaging products, including scanners, multi-function peripherals and cameras; and
- portable devices, such as PDAs, MP3 players and mobile phones with multimedia features.

Wolfson's end customers include a variety of original equipment manufacturers (or "OEMs") and original design and manufacturing companies (or "ODMs") including Apple, Compal, Canon, Hewlett-Packard, Microsoft, Mitac, Samsung and Toshiba.

Wolfson is a fabless semiconductor manufacturer and accordingly outsources the capital-intensive manufacturing process, principally the production of silicon wafers, packaging and testing, allowing it to focus its resources on product development and marketing activities. Wolfson places significant emphasis on research and development and the introduction of innovative and technologically advanced new products. In the year ended 31 December 2002 Wolfson invested 14.6% of its

turnover in research and development. In the 12 months to 30 September 2003 Wolfson introduced 15 new products, with plans to introduce another 23 new products in the 12 months to 30 September 2004.

Wolfson was founded in 1984 as a design house and by 1995 had designed over 100 ICs for specific customers. In 1995, it made the strategic decision to become a supplier of its own proprietary products, based on its accumulated design, product definition and product development expertise. Since then Wolfson has grown to employ over 120 people in 5 locations internationally, and has shipped over 50 million products in the last 12 months.

Wolfson's turnover has increased from $16.2 million in 2001 to $33.7 million in 2002. In the first six months of 2003, turnover was $29.3 million, compared to $13.1 million in the same period of 2002. In 2001, Wolfson made a loss on ordinary activities before taxation of $1.1 million. In 2002, Wolfson made a profit on ordinary activities before taxation of $3.6 million. In the first half of 2003, Wolfson made a profit on ordinary activities before taxation of $4.2 million.

This announcement has been issued by and is the sole responsibility of Wolfson Microelectronics plc. The contents of this announcement have been approved by Citigroup Global Markets Limited ("Citigroup") solely for the purposes of section 21 of the Financial Services and Markets Act 2000. Citigroup and Cazenove & Co. Ltd ("Cazenove") are both acting for Wolfson Microelectronics plc and no one else in connection with the Offer and will not be responsible to anyone other than Wolfson Microelectronics plc for providing the protections afforded to clients of Citigroup or Cazenove or for providing advice in relation to the Offer.

This announcement does not form part of any offer of securities, or constitute a solicitation of any offer to purchase or subscribe for securities, and any acquisition of or application for shares in the Offer should only be made on the basis of information contained in the listing particulars to be issued in due course in connection with the Offer, which listing particulars will contain certain detailed information about Wolfson Microelectronics plc and its management, as well as financial statements and other financial data. This announcement is not for release, publication or distribution in or into Australia, Canada, Japan or the United States. Stabilisation/FSA.

This announcement does not constitute an offer of securities for sale in the United States of America. Neither this announcement nor any copy of it may be taken or distributed into the United States of America or distributed or published, directly or indirectly, in the United States of America. Any failure to comply with this restriction may constitute a violation of US securities law. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of US persons unless they are registered under the Securities Act or pursuant to an available exemption therefrom. No public offering of securities of Wolfson Microelectronics plc is being made in the United States.

WOLFSON MICROELECTRONICS PLC
Initial Submission Pursuant to Rule 12g3-2(b)
November 14, 2003

3.1.5 Announcement relating to stabilisation dated October 16, 2003

Wolfson Microelectronics plc
16 October 2003
Embargoed for 7am

WOLFSON MICROELECTRONICS PLC STABILISATION NOTICE

Offer of 32,923,418 ordinary shares of 0.1 pence each at a price of 210 pence per ordinary share of Wolfson Microelectronics plc with an over-allotment option of up to 4,944,435 existing ordinary shares.

Pursuant to rule 3060 of the London Stock Exchange rules, Citigroup Global Markets U.K. Equity Limited ("Citigroup") notifies you that it is the stabilising manager in the above securities in relation to the above transaction.

Citigroup confirms the following:

1. The securities concerned are ordinary shares of 0.1 pence nominal value, the ISIN number of these securities is GB0033563130
2. The stabilising manager is Citigroup (contact Darrell Uden, Tel: 020 7986 0410)
3. The stabilisation period transactions may be undertaken by Citigroup from 08:00am on 16 October 2003 to 20 November 2003 inclusive (30 days after admission)
4. The issue price of the ordinary shares has been set at 210 pence
5. No other associated securities are being stabilised
6. Stabilisation may occur on the London Stock Exchange

FOR AND ON BEHALF OF CITIGROUP, 16 OCTOBER 2003

Stabilisation / FSA

WOLFSON MICROELECTRONICS PLC
Initial Submission Pursuant to Rule 12g3-2(b)
November 14, 2003

3.1.6 Announcement relating to Over-Allotment

20 OCTOBER 2003

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS)

Wolfson Microelectronics plc

Announcement of Exercise of Over-Allotment Arrangements

Wolfson Microelectronics plc ("Wolfson" or the "Company"), a fabless semiconductor company, which supplies high performance mixed signal integrated circuits announces that in connection with the Company's initial public offering (the "Offer"), Citigroup Global Markets U.K. Equity Limited has given notice to certain selling shareholders exercising, on behalf of the underwriters, the over-allotment option in respect of 4,944,435 existing ordinary shares in the Company.

Wolfson will not receive any of the £10.4 million proceeds arising from the exercise of the over-allotment option.

Including the exercise of the over-allotment option, the total size of the Offer was £79.5 million comprising (37,867,853 million new and existing ordinary shares).

Enquiries:

Wolfson **0131 272 7000**

David Milne, CEO
George Elliott, CFO

Citigroup **020 7986 4000**

Roger Barb
Tom Attenborough
Jeremy Hughes

Brunswick **020 7404 5959**

Tom Buchanan
Kate Holgate
Harry Chathli

This announcement has been issued by and is the sole responsibility of Wolfson Microelectronics plc. The contents of this announcement have been approved by Citigroup Global Markets Limited ("Citigroup") solely for the purposes of section 21 of the Financial Services and Markets Act 2000. Citigroup and Cazenove & Co. Ltd ("Cazenove") are both acting for Wolfson Microelectronics plc and no one else in connection with the Offer and will not be responsible to anyone other than Wolfson Microelectronics plc for providing the protections afforded to clients of Citigroup or Cazenove or for providing advice in relation to the Offer.

This announcement does not form part of any offer of securities, or constitute a solicitation of any offer to purchase or subscribe for securities, and any acquisition of or application for shares in the Offer should only be made on the basis of information contained in the listing particulars to be issued in due course in connection with the Offer, which listing particulars will contain certain detailed information about Wolfson Microelectronics plc and its management, as well as financial statements and other financial data. This announcement is not for release, publication or distribution in or into Australia, Canada, Japan or the United States. Stabilisation/FSA.

This announcement does not constitute an offer of securities for sale in the United States of America. Neither this announcement nor any copy of it may be taken or distributed into the United States of America or distributed or published, directly or indirectly, in the United States of America. Any failure to comply with this restriction may constitute a violation of US securities law. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of US persons unless they are registered under the Securities Act or pursuant to an available exemption therefrom. No public offering of securities of Wolfson Microelectronics plc is being made in the United States.